Form 20-F
period 2002-12-31
GROHE HOLDING GMBH
filed 2003-04-30
CIK 1167990

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 2003

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                          ____________________________

                                    FORM 20-F
                          ____________________________

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                        COMMISSION FILE NUMBER: 333-83166

                          ____________________________


                               GROHE HOLDING GMBH
             (Exact name of Registrant as specified in its charter)

                          ____________________________


                           FEDERAL REPUBLIC OF GERMANY
                 (Jurisdiction of Incorporation or Organization)

                                HAUPTSTRASSE 137
                                   58675 HEMER
                           FEDERAL REPUBLIC OF GERMANY
                    (Address of Principal Executive Offices)


SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
None


SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT: 11.5% senior notes due November 15, 2010.

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THIS ANNUAL
REPORT: n/a

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

                           YES       X        NO
                                    ---                ---

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW.

                         ITEM 17     ___    ITEM 18    X
                                                      ---

================================================================================

                                TABLE OF CONTENTS

                                                                                                               PAGE

PART I   ........................................................................................................1


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...................................................1


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.................................................................1


ITEM 3.  KEY INFORMATION.........................................................................................1

         3.A.        Selected Financial Data.....................................................................1
         3.B.        Capitalization and Indebtedness.............................................................4
         3.C.        Reasons for the Offer and Use of Proceeds...................................................4
         3.D.        Risk Factors................................................................................4

ITEM 4.  INFORMATION ON THE COMPANY.............................................................................17

         4.A.        History and Development of the Company.....................................................17
         4.B.        Business Overview..........................................................................18
         4.C.        Organizational Structure...................................................................31
         4.D.        Property, Plant and Equipment..............................................................33

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS...........................................................34

         5.A.        Operating Results..........................................................................39
         5.B.        Liquidity and Capital Resources............................................................50
         5.C.        Research and Development...................................................................55
         5.D.        Trend Information..........................................................................56
         5.E.        Off-Balance Sheet Arrangements.............................................................58
         5.F.        Tabular Disclosure of Contractual Obligations..............................................59

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.............................................................59

         6.A.        Directors and Senior Management............................................................59
         6.B.        Compensation...............................................................................62
         6.C.        Board Practices............................................................................62
         6.D.        Employees..................................................................................62
         6.E.        Share Ownership............................................................................63

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS......................................................63

         7.A.        Major Shareholders.........................................................................63
         7.B.        Related Party Transactions.................................................................64
         7.C.        Interests of Experts and Counsel...........................................................66

ITEM 8.  FINANCIAL INFORMATION..................................................................................66

         8.A.        Consolidated Statements and Other Financial Information....................................66
         8.B.        Significant Changes........................................................................68

ITEM 9.  THE OFFER AND LISTING..................................................................................69

         9.A.        Offer and Listing Details..................................................................69
         9.B.        Plan of Distribution.......................................................................69
         9.C.        Markets....................................................................................69
         9.D.        Selling Shareholders.......................................................................69
         9.E.        Dilution...................................................................................69
         9.F.        Expenses of the Issue......................................................................69




ITEM 10. ADDITIONAL INFORMATION.................................................................................69

         10.A.       Share Capital..............................................................................69
         10.B.       Memorandum and Articles of Association.....................................................69
         10.C.       Material Contracts.........................................................................72
         10.D.       Exchange Controls..........................................................................91
         10.E.       Taxation...................................................................................92
         10.F.       Dividends and Paying Agents................................................................96
         10.G.       Statements by Experts......................................................................96
         10.H.       Documents on Display.......................................................................96
         10.I.       Subsidiary Information.....................................................................96

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.............................................96


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES................................................107


PART II  ......................................................................................................108


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.......................................................108


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS..........................108


ITEM 15. CONTROLS AND PROCEDURES...............................................................................108


ITEM 16. [RESERVED]............................................................................................108


PART III ......................................................................................................109


ITEM 17. FINANCIAL STATEMENTS..................................................................................109


ITEM 18. FINANCIAL STATEMENTS..................................................................................109


ITEM 19. EXHIBITS..............................................................................................109


SIGNATURES.....................................................................................................112

                           FORWARD-LOOKING STATEMENTS

         This annual report includes forward-looking statements. All statements other than statements of historical fact included in this annual report, including the statements under the headings "Information on the Company" and "Operating and Financial Review and Prospects" and elsewhere in this annual report regarding our financial condition or plans to increase revenues and statements regarding other future events or prospects, are forward-looking statements. The words "may", "will", "expect", "anticipate", "believe", "future", "aim", "continue", "help", "estimate", "plan", "intend", "should", "shall" or the negative or other variations of them as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements. We have based these forward-looking statements on management's current view with respect to future events and financial performance. These views reflect the best judgment of our executives but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements as a result of the following risks, uncertainties and assumptions, among others:

o risks associated with our significant debt and our ability to meet our obligations;

o our ability to respond timely to technological advances and emerging industry standards and practices;

o our ability to obtain brass and brass-related products at commercially reasonable prices;

o        the impact of exchange rate fluctuations;

o        our ability to manage our growth and geographic market expansion;

o        our future capital needs;

o        increased competition from other sanitary products manufacturers;

o        general local and global economic conditions; and

o        the other factors described under "Risk Factors".

         We do not intend to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements contained throughout this annual report. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

                 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

PRESENTATION OF FINANCIAL INFORMATION

         You should read the financial statements and the notes to the financial statements included elsewhere in this annual report in conjunction with "Operating and Financial Review and Prospects".

         The consolidated balance sheet of Grohe Holding and subsidiaries as of December 31, 2002 and the related statements of operations, cash flows and changes in shareholders' equity for the year then ended included in this annual report have been audited by Ernst & Young AG Wirtschaftsprufungsgesellschaft, independent public accountants, as indicated in their reports with respect thereto, and are included in this annual report in reliance upon their authority as experts in giving those reports.

         The financial statements of Grohe Holding and subsidiaries as of December 31, 2001 and for the years ended December 31, 2001 and 2000 included in this annual report were audited by other auditors who have ceased operations as a foreign associate of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 23, 2002. The predecessor auditor has not reissued the report.

         As used in this annual report, "Grohe", "Grohe group", "Grohe Holding", "us", "we" or "our" means Grohe Holding GmbH and its consolidated subsidiaries and controlled partnerships, except as otherwise indicated; "the predecessor" means Friedrich Grohe AG and its consolidated subsidiaries and controlled partnerships before July 31, 1999; "Friedrich Grohe AG" means Friedrich Grohe AG, our principal operating company, before its conversion from a stock corporation to a limited partnership under German law; "Friedrich Grohe" means Friedrich Grohe AG & Co. KG, our principal operating company, after its conversion from a stock corporation to a limited partnership under German law; "Grohe Beteiligungs" means Grohe Beteiligungs GmbH & Co. KG, a limited partnership in which we are the general partner.

CURRENCY

         For the purposes of this annual report, (1) "US dollars" or "US$" means the lawful currency of the United States of America, (2) "deutsche mark" or "DM" means the lawful currency of the Federal Republic of Germany for the period prior to January 1, 1999 and a national currency unit of the euro used as legal tender in the Federal Republic of Germany for the period from January 1, 1999 until December 31, 2001 and (3) "(euro)" OR "euro" means the single currency introduced at the start of the third stage of European Economic and Monetary Union on January 1, 1999, pursuant to the Treaty of Rome establishing the European Economic Community, as amended by the Treaty on the European Union, signed at Maastricht on February 7, 1992, and the lawful currency of the Federal Republic of Germany on and after January 1, 1999.

         Effective January 1, 1999, Germany and ten other member states of the European Union introduced the euro as their common currency and established fixed conversion rates between their existing sovereign currencies and the euro. These countries now form a new "euro zone" which includes Greece as the twelfth country since January 1, 2001. The euro is a fully convertible currency.

         We changed our reporting currency from deutsche mark to euro effective January 1, 2001. Accordingly, the financial statements presented for periods ending after January 1, 2001 are stated in euro. The financial statements for periods ended prior to January 1, 2001 have been restated from deutsche mark into euro at an exchange rate of DM 1.95583 to (euro)1, the fixed exchange rate of January 1, 1999. The comparative financial statements reported in euro depict the same trends as would have been presented if we had continued to present financial statements in the currency that was previously used. Financial information for periods prior to January 1, 1999 will not be comparable to the financial information of other companies that report in euro and that restated amounts from a currency other than the deutsche mark.

         On April 28, 2003, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate") for the euro was US$1.10 per
(euro)1.00. For information regarding recent rates of exchange between the euro and the US dollar, see "Exchange Rates".

ROUNDING

         Certain numerical figures included in this annual report have been subject to rounding adjustments; accordingly, numerical figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

                                 EXCHANGE RATES

         The following table sets out, for the periods indicated, certain information concerning the noon buying rates of euro per US dollar. These rates differ from the actual rates used in the preparation of the financial statements and other financial information appearing in this annual report. We make no representation that the euro or US dollar amounts referred to in this annual report could have been or could be converted into US dollars or euros, as the case may be, at any particular rate or at all. On April 28, 2003, the noon buying rate between the euro and the US dollar was (euro)0.91 per US$1.00.

                                                     HIGH             LOW              AVERAGE          PERIOD END
                                                     ----             ---              -------          ----------
Year ended December 31
----------------------
1998                                                   0.95           0.82               0.90(1)              0.85
1999                                                   1.00           0.85               0.94(1)              0.99
2000                                                   1.21           0.97               1.09(1)              1.06
2001                                                   1.19           1.05               1.12(1)              1.12
2002                                                   1.16           0.95               1.06(1)              0.95
October 2002                                           1.03           1.01                --                  1.01
November 2002                                          1.01           0.99                --                  1.01
December 2002                                          1.01           0.95                --                  0.95
January 2003                                           0.97           0.92                --                  0.93
February 2003                                          0.93           0.92                --                  0.93
March 2003                                             0.95           0.90                --                  0.92
April 2003 (through April 28)                          0.95           0.91                --                  0.91

----------

(1) The average of the noon buying rates on the last business day of each month during the relevant period.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

3.A.     SELECTED FINANCIAL DATA

         The following table sets out selected US GAAP historical financial information:

o of Friedrich Grohe AG for the seven months ended July 31, 1999, derived from its audited consolidated financial statements; and

o of Grohe Holding for the period from inception to December 31, 1999 and the years ended December 31, 2000, 2001, and 2002, derived from its audited consolidated financial statements.

as well as selected German GAAP historical financial information:

o of Friedrich Grohe AG for the year ended December 31, 1998 and the seven months ended July 31, 1999, derived from its audited consolidated financial statements; and

o of Grohe Holding for the period from inception to December 31, 1999 and the years ended December 31, 2000, 2001 and 2002, derived from its audited consolidated financial statements.

         As a foreign registrant, Grohe Holding has filed financial statements with the SEC in accordance with accounting principles generally accepted in the United States, or US GAAP, for the first time in February 2002. Accordingly, Grohe Holding has been required to provide selected financial data in accordance with US GAAP for fiscal years beginning after December 31, 1998. Nonetheless, selected financial data still needs to be presented for five years, even though the data for the fiscal year ended December 31, 1998 need not be reconciled to US GAAP. It is not practicable for Grohe Holding to provide selected financial data in accordance with US GAAP for the fiscal year ended on or before December 31, 1998. Accordingly, selected financial data for five years is presented in accordance with accounting principles generally accepted in Germany, or German GAAP.

         You should read the selected historical financial information in conjunction with "Operating and Financial Review and Prospects" and the consolidated financial statements and the related notes included elsewhere in this annual report.

                                                             US GAAP STATEMENT OF OPERATIONS INFORMATION
                                           FRIEDRICH
                                           GROHE AG                                GROHE HOLDING GMBH
                                           --------                                ------------------
                                                           PERIOD FROM
                                         SEVEN MONTHS       INCEPTION        YEAR ENDED         YEAR ENDED        YEAR ENDED
                                          ENDED JULY       TO DECEMBER      DECEMBER 31,       DECEMBER 31,        DECEMBER
                                           31, 1999          31, 1999           2000               2001          31, 2002(1)
                                           --------          --------           ----               ----          -----------
                                                       (euro in thousands, except ratios and per share data)
Sales.................................       464,046             304,914       855,474           880,781            898,262
Income from operations................        57,625               2,875        46,419            64,871            102,096
Income (loss) before
  extraordinary items.................        26,323             (29,008)      (18,932)          (30,113)            23,551
Extraordinary loss, net of
  taxes...............................             0                   0        (3,008)                0                  0
Net income (loss).....................        26,323             (29,008)      (21,940)          (30,113)            23,551
Weighted average number of
  common shares outstanding (2)(3)....    44,200,000                 N/A           N/A               N/A                N/A
Dividends declared per share (2)......             0                 N/A           N/A               N/A                N/A

Net income per common
  share outstanding (2)...............             0.33              N/A           N/A               N/A                N/A
Income before extraordinary
  items per common share
  outstanding (2).....................             0.33              N/A           N/A               N/A                N/A
Ratio of earnings to fixed
  charges (4)(5)......................            31.0                (0.2)          0.5               0.6              1.6


                                                               US GAAP BALANCE SHEET INFORMATION

                                                                       GROHE HOLDING GMBH
                                                                       ------------------
                                                 DECEMBER 31,     DECEMBER 31,   DECEMBER 31,     DECEMBER 31,
                                                     1999             2000           2001             2002
                                                     ----             ----           ----             ----
                                                                      (euro in thousands)
Goodwill, net of accumulated
   amortization...............................      509,928         487,146          452,555         445,011
Other intangible assets, net of
   accumulated amortization...................      285,615         271,313          253,270         238,245
Total assets..................................    1,540,082       1,500,988        1,353,117       1,322,897
Total debt (6)................................      930,492         885,673          793,261         731,040
Net assets....................................      157,436         168,024          139,768         151,368
Shareholders' equity..........................      157,436         168,024          139,768         151,368

                                                           GERMAN GAAP STATEMENT OF OPERATIONS INFORMATION
                                         FRIEDRICH GROHE AG                                    GROHE HOLDING GMBH
                                         ------------------                                    ------------------
                                                                            PERIOD
                                                                             FROM
                                                       SEVEN MONTHS        INCEPTION         YEAR          YEAR
                                     YEAR ENDED         ENDED JULY            TO             ENDED         ENDED        YEAR ENDED
                                    DECEMBER 31,            31,            DECEMBER         DECEMBER      DECEMBER      DECEMBER 31,
                                        1998               1999             31, 1999         31, 2000      31, 2001         2002
                                        ----               ----             --------         --------      --------         ----
                                                          (euro in thousands, except ratios and per share data)
 Sales..........................         718,945             463,606          303,349       850,860        878,868         901,750
 Income (loss) from operations..          89,763              65,702          (16,899)        4,890          43,154         61,698
 Profit (loss) from ordinary              92,346              66,822
    activities..................                                              (39,067)      (70,412)       (27,280)          2,224
 Net income (loss)..............          50,357              39,168          (30,210)      (50,820)       (38,485)        (21,228)

 Weighted average number of
    common shares outstanding
    (2)(3)(7)...................       1,700,000          44,200,000              N/A           N/A             N/A            N/A
 Dividends declared per
    share(2)....................           11.76                0.00              N/A           N/A             N/A            N/A

 Net income (loss) per common
   share outstanding (2)........           16.56                0.49              N/A           N/A             N/A            N/A
 Profit from ordinary
    activities per common share
    outstanding (2).............           30.56                0.85              N/A           N/A             N/A            N/A

 Ratio  of   earnings  to  fixed
 charges (4)(8).................            20.6                29.7             (0.5)          0.2             0.7            1.0

                                                                  GERMAN GAAP BALANCE SHEET INFORMATION
                                              FRIEDRICH
                                              GROHE AG                               GROHE HOLDING GMBH
                                              --------                               ------------------
                                           DECEMBER 31,        DECEMBER 31,    DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
                                               1998                1999            2000             2001              2002
                                               ----                ----            ----             ----              ----
                                                                           (euro in thousands)
Goodwill, net of
  accumulated amortization...............          264             499,518          474,509         439,751          404,968
Other intangible assets, net of
  accumulated amortization...............        2,685             282,708          253,210         222,081          194,740
Total assets.............................      575,114           1,506,374        1,439,584       1,288,509        1,234,338
Total debt (6)...........................       40,266           1,037,960        1,036,202         935,013          868,408
Net assets (liabilities).................      291,434             105,978           46,562           8,068         (18,911)
Shareholders' equity (deficit)...........      291,434             105,978           46,562           8,068         (18,911)

___________

(1) Beginning January 1, 2002, we ceased goodwill amortization in accordance with the new Statement of Financial Accounting Standard No. 142, "Goodwill and other Intangible Assets". Therefore, income for the year 2002 is not directly comparable to income of the preceding years.

(2) Since Grohe Holding is a GmbH, according to the German Limited Liability Companies Act our equity is not represented by a number of equal shares. Accordingly, we have not indicated per share amounts for Grohe Holding.

(3) No dilutive potential common shares were issued or outstanding for Friedrich Grohe AG.

(4) Ratio of earnings to fixed charges is computed by dividing earnings by our fixed charges. Our fixed charges consist of interest expense, including amortization of debt issuance costs, plus one third of rental expenses, the portion that has been deemed by management to be representative of the interest included in rental expenses.

(5)      Earnings were insufficient to cover fixed charges by approximately
         (euro)33,311, (euro)44,886 and (euro)34,651 for the period from inception to December 31, 1999 and the years ended December 31, 2000 and 2001, respectively.

(6) Total debt is comprised of debt to banks, long-term debt to related parties and shareholders, notes and capital leases.

(7) In 1999, 1,700,000 shares of common stock at par value of DM 50 per share were exchanged for 44,200,000 shares of common stock at par value of (euro)1 per share.

(8)      Earnings were insufficient to cover fixed charges by approximately
         (euro)39,065, (euro)70,990 and (euro)26,913 for the period from inception to December 31, 1999 and the years ended December 31, 2000 and 2001, respectively.

3.B.     CAPITALIZATION AND INDEBTEDNESS

          Not applicable.

3.C.     REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

3.D.     RISK FACTORS

OUR SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS COULD AFFECT OUR BUSINESS ADVERSELY, AND CHANGES IN INTEREST RATES MAY RESULT IN INCREASED PAYMENTS TO SERVICE OUR DEBT.

         As of December 31, 2002, we had total debt of (euro)731.0 million of which (euro)358.4 million was senior or structurally senior to our 11.5% senior notes due November 15, 2010, which notes we refer to in this annual report as the notes. In addition, our primary operating subsidiary, Friedrich Grohe, which was a borrower under our senior credit facility (which we refer to as the senior credit facility or senior facility and which we describe in greater detail in
Item 10.C. below) and is a borrower under our new credit facility (which we refer to as the new senior credit facility or new senior facility and which we also describe in greater detail in Item 10.C below), had undrawn credit facilities, excluding guarantee facilities, of approximately (euro)59.4 million as of that date. Certain of our other subsidiaries had, as of December 31, 2002, approximately (euro)10.7 million of additional availability under their respective undrawn credit facilities.

         Our annual debt service consists of principal and interest payments on bank debt, the notes, and capital lease obligations. For the year ended December 31, 2002, our annual debt service amounted to (euro)129.1 million. Based upon the current repayment schedule of the new senior facility, the notes and our other debt, and assuming that interest rates remain at the same level as at the year end 2002, our annual debt service will be approximately (euro)101 million for the year 2003, approximately (euro)105 million for the year 2004, approximately (euro)99 million for the year 2005 and approximately (euro)111 million for the year 2006. Approximately (euro)335.4 million of our debt bore interest at a variable rate as of December 31, 2002. If interest rates increase by 1%, our debt service would increase to approximately (euro)106 million for the year 2003, approximately (euro)110 million for the year 2004, approximately
(euro)104 million for the year 2005 and approximately (euro)116 million for the year 2006. To mitigate the risk of changes in interest rates we have entered into interest rate swaps and collars. We cannot assure you that we will be able to continue to mitigate interest rate risks by concluding economic hedging transactions for these risks.

         Our high level of debt could have important consequences to holders of the notes, including the following:

o we may have difficulty borrowing money in the future for working capital, capital expenditures, acquisitions, research and development, general corporate purposes or other purposes;

o we will need to use a large portion of our cash flow from operations to pay principal and interest on the new senior credit facility, the notes and any other debt which will reduce the amount of cash available to us to finance our operations and other business activities;

o debt under the new senior credit facility is secured and structurally senior to the notes and will mature prior to the notes;

o we may have a much higher level of debt than certain of our competitors which may put us at a competitive disadvantage and may make it difficult for us to pursue our business strategy, and our debt level makes us more vulnerable to economic downturns and adverse developments in our business.

         We and our subsidiaries and controlled partnerships may be able to incur substantial additional debt in the future. The terms of the new senior credit facility and the indenture governing the notes, which indenture we refer to in this annual report as the indenture, and which we describe in greater detail in Item 10.C. below, restrict, but do not fully prohibit, us and our subsidiaries and controlled partnerships from doing so. In particular, the indenture specifically permits Friedrich Grohe and certain wholly-owned subsidiaries of Friedrich Grohe to borrow the full (euro)50.0 million that is available to it under the revolving facility of the new senior credit facility and the full (euro)8.3 million available to it under its other existing credit facilities. If new debt is added to our consolidated debt described above, the related risks which we now face could intensify.

TO SERVICE OUR DEBT, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH, WHICH WE MAY NOT BE ABLE TO RAISE OR GENERATE. OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

         While we believe that we will be able to meet our obligations, our ability to make scheduled payments on, to refinance and to satisfy our obligations under our indebtedness will depend upon our future operating performance. Our ability to implement successfully our business strategy, as well as general economic, financial, competitive, regulatory, business and other factors beyond our control, will affect our future operating performance. If our operating cash flows are not sufficient to meet our operating expenses, capital expenditures and debt service requirements as they become due, we may be forced, in order to meet our debt service obligations, to any or all of the following:

o delay or reduce capital expenditures or the introduction of new products;

o        sell assets; and

o forego business opportunities including acquisitions, research and development and design enhancements.

         If we were unable to meet our debt service obligations, we could attempt to restructure or refinance our existing debt or to seek additional funding. However, due to our substantial leverage and annual debt service obligations and because substantially all of our assets have been pledged to secure the new senior credit facility, we may not be able to do so on satisfactory terms, if at all. In addition, subject to the existing restrictions on our ability to incur indebtedness, we may choose to incur additional indebtedness in the future. This could adversely affect our operating cash flows and our ability to service our indebtedness, including the notes.

WE ARE A HOLDING COMPANY WITH NO REVENUE-GENERATING OPERATIONS OF OUR OWN. YOU WILL NOT HAVE ANY DIRECT CLAIMS AGAINST ANY OF OUR OPERATING SUBSIDIARIES.

         Grohe Holding is a holding company and does not directly conduct any business operations. Our operations are carried out by several operating companies, which include subsidiaries of Friedrich Grohe, our indirect, primary operating subsidiary. Our principal direct assets consist of (1) our partnership interests in Grohe Beteiligungs, which itself is a holding company, and (2) our subordinated loan to Grohe Beteiligungs, which is subordinated to the obligations of Grohe Beteiligungs to the lenders under the new senior credit facility.

         Grohe Holding will have to rely upon repayment of its intercompany loan to Grohe Beteiligungs and distributions or other payments from Grohe Beteiligungs to generate the funds necessary to pay the principal of, premium, if any, and interest on the notes. Except for Grohe Beteiligungs' obligations under the intercompany loan, none of our subsidiaries has any obligations, contingent or otherwise, to pay amounts due pursuant to the notes or to make funds available for these payments, whether in the form of loans, dividends, distributions or otherwise. In the event of any bankruptcy, liquidation, winding-up, reorganization or other similar proceeding relating to Grohe Beteiligungs, your right to participate in a distribution of its assets, based on our claims under the intercompany loan, is expressly subordinated to the claims of the lenders under the new senior credit facility. In the event of any bankruptcy, liquidation, winding up, reorganization or similar proceeding relating to a subsidiary other than Grohe Beteiligungs, your right to participate in a distribution of the assets of that subsidiary based on any claim we may have as an equity holder is subordinate to the right of that subsidiary's creditors, including trade creditors and preferred equity holders, if any. Any direct claim that we may have against any of our subsidiaries, including claims under the intercompany loan, may be further limited or excluded by operation of German law, including the doctrine of equitable subordination.

         As of December 31, 2002, Grohe Holding's subsidiaries had approximately
(euro)787.0 million of consolidated total liabilities, excluding the intercompany loan. Of this amount, approximately (euro)335.4 million consisted of secured loans under the senior credit facility. Although the indenture limits the ability of our subsidiaries to incur debt and issue preferred equity interests, there are certain significant qualifications and exceptions to those limits.

         The senior credit facility restricted, and the new senior credit facility restricts, Grohe Holding's and Grohe Beteiligungs' ability to access cash generated by our operating subsidiaries. The partnership agreement of Friedrich Grohe, our primary operating subsidiary, provides that distributions of any available profit only may be made on November 30 and June 30 of each year. Grohe Beteiligungs intends to make withdrawals of distributable profits on these dates at least in amounts sufficient to make all payments in respect of the new senior credit facility, the intercompany loan and tax, costs and other expenses on the level of Grohe Beteiligungs or Grohe Holding, which become due before the next profit distribution date. If between the two withdrawal dates, Grohe Beteiligungs has to make unforeseen payments, it may not be possible to cover these payments and all debt service obligations from amounts which were previously withdrawn and additional funding may not be available on acceptable terms, if at all, and would require consent of the lenders under the new senior credit facility. In addition, if sufficient funds are not available for distribution on a certain withdrawal date, the next distribution can only be made on the following withdrawal date.

WE ARE LIABLE FOR ALL DEBTS OF GROHE BETEILIGUNGS.

         Our subsidiary, Grohe Beteiligungs, through which we hold our interests in the operating company Friedrich Grohe, is not a corporation with limited liability but a limited partnership, organized under the laws of Germany. As general partner of that partnership, Grohe Holding is liable for any indebtedness incurred by Grohe Beteiligungs, including any indebtedness under the new senior credit facility. At any time, creditors of Grohe Beteiligungs may choose to demand payment from Grohe Holding for money due and owing by Grohe Beteiligungs without demanding payment from or suing Grohe Beteiligungs. This right is available to the creditors regardless of whether Grohe Beteiligungs has sufficient assets to satisfy the claims of its creditors. Claims against Grohe Holding by creditors of Grohe Beteiligungs rank equally with your claims under the notes. In the event of bankruptcy, liquidation, winding-up, reorganization or other similar proceeding relating to Grohe Holding, creditors of Grohe Beteiligungs have the same right to participate in the distribution of our assets as you have and the dividend payable to the creditors on their respective claims will be calculated on the basis of the aggregate senior indebtedness of Grohe Holding and Grohe Beteiligungs. In the future, if we acquire or establish limited partnerships in which Grohe Holding or Grohe Beteiligungs is a general partner, claims of creditors of those partnerships would rank equally with your claims under the notes.

WE ARE SUBJECT TO RESTRICTIVE DEBT COVENANTS.

         The indenture governing our notes contains, among other things, certain provisions which may restrict our ability and the ability of our subsidiaries to do any of the following:

o        incur additional indebtedness;

o pay dividends or distributions on, or redeem or repurchase, our capital stock or junior indebtedness;

o        make investments;

o        create liens;

o        engage in sale and leaseback transactions;

o create restrictions on the payment of dividends or other amounts to us from our restricted entities;

o        enter into transactions with affiliates; or

o        sell assets or consolidate or merge with or into other companies.

         All of these limitations are subject to exceptions and qualifications which may be important.

         In addition, our subsidiaries are subject to the restrictive covenants contained in the new senior credit facility. These covenants restrict, among other things, the ability of our subsidiaries, including Grohe Beteiligungs and Friedrich Grohe, to make any payments to us in order to enable us to pay any principal of the notes while debt under the new senior credit facility is outstanding. The new senior credit facility also requires our subsidiaries to maintain specified financial ratios and satisfy financial condition tests. The ability of our subsidiaries to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that our subsidiaries will meet them. A breach of any of those covenants, ratios, tests or restrictions could result in an event of default under the new senior credit facility. Upon the occurrence of any event of default under the new senior credit facility, the lenders could elect to declare all amounts outstanding under the new senior credit facility, together with accrued interest, to be immediately due and payable. If our subsidiaries were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure repayment of those amounts. If the lenders under the new senior credit facility accelerate the payment of those amounts, we cannot assure you that the assets of our subsidiaries would be sufficient to repay in full those amounts, to satisfy all other liabilities of our subsidiaries which would be due and payable and to make payments to us to enable us to repay the notes in full.

         The new senior credit facility restricts Grohe Holding's subsidiaries from making distributions, loans or other payments, except to enable it to make certain limited payments, including payments of interest but not principal on the intercompany loan. Those facilities also prohibit certain payments, including payments of interest on the intercompany loan if there is a payment default continuing, or if a payment blockage period has been instituted under the senior credit facility. Subject to limited exceptions, a payment blockage period with respect to the intercompany loan may be instituted upon an event of default under the new senior credit facility. Furthermore, the ability of Grohe Holding's subsidiaries to pay dividends and make other payments to it may in the future be restricted by, among other things, other agreements. Although the indenture limits the ability of Grohe Holding's subsidiaries to enter into such agreements, those restrictions are subject to significant qualifications and exceptions. Our subsidiaries may agree to such restrictions in certain circumstances. Furthermore, the payment of interest and principal on the intercompany loan as well as the payment of dividends by our subsidiaries may be subject to taxes.

DUE TO FACTORS SUCH AS OUR COMPLEX STRUCTURE AND GEOGRAPHIC SCOPE OF OPERATIONS, WE MAY HAVE TO PAY MORE TAX THAN WE EXPECT.

         We realized, and we continue to realize, tax benefits from the conversion of Friedrich Grohe AG to Friedrich Grohe AG & Co. KG and the conversion of five subsidiaries from limited liability companies to limited partnerships. Such benefits relate primarily to increases in the values of certain assets for depreciation purposes. Furthermore, we received a corporate income tax refund of (euro)49.3 million from the conversion. We cannot assure you that the German tax authorities will accept the valuation and the depreciation period allocation. Those benefits partially depend upon, among other things, whether we can establish to the satisfaction of the tax authority that the former shareholders of Friedrich Grohe AG paid tax on their capital gains. We and our German subsidiaries are currently subject to a tax field audit which will cover the benefits resulting from the conversion, among other things. If the results of the audit contradict our calculation on which the tax benefits and the tax refund are based, we may be required to return a portion of the tax refund and our expected future tax benefits resulting from the re-valuation of certain assets may be affected adversely.

         In connection with the offering of the original notes, we reorganized the Grohe group and formed Grohe Beteiligungs as a partnership under Grohe Holding, to which we contributed our partnership interest in Friedrich Grohe. Although we received a preliminary special notice of assessment issued by the German tax authorities which permits us to deduct 50% of our interest payments on our long-term debt for determining trade tax on income, this assessment can be challenged and ultimately overruled. The inability to claim these deductions would effect our net income adversely.

         We have obtained a favorable ruling from the German tax authorities with respect to the continued deductibility of interest payments relating to the financing amounts withdrawn or to be withdrawn from Friedrich Grohe to repay loans that we incurred for the acquisition of Friedrich Grohe AG. Although this ruling does not apply to our partnerships, our tax position in this regard also may be applicable to our partnerships. The lack of a favorable ruling with respect to our partnerships could effect our net income adversely.

         In addition, German tax rules have been amended effective from 2001 onwards to reduce the debt/equity ratio for allowable interest deductions from long-term debt to related parties and shareholders granted by foreign shareholders for corporate income tax purposes. Pursuant to these rules, interest on long-term debt to foreign related parties and shareholders made to us may not be deductible to the extent such loans exceed our newly applicable debt/equity ratio. In this case, we will have fewer deductions and higher taxable income for corporate income tax purposes.

         In addition, we operate in many countries, most of which have complex tax regimes. The nature of our operations and our significant reorganizations in recent years result in our tax affairs and those of our subsidiaries being complex. In addition, some major subsidiaries have not been subject to a tax field audit for a number of years. As a result, there are areas where potential disputes with the various tax authorities could arise in the future.

         We have assumed that there are no limitations in duration and size regarding loss carry forwards for corporate income tax purposes as well as trade tax on income purposes. We cannot, however, assure you that the tax laws will not be changed in this respect. If the tax laws change in this respect, this change would affect our net income adversely. The German government proposed a change in tax laws that would limit the amount of taxable income that can be offset against tax loss carry forwards to 50% insofar as taxable income exceeds
(euro)100,000. This change, if finally adopted in Germany, would not impair our ability to utilize our tax loss carryforwards if we generate sufficient taxable income but would delay the time when we could utilize these loss carry forwards.

WE MAY NOT BE ABLE TO FINANCE A CHANGE OF CONTROL OFFER REQUIRED BY THE
INDENTURE.

         Upon a change of control, as defined under the indenture, you are entitled to require us to offer to purchase all of the notes then outstanding at 101% of their principal amounts, plus accrued and unpaid interest, if any, to the date of repurchase. If a change of control were to occur, we cannot assure you that we would have sufficient funds to pay the purchase price of the outstanding notes. We expect that we would require third party financing to do so. We cannot assure you that we would be able to obtain this financing. In addition, the new senior credit facility imposes restrictions on payments by our subsidiaries which will restrict our ability to repurchase the notes, including pursuant to an offer in connection with a change of control. A change of control may result in an event of default under the new senior credit facility and may cause the acceleration of other indebtedness which may be senior to the notes or rank equally with the notes. Our future indebtedness also may contain restrictions on repayment requirements with respect to certain events or transactions which could constitute a change of control under the indenture. The inability to repay senior indebtedness, if accelerated, to commence a change of control offer when required and to purchase the tendered notes each would constitute an event of default under the indenture.

YOU MAY NOT BE ABLE TO SERVE PROCESS ON US OR OUR DIRECTORS, AND YOU MAY NOT BE ABLE TO ENFORCE JUDGMENTS OBTAINED FOR US SECURITIES LAW VIOLATIONS.

         Grohe Holding is a limited liability company formed under the laws of Germany. All of its directors and executive officers named in this annual report reside outside the United States, and all of Grohe Holding's directly owned assets and substantially all of the assets of those persons are located outside the United States. You may not be able to effect service of process on Grohe Holding or such persons within the United States, or to enforce in German or English courts, judgments obtained in US courts against Grohe Holding or such persons, based on civil liability provisions of the US Federal and state securities laws or other laws. CMS Cameron McKenna, our English counsel, has informed us that English courts will enforce the provisions of the Trust Indenture Act included in the indenture and the notes, subject to the general legal and equitable principles of English law and the general supervisory powers and discretion of the English courts. CMS Cameron McKenna and CMS Hasche Sigle, our English and German counsel, have advised us that there is a doubt as to the direct enforceability in England and Wales and in Germany of civil liabilities predicated upon the Federal securities laws of the United States.

THE ABSENCE OF PRE-TRIAL DISCOVERY PROCEEDINGS AND THE LIMITATIONS ON THE POWERS OF COURTS UNDER GERMAN LAW MAY ADVERSELY AFFECT YOUR ABILITY TO ENFORCE YOUR RIGHTS WITH RESPECT TO THE NOTES.

         We and most of our subsidiaries have our principal places of business in Germany. Therefore, much of the evidence likely to be relevant in a dispute regarding the enforcement of your rights with respect to the notes, such as witnesses and documents, is likely to be located in Germany. United States and English law and the laws of several other jurisdictions based on common law provide for pre-trial discovery, which is a process under which parties to the proceedings may prior to trial compel production of documents by adverse or third parties and deposition of witnesses. Evidence obtained in this manner may be decisive as to the outcome of any proceeding. No such pre-trial discovery process exists under German law. In addition, at trial the coercive powers of the courts with respect to evidence are limited under German law and are further limited by privileges and rights not to give evidence which are broader than in common law jurisdictions.

         Any coercive action required in Germany in connection with pre-trial discovery proceedings outside Germany only may be effected by requesting legal assistance from the German authorities. Germany has made a declaration under
Article 23 of the Hague Convention on Evidence pursuant to which it will not comply with a request for legal assistance with respect to pre-trial discovery of documents in common law jurisdictions, except as permitted by a regulation promulgated for this purpose and defining the requirements and procedures. However, no such regulation has yet been promulgated. Article 10 of the convention provides that the only coercive measures available in connection with legal assistance are those existing under the laws of the state providing legal assistance. Therefore, any legal assistance provided by German courts will be within the narrow limits of the coercive powers that German courts have under German civil procedure. Such legal assistance also will be subject to the wide-ranging privileges and rights not to give evidence which exist under German law.

         Accordingly, although we have irrevocably submitted to the jurisdiction of the courts of England and Wales regarding the enforcement of the indenture and the notes, these features of German law may limit your ability to enforce your rights with respect to the indenture and the notes because much of the evidence likely to be relevant to a dispute regarding the indenture and the notes is likely to be located in Germany.

A LARGE PART OF OUR FINANCIAL PERFORMANCE IS DEPENDENT UPON A HEALTHY GERMAN AND EUROPEAN ECONOMY.

         For the year ended December 31, 2002, Germany, our largest market, accounted for 25.2% of total sales and the rest of our European markets accounted for 48.2% of total sales. As a result, our business is affected by general economic conditions and other factors in Germany and the rest of Europe, including fluctuation in GDP, interest rates, market demand, labor costs and other factors beyond our control. The demand for our products is directly affected by such fluctuations. We cannot assure you that events having an adverse effect on the sanitary products industry will not occur or continue, such as a downturn in the German, European or world economies, continued increases in interest rates, unfavorable currency fluctuations or a slow down in the construction industry. For example, approximately 30% of our annual sales are attributable to the new construction segment of the construction industry, while the remainder is attributable to the replacement and renovation segments of the construction industry, which we believe is less cyclical than the new construction segment. Nevertheless, stagnation in the new construction industry or a general recession in Germany or Europe would affect adversely our sales and profitability. Moreover, these factors could be exacerbated by economic conditions resulting from events such as the war in Iraq. Such conditions could have a further impact on our sales, our profitability, our supply chain, our production capability and our ability to deliver products and services to our customers.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY.

         The sanitary products industry and the markets for our products are highly competitive. We compete primarily on the basis of the quality and design of our products and service and, to a lesser extent, on price. In 2002, over 25% of our revenues came from products brought to market after January 1, 2000. As a result, our future operating performance is dependent upon our ability to develop and bring to market additional new products. Our competitors can be expected to continue to improve the design and performance of their products and to introduce new products at competitive prices and with attractive performance and design characteristics. We cannot assure you that we will have sufficient resources to continue to make adequate investments in our products or that we will be successful in maintaining our competitive position. If we do not anticipate and respond to evolving market demands, including for new products, we will not be able to compete successfully in our markets.

         We compete with numerous regional and specialized competitors. Some of our competitors are divisions or subsidiaries of larger companies which have greater financial and other resources than we do. We also experience price pressure from competitors in certain product lines and markets. The integration and harmonization of construction and sanitary standards in the European Union and the rest of the world may expose us to greater competition in those markets. If we do not compete successfully in those markets, our business, financial condition or results of operations may be adversely affected.

WE ARE EXPOSED TO LOCAL BUSINESS RISKS IN MANY DIFFERENT COUNTRIES.

         We manufacture and distribute our products in many countries around the world. One of our strategies is to expand outside of our core European markets. Accordingly, our business is subject to risks related to the differing legal, political, social and regulatory requirements and economic conditions of many jurisdictions. These risks include, among other things:

o        political and economic conditions;

o        differences and unexpected changes in regulatory environments;

o        varying tax regimes;

o        exposure to different legal standards, including insolvency regimes;
         and

o        difficulties in staffing and managing operations.

         Our expansion in markets outside our core European markets requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, upon our ability to succeed in differing legal, regulatory, economic, social and political conditions. We cannot assure you that we will continue to succeed in developing and implementing policies and strategies which will be effective in each location where we do business.

OUR SUBSTANTIAL AMOUNT OF INTANGIBLE ASSETS COULD AFFECT OUR OPERATING RESULTS AND OUR NET WORTH ADVERSELY.

         As a result of the acquisition of Friedrich Grohe AG, we recognized a substantial amount of goodwill and tradename. Since the acquisition, our consolidated earnings have been affected by charges for amortization of tradename, and, until December 31, 2001, our consolidated earnings were also affected by charges for amortization of goodwill. Beginning in fiscal year 2002, we no longer amortize goodwill in accordance with SFAS No. 142. We perform an impairment test at least once per fiscal year. In fiscal year 2002, we recorded no goodwill impairment charge. However, we cannot assure you that an adverse development in the business activity of one or all of our operating segments will not result in goodwill impairment charges in future years. As of December 31, 2002, our goodwill net of accumulated amortization amounted to (euro)445.0 million, and our recorded tradename net of accumulated amortization amounted to (euro)226.8 million. We amortize tradename over a period of 15 years. A write-off of all or a part of our goodwill and tradename could affect our operating results and net worth adversely.

OUR PENSION PLANS FOR OUR GERMAN EMPLOYEES ARE UNFUNDED.

         We maintain a number of pension plans for almost all of our German employees who joined the Company before January 1, 2001. These plans provide for the payment of retirement benefits and certain disability and survivor benefits. After meeting certain qualifications, an employee gets a vested right to future benefits. In most cases, the benefits payable are determined on the basis of an employee's length of service, earnings and ranking. All of these pension plans are unfunded. We may not have sufficient assets to satisfy these liabilities as and when they become due. As of December 31, 2001 and December 31, 2002, our unfunded pension liability amounted to (euro)148.5 million and (euro)164.9 million, respectively.

WE MAY NOT BE ABLE TO MANAGE SUCCESSFULLY ANY FUTURE GROWTH.

         In recent years, we have expanded our business outside Germany and Europe, particularly in the Far East, the Middle East and the United States. We have made, and expect to continue to make, significant investments to expand the geographic scope of our business. Our ability to successfully implement this expansion strategy has been, and will continue to be, affected by differences in the technological and competitive environment in those markets and in the market acceptance of our products.

         Our ability to manage growth also will depend in part on our administrative, financial and operational controls and our continued ability to create the infrastructure necessary to exploit market opportunities for our products and services. In order to compete effectively and to grow our business profitably we will need to improve continuously and on a timely basis our financial and management controls, reporting systems and procedures, to implement new systems as necessary and to expand, train and manage our workforce.

         In addition, our ability to pursue selected acquisitions, joint ventures and partnerships will require that our management expend significant time to identify acquisition targets and joint venture partners and to complete transactions with such targets and joint venture partners. Moreover, completing acquisitions and establishing new operations will require considerable expense in advance of anticipated revenues. The failure of our management to respond effectively to these challenges and to changes in business conditions could significantly harm our business, results of operations and financial condition.

OUR PURSUIT OF SELECTED ACQUISITIONS INVOLVES SIGNIFICANT RISKS.

         We will continue to pursue selected acquisitions of related businesses as one element of our growth strategy, to enhance our existing range of products and to expand the geographic and industry scope of our business. Competition for acquisition targets in the sanitary products industry is based on a number of factors, including price, terms, size and access to capital and ability to offer cash, stock or other forms of consideration. In order to make successful acquisitions, we need to identify appropriate acquisition targets, to consummate acquisitions and to integrate the operations, technologies, products and personnel of acquired businesses. Our ability to make successful acquisitions will be limited by our financial resources, including available cash and borrowing capacity. We may compete for acquisition targets with other companies with similar acquisition strategies, which companies may have greater financial and other resources than we have. We cannot assure you that we will be able to identify and acquire suitable target companies on acceptable terms.

         Any acquisitions could involve substantial expenses in both acquiring and integrating other businesses and also could divert management attention from our other operations. We also could lose key employees of acquired businesses. In addition, to the extent that we incur additional indebtedness in connection with these acquisitions, cash flow available to make payments on the notes may be reduced.

WE DEPEND ON OUR MANAGING DIRECTORS AND KEY TECHNICAL PERSONNEL.

         We believe that our future success will depend on the continued service of our managing directors and key technical personnel and on our ability to continue to attract, motivate and retain highly-qualified technical personnel. If we lose one or more of our managing directors, our business, financial condition or results of operations may be adversely affected. Highly-qualified technical personnel required by us in various capacities are sometimes in short supply in the labor market. We cannot assure you that we will continue to be successful in attracting, retaining and motivating key technical personnel.

CHANGES IN DISTRIBUTION CHANNELS MAY AFFECT OUR SALES AND MARGINS ADVERSELY.

         While there has been a trend over the past few years away from sanitary products wholesalers as the sole distribution channel in the sanitary products industry and a trend towards the do-it-yourself, or DIY, market, traditional wholesale channels of distribution still dominate the sanitary products industry. The trend towards the do-it-yourself market has primarily affected sanitary fittings such as faucets, showerheads and related accessories. We cannot assure you that more technically-oriented products, such as flushing and installation systems, which compete directly with our products, will not be marketed to a larger extent through the do-it-yourself channel. If this transition occurs, we will face increased pressure on prices, which may adversely affect our sales and margins.

THE INTERESTS OF OUR PRINCIPAL SHAREHOLDERS MAY CONFLICT WITH YOUR INTERESTS.

         The BC Funds, if calculated together, own approximately 38.1%, and Teabar Capital Corporation and Capital d'Amerique CDPQ, Inc. own approximately 20.9% and approximately 16.0%, respectively, of Grohe Holding. Teabar Capital Corporation is wholly-owned by the Ontario Teachers' Pension Plan Board, which has an interest in the BC Funds of approximately 14.4%. The Caisse de Depot group, to which Capital d'Amerique CDPQ, Inc. belongs, has a total interest in the BC Funds of approximately 6.4%.

         Our advisory board consists of three members, two of whom have been appointed jointly by 13 of the 19 BC Funds, together with seven individual investors and Teabar Capital Corporation, and one who has been appointed by 13 of the 19 BC Funds together with seven individual investors. The advisory board has the power to appoint and dismiss our managing directors. Any actions not in the regular course of our business must be approved by the advisory board. As a result, nominees of the BC Funds and Teabar Capital Corporation have the power to direct our business. Pursuant to a shareholders' agreement, our other shareholders have agreed to support commercially reasonable proposals of 13 of the 19 BC Funds, together with seven individual investors, in relation to our activities. However, it may not be possible to enforce that shareholders' agreement under German law in a timely manner if other shareholders do not support a proposal of 13 of the 19 BC Funds together with the seven individual investors because of differing determinations of what is commercially reasonable.

         In addition, any action requiring shareholder approval, including the adoption of amendments to articles of association and the approval of mergers or of sales of all or substantially all of Grohe Holding's assets, could be affected by the interests of the BC Funds, Teabar Capital Corporation and Capital d'Amerique CDPQ, Inc. We cannot assure you that the interests of the BC Funds, Teabar Capital Corporation and Capital d'Amerique CDPQ, Inc. will not conflict with your interests. For example, the principal shareholders could vote to cause us to voluntarily redeem the notes. This redemption could affect the holders' yield on the notes adversely. In addition, the principal shareholders could vote to cause us to incur additional indebtedness as permitted under the indenture governing the notes. Incurring additional indebtedness would increase any debt service obligations which could affect the holders adversely. See "Item 7.B. Related Party Transactions."

IF THE COST OF OUR RAW MATERIALS INCREASES OR THEIR SUPPLY DECREASES, WE MAY EXPERIENCE SUBSTANTIAL INCREASES IN RAW MATERIAL COSTS OR HAVE DIFFICULTY IN PURCHASING SUFFICIENT RAW MATERIALS TO MEET OUR PRODUCTION REQUIREMENTS.

         During the year ended December 31, 2002, approximately 62% of our raw material costs related to brass and brass machining and forging parts and approximately 32% of our raw material costs related to plastic components. We do not expect this cost structure to change significantly in the near future. The cost of brass generally fluctuates based on the supply of and demand for copper and zinc as well as general economic conditions. We cannot be certain that we will be able to continue to purchase sufficient quantities of our principal raw materials to meet our future production requirements. Our cash flow from operations and operating profit margins may be influenced by world market prices for our raw materials, particularly to the extent we are unable to pass along price increases to our customers on a timely basis.

CONFUSION WITH THE BRAND NAME HANSGROHE.

         One of our competitors, Hansgrohe AG, bears a name which is similar to ours. Although we have entered into an agreement with Hansgrohe AG, allowing us to use the name GROHE, end-users or other third parties may confuse the two names. If Hansgrohe AG were to face financial or product quality problems, there could be a corresponding adverse effect on our business, financial condition or results of operations if third parties do not distinguish correctly between the two companies.

WE ARE INTRODUCING A NEW INFORMATION TECHNOLOGY SYSTEM (SAP R/3).

         We are in the process of replacing our existing information technology system with the standard software system, SAP R/3. We believe that we have taken all precautions to introduce the new software without causing the disruption of our production or sales activities. However, since the introduction of the software involves the change of business processes and is a complex task, we may face delays and other problems which could adversely affect our business, financial condition or results of operations.

WE RELY ON TRADEMARKS, PATENTS AND CONFIDENTIALITY AGREEMENTS TO PROTECT OUR INTELLECTUAL PROPERTY.

         Proprietary protection of our processes and other technology is important to our business. We rely upon unpatented proprietary expertise and continuing technological innovation and other trade secrets to develop and maintain our competitive position. We cannot assure you that any confidentiality agreements will not be breached, that they will provide meaningful protection for our trade secrets or proprietary know-how or that adequate remedies will be available in the event of an unauthorized use or disclosure of these trade secrets or proprietary know-how. In addition, we cannot assure you that others will not obtain knowledge of these trade secrets through independent development or other access by legal means. The failure of our patents, trademarks or confidentiality agreements to protect our processes, technology, trade secrets or proprietary know-how could have a material adverse effect on our business, financial condition or results of operations. Our actions to protect our proprietary rights may be insufficient to prevent others from developing products similar to ours. In addition, the laws of many foreign countries do not protect intellectual property rights to the same extent as the laws of the United States.

CHANGES IN FOREIGN EXCHANGE RATES COULD HAVE ADVERSE EFFECTS ON OUR OPERATIONS, AND OUR HEDGING EFFORTS MAY NOT SUCCEED IN MITIGATING THE EFFECTS OF THESE CHANGES.

         We transact business in approximately 130 countries outside the European Union and in more than 10 currencies. In the future, we may acquire interests in entities which operate in countries where the export or conversion of currency is restricted. During the year ended December 31, 2002, we generated approximately 30% of our revenues in currencies other than euro, and we expect the percentage of our revenues that is generated in foreign currencies to increase in the future. Changes in foreign currency exchange rates can affect our ability to sell our products at satisfactory prices and can reduce the value of our assets and revenues and increase our liabilities and costs. Even if foreign currency revenues substantially offset expenses in the same currency, those profits may be diminished when reported in euro. In addition, in many jurisdictions, although our revenues are denominated in local currencies, production costs are denominated in euro. Therefore, if the euro appreciates, and the revenue in the local currency associated with our non-euro business remains at the same level, the profit of that business will decline, and our revenues, profits and margins in euro will decline. Currency risks are mainly related to fluctuations of the US dollar to euro exchange rate. Based on a volume of sales in US dollars for the year 2002 of (euro)196.7 million, translated at the average exchange rate for the year 2002, a 10% increase in the euro to US dollar exchange rate would result in an increase in sales of approximately (euro)19.7 million. A decrease in the euro to US dollar exchange rate of 10% would result in a decrease in sales of approximately (euro)19.7 million.

         It is our foreign exchange risk management policy to mitigate the risk from exchange rate fluctuations on foreign currency denominated sales by entering into hedging transactions. We reduce the risk on cash flows from anticipated sales and accounts receivables in foreign currencies by entering into foreign currency derivative contracts to sell the foreign currency amounts which will be received from sales in foreign currencies at a fixed euro to foreign currency exchange rate. This policy has been set up to enable management to plan future euro cash flows from sales and related accounts receivables. The maximum length of time to hedge the exposure from forecasted sales is twelve months. The derivative contracts that we enter into may exceed this twelve months period by the expected collection period of up to six months for the related accounts receivables, as we may use the same contract to hedge the currency exposure from sales transactions and the currency exposure from accounts receivables resulting from that sales transactions. We may not always be able to mitigate the impact of exchange rate fluctuations by entering into economic hedging transactions. In particular, while our hedging strategy enables us partly to mitigate the effects on our cash flows of a decline in the value of the US dollar compared to the euro over a period of approximately one year, it does not enable us to mitigate the effects on our cash flows of a long-term decline in the value of the US dollar compared to the euro.

         As a majority of our foreign currency derivatives are related to future sales, and the fair market valuation of such derivatives is highly dependent on the exchange rate at balance sheet date, gains and losses from such derivatives due to currency exchange rate fluctuations may be significantly higher than the foreign currency gains and losses resulting from the settlement and valuation of foreign currency receivables. Accordingly, fluctuations in currency exchange rates may have a negative effect on our business, financial condition and results of operations. Before January 1, 2003, we did not apply hedge accounting. Accordingly, we directly included in income gains and losses resulting from changes in fair market value of foreign currency derivative contracts. Beginning on January 1, 2003, we have applied hedge accounting for most of our currency derivatives used to hedge sales transactions. Generally we will report gains and losses resulting from changes in fair market value of derivatives specifically designated to hedge projected sales as a component of other comprehensive income or loss, as the case may be, and reclassify them into earnings in the same period during which the hedged forecasted sales transaction affects earnings. Based on a notional amount of US dollar foreign currency derivatives of (euro)135.0 million at December 31, 2002, (euro)152.1 million at December 31, 2001 and (euro)184.8 million at December 31, 2000, a hypothetical 10% increase in the euro to US dollar exchange rate would reduce the fair value of our US dollar foreign currency derivatives by approximately (euro)13.5 million, (euro)15.2 million and (euro)18.5 million, respectively, and would result in corresponding losses. For the year ended December 31, 2001, we recorded financial losses from derivative financial instruments that are sensitive to changes in foreign exchange rates amounting to (euro)15.4 million compared, with a net loss for that period of (euro)30.1 million. For the year ended December 31, 2002, we recorded financial income from derivative financial instruments that are sensitive to changes in foreign exchange rates amounting to
(euro)28.0 million compared, with a net income for that period of (euro)23.6 million.

WE MAY BE REQUIRED TO DEFEND LAWSUITS OR PAY DAMAGES IN CONNECTION WITH ALLEGED OR ACTUAL DEFECTS OR FAILURES WITH OUR PRODUCTS.

         We make sanitary fittings, including some products such as thermostats which are designed to protect people from scalding. Defects in our products may result in injury to the users of our products, product recalls, adverse customer reaction and negative publicity about us or our products. Defects also may require expensive modifications to our products, and harm our business, financial condition and results of operations. Users who are injured could bring claims against us for substantial damages. Any claims asserted against us could exceed the level of our insurance. We cannot assure you that the insurance we carry will continue to be available on economically reasonable terms, if at all. The successful assertion of one or more large claims against us which are not covered under our insurance policy, exceed our insurance coverage or result in premium increases and other changes to our insurance policies may have a material adverse effect on our business, financial condition or results of operations.

MINORITY LIMITED PARTNERS OF FRIEDRICH GROHE HAVE CHALLENGED THE CONVERSION OF FRIEDRICH GROHE AG FROM A STOCK CORPORATION TO A LIMITED PARTNERSHIP AND HAVE CHALLENGED THE APPROVAL OF THE YEAR 2000 FINANCIAL STATEMENTS OF FRIEDRICH GROHE.

         We are involved in litigation, consisting of several interrelated lawsuits and corresponding appeals, in relation to the March 2000 conversion of Friedrich Grohe AG, a stock corporation, into Friedrich Grohe AG & Co. KG, a limited partnership. If any of these lawsuits is successful, there is a risk that the court may annul that conversion or award monetary damages to the plaintiffs. The annulment of the conversion, among other things, could cause us tax disadvantages and difficulties in reducing our high debt levels by restricting our ability to use funds of Friedrich Grohe and its subsidiaries to repay acquisition debt.

         In addition, a minority shareholder has filed a claim objecting to the adoption of the Friedrich Grohe year 2000 financial statements. If this claim is successful, the financial statements and withdrawals from Friedrich Grohe for year 2000 may be declared invalid.

         For a more detailed description of these legal proceedings and their potential consequences, please refer to Item 8.A.7. "Legal Proceedings" below.

WE ARE SUBJECT TO STRICT ENVIRONMENTAL LAWS.

         In Germany and other countries where we do business, we are subject to laws and regulations relating to the protection of the environment and natural resources including, among other things, the management of hazardous substances and wastes, air emissions, water discharges and workplace health and safety. Although we have made, and will continue to make, significant expenditures related to our environmental compliance obligations, we cannot be certain that we are or will be in compliance with such requirements at all times. Compliance with these laws and regulations entails considerable cost, and any violations of these laws could result in substantial penalties, temporary or permanent plant closures and criminal convictions. Moreover, the nature of our existing and historical operations exposes us to the risk of liabilities or claims relating to releases of hazardous materials. These claims include property damage, personal injuries and cleanup obligations. In addition, changes in existing environmental requirements or the discovery of presently unidentified environmental liabilities associated with our historical operations could require us to incur material costs or suspend or scale back operations temporarily or permanently. Refer to Item 4.B. "Business Overview -- Environmental Matters".

         We anticipate that the German government and other governments in countries where we do business will continue to develop increasingly strict environmental laws and regulations and to interpret and enforce more aggressively existing laws and regulations. As compliance with these laws can be costly to us, this trend may have an adverse effect on our business, financial condition or results of operations.

ITEM 4.  INFORMATION ON THE COMPANY

4.A.     HISTORY AND DEVELOPMENT OF THE COMPANY

ORGANIZATION

         Grohe Holding GmbH was founded on July 5, 1999. It is entered into the commercial register of the Local Court (AMTSGERICHT) of Iserlohn, Germany, under file number HRB2316, as a limited liability company under the laws of the Federal Republic of Germany. Grohe Holding has its registered office at Hauptstrasse 137, 58675 Hemer, Germany, telephone: 011-49-2372-93-0. CT Corporation System, 111 Eighth Avenue, New York, New York 10011, is our US agent for service of process. Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715, is our authorized US representative.

         Grohe Holding GmbH is a holding company and does not directly conduct any business operations. During the period from inception to December 31, 1999, we acquired 96.9% of our predecessor, Friedrich Grohe AG. We acquired more minority shares in the years 2000 to 2002. As of December 31, 2002, we own approximately 99.6% of Friedrich Grohe. On February 23 and 24 of the year 2000, at a shareholders' extraordinary meeting of Friedrich Grohe AG, the shareholders passed a resolution to transform Friedrich Grohe AG into Friedrich Grohe AG & Co. KG, a limited partnership. The new legal form of Friedrich Grohe AG & Co. KG was registered in the Commercial Register of the Local Court (AMTSGERICHT) of Iserlohn, Germany, on March 28, 2000. We refer in this annual report to the transformation of Friedrich Grohe AG from a stock corporation into a limited partnership and related transactions as the "conversion".

         On October 4, 2000 Grohe Beteiligungs GmbH & Co. KG was founded in order to establish a favorable financing structure within the Grohe group. Grohe Holding GmbH transferred almost its entire business activities including its interest in Friedrich Grohe to Grohe Beteiligungs GmbH & Co. KG in accordance with a contribution and transfer agreement dated October 26, 2000. The effective date of contribution was October 1, 2000.

         On December 16, 2002, we entered into an agreement, which became effective as of January 1, 2003, to acquire, through our subsidiary Aqua Butzke GmbH, the remaining minority interests that we did not then own in our subsidiaries Rotter GmbH & Co. KG and Rotter
Verwaltungsgesellschaft mbH for a total purchase price of (euro)2.2 million.

HISTORY

         Mr. Friedrich Grohe acquired our predecessor in 1936. After 1948, our predecessor expanded as a producer of faucets through organic growth, mainly in Germany. Broader internationalization of our sales operations began with the founding of our first foreign subsidiary in France in 1961. The cornerstones of our globalization activities were the formation of Grohe America Inc. in 1976, Grohe Japan K.K. in 1991 and Grohe Pacific Pte. Ltd in 1995.

         In 1994, Friedrich Grohe AG acquired the DAL/Rost Group, a leading producer of flushing and installation systems, which we market under our SANITARYSYSTEMS product range, and water management systems, which we market under our AQUA brand. We followed this acquisition in 1997 by the acquisition of 70% of the shares of ROTTER, a leading European producer of specialized sanitary solutions for the commercial sector. These acquisitions were key steps in the development of our water technology concept. They also expanded our business in the commercial sector, created growth in sales and enabled us to achieve synergies across our businesses.

         Although most of our production facilities are located in Germany, production in Portugal, Thailand and Canada began during the second-half of the 1990s. These production plants have enabled us to manufacture our products more cost-effectively in the lower-end faucet segment and to further penetrate local markets by meeting local market demand.

4.B.     BUSINESS OVERVIEW

         We are Europe's largest manufacturer of sanitary fittings, based on both volume and value, concentrating on the medium- and high-end of the sanitary products market, according to a report by Consult GB for the year 2002, and, on the basis of publicly available annual reports of our competitors, one of the world's three largest manufacturers of sanitary faucets. We develop and manufacture an extensive range of (1) sanitary fittings, such as faucets, showerheads and related accessories, and shower systems, and (2) sanitary technology products, such as flushing and installation systems and water management systems. We sell our water technology products principally to sanitary products wholesalers, who sell them to plumbers and retailers who, in turn, sell them to private residential and commercial end-users. We have a global presence, and we have the largest market share, by value, in Germany, France, the Benelux countries and Austria, our core European markets. Our extensive distribution system, including 19 marketing subsidiaries and relationships with approximately 40 unaffiliated agent companies, which allows us to sell our products in approximately 140 countries. Our main production facilities are located in Germany but we also have production sites in Portugal, Thailand and Canada as well as an assembly plant in China.

         We have evolved from being a manufacturer of faucets and showers to being a water technology company, providing integrated solutions and systems for all water delivery points in bathrooms and kitchens. We refer to our ability to provide and integrate an extensive range of sanitary fittings and sanitary technology products into sanitary systems to create additional benefits for plumbers, installers, architects and end-users as our "water technology concept".

         We established the GROHE brand in Germany over 50 years ago and have since established a significant brand position in markets worldwide. We believe that our customers associate the GROHE brand with superior quality, reliability and premium design. For the year ended December 31, 2002, more than 90% of our total group sales were from products marketed under the GROHE brand, using essentially the same product lines and corporate design worldwide. We believe that our continued success as a manufacturer of water technology products is based on the strength of our single global brand. In 2002 we completed the reorganization of our innovation and product development process around the strategic product groups GROHEART, GROHETEC, SANITARYSYSTEMS (previously GROHEDAL), SHOWERS AND SHOWER SYSTEMS, and KITCHEN FITTINGS. Our GROHEART product range is comprised of high-end, design-oriented sanitary fittings and related accessories. The target market for our GROHETEC product range is the brand- and value-conscious consumer of sanitary fittings and related accessories in the medium-end of the market. SANITARYSYSTEMS comprise flushing and installation systems. SHOWERS AND SHOWER SYSTEMS offer a broad range of new and innovative shower products. The strategic product groups focus on the management of the product development and innovation processes as well as the management of the product life cycle and supplement our functional organizational structure. We believe that the reorganization of our product innovation and development processes will improve the efficiency and effectiveness of our innovation process and shorten product development time in order to meet increasing market demands for new and innovative products with broader functionality, as product life cycles are shortening.

                              COMPETITIVE STRENGTHS

         We believe that our strong position within the sanitary products industry is based primarily on the following factors.

GLOBAL MARKET PRESENCE.

         We are one of a small number of companies in the sanitary products industry which has a strong global market presence. We believe that our global market presence allows us to benefit from the growing globalization of the sanitary products industry, which is primarily being driven by increased standardization of sanitary products and the convergence of local tastes and preferences. Our global distribution network allows us to distribute our products worldwide and helps insulate us from economic cycles and downturns in particular geographic markets.

         Our sales by geographical markets in the past three years were as follows:

                                          YEAR ENDED                    YEAR ENDED                   YEAR ENDED
                                       DECEMBER 31, 2002            DECEMBER 31, 2001             DECEMBER 31, 2000
                                       -----------------            -----------------             -----------------
                                      SALES                        SALES                         SALES
                                    (IN (EURO)    PERCENTAGE     (IN (EURO)      PERCENTAGE    (IN (EURO)     PERCENTAGE
                                     MILLIONS)     OF SALES       MILLIONS)       OF SALES      MILLIONS)      OF SALES
                                     ---------     --------       ---------       --------      ---------      --------
COUNTRY
-----------------------------
Germany......................          226.0         25.2%          245.4           27.9%         264.9         31.0%
Rest of Europe...............          433.0         48.2%          410.6           46.6%         380.7         44.5%
Overseas.....................          239.3         26.6%          224.8           25.5%         209.9         24.5%
-----------------------------          -----        -----           -----          -----          -----        -----

Total Sales..................          898.3        100.0%          880.8          100.0%         855.5        100.0%


MARKET LEADING POSITIONS.

         We are a market leader in sanitary faucets in our core European markets. In 2002, sanitary faucets accounted for approximately 70% of our total sales. Our estimate of market share in sanitary faucets, in terms of value, in our core European markets in 2001, is set out in the following table:

                                                                      MARKET SHARE         MARKET POSITION
COUNTRY                                                                (BY VALUE)            (BY VALUE)
-------                                                                ----------            ----------
Germany...........................................................         23%                   1
The Netherlands...................................................         57%                   1
Belgium/Luxembourg................................................         47%                   1
Austria...........................................................         30%                   1
France............................................................         25%                   1
Spain.............................................................         16%                   2
Italy.............................................................         12%                   2


         In addition to our strong market position in sanitary faucets, we estimate that we are the second largest European manufacturer of flushing and installation systems.

STRONG SINGLE GLOBAL BRAND.

         We believe that we are one of the leading global participants in the sanitary products industry. One factor which has enabled us to reach this position is the development of our single global brand, GROHE, under which we market the product ranges GROHEART, GROHETEC, SANITARYSYSTEMS, SHOWERS AND SHOWER SYSTEMS and KITCHEN FITTINGS. For the year ended December 31, 2002, more than 90% of our total group sales were from products marketed under the GROHE brand, using essentially the same product lines and corporate design worldwide. We consider the GROHE brand to be our most valuable asset, and we have carefully developed it over the past 50 years. In addition to giving us a global market presence, we believe that our customers associate the GROHE brand with superior quality, reliability, product innovation and design. We leverage the strength of our single brand on a global basis and are able to position our products at the medium- and high-end segments of the sanitary products industry.

WATER TECHNOLOGY CONCEPT.

         Through both organic growth and carefully targeted acquisitions, we have been able to develop competencies across both the sanitary fittings and sanitary technology product segments. We are now able to combine individual products from our extensive product range within each of these segments to develop integrated systems which satisfy changing private residential and commercial end-user preferences. We believe sanitary products wholesalers, plumbers, installers and architects favor our ability to offer a complete range of integrated sanitary products. We also believe that we produce systems combining sanitary fittings and sanitary technology products which are unique in the global sanitary products industry.

EXTENSIVE PRODUCT RANGE.

         In addition to offering an extensive range of products covering both the sanitary fittings and sanitary technology segments, we have developed extensive product ranges within each segment. Our products marketed under the GROHE brand include nine lines of GROHEART faucets, 38 lines of GROHETEC faucets, six shower lines, four sanitary systems lines and, besides several adaptations of bath room faucets, three self-contained kitchen faucet lines for all relevant price points and design segments. Through our investment in research and development, we continue to improve our product mix to track changing end-user preferences in relation to both design and functionality. For example, we are continuing to successfully develop single-lever faucets to meet consumer requirements for functionality. In addition, we are focusing on the development of the GROHEART product range, which was introduced seven years ago, to address the growing demand for design-oriented sanitary fittings. Following our successful introduction of an innovative shower head and sidespray shower system we continue to develop innovative shower products.

SUPERIOR QUALITY AND DESIGN.

         We have achieved a reputation for superior quality, reliability and product innovation and design through our emphasis on research and development, design and production. We are a recognized industry leader for our research and development efforts, our innovation and our implementation of technological expertise. We generally invest 2% to 3% of sales in research and development. We have established a Design Center in Hemer, Germany, where we have a team of highly qualified sanitary products designers, whose designs have received numerous awards. We have technologically advanced production facilities as a result of our investment of an average of approximately (euro)26.0 million per year over the last five years in our production operations. "Lifetest", our product durability test, was adopted in 1997 in the United States as a basis for sanitary products industry testing.

GLOBAL DISTRIBUTION AND SALES NETWORK.

         We have a global sales force of approximately 1,200 employees worldwide in our own network of 19 marketing subsidiaries. These employees and our long-standing relationship with our unaffiliated agent companies provide in-depth market knowledge, local management experience and a high level of local management autonomy. We also deal on a regular basis with approximately 40 unaffiliated agent companies in markets where an independent sales subsidiary is not appropriate due to regional variations in distribution methods. We sell primarily through the sanitary products wholesaler, plumber and installer distribution channel, which serves the majority of the medium- and high-end segments of the sanitary products market. This enables us to maintain our position as a premium brand manufacturer targeting the medium- and high-end segments of the sanitary products market.

CUSTOMER RELATIONSHIP MANAGEMENT.

         We have established close ties with our core customer base, which includes sanitary products wholesalers, plumbers, installers and architects who are often the decision-makers in the purchase of sanitary products. We maintain close contact with sanitary products wholesalers, installers and plumbers through our focus groups. More than 26,000 plumbers and installers each year are trained at our 25 customer training centers worldwide. Our Design Center serves as a forum for architects and other industry participants to discuss the latest design trends in sanitary products for the bathroom. Furthermore, since 1993, we have created several "customer clubs" and customer relationship programs world wide with over 13,000 members in order to support not only wholesalers, installers and plumbers but also architects, consultants and contractors.

                                BUSINESS STRATEGY

LEVERAGE OUR SINGLE GLOBAL BRAND.

         For the year ended December 31, 2002, more than 90% of our total group sales were from products marketed under the GROHE brand, using essentially the same product lines and corporate design world-wide. As we expand our product range and geographical presence and continue to build upon our water technology concept, the GROHE brand will form an integral part of the success of these strategies.

EXPAND WATER TECHNOLOGY CONCEPT IN OUR CORE EUROPEAN MARKETS.

         The ultimate goal of our water technology concept is to provide compatible and complementary sanitary fittings and sanitary technology products and to integrate them into sanitary systems to create additional benefits for plumbers, installers and private residential and commercial end-users. We intend to further expand our water technology concept in our core European markets by further developing and integrating our ranges of sanitary fittings and sanitary technology products and pursuing selected acquisitions to broaden our competencies within and across the sanitary fittings and sanitary technology products segments.

CAPITALIZE ON GROWTH OPPORTUNITIES OUTSIDE OUR CORE EUROPEAN MARKETS.

         We believe significant growth opportunities exist in countries outside our core European markets, such as in the United States and the United Kingdom, as well as in selected emerging markets.

o UNITED STATES. As a supplier of European-style sanitary faucets at the high-end of the market, we have established a sound market position in the United States. Our strategy in the United States is to further increase sales of our successful products such as kitchen pull-out faucets, thermostatic faucets and shower systems by enhancing their features and increasing our market share within our existing market. In July 2001, we successfully launched two new product lines in the US upper-mass market which gained a significant sales share within a short time.

o UNITED KINGDOM. The United Kingdom is one of the few remaining markets in western Europe where we have a relatively low market share. We intend to pursue further market penetration of our products by introducing new product lines adapted to specific market needs. For example, in September 2000, we began the rollout of Avensys, a new range of shower products also applicable for low water pressure specifications; this product range significantly contributed to the growth in our thermostat business.

o OTHER. We continue to capitalize on growth opportunities in central and eastern Europe, Scandinavia, Japan, China and India. In China, we have established an assembly plant in Shanghai that allows us to significantly broaden our market position, and we are planning to open new sales offices. In India, we are working with our sales partners to launch our products on the sub-continent.

EXPLOIT INTRAGROUP SYNERGIES.

         The application of existing product-related and technological know-how developed in connection with one GROHE product range, to other areas of the business is expected to continue to be a major source of value and competitive advantage. The continued transfer of know-how between AQUA and other GROHE product ranges is expected to create significant synergies in terms of product innovation and production. We also expect to derive advantages through harmonization of research and development efforts and integration of overlapping functions, as well as use of our global distribution and sales network. For example, we plan to continue to apply AQUA and SANITARYSYSTEMS technology to further expand use of electronic systems in products in the GROHETEC and GROHEART product ranges. In addition, we successfully integrated the sales forces of DAL and GROHE in Germany. The resulting synergies enhanced our market position in a time of very difficult market conditions.

         One element of our strategy is our continued pursuit of selected acquisitions of related businesses. Through these selected acquisitions, we aim to further globalize our business, expand our product range and broaden our water technology concept competency to enable us to continue to meet changing plumber, installer, architect and private residential and commercial end-user preferences.

         Where acquisitions are not practical, we also intend to pursue further expansion of our existing operations through joint ventures and partnerships with existing businesses, especially where there may be restrictions on foreign ownership of local businesses.

PRODUCTS AND BRANDS

         We produce sanitary fittings and sanitary technology products for use in bathrooms and kitchens. Our primary sanitary fittings for private residential end-users are single-lever and two-handle faucets, thermostat fittings and shower products such as hand and head showers, shower bars and shower systems. In addition, we produce electronically-controlled and self-closing valves, single-lever and two-handle faucets, thermostats and showers for commercial end-users. Our kitchen products consist of single-lever and two-handle faucets and specialized faucets for use in combination with hot-water tanks.

         Our largest and core product line is our GROHE range of sanitary fittings. Within this product line we offer the product groups GROHEART, GROHETEC, SANITARYSYSTEMS, SHOWERS AND SHOWER SYSTEMS, and KITCHEN FITTINGS. GROHEART offers faucets and accessories for all relevant bathroom styles around the world. The target group for our GROHEART products is the more design-oriented and premium sector customers. GROHETEC, with its value for money strategy, represents the functional bathroom faucet line and its target market is brand-, quality- and value-conscious customers. SANITARYSYSTEMS consists of flushing and installation systems. Grohe Showers and shower systems offer a brought range of new and innovative shower products.

         We have reorganized our innovation and product development process around our strategic product groups GROHEART, GROHETEC, SANITARYSYSTEMS, SHOWERS AND SHOWER SYSTEMS, and KITCHEN FITTINGS. The strategic product groups focus on the management of the product development and innovation processes as well as the management of the product life cycle and supplement our functional organizational structure. In 2002, we began the integration of the production and the sales force of EGGEMANN into the GROHE business system to tap into additional market potentials and to increase production efficiency. The product lines of EGGEMANN will be integrated in the strategic product group GROHETEC.

         Other product lines include water management systems and special equipment which are marketed under our AQUA and ROTTER brands, as well as private label and exclusive customer brand sanitary fittings which are marketed through our subsidiary H.D. Eichelberg & Co. GmbH.

         Our sales by product ranges for the past three years are set out in the following table:

                                         YEAR ENDED                    YEAR ENDED                   YEAR ENDED
                                      DECEMBER 31, 2002             DECEMBER 31, 2001            DECEMBER 31, 2000
                                      -----------------             -----------------            -----------------
                                      SALES                        SALES                         SALES
                                    (IN (EURO)    PERCENTAGE     (IN (EURO)      PERCENTAGE    (IN (EURO)     PERCENTAGE
                                     MILLIONS)     OF SALES       MILLIONS)       OF SALES      MILLIONS)      OF SALES
                                     ---------     --------       ---------       --------      ---------      --------
GROHEART..................              78           8.7%            65             7.4%          56            6.5%
GROHETEC..................             369          41.1%           374            42.5%         368           43.1%
SANITARYSYSTEMS...........              88           9.8%            89            10.1%          89           10.4%
SHOWERS AND
   SHOWER SYSTEMS.........             142          15.8%           130            14.8%         119           13.9%
KITCHEN FITTINGS..........             104          11.5%            98            11.2%          94           11.0%
Other.....................             117          13.1%           125            14.0%         129           15.1%
--------------------------             ---          ----            ---            ----          ---           ----

Total Sales...............             898         100.0%           881           100.0%         855          100.0%

GROHEART

         Our GROHEART product range consists of design-oriented sanitary fittings for bathrooms, as well as a variety of coordinated bathroom accessories which share the same design elements. GROHEART sanitary fittings have features such as hand-ground bodies, nickel-and chromium-plated brass castings, 23-carat scratch-resistant gold finishes and crystal handles. GROHEART products typically retail for between (euro)150 and (euro)400. For the year ended December 31, 2002, our GROHEART product range accounted for 8.7% of our total sales.

GROHETEC

         Our GROHETEC product range represents the functional bathroom faucet line marketed worldwide. Most of these products are positioned in the medium-price segment of the core European sanitary products market. GROHETEC faucets have achieved a reputation for high quality at affordable prices and typically retail between (euro)75 and (euro)250. For the year ended December 31, 2002, our GROHETEC product range accounted for 41.1% of our total sales.

SANITARYSYSTEMS

         Our SANITARYSYSTEMS (previously GROHEDAL) product range is comprised of flushing and installation systems. Flushing systems consist of devices designed to deliver water to toilets and urinals. A flushing system for a toilet or urinal includes a sanitary valve to release water and a manual or electronic trigger mechanism. Flushing systems can be installed either behind or in front of the bathroom wall.

         We have significantly increased our SANITARYSYSTEMS product range in recent years to include touch-free, electronically-controlled flushing systems to address the growing demand for hygienic public toilet and urinal facilities. Electronically-controlled flushing systems include systems controlled by radar or infra-red electronic devices. An added benefit of radar-controlled systems is that they are difficult to vandalize.

         Installation systems are available for both renovation and new construction projects. Alongside the Rapid and Uniset lines, we have successfully established the Rapid "Pro" modular system. The Rapid installation system does not need any masonry. For new construction projects, the system does not have to be integrated into the bathroom wall when it is built and can be installed at a later stage of the construction project. It also makes renovation projects easier because the bathroom infrastructure can be modified without having to build new walls or change existing walls. For new building construction, we offer our Uniset lines, an installation system with integral masonry. For the year ended December 31, 2002, SANITARYSYSTEMS accounted for 9.8% of total sales.

SHOWERS AND SHOWER SYSTEMS

         SHOWERS AND SHOWER SYSTEMS offer a brought range of new and innovative shower products, such as hand and head showers, shower bars and shower systems. Hand and head showers are offered with up to five spray patterns. Shower systems include the Freehander which features two shower heads on a sturdy tabular arm which pivots and the Aquatower 3000, a modern shower unit, equipped with our high-end headshower, an adjustable hand shower and four individually adjustable side showers. For the year ended December 31, 2002, the SHOWERS AND SHOWER SYSTEMS product range accounted for 15.8% of our total sales.

KITCHEN FITTINGS

         KITCHEN FITTINGS consist of single-lever and two-handle faucets and specialized faucets for use in combination with hot-water tanks. Some kitchen faucets are equipped with an extractable rinsing spray or aerator. For the year ended December 31, 2002, KITCHEN FITTINGS accounted for 11.5% of our total sales.

WATER MANAGEMENT SYSTEMS AND SPECIAL EQUIPMENT

         We market our water management systems to commercial end-users using the AQUA brand name. Major products under the AQUA brand include:

o self-closing fittings which consist of automatic or manual components which regulate the flow of water in toilets, urinals, lavatories and showers;

o specialized sanitary fittings for use in laboratories which regulate the flow of water, gas, air and steam;

o central water management systems which control the flow of water in larger-scale commercial buildings; and

o drinking water treatment systems which are used to disinfect drinking water through electrolysis, ultra-violet or thermal processes.

         Under the ROTTER brand, we market customized sanitary solutions to commercial end-users. Products include toilets, urinals and wash basins for businesses, schools and hospitals, sanitary equipment for prisons and wash room equipment for sports centers and production plants.

         For the year ended December 31, 2002, AQUA and ROTTER accounted for 5.5% of our total sales.

EICHELBERG

         Our brand strategy with respect to the sanitary fittings market in the private label segment, which focuses on low-end demand, is based on our ownership of EICHELBERG. Products produced by EICHELBERG consist of private label sanitary fittings for bathrooms and kitchens. Through EICHELBERG, we are Germany's largest specialized producer of private label sanitary fittings for bathrooms and kitchens.

         For the year ended December 31, 2002, EICHELBERG accounted for 2.1% of our total sales.

                           DISTRIBUTION AND CUSTOMERS

         Our distribution system generally follows the three-step process common to the sanitary products industry in most developed markets: from the manufacturers to the sanitary products wholesalers, from the sanitary products wholesalers to the installers and retailers and from the installers and retailers to private residential and commercial end-users. In some markets, for example in Japan, we use different distribution systems because they are more appropriate to the local market. For the sanitary products industry as a whole, approximately 80% of sales are made through sanitary products wholesalers. This form of distribution is even more important for us; 94% of our distribution is through sanitary products wholesalers. The remaining 6% of our distribution comprises, as to 5%, original equipment manufacturer business and, as to 1%, direct deliveries to larger-scale projects in the Far East. Although difficult to quantify, we believe that do-it-yourself channels account for no more than 4% of our distribution.

         There is no significant concentration in our customer base. Our top ten customers accounted for less than 30% of our total sales in 2002, and our largest single sanitary products wholesaler customer accounted for less than 10% of our total sales in 2002. As a consequence of the trend in consolidation in the sanitary products wholesale sector, sanitary products wholesalers are seeking to reduce the number of manufacturers with which they do business. The number of our sanitary products wholesaler customers will decline, and the degree of sanitary products wholesaler customer concentration will gradually increase over time. We believe that our sanitary products wholesaler customers will be increasingly looking for strong brands from manufacturers who are capable of offering broad value-added services, such as efficient logistics and a broad product range. We believe we are well placed to benefit from this trend.

                                    LOGISTICS

         To allow for maximum flexibility in serving our customers' needs, we have 16 warehouses world-wide, three in Germany and 13 abroad. We have a fully-automated stock warehousing system which allows us to store a complete range of parts and products at our warehouses in Germany and enables us to deliver products to our sanitary products wholesale customers within 24 hours of their initial request. In order to integrate all supply chain activities worldwide, our local warehouses are centrally controlled by an electronic data processing assisted continuous replenishment system allowing just-in-time delivery as well as optimization of the respective stock.

                               MARKETING AND SALES

         Depending on the type of sanitary product being purchased, purchase decisions are made either by ultimate end-users or by plumbers, installers and architects. Decisions to purchase sanitary fittings are typically made by end-users. However, decisions to purchase sanitary technology products are usually made by plumbers, installers and architects, because these products are not visible in the bathroom.

         In general, our marketing strategy follows a two pronged, "push" and "pull", approach, aimed at establishing close relationships with these decision-makers in purchases of sanitary products.

o "PUSH" MARKETING STRATEGY. The basis of our "push" marketing strategy is to encourage sanitary products wholesalers to stock and actively sell our range of products by offering promotional schemes and benefit programs. We organize forums in Germany with sanitary products wholesalers to exchange views on the latest developments in the sanitary products industry. In addition, we have bonus programs for wholesale showroom personnel and provide marketing support through design consultants, who provide advice to sanitary products wholesalers on how to display and sell our products.

o "PULL" MARKETING STRATEGY. The basis of our "pull" marketing strategy is to generate demand for our products through marketing to plumbers, installers and architects. We promote and facilitate the direct exchange of information with plumbers and installers through focus groups and more than 26,000 plumbers and installers each year are trained at our 25 customer training centers worldwide. Our Design Center in Hemer, which serves as a forum for architects and other industry participants to discuss the latest design trends in sanitary products for the bathroom, is a key component of this strategy. Our "pull" marketing strategy is also aimed at further increasing brand awareness among private residential and commercial end-users.

         We implement our marketing strategy through our global sales force, which numbers approximately 1,200 employees worldwide. These employees and our long-standing relationships with our unaffiliated agent companies provide in-depth market knowledge, local management experience and a high level of local management autonomy. We sell our products in approximately 140 countries through 19 marketing companies and our relationships with approximately 40 unaffiliated agent companies. In all markets, the sales of all products under the GROHE brand are organized by our common global sales organization.

                                   PRODUCTION

         Our main production facilities are located in Germany, but we also have production sites in Portugal, Thailand and Canada as well as an assembly plant in China. We have developed a high standard of production technology and effective workflow processes. Examples of the results of our investments include utilization of robots, automatic manufacturing cells and rapid prototyping on a three dimensional Computer Aided Design/Computer Aided Manufacturing basis.

         All our major production facilities are certified according to ISO 9001 or ISO 9002, the internationally acknowledged standards for quality management systems. For all German production facilities of the GROHE brand, a re-certification according to the latest updated ISO 9001:2000 standard was completed in the first half of 2002. This recertification will be extended to the plants in Thailand and Portugal that manufacture the GROHE brand in 2003.

         In 2002 our management approved a new international manufacturing strategy aimed at cutting costs and further streamlining operations. This strategy will involve all our plants. We expect that the strategy will allow our plants to focus on their core competencies and improve the workflow within and among our plants. We intend to shift production volume of some of our smaller production sites in Germany to our larger manufacturing facilities. We have already integrated the production volume of our subsidiary H.D. Eichelberg at our plant in Hemer, and we expect to move the production from our plant in Haldensleben to Hemer and Lahr during the first half of 2003. Additionally, we expect to integrate the production of our subsidiary Eggemann at our plant in Hemer in the second half of 2003.

                                  RAW MATERIALS

         The primary raw materials we purchase are brass, brass machining, forging parts, deep-drawing parts, plastic components and rubber parts. For the year ended December 31, 2002, raw material costs consisted primarily of
(euro)44.0 million to purchase brass, (euro)20.0 million to purchase brass machining, forging parts and deep-drawing parts, (euro)28.0 million to purchase plastic components and (euro)5.0 million to purchase rubber parts.

         We are one of the largest processors of brass in Europe with an annual total consumption of approximately 22,000 tons of brass-related products like brass rods, tubes and ingots as well as smaller amounts of the primary metals zinc and copper.

         Brass prices generally fluctuate based on supply and demand for copper and zinc as well as general economic conditions. For example, during 2002, the price of copper varied by approximately 11% and the price of zinc varied by approximately 10%. Approximately 95% of the brass which we use in our production process is produced from brass scrap. Scrap prices are generally lower than virgin brass prices. Nearly 75% of our copper requirements are covered by recycled material. About 80% of our total brass consumption consists of brass rods and tubes (made from scrap) for our machining and forging shops.

         To ensure quality, flexibility and timely shipments, we obtain approximately 80% of our requirements for semi-finished products from European suppliers. We obtain the remaining 20% of our requirements through purchases in the global markets.

         We outsource certain machining, forging parts and deep-drawing parts for economic reasons. We purchase 4,000 tons per year of these parts from up to 20 specialized suppliers who typically sell to us under fixed price contracts and whose terms vary between one and two years.

         Our purchases of plastic components consist primarily of Acryl-Butadien-Styrol ("ABS") and other plastics based products. Plastic components are lighter and less expensive than metal components and are available from a large number of international producers, who typically sell to us under fixed price contracts. For our most important ABS products, we enter into supply contracts for up to one year. We buy rubber parts from up to ten suppliers internationally, under twelve-month fixed price contracts.

                            RESEARCH AND DEVELOPMENT

         As we compete primarily on the basis of quality and design of our products, our future operating performance is dependent upon our ability to develop and bring to market additional new products. In 2002, over 25% of our total revenues came from products launched after January 1, 2000. Accordingly, we spend a significant amount of our total sales for research and development. In the year ended December 31, 2002, our research and development expenditures represent approximately 2.7% of total sales. Total research and development expenditures have increased over the last ten years and reached approximately
(euro)24.2 million for the year ended December 31, 2002. Our research and development department had 187 employees in 2002.

         Our research and development efforts concentrate on:

o        creating new and innovative products;

o        improving or expanding existing product lines;

o        developing new components;

o        using innovative materials and processes; and

o        obtaining any relevant approvals and patents.

         We have divided the development process into pre-development and series development. This division allows us to "pre-develop" new technologies and materials and the related techniques until they are ready for use independently of the actual series and product development process. Also, we have moved toward a more process-oriented research and development strategy designed to improve the time-to-market of our products. In order to facilitate this move, we have organized the research and development department around five product-oriented innovation units for GROHEART, GROHETEC, SANITARYSYSTEMS, SHOWERS AND SHOWER SYSTEMS, and KITCHEN FITTINGS, as well as our Water Technology Competence Center which is responsible for the pre-development. Locally operating development groups will help us to meet growing requirements around the world.

                                   COMPETITION

         Our main competitors in the sanitary fittings segment of the sanitary products industry in Germany and Europe are the Hansa Group, Hansgrohe AG, the Ideal Standard Group and the Kludi Group. Our main competitors in the Spanish and Italian markets are Roca Radiadores SA and Zucchetti Rubinetteria SpA, respectively. Outside Europe, our main competitors are Masco Corporation, Moen Inc. and Kohler Co. in the United States and Toto Ltd. in Japan. As the sanitary products industry is still relatively fragmented, we also compete with numerous regional competitors, many of which are well established in their respective markets.

         We have the second largest market share in flushing and installation systems in Germany and western Europe behind our main competitor, Geberit. Our main competitors for automatic and semi-automatic products in water management systems are Les Robinets Presto SA, Mira PLC, Schell GmbH & Co. KG, the Hansa Group and Kuhfuss Sanitar-Vertriebsgesellschaft GmbH.

                          INTELLECTUAL PROPERTY RIGHTS

         The GROHE brand is material to our business and maintains our competitive position. As of December 31, 2002, we had approximately 750 registered trademarks worldwide. Our most important trademarks are GROHE, GROHEART, GROHETEC and GROHEDAL.

         We have a policy of protecting our inventions and innovations by making patent applications in the relevant markets. We are not aware of any legal proceedings that have been brought against us for infringement of a patent or trademark.

                             INFORMATION TECHNOLOGY

         We are in the process of replacing our existing information technology systems with the standard software system SAP R/3. This system uses the client-server model and provides the ability to store, retrieve, analyze, and process corporate data for financial analysis, production operation, human resource management, and most other business processes. To minimize risks we implement the software step by step. Since January 2003, we have used the finance and controlling modules and intend to install the complete logistic chain, including purchasing, productions operations and material management by the end of 2003. We expect the system to make our business processes more efficient, unified, transparent and streamlined. We believe that we have taken all precautions to introduce the new software without causing disruptions of our production or sales activities. However, since the introduction of the software involves the change of business processes and is a complex task, we may face delays and other problems which could affect our business, financial condition or results of operations adversely.

                              ENVIRONMENTAL MATTERS

         In Germany and other jurisdictions where we do business, we are subject to strict environmental laws and regulations. For example, Germany's environmental laws give federal and state environmental agencies broad authority to promulgate and enforce rules concerning water, land, air and noise pollution, as well as the management, transportation, disposal and international trade of hazardous substances and wastes. Violators of these and other laws and regulations can be subject to substantial criminal and civil penalties, and temporary or permanent plant closures.

         In 2000, we completed environmental assessments for each of our production facilities. These assessments, which included investigations into soil and groundwater quality, revealed contamination at six of our current or former properties. As a result of these assessments, we estimated our total maximum possible remediation costs at (euro)3.4 million as of December 31, 2000. We took remedial actions and conducted further evaluations of environmental remediation issues in 2001 and 2002, and, as a result, by the end of 2002, we had reduced the contamination to the extent required at two sites. In addition, we sold one site in 2002, and, as a condition to the sale, the purchaser assumed the costs for any further needed remediation measures related to this site. Although the purchaser has assumed the remediation obligations as a condition to the sale, under German law, the environmental authorities still have the ability to assert claims against us with respect to this site. At the remaining three sites, we are continuing to conduct further investigation or remediation activities as appropriate. We believe that our remediation activities in 2001 and 2002 have significantly reduced our exposure to environmental risks such as clean up costs and government actions. However, we are not in the position to estimate our maximum possible remediation costs due to factors beyond our control such as potential changes to, and uncertainties surrounding, environmental laws and regulations and the possible discovery of additional contamination. We establish reserves for environmental risks when a loss is probable and reasonably estimable. We provided for probable remediation costs in our financial statements of (euro)0.1 million and (euro)0.3 million at December 31, 2002 and 2001, respectively.

         Due to the ongoing globalization of our operations, we have expanded the responsibility of our corporate quality department to include environmental management issues to ensure that environmental issues are addressed appropriately on the corporate and local, i.e., plant, level. In 2001 we started a global project to introduce ISO 14001 environmental management structures which we expect will upgrade all of our production facilities to a certified environmental management system by the end of 2004. We expect certification of our principal German plants and our plant in Portugal to be accomplished by the end of 2003.

4.C.     ORGANIZATIONAL STRUCTURE

         Grohe Holding is a holding company and does not directly conduct any business operations. Our operations are carried out by our primary operating subsidiary Friedrich Grohe and by several of Friedrich Grohe's subsidiaries.

         To streamline our organizational and corporate structure, we merged our German production subsidiaries Grohe Thermostat GmbH & Co. KG and Herzberger Armaturen GmbH & Co. KG into our main operating subsidiary Friedrich Grohe AG & Co. KG as of January 1, 2003. Grohe Thermostat GmbH & Co. KG and Herzberger Armaturen GmbH & Co. KG were wholly-owned subsidiaries of Friedrich Grohe AG & Co. KG before the merger into Friedrich Grohe AG & Co. KG. Accordingly, this merger has no impact on our consolidated financial statements except for the related expenses which are recognized in the consolidated statement of income.

         The following diagram shows our corporate structure as of April 30, 2003.


                               [GRAPHIC OMITTED]


----------
  (1) Grohe Consult GmbH has only a registered liability for Grohe Beteiligungs of (euro)1.00 and no interest in Grohe Beteiligungs. Friedrich Grohe Geschaftsfuhurungs AG has only a nominal interest in Friedrich Grohe of approximately .0001%.

The following is a list of the subsidiaries of Grohe Holding GmbH as of April 30, 2003.

                                                                     COUNTRY OF         GROHE OWNERSHIP
SUBSIDIARY                                                         INCORPORATION           INTEREST
----------                                                         -------------           --------
Grohe Consult GmbH, Hemer...................................       Germany                       100.0
Grohe Beteiligungs GmbH & Co. KG, Hemer.....................       Germany                       100.0
Grohe Geschaftsfuhrungs AG, Hemer...........................       Germany                       100.0
Friedrich Grohe AG & Co. KG, Hemer..........................       Germany                        99.6
DAL GmbH & Co. KG, Porta Westfalica.........................       Germany                        99.6
AQERO Vertriebs GmbH, Ludwigsfelde..........................       Germany                        99.6
GROHEDAL Sanitarsysteme GmbH & Co. KG,
  Porta Westfalica..........................................       Germany                        99.6
DAL Sanitartechnologie GmbH, Zwochau........................       Germany                        99.6
Eggemann Armaturenfabrik GmbH & Co. KG, Iserlohn............       Germany                        99.6
Grohe International GmbH, Hemer.............................       Germany                        99.6
Grohe Nederland B.V., Zoetermeer............................       Netherlands                    99.6
Grohe America, Inc., Bloomingdale, Illinois.................       USA                            99.6
Grohe Canada, Inc., Mississauga.............................       Canada                         99.6
Grohe Espana, S.A., Barcelona...............................       Spain                          99.6
Grohe Ltd., Barking.........................................       Great Britain                  99.6
Grohe Verwaltungs-GmbH, Hemer...............................       Germany                        99.6
Schmole GmbH & Co., Menden..................................       Germany                        99.6
H.D.  Eichelberg & Co. GmbH, Iserlohn.......................       Germany                        99.6
AQUA Butzke GmbH, Ludwigsfelde..............................       Germany                        99.2
Carl Sandmann GmbH, Iserlohn................................       Germany                        99.2
Rotter GmbH & Co. KG, Berlin................................       Germany                        99.5
Kurt Baege GmbH, Berlin.....................................       Germany                        99.5
Rotter Verwaltungsgesellschaft m.b.H., Berlin...............       Germany                        99.5
Grohe Gesellschaft mbH, Wien ...............................       Austria                        99.6
Grohe Hungary Kft., Budaors ................................       Hungary                        99.6
Grohe S.A.R.L., Issy-les-Moulineaux ........................       France                         99.6
Grohe S.p.A., Cambiago .....................................       Italy                          99.6
Grohe N.V., Winksele........................................       Belgium                        99.6
Grohe Japan K.K., Tokyo ....................................       Japan                          99.6
Grohe A/S, Vaerloese........................................       Denmark                        99.7
Grohe Pacific Pte.  Ltd., Singapore ........................       Singapore                      99.6
Tempress Ltd., Mississauga .................................       Canada                         99.6
Grohe Polska Sp.zo.o, Warsaw................................       Poland                         99.6
Grohe Switzerland S.A., Wallisellen ........................       Switzerland                    99.6
Grohe Deutschland Vertriebs GmbH, Porta Westfalica..........       Germany                        99.6
Friedrich Grohe Portugal, Componentes Sanitarios, Lda.,
  Albergaria-a-Velha........................................       Portugal                       99.6
Grohe Siam Ltd., Klaeng.....................................       Thailand                       73.7
Grome Marketing (Cyprus) Ltd., Nicosia......................       Cyprus                         49.8
Grome Ltd., Istanbul........................................       Turkey                         49.8
Grohe (Shanghai) Sanitary Products Co. Ltd., Shanghai.......       China                          99.6

4.D.     PROPERTY, PLANT AND EQUIPMENT

         We own all of our major production facilities. In addition, we lease administrative, technical and sales office space in various locations in the countries in which we operate. In 2002 our management approved a new international manufacturing strategy aimed at cutting costs and further streamlining operations. This strategy will involve all our plants. We intend to shift production volume of some of our smaller production sites in Germany to our larger manufacturing facilities. We have already integrated the production volume of our subsidiary H.D. Eichelberg, Iserlohn, at our plant in Hemer, and we will move the production from our plant in Haldensleben to Hemer and Lahr during the first half of 2003. Additionally, we will integrate the production of our subsidiary Eggemann, Iserlohn, at our plant in Hemer in the second half of 2003. We also plan to increase production volume at our plant in Portugal.

         The location, type of production and approximate size of our principal properties are set out in the following table:

                                                                                                 APPROXIMATE SIZE
LOCATION                               USE                                                       (SQUARE METERS)
--------                               ---                                                       ---------------
Hemer, Germany                         Grohe Headquarters                                              2,170

Hemer, Germany                         Manufacture of faucets                                         36,800
                                       (single-lever, two handle faucets, thermostats)

Lahr, Germany                          Manufacture of faucets,                                        59,700
                                       colored faucets, showers,
                                       plastic and other components,
                                       valves, kitchen faucets

Herzberg, Germany                      Manufacture of shower systems and faucets                      21,300
                                       (single-lever, components)

Porta Westfalica, Germany              Manufacture of flushing and                                    28,200
                                       installation systems, electronic
                                       faucets, self-closing valves

Ludwigsfelde, Germany                  Manufacture of water management                                15,700
                                       systems, flushing systems,
                                       other special fittings

Berlin, Germany                        Manufacture of specialized                                      2,600
                                       sanitary solutions for commercial
                                       users

Albergaria-a-Velha, Portugal           Manufacture of faucets                                         10,300
                                       (single-lever and two-handle)

Rayong Province, Thailand              Manufacture of faucets                                          5,800
                                       (single-lever and two-handle for the
                                       Asian market), components for
                                       German plants

Mississauga, Canada                    Manufacture of pressure balance                                 3,800
                                       valves and kitchen faucets


         All of our German properties listed above, except the property in Berlin, are pledged to the financing banks to secure our new senior credit facilities. Additionally, some of these properties and the property in Berlin are pledged to secure bank loans on the operating company level.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         THE DISCUSSION AND ANALYSIS BELOW PROVIDES INFORMATION THAT WE BELIEVE IS RELEVANT TO AN ASSESSMENT AND UNDERSTANDING OF OUR CONSOLIDATED FINANCIAL POSITION AND RESULTS OF OPERATIONS. THIS DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES.

         THE FOLLOWING DISCUSSION AND ANALYSIS CONTAINS STATEMENTS REFLECTING OUR VIEWS ABOUT OUR FUTURE PERFORMANCE AND CONSTITUTES "FORWARD-LOOKING STATEMENTS". THESE VIEWS MAY INVOLVE RISKS AND UNCERTAINTIES THAT ARE DIFFICULT TO PREDICT AND MAY CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN SUCH FORWARD-LOOKING STATEMENTS. READERS SHOULD CONSIDER THAT VARIOUS FACTORS, INCLUDING CHANGES IN GENERAL ECONOMIC CONDITIONS, NATURE OF COMPETITION, DEVELOPMENTS IN DISTRIBUTION, INDUSTRY TRENDS, INFLUENCE OF CURRENCY FLUCTUATIONS AND INFLATION, AND OTHER FACTORS DISCUSSED BELOW, MAY AFFECT OUR PROJECTED PERFORMANCE. FOR EXAMPLE, EVENTS SUCH AS THE WAR IN IRAQ, AND ANY FURTHER ACTIONS WHICH MAY ENSUE, COULD INFLUENCE THE GLOBAL ECONOMICAL ENVIRONMENT SUBSTANTIALLY AND THEREFORE COULD HAVE A SIGNIFICANT IMPACT ON OUR PROJECTED PERFORMANCE. WE UNDERTAKE NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

         THE FOLLOWING DISCUSSION AND ANALYSIS IS BASED ON HISTORICAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000, WHICH WE PREPARED IN ACCORDANCE WITH US GAAP.

         ALL REFERENCES TO EURO IN THE FOLLOWING DISCUSSION ARE IN THOUSANDS EXCEPT WHERE STATED.

                                    OVERVIEW

OUR BUSINESS

         We are Europe's largest manufacturer of sanitary fittings, based on both volume and value, concentrating on the medium- and high-end of the sanitary products market, according to a report by Consult GB for the year 2002, and, on the basis of publicly available annual reports of our competitors, one of the world's three largest manufacturers of sanitary faucets. We design, manufacture and market an extensive range of (1) sanitary fittings, such as faucets, showerheads and related accessories, and shower systems, and (2) sanitary technology products, such as flushing and installation systems and water management systems. We sell our water technology products principally to sanitary products wholesalers who sell them to plumbers and retailers who, in turn, sell them to private residential and commercial end-users. We have a global presence, and we have the largest market share, by value, in Germany, France, the Benelux countries and Austria, our core European markets. Our extensive distribution system includes 19 marketing subsidiaries and relationships with approximately 40 unaffiliated agent companies and allows us to sell our products in approximately 140 countries. Our main production facilities are located in Germany, but we also have production sites in Portugal, Thailand and Canada as well as an assembly plant in China.

         We sell most of our products worldwide. Due to different dynamics across geographic areas, management segments our business into the following individual geographic regions.

o GERMANY AND DIRECT EXPORTs. This segment comprises our activities in Germany and direct exports through our German subsidiary Friedrich Grohe AG & Co. KG to foreign customers mainly in eastern Europe and the Middle East.

o EUROPEAN SUBSIDIARIES. This segment covers operations in Europe outside Germany where we have subsidiaries.

o OVERSEAS SUBSIDIARIES. This segment comprises our activities outside Europe where we have subsidiaries.

FORMATION OF GROHE HOLDING

         Grohe Holding was formed in 1999 and acquired 96.9% of its predecessor Friedrich Grohe AG in that year. In 2000, subsequent to the acquisition, Friedrich Grohe AG was converted from a stock corporation into a limited partnership carrying on business under the name Friedrich Grohe AG & Co. KG. By December 31, 2002, Grohe Holding increased its shareholding in Friedrich Grohe AG & Co. KG to 99.6%.

         Since the date of the acquisition, our consolidated earnings have been affected by interest on the acquisition financing and by charges for amortization of goodwill, tradename and depreciation of the fair value step-up of fixed assets. Due to the change in tax status from the conversion of Friedrich Grohe AG and five of our other subsidiaries, certain expenses for amortization and depreciation are tax-deductible in Germany. Since January 1, 2002, we have not recognized goodwill amortization in accordance with SFAS No.
142. This accounting change does not have an impact on the amortization of goodwill for tax purposes.

         We received corporate income tax refunds amounting to (euro)49.3 million on July 24, 2001 as a result of the conversion of Friedrich Grohe AG and five subsidiaries into limited partnerships which we recognized as a current asset in the course of the purchase price allocation for Friedrich Grohe AG. We used these tax refunds to repay principal on our senior credit facility in July and August 2001.

IMPACT OF NEW ACCOUNTING STANDARDS ON OUR FINANCIAL STATEMENTS AND RESULTS OF OPERATIONS

         We adopted the provisions of SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" as of July 1, 2001 and January 1, 2002, respectively. SFAS No. 142 required us to evaluate our existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption.

         SFAS No. 142 also prohibits the scheduled amortization of goodwill and indefinite life intangible assets. Instead, goodwill and indefinite life intangible assets will be tested for impairment at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more likely than not result in impairment. Under SFAS No. 142, goodwill is assessed for impairment by using a fair value based method. We determine fair value by utilizing discounted cash flows. The fair value test that SFAS No. 142 requires for goodwill and indefinite lived intangible assets includes a two-step approach. Under the first step, companies must compare the fair value of a "reporting unit" to its carrying value. A reporting unit is the level at which goodwill impairment is measured, and it is defined as an operating segment or one level below it if certain conditions are met. If the fair value of the reporting unit is less than its carrying value, goodwill is impaired and companies must proceed with step two. Under step two, the amount of goodwill impairment is measured by the amount that the reporting unit's goodwill carrying value exceeds the "implied" fair value of goodwill. The implied fair value of goodwill can only be determined by deducting the fair value of all tangible and intangible net assets, including unrecognized intangible assets, of the reporting unit from the fair value of the reporting unit as determined in step one. In the second step, companies must allocate the fair value of the reporting unit to all of the reporting unit's assets and liabilities as in a hypothetical purchase price allocation.

         We amortized goodwill acquired in business combinations completed before July 1, 2001 through December 31, 2001. As of January 1, 2002, we stopped amortizing goodwill. In connection with the transitional impairment evaluation required by SFAS No. 142, we performed an assessment of whether there was an indication that goodwill was impaired as of January 1, 2002. We completed the first step of the transitional assessment for all of our reporting units and determined there was no indication that goodwill had been impaired as of January 1, 2002. Accordingly, no transitional goodwill impairment charge was necessary. We performed the first annual goodwill impairment test required by SFAS No. 142 as of July 1, 2002, and there was no indication of goodwill being impaired as of that date. An adverse development of operations in any of our reporting units or in the business environment in which the reporting units operate could require us to revise our expectations about future cash flows on which the computation of fair value is based. In that case, there may be an impairment charge in future periods that could affect our operating income and financial position significantly. As of the date of this report, we are not aware of any events or circumstances that could result in the recognition of an impairment charge in any of our reporting units.

         Since we ceased amortizing goodwill as of January 1, 2002 due to the changes in the accounting principles described above, our results for the year ended December 31, 2002 are not directly comparable with our results for the years ended December 31, 2001 and 2000, in which we recorded charges for goodwill amortization in the amount of (euro)35,758 and (euro)35,397, respectively. Taking into account income tax effects of (euro)5,105 each year, our net loss would have improved by (euro)30,653 and (euro)30,292 to net income of (euro)540 and (euro)8,352 for the years ended December 31, 2001 and 2000, respectively, if SFAS No. 142 had been in effect in those years.

                          CRITICAL ACCOUNTING POLICIES

         We prepare our financial statements in accordance with US GAAP. US GAAP requires us to make estimates and assumptions which underlie the preparation of our financial statements. These estimates and assumptions, and the accounting methods that we select, affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We regularly review our estimates and assumptions underlying the reported amounts, which are based on historical experience and on various other factors and assumptions which results could differ from those estimates. For a summary of our significant accounting policies, please refer to note 3 to our consolidated financial statements. In addition to the accounting for goodwill described above, we believe that the following critical accounting policies are affected by significant judgments and estimates that we use in preparing our consolidated financial statements. You should consider the related judgments and uncertainties affecting the application of these policies when evaluating our results of operations and our financial condition.

IMPAIRMENT OF OTHER LONG-LIVED ASSETS

         SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", requires us to recognize an impairment loss when the carrying amount of long-lived assets to be held and used is not recoverable from their expected undiscounted future cash flows. SFAS No. 144 requires all long-lived assets to be disposed of by sale to be recorded at the lower of their carrying amount or fair value less cost to sell and to cease depreciation or amortization. We evaluate the recoverability of the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. In 2002 management approved a new international manufacturing strategy described below under "Trend information - Manufacturing". One element of the new manufacturing strategy is to centralize production of some smaller plants at our larger facilities. We have tested for impairment in accordance with SFAS No. 144 three properties that we will no longer use for production. We classified these properties as held and used, as we still use the properties to some extent, and SFAS No. 144 does not allow classification of these properties as held for sale until they are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets. We recorded an impairment loss of (euro)2,328 on two of these properties in the year 2002. We determined the fair values of these properties on the basis of expert appraisals.

ACCOUNTING FOR INCOME TAXES

         We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". In accordance with SFAS No. 109, deferred taxes are provided for temporary differences between the respective accounting and tax base for assets and liabilities. Further, we recognize deferred tax assets for net operating loss carryforwards and tax credit carryforwards, and, if it is more likely than not that such deferred tax assets will not be realized in future periods, we reduce them by a valuation allowance. Particularly in Germany, we have accumulated significant loss carryforwards for corporate income tax purposes.

         We realized, and we continue to realize, tax benefits from the conversion of Friedrich Grohe AG to Friedrich Grohe AG & Co. KG and the conversion of five other subsidiaries from limited liability companies to limited partnerships. Such benefits relate primarily to increases in the tax base of certain assets for amortization and depreciation purposes. We cannot assure you that the German tax authorities will accept the valuation and the amortization and depreciation period allocation. We and our German subsidiaries are currently subject to a tax field audit by German tax authorities which will cover, among other things, the benefits resulting from the conversion. If the expected tax benefits from the conversion are not fully realized, this change ultimately would result in reduced loss carryforwards for corporate income tax purposes and require us to write down the deferred tax asset set up for these loss carryforwards. Currently, there is no limitation on the length of time and the amount of losses that may be carried forward in Germany for corporate income tax purposes. Should the tax laws be changed in that respect, this change also may require us to write down our deferred tax assets that we established for loss carryforwards in Germany and could affect our income adversely.

PENSION AND SIMILAR OBLIGATIONS

         We maintain a number of unfunded pension plans covering substantially all our German employees who joined the Company before January 1, 2001. As of that date, new hires are not entitled to participate in these plans. The plans provide for the payment of retirement benefits and certain disability and survivor benefits. After meeting certain qualifications, an employee acquires a vested right to future benefits. Generally, the benefits payable are determined on the basis of an employee's length of service, earnings and ranking. In addition, we maintain a funded pension plan for our employees in the United States. The actuarial computation of pension liabilities recognized in our consolidated balance sheet for our German pension plans is based on assumptions about discount rates, rates of compensation increase, increases in the social security ceiling, increases in the cost of living, mortality rates and retirement rates. Changes in the actuarial assumption can have a significant impact on the projected benefit obligation which amounted to (euro)167,309 as of December 31, 2002. For instance, a reduction in the discount rate would result in a significant increase in the projected benefit obligation. According to SFAS No. 87, "Employers' Accounting for Pensions", the assumed discount rate reflects the rates at which the pension benefits could be settled effectively. While we used a discount rate of 6.0% in the actuarial calculations for German pension plans in 2001, we used a discount rate of 5.5% in 2002. The reduction reflects the general decline in interest rates in the capital markets. This change, as well as the other changes in actuarial assumptions, resulted in actuarial losses of (euro)7,715 in the year 2002. In accordance with SFAS No. 87, we defer gains and losses resulting from changes in actuarial assumptions. Our total unrecognized actuarial losses at December 31, 2002 amounted to (euro)13,729. We amortize any unrecognized gain or loss as a component of our net periodic pension cost for a year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of a plan's assets. If amortization is required, the amount of amortization that we recognize is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

         Our total net periodic pension cost for the years ended December 31, 2002, 2001 and 2000 recognized in the income statement amounted to (euro)14,206,
(euro)8,543 and (euro)13,509, respectively. In 2001 net periodic pension cost included a one-time curtailment gain of (euro)5,358. Excluding this one-time gain, our net periodic pension cost for 2001 would have been (euro)13,901. Service cost included in net periodic pension cost amounted to (euro)4,975,
(euro)5,151 and (euro)5,233 in the years ended December 31, 2002, 2001, and 2000, respectively. Interest cost included in net periodic pension cost amounted to (euro)9,096, (euro)8,770 and (euro)8,367 for the years ended December 31, 2002, 2001, and 2000, respectively.

CONTINGENCIES

         We recognize accrued liabilities for contingencies when we incur an obligation to a third party, the payment is probable, and we can reasonably estimate the amount of the liability.

         Due to the conversion of Friedrich Grohe AG into Friedrich Grohe AG & Co. KG, some minority shareholders have appealed the conversion into a limited partnership and certain resolutions of the shareholders meeting of Friedrich Grohe AG and Friedrich Grohe AG & Co. KG. However, we consider it unlikely that these claims will prevail. Refer to Item 8.A.7. "Legal Proceedings" below. Also, some minority shareholders are seeking to have the amount of the cash settlement offer examined in an arbitration procedure. If the court determines a higher amount is payable, this determination would apply to 50,195 shares of minority shareholders. The corresponding cash payment required would be deemed additional acquisition costs for these shares of Friedrich Grohe AG and, consequently, would result in the recognition of additional goodwill.

         We believe that the remediation activities in the years 2001 and 2002 significantly reduced identified environmental risks. However, we are not in a position to estimate total maximum possible remediation costs as of the date of this report due to changes in environmental laws, uncertainties surrounding the nature and application of environmental regulations, and the possible discovery of previously unidentified contamination. Refer to Item 4.B. "Business Overview
- Environmental Matters" above. Please also refer to note 17 or our consolidated financial statements.

5.A.     OPERATING RESULTS

         The following table sets out certain information with respect to our net income (loss):

                                                                        GROHE HOLDING GMBH
                                                                        ------------------
                                                       YEAR ENDED          YEAR ENDED           YEAR ENDED
                                                      DECEMBER 31,        DECEMBER 31,         DECEMBER 31,
                                                          2002                2001                 2000
                                                          ----                ----                 ----
Sales...........................................        898,262             880,781              855,474
Cost of sales...................................       (517,321)           (512,549)            (512,163)
                                                        -------             -------              -------
Gross profit....................................        380,941             368,232              343,311
                                                        -------             -------              -------
Selling, general and administrative expenses....       (235,314)           (228,196)            (221,498)
Research and development expenses...............        (24,190)            (20,066)             (20,873)
Amortization of goodwill........................           0                (35,758)             (35,397)
Amortization of tradename.......................        (19,341)            (19,341)             (19,124)
                                                        -------             -------              -------
Operating income................................        102,096              64,871               46,419
                                                        -------             -------              -------
Interest expense, net...........................        (67,083)            (76,961)             (84,012)
Income from equity method investees.............            938                 216                  579
Financial income (loss) from derivatives........         23,696             (20,494)              (4,734)
Other expense, net..............................         (8,588)             (2,650)              (2,559)
                                                        -------             -------              -------
Income (loss) before income taxes, minority
    interests and extraordinary items...........         51,059             (35,018)             (44,307)
Income tax (expense) benefit....................        (26,332)              5,828               28,353
Income (loss) before minority interests and
    extraordinary items.........................         24,727             (29,190)             (15,954)
Minority interests..............................         (1,176)               (923)              (2,978)
Net income (loss) before extraordinary items....         23,551             (30,113)             (18,932)
Extraordinary loss, net of applicable income taxes          0                   0                 (3,008)
                                                        -------             -------              -------
Net income (loss)...............................         23,551             (30,113)             (21,940)
                                                        =======             =======              =======

         The following table sets out certain information with respect to our net income (loss) as a percentage of sales:


                                                                        GROHE HOLDING GMBH
                                                                        ------------------
                                                       YEAR ENDED          YEAR ENDED          YEAR ENDED
                                                      DECEMBER 31,        DECEMBER 31,        DECEMBER 31,
                                                          2002                2001                2000
                                                          ----                ----                ----
Sales.............................................      100.0%              100.0%               100.0%
Cost of sales.....................................      (57.6%)             (58.2%)              (59.9%)
                                                        -----               -----                -----
Gross profit......................................       42.4%               41.8%                40.1%
                                                        -----               -----                -----
Selling, general and administrative expenses......      (26.2%)             (25.9%)              (25.9%)
Research and development expenses.................       (2.7%)              (2.3%)              (2.4%)
Amortization of goodwill..........................        0.0%               (4.0%)              (4.1%)
Amortization of tradename.........................       (2.1%)              (2.2%)              (2.3%)
                                                        -----               -----                -----
Operating income..................................       11.4%                7.3%                5.4%
                                                        -----               -----                -----
Interest expense, net.............................       (7.4%)              (8.7%)              (9.8%)
Income from equity method investees...............        0.1%                0.0%                0.1%
Financial income (loss) from derivatives..........        2.6%               (2.3%)              (0.6%)
Other expense, net................................       (1.0%)              (0.3%)              (0.3%)
                                                        -----               -----                -----
Income (loss) before income taxes, minority
    interests and extraordinary items.............        5.7%               (4.0%)              (5.2%)
Income tax (expense) benefit......................       (3.0%)               0.7%                3.3%
Income (loss) before minority interests and
    extraordinary items...........................        2.7%               (3.3%)              (1.9%)
Minority interests................................       (0.1%)              (0.1%)              (0.3%)
Net income (loss) before extraordinary items......        2.6%               (3.4%)              (2.2%)
Extraordinary loss, net of applicable income taxes        0.0%                0.0%               (0.4%)
                                                        -----               -----                -----
Net income (loss).................................        2.6%               (3.4%)              (2.6%)
                                                        =====               =====                =====

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

SALES

         Our total sales increased by (euro)17,481 or 2.0% from (euro)880,781 in the year ended December 31, 2001 to (euro)898,262 in the year ended December 31, 2002. We attribute this growth in total sales to:

o        an increase in sales volume of a total of(euro)24,561 or 2.8%;

o        an increase in sales prices of(euro)6,250 or 0.7%; and

o unfavorable currency fluctuations of(euro)13,330 or 1.5% as a consequence of invoicing in foreign currencies.

         Total sales in our Germany and direct exports segment decreased by
(euro)10,160 or 2.9% from (euro)356,227 in the year ended December 31, 2001 to
(euro)346,067 in the year ended December 31, 2002. Total sales in Germany decreased by (euro)19,443 or 7.9% from (euro)245,382 in the year ended December 31, 2001 to (euro)225,939 in the year ended December 31, 2002. We attribute this decrease to an ongoing difficult economic environment and continuing weak market conditions. We estimate that the German sanitary products market declined by approximately 10% in 2002. Thus, in Germany, we performed slightly better than the market. Direct exports increased from (euro)110,845 in the year ended December 31, 2001 to (euro)120,128 in the year ended December 31, 2002. This increase was largely due to an increase in direct exports to eastern Europe by
(euro)8,627 or 20.7% from (euro)41,664 in the year ended December 31, 2001 to
(euro)50,291 in the year ended December 31, 2002. Total sales in eastern Europe, including sales by our European subsidiaries, increased by (euro)9,022 or 20.3% from (euro)44,460 in the year ended December 31, 2001 to (euro)53,482 in the year ended December 31, 2002. Direct exports to the Middle East increased only slightly by (euro)214 to (euro)56,784 in the year ended December 31, 2002 as volume growth was offset by unfavorable currency fluctuations of (euro)3,831.

         Total sales in our European subsidiaries segment increased from
(euro)357,232 in the year ended December 31, 2001 by (euro)13,380 or 3.7% to
(euro)370,612 in the year ended December 31, 2002. This development was primarilY attributable to:

o sales increases in France by (euro)4,910 or 5.5% from (euro)88,848 in the year ended December 31, 2001 to (euro)93,758 in the year ended December 31, 2002;

o sales increases in Spain by (euro)3,793 or 8.8% from (euro)43,192 in the year ended December 31, 2001 to (euro)46,985 in the year ended December 31, 2002;

o        sales increases in the United Kingdom by (euro)2,348 or 10.4% from
         (euro)22,488 in the year ended December 31, 2001 to (euro)24,836 in the year ended December 31, 2002;

o stable sales in Italy, where sales amounted to (euro)52,511 in the year ended December 31, 2002 compared to (euro)52,254 in the year ended December 31, 2001; and

o lower consumer confidence in economic development in certain countries which resulted in sales decreases mainly in:

         - the Netherlands, by(euro)2,643 or 3.7% from(euro)71,928 in the year ended December 31, 2001 to (euro)69,285 in the year ended December 31, 2002; and

         - Austria, by(euro)1,122 or 4.8% from(euro)23,266 in the year ended December 31, 2001 to(euro)22,144 in the year ended December 31, 2002.

         Including direct exports to European markets of (euro)62,435 in the year ended December 31, 2002, total sales in Europe increased by (euro)22,432 or 5.5% from (euro)410,615 in the year ended December 31, 2001 to (euro)433,047 in the year ended December 31, 2002.

         Total sales in our overseas subsidiaries segment increased by
(euro)14,261 or 8.5% from (euro)167,322 in the year ended December 31, 2001 to
(euro)181,583 in the year ended December 31, 2002. This increase was primarily due to increases in sales in:

o the United States of (euro)11,754 or 11.4% from (euro)103,064 in the year ended December 31, 2001 to (euro)114,818 in the year ended December 31, 2002. Sales in this period were impacted by unfavorable foreign currency fluctuations of (euro)5,206; and

o the Far East, excluding Japan, of (euro)2,271 or 7.4% from (euro)30,664 in the year ended December 31, 2001 to (euro)32,935 in the year ended December 31, 2002.

         Sales in overseas markets, including direct exports to this region of
(euro)57,693 in the year ended December 31, 2002, increased by (euro)14,492 or 6.4% from (euro)224,784 in the year ended December 31, 2001 to (euro)239,276 in the year ended December 31, 2002.

         As a result of the different sales trends in Germany and abroad, sales in foreign markets, which increased by (euro)36,924 or 5.8% from (euro)635,399 in the year ended December 31, 2001 to (euro)672,323 in the year ended December 31, 2002, represent 74.8% of our total sales in the year ended December 31, 2002 compared to 72.1% in the year ended December 31, 2001. Sales in Europe, excluding Germany, accounted for 48.2% and in overseas markets for 26.6% of total sales in the year ended December 31, 2002. Accordingly, sales in Germany decreased to 25.2% of our total sales in the year ended December 31, 2002.

COST OF SALES

         Our cost of sales includes the costs of raw material, purchased parts and direct labor, as well as manufacturing overheads and depreciation. The main raw material that we use is brass which is also a significant component of purchased parts.

         Cost of sales increased by (euro)4,772 or 0.9%, from (euro)512,549 in the year ended December 31, 2001 to (euro)517,321 in the year ended December 31, 2002.

         The cost of sales to sales ratio of 58.2% for the year ended December 31, 2001 decreased to 57.6% in the year ended December 31, 2002.

         In addition to the factors described under "Sales", better fixed cost absorption due to higher production volume, cost-cutting rationalization measures in production and a significantly lower brass price compared to the year 2001 favorably influenced the cost of sales to sales ratio. Also reduced step-up depreciation in the six months ended December 31, 2002 compared to the same period in 2001 positively impacted cost of sales. Costs related to the reorganization of our plants which we primarily incurred in the three months ended December 31, 2002 partially offset these effects.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses consist of employee compensation, advertising and sales promotions, commissions and freight, as well as information technology related expenses.

         Selling, general and administrative expenses increased by (euro)7,118 or 3.1%, from (euro)228,196 in the year ended December 31, 2001 to (euro)235,314 in the year ended December 31, 2002. Selling expenses increased due to higher personnel and freight expenses as well as one-time expenses related to the reorganization of our sales organization. This increase was partially offset by lower advertising expenses. Higher general and administrative expenses were primarily due to increased costs for professional services in the year ended December 31, 2002, partially offset by a decrease in provisions for doubtful accounts and lower personnel expenses. Selling, general and administrative expenses as a percentage of sales remained stable at 26.2% in the year ended December 31, 2002 compared to 25.9% in the year ended December 31, 2001.

AMORTIZATION OF GOODWILL AND TRADENAME

         In accordance with SFAS No. 142, we stopped amortizing goodwill as of January 1, 2002 as described above under "Impact of new accounting standards on our financial statements and results of operations". Amortization of goodwill amounted to (euro)35,758 in the year ended December 31, 2001. Taking into account income tax effects of (euro)5,105, our net loss of (euro)30,113 would have improved by (euro)30,653 to net income of (euro)540 for the year ended December 31, 2001, if SFAS No. 142 had been in effect for that year and we had not amortized our goodwill. Compared to 2001, amortization of tradename remained unchanged at (euro)19,341 in the year ended December 31, 2002.

INTEREST EXPENSE, NET

         Net interest expense decreased by (euro)9,878 or 12.8% from
(euro)76,961 in the year ended December 31, 2001 to (euro)67,083 in the year ended December 31, 2002. This decrease was mainly due to principal payments on our long-term debt to banks in the second half of 2001 and in July 2002 and to lower interest rates on our long-term debt to banks in 2002. The reduction of our interest charge from these effects was partially offset by an increase in accrued interest on loans from related parties and shareholders. The interest expense that we recorded on these loans increased by (euro)1,848 due to compound interest. We incurred virtually all of our interest expense at the holding company level or through our Germany and direct exports segment.

FINANCIAL INCOME (LOSS) FROM DERIVATIVES

         We conduct business on a worldwide basis in various international currencies and are exposed to adverse movements in foreign currency exchange rates. Furthermore, we use financial instruments such as bonds and long-term debt to banks. As a consequence, we may be exposed to risks from changes in interest rates. We use derivative financial instruments to reduce such risks. Without the use of these instruments we would face even higher market risks. We do not enter into financial instruments for trading or speculative purposes. We record derivative instruments at fair value in our consolidated balance sheets with the change in fair value reflected in our statement of operations.

         We incurred net losses from derivatives of (euro)20,494 in the year ended December 31, 2001. This changed by (euro)44,190 to net income from derivatives of (euro)23,696 in the year ended December 31, 2002.

         FOREIGN CURRENCY DERIVATIVES. We reduce the risk on cash flows from anticipated sales and accounts receivable in foreign currencies by entering into foreign currency derivative contracts to sell foreign currency amounts which we expect to receive in US dollars, Japanese yen, British pounds and Canadian dollars, at a fixed euro to foreign currency exchange rate. Until December 31, 2002, we did not designate our foreign currency derivatives as accounting hedges and included all gains and losses on these instruments resulting from the mark to market at the balance sheet date or realized upon settlement of these instruments in financial income from derivatives on a net basis.

         Our net loss from currency derivatives of (euro)15,438 in the year ended December 31, 2001 improved by (euro)43,390 to net income from currency derivatives of (euro)27,952 in the year ended December 31, 2002. Most of the net loss in 2001 and the net gain in 2002 relates to our US dollar foreign currency derivatives. Generally, if the US dollar falls against the euro, we make gains from changes in fair market value of our US dollar forward currency contracts, and, if the US dollar rises against the euro, we incur losses from changes in fair market value of our US dollar forward currency contracts. In 2002 the US dollar fell against the euro by approximately 15%, and we earned (euro)25,313 from US dollar derivative contracts. Of these gains in 2002, (euro)17,472 related to changes in fair market value resulting from the mark to market of contracts at the respective balance sheet dates, and (euro)7,841 related to gains realized upon the settlement of contracts. In 2001, the US dollar rose against the euro by approximately 5%, and we lost (euro)15,433 from our US dollar forward contracts. Of these losses in 2001, (euro)7,934 related to changes in fair market value resulting from the mark to market of contracts at the respective balance sheet dates, and (euro)7,499 related to losses realized upon the settlement of contracts.

         INTEREST RATE DERIVATIVES. We hold interest rate swap and collar agreements. With our swap agreements, we exchange the short-term variable rate related to our long-term debt to banks for a long-term variable rate with a capped total interest. Our interest rate derivatives do not meet the requirements for hedge accounting, and, consequently, we include changes in fair market value at balance sheet date as well as interest differentials paid or received under our interest rate derivative instruments in financial income from derivatives.

         Our net loss from interest rate derivatives of (euro)5,056 in the year ended December 31, 2001 decreased by (euro)800 to (euro)4,256 in the year ended December 31, 2002. We incurred losses from our interest rate derivatives in both periods because of the ongoing decline in short-term interest rates and the relatively low level of short-term interest rates compared to long-term interest rates.

OTHER EXPENSE, NET

         Net other expense increased by (euro)5,938 from (euro)2,650 in the year ended December 31, 2001 to (euro)8,588 in the year ended December 31, 2002. We attribute this increase to:

o        an increase in foreign currency transaction losses of (euro)7,346 from
         (euro)3,314 in the year ended December 31, 2001 to (euro)10,660 in the year ended December 31, 2002;

o        a decrease in foreign currency transaction gains of (euro)1,539 from
         (euro)4,365 in the year ended December 31, 2001 to (euro)2,826 in the year ended December 31, 2002;

o a real estate transfer tax of(euro)1,300 in the year ended December 31, 2002. We incurred no such real estate transfer tax in the year ended December 31, 2001;

o professional services of (euro)4,071 in the year ended December 31, 2001 which were mainly related to the financing of the acquisition of Friedrich Grohe AG, the implementation of US GAAP reporting procedures, the filing of a registration statement with the Securities and Exchange Commission and the syndication of the supplementary facility. We recorded no expenses for such services as other expense in the year ended December 31, 2002; and
o        an increase in other miscellaneous income, net, of (euro)176 from
         (euro)370 in the year ended December 31, 2001 to (euro)546 in the year ended December 31, 2002.

INCOME TAX (EXPENSE) BENEFIT

         Our income tax benefit of (euro)5,828 recorded for the year ended December 31, 2001 changed by (euro)32,160 to an income tax expense of
(euro)26,332 for the year ended December 31, 2002. We mainly attribute the increase in income tax expense to the change in our pretax results from a pretax loss of (euro)35,018 in the year ended December 31, 2001 to pretax income of
(euro)51,059 in the year ended December 31, 2002. In addition, the following factors influence the amount of our income tax charge/benefit in the years 2002 and 2001.

         Our theoretical income tax expense for the year ended December 31, 2002 determined using the 2002 statutory tax rate of 38.2% would have been
(euro)19,507 compared to an actual income tax expense of (euro)26,332. The difference of (euro)6,825 is mainly due to the tax effect of (euro)4,386 from non tax-deductible expenses, an increase of (euro)1,999 in valuation allowances on deferred tax assets and additional German income taxes and foreign withholding taxes of (euro)1,559 provided for the future payout of foreign retained earnings as dividends. These effects were partially offset by a foreign tax rate differential of (euro)2,737, as the average effective tax rate on foreign income was lower than the German statutory tax rate.

         Our theoretical income tax benefit for the year ended December 31, 2001 determined using the 2001 statutory tax rate of 38.2% would have been
(euro)13,377 compared to an actual income tax benefit of (euro)5,828. The difference of (euro)7,549 is mainly due to the tax effect of (euro)13,488 from amortization of non tax-deductible goodwill and other non tax-deductible expenses, which was partly offset by tax benefits of (euro)2,855 from a change in tax status of subsidiaries and tax effects of (euro)2,228 from dividend distributions by German subsidiaries.

MINORITY INTERESTS

         Minority interests increased by (euro)253 from (euro)923 in the year ended December 31, 2001 to (euro)1,176 in the year ended December 31, 2002.

NET INCOME (LOSS)

         Our net income increased by (euro)53,664 from a net loss of
(euro)30,113 in the year ended December 31, 2001 to net income of (euro)23,551 in the year ended December 31, 2002.

         Our net loss for the year ended December 31, 2001 included goodwill amortization charges of (euro)35,758. Pursuant to SFAS No. 142, we recorded no goodwill amortization charges for the year ended December 31, 2002. Net of income tax effects of (euro)5,105, our net loss of (euro)30,113 for the year ended December 31, 2001 would have been improved by(euro)30,653 to a net income of(euro)540 if SFAS No. 142 had already been in effect in that year.

ADJUSTED CONSOLIDATED EBITDA

         Our adjusted consolidated EBITDA increased by (euro)8,002 or 4.7% from
(euro)171,501 in the year ended December 31, 2001 to (euro)179,503 in the year ended December 31, 2002. We define adjusted consolidated EBITDA as earnings before interest expense, income taxes, depreciation and amortization, noncash charges (charges not resulting in cash outflows in the current or future periods), income from equity method investees not received as a cash distribution, extraordinary items and noncash financial income/loss from derivatives. We consider adjusted consolidated EBITDA as an important indicator of the operational strength and performance of our business, including our ability to provide cash flows to service debt and finance capital expenditures. However, as not all companies calculate EBITDA or similarly titled financial measures in the same manner, other companies' disclosures of EBITDA may not be comparable with adjusted consolidated EBITDA as presented here. You should consider adjusted consolidated EBITDA in addition to, not as a substitute for, our operating income (loss), net income (loss), cash flow or other measures of financial performance reported in accordance with US GAAP. Adjusted consolidated EBITDA as presented here differs from EBITDA as defined in the indenture governing the notes.

         A reconciliation between adjusted consolidated EBITDA and net income
(loss) as reported in the consolidated financial statements for the years ended December 31, 2002 and 2001 is as follows:

                                                                                               GROHE HOLDING GMBH
                                                                                               ------------------
                                                                                       YEAR ENDED            YEAR ENDED
                                                                                      DECEMBER 31,          DECEMBER 31,
                                                                                          2002                  2001
                                                                                          ----                  ----
   Net income (loss) as reported in the consolidated statements of operations...         23,551               (30,113)
   Income from equity method investees not received as a cash distribution......          (540)                     0
   Income tax expense (benefit).................................................         26,332                (5,828)
   Interest expense as reported in the consolidated statements of operations....         70,407                80,328
   Depreciation expense.........................................................         47,872                54,078
   Amortization of software.....................................................          4,020                 3,372
   Amortization of goodwill and tradename.......................................         19,341                55,099
   Noncash charges..............................................................          4,639                   765
   Noncash financial (income) loss from derivatives.............................        (16,119)               13,800
                                                                                        -------               -------
Adjusted EBITDA.................................................................        179,503               171,501
                                                                                        =======               =======

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

SALES

         Our total sales increased by (euro)25,307 or 3.0% from (euro)855,474 in the year ended December 31, 2000 to (euro)880,781 in the year ended December 31, 2001. This growth in total sales was attributable to:

o        an increase in sales volume of a total of(euro)8,866 or 1.0%;

o favorable currency fluctuations of(euro)1,572 or 0.2% as a consequence of invoicing in foreign currencies; and

o        an increase in sales prices of(euro)14,869 or 1.8%.

         Total sales in our Germany and direct exports segment decreased by
(euro)4,989 or 1.4% from (euro)361,216 in the year ended December 31, 2000 to
(euro)356,227 in the year ended December 31, 2001. Total sales in Germany decreased by (euro)19,486 or 7.4% from (euro)264,868 in the year ended December 31, 2000 to (euro)245,382 in the year ended December 31, 2001. We attribute this decrease to ongoing unfavorable market conditions and a reduction of inventories by wholesalers. Direct exports increased by (euro)14,497 or 15.0% from
(euro)96,348 in the year ended December 31, 2000 to (euro)110,845 in the year ended December 31, 2001. This increase was largely due to an increase in sales in eastern Europe by (euro)15,282 or 57.9% from (euro)26,382 in the year ended December 31, 2000 to (euro)41,664 in the year ended December 31, 2001. Also our direct exports to the Middle East increased by (euro)2,317 or 4.3% from
(euro)54,253 in the year ended December 31, 2000 to (euro)56,570 in the year ended December 31, 2001.

         Total sales in our European subsidiaries segment increased by
(euro)16,981 or 5.0% from (euro)340,251 in the year ended December 31, 2000 to
(euro)357,232 in the year ended December 31, 2001. The growth in sales was primarily attributable to sales increases in the following countries:

o France by(euro)3,736 or 4.4% from(euro)85,112 in the year ended December 31, 2000 to(euro)88,848 in the year ended December 31, 2001;

o Netherlands by (euro)3,544 or 5.2% from (euro)68,384 in the year ended December 31, 2000 to (euro)71,928 in thE year ended December 31, 2001;

o Spain by(euro)3,665 or 9.3% from(euro)39,527 in the year ended December 31, 2000 to(euro)43,192 in the year ended December 31, 2001; and

o the United Kingdom by (euro)3,314 or 17.3% from (euro)19,174 in the year ended December 31, 2000 to (euro)22,488 in the year ended December 31, 2001.

         Including direct exports to European markets, which amounted to
(euro)53,383 in the year ended December 31, 2001, our total sales in Europe increased by (euro)29,940 or 7.9% from (euro)380,675 in the year ended December 31, 2000 to (euro)410,615 in the year ended December 31, 2001.

         Total sales in our overseas subsidiaries segment increased by
(euro)13,315 or 8.6% from (euro)154,007 in the year ended December 31, 2000 to
(euro)167,322 in the year ended December 31, 2001. This increase was primarily due to increases in sales in:

o the United States by (euro)7,951 or 8.4% from (euro)95,113 in the year ended December 31, 2000 to (euro)103,064 in the year ended December 31, 2001. This increase is largely attributable to price increases of
         (euro)3,630 and favorable foreign currency fluctuations of (euro)3,280 and, to a lower extent, to volume increases;

o Far East excluding Japan, which was influenced by a very strong fourth quarter 2001, by (euro)2,200 or 7.8% from (euro)28,318 in the year ended December 31, 2000 to (euro)30,518 in the year ended December 31, 2001; and

o Japan by (euro)1,446 or 7.1% from (euro)20,260 in the year ended December 31, 2000 to (euro)21,706 in the year ended December 31, 2001 with the sales being strongly influenced by unfavorable foreign currency fluctuation of (euro)1,949 in 2001.

         Sales in overseas markets, including direct exports to this region amounting to (euro)57,462 in the year ended December 31, 2001, increased by
(euro)14,853 or 7.1% from (euro)209,931 in the year ended December 31, 2000 to
(euro)224,784 in the year ended December 31, 2001.

         As a result of the different sales trends in Germany and abroad, our sales in foreign markets, which increased by (euro)44,793 or 7.6% from
(euro)590,606 in the year ended December 31, 2000 to (euro)635,399 in the year ended December 31, 2001, represent 72.1% of our total sales in the year ended December 31, 2001 compared to 69.0% in the year ended December 31, 2000. Sales in Europe excluding Germany accounted for 46.6% and in overseas markets for 25.5% of total sales in the year ended December 31, 2001. Accordingly, sales in Germany decreased to 27.9% of our total sales in the year ended December 31, 2001.

COST OF SALES

         Cost of sales increased by (euro)386 or 0.1% from (euro)512,163 in the year ended December 31, 2000 to (euro)512,549 in the year ended December 31, 2001.

         The cost of sales to sales ratio of 59.9% for the year ended December 31, 2000 decreased to 58.2% for the year ended December 31, 2001.

         In addition to the factors described under "Sales" above, the cost of sales to sales ratio was favorably influenced by cost-cutting rationalization measures in production. These positive effects overcompensated for increases in manufacturing costs per unit, which mainly resulted from a lower production volume compared to the previous year, the increase in raw material prices, and changes in product mix.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses increased by (euro)6,698 or 3.0% from (euro)221,498 in the year ended December 31, 2000 to (euro)228,196 in the year ended December 31, 2001. Selling expenses increased due to higher personnel and higher advertising expenses. The increase in advertising expenses was largely due to additional costs related to the International Trade Fair for Building & Energy Technology - the Bathroom Experience, or ISH, in 2001, the most important biennial international trade fair for the sanitary industry in Europe. On the other hand, commissions for agents decreased considerably mainly due to our new sales organization in Germany that uses only its own employees rather than sales agents. Higher general and administrative expenses resulted from higher personnel expenses due to additional staff, a one-time compensation effect in the second quarter and an increase in provisions for doubtful accounts. Selling, general and administrative expenses as a percentage of sales remained stable at 25.9% in the year ended December 31, 2001 compared to the year ended December 31, 2000.

AMORTIZATION OF GOODWILL AND TRADENAME

         Amortization of goodwill and tradename was nearly unchanged in 2001 compared to 2000 as there were no significant acquisitions during the year ended December 31, 2001. Amortization of goodwill amounted to (euro)35,397 in the year ended December 31, 2000 compared to (euro)35,758 in the year ended December 31, 2001. Amortization of tradename amounted to (euro)19,124 in the year ended December 31, 2000 compared to (euro)19,341 in the year ended December 31, 2001.

INTEREST EXPENSE, NET

         Net interest expense decreased by (euro)7,051 or 8.4% from (euro)84,012 in the year ended December 31, 2000 to (euro)76,961 in the year ended December 31, 2001. This decrease was mainly due to the refinancing measures taken in November 2000 and principal payments in 2001. We incurred virtually all of our interest expense at the holding company level or through our Germany and direct exports segment.

FINANCIAL LOSS FROM DERIVATIVES

         Our financial loss from derivatives increased by (euro)15,760 from
(euro)4,734 in the year ended December 31, 2000 to (euro)20,494 in the year ended December 31, 2001. The net loss from currency derivatives increased by
(euro)13,523 from (euro)1,915 in the year ended December 31, 2000 to
(euro)15,438 in the year ended December 31, 2001. This development was mainly due to changes in the fair market value of US dollar forward exchange contracts caused by fluctuations in the US dollar to euro exchange rates. The net loss from interest rate derivatives increased by (euro)2,237 from (euro)2,819 in the year ended December 31, 2000 to (euro)5,056 in the year ended December 31, 2001.

OTHER EXPENSE, NET

         Net other expense increased slightly by (euro)91, or 3.6%, from
(euro)2,559 in the year ended December 31, 2000 to (euro)2,650 in the year ended December 31, 2001. We attribute this increase to:

o        an increase in foreign currency transaction losses of (euro)2,470 from
         (euro)844 in the year ended December 31, 2000 to (euro)3,314 in the year ended December 31, 2001;

o        a decrease in foreign currency transaction gains of (euro)308 from
         (euro)4,673 in the year ended December 31, 2000 to (euro)4,365 in the year ended December 31, 2001;

o a real estate transfer tax of(euro)3,579 in the year ended December 31, 2000. We incurred no such real estate transfer tax in the year ended December 31, 2001;

o a minor increase in professional services of (euro)9 from (euro)4,062 in the year ended December 31, 2000 to (euro)4,071 in the year ended December 31, 2001. In the year ended December 31, 2000 these professional services were indirectly related to the acquisition, related to the financing of the acquisition and related to the conversion of Friedrich Grohe AG. In the year ended December 31, 2001 these professional services were also related to the implementation of US GAAP reporting procedures, the filing of a registration statement with the Securities and Exchange Commission, and the syndication of the supplementary facility; and

o a decrease in miscellaneous income of (euro)883 from (euro)1,253 in the year ended December 31, 2000 to (euro)370 in the year ended December 31, 2001.

INCOME TAX (EXPENSE) BENEFIT

         Our income tax benefit for the year ended December 31, 2001 of
(euro)5,828 is not directly comparable to the income tax benefit for the year ended December 31, 2000 of (euro)28,353 because the actual statutory tax rate decreased to 38.2% in the year ended December 31, 2001 compared to 51.4% in the year ended December 31, 2000.
 This decrease was due to a reduction of the German corporate income tax rate from 40.0% to 25.0% effective January 1, 2001.

         Our theoretical income tax benefit for the year ended December 31, 2001 determined using the 2001 statutory tax rate of 38.2% would have been
(euro)13,377 compared to an actual income tax benefit of (euro)5,828. The difference of (euro)7,549 was mainly due to the tax effect of (euro)13,488 from amortization of non tax-deductible goodwill and other non tax-deductible expenses which were partly offset by tax benefits of (euro)2,855 from a change in tax status of subsidiaries and tax effects of (euro)2,228 from dividend distributions by German subsidiaries.

         Our theoretical income tax benefit for the year ended December 31, 2000 determined using the 2000 statutory tax rate of 51.4% would have been
(euro)22,773 compared to an actual income tax benefit of (euro)28,353. The difference of (euro)5,580 was mainly the result of the change in German tax laws in 2001 resulting in a tax benefit of (euro)13,304, tax effects from dividend distributions by German subsidiaries of (euro)2,621 and a foreign tax rate differential of (euro)3,041, which were partly offset by the tax effect of
(euro)14,523 from amortization of non tax-deductible goodwill and other non tax-deductible expenses.

MINORITY INTERESTS

         Minority interests decreased by (euro)2,055 or 69.0% from (euro)2,978 in the year ended December 31, 2000 to (euro)923 in the year ended December 31, 2001. We attribute this decrease mainly to a reduction of minority shares in Friedrich Grohe in the first half of the year 2000.

NET LOSS

         The net loss increased by (euro)8,173, or 37.3%, from (euro)21,940 in the year ended December 31, 2000 to (euro)30,113 in the year ended December 31, 2001.

ADJUSTED CONSOLIDATED EBITDA

         Our adjusted consolidated EBITDA increased by (euro)15,136 or 9.7% from
(euro)156,365 in the year ended December 31, 2000 to (euro)171,501 in the year ended December 31, 2001.

         A reconciliation between adjusted consolidated EBITDA and net loss as reported in the consolidated financial statements for the years ended December 31, 2001 and 2000 is as follows:


                                                                                      GROHE HOLDING GMBH
                                                                                      ------------------
                                                                                   YEAR ENDED     YEAR ENDED
                                                                                  DECEMBER 31,   DECEMBER 31,
                                                                                      2001           2000
                                                                                      ----           ----
   Net loss as reported in the consolidated statements of operations...............(30,113)        (21,940)
   Extraordinary loss, net of applicable income taxes..............................   0              3,008
   Income from equity method investees not received as a cash distribution.........   0               (579)
   Income tax benefit.............................................................. (5,828)        (28,353)
   Interest expense as reported in the consolidated statements of operations....... 80,328          88,437
   Depreciation expense............................................................ 54,078          55,890
   Amortization of software........................................................  3,372           3,588
   Amortization of goodwill and tradename.......................................... 55,099          54,521
   Noncash charges.................................................................    765           1,793
   Noncash financial loss from derivatives ........................................ 13,800             0
                                                                                   -------         -------
Adjusted EBITDA....................................................................171,501         156,365
                                                                                   =======         =======

5.B      LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

         In 1999 we purchased our predecessor Friedrich Grohe AG in several transactions. We originally financed these transactions with equity, loans provided by shareholders and related parties and various bank loans. We refinanced part of the bank loans in November 2000 with the proceeds from issuing (euro)200,000 of 11.5% senior notes, which notes we also refer to as bonds. The bonds mature in November 2010 and bear interest at a fixed rate of 11.5%. We refinanced our senior bank loans in March 2003 as described below. We have entered into interest rate swap and collar agreements to mitigate the interest rate risk from our long-term debt to banks. We believe that our operating cash flows will be sufficient to service interest and scheduled repayments of our debt. Detailed information about the maturity of our long-term obligations is provided below under "Tabular disclosure of contractual obligations".

REFINANCING OF DEBT IN MARCH AND APRIL 2003

         In March 2003 we entered into an agreement with a syndicate of banks for a new senior credit facility. The new senior facility consists of four facilities, three term loan facilities, A1, A2 and B, in an aggregate amount of up to (euro)550,000, and the new revolving facility, in an aggregate amount of up to (euro)50,000. Principal payments on facilities A1 and A2 are due semi-annually, with the final payment due on December 20, 2009. The principal amount of facility B is due in one bullet payment on July 20, 2010. Interest on all facilities is payable at EURIBOR or, in relation to any loan in a currency other than euro, LIBOR plus margin at the end of each interest period or, if the interest period should exceed six months, at the end of six months. The initial margin per year is 2.25% for facilities A1 and A2 and the new revolving facility and 2.75% for facility B. The margin will be reduced if we achieve certain ratios of total net debt to EBITDA, as defined in the new senior credit facility. In addition, we pay a commitment fee of no more than 0.625% for the amount available under the revolving facility.

         We used the new senior credit facility to repay the senior credit facility and a portion of the outstanding loans from related parties and shareholders. The loans from related parties and shareholders are subordinated to our 11.5% senior notes. Certain provisions of the new senior credit facility required amendments to and waivers of provisions of the indenture under which we issued our 11.5% senior notes. We obtained the required consent in March 2003. In April 2003, we paid the noteholders who consented to the amendments and waivers a fee of 7.25% of the nominal value of the bonds that they held. The aggregate fee amounted to approximately (euro)12.9 million. We will include the consent fee and any expenses related to the consent solicitation process in other expense in our consolidated statements of operations as incurred.

         We will charge unamortized debt issuance costs related to the refinanced senior credit facility and the repaid portion of the loans from shareholders and related parties to interest expense at the respective repayment dates of these debt instruments. We will capitalize and amortize debt issuance costs related to the issuance of the new senior credit facility to interest expense pursuant to the effective interest method.

         As the contractual interest rate of 5% on the loans from related parties and shareholders was below market rate at the inception of the loans, we imputed interest at a rate of 11.5% for accounting purposes. We credited the difference between the net present value of the loans at their inception and the cash amount received from shareholders and related parties against additional paid in capital and deferred taxes at inception of the loans. As of December 31, 2002, the total amount accrued in the balance sheet for these loans amounted to
(euro)172,674, which approximates fair market value.

         As required by applicable accounting standards, we will account for the partial repayment of the loans from shareholders and related parties as a capital transaction.

WORKING CAPITAL

         As in previous years, we intend to finance working capital requirements from funds that our operations generated. We believe that the existing financing of working capital is sufficient for our current working capital requirements. At December 31, 2002 and 2001, we had available (euro)70,058 and (euro)30,051 lines of credits with several banks. An amount of (euro)51,129 of the credit lines as of December 31, 2002 represents senior bank loan facility E. Under the respective credit arrangements we and our subsidiaries have the option to borrow amounts for general purposes.

CAPITAL EXPENDITURES

         We finance our capital expenditures primarily from operating cash flows, except for capital expenditures on the expansion of our production facilities. Investment in new plants has, in the past, partly been financed by bank loans, supported by government subsidies. We intend to finance further capital expenditures primarily from operating cash flows. We believe that our manufacturing facilities are generally in good condition. We do not anticipate that exceptional capital expenditures exceeding depreciation will be needed to replace existing facilities in the near future.

HISTORICAL CASH FLOWS

         The following table sets out certain information with respect to our cash flows:


                                                                        GROHE HOLDING GMBH
                                                                        ------------------
                                                           YEAR ENDED       YEAR ENDED        YEAR ENDED
                                                          DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
                                                              2002             2001              2000
                                                              ----             ----              ----
Cash flows from operating activities:
   Net income (loss).................................       23,551          (30,113)          (21,940)
   Minority interests in income of subsidiaries......        1,176              923             2,978
   Extraordinary loss................................          0                 0              4,775
   Adjustments to reconcile net income to net cash
      provided by operating activities...............       72,059          118,710            86,108
   Changes in operating assets and liabilities.......       45,962           48,339           (14,640)
                                                        ----------------- ---------------- -----------------
Net cash provided by operating activities............      142,748          137,859            57,281

Net cash used for investing activities...............      (41,184)         (33,574)          (57,649)

Net cash used for financing activities...............      (79,498)        (100,016)          (48,163)

Effect of foreign exchange rate changes on cash
   and cash equivalents..............................       (1,044)            (234)              159
                                                        ----------------- ---------------- -----------------
Net increase (decrease) in cash and cash equivalents.       21,022            4,035           (48,372)
                                                        ----------------- ---------------- -----------------

Cash and cash equivalents
   At beginning of year..............................       50,277           46,242            94,614
   At end of year....................................       71,299           50,277            46,242

NET CASH PROVIDED BY OPERATING ACTIVITIES

         Net cash provided by operating activities increased by (euro)4,889 or 3.5% from (euro)137,859 in the year ended December 31, 2001 to (euro)142,748 in the year ended December 31, 2002.

         In July 2001 we received an income tax refund of (euro)49,340 which we included in other current assets at December 31, 2000. We used this tax refund to repay long-term debt to banks. Not including the one-time effect from this tax refund, our cash flow from operating activities improved by (euro)54,229 in the year ended December 31, 2002 compared to the year ended December 31, 2001. In addition to the ongoing positive development of our operations, we attribute this increase mainly to:

o a decrease in interest payments of (euro)17,710 from (euro)67,098 in the year ended December 31, 2001 to (euro)49,388 in the year ended December 31, 2002. This decrease is mainly due to principal payments on long-term debt to banks in the second half of 2001 and July 2002 and lower interest rates on our bank debt;

o working capital requirements for accounts receivable, inventories and accounts payable were also reduced in the year 2002 compared to 2001. Due to better inventory management, we significantly reduced our inventories in 2001. This positive effect on working capital requirements in 2001 was almost completely offset by an increase in accounts receivable and decreased accounts payable in 2001. Though our sales volume increased by 2.8% in 2002, inventories remained almost at the same level in 2002 compared to 2001. Decreases in accounts receivable and increases in accounts payable, which were at an exceptional high at year end 2002, were the main factors for the reduction in working capital requirements in 2002;

o movements in prepaid expenses and other assets which decreased by(euro)4,796 in 2001 ((euro)54,136 net of the one-time effect of tax refunds of(euro)49,340) compared to a decrease of(euro)9,217 in 2002; and

o        movements in other accrued expenses and liabilities, which decreased by
         (euro)12,342 in 2001 and increased by (euro)11,097 in 2002. The decrease in 2001 related primarily to accruals for interest payments. The increase in 2002 relates primarily to accrued payroll and personnel-related expenses.

         These positive effects on our operating cash flows in the year ended December 31, 2002 compared to the year ended December 31, 2001 were partly offset by higher income tax payments, which increased by (euro)6,554 from
(euro)14,931 (net of the one-time effect of tax refunds of (euro)49,340) in the year ended December 31, 2001 to (euro)21,485 in the year ended December 31, 2002. Income tax payments mainly increased because of higher operating results of group companies.

         Net cash from operating activities increased by (euro)80,578 or 140.7% from (euro)57,281 in the year ended December 31, 2000 to (euro)137,859 in the year ended December 31, 2001. We attribute this development to an increase in cash flow provided by current operations of (euro)17,599 and a movement in operating assets and liabilities of (euro)62,979. Net operating assets increased by (euro)14,640 in the year ended December 31, 2000 and decreased by
(euro)48,339 in the year ended December 31, 2001.

         We attribute the increase in cash flows from current operations of
(euro)17,599 in the year ended December 31, 2001 compared to the year ended December 31, 2000 to a (euro)6,875 reduction of interest payments from
(euro)73,973 in the year ended December 31, 2000 to (euro)67,098 in the year ended December 31, 2001 and to the continuing positive development of current operations in the year ended December 31, 2001.

         The decrease in net operating assets of (euro)48,339 in the year ended December 31, 2001 was mainly caused by decreases in prepaid expenses and other assets of (euro)54,136 and decreases in inventories of (euro)22,287 which were partly offset by increases in accounts receivable of (euro)15,578 and decreases in other accrued expenses and liabilities of (euro)12,342.

         We attribute the increase in accounts receivable in the year ended December 31, 2001 compared to the year ended December 31, 2000 to increased export sales as payment terms for the export business are longer than for domestic sales. The increase in accounts receivable was further impacted by higher sales in the fourth quarter of 2001 compared to the fourth quarter of 2000. We reduced inventories at year end 2001 in order to decrease net working capital and related financing costs. The decrease in prepaid expenses and other assets in the year ended December 31, 2001 was mainly due to a tax refund of
(euro)49,340 received in July 2001. We used this refund to repay long-term debt to banks.

NET CASH USED FOR INVESTING ACTIVITIES

         Our investing activities comprise investments in tangible and intangible assets. In the year ended December 31, 2000, our investing activities also included purchases of shares from minority shareholders. We also refer to our investments in property, plant and equipment and in intangible assets as capital expenditures. Investments in intangible assets relate essentially to software.

         Net cash used for investing activities increased by (euro)7,610 or 22.7% from (euro)33,574 in the year ended December 31, 2001 to (euro)41,184 in the year ended December 31, 2002. Cash used for investments into property, plant and equipment increased by (euro)4,039 and cash used for investments in intangible assets increased by (euro)4,057. The increases mainly relate to the introduction of a new standard software system (SAP R/3) and the necessary computer hardware systems required for this software. In 2002, about 84% of our capital expenditures related to our Germany and direct exports segment, 7% to our European subsidiaries segment and 9% to our overseas subsidiaries segment. In 2001, 77% of our capital expenditures related to our Germany and direct exports segment, 10% to our European subsidiaries segment and 13% to our overseas subsidiaries segment.

         Proceeds from the sale of property, plant and equipment increased by
(euro)668 from (euro)2,727 in the year ended December 31, 2001 to (euro)3,395 in the year ended December 31, 2002. These proceeds include cash received for the sale of former production sites and training centers of the Company.

         Net cash used for investing activities decreased by (euro)24,075 or 42.0% from (euro)57,649 in the year ended December 31, 2000 to (euro)33,574 in the year ended December 31, 2001. We attribute this decrease mainly to a reduction in cash used for purchases of shares from minority shareholders by
(euro)23,333. Capital expenditures decreased from (euro)39,551 in the year ended December 31, 2000 to (euro)36,675 in the year ended December 31, 2001. In 2000, 76% of our capital expenditures related to our Germany and direct exports segment, 14% to our European subsidiaries segment and 10% to our overseas subsidiaries segment.

NET CASH USED FOR FINANCING ACTIVITIES

         Net cash used for financing activities decreased by (euro)20,518 or 20.5% from (euro)100,016 in the year ended December 31, 2001 to (euro)79,498 in the year ended December 31, 2002. Our principal payments on long-term debt decreased by (euro)28,494 from (euro)108,216 in the year ended December 31, 2001 to (euro)79,722 in the year ended December 31, 2002. In 2001 principal payments were partly financed by a tax refund of (euro)49,340. The decrease in cash used for principal payments was partly offset by movements in restricted cash, which decreased by (euro)7,667 in 2001 and increased by (euro)1,324 in 2002. Under the contracts with the financing banks, we have agreed to deposit certain cash amounts into a bank account from which no withdrawals can be made without consent from the financing banks.

         In the year ended December 31, 2001, net cash used for financing activities amounted to (euro)100,016 compared to net cash used for financing activities of (euro)48,163 in the year ended December 31, 2000.

         We attribute net cash used for financing activities in the year ended December 31, 2001 to:

o        principal payments on long-term debt to banks of(euro)108,216; and

o        a decrease in restricted cash of(euro)7,667.

         We attribute net cash used for financing activities in the year ended December 31, 2000 to:

o principal payments on long-term debt to banks of(euro)314,147. These payments relate to the refinancing through the issuance of bonds in November 2000 in an amount of(euro)261,432 and scheduled principal payments of(euro)52,715;

o proceeds from the issuance of bonds in an amount of(euro)200,000 in November 2000;

o        proceeds from the issuance of long-term debt to banks of(euro)98,522.
         These proceeds mainly relate to the refinancing in November 2000 of(euro)76,694; and

o        an increase in restricted cash by(euro)30,295.

NET CASH FLOW

         Cash and cash equivalents amounting to (euro)50,277 as of December 31, 2001 increased by (euro)21,022 or 41.8% to (euro)71,299 as of December 31, 2002.

         Cash and cash equivalents amounting to (euro)46,242 as of December 31, 2000 increased by (euro)4,035 or 8.7% to (euro)50,277 as of December 31, 2001.

         Cash and cash equivalents amounting to (euro)94,614 as of December 31, 1999 decreased by (euro)48,372 or 51.1% to (euro)46,242 as of December 31, 2000.

         Under the senior credit facility, we agreed to deposit, at the request of the lenders, cash that we received from subsidiaries whose shares were pledged to the lenders into a bank account from which no withdrawals could be made without their written consent. The lenders agreed to permit withdrawals from the bank account provided that they had not declared an event of default under the senior credit facility. No events of default occurred. We refinanced the senior credit facility in March 2003 as described above.

INVESTMENT OF SURPLUS CASH

         We invest any surplus cash in euro deposit accounts held with financial institutions. Under the senior credit facility, we have agreed to deposit certain cash amounts into an account from which no withdrawals can be made without their consent.

5.C.      RESEARCH AND DEVELOPMENT

         We consider research and development a major factor in securing our future competitiveness. In an environment characterized by increasing levels of innovation and a shortening of product life cycles, innovation in functions, styles, materials and processes has gained further importance for differentiating our brand and enhancing our premium brand status.

         Our research and development efforts generally concentrate on:

o        creating new and innovative products;

o        improving and expanding existing product lines;

o        developing new components; and

o        using innovative materials and processes.

         In recent years the development of modular and integrated systems, such as shower panels and bathroom systems, has also become increasingly important.

         In order to maintain our innovative strength, we conduct various research projects for the development of basic technologies such as in the field of nanotechnology/new surface properties mainly with external institutes and universities. We keep track of new materials developments systematically and conduct extensive testing with partners, in order, for instance, to ensure that we stay below the permitted levels of metal leaching into drinking water, which are becoming more stringent around the world. We used tested and standardized components, materials and methods to a greater extent in our research and development projects in 2002 which resulted in the desired cost improvements. We segregate pre-development and series development to meet our high quality standards such as those for product life and surface quality. We expect our strategy for the selection and integration of system suppliers to provide us with information on technological trends at an early stage so that we may take these trends into account in subsequent product development. Suppliers also may be involved in the early stages of development projects in order to provide their specific expertise.

         To optimize internal communication, we have taken the first steps toward promoting knowledge sharing and more intensive use of existing synergies. We aim for ongoing exchange of technology and experience and the establishment and maintenance of a communication network as the fundamental element for setting up a comprehensive knowledge management system.

         Our research and development activities in the year ended December 31, 2002 included the enhancement of our product ranges which were presented at the ISH fair in 2003 and the adaptation of products for international markets. Also in 2002, we synchronized processes that we previously performed in sequence to accelerate the development of new products. In 2001 and 2000, our research and development projects particularly included the development of a new shower program such as the innovative Freehander and Taron shower panel and the development of preproduction samples and pilot lot production for the new Tenso and Atrio product lines. We presented these product lines at the ISH fair in 2001. In the year 2000 we implemented an engineering data management, or EDM, system throughout the group in order to access existing product data from all locations and to use this data to continue the development of new products.

         Research and development expenses amounted to (euro)24,190,
(euro)20,066 and (euro)20,873 in the years ended December 31, 2002, 2001 and 2000, respectively. We attribute the increase in the year ended December 31, 2002 mainly to expenses for additional personnel in research and development. As a percentage of sales, research and development expenditures increased slightly from 2.4% and 2.3% in the years ended December 31, 2000 and 2001, respectively, to 2.7% in the year ended December 31, 2002.

5.D.     TREND INFORMATION

         INDUSTRY TRENDS. Although it is difficult to assess growth rates in the worldwide sanitary products industry, we estimate that the sanitary fittings segment has achieved an average compound annual sales growth rate of approximately six percent over the past ten years in western Europe, North America and Japan, measured by value of demand. Major factors which have contributed to growth in the sanitary products industry in western Europe and North America would appear to include changing demographics, changing consumer preferences to favor more expensive products with higher design standards and more advanced technological features, an increasing trend towards a greater number of water delivery points per dwelling and increasing renovation activity. Growth in the sanitary products industry in emerging markets generally results from population growth, greater disposable income and increasing penetration of western sanitary standards. We believe that growth in tourism in emerging markets has also contributed to demand for higher quality sanitary products in those markets.

         REGIONAL TRENDS. During the year ended December 31, 2002 sales in Germany and direct exports decreased by 2.9%, sales by European subsidiaries increased by 3.7%, and sales by overseas subsidiaries increased by 8.5%. The decrease of 2.9% in Germany and direct exports results from a decrease in sales in Germany by 7.9% partly offset by an increase in direct exports of 8.4%, especially related to exports to eastern European countries. We attribute the decrease in sales in Germany to ongoing unfavorable market conditions. We estimate that the German sanitary products market declined approximately 10% in 2002. For 2003, the industry, specialist trade and specialist wholesalers expect little recovery. While remodeling demand is likely to decrease further, a positive trend is becoming apparent in non-residential construction. However, we do not expect a fundamental recovery of the German sanitary products market any time before 2004. We expect around 2% growth in sanitary product sales in our European markets for 2003. The high growth in eastern Europe over the last few years has flattened out, although individual markets are still showing strong growth rates. We will attempt to increase sales at a rate faster than the market rate within our European subsidiaries segment. We also expect further growth in our overseas markets including in the United States. Provided a stabilization of the political situation in the Middle East and a positive development of the economy in Japan, we expect a positive development in our Middle and Far East markets.

         MANUFACTURING. In 2002 our management approved a new international manufacturing strategy aimed at cutting costs and further streamlining operations. This strategy will involve all of our plants. We expect that the strategy will allow our plants to focus on their core competencies and improve the workflow within and among our plants. We intend to shift production volume of some of our smaller production sites in Germany to our larger manufacturing facilities. We have already integrated the production of our subsidiary H.D. Eichelberg at our plant in Hemer, and we will move production from our plant in Haldensleben to Hemer and Lahr during the first half of 2003. Additionally, we plan to integrate the production of our subsidiary Eggemann at our plant in Hemer in the second half of 2003. Our plant in Portugal plays an important role in our strategic considerations, and beginning in 2003 we intend to increase production capacity there.

         DISTRIBUTION. Our distribution system generally follows the three-step process common to the sanitary products industry in most developed markets: from the manufacturers to the sanitary products wholesalers, from the sanitary products wholesalers to the installers and retailers and from the installers and retailers to private residential and commercial end-users. Further developments in distribution, including a growing level of sophistication in retail distribution, will favor premium brands like Grohe, which can offer an extensive range of products and solutions. Furthermore, consolidation in wholesale distribution will create larger wholesale companies which concentrate on key brands which have superior product and system innovations and special logistical capabilities.

         ECONOMIC CONDITIONS AND CONSTRUCTION ACTIVITY. The demand for our products is directly affected by general economic conditions, including gross domestic product growth, interest rates and labor costs, in those countries in which we operate. We are particularly exposed to fluctuations in Germany and the rest of western Europe.

         Our business is dependent on construction activity in the markets in which we operate. For example, approximately 30% of our annual sales are attributable to the new construction segment of the construction industry, while the remainder is attributable to the building repairs, maintenance and improvement segment of the construction industry.

         EFFECTS OF CURRENCY FLUCTUATIONS AND INFLATION. We transact business around the world, including in 130 countries outside the European Union and in more than ten currencies. During the year ended December 31, 2002, we generated approximately 30% of our revenues in currencies other than the euro and we expect this percentage to increase in the future. Changes in foreign currency exchange rates, therefore, can affect our ability to sell our products at satisfactory prices and can affect the value of our foreign assets, revenues, liabilities and costs when reported in euros and, therefore, our financial condition or results of operations.

         PRICE OF CERTAIN RAW MATERIALS. During the year ended December 31, 2002, approximately 62% of our raw material costs related to brass and brass machining and forging parts and approximately 32% of our raw material costs related to plastic components. Accordingly, our production costs are directly impacted by fluctuations in the price of these raw materials. Particularly, prices for brass have been volatile in the past.

         FUTURE ACQUISITIONS. We will continue to explore acquisitions of related businesses to enhance our existing products and expand the geographic and industry scope of our business as an important element of our growth strategy. We cannot assure you that we will be able to identify and acquire suitable companies on acceptable terms. However, any businesses that we acquire, together with any indebtedness that we incur, would have an impact on our results of our operations.

         NEW PRODUCTS. In 2002, we earned more than 25% of our revenues through the sale of products launched after January 1, 2000. Our results of operations depend upon our ability to continue to introduce new products with attractive performance and design characteristics at competitive prices in order to compete successfully in our markets.

5.E.     OFF-BALANCE SHEET ARRANGEMENTS

         We do not have any material off-balance sheet arrangements except for the following. As is customary in the industry, we sell our products to some customers against bills of exchange. A bill of exchange provides legal evidence of the debt and orders the drawee, who can be the customer, or a financial institution acting on its behalf, to pay a specified amount against the bill of exchange at maturity. If we endorse these bills of exchange to our bank, we receive its value in cash after deduction of a discount. Should the drawee default upon maturity of the bill of exchange, we are liable for the debt. At December 31, 2002, the maximum possible recourse against us upon default of the drawee on these transactions was (euro)4,300.

5.F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

         The following table summarizes our contractual obligations existing as of December 31, 2002:

                                                                PAYMENTS DUE BY PERIOD
                                           ------------------------------------------------------------------
                                              2003      2004 TO 2005  2006 TO 2007  THEREAFTER     TOTAL
                                              ----      ------------  ------------  ----------     -----
Long-term debt to banks.....................73,184        162,051        114,402      3,501       353,138
Bonds.......................................     0              0              0    200,000       200,000
Long-term debt to related parties and            0              0              0    172,674       172,674
   shareholders.............................
Capital lease obligations...................   656            460             58          0         1,174
Operating leases............................ 4,820          6,494          1,009      5,057        17,380
Unconditional purchase obligations.........132,640          1,676              0          0       134,316
                                           -------        -------        -------    -------       -------
Total .....................................211,300        170,681        115,469    381,232       878,682
                                           =======        =======        =======    =======       =======

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.     DIRECTORS AND SENIOR MANAGEMENT

GENERAL

         We have a two-tier management structure. This management structure provides for managing directors (GESCHAFTSFUHRER) and an advisory board (BEIRAT). The managing directors are responsible for managing our business affairs and representing us in our dealings with third parties, while the advisory board appoints and removes the managing directors and oversees their actions. Under the applicable German law, our advisory board is not permitted to make management decisions. However, pursuant to our Articles of Association, the managing directors must obtain the prior consent of our advisory board for matters or actions which are outside the ordinary course of business. The advisory board is also authorized to subject other actions of the managing directors to its prior consent. German law prohibits a managing director from serving on the advisory board of the same company for which it is a managing director.

         Our advisory board currently consists of three members. Thirteen of the 19 BC Funds together with seven individual investors, through their equity interest in us, have the power to appoint and remove one member of the advisory board alone and the other two members together with Teabar Capital Corporation, another major shareholder. We also have four managing directors who are elected by the advisory board. The managing directors are obliged to conduct the business of the company in compliance with the law, our Articles of Association and the resolutions of the shareholders' meetings and the advisory board. Pursuant to our Articles of Association, the managing directors are required to report regularly to the advisory board on certain matters. The members of the advisory board and the managing directors are as follows:

         ADVISORY BOARD

Name                                                          Age          Position
----                                                          ---          --------
Dr. Udo Simmat..............................................  51           Chairman of the Advisory Board
Dr. Karsten Heider..........................................  40           Member, Advisory Board
Mr. Cornelius Geber.........................................  50           Member, Advisory Board

         MANAGING DIRECTORS

Name                                                          Age        Position
----                                                          ---        --------
Dipl.-Betriebswirt Peter Korfer-Schun.......................  57         Managing Director
Mr. Stephan M. Heck.........................................  54         Managing Director
Dr. oec. Rainer S. Simon....................................  52         Resigned, March 2002
Mr. Detlef Spigiel..........................................  47         Managing Director
Mr. Michael Grimm...........................................  43         Managing Director


         The members of our advisory board and our managing directors are briefly described below.

DETAILS OF THE MEMBERS OF THE ADVISORY BOARD

         DR. UDO SIMMAT was appointed to the advisory board in 1999, pursuant to an arrangement with BC Funds, Teabar Capital Corporation and other investors based on the shareholders agreement. He is an attorney in Germany and obtained a degree in law from the University of Augsburg in 1979, and a doctorate in law in 1980. He has been a partner in the law firm CMS Hasche Sigle, or its predecessors, since 1983. He has acted, and continues to act, as legal counsel to BC Partners Limited, the adviser to BC Funds.

         DR. KARSTEN HEIDER was appointed to the advisory board in 1999, also pursuant to an arrangement with BC Funds, Teabar Capital Corporation and other investors based on the shareholders agreement. He is an attorney in Germany and obtained a degree in law from the University of Tubingen in 1992, and a doctorate in law in 1993. He has been a partner in the law firm CMS Hasche Sigle, or its predecessors, since 1999. He has acted, and continues to act, as legal counsel to BC Partners Limited, the adviser to BC Funds.

         MR. CORNELIUS GEBER has had a consultancy agreement with BC Partners Limited since April 1, 1999 pursuant to which he was appointed a member of the advisory board of Grohe Holding and a supervisory board member of Friedrich Grohe. He has a degree in maritime management and, since April 1, 1999, has been a senior consultant with Deutsche Post AG, chairman of the supervisory board of Paul Gunther Logistik AG, and a member of the board of directors of IFCO Systems N.V., Amsterdam. He was also a member of the supervisory board (AUFSICHTSRAT) of Friedrich Grohe AG and has been a member of the supervisory board of Friedrich Grohe Geschaftsfuhrungs AG since March 28, 2000.

DETAILS OF THE MANAGING DIRECTORS

         DIPL.-BETRIEBSWIRT PETER KORFER-SCHUN has been a managing director since 1991, after holding various positions and management roles in the sales and marketing departments of leading brand name companies. He is also our Chief Executive Officer, and his responsibilities include branding and innovation. Since October 1, 1999, he also has been the Chairman of the Management Board of Friedrich Grohe AG & Co. KG. He studied business management at the University of Applied Science in Berlin and graduated in 1969.

         MR. STEPHAN M. HECK was appointed as managing director effective April 1, 2002. After holding various senior positions and management roles in a leading global chemicals company in Germany and abroad, Mr. Heck assumed responsibility for our European business in 1994. Since April 1, 2002, Mr. Heck has been the Head of Sales at Friedrich Grohe AG & Co. KG. He is also our Sales Executive Director. He studied business administration in Zurich, Switzerland, at the University of Zurich and graduated in 1978.

         DR. OEC. RAINER S. SIMON resigned his position as managing director in March of 2002. He became a managing director in 1996. He was also our Executive Director, Overseas and Affiliated Companies. He studied business management at the University of St. Gallen in Switzerland and graduated in 1976. He obtained his doctorate in 1979.

         MR. DETLEF SPIGIEL has been a managing director since August 1, 2000, after holding various positions and management roles in the technical, sales and personnel departments of leading companies in the automotive industry. Mr. Spigiel was appointed to the Management Board of Friedrich Grohe AG & Co. KG on August 1, 2000. In this capacity, he is responsible for production, logistics, industrial engineering, quality management, procurement and personnel. Mr. Spigiel is the Head of Technology at Friedrich Grohe AG & Co. KG and our Head of Technology and Personnel. He studied engineering and economics at the University of Dortmund and graduated in engineering in 1979 and economics in 1981.

         MR. MICHAEL GRIMM has been a managing director since May 1, 2002. He is also our Chief Financial Officer. After holding senior positions at an international accounting firm, Mr. Grimm held numerous management roles in the group accounting department of a leading global company in the chemicals and pharmaceuticals industry from 1997 to 2002, the last of which was vice president finance, in which capacity he was responsible for group accounting and financial planning. Mr. Grimm also has been Head of Finance at Friedrich Grohe AG & Co. KG since May 1, 2002. He studied business at the University of Frankfurt am Main and graduated in 1985.

         All of the managing directors are also members of the management board (VORSTAND) of Friedrich Grohe Geschaftsfuhrungs AG, the general partner of Friedrich Grohe. In this capacity, the contracts of the managing directors expire on the following dates:

o        Dipl.-Betriebswirt Peter Korfer-Schun            -       December 31, 2004

o        Dr. oec.  Rainer S.  Simon                       -       Resigned in March of 2002

o        Mr. Detlef Spigiel                               -       July 31, 2003, with a planned extension until
                                                                  July 31, 2005

o        Mr. Stephan M. Heck                              -       March 31, 2007

o        Mr. Michael Grimm                                -       April 30, 2005, with a planned extension until
                                                                  April 30, 2007

6.B.     COMPENSATION

         Compensation for the year ended December 31, 2002 for members of the management board, including former director Dr. Rainer S. Simon, amounted to approximately (euro)3.7 million. This amount includes bonuses for the year ended December 31, 2001 in a total amount of (euro)0.6 million, that were paid during the year ended December 31, 2002. We paid approximately (euro)45 thousand in compensation to members of the advisory board during the year ended December 31, 2002.

         The members of the advisory board and the managing directors, as managing directors of Grohe Holding, do not receive a pension. The rights of the managing directors upon termination are derived from their employment and pension agreements with Friedrich Grohe Geschaftsfuhrungs AG, which cover all their activities with respect to the Grohe group. Upon resigning from the Grohe group, a director is entitled to a transitional payment or, if appropriate, a pension.

         Mr. Korfer-Schun, Mr. Spigiel, Mr. Heck and Mr. Grimm are entitled to receive pensions as members of the management board of Friedrich Grohe Geschaftsfuhrungs AG, the general partner of Friedrich Grohe. As of December 31, 2002, total pension liabilities of Friedrich Grohe Geschaftsfuhrungs AG for Mr. Korfer-Schun, Mr. Spigiel, Mr. Heck and Mr. Grimm, were(euro)3.1 million. There are also pension liabilities for the former directors, Dr. Hovermann and Mr. Baab in the amount of(euro)2.6 million. Dr. Simon waived his pension rights when he resigned as managing director in March, 2002.

         A director who becomes permanently occupationally disabled is entitled to an invalidity pension. In the event of death, the regular salary is paid to the director's estate for the four months following the date of death. Thereafter, the company must pay a widow's or orphan's pension, if appropriate. These payments and pensions are calculated on the basis of the last fixed salary, the age of the director and the length of employment with the company. Advisory board members receive no remuneration in case of termination.

6.C.     BOARD PRACTICES

         The managing directors are appointed for an indefinite period, ending on dismissal or resignation. In practice, however, the term of the managing directors is linked to their term as members of the management board of Friedrich Grohe Geschaftsfuhrungs AG, which terms are set forth in the table above following their names and titles. At the end of such terms, either their terms on the management board of Friedrich Grohe Geschaftsfuhrungs AG will be extended, or these managing directors will resign from the managing board of Grohe Holding.

         Pursuant to our Articles of Association, the members of our advisory board are elected for a minimum term of approximately five years. The term of a member of the advisory board expires at the end of the general meeting of shareholders in which the shareholders ratify the actions of the advisory board with respect to the third fiscal year following the year in which the member was appointed (not taking into account the fiscal year in which the term of the office commenced).

         We do not have an audit or remuneration committee. Our advisory board approves our annual financial statements each year and otherwise fulfils the function of an audit committee.

6.D.     EMPLOYEES

         The following table sets forth information about our average number of employees by business segments for the years 2002, 2001 and 2000.

                                                       2002                  2001                   2000
                                                       ----                  ----                   ----
Germany and direct exports................             4,620                  4,815                  4,777
Europe excluding Germany..................               684                    673                    672
Overseas..................................               502                    468                    416
                                                       -----                  -----                  -----
Average number of employees...............             5,806                  5,956                  5,865
Apprentices...............................               171                    171                    169
                                                       -----                  -----                  -----
Average number of employees
   including apprentices..................             5,977                  6,127                  6,034
                                                       -----                  -----                  -----

         We have not suffered a material work stoppage or strike, and we consider our relations with our employees and their unions to be satisfactory. We are subject to mandatory collective bargaining agreements with most of our employees in our German production facilities. German law prohibits us from asking our employees if they are members of unions. Accordingly, we do not know how many of our employees are union members. In general, our employees in Germany fall under the scope of the German Dismissal Protection Act (KUNDIGUNGSSCHUTZGESETZ), which act restricts our ability to terminate employment relationships unilaterally.

6.E.     SHARE OWNERSHIP

         Mr. Korfer-Schun has a 0.69% interest in Grohe Holding, and Dr. Simon, a member of the supervisory board of Friedrich Grohe Geschaftsfuhrungs AG and former managing director of Grohe Holding GmbH, has an interest of 0.69%. Mr. Spigiel has an interest of 0.44%; Mr. Grimm has an interest of 0.36%; Mr. Heck has an interest of 0.36%; Dr. Albrecht, Chairman of the supervisory board of Friedrich Grohe Geschaftsfuhrungs AG, has an interest of 0.12%, and Mr. Geber has an interest of 0.02%. The total combined interest of management in Grohe Holding is currently 2.68%. See "Item 7.A. Major Shareholders".

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.     MAJOR SHAREHOLDERS

         Grohe Holding's total share capital amounted to (euro)51,374,300 as of April 30, 2003.

         The following table sets out information regarding ownership of more than five percent of the shareholding and the management interests in Grohe Holding as of the date of this annual report:

                                                                          SHAREHOLDINGS
IDENTITY OF PERSON OR GROUP                                             (BY VALUE IN EUROS)            PERCENTAGE
---------------------------                                             -------------------            ----------
BC Funds (if calculated together).............................              19,661,050 (1)               38.26
Teabar Capital Corporation....................................              10,722,950                   20.87
Capital d'Amerique CDPQ, Inc..................................               8,223,750                   16.01
BdW Beteiligungsgesellschaft fur die Deutsche Wirtschaft mbH & Co.
    KG........................................................               2,824,850                    5.50
HVB-Offene Unternehmensbeteiligungs-AG........................               2,824,850                    5.50
South Light Investment Pte Limited............................               2,824,850                    5.50
Management....................................................               1,374,300 (2)                2.68

----------

(1) This figure includes BC European Capital V which holds (euro)1,016,950 or 1.98%, and BC European Capital VI which holds (euro)18,644,100 or 36.28%. This figure also includes direct investments from executives of BC Partners Limited in France.

(2) This figure includes Mr. Peter Korfer-Schun, Dr. Rainer S. Simon, Mr. Detlef Spigiel, Mr. Michael Grimm, Mr. Stephan Heck, Dr. Hellmut K. Albrecht and Mr. Cornelius Geber.

         For over ten years, BC Partners Limited has been a well-known private equity firm in Europe. Since it was founded in 1986, BC Partners Limited has advised seven private equity funds with a total of more than (euro)6.0 billion under management. In this time, 52 European transactions have been consummated with an aggregate transaction value of approximately (euro)25 billion. BC Partners Limited is the exclusive adviser to the 19 BC Funds limited partnerships, which if calculated together own 38.26% of Grohe Holding. The 19 BC Funds limited partnerships are established under the laws of England and Wales.

         The second largest shareholder in Grohe Holding is Teabar Capital Corporation, with an interest of approximately 20.9%. Teabar Capital Corporation is wholly-owned by the Ontario Teachers' Pension Plan Board, which has an interest in the BC Funds of approximately 14.4%. Capital d'Amerique CDPQ, Inc. is the third largest shareholder in Grohe Holding, with an interest of approximately 16.0%, and the Caisse de Depot group, to which Capital d'Amerique CDPQ, Inc. belongs, has an interest in the BC Funds of approximately 6.4%. Capital d'Amerique CDPQ, Inc. is the pension fund of the public servants of the Province of Quebec, Canada. Neither Teabar Capital Corporation, Ontario Teachers' Pension Plan Board, Capital d'Amerique CDPQ, Inc. nor the Caisse de Depot group is affiliated with the BC Funds or their advisers, other than as investors in the BC Funds. Share ownership of management increased by
(euro)110,000 in 2001 and by (euro)371,200 in 2002.

         Under our Articles of Association, the shareholders and the advisory board have broad powers with respect to our management and, indirectly, Grohe Beteiligungs, including the appointment, dismissal and supervision of our managing directors. Two members of the three member advisory board are appointed, and can be removed, by Teabar Capital Corporation and the BC Funds together with seven individual entities acting jointly. The other member is appointed, and can be removed, by the BC Funds together with seven individual entities. Currently, two members of the advisory board are partners in the law firm of CMS Hasche Sigle, which provides legal advice to us and BC Partners Limited. The third current advisory board member is Mr. Cornelius Geber, an independent consultant who is also a member of the supervisory board of Friedrich Grohe Geschaftsfuhrungs AG. All shareholders have equal voting rights under our Articles of Association. However, pursuant to a shareholders agreement among all the shareholders of Grohe Holding, the other shareholders of Grohe Holding have agreed to support commercially reasonable proposals of 13 of the 19 BC Funds together with seven individual investors in relation to the activities of Grohe Holding. However, it may not be possible to enforce that agreement under German law in a timely manner if other shareholders do not vote as agreed.

         Management participation in Grohe Holding currently consists of Mr. Korfer-Schun, Dr. Simon, Mr. Spigiel, Mr. Grimm, Mr. Heck, Dr. Albrecht and Mr. Geber, who together have a combined interest of 2.68% in Grohe Holding. See "Item 6. Directors, Senior Management and Employees."

7.B.     RELATED PARTY TRANSACTIONS

         CIE Management II Limited is the general partner of the 19 BC Funds limited partnerships, which if calculated together, own 38.1% of Grohe Holding. CIE Management II Limited charged us with fees of (euro)2.56 million on January 26, 2000 for arranging the financing of our acquisition of Friedrich Grohe AG.

         Capital d'Amerique CDPQ Inc. is the pension fund of the public servants of the Province of Quebec, Canada and has an interest of approximately 16.0% in Grohe Holding. The Caisse de Depot group, to which Capital d'Amerique CDPQ Inc. belongs, has an interest in the BC Funds of approximately 6.4%. Capital d'Amerique CDPQ charged us with fees of (euro)383,469 on February 7, 2000 for providing a portion of the financing of our acquisition of Friedrich Grohe AG.

         Funds advised by BC Partners Limited collectively are the largest shareholders of the company Sanitec International S.A., or Sanitec, owning over a 77% indirect interest in Sanitec. In addition, Dr. Rainer S. Simon, a director of Sanitec, was one of our managing directors until March 2002 and currently is a member the supervisory board of our subsidiary, Friedrich Grohe Geschaftsfuhrungs AG. Also, our managing director Peter Korfer-Schun is a member of the board of directors of a subsidiary of Sanitec. In the years ended December 31, 2000, 2001 and 2002, we sold to subsidiaries of Sanitec various products for the approximate aggregate total amount of (euro)601,299,
(euro)814,642 and (euro)898,727, respectively.

         Dr. Udo Simmat and Dr. Karsten Heider are members of our advisory board and are also partners of the law firm CMS Hasche Sigle, our counsel. In addition, CMS Hasche Sigle has represented, and continues to represent, BC Partners Limited, which is the advisor to the 19 BC Funds limited partnerships which funds together own 38.1% of Grohe Holding.

         Mr. Jens Reidel and Dr. Hanns Ostmeier are members of the supervisory board of Friedrich Grohe Geschaftsfuhrungs AG, the general partner of our subsidiary Friedrich Grohe, and Mr. Jens Reidel is, and, until December 9, 2002, Dr. Hanns Ostmeier was, a managing director of BC Partner Beteiligungsberatung GmbH, which provides advisory services to our subsidiary, Friedrich Grohe. BC Partner Beteiligungsberatung GmbH committed to a minimum amount of annual consulting services for which they receive a fixed fee of (euro)127,823 per full calendar year. The aforementioned consulting agreement was effective as of August 1, 1999. The total amounts paid to BC Partner Beteiligungsberatung GmbH were (euro)127,823, (euro)145,796 and (euro)127,828 for the years ended December 31, 2000, 2001 and 2002.

         Dr. Klaus Hovermann is a former managing director of Grohe Holding who resigned on June 5, 2001. His wife, Beate Hovermann, has a 75% interest in a company called H. Lenberg GmbH. H. Lenberg GmbH has sold springs to Grohe Holding and its predecessor for use in the manufacturing of various Grohe products for over 40 years. Average sales to Grohe Holding and its predecessor for the five years ending December 31, 2001 were (euro)281,211 per year. These sales represent approximately 5% of H. Lenberg GmbH's annual sales and less than 1% of our annual procurement.

         Dr. Bernd Kortum is a member of the supervisory board of our subsidiary Friedrich Grohe Geschaftsfuhrungs AG and also a managing director of Norddeutsche Vermogen Holding GmbH & Co. Norddeutsche Vermogen Holding GmbH & Co. is the parent company of Immobilienverwaltungsgesellschaft "Aqua-Carre Berlin" mbH & Co. KG. In June 2002 we sold one of our former production sites, located in Berlin, Germany, for (euro)5.9 million to Immobilienverwaltungsgesellschaft "Aqua-Carre Berlin", at which time we received the first (euro)1.96 million installment of the purchase price. The remaining purchase price of (euro)3.92 million is due in two further installments of
(euro)1.96 million, to be paid in June 2004 and June 2006, respectively. As these installments do not bear interest, we have imputed interest at a rate of 5% resulting in a net present value of the sale price of (euro)5.4 million as of June 2002.

         In July 1999, BC Funds, Channel Islands provided a loan of (euro)185.3 million to Grohe Holding and Teabar Capital Corp., Toronto, Canada, provided a loan of (euro)73.2 million to Grohe Holding. In the period from August to December 1999, BC Funds and Teabar Capital Corp. syndicated part of these loans as follows:

o they syndicated loans in an amount of(euro)42.6 million to Capital d'Amerique CDPQ, Montreal; and

o they syndicated loans in an amount of(euro)58.7 million to other shareholders.

These loans bear interest at a nominal rate of 5% per year. Principal and interest payments are not due prior to the complete settlement of all claims of the creditors under the new senior credit facility. In the course of the issuance of our notes in November 2000, principal and interest payments were subordinated to the repayment of the notes until November 2010.

         Mr. Cornelius Geber has an 0.02% and Dr. Hellmut K. Albrecht has an 0.12% interest in Grohe Holding. In July 2001, Mr. Geber and Dr. Albrecht provided shareholder loans to Grohe Holding in an aggregate amount equal to(euro)378,000. The loan bears interest at a rate of 5% per year. Principal and interest payments are subordinated to the repayment of the notes and the supplementary facility until November 2010. As of the date of this report, we have repaid an aggregate total of(euro)155 million of the shareholder loans plus accrued interest of(euro)45 million.

7.C.     INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

8.A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

8.A.1.  TO 8.A.4.

         Please refer to Item 18 "Financial Statements" and to pages F-1 to F-66.

8.A.5.

         Not applicable.

8.A.6.  EXPORT SALES

         In the year ended December 31, 2002, our total sales were (euro)898.3 million. Sales in Europe excluding Germany accounted for approximately
(euro)433.0 million or 48.2% of our total sales, and sales in markets outside of Europe accounted for approximately (euro)239.3 million or 26.6% of our total sales, resulting in total sales outside Germany of (euro)672.3 million or 74.8% of our total sales. Since we have our major production facilities in Germany, almost all our sales in markets outside Germany are export sales. Sales from our foreign subsidiaries to our German subsidiaries amounted to approximately
(euro)47 million.

8.A.7.  LEGAL PROCEEDINGS

         We are a party to routine litigation incidental to the normal conduct of our business. We do not believe that liabilities related to those proceedings, in the aggregate, are likely to be material to our financial condition or results of operation. In addition, we are a party to the following proceedings.

CHALLENGE TO THE ENTRY IN THE COMMERCIAL REGISTER OF FRIEDRICH GROHE AG

         In this proceeding, the plaintiffs have requested that the Upper Regional Court (OBERLANDESGERICHT) of Hamm revoke the entry of Friedrich Grohe AG & Co. KG, a limited partnership, into which Friedrich Grohe AG, a stock company was converted, in the commercial register on the grounds that not all of the prerequisites for entry were fulfilled. The Upper Regional Court of Hamm refused this request, and under German rules of procedure, the court's decision is final. However, three of the plaintiffs have filed an appeal to the Federal Constitutional Court (BUNDESVERFASSUNGSGERICHT), claiming that the Upper Regional Court's decision has affected their fundamental rights under the German constitution. At the same time, these plaintiffs have threatened to appeal to the European Court of Human Rights if the Federal Constitutional Court does not decide in their favor, claiming that their human rights granted under the European Convention on Human Rights have been violated. If the plaintiffs are successful in any of these appeals, there is a risk that the courts may rule to annul the conversion. We believe that it is unlikely that these claims would prevail, however.

CHALLENGE TO THE RESOLUTION APPROVING THE CONVERSION OF FRIEDRICH GROHE AG

         The conversion of Friedrich Grohe AG was approved at the meeting of shareholders of Friedrich Grohe AG on February 23 and 24, 2000 and was registered in the Commercial Register of the Local Court (AMTSGERICHT) of Iserlohn, Germany on March 28, 2000. Former minority shareholders have filed claims with German courts challenging the resolution approving the conversion. These claims are based primarily on the following:

o the conversion, especially as reflected in the new partnership agreement of Friedrich Grohe, only benefits the general partner;

o the information rights of the then-minority shareholders were not satisfied;

o leveraged buy-outs violate fiduciary duties owed by majority shareholders to minority shareholders and Friedrich Grohe; and

o a notification requirement under the German Securities Trading Act (WERTPAPIERHANDELSGESETZ) was not fulfilled.

         The Regional Court (LANDGERICHT) of Hagen has dismissed the challenges to the conversion resolution. Each of the plaintiffs has filed an appeal to the Upper Regional Court (OBERLANDESGERICHT) of Hamm making similar assertions and arguments. The Upper Regional Court decided to stay the matter until the Federal Constitutional Court has made a decision regarding the challenge to the commercial register entry of Friedrich Grohe AG & Co. KG. Any decision of the Upper Regional Court in this matter may be appealed to the Federal Supreme Court (BUNDESGERICHTSHOF) and thereafter to the Federal Constitutional Court (BUNDESVERFASSUNGSGERICHT).

         If, after the conclusion of the foregoing appeals process, the German courts declared the resolution invalid, which scenario we consider remote, the following may result.

o The plaintiffs could be entitled to the damages that the court finds that they have actually incurred. Damages might include compensation for, among other things, certain tax disadvantages resulting from the conversion and the reduced liquidity of their investment.

o The partnership agreement that was adopted by the resolution could cease to be effective as of the date that the resolution was declared null and void. A new partnership agreement that maintains the former minority shareholders' legal position would then be prepared. If any shareholder refused to execute the new partnership agreement, they could be forced to do so through legal actions commenced by the majority shareholder. The minority shareholders then could try to initiate liquidation proceedings with respect to Friedrich Grohe AG & Co. KG.

o A court could require that Friedrich Grohe AG & Co. KG convert back into a publicly listed stock corporation which might cause the tax benefits resulting from the conversion to be eliminated; the majority shareholder then could squeeze out the minority shareholders, and a procedure to convert back into a limited partnership could be commenced.

         Some minority shareholders have requested that the amount of the mandatory cash settlement offer of (euro)330.20 per share made to those shareholders who objected to the resolution authorizing the conversion of Friedrich Grohe AG into a limited partnership be examined in an arbitration procedure at the Dortmund Regional Court. The court may determine a higher cash settlement in the course of this arbitration procedure. If so, the higher cash settlement would apply to 50,195 shares of minority shareholders of Friedrich Grohe AG who objected to the resolution authorizing the conversion of Friedrich Grohe AG into Friedrich Grohe AG & Co. KG. A higher cash settlement may have a material adverse effect on our financial position. The Dortmund Regional Court has commissioned an expert to ascertain the value of the company. However the expert has not yet issued its report.

CHALLENGE TO THE ADOPTION OF THE FRIEDRICH GROHE AG & CO. KG YEAR 2000 FINANCIAL STATEMENTS

         One minority shareholder has filed a claim with the Regional Court of Hagen objecting to the adoption of the Friedrich Grohe financial statements of year 2000. The claim is based primarily on the grounds that:

o withdrawals by the majority shareholder of Friedrich Grohe, Grohe Beteiligungs, violate fiduciary duties owed by the majority shareholder to the minority shareholders and to Friedrich Grohe and have the effect of excessively reducing the equity of Friedrich Grohe; and

o Friedrich Grohe is entitled to reimbursement of the withdrawals made by its parent Grohe Beteiligungs GmbH & Co. KG, and that this entitlement should have been reflected as an asset in the financial statements for the year 2000.

If this claim is successful, the financial statements and withdrawals from Friedrich Grohe for year 2000 could be declared invalid. If the financial statements are declared invalid, the minority shareholders then could try to initiate liquidation proceedings with respect to Friedrich Grohe AG & Co. KG, but we consider it unlikely that they would be successful. The Regional Court of Hagen has decided to stay the matter pending the Federal Constitutional Court decision in the claim for revocation of the commercial register entry of Friedrich Grohe AG & Co. KG however.

         We believe that we have raised adequate defenses to each of these claims and intend to defend ourselves vigorously.

8.A.8.   DIVIDEND POLICY

         Refer to Item 10.B.3.

8.B.     SIGNIFICANT CHANGES

         Not applicable.

ITEM 9.  THE OFFER AND LISTING

9.A.     OFFER AND LISTING DETAILS

         Not applicable.

9.B.     PLAN OF DISTRIBUTION

         Not applicable.

9.C.     MARKETS

         Our 11.5% senior notes, due November 15, 2010, are listed on the Luxembourg Stock Exchange. We have no other class of securities listed or traded on any other stock exchange.

9.D.     SELLING SHAREHOLDERS

         Not applicable.

9.E.     DILUTION

         Not applicable.

9.F.     EXPENSES OF THE ISSUE

         Not applicable.

ITEM 10. ADDITIONAL INFORMATION

         This section summarizes the material provisions of our Articles of Association and German law to the extent that they may affect the rights of our shareholders. The description is only a summary and does not describe everything that our Articles of Association contain.

10.A.    SHARE CAPITAL

         Refer to Item 10.B.3.

10.B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

10.B.1.  REGISTRATION

         Grohe Holding GmbH is a limited liability company organized in the Federal Republic of Germany under the German Limited Liability Company Act (GMBHG) and is entered in the commercial register of Local Court of Iserlohn under file number HRB 2316. Pursuant to section 2, subparagraph 1, of our Articles of Association, our purpose is the administration of our own shareholdings in our own name and of shareholdings of third parties in the name of third parties in domestic and foreign companies, provided that the shareholdings are not certificated in securities.

10.B.2.  DIRECTORS' VOTING POWERS

         Under section 181 of the German Civil Code, there is a general prohibition against any person concluding a legal transaction in which he, acting in his own or representative capacity, is materially interested. There are, however, certain exemptions from this requirement which can be provided through a company's articles of incorporation or through shareholder or board resolutions. Under our Articles of Association, we may grant general exemptions or exemptions for individual transactions, and, in the past, through resolutions of our advisory board, we have granted exemptions for individual transactions.

         None of our directors may determine his own compensation or the compensation of another director in Grohe Holding GmbH. Our managing directors only may obtain loans from us with the approval of the advisory board.

         There is no age limit for directors specifically set forth in the our Articles of Association, however, in the employment contracts of the managing directors with Friedrich Grohe Geschaftsfuhrungs AG, the managing directors are entitled to receive a pension if they retire on their 65th birthday. Typically, Friedrich Grohe Geschaftsfuhrungs AG would not enter into an employment contract with an officer, the duration of which would extend beyond that person's 65th birthday. As a result, in practice, the age of our directors does not exceed 65.

10.B.3.  SHARE RIGHTS, PREFERENCES AND RESTRICTIONS

         Our share capital amounts to (euro)51,374,300. We have one class of share capital, and it is not certificated.

         Each (euro)50.00 of nominal share capital entitles the shareholder to one vote at a shareholders' meeting. Our Articles of Association provide that all resolutions of the general shareholders' meeting may be passed by a simple majority of our nominal share capital, except for resolutions with regard to:
(1) an amendment to our Articles of Association, in particular the increase or reduction of our nominal capital, (2) reorganization and mergers, (3) the sale or lease of the company in whole or a branch or sub-branch, and (4) dissolution of the company, all of which require the consent of at least three-quarters of our nominal share capital.

         Under our Articles of Association, the appointment of the members of our advisory board, which consists of three members, is limited to BC European Capital VI 1 through 12, BC European Capital VI 14, together with seven individual investors and Teabar Capital Corp. BC European Capital VI 1 through 12, and BC European Capital VI 14 together with seven individual investors and Teabar Capital Corp. are entitled to appoint jointly two members of the advisory board. The third member may be appointed solely by BC European Capital VI 1 through 12, and BC European Capital VI 14 together with seven individual investors. Only if BC European Capital VI 1 through 12, and BC European Capital VI 14 together with seven individual investors choose not to exercise their right to appoint the third member are the remaining shareholders entitled to elect a member to the advisory board.

         Each shareholder is entitled to receive, in proportion to their nominal share capital, any dividend we declare. Pursuant to Paragraph 29, section 1, of the German limited liability company act, we only may make distributions to our shareholders to the extent of the profit shown on our unconsolidated balance sheet in accordance with German GAAP.

         If we are liquidated, we will use the liquidation proceeds first to pay all our creditors, then to repay the paid capital on our shares and then for distribution among our shareholders, in proportion to their nominal share capital.

         A redemption of shares is permitted only if it is authorized by our Articles of Association. Our Articles of Association do currently not authorize a redemption of our shares. Any amendment of the

Articles of Association to introduce such an authorization would require a three-quarters majority vote of our nominal capital.

10.B.4.  CHANGE OF RIGHTS OF HOLDERS

         In order to change the rights of the holders of our interests, an amendment to our Articles of Association is required. By law, this amendment requires consent of the holders of at least three-quarters of our nominal share capital. Our Articles of Association do not require the consent of the holders of a greater percentage than what applicable law requires.

10.B.5.  MEETINGS OF SHAREHOLDERS

         Our Articles of Association require shareholder meetings to be called by the managing directors within the first nine months of each fiscal year. Extraordinary shareholder meetings must be called when a matter must be decided by a shareholder resolution in accordance with our Articles of Association or applicable law, or if the interests of the company otherwise require a shareholders' meeting. Either two managing directors, or one managing director jointly with a PROKURIST, has the right to call such a meeting.

         Since we have an advisory board, that board also may call a shareholder meeting if the interests of the company so require. A meeting also may be called by shareholders whose aggregate shares amount to at least ten percent of our nominal share capital if they have first unsuccessfully requested the call of a meeting or the announcement of subjects for a meeting, or if no one authorized to call a meeting exists. The location for the meeting is determined in the reasonable discretion by those who are calling the meeting. Shareholder meetings can be held outside Germany if the choice of the location is reasonable.

         All shareholders must be notified in writing of general shareholder meetings at least four weeks prior to the proposed date of the meeting. The notice to the shareholders must include an agenda for the meeting. In the event of extraordinary meetings, the shareholders must be notified at least one week in advance of the meeting.

         A shareholder may participate in a shareholder meeting either in person or through a representative to whom the shareholder has given a written power of attorney. Admission to and participation in a meeting of other persons, such as managing directors, members of the advisory board, or advisors of shareholders, is subject to a majority decision of the shareholders at the meeting.

         No shareholder meeting is required and shareholder resolutions may be passed in writing, by communication by telephone or by exchange of telexes or cables, if all shareholders either consent to a proposed resolution or agree to cast their votes in that particular form.

10.B.6.  OWNERSHIP LIMITATIONS

         There are no restrictions on who may hold interests in the company, but the transfer of shares to unaffiliated third parties requires the approval of the advisory board.

10.B.7.  CHANGE IN CONTROL

         The transfer of an equity interest, other than a transfer to affiliated companies, requires the written consent of the advisory board. Therefore, by withholding consent, the advisory board can prevent a merger, take-over or similar transaction.

10.B.8.

         Not applicable.

10.B.9.

         Not applicable.

10.B.10

         Not applicable.

10.C.    MATERIAL CONTRACTS

SENIOR CREDIT FACILITY

         Until March 31, 2003, Grohe Beteiligungs and Friedrich Grohe were borrowers under a credit facility, which we refer to as the senior credit facility or senior facility, made by a syndicate of banks, for which Dresdner Bank AG and Bayerische Hypo- und Vereinsbank AG are the arrangers. The terms of the senior credit facility subsequently were amended, and Grohe Beteiligungs entered into an agreement with Dresdner Bank AG for a facility of (euro)76.7 million, referred to as the supplementary facility. Pursuant to an amendment agreement to the senior facility dated January 18, 2002, the supplementary facility was repaid with the proceeds of a new facility under the senior facility. In addition, the working capital facility in the amount of (euro)51.1 million was renewed. We repaid the senior credit facility in full on March 31, 2003. We have entered into certain related agreements, which are intended to preserve the corporate structure of Grohe Holding and the relative rights of its creditors. The following is a summary of the material provisions of the senior credit facility and certain related agreements.

GENERAL

         The senior credit facility consisted of six facilities, Facilities A to F, in an aggregate amount of (euro)613.6 million. Facilities A to C and Facility F were available to and owed by Grohe Beteiligungs. Facilities D and E were available to and owed by Friedrich Grohe AG & Co. KG. As of December 31, 2001, Facility A was fully repaid. The total amounts outstanding under Facilities B, C and F was approximately (euro)12.4, (euro)59.2 and (euro)76.7 million, respectively, as of December 31, 2002.

         As of December 31, 2002, the total amount outstanding under Facility D was approximately (euro)187.2 million. Facility E remained undrawn until we refinanced the senior facility in March 2003.

SECURITY

         The indebtedness under Facilities A to F of the senior credit facility was secured by the following, among other things:

o a pledge of all of the shares held by Grohe Beteiligungs in Friedrich Grohe, Friedrich Grohe Geschaftsfuhrungs AG and its 25% shareholding in Grohe A/S;

o a pledge and assignment of all rights and claims arising under the sale and purchase agreement dated July 15, 1999 and the hedging agreements entered into by Grohe Beteiligungs; and

o a pledge of the escrow account established in the name of Grohe Beteiligungs pursuant to the senior credit facility.

         In addition, Friedrich Grohe's indebtedness under Facilities D and E of the senior credit facility was also secured by the following, among other things:

o a pledge of all the shares held by Friedrich Grohe in its German subsidiaries;

o a pledge of all the shares held by Grohe International GmbH in the foreign subsidiaries;

o pledges of real property in Germany owned by Friedrich Grohe and by some of the direct and indirect German subsidiaries of Friedrich Grohe; and

o a pledge and assignment of all the material assets of Friedrich Grohe and part of the material assets of Friedrich Grohe's subsidiaries.

COVENANTS

         The senior credit facility contained customary operating and financial covenants, including, without limitation:

o the requirement to maintain the following minimum ratios of Weighted Consolidated EBITDA to consolidated net finance charges, calculated on a rolling basis:

                           Financial Quarter
                           -----------------
                           December 2002 - March 2003                  2.10
                           June 2003 - September 2003                  2.30
                           December 2003 - March 2004                  2.50
                           June 2004 - September 2004                  2.65
                           December 2004 - March 2005                  2.80
                           June 2005 - September 2005                  3.00
                           December 2005 - March 2006                  3.20
                           June 2006 - September 2006                  3.30
                           After December 2006                         3.40;

o the requirement to maintain the following minimum Consolidated EBITDA, expressed in millions of euro:

                           Financial Quarter
                           -----------------
                           After March 2002                            135.5;

o the requirement not to exceed the following maximum ratios of the sum of all amounts drawn under the senior credit facility, all other existing loans and all asset backed financings less cash and cash equivalents determined pursuant to German GAAP to Weighted Consolidated
         EBITDA:

                           Financial Quarter
                           -----------------
                           December 2002 - March 2003                  2.20
                           June 2003 - September 2003                  2.00
                           December 2003 - March 2004                  1.70
                           June 2004 - September 2004                  1.50
                           After September 2004                        1.20;

o the requirement not to exceed following maximum ratios of all debt less cash and cash equivalents determined pursuant to German GAAP to Weighted Consolidated EBITDA:

                           Financial Quarter
                           -----------------
                           December 2002 - March 2003                  3.80
                           June 2003 - September 2003                  3.45
                           December 2003 - March 2004                  3.10
                           June 2004 - September 2004                  2.85
                           December 2004 - March 2005                  2.60
                           June 2005 - September 2005                  2.30
                           December 2005 - March 2006                  2.05
                           June 2006 - September 2006                  1.75
                           After December 2006                         1.60.

         In addition, the senior credit facility included a covenant that limited capital expenditures.

         We were in compliance with each of the above listed ratios until we refinanced the senior loans in March of 2003.

         The senior credit facility defined "Consolidated EBITDA" as the consolidated net income of the Group determined pursuant to German GAAP before:

         1.       Any provision on account of (deferred) taxation;
         2.       Consolidated net finance charges for such period;
         3.       Any items treated as exceptional or extraordinary items;
         4. Any amortization of intangible assets (including goodwill arising from the Acquisition);
         5.       Any amortization, or writing off, of acquisition costs;
         6. Deducting losses (but after deducting gains (to the extent already recognized)) arising from the retranslation of long term monetary assets and liabilities denominated in foreign currencies and/or the revaluation to period end exchange rates of derivative financial instruments taken out to hedge future transactions;
         7.       any amount attributable to depreciation of tangible assets.

Weighted Consolidated EBITDA is the Consolidated EBITDA multiplied by 2,989,462 purchased shares with a par value of DM 50 divided by 3,000,000.

         The senior credit facility defined "Grohe Group EBITDA" as, in respect of any specified 12-month period, but taking into consideration Grohe group net finance charges for the 12-month period ending the quarter after the specified period, the consolidated net income of the Grohe group determined pursuant to German GAAP before:

         1.       Any provision on account of (deferred) taxation;
         2.       Grohe group net finance charges;
         3.       Any items treated as exceptional or extraordinary items;
         4. Any amortization of intangible assets (including goodwill arising from the acquisition);
         5.       Any amortization, or writing off, of acquisition costs;
         6. Deducting losses (but after deducting gains (to the extent already recognized)) arising from the retranslation of long term monetary assets and liabilities denominated in foreign currencies and/or the revaluation to period end exchange rates of derivative financial instruments taken out to hedge future transactions; and
         7.       any amount attributable to depreciation of tangible assets.

         In addition, the senior credit facility included covenants relating to limitations on:

o        sales and other disposals;

o        indebtedness;

o        acquisitions;

o        investments; and

o        hedging.

INTEREST RATE AND FEES

         Facility B of the senior credit facility bore interest at a rate of Euribor plus 2.25% per year. Facility C bore interest at a rate of Euribor plus 2.50% per year. Facility D bore interest at a rate of Euribor plus 2.0%, reduced by 0.25% from the original interest of 2.25%. The margin for Facility D would have decreased to 1.75% after the repayment of 43% of the total drawings under Facilities A to D and F would have further decreased to 1.50% after the repayment of 65% of the total drawings under Facilities A to D and F. The interest rate for Facility E was the same as for Facility D. Facility F bore interest at a rate of Euribor plus 3.0% per year.

MANDATORY PREPAYMENT

         Mandatory prepayment in full was required if there was a material alteration of the corporate structure of Grohe Holding, including:

o the shareholders of Grohe Holding cease to own or hold in the aggregate less than 51% of the capital or voting rights to Grohe Holding;

o        Grohe Holding ceases to own or hold all shares in Grohe Consult GmbH;

o Grohe Beteiligungs ceases to own 99% of the capital or the voting rights in Friedrich Grohe;

o Grohe Holding ceases to be the sole general partner of Grohe Beteiligungs or Grohe Consult GmbH ceases to be the sole limited partner of Grohe Beteiligungs; or

o Grohe Beteiligungs ceases to own or hold all shares in Friedrich Grohe Geschaftsfuhrungs AG.

         Certain mandatory partial prepayments were required to be made, including:

o 100% of the Excess Cash Flow of Grohe Beteiligungs in any fiscal year, as defined in the senior credit facility;

o 75% of Grohe Group Excess Cash Flow of Friedrich Grohe and its consolidated subsidiaries in any fiscal year, as defined in the senior credit facility;

o any amounts received by Grohe Beteiligungs or Friedrich Grohe in connection with a refund of taxes

o any amounts received by Grohe Beteiligungs or Friedrich Grohe under an insurance policy, unless applied within three months against the loss for which such amounts were received; or

o proceeds from asset sales by Grohe Beteiligungs or Friedrich Grohe, other than in the ordinary course of business, not immediately reinvested in replacement assets.

         The senior credit facility defined "Excess Cash Flow" as the profit of Grohe Beteiligungs and Friedrich Grohe less:

         1. the aggregate amount of interest payable by Grohe Beteiligungs but deducting:
                  a. any commission, fees, discounts and other finance payments receivable by Grohe Beteiligungs under any interest rate or currency hedging instrument permitted by the senior credit facility; and
                  b. any interest receivable by Grohe Beteiligungs on any deposit or bank account; and
         2. any costs incurred by Grohe Beteiligungs under any interest rate or currency hedging instrument permitted by the senior credit facility; and
         3. the aggregate of scheduled repayments and mandatory prepayments of any indebtedness of Grohe Beteiligungs falling due; and
         4. costs, taxes and expenses incurred by Grohe Beteiligungs for the purpose of securing Grohe Beteiligungs' existence and good standing; and
         5.       permitted payments.

EVENTS OF DEFAULT

         The senior credit facility contained customary events of default, including:

o failure to make payments under the senior credit facility or certain related documents;

o        breach of covenants, including financial covenants;

o        breach of representations;

o        cross-default, in respect of indebtedness in excess of(euro)255,646;

o        insolvency, bankruptcy or similar events;

o change of control, as the term is defined in the senior credit facility; and

o        material adverse change.

NEW SENIOR CREDIT FACILITY

         As of March 31, 2003, we have repaid the senior credit facility and entered into a new senior credit facility, which we refer to as the new senior credit facility or new senior facility, with a syndicate of banks, for which Credit Suisse First Boston International and Merrill Lynch International are the arrangers. The following is a summary of the material provisions of the new senior credit facility.

GENERAL

         The new senior credit facility consists of four facilities: three term loan facilities, A1, A2 and B, in an aggregate amount of up to (euro)550.0 million, and the new revolving facility, in an aggregate amount of up to
(euro)50.0 million. Grohe Beteiligungs is the borrower under term loan facilities A2 and B; Friedrich Grohe is the borrower under term loan facility A1 and the new revolving facility. Upon the satisfaction of certain conditions described in the new senior credit facility, Friedrich Grohe may become the borrower under all or a portion of term loan facility A2, and Grohe Beteiligungs will be released as borrower for that portion of term loan facility A2 assumed by Friedrich Grohe. A wholly-owned subsidiary of Friedrich Grohe may become an additional borrower under the new revolving facility upon the satisfaction of certain conditions in the new senior credit facility. Term loan facilities A1 and A2 amortize semi-annually over approximately seven years with the final payment due on December 20, 2009. Facility B requires payments of interest at the end of each interest period and one bullet payment of principal on July 20, 2010.

SECURITY

         The indebtedness under the new senior facility will be secured by substantially all the assets of Grohe Beteiligungs and Friedrich Grohe including equity interests they hold in their respective subsidiaries.

         After an initial public offering of Grohe Holdings' shares and giving effect to the proceeds of such offering, if at the time of such initial public offering the ratio of Total Net Debt to EBITDA is less than 2.5 to 1, and no default has occurred and is continuing, then, in accordance with certain requirements, substantially all security interests in Grohe Beteiligungs' assets described above will be released. Thereafter, Grohe Beteiligungs and Friedrich Grohe have agreed under the new senior facility not to incur any liens on any of their assets unless such liens also secure the new senior facility.

COVENANTS

         The new senior credit facility contains customary operating and financial covenants, based on financial data produced under accounting principles generally accepted in Germany, including, without limitation:

o The requirement that the ratio of Consolidated Operating Cash Flow to Net Debt Service for the year prior to each March 31, June 30, September 30 and December 31 prior to the occurrence of a qualified public offering shall not be less than 1.0 to 1.

o The requirement to maintain the following minimum ratios of EBITDA to Consolidated Net Finance Charges for each financial quarter specified below which is before the occurrence of a qualified public offering:

                      Financial Quarter
                      -----------------
                      April 2003 - June 2003                        2.60 to 1
                      July 2003 - September 2003                    2.60 to 1
                      October 2003 - December 2003                  2.60 to 1
                      January 2004 - March 2004                     2.70 to 1
                      April 2004 - June 2004                        2.70 to 1
                      July 2004 - September 2004                    2.75 to 1
                      October 2004 - December 2004                  2.75 to 1
                      January 2005 - March 2005                     2.95 to 1
                      April 2005 - June 2005                        3.10 to 1
                      July 2005 - September 2005                    3.25 to 1
                      October 2005 - December 2005                  3.40 to 1
                      January 2006 - March 2006                     3.55 to 1
                      April 2006 - June 2006                        3.65 to 1
                      June 2006 - September 2006                    3.80 to 1
                      October 2006 - December 2006                  3.90 to 1
                      January 2007 - March 2007                     4.00 to 1
                      April 2007 - June 2007                        4.10 to 1
                      July 2007 - September 2007                    4.20 to 1
                      After September 30, 2007                      4.25 to 1

         After the occurrence of a qualified public offering, the above ratios shall be not less than 2.50 to 1 for each financial quarter or, for the purpose of the incurrence test referred to in paragraph (f) of the definition of permitted transaction in the new senior credit facility, 3.00 to 1.

o The requirement to remain under the following maximum ratios of Total Net Senior Debt to EBITDA, prior to the occurrence of a qualified public offering:

              Financial Quarter
              -----------------
              June 30, 2003                                 3.20 to 1
              September 30, 2003                            3.20 to 1
              December 31, 2003                             3.00 to 1
              March 31, 2004                                3.00 to 1
              June 30, 2004                                 2.90 to 1
              September 30, 2004                            2.85 to 1
              December 31, 2004                             2.75 to 1
              March 31, 2005                                2.75 to 1
              June 30, 2005                                 2.50 to 1
              September 30, 2005                            2.40 to 1
              December 31, 2005                             2.25 to 1
              March 31, 2006                                2.25 to 1
              June 30, 2006                                 2.00 to 1
              September 30, 2006                            1.90 to 1
              December 31, 2006                             1.75 to 1
              March 31, 2007                                1.75 to 1
              June 30, 2007                                 1.65 to 1
              September 30, 2007                            1.60 to 1
              December 31, 2007 and thereafter              1.50 to 1

o The requirement to remain under the following maximum ratios of Total Net Debt to EBITDA for each financial quarter specified below which is before the occurrence of a qualified public offering:

              Financial Quarter
              -----------------
              June 30, 2003                                 4.50 to 1
              September 30, 2003                            4.50 to 1
              December 31, 2003                             4.30 to 1
              March 31,2004                                 4.30 to 1
              June 30, 2004                                 4.20 to 1
              September 30, 2004                            4.15 to 1
              December 31, 2004                             4.10 to 1
              March 31, 2005                                4.10 to 1
              June 30, 2005                                 3.85 to 1
              September 30, 2005                            3.75 to 1
              December 31, 2005                             3.60 to 1
              March 31, 2006                                3.60 to 1
              June 30, 2006                                 3.30 to 1
              September 30, 2006                            3.15 to 1
              December 31, 2006                             3.00 to 1
              March 31, 2007                                3.00 to 1
              June 30, 2007                                 2.75 to 1
              September 30, 2007                            2.65 to 1
              December 31, 2007 and thereafter              2.50 to 1

o After the occurrence of a qualified public offering the maximum ratios of Total Net Debt to EBITDA for each financial quarter specified below will be:

              Financial Quarter
              -----------------
              June 30, 2003                                 4.00 to 1
              September 30, 2003                            4.00 to 1
              December 31, 2003                             4.00 to 1
              March 31, 2004                                4.00 to 1
              June 30, 2004                                 4.00 to 1
              September 30, 2004                            4.00 to 1
              December 31, 2004                             4.00 to 1
              March 31, 2005                                4.00 to 1
              June 30, 2005                                 4.00 to 1
              September 30, 2005                            4.00 to 1
              December 31, 2005                             4.00 to 1
              March 31, 2006                                4.00 to 1
              June 30, 2006                                 4.00 to 1
              September 30, 2006                            4.00 to 1
              December 31, 2006                             4.00 to 1
              March 31, 2007                                3.00 to 1
              June 30, 2007                                 3.00 to 1
              September 30, 2007                            3.00 to 1
              December 31, 2007 and thereafter              3.00 to 1

         In addition, the new senior credit facility includes covenants relating to limitations on:

o        sales and other disposals;

o        indebtedness;

o        acquisitions;

o        investments; and

o        hedging.

         The new senior credit facility defines "Consolidated Net Interest Expense" as Consolidated Net Finance Charges plus capitalized interest payable by Grohe Holding, Grohe Consult GmbH and Grohe Beteiligungs and its subsidiaries, or the Grohe Holding group, to any person which is not a member of the Grohe Holding Group.

         The new senior credit facility defines "Consolidated Net Finance Charges" as the aggregate amount of the consolidated interest, commission, fees, discounts, other finance payments and dividends payable or made by any member of the Grohe Holding group INCLUDING any commission, fees, discounts and other finance payments payable by any member of the Grohe Holding group under any interest rate hedging arrangement and excluding any capitalized interest but deducting (a) any commission, fees, discounts and other finance payments receivable by any member of the Grohe Holding group under any interest rate hedging instrument permitted by the new senior credit facility, (b) any interest receivable by any member of the Grohe Holding group on any deposit (including from time deposit investments) or bank account from any member outside the Grohe Holding group and (c) all fees and other finance payments incurred by any member of the Grohe Holding group in connection with the new senior credit facility, the purchase of Friedrich Grohe by Grohe Holding or any acquisition permitted by the new senior credit facility.

         The new senior credit facility defines "Consolidated Operating Cash Flow" as, in respect of the Grohe Holding group for any period (and on the basis that there is no double counting), EBITDA for that period:

         1. plus any increase or minus any decrease in provisions for liabilities other than short term liabilities (as defined in the new senior credit facility) and charges made in respect of that period;

         2. plus any decrease, or minus any increase, in short term assets (as defined in the new senior credit facility) during that period;

         3. plus any increase, or minus any decrease, in short term liabilities during that period;

         4. plus, to the extent not already taken into account of in EBITDA, the net proceeds of assets other than short term assets disposed of during that period;

         5.       minus any investment in fixed assets;

         6. plus any increase, or minus any decrease in special fixed assets items;

         7. plus any receipts by way of extraordinary or exceptional items and minus any payments by way of extraordinary or exceptional items, in each case, received or made during that period;

         8. minus any dividends actually paid in cash or cash dividends declared by any member of the Grohe Holding group to any person who is not a member of the Grohe Holding group during that period;

         9. plus any non-cash items charged or amortized and minus any non-cash items credited against the Grohe Holding Group's consolidated profit and loss account during that period (but excluding the items referred to in the definition of EBITDA);

         10.      plus, to the extent not already taken account of in EBITDA,
                  (i) all payments by any vendor to a member of the Grohe Holding group under any acquisition agreement relating to permitted acquisitions received in cash, in such period to the extent not applied in prepaying the term facilities and (ii) all payments received in cash in such period from any such vendor in respect of purchase price adjustments in respect of working capital, capital expenditure and other items set out in the acquisition agreement;

         11. plus, to the extent not already taken account of in EBITDA, income from participating interests in associated undertakings to the extent received in cash and minus any payment made to associated undertakings during that period;

         12. plus, to the extent not already taken account of in EBITDA, realized exchange gains and minus realized exchange losses during that period;

         13. minus the aggregate of all corporation or other similar taxes paid during that period;

         14. plus any amounts to the extent funded from indebtedness incurred pursuant to paragraphs (n) of the definition of permitted indebtedness in the new senior credit facility or, if and to the extent used to finance a permitted acquisition,
                  (m) of the definition of permitted indebtedness in the new senior credit facility, cash contributions (by the way of a capital increase or payment into the reserves in cash or in kind) made to Grohe Beteiligungs by its direct or indirect shareholders or by any loans granted to Grohe Beteiligungs or any of its restricted subsidiaries by a (direct or indirect) shareholder of Grohe Beteiligungs;

         15. plus any transaction costs paid in connection with the refinancing of the existing senior credit agreement and the repayment of certain of the shareholder loans, to the extent funded out of financial indebtedness (as defined in the new senior credit facility) incurred by Grohe Beteiligungs or any of its restricted subsidiaries or additional equity provided to Grohe Beteiligungs or any of its restricted subsidiaries.

         The new senior credit facility defines "EBITDA" as the aggregate of:

         1. the consolidated net income of the Grohe Holding group for that period after taking into account profit attributable to minority interests, before deducting:

                           a.       any provision on account of taxation;

                           b.       Consolidated Net Interest Expenses;

                           c.       depreciation;

                           d. amounts of the value attributed to goodwill or stepup written-off during such period or charged to the profit and loss account of the Grohe Holding group during such period; and

                           e. amounts amortized against, or charged to, the profit and loss account of the Grohe Holding group during such period in respect of fees, out of pocket costs and expenses and taxes incurred by any member of the Grohe Holding group in connection with the new senior credit facility, the purchase of Friedrich Grohe by Grohe Holding or any permitted acquisition under the new senior credit facility;

                                    and

                  2. any items treated as exceptional or extraordinary items.

         The new senior credit facility defines "Indebtedness for Borrowed Money" as financial indebtedness other than any indebtedness with respect of paragraphs (g) and (h) of the definition of such financial indebtedness.

         The new senior credit facility defines "Net Debt Service" as the aggregate of:

                  1.       Consolidated Net Finance Charges; and

                  2. the aggregate of scheduled and mandatory payments (except for mandatory prepayments from excess cash) of any Indebtedness for Borrowed Money falling due but excluding any amounts falling due under any Indebtedness for Borrowed Money referred to in paragraph (e) of the definition of permitted indebtedness under the new senior credit facility or under the new revolving facility other than any payments required to be made in permanent reduction of the new revolving facility and excluding the amount of any payment falling due under finance leases.

         The new senior credit facility defines "Operating Excess Cash Flow" as Consolidated Operating Cash Flow of Friedrich Grohe and its subsidiaries for the period in question minus:

                  1. (to the extent incurred by Friedrich Grohe and its subsidiaries) Net Debt Service (without double counting Consolidated Net Finance Charges) for such period;

                  2. the amount of distributions made by Friedrich Grohe to Grohe Beteiligungs (including by way of withdrawals from the partners' accounts) in such period up to the amount necessary for Grohe Beteiligungs (a) to meet its scheduled payment obligations falling due in such period under the new senior credit facility, (b) to make payments to Grohe Holding during such period, if such payments are permitted under the new senior credit facility, and
                           (c) to finance payments due by Grohe Beteiligungs during such period, to the extent such payment obligation was not incurred in breach of the finance documents (as defined in the new senior credit facility); and

                  3. the amount of distributions made by to minority shareholders of Friedrich Grohe or any of its subsidiaries (including by way of withdrawals from the partners' accounts) in such period provided that with regard to distributions to minority shareholders of Friedrich Grohe, Friedrich Grohe is obliged by law to make such distributions and allow such withdrawals.

         The new senior credit facility defines "Total Net Debt" as, at any time (without double counting), the aggregate amount of all obligations of any member of the Grohe Holding group for or in respect of Indebtedness for Borrowed Money other than any such obligation to any other member of the Grohe Holding group, including those in respect of shareholder loans, to the extent they constitute permitted indebtedness pursuant to paragraph (d) of the definition of permitted indebtedness in the new senior credit facility, subordinated Grohe Holding Shareholder loans and subordinated loans from Grohe Beteiligungs to Grohe Holding in respect of the shareholder loan refinancing, minus cash and cash equivalents held by Grohe Beteiligungs or any of its restricted subsidiaries and, only for the purpose of determining whether a qualifying public offering has occurred, net initial public offering proceeds.

         The new senior credit facility defines "Total Net Senior Debt" as, at any time (without double counting), the aggregate amount of all obligations of any Grohe Holding group member under the finance documents and the original senior credit facility minus cash and cash equivalents held by Grohe Beteiligungs or any of its restricted subsidiaries, including cash on the escrow account (and so that no amount shall be included or excluded more than once).

INTEREST RATE AND FEES

         Initially, term loan facilities A1 and A2 and the new revolving facility will bear interest at a rate of EURIBOR plus a margin of 2.25% per year and term loan facility B will bear interest at a rate of EURIBOR plus 2.75% per year. If any portion of the term loan facilities is in a currency other than euro, that portion will bear interest at a rate of LIBOR plus the applicable margin. At any interest payment date, the margin applicable to term loan facilities A1, A2 and B and the new revolving facility may be reduced if the ratio of Total Net Debt to EBITDA for the relevant period meets a certain threshold. The first possible reduction in margin will become applicable 12 months after Grohe Beteiligungs and Friedrich Grohe entered into the new senior facility. After a qualified public offering, the margin applicable to the new senior facility will be reduced by 0.25% if certain requirements are met, provided however that the applicable margin for term loan facilities A1 and A2 and the new revolving facility at no time will be less than 1.25%. The commitment fee for the new revolving facility is no more than 0.625% for the amount available under the new revolving facility.

MANDATORY PREPAYMENT

         The new senior facility will require, among other things, the following to be used to make partial prepayments:

o certain portions from Operating Excess Cash Flow of Friedrich Grohe and its subsidiaries in any fiscal year until the earlier of a qualified public offering or the time when the ratio of Total Net Debt to EBITDA falls below 2.5 to 1;

o any amounts received from a breach of contract, warranty or indemnity claim against a vendor or its affiliates in connection with certain acquisitions, unless applied to prepay bank debt that has been incurred to finance such acquisition or to replace, reinstate, or repair any damaged asset giving rise to such claim or paid to third parties as required in connection with such claim, in each case within 18 months;

o proceeds from asset sales, other than in the ordinary course of business, so long as such asset sale occurred prior to a qualified public offering; and

o any amounts received under an insurance policy claim, unless applied against the loss for which such amounts were received or such claim arose following a qualified public offering.

EVENTS OF DEFAULT

         The new senior facility contains customary event of default provisions, including, among others:

o failure to make payments under the new senior facility or certain related documents;

o breach of covenants, including financial covenants, and representations and warranties;

o cross-default in respect of indebtedness in excess of(euro)5.0 million with respect to payment defaults and cross-acceleration and(euro)10.0 million otherwise;

o adverse changes to the partnership agreements of Grohe Beteiligungs and Friedrich Grohe;

o        insolvency, bankruptcy or similar events, subject to minor exceptions;

o        certain changes in the corporate structure; and

o the occurrence of any event or circumstance that may have a material adverse effect on (a) the business, assets or financial condition of Grohe Beteiligungs and its restricted subsidiaries taken as a whole;
         (b) the ability of an obligor to perform its payment obligations under the finance documents; (c) the ability of Grohe Beteiligungs to meet its obligations under Clause 23 (Financial Covenants) of the new senior credit facility; or (d) the validity or enforceability of the finance documents or the rights or remedies of the agent, any arranger, the security agent, any lender, the hedge counterparties or any fronting bank under the finance documents.

UPSTREAM LOAN

         We used a portion of the proceeds of the new senior credit facility to repay a portion of our shareholder loans and to pay the consent solicitation payment to the holders of the 11.5% senior notes who consented to the amendments to and waivers of the provisions of the indenture under which we issued the 11.5% senior notes. Pursuant to a loan facility agreement, which we refer to as the upstream loan, Grohe Beteiligungs lent (euro)125.0 million to us. The upstream loan bears interest at a rate of 12% per year to July 31, 2006, at 14% per year from August 1, 2006 to July 31, 2009 and at 16% per year thereafter until it matures on November 30, 2011. We may prepay the upstream loan and the interest accrued on the upstream loan in whole or in part by setting off our right to withdraw profits from Grohe Beteiligungs. To the extent the upstream loan and the accrued interest accrued is not paid by set-off, we will repay those amounts on the earlier to occur of November 30, 2011 and the date on which all amounts payable in respect of our 11.5% senior notes have been repaid in full, which we refer to as the notes repayment date. No cash payments of interest are permitted prior to the notes repayment date. In accordance with the provisions of the indenture, we, Grohe Beteiligungs and the trustee entered into a subordination agreement. Under the subordination agreement, the upstream loan was subordinated to the 11.5% senior notes and Grohe Beteiligungs agreed not to exercise any remedies against us until the notes repayment date.

INDENTURE

GENERAL

         Grohe Holding issued (euro)200,000,000 of 11.5% Senior Notes, due November 15, 2010, pursuant to an indenture dated November 13, 2000 between Grohe Holding and The Bank of New York, London Branch, as trustee. The notes are unsecured obligations of Grohe Holding that rank equally with all of our other existing and future unsecured senior indebtedness and effectively rank junior to all of the existing and future indebtedness, including trade payables, of our subsidiaries.

OPTIONAL REDEMPTION

         On and after November 15, 2005, we are entitled at our option to redeem the notes at the redemption prices, plus accrued interest to the redemption date, set forth below (expressed as a percentage of principal amount) for the 12-month period commencing November 15th:

Period                                          Redemption Price
------                                          ----------------
2005......................................            105.750%
2006......................................            103.833%
2007......................................            101.917%
2008 and thereafter.......................              100.0%

         In addition, prior to November 15, 2003, we are entitled at our option to redeem up to 35% of the aggregate principal amount of the notes at a redemption price (expressed as a percentage of principal amount) of 111.5%, plus accrued interest, with the cash proceeds of a public equity offering so long as 65% of the notes remains outstanding immediately after the occurrence of each such redemption and such redemption occurs within 90 days after the date of such public equity offering.

         Finally, we may redeem all, but not less than all, of the notes at 100% of their principal amount plus accrued interest, if we become obligated to pay additional amounts due to certain developments affecting taxation.

MANDATORY REDEMPTION

         We are not required to make mandatory redemption or sinking fund payments on the notes. However, under circumstances, we may be required to purchase notes if there is a change of control or an asset sale.

ADDITIONAL AMOUNTS

         We are required to make all our payments under or with respect to the notes, free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the government of the Federal Republic of Germany or any political subdivision or any authority or agency therein or thereof having power to tax, or within any other jurisdiction in which we are organized or are otherwise resident for tax purposes or any jurisdiction from or through which payment is made, unless such withholding or deduction is required by law or by regulation or governmental policy of general application. In the event that any such withholding or deduction is so required, subject to certain exceptions, we will pay such additional amounts as will result in receipt by holders of the notes of such amounts as would have been received by them had no such withholding or deduction been required.

COVENANTS

         The indenture contains certain covenants including, among others, the following:

o        limitations on indebtedness;

o        limitations on restricted payments;

o        limitations on restrictions on distributions from restricted entities;

o limitations on the sale of assets and controlled entity equity interests;

o        limitations on affiliate transactions;

o limitations on the sale or issuance of equity interests of restricted entities;

o        limitations on liens;

o        limitations on sale/leaseback transactions;

o        limitations on guarantees of company indebtedness;

o limitations on making changes to the Grohe Beteiligungs partnership agreement, the corporate agreement and the trustee agreement;

o limitations on the sale, prepayment or modification of the intercompany loan and the subordination agreement;

o        limitations on business activities; and

o        limitations on merger and consolidation.

         The indenture also requires Grohe Holding to furnish to the noteholders and the trustee (1) all annual and quarterly financial information that would be required to be contained in a filing with the SEC on Forms 20-F and 10-Q if Grohe Holding were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual financial information, a report thereon by Grohe Holding's certified independent accountants; and (2) all current reports on Form 6-K that would be required to be filed with the SEC on Form 8-K if Grohe Holding were required to file Form 8-K (other than such reports that are required as a result of Regulation S sales of equity securities), such information to be furnished at the time such filings would have been required.

DEFAULTS

         The indenture contains customary events of default including:

o default in the payment of interest or additional amounts on the notes when due, continued for 30 days;

o default in the payment of principal of any note when due at its maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

o the failure by Grohe Holding to comply with its covenant regarding mergers and consolidations;

o the failure by Grohe Holding to comply for 30 days after notice with covenants regarding change of control (other than a failure to purchase notes), limitations on indebtedness, limitations on restricted payments, limitations on restrictions on distributions from restricted entities, limitation on sales of assets and controlled entity equity interests (other than a failure to purchase notes), limitations on affiliate transactions, limitations on the sale or issuance of equity interests of restricted entities, limitations on liens, limitations on sale/leaseback transactions, limitations on guarantees of company indebtedness, limitations on changes to the Grohe Beteiligungs partnership agreement, the corporate agreement and the trustee agreement, limitations on sale, prepayment or modification of the intercompany loan, limitations on business activities, or SEC reports;

o the failure by Grohe Holding to comply for 60 days after notice with its other agreements contained in the Indenture;

o indebtedness of Grohe Holding or any significant controlled entity (other than indebtedness of a securitization entity incurred in connection with a qualified securitization transaction which indebtedness is non-recourse indebtedness to Grohe Holding and its other restricted entities) is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such indebtedness unpaid or accelerated exceeds (euro)15.0 million;

o certain events of bankruptcy, insolvency or reorganization of Grohe Holding or a significant controlled entity; or

o any judgment or decree for the payment of money in excess of (euro)15.0 million is entered against Grohe Holding or a significant controlled entity, remains outstanding for a period of 60 consecutive days following such judgment or decree and is not discharged, waived or stayed within 10 days after notice.

         However, a default under the fourth, fifth and eighth points above will not constitute an event of default until the trustee if directed in writing by the holders of 25% in principal amount of the outstanding notes (subject to it being indemnified to its satisfaction) notifies Grohe Holding of the default and Grohe Holding does not cure such default within the time specified after receipt of such notice.

         If an event of default occurs and is continuing, the trustee at its discretion may, and if so directed by the holders of at least 25% in principal amount of the outstanding notes (subject in each case to it being indemnified to its satisfaction) declare the principal of and accrued but unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an event of default relating to certain events of bankruptcy, insolvency or reorganization of Grohe Holding occurs and is continuing, the principal of and interest on all the notes will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders of the notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences.

GOVERNING LAW

         The indenture and the notes are governed by, and construed in accordance with, English law. However, to the extent the indenture or the notes includes or is deemed to include provisions of the Trust Indenture Act, those provisions shall be performed and interpreted in accordance with that Act.

FIRST SUPPLEMENTAL INDENTURE

         On April 3, 2003, we and the trustee entered into a first supplemental indenture. The purpose of the first supplemental indenture was to amend the indenture to permit the refinancing of the senior credit facility with the new senior credit facility and to permit the repayment of the shareholder loans with a portion of the proceeds of the new senior credit facility. In addition, we may change our legal form from that of a limited liability company to that of a stock company, and, to do so, German law requires that we change our board composition to include members elected by employees of our subsidiaries. The first supplemental indenture amends the definition of shareholder-elected board so that we may change our board composition in this manner without triggering a change of control under the indenture

INTERCOMPANY LOAN

         Grohe Holding has loaned the proceeds from the issuance of the notes to its subsidiary Grohe Beteiligungs pursuant to an intercompany loan agreement dated October 26, 2000, which we refer to as the intercompany loan. The intercompany loan has the same interest, payment, default and maturity terms as the notes.

SUBORDINATION AGREEMENT

         Grohe Holding has agreed to subordinate its rights under its intercompany loan to Grohe Beteiligungs to the rights of the lenders under the senior credit facility pursuant to a subordination agreement dated October 26, 2000, which we refer to as the subordination agreement. In connection with the new senior credit facility, Grohe Holding has agreed to subordinate its rights under its intercompany loan to Grohe Beteiligungs to the rights of the lenders under the new senior credit facility pursuant to a subordination agreement dated March 17, 2003, which we refer to as the new subordination agreement.

         The following is a summary of the material provisions of the subordination agreement.

         Grohe Holding has agreed:

o not to receive or to take any action to obtain payment with respect to the intercompany loan, without regard to whether such payment is due and payable to Grohe Holding, except for payments set forth in "Permitted payments to Grohe Holding" below, and except as described below;

o to turn over any funds it receives under the intercompany loan, other than funds related to permitted payments described in "Permitted payments to Grohe Holding" below, to the agent under the senior credit facility until all amounts outstanding under the senior credit facility are repaid;

o that its claims under the intercompany loan will be subordinated and will rank junior to the claims of the lenders under the senior credit facility; and

o that while amounts are outstanding under the senior credit facility, it will not take any action to accelerate, enforce or otherwise exercise any remedy with respect to the intercompany loan. However, Grohe Holding may take any action to obtain payment, accelerate, enforce or otherwise exercise any remedy with respect to the intercompany loan if:

                  (1) the lenders under the senior credit facility have given their consent to such action,

                  (2) the lenders under the senior credit facility are taking the same or equivalent action in respect of their claims,

                  (3) insolvency proceedings have been commenced against Grohe Beteiligungs and it has not been demonstrated that the proceedings are without merit, or

                  (4) 120 days have passed after notification to the lenders under the senior credit facility that any event has arisen giving Grohe Holding the right to terminate the intercompany loan or accelerate payments under the intercompany loan.

         The new subordination agreement is substantially similar to the subordination agreement, except that Grohe Holding has agreed not to incur any financial indebtedness other than under shareholder loans which are fully subordinated to the new senior lender's claims or any other financial indebtedness unless Grohe Holding can demonstrate that after giving effect to this indebtedness the ratio of Total Net Debt to EBITDA is no more than the amounts described above. See "New Senior Credit Facility - Covenants".

PERMITTED PAYMENTS TO GROHE HOLDING
         Under the senior credit facility and the subordination agreement, subsidiaries of Grohe Holding are permitted to make payments to Grohe Holding in an aggregate amount sufficient for Grohe Holding to make any of the following payments:

o payments, other than payments which are subject to the restrictions described in the following paragraph, required by Grohe Holding to meet its obligations under the notes, the indenture, the registration rights agreement and certain related documents to the extent such payments are related to the issuance and exchange of the notes and exchange notes, including fees, costs and expenses relating to the offering, sale and exchange, financial reporting, listing, SEC registration and reporting, and on-going administration under these agreements; and

o payment by Grohe Holding of taxes, audit fees, legal expenses, management fees, directors' fees and other expenses and any other proper and necessary incidental expenses required to maintain its corporate existence.

Provided that the payments referred to above cannot exceed (euro)255,646 in any calendar year, except that in all cases necessary fees, costs and expenses in excess of the foregoing amount shall also be permitted upon provision of evidence satisfactory to the agent under the senior credit facility that the fees, costs and expenses exceeded such amount and were reasonably incurred in the relevant year.

         Subsidiaries of Grohe Holding are also permitted to make payments to Grohe Holding in an aggregate amount sufficient for Grohe Holding to pay interest, principal when due upon final maturity of the notes, additional interest, any tax gross-up payments and taxes in respect of the notes unless:

o there is an event of default with respect to any borrower failing to pay any amount under the senior credit facility when due which has not been cured within the applicable time frame; or

o after an event of default, other than a payment default, there is a "blocking period" in place.

         A "blocking period" can be instituted by the lenders or the agent to protect the lenders' rights under the senior credit facility. The blocking period will end after a period of 120 days or earlier if the agent gives notice to end the blocking period, if the event of default is waived or cured or if all amounts outstanding under the senior credit facility are repaid. Only one blocking period can be declared in any consecutive 360-day period, and only one blocking period can be declared in respect of the same event of default, unless cured for more than 180 days.

         The provisions of the new subordination agreement regarding permitted withdrawals are substantially similar to those of the subordination agreement, except that the amount that Grohe Holding can withdraw for ongoing administrative costs, including taxes, is (euro)2.0 million in any financial year. Amounts requested to be withdrawn in excess of (euro)2.0 million must be reasonably incurred and must be approved by the agent under the new senior credit facility. In addition, under the new subordination agreement Grohe Holding is permitted to make withdrawals for the following purposes:

o        in connection with the repayment in part of certain of the Shareholder
         Loans;

o to finance the cost of a qualifying public offering or listing up to(euro)4.0 million even if the listing fails;

o costs incurred in connection of the repayment in part of certain of the Shareholder Loans up to (euro)13.0 million;

o and, so long as the ratio of Total Net Debt to EBITDA is lower than 2.0 to 1 as of the end of the most recent financial quarter, no default has occurred and is continuing under the new senior credit facility and no listing or public offering of the shares has occurred, the payment of cash interest up to (euro)5.3 million.

PARTNERSHIP AGREEMENT AND TRUSTEE AGREEMENT

         We and Grohe Consult GmbH have entered into a partnership agreement dated October 26, 2000, which we refer to as the partnership agreement, pursuant to which Grohe Beteiligungs was formed, and a trustee agreement dated as of October 26, 2000, which we refer to as the trustee agreement, and, together with the partnership agreement, the formation agreements, to preserve our group structure and the relative rights of our creditors. Pursuant to the formation agreements, Grohe Consult GmbH is a limited partner of Grohe Beteiligungs and has only a nominal interest in Grohe Beteiligungs and holds such limited partnership interest in trust for us, the general partner.

CORPORATE AGREEMENT

         In connection with the senior credit facility, we, Grohe Consult GmbH, Grohe Beteiligungs and Dresdner Bank AG, as agent, agreed to use our best efforts, prior to any insolvency of the parties, to maintain our corporate structure pursuant to an agreement dated October 26, 2000, which we refer to as the corporate agreement. In connection with our new senior credit facility, we, Grohe Consult GmbH and Grohe Beteiligungs entered into a new corporate agreement dated March 17, 2003, which we refer to as the new corporate agreement. Pursuant to the new corporate agreement, the parties agreed to maintain a structure that establishes a ranking between the various debt instruments of the Grohe group and that the Grohe Beteiligungs partnership agreement only will be amended with the prior consent of the agent of the lenders under the new senior credit facility.

LONG-TERM DEBT TO RELATED PARTIES AND SHAREHOLDERS

         Long term-debt to related parties and shareholders amounted to
(euro)172.7 million as of December 31, 2002. As these loans bear interest at 5% per year which is below market rate, interest on the loans has been imputed for accounting purposes using an appropriate discount rate of 11.5%. The principal amount of loans provided by related parties and shareholders as of December 30, 2002 was (euro)259.6 million. As of the date of this report, we have repaid an aggregate total of (euro)200.0 million of our long-term debt to related parties and shareholders. Payments may not be made prior to the full settlement of all claims of the creditors under the senior credit facility and, except as described below, the notes. Long-term debt to related parties and shareholders are subordinated to the notes and cannot be accelerated or terminated by the lenders prior to the maturity or repayment of the notes. The long-term debt to related parties and shareholders is subordinated to all our indebtedness, and we may not repay the long-term debt to related parties and shareholders except to the extent permitted by the indenture.

OTHER CREDIT FACILITIES OF FRIEDRICH GROHE AND SUBSIDIARIES

         In addition to the facilities available to it under the senior credit facility, Friedrich Grohe has as of December 31, 2002:

o undrawn credit facilities, excluding guarantee facilities, of(euro)8.3 million.

         Certain of the subsidiaries of Friedrich Grohe have:

o        undrawn credit facilities amounting to approximately(euro)10.7 million;
         and

o secured and unsecured borrowings amounting to approximately(euro)21.8 million.

10.D.    EXCHANGE CONTROLS

         The euro is a fully convertible currency. There are, except in limited embargo circumstances, currently no legal restrictions in Germany on international capital movements and foreign exchange transactions that would prevent us from transferring capital or remitting dividends or other payments to holders of our senior notes or shareholders who are not residents or citizens of Germany. For statistical purposes only, we, like every individual or corporation residing in Germany, must report to the German Central Bank (DEUTSCHE BUNDESBANK), subject only to immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany (non-residents) if the payment exceeds (euro)12,500 (or the equivalent in a foreign currency). In addition, German residents, including corporations, but excluding financial institutions, must report any claims against or liabilities payable to non-residents that in the aggregate exceed (euro)1.5 million (or the equivalent in a foreign currency) at the end of any one month.

10.E.    TAXATION

                     U.S. FEDERAL INCOME TAX CONSIDERATIONS

         The following discussion summarizes the material US Federal income tax considerations which may be relevant to the ownership and disposition of our notes by US holders, and is based upon the provisions of the US Internal Revenue Code of 1986, as amended, the applicable US Treasury regulations promulgated or proposed thereunder, judicial authority and current administrative rulings and practice. Legislative, judicial or administrative changes or interpretations may be forthcoming that may be retroactive and that could alter or modify the continued validity of the following statements and conclusions. You are a US holder if you are a resident of the United States for purposes of the income tax convention between the United States and Germany and are fully eligible for benefits under the treaty. This summary deals only with US holders who will hold the notes as capital assets. This summary does not address considerations which may be relevant to you if you are an investor who is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities who elects mark-to-market treatment, person who will hold the notes as a hedge against currency risk or as a position in a "straddle" or conversion transaction, tax-exempt organization or a person whose "functional currency" is not the US dollar.

         In general, you will be entitled to treaty benefits, and therefore will be a US holder, if you are:

o an individual US resident, a US corporation or a partnership, estate or trust to the extent your income is subject to taxation in the United States in your hands or in the hands of your partners or beneficiaries;

o        not also a resident of Germany for German tax purposes; and

o not subject to an anti-treaty shopping article which applies in limited circumstances.

         The treaty benefits discussed below generally are not available to you if you hold the notes in connection with the conduct of a business through a permanent establishment, or the performance of personal services through a fixed base, in Germany. This summary does not discuss the treatment of such holders. This summary is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect continued validity of this summary.

         You should consult your tax adviser about the tax consequences of holding the notes, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local or other tax laws.

INTEREST ON THE NOTES

         Payments or accruals of interest on the notes will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts, in accordance with your regular method of tax accounting.

         If you use the cash method of tax accounting, the amount of interest income you will realize will be the US dollar value of the interest payment in euros based on the spot rate of exchange in effect on the date you receive the payment, regardless of whether you convert the payment into US dollars. You generally will not have an exchange gain or loss on the interest payment, but you may have an exchange gain or loss when you dispose of any euros you receive.

         If you are an accrual-basis US holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period or, with respect to an interest accrual period which spans two taxable years, at the average exchange rate for the partial period within the taxable year. Alternatively, as an accrual-basis US holder, you may elect to translate all interest income at the spot rate on the last day of the accrual period (or the last day of the taxable year, in the case of an accrual period which spans more than one taxable year) or on the date on which you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election, you must apply it consistently to all debt instruments from year to year, and you cannot change the election without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes, you will recognize foreign currency gain or loss on the receipt of an interest payment in euros if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the notes.

PURCHASE, SALE AND RETIREMENT OF THE NOTES

         Initially, your tax basis in a note generally will equal the cost of the note to you. The cost to you (and therefore generally your initial tax basis) will be the US dollar value of the purchase price in euros on the date of purchase, calculated at the exchange rate in effect on that date. If the note is traded on an established securities market and you are a cash-basis taxpayer (or if you are an accrual-basis taxpayer that makes a special election), you will determine the US dollar value of the cost of the note by translating the amount of euros that you paid for the note at the spot rate of exchange on the settlement date of your purchase. If you convert US dollars into euros and then immediately use those euros to purchase a note, you generally will not have any taxable gain or loss as a result of the conversion or purchase.

         When you sell or exchange a note, or if a note that you hold is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (less any accrued interest, which will be subject to tax in the manner described above under "Interest on the Notes") and your tax basis in the note. If you sell or exchange a note for euros, or receive euros on the retirement of a note, the amount you will realize for US tax purposes generally will be the dollar value of the euros which you receive calculated at the exchange rate in effect on the date the note is disposed of or retired. If you dispose of a note that is traded on an established securities market and you are a cash-basis US holder (or if you are an accrual-basis holder that makes a special election), you will determine the US dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

         The special election available to you if you are an accrual-basis taxpayer in respect of the purchase and sale of notes traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the US Internal Revenue Service.

         Except as discussed below with respect to foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a note will generally be a capital gain or loss. The gain or loss on the sale, exchange or retirement of a note will be a long-term capital gain or loss if you have held the note for more than one year on the date of disposition. Net long-term capital gain recognized by an individual US holder generally will be subject to a maximum tax rate of 20%. The ability of a US holder to offset capital losses against ordinary income is limited.

         Despite the foregoing, the gain or loss which you recognize on the sale, exchange or retirement of a note will generally be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the note. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the note.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         The Paying Agent must file information returns with the US Internal Revenue Service in connection with note payments made to certain US persons. If you are a US person, you generally will not be subject to a US backup withholding tax on such payments if you provide your taxpayer identification number to the Paying Agent. You also may be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the notes. If you are not a US person, you may have to comply with certification procedures to establish that you are not a US person in order to avoid information reporting and backup withholding tax requirements.

                            GERMAN TAX CONSIDERATIONS

         The following discussion summarizes certain aspects of German taxation which may be relevant to holders of notes that are individuals who will hold the notes as private capital assets. This summary does not address considerations which may be relevant to non-individual holders or to individual holders that hold notes in a business. This summary addresses the following situations:

o holders who are a resident of Germany for German income tax purposes according to the specific rules of the German income tax act, or

o holders who are not a resident of Germany for German income tax purposes and do not hold, directly or indirectly, or together with other parties with whom you have pooled your shareholding in Grohe Holding, more than 25% of the issued share capital of Grohe Holding.

         If you are a German citizen, but are not a resident of Germany for German income tax purposes, different tax rules may apply unless you have permanently resided outside of Germany for more than ten years.
 These tax rules will depend on, among other things, your residency and the tax treaty between your country of residence and Germany.

         This summary is based upon German law and tax treaties in effect as of the date of this report and may be subject to changes, possibly with retroactive effect. This summary does not purport to include a comprehensive description of all the German tax consequences which may be relevant to you and does not discuss all considerations relevant to classes of investors subject to special tax rules, including holders of definitive (or certificated) notes or coupons. You should consult your own advisers regarding the tax consequences of the purchase, ownership and disposition of the notes in light of your particular circumstances.

INTEREST ON THE NOTES

         If you are not a resident of Germany for German income tax purposes, all payments of interest, including accrued interest, and principal to you under the notes may be made free of withholding or deduction of, for, or on account of, any taxes of whatsoever nature imposed, levied, withheld, or assessed by Germany or any political subdivision or taxing authority in Germany.

         If you are a resident of Germany for German income tax purposes, the interest income is subject to German income taxation. In addition, a 5.5% solidarity surcharge on that income tax is applicable. A church tax may also be payable. Furthermore, if the notes are held in custody of a German bank or a German financial service provider, this bank or financial service provider is required to deduct 30% withholding tax (ZINSABSCHLAGSTEUEr) plus, based on the withholding tax, a 5.5% solidarity surcharge from any interest payments to you. These tax payments can be credited against your own German income tax for the year in which interest has been paid.

         A special withholding tax of 35% plus, based on the withholding tax, 5.5% solidarity surcharge may become due for resident or non-resident holders of definitive (certificated) notes or coupons if interest coupons are not in custody of a German bank or financial service provider and are presented to a German bank or financial service provider.

CAPITAL GAINS

         If you are not a resident of Germany for income tax purposes, gains realized on the sale or other disposition of notes will not be subject to German tax.

         If you are a resident in Germany for income tax purposes, under current tax law, capital gains realized on the sale or other disposition of notes are not subject to capital gains taxation, unless you sell the notes within one year of their acquisition.

CAPITAL LOSSES

         If you are not a resident in Germany for income tax purposes, capital losses on the sale or other disposition of notes or as a result of an insolvency of the debtor cannot be offset against any other income which is subject to German tax. If you are a resident in Germany for income tax purposes, capital losses on the sale or other disposition of notes or as a result of an insolvency of the debtor cannot be offset against other income, unless they arise within one year of acquiring the notes. Even losses incurred during the one year period only can be offset in very limited situations. For example, it is not possible to offset these losses against taxable interest income from the notes.

INHERITANCE AND GIFT TAXES

         A transfer of the notes by a gift or by reason of death only will be subject to German gift or inheritance tax if you are, or your heir, donee or other beneficiary is, a German resident for German gift or inheritance tax purposes according to the specific rules of the German Gift and Inheritance Tax Act. This treatment also can apply if you are, or your heir, donee or other beneficiary is, a German citizen but not resident for German gift or inheritance tax purposes, unless such person has permanently stayed outside Germany for more than ten years. As several personal allowances and different tax rates exist under the German Inheritance and Gift Tax Act, you should consult your professional tax advisers with respect to specific gift and inheritance tax issues.

OTHER GERMAN TAXES

         No German transfer, stamp, turnover or other similar taxes will be payable upon the issue, purchase or sale of the notes.

CHANGES IN THE EUROPEAN UNION "SAVINGS DIRECTIVE"

         On January 21, 2003, the Council for Economic and Financial Affairs of the European Union, consisting of the ministers for economic affairs and for finance of all 15 member states of the European Union, agreed to amend the EU "Savings Directive". Under this amendment, in the case of interest payments to natural persons, a "disbursing agent" in one EU member state will be required to supply information concerning the interest payments to the competent authority of the other EU member state where the recipient of such payments is tax resident. These rules will not apply in Austria, Belgium and Luxembourg. Instead, Austria, Belgium and Luxembourg, as well as Switzerland and Andorra, Liechtenstein, Monaco and San Marino, will be obligated to introduce a withholding tax on interest of 15% from 2004 through 2006, 20% from 2007 through 2009 and 35% beginning in 2010. We believe that it is likely that this amendment will become effective as of January 1, 2005, provided that Andorra, Liechtenstein, Monaco, San Marino, Switzerland and some dependent and associated overseas areas of EU member states have enacted corresponding rules into their domestic law before that date.

         Under the aforementioned conditions, and based on the draft of the EU savings directive in effect as of July 18, 2001, disbursing agents in Austria, Belgium and in Luxembourg who pay interest to beneficial owners of our notes who are (i) natural persons and (ii) resident in a EU member state other than the state in which the disbursing agents reside are required to deduct the withholding tax from the interest payments, unless the beneficial owner provides to the respective disbursing agent (i) a declaration in which he expressly agrees that the disbursing agent can exchange the required information with the competent authority in the EU member state of residence of the beneficial owner or (ii) a document approved by the competent authority of the respective EU member state in which the name, address, tax or other identification number, date and location of birth, name and address of the disbursing agent and the account or number of the note are disclosed.

10.F.    DIVIDENDS AND PAYING AGENTS

         Not applicable.

10.G.    STATEMENTS BY EXPERTS

         Not applicable.

10.H.    DOCUMENTS ON DISPLAY

         You may inspect the documents concerning us referred to in this report at the Securities and Exchange Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at their regional offices located at 223 Broadway, New York, New York 10279 and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. These and any other documents that we have filed with the SEC since November 27, 2002 are also publicly available through the SEC website at WWW.SEC.GOV.

10.I.    SUBSIDIARY INFORMATION

         Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         All amounts in Item 11 are in thousands of euro except where indicated.

         Our exposure to market risk is comprised of interest rate risk, foreign exchange risk and commodity price risk. In order to manage this market risk exposure we enter into interest rate and foreign currency derivative contracts as well as fixed-price commodity purchase commitments. We do not have any trading or speculative activity in derivative financial instruments.

INTEREST RATE SENSITIVITY

         We have a significant variable rate senior secured credit facility and as a result could be significantly affected by changes in interest rates. Changes in interest rates affect the interest paid on debt. To mitigate the effect of changes in interest rates, we have entered into interest rate swap and collar agreements.

         The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and the EURIBOR plus margin or fixed interest rates by expected maturity dates. For interest rate swaps and collars, the table presents notional amounts, the applicable variable rates and pay, receive, cap and floor rates by contractual maturity dates. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract.

                                       INTEREST RATE SENSITIVITY AS OF DECEMBER 31, 2002
                 PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY, AVERAGE INTEREST SWAP, CAP AND FLOOR RATES

                                                                                                                     Fair Value
                                                                                                                    December 31,
                                          2003       2004       2005       2006      2007    Thereafter   Total         2002
                                       ---------------------------------------------------------------------------------------------
Short-term debt to banks
  denominated in Japanese yen;
  average fixed rate at 0.93%.......     4,018          0          0         0         0           0     4,018            4,018

Long-term debt to banks; variable
  rate at 2.0% - 3.0% above EURIBOR.    64,423     75,160     82,829   113,004         0           0   335,416          335,416

Long-term debt to banks; fixed
  rates at 4.95% to 7.25%...........     8,761      3,369        693       697       701       3,501    17,722           18,197

Long-term debt to shareholders and
  related parties; fixed rate at
  5.0%..............................         0          0          0         0         0     304,672   304,672          172,674

Original notes; fixed rate at 11.5%.         0          0          0         0         0     200,000   200,000          227,000

INTEREST RATE DERIVATIVE FINANCIAL INSTRUMENTS:
----------------------------------------------

Combined interest rate swap and
  cap agreements;
   Notional amount..................    28,632     53,941          0         0         0           0    82,573          (1,663)

                            Pay rate is 5-year swap rate for 6-months EURIBOR with a cap at 5.07%;
                                               receive rate is 3-months EURIBOR
Combined interest rate swap and
  cap agreements;
   Notional amount..................         0     63,912          0         0         0           0    63,912          (1,330)

                           Pay rate is 5-year swap rate for 3-months EUROLIBOR with a cap at 4.99%;
                                                receive rate is 3-months LIBOR

Interest Rate Collar;
   Notional Amount..................    35,790    164,892          0         0         0           0   200,682          (4,151)

                                               Basis rate is 6-months EURIBOR;
                           cap rate is 5,20% (8.00% in case 6-months EURIBOR is higher than 8.00%);
                                                     floor rate is 3.00%

                                        INTEREST RATE SENSITIVITY AS OF DECEMBER 31, 2001
                  PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY, AVERAGE INTEREST SWAP, CAP AND FLOOR RATES

                                                                                                                        Fair Value
                                                                                                                       December 31,
                                         2002       2003       2004       2005      2006     Thereafter      Total         2001
                                     ----------------------------------------------------------------------------------------------
Short-term debt to banks
  denominated in Japanese yen;
  average fixed rate at 0.94%.......    4,313         0           0          0        0             0        4,313          4,313

Long-term debt to banks; variable
  rate at 2.25% - 4.50% above
  EURIBOR...........................   47,550    64,423      75,160     82,829  138,027             0      407,989        407,989

Long-term debt to banks; fixed
  rates at 4.95% to 7.25%...........    5,157     4,833       8,338        693      697         4,202       23,919         23,977

Long-term debt to shareholders
  and related parties; fixed rate
  at 5.0%...........................        0         0           0          0        0       291,511      291,511        154,864

Original notes; fixed rate at
  11.5%.............................        0         0           0          0        0       200,000      200,000        217,000

INTEREST RATE DERIVATIVE FINANCIAL INSTRUMENTS:
----------------------------------------------

Combined interest rate swap and
cap agreements;
   Notional amount..................   63,145    28,632      53,941          0        0             0      145,718        (2,394)

                             Pay rate is 5-year swap rate for 6-months EURIBOR with a cap at 5.07%;
                                                receive rate is 3-months EURIBOR

Combined interest rate swap and
cap agreements;
   Notional amount..................        0         0      63,912          0        0             0       63,912        (1,280)

                            Pay rate is 5-year swap rate for 3-months EUROLIBOR with a cap at 4.99%;
                                                 receive rate is 3-months LIBOR

Interest Rate Collar;
   Notional Amount..................        0    35,790     164,892          0        0             0      200,682        (1,466)

                                                Basis rate is 6-months EURIBOR;
                            cap rate is 5,20% (8.00% in case 6-months EURIBOR is higher than 8.00%);
                                                      floor rate is 3.00%


EXCHANGE RATE SENSITIVITY

         We are in business in approximately 130 countries outside the European Union and operate in more than 10 currencies. During the year ended December 31, 2002, we generated approximately 30% of our revenues in currencies other than euro. Since production costs are mainly measured in euro the risk from foreign currency exposure is essentially related to sales denominated in foreign currencies. The currency exposure relates primarily to the US dollar and to a lesser extend to the Japanese yen and British pound, resulting from sales to the United States, the Middle and Far East, Japan, and the United Kingdom. Currency exposure from sales in other currencies is insignificant. In 2002 our sales denominated in US dollar amounted to (euro)196.7 million.

         It is our foreign exchange risk management policy to mitigate the risk from exchange rate fluctuations on foreign currency denominated sales by entering into hedging transactions. We reduce the risk on our cash flows from anticipated sales and accounts receivables in foreign currencies by entering into foreign currency derivative contracts to sell the foreign currency amounts which will be received from sales in foreign currencies at a fixed euro to foreign currency exchange rate. This policy has been set up to enable management to plan future euro cash flows from sales and related accounts receivables. The maximum length of time to hedge the exposure from forecasted sales is twelve months. The derivative contracts that we enter into may exceed this twelve-month period by the expected collection period for the related accounts receivables of up to six months. As the euro to US dollar exchange rate for the years 2000, 2001, and 2002 was considerably higher than the budgeted rate for the respective years, management decided to cover nine to twelve months of anticipated sales in addition to cash flows from foreign currency accounts receivables.

         As a majority of the foreign currency derivatives is related to future sales, and the fair market valuation of such derivatives is highly dependent on the exchange rate at the balance sheet date, gains and losses from such derivatives due to currency exchange rate fluctuations may be significantly higher than the foreign currency gains and losses resulting from the settlement and valuation of foreign currency receivables. Accordingly, fluctuations in currency exchange rates may have a negative effect on our business, financial condition and results of operations. Before January 1, 2003, we did not apply hedge accounting. Accordingly, we directly included in income gains and losses resulting from changes in fair market value of foreign currency derivative contracts. Beginning on January 1, 2003, we have applied hedge accounting for most of our currency derivatives used to hedge sales transactions. Gains and losses resulting from changes in fair market value of derivatives specifically designated to hedge projected sales will generally be reported as a component of other comprehensive income or loss, as the case may be, and reclassified into earnings in the same period during which the hedged forecasted sales transaction affects earnings. Based on a notional amount of US dollar foreign currency derivatives of (euro)135.0 million at December 31, 2002, (euro)152.1 million at December 31, 2001, and (euro)184.8 million at December 31, 2000, a hypothetical 10% increase in the euro to US dollar exchange rate would reduce the fair value of our US dollar foreign currency derivatives by approximately (euro)13.5,
(euro)15.2 million and (euro)18.5 million, respectively and would result in corresponding losses.

         The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in foreign exchange rates, by functional currencies. For debt obligations, the table presents principal payments and the applicable currencies. For foreign currency forwards and options, the table presents notional amounts and average settlement rates and the applicable currency. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract.

         Carrying amounts for our foreign currency accounts receivable and accounts payable approximate fair value and, therefore, are not presented below.

                                    FOREIGN CURRENCY SENSITIVITY AS OF DECEMBER 31, 2002
                         PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY, AVERAGE SETTLEMENT RATES

                                                                                                                   Fair value
                                                                                                                  December 31,
                                                2003      2004      2005     2006     2007   Thereafter   Total       2002
                                              ----------------------------------------------------------------------------------
Short-term debt to banks denominated in
Japanese yen; average fixed rate at 0.93%...   4,018         0        0         0       0          0     4,018         4,018

Long-term debt to banks denominated in
Thailand Baht; fixed rate at 7.25%..........   4,570         0        0         0       0          0     4,570         4,602
                                                                                                               --------------
Total debt denominated in foreign
currencies..................................                                                                           8,620
                                                                                                               ==============

EXCHANGE RATE DERIVATIVE FINANCIAL INSTRUMENTS:
----------------------------------------------

Pay US$ / receive euro forwards                                                                                       13,975
-------------------------------                                                                                -------------
  Number of individual contracts............      30        11        0         0       0          0        41
  Average notional amount ..................   3,287     3,307        0         0       0          0     3,292
  Total notional amount of US$ contracts....  98,602    36,378        0         0       0          0   134,980
  Average settlement rate (euro/US$)........  1.0891    1.0055        0         0       0          0    1.0666
  For information purposes:
   Exchange rate at December 31, 2002
   (euro/US$)...............................                                                            0.9573


Pay Japanese yen / receive euro forwards                                                                                 577
----------------------------------------
  Number of individual contracts............       8         0        0         0       0          0         8
  Average notional amount ..................     804         0        0         0       0          0       804
  Total notional amount of yen contracts....   6,429         0        0         0       0          0     6,429
  Average settlement rate (euro/100 yen)....  0.8847         0        0         0       0          0    0.8847
  For information purposes:
   Exchange rate at December 31, 2002
   (euro/100 yen)...........................                                                            0.8037

Pay British pound / receive euro forwards                                                                                271
-----------------------------------------
  Number of individual contracts............       9         5        0         0       0          0        14
  Average notional amount ..................   1,167     1,288        0         0       0          0     1,210
  Total notional amount of GBP contracts....  10,501     6,439        0         0       0          0    16,940
  Average settlement rate (euro/GBP)........  1.5514    1.5432        0         0       0          0    1.5483
  For information purposes:
   Exchange rate at December 31, 2002
   (euro/GBP)...............................                                                            1,5330

Pay Canadian collar / receive euro forwards                                                                              662
-------------------------------------------
  Number of individual contracts............      21         5        0         0       0          0        26
  Average notional amount ..................     269       292        0         0       0          0       274
  Total notional amount of CAD contracts....   5,652     1,459        0         0       0          0     7,111
  Average settlement rate (euro/CAD)........  0.6656    0.6434        0         0       0          0    0.6610
  For information purposes:
   Exchange rate at December 31, 2002
   (euro/CAD)...............................                                                            0.6078
                                                                                                               --------------
   Subtotal Japanese yen, British pound
     and Canadian dollar exchange rate
     derivative financial instruments.......                                                                           1,510
                                                                                                               --------------

   Total exchange rate derivative
     financial instruments..................                                                                          15,485
                                                                                                               ==============

         Out of the total notional amount of exchange rate derivative financial instruments of (euro)165,460 as of December 31, 2002, (euro)134,980 were related to US dollar forward contracts. The notional amount of US dollar foreign currency forwards of (euro)134,980 is used to economically hedge ten months of anticipated sales of (euro)134 million projected for the year ended December 31, 2003 and accounts receivables of (euro)21.3 million denominated in US dollar as of December 31, 2002. Notional amounts of foreign currency forwards of (euro)30,480 were used to economically hedge sales denominated in British pound, Japanese yen and Canadian dollar and respective accounts receivables. Aggregated anticipated sales denominated in British pound and Japanese yen projected for the year ended December 31, 2003 amount to
(euro)27.8 million.

                                   FOREIGN CURRENCY SENSITIVITY AS OF DECEMBER 31, 2001
                        PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY, AVERAGE SETTLEMENT RATES

                                                                                                                  Fair value
                                                                                                                   December
                                                2002      2003      2004     2005      2006    Thereafter Total    31, 2001
                                              --------------------------------------------------------------------------------
Short-term debt to banks denominated in
   Japanese yen; average fixed rate at
   0.94%....................................   4,313         0        0         0        0         0     4,313       4,313

Long-term debt to banks denominated in
   Thailand baht; fixed rate at 7.25%.......     732       732    5,860         0        0         0     7,324       7,324
                                                                                                               ------------
Total debt denominated in foreign
currencies..................................                                                                        11,637
                                                                                                               ============

EXCHANGE RATE DERIVATIVE FINANCIAL INSTRUMENTS:
-----------------------------------------------

Pay US$ / receive euro forwards                                                                                    (3,497)
-------------------------------                                                                                ------------
  Number of individual contracts............      33         0        0         0        0         0        33
  Average notional amount ..................   4,609         0        0         0        0         0     4,609
  Total notional amount of US$ contracts.... 152,101         0        0         0        0         0   152,101
  Average settlement rate (euro/US$)........  1.1143         0        0         0        0         0    1.1143
  For information purposes:
   Exchange rate at December 31, 2001
   (euro/US$)...............................                                                            1.1296


Pay Japanese yen / receive euro forwards                                                                               492
----------------------------------------
  Number of individual contracts............       7         0        0         0        0         0         7
  Average notional amount ..................     760         0        0         0        0         0       760
  Total notional amount of yen contracts....   5,320         0        0         0        0         0     5,320
  Average settlement rate (euro/100 yen)....  0.9673         0        0         0        0         0    0.9673
  For information purposes:
   Exchange rate at December 31, 2001
   (euro/100 yen)...........................                                                            0.8626

Pay British pound / receive euro forwards                                                                               44
-----------------------------------------
  Number of individual contracts............      12         0        0         0        0         0        12
  Average notional amount ..................   1,191         0        0         0        0         0     1,191
  Total notional amount of GBP contracts....  14,289         0        0         0        0         0    14,289
  Average settlement rate (euro/GBP)........  1.6424         0        0         0        0         0    1.6424
  For information purposes:
   Exchange rate at December 31, 2001
   (euro/GBP)...............................                                                            1.6364
                                                                                                               ------------
   Subtotal Japanese yen and British
     pound exchange rate derivative
     financial instruments..................                                                                           536
                                                                                                               ------------

   Total exchange rate derivative
     financial instruments..................                                                                       (2,961)
                                                                                                               ============

         Out of the total notional amount of exchange rate derivative financial instruments of (euro)171,710 as of December 31, 2001, (euro)152,101 were related to US dollar forward contracts. The notional amount of US dollar foreign currency forwards of (euro)152,101 is used to economically hedge eight months of anticipated sales of (euro)185.9 million projected for the year ended December 31, 2002 and accounts receivables of (euro)32.3 million denominated in US dollar as of December 31, 2001. Notional amounts of foreign currency forwards of (euro)19,609 were used to economically hedge sales denominated in British pound and Japanese yen and respective accounts receivables. Aggregated anticipated sales denominated in British pound and Japanese yen projected for the year ended December 31, 2002 amounted to
(euro)45.8 million.

                                   FOREIGN CURRENCY SENSITIVITY AS OF DECEMBER 31, 2000
                        PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY, AVERAGE SETTLEMENT RATES

                                                                                                           Fair value
                                                                                        There-              December
                                           2001      2002     2003     2004      2005   after      Total    31, 2000
                                          -------------------------------------------------------------------------------
Short-term debt to banks denominated in
   Japanese yen; average fixed rate at
   1.33%..................................4,670      0         0        0         0        0         4,670     4,670

Long-term debt to banks denominated in
   Thailand baht; fixed rate at 8.25%
   (7.25% from June 1, 2001 on)...........713        713       6,376    0         0        0         7,802     7,802
                                                                                                               ------------
Total debt denominated in foreign
   currencies.............................                                                                     12,472
                                                                                                               ============

EXCHANGE RATE DERIVATIVE FINANCIAL INSTRUMENTS:
-----------------------------------------------

Pay US$ / receive euro forwards                                                                                2,754
-------------------------------
  Number of individual contracts..........37         0         0        0         0        0         37
  Average notional amount.................3,550      0         0        0         0        0         3,550
  Total notional amount of US$ contracts..131,350    0         0        0         0        0         131,350
  Average settlement rate (euro/US$)......1.0784     0         0        0         0        0         1.0784
  For information purposes:
   Exchange rate at December 31, 2000
   (euro/US$).............................                                                           1.0716

Pay US$ / receive euro options                                                                                 1,683
------------------------------
  Number of individual options............5          0         0        0         0        0         5
  Average notional amount ................10,686     0         0        0         0        0         10,686
  Total notional amount of US$ options....53,430     0         0        0         0        0         53,430
  Average strike price (euro/US$).........1.0686     0         0        0         0        0         1.0686
  For information purposes:
   Exchange rate at December 31, 2000
   (euro/US$)...............................                                                         1.0716
                                                                                                               ------------
   Subtotal US dollar derivative                                                                               4,437
     financial Instruments..................                                                                   ------------

Pay Japanese yen / receive euro forwards                                                                       1,127
----------------------------------------
  Number of individual contracts...........17        0         0        0         0        0         17
  Average notional amount .................592       0         0        0         0        0         592
  Total notional amount of yen contracts...10,064    0         0        0         0        0         10,064
  Average settlement rate (euro/100 yen)...1.0710    0         0        0         0        0         1.0710
  For information purposes:
   Exchange rate at December 31, 2000
   (euro/100 yen)...........................                                                         0.9340

Pay British pound / receive euro forwards                                                                      782
-----------------------------------------
  Number of individual contracts...........13        0         0        0         0        0         13
  Average notional amount .................1,456     0         0        0         0        0         1,456
  Total notional amount of GBP contracts...18,933    0         0        0         0        0         18,933
  Average settlement rate (euro/GBP).......1.6463    0         0        0         0        0         1.6463
  For information purposes:
   Exchange rate at December 31, 2000
   (euro/GBP)...............................                                                         1.5992

Pay CAD / receive euro forwards                                                                                (3)
-------------------------------
  Number of individual contracts...........1         0         0        0         0        0         1
  Average notional amount..................174       0         0        0         0        0         174
  Total notional amount of CAD contracts...174       0         0        0         0        0         174
  Average settlement rate (euro/CAD).......0.6966    0         0        0         0        0         0.6966
  For information purposes:
   Exchange rate at December 31, 2000
     (euro/CAD).............................                                                         0.7148



                                                                                                               ------------
   Subtotal other exchange rate
     derivative financial instruments....                                                                      1,906
                                                                                                               ------------

   Total exchange rate derivative
     financial instruments..................                                                                   6,343
                                                                                                               ============

         Out of the total notional amount of exchange rate derivative financial instruments of (euro)213,951 as of December 31, 2000, (euro)184,780 were related to US dollar forwards and options. The notional amount of US dollar foreign currency forwards and options of (euro)184,780 was used to economically hedge ten months of anticipated sales of (euro)185.1 million projected for the year ended December 31, 2001 and accounts receivables of (euro)38.5 million denominated in US dollar as of December 31, 2000. Notional amounts of foreign currency forwards and options of (euro)28,997 were used to economically hedge sales denominated in British pound and Japanese yen and respective accounts receivables. Aggregated anticipated sales denominated in British pound and Japanese yen projected for the year ended December 31, 2001 amounted to
(euro)41.8 million.

         The following table reconciles the gains and losses from changes in aggregated fair market value of foreign currency derivative contracts at the respective balance sheet dates to financial income from derivatives:

                                                        Year ended     Year ended     Year ended      Year ended
                                                         and as of     and as of       and as of       and as of
                                                       December 31,     December     December 31,      December
                                                           1999         31, 2000         2001          31, 2002
                                                           ----         --------         ----          --------
USD FOREIGN CURRENCY DERIVATIVE CONTRACTS
-----------------------------------------

Aggregated fair market value                               (2,690)        4,437          (3,497)        13,975

Gain (loss) from changes in aggregated fair market
    value at balance sheet date                                           7,127          (7,934)        17,472

Gain (loss) from changes in fair market value at
    settlement date                                                      (8,467)         (7,499)         7,841

------------------------------------------------------------------------------------------------------------------
Financial   gain  (loss)  from  US  dollar  foreign
    currency derivatives                                                 (1,340)        (15,433)        25,313
------------------------------------------------------------------------------------------------------------------

OTHER CURRENCIES
----------------

Aggregated fair market value                                 (711)        1,906              536         1,510

Gain (loss) from changes in aggregated fair market
    value at balance sheet date                                           2,617          (1,370)           974

Gain (loss) from changes in fair market value at
    settlement date                                                      (3,192)           1,365         1,665

------------------------------------------------------------------------------------------------------------------
Financial gain (loss) from other foreign currency
    derivatives                                                            (575)             (5)         2,639
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Total   financial   gain   (loss)   from   currency
derivatives                                                              (1,915)        (15,438)        27,952

------------------------------------------------------------------------------------------------------------------

Financial loss from interest rate derivatives                            (2,819)         (5,056)        (4,256)

------------------------------------------------------------------------------------------------------------------
Total financial gain (loss)                                              (4,734)        (20,494)        23,696
==================================================================================================================

         The aggregated fair market value of foreign currency derivative contracts at the respective balance sheet dates depends primarily on the spread between the average settlement rate of the foreign currency derivative contracts and the respective exchange rate existing at the balance sheet date as well as the aggregated notional amount.

         As of December 31, 2002 the average euro to US dollar settlement rate for our US dollar foreign currency derivative contracts was (euro)0.1093 higher than the exchange rate existing at December 31, 2002 resulting in a positive fair market value of (euro)13,975 compared to a negative fair market value of
(euro)3,497 as of December 31, 2001; accordingly, gains from changes in fair market value of (euro)17,472 were recorded for the year ended December 31, 2002. In addition, we realized gains of (euro)7,841 from US dollar foreign currency derivatives settled within the year 2002, because the average settlement rate for our US dollar derivative contracts was generally higher than the exchange rate at settlement date resulting from the appreciation of the euro against the US dollar during fiscal year 2002.

         As of December 31, 2001 the average euro to US dollar settlement rate for our US dollar foreign currency derivative contracts was (euro)0.0153 lower than the exchange rate existing at December 31, 2001 resulting in a negative fair market value of (euro)3,497 compared to a positive fair market value of
(euro)4,437 as of December 31, 2000; accordingly losses from changes in fair market value of (euro)7,934 were recorded for the year ended December 31, 2001. In addition, we realized losses of (euro)7,499 from US dollar foreign currency derivatives settled within the year 2001, because the average settlement rate for our US dollar derivative contracts was generally lower than the exchange rate at settlement date resulting from the general depreciation of the euro against the US dollar during fiscal years 2001 and 2000.

         As of December 31, 2000 the average euro to US dollar settlement rate for our US dollar foreign currency derivative contracts was (euro)0.0040 higher than the exchange rate persisting at December 31, 2000 resulting in a positive fair market value of (euro)4,437 compared to a negative fair market value of
(euro)2,690 as of December 31, 1999; accordingly gains from changes in fair market value of (euro)7,127 were recorded for the year ended December 31, 2000. On the other hand, we realized losses of (euro)8,467 from US dollar foreign currency derivatives settled within the year 2000, because the average settlement rate for our US dollar derivative contracts was generally lower than the exchange rate at settlement date resulting from the general depreciation of the euro against the US dollar during fiscal year 2000.

COMMODITY PRICE SENSITIVITY

         The following table provides information about our inventory and fixed price purchase commitments that are sensitive to changes in commodity prices. For inventory the table presents carrying amount and fair value at December 31, 2002. For fixed price purchase commitments the table presents notional amount and fair value at December 31, 2002.

Commodity inventory              Carrying amount              Fair value
-------------------              ---------------              ----------
Brass                                  2,789                      2,921
Zinc                                     154                        154
Copper                                   754                        754

Fixed-price purchase
commitments:                       Notional amount by expected maturity
------------                       ------------------------------------                  Fair value as of
                                2003               2004                Total             December 31, 2002
                                ----               ----                -----             -----------------
Brass                          25,855               1,676              27,531                   30,858
Nickel                            253                   0                 253                      242
Zinc                            2,236                   0               2,236                    2,301
Copper                          1,784                   0               1,784                    1,749

         Because of the relatively low price level for brass towards the end of the year 2002 we concluded purchase contracts to cover demand for the entire year 2003 and the beginning of 2004. As a result, fixed price purchase commitments for brass increased by (euro)17,100 from (euro)10,431 as of December 31, 2001 to (euro)27,531 as of December 31, 2002.

ITEM 12..DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

         Within 90 days prior to the date of this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. We designed our disclosure controls and procedures to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. We performed this evaluation with the participation of our key corporate senior management, including our disclosure control committee, under the supervision of our management board and our Chief Executive Officer, Peter Korfer-Schun, and our Chief Financial Officer, Michael Grimm. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our Chief Executive Officer and our Chief Financial Officer, concluded that our disclosure controls and procedures were effective.

         There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. Therefore, we have not taken any corrective actions.

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

         We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

         Independent Auditors' Reports.......................................F-2

         Consolidated Financial Statements...................................F-6

ITEM 19. EXHIBITS

         The following is a list of all exhibits filed as a part of this Annual Report on Form 20-F:

             EXHIBIT
              NUMBER                            EXHIBIT
              ------                            -------

               1.1         *Articles of Association of the Registrant.

               1.2 *Articles of Association of the Registrant (English translation).

               2.1         *Form of Exchange Note.

               2.2 *Indenture, dated as of November 13, 2000, by and among Grohe Holding GmbH and The Bank of New York, London Branch.

                           First Supplemental Indenture, dated as of April 3, 2003, by and among Grohe Holding GmbH and The Bank of New York, London Branch.

               4.1 *Purchase Agreement, dated as of November 3, 2000, by and among Grohe Holding GmbH, Credit Suisse First Boston (Europe) Limited, Merrill Lynch International, Dresdner Bank AG, London Branch and UBS AG, acting through its business group, UBS Warburg.

                           *Paying Agency Agreement, dated November 13, 2000, between Grohe Holding GmbH and Kredietbank S.A. Luxembourgeoise.

                           *Registration Rights Agreement, dated November 3, 2000, among Grohe Holding GmbH, Credit Suisse First Boston (Europe) Limited and Merrill Lynch International, Dresdner Bank AG, London Branch and UBS AG, acting through its business group, UBS Warburg.

                           *Intercompany Loan, dated October 26, 2000, between Grohe Holding GmbH and Grohe Beteiligungs GmbH & Co. KG.

                           *Subordination Agreement among Grohe Holding GmbH, Grohe Beteiligungs GmbH & Co. KG, the lenders under the Credit Agreement and Dresdner Bank

                           AG, London Branch dated October 26, 2000.

                           *Credit Agreement, dated October 5, 1999, by and among, Grohe Beteiligungs, Friedrich Grohe, the lenders referred to therein, Dresdner Bank AG, as Arranger, Documentation Agent, Security Agent and Lender, Bayerische Hypo- und Vereinsbank AG, as Co-Arranger and Lender, and Dresdner Bank Luxembourg S.A., as Senior Agent (as amended).

                           Second Amendment and Restatement Agreement, dated April 8, 2003, Relating to a Secured Facilities Agreement, dated March 17, 2003, between Grohe Beteiligungs GmbH & Co. KG, as agent for the obligors, and Dresdner Bank Luxembourg S.A., as agent for the Finance Parties, as amended by an Amendment and Restatement Agreement dated April 5, 2003.

                           Subordination Agreement, dated March 17, 2003, between Grohe Holding GmbH, Grohe Consult GmbH, Grohe Beteiligungs GmbH & Co. KG and Dresdner Bank Luxembourg S.A.

                           Loan Facility, March 28, 2003, between Grohe
                           Beteiligungs GmbH & Co. KG, as lender, and Grohe Holding GmbH, as borrower.

                           Subordination Agreement, dated March 28, 2003, among Grohe Beteiligungs GmbH & Co. KG, as lender, Grohe Holding GmbH, as borrower, as The Bank of New York, as trustee.

                           *Corporate Agreement, dated October 26, 2000, between Grohe Holding GmbH, Grohe Consult GmbH, Grohe Beteiligungs GmbH & Co. KG and Dresdner Bank AG, London Branch.

                           *Trustee Agreement, dated October 26, 2000, between Grohe Consult GmbH, Grohe Holding GmbH and the senior agent under the senior credit facility.

                           Corporate Agreement, dated March 17, 2003, between Grohe Holding GmbH, Grohe Consult GmbH and Grohe Beteiligungs GmbH & Co. KG.

                           *Grohe Beteiligungs GmbH & Co. KG partnership agreement, dated October 26, 2000, between Grohe Holding GmbH, as general partner, and Grohe Consult GmbH, as limited partner, providing for the formation of Grohe Beteiligungs GmbH & Co.

                           *Contribution and Transfer Agreement dated October 26, 2000, among all of the shareholders of Grohe Holding GmbH.

               7.1 Statement regarding computation of ratios of earnings to fixed charges.

               7.2 Statement regarding computation of cost of sales to sales ratio.

               8.1 Significant subsidiaries owned, directly or indirectly, by Grohe Holding as of April 30, 2003.

              10.1         Statement regarding calculation of consolidated
                           EBITDA

              10.2 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                           * Exhibits previously filed as exhibits to Grohe Holding's Registration Statement on Form F-4, file no. 333-83166, filed on February 21, 2002, and incorporated herein by reference.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 20-F and have duly caused this Annual Report to be signed on our behalf by the undersigned, duly authorized officers.

                                           GROHE HOLDING GMBH



                                           By:          /s/ Peter Korfer-Schun
                                                --------------------------------
                                                Name:   Peter Korfer-Schun
                                                Title:  Chief Executive Officer


                                           By:           /s/ Michael Grimm
                                                --------------------------------
                                                Name:    Michael Grimm
                                                Title:   Chief Financial Officer

Dated:   April 30, 2003

                                  CERTIFICATION

         I, Peter Korfer-Schun, certify that:

         1. I have reviewed this annual report on Form 20-F of Grohe Holding
GmbH;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  April 30, 2003

/s/ Peter Korfer-Schun
-----------------------
Peter Korfer-Schun
Chief Executive Officer

                                  CERTIFICATION

         I, Michael Grimm, certify that:

         1. I have reviewed this annual report on Form 20-F of Grohe Holding
GmbH;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report ;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 30, 2003

/s/ Michael Grimm
-----------------------
Michael Grimm
Chief Financial Officer

                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
     Reports of Independent Public Accountants.................................................            F-2
     Consolidated Statements of Operations for the years ended December 31, 2002, December 31,
         2001 and December 31, 2000............................................................            F-6
     Consolidated Balance Sheets as of December 31, 2002 and December 31, 2001.................            F-7
     Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31,
         2002, December 31, 2001 and December 31, 2000.........................................            F-9
     Consolidated Statements of Cash Flows for the years ended December 31, 2002, December 31,
         2001 and December 31, 2000............................................................           F-10
     Notes to the Consolidated Financial Statements............................................           F-11

SCHEDULE I TO CONSOLIDATED FINANCIAL STATEMENTS................................................           F-58

                          INDEPENDENT AUDITORS' REPORT

To Grohe Holding GmbH:

         We have audited the accompanying consolidated balance sheet of Grohe Holding GmbH and subsidiaries as of December 31, 2002 and the related statements of operations, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Grohe Holding GmbH and subsidiaries as of December 31, 2001 and for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations as a foreign associate of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 23, 2002.

         We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grohe Holding GmbH and subsidiaries as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Eschborn/Frankfurt, Germany
April 4, 2003





Ernst & Young AG
Wirtschaftsprufungsgesellschaft





Gross                               Voss
Wirtschaftsprufer                   Wirtschaftsprufer

                          INDEPENDENT AUDITORS' REPORT

To Grohe Holding GmbH:

         We have audited the accompanying consolidated balance sheet of Grohe Holding GmbH and subsidiaries as of December 31, 2001 and the related statements of operations, cash flows and changes in shareholders' equity for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grohe Holding GmbH and subsidiaries as of December 31, 2001 and the results of their operations and their cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States.

Eschborn/Frankfurt, Germany
April 23, 2002





Arthur Andersen
Wirtschaftsprufungsgesellschaft
Steuerberatungsgesellschaft mbH





Gross                               Voss
Wirtschaftsprufer                   Wirtschaftsprufer


This independent auditor's report is a copy of the previously issued report, the predecessor auditor has not reissued the report.

                        INDEPENDENT AUDITOR'S REPORT

To Grohe Holding GmbH:

         We have audited in accordance with US generally accepted auditing standards, the consolidated financial statements of Grohe Holding GmbH as of December 31, 2002 and for the year then ended included in this annual report on Form 20-F and have issued our report thereon dated April 4, 2003. The financial statements of Grohe Holding GmbH and subsidiaries as of December 31, 2001 and for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations as a foreign associate of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 23, 2002.

         Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index above is the responsibility of the company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


Eschborn/Frankfurt, Germany
April 4, 2003





Ernst & Young AG
Wirtschaftsprufungsgesellschaft





Gross                      Voss
Wirtschaftsprufer          Wirtschaftsprufer

                        INDEPENDENT AUDITOR'S REPORT

To Grohe Holding GmbH:

         We have audited in accordance with US generally accepted auditing standards, the consolidated financial statements of Grohe Holding GmbH as of December 31, 2001 and for the years ended December 31, 2001 and 2000 included in this annual report on Form 20-F and have issued our report thereon dated April 23, 2002. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index above is the responsibility of the company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



Eschborn/Frankfurt, Germany
April 23, 2002





Arthur Andersen
Wirtschaftsprufungsgesellschaft
Steuerberatungsgesellschaft mbH





Gross                      Voss
Wirtschaftsprufer          Wirtschaftsprufer




This independent auditor's report is a copy of the previously issued report, the predecessor auditor has not reissued the report.

                               GROHE HOLDING GMBH
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)

                                                                     YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                                    DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                          NOTE          2002             2001             2000
                                                          ----          ----             ----             ----

Sales                                                      3            898,262          880,781          855,474
Cost of sales                                                          (517,321)        (512,549)        (512,163)
                                                                        -------          -------          -------
Gross profit                                                            380,941          368,232          343,311
                                                                        -------          -------          -------

Selling, general and administrative expenses               3           (235,314)        (228,196)        (221,498)
Research and development                                                (24,190)         (20,066)         (20,873)
Amortization of goodwill                                                      0          (35,758)         (35,397)
Amortization of tradename                                               (19,341)         (19,341)         (19,124)
                                                                        -------          -------          -------
Total operating expenses                                               (278,845)        (303,361)        (296,892)
                                                                        -------          -------          -------


Operating income                                                        102,096           64,871           46,419

Interest income                                                           3,324            3,367            4,425
Interest expense                                                        (70,407)         (80,328)         (88,437)
Income from equity method investees                                         938              216              579
Financial income (loss) from derivatives                                 23,696          (20,494)          (4,734)
Other income                                                              5,000            7,178            9,915
Other expense                                              4            (13,588)          (9,828)         (12,474)
                                                                        -------          -------          -------

Income (loss) before income taxes,
   minority interests and extraordinary items                            51,059          (35,018)         (44,307)

Income tax (expense) benefit                               5            (26,332)           5,828           28,353

Income (loss) before minority interests
   and extraordinary items                                               24,727          (29,190)         (15,954)

Minority interests                                                       (1,176)            (923)          (2,978)

Net income (loss) before extraordinary items                             23,551          (30,113)         (18,932)

Extraordinary loss net of applicable income taxes of
   (euro)1,767 for the year ended December 31, 2000        6                  0                0           (3,008)
                                                                        -------          -------          -------

Net income (loss)                                                        23,551          (30,113)         (21,940)
                                                                        =======          =======          =======



              The accompanying notes are an integral part of these
                       consolidated financial statements.




                               GROHE HOLDING GMBH
                           CONSOLIDATED BALANCE SHEETS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)

                                                                 NOTE      DECEMBER 31, 2002       DECEMBER 31, 2001
                                                                 ----      -----------------       -----------------
Assets

   Current assets
      Cash and cash equivalents                                   3                71,299                 50,277
      Restricted cash                                             3                31,274                 29,950

      Accounts receivable
         Trade accounts receivable less allowance for
            doubtful accounts of(euro)6,455 and(euro)6,708
            at December 31, 2002 and 2001, respectively           3               143,203                154,608
         Due from equity method investees                                           1,810                  2,997
                                                                                ---------              ---------
                                                                                  145,013                157,605
                                                                                ---------              ---------

      Inventories                                                 7               108,195                109,580
      Deferred income taxes                                       5                 5,146                  8,081
      Prepaid expenses                                                              1,498                  2,685
      Land and buildings held for sale                            3                     0                  5,881
      Other current assets                                        8                33,050                 24,067
                                                                                ---------              ---------

            Total current assets                                                  395,475                388,126
                                                                                ---------              ---------



      Investments in equity method investees                                        1,510                    970
      Deferred income taxes                                       5                 1,329                  1,866
      Other noncurrent assets                                     11               22,321                 21,844

      Property, plant and equipment                               9
         Land, buildings and improvements, net                                    129,162                136,123
         Equipment and machinery, net                                              28,309                 41,757
         Other factory and office equipment, net                                   48,274                 49,375
         Advances and construction in process                                      13,261                  7,231
                                                                                ---------              ---------
                                                                                  219,006                234,486
                                                                                ---------              ---------


      Intangible assets                                           10
         Tradename, net                                                           226,817                246,004
         Software and other intangible assets, net                                 11,226                  6,980
         Intangible pension asset                                                     202                    286
                                                                                ---------              ---------
                                                                                  238,245                253,270
                                                                                ---------              ---------

         Goodwill, net                                                            445,011                452,555
                                                                                ---------              ---------

            Total assets                                                        1,322,897              1,353,117
                                                                                =========              =========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               GROHE HOLDING GMBH
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)

                                                                   NOTE      DECEMBER 31, 2002      DECEMBER 31, 2001
                                                                   ----      -----------------      -----------------
Liabilities and Shareholders' Equity

   Current liabilities
      Current maturities of long-term debt to banks                 14             73,184                  52,707
      Current maturities of capital leases                          14                656                   1,519
      Short-term debt to banks                                      12              4,054                   4,313

      Trade accounts payable                                                       34,599                  26,511
      Current tax liabilities                                                      16,780                  12,254
      Other accrued expenses and current liabilities                13            142,910                 137,491
                                                                                ---------               ---------

         Total current liabilities                                                272,183                 234,795
                                                                                ---------               ---------

Noncurrent liabilities
      Long-term debt to banks                                       14            279,954                 379,201
      Long-term debt to related parties                             14            133,148                 119,415
      Long-term debt to shareholders                                14             39,526                  35,449
      Bonds                                                         14            200,000                 200,000
      Capital leases                                                14                518                     657
      Pension and similar obligations                               15            152,400                 143,436
      Other accrued expenses and noncurrent liabilities                            16,435                  15,514
      Deferred income taxes                                         5              75,297                  83,037
                                                                                ---------               ---------

         Total noncurrent liabilities                                             897,278                 976,709
                                                                                ---------               ---------

      Commitments and contingencies                                 17

      Minority interests in consolidated subsidiaries                               2,068                   1,845

   Shareholders' equity                                             16
      Share capital                                                                51,374                  51,003
      Additional paid in capital, net of subscription
         receivable of(euro)283 and(euro)267 at
         December 31, 2002 and 2001, respectively                                 163,204                 158,472
      Deferred compensation                                                        (1,788)                      0
      Accumulated deficit                                                         (57,510)                (81,061)
      Accumulated other comprehensive income (loss)                                (3,912)                 11,354
                                                                                ---------               ---------

         Total shareholders' equity                                               151,368                 139,768
                                                                                ---------               ---------

            Total liabilities and shareholders' equity                          1,322,897               1,353,117
                                                                                =========               =========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               GROHE HOLDING GMBH
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)


                                                                                                   ACCUMULATED OTHER
                                                                                                  COMPREHENSIVE INCOME
                                                                                                  --------------------

                                                                                                   FOREIGN
                                                              ADDITIONAL                           CURRENCY    MINIMUM    TOTAL
                                                       SHARE   PAID IN     DEFERRED   ACCUMULATED TRANSLATION  PENSION SHAREHOLDERS'
                                               NOTE   CAPITAL  CAPITAL   COMPENSATION   DEFICIT   ADJUSTMENT  LIABILITY   EQUITY
                                               ----   -------  -------   ------------   -------   ----------  ---------   ------
Balance at December 31, 1999                          50,893   129,639         0      (29,008)      5,912         0     157,436
   Increase in additional paid in capital
      related to the modification of long-
      term debt to shareholders and related
      parties                                    14             28,626                                                   28,626
   Comprehensive income (loss):
      Net loss                                                                        (21,940)                          (21,940)
      Foreign currency translation adjustment                                                       3,902                 3,902
                                                                                                                        -------
         Total comprehensive loss                                                                                       (18,038)
                                                      ------   ------       ------     ------      ------      ------    ------


Balance at December 31, 2000                          50,893   158,265         0      (50,948)      9,814         0     168,024
                                                      ------   ------       ------     ------      ------      ------    ------


   Capital increase                              16      110      267                                                       377
   Subscription receivable                       16              (267)                                                     (267)
   Treasury share transaction                                      97                                                        97
   Increase in additional paid in capital
      related to long-term debt to shareholders
      and related parties                        14               110                                                       110
   Comprehensive income (loss):
      Net loss                                                                        (30,113)                          (30,113)
      Foreign currency translation adjustment                                                       1,765                 1,765
      Minimum pension liability adjustment       15                                                            (225)       (225)
                                                                                                                         ------
         Total comprehensive loss                                                                                       (28,573)
                                                      ------   ------       ------     ------      ------      ------    ------


Balance at December 31, 2001                          51,003   158,472         0      (81,061)     11,579      (225)    139,768
                                                      ------   ------       ------     ------      ------      ------    ------


   Capital increase                              16      371    1,163                                                     1,534
   Deferred compensation charge                  16             3,569     (3,569)                                             0
   Amortization of deferred compensation                                   1,781                                          1,781
   Comprehensive income (loss):
     Net income                                                                        23,551                            23,551
      Foreign currency translation adjustment                                                     (15,008)              (15,008)
      Minimum pension liability adjustment                                                                     (258)       (258)
                                                                                                                         ------
         Total comprehensive income                                                                                       8,285
                                                      ------   ------       ------     ------      ------      ------    ------


Balance at December 31, 2002                          51,374   163,204    (1,788)     (57,510)     (3,429)     (483)    151,368
                                                      ------   ------       ------     ------      ------      ------    ------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               GROHE HOLDING GMBH
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)

                                                           YEAR ENDED       YEAR ENDED      YEAR ENDED
                                                          DECEMBER 31,     DECEMBER 31,    DECEMBER 31,
                                                   NOTE       2002             2001            2000
                                                   ----       ----             ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                         23,551         (30,113)         (21,940)
   Minority interests in income of subsidiaries               1,176             923            2,978
   Extraordinary loss                               6             0               0            4,775
   Adjustments  to reconcile net income (loss) to
      net cash provided by operating activities
      Depreciation of fixed assets                  9        47,872          54,078           55,890
      Amortization of goodwill and tradename        10       19,341          55,099           54,521
      Amortization of software and other
       intangibles                                  10        4,020           3,372            3,588
      Impairment of long-lived assets               3         2,858             765            1,793
      Deferred income taxes                                  (4,418)        (24,116)         (47,437)
      Income from equity method investees                      (938)           (216)            (579)
      Noncash compensation                                    1,781               0                0
      Gains from disposal of long lived assets,
       net                                                     (148)            (34)            (409)
      Changes in fair market value of derivative
         financial instruments without impact on
         cash, net                                  19      (16,119)         13,800                0
      Accrued interest on long-term debt
         to shareholders and related parties        14       17,810          15,962           18,741
   Changes in operating assets and liabilities
      Accounts receivable                                     9,910         (15,578)         (23,417)
      Inventories                                   7        (1,297)         22,287           (6,937)
      Prepaid expenses and other assets                       9,217          54,136          (19,287)
      Accounts payable                                        8,088          (3,835)           4,413
      Pension and similar obligations               15        8,947           3,671            9,347
      Other accrued expenses and liabilities                 11,097         (12,342)          21,241
                                                            -------         -------          -------
NET CASH PROVIDED BY OPERATING ACTIVITIES                   142,748         137,859           57,281
                                                            -------         -------          -------

CASH FLOWS USED FOR INVESTING ACTIVITIES:
      Purchases of property, plant and equipment            (36,549)        (32,510)         (35,774)
      Proceeds from sale of property, plant and
         equipment                                            1,435           2,727            5,444
      Proceeds  from sale of property,  plant and
         equipment to related parties                         1,960               0                0
      Purchases of intangible assets                         (8,222)         (4,165)          (3,777)
      Purchases of shares from minorities                      (206)           (209)         (23,542)
      Dividends received from equity method
         investees                                              398             583                0
                                                            -------         -------          -------
NET CASH USED FOR INVESTING ACTIVITIES                      (41,184)        (33,574)         (57,649)
                                                            -------         -------          -------

CASH FLOWS USED FOR FINANCING ACTIVITIES:
   (Increase) decrease in restricted cash           3        (1,324)          7,667          (30,295)
   Increase (decrease) in short-term debt to
         banks                                      12           36               0             (196)
   Decrease in short-term debt to related parties   12            0               0           (1,301)
   Proceeds from issuance of long-term debt
      to shareholders and related parties           14            0             378                0
   Proceeds from issuance of long-term debt to
      banks                                         14            0               0           98,522
   Principal payments on long-term debt to banks    14      (79,722)       (108,216)        (314,147)
   Proceeds from issuance of bonds                  14            0               0          200,000
   Proceeds from issuance of shares                 16        1,534             110                0
   Purchase of treasury shares                      16            0            (905)               0
   Sale of treasury shares                          16            0           1,002                0
   Dividends paid to minorities                                 (22)            (52)            (746)
                                                            -------         -------          -------
NET CASH USED FOR FINANCING ACTIVITIES                      (79,498)       (100,016)         (48,163)
                                                            -------         -------          -------
   Effect of foreign exchange rate changes on
         cash and cash equivalents                           (1,044)           (234)             159
NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS                                               21,022           4,035          (48,372)

CASH AND CASH EQUIVALENTS
   AT BEGINNING OF YEAR                                      50,277          46,242           94,614
   AT END OF YEAR                                            71,299          50,277           46,242

Supplemental disclosure of cash flow information
   Interest paid                                             49,388          67,098           73,973
   Income taxes paid (benefits received), net                21,485         (34,409)          18,870
   Other payments to related parties                          1,273           1,153            3,349


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

NOTE 1. THE COMPANY

Grohe Holding GmbH (`Grohe', `Grohe Holding' or `the Company') with its corporate headquarters in Hemer (Germany) was formed as a limited liability company under German law and registered with the Commercial Register on July 9, 1999 (date of inception).

Grohe and its subsidiaries form a group of companies (`Grohe Group') engaged in the manufacturing and distribution of sanitary fittings, concentrating on the medium- and high-end of the sanitary products market. Grohe designs, manufactures and markets an extensive range of (1) sanitary fittings, such as faucets, showerheads and related accessories, and shower systems, and (2) sanitary technology products, such as flushing and installation systems and water management systems.

Grohe's brand strategy focuses on a single global brand, GROHE, under which it markets the product ranges: GROHEART, GROHETEC, SANITARYSYSTEMS, SHOWERS AND SHOWER SYSTEMS, AND KITCHEN FITTINGS. The GROHEART product range consists of high-end sanitary fittings and accessories. The GROHETEC product range consists of medium-end sanitary fittings and accessories. SANITARYSYSTEMS consists of flushing and installation systems.

The Company's main customers are sanitary wholesalers who sell sanitary products to the respective retailers. Grohe's major markets are Germany, rest of Europe, North America, the Middle East and the Far East.

NOTE 2. FORMATION AND BASIS OF PRESENTATION

Grohe Holding was formed in 1999 to acquire Friedrich Grohe AG. At December 31, 1999 Grohe Holding had acquired 96.9% of the shares of Friedrich Grohe AG. Subsequently, Friedrich Grohe AG was converted into Friedrich Grohe AG & Co. KG in the year 2000. Grohe Holding acquired further nonvoting preferred shares from minority shareholders in different transactions in 2000. The purchase price paid for the acquisitions in 2000 totaled (euro)23,542. Goodwill arising from the acquisitions in 2000 totaled (euro)9,348 and as a result the economic ownership of Friedrich Grohe AG & Co. KG increased from 96.9% as of December 31, 1999 to 99.6% as of December 31, 2000.

The accompanying consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles ("US GAAP").

The Company maintains its financial records in accordance with the German Commercial Code, which represents accounting principles generally accepted in Germany ("German GAAP"). Generally accepted accounting principles in Germany vary in certain significant respects from US GAAP. Accordingly, the Company has recorded certain adjustments in order that these financial statements are in accordance with US GAAP.

The assets, liabilities and results of operations of entities in which the Company has a controlling interest have been consolidated. Investments in which the Company exercises significant influence, but which it does not control (generally 20-50% ownership interest) are accounted for under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated. Minority interests represent the shares held by outside shareholders in the fully consolidated companies.

Minority interests represent the 0.4% separate ownership in Friedrich Grohe AG & Co. KG and Friedrich Grohe AG & Co. KG's wholly owned subsidiaries, the 26.3% separate ownership in Grohe Siam Ltd.,

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

Klaeng, the 0.8% separate ownership in AQUA Butzke GmbH (formerly Aqua Butzke-Werke AG), Ludwigsfelde, and the 30.3% separate ownership in Rotter GmbH & Co. KG and Rotter Verwaltungsgesellschaft mbH, Berlin, as of December 31, 2002 and 2001.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with US GAAP requires the management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATION

The Company's previous reporting currency was the deutsche mark ("DM"). On January 1, 2001 it determined that its reporting currency should be the euro. It has therefore restated all periods ended prior to January 1, 2001 as if the euro was its reporting currency prior to that date.

Effective January 1, 1999 the exchange rate between national currencies of the euro participating countries, including Germany, were irreversibly fixed against the euro. Balances at January 1, 1999 have been restated into euro using the fixed exchange rate of DM 1.95583 to the euro and the financial statements for the year ending December 31, 2000 have been restated into euro using that fixed exchange rate.

The Company follows the translation policy as provided by Statement of Financial Accounting Standards Board SFAS No. 52, "Foreign Currency Translation". The functional currency of each of the subsidiaries is the currency of the primary economic environment in which the subsidiary operates, generally the local currency of the country in which the subsidiary is located. Accordingly, assets and liabilities of the foreign subsidiaries are translated at the rate of exchange at the balance sheet dates. Income and expense items are translated at the average exchange rate prevailing throughout the year. Adjustments to prior year's translation of assets and liabilities and translation differences between the balance sheet and the income statement are included in accumulated other comprehensive income in the consolidated financial statements.

Transactions denominated in foreign currencies are recorded in euro at the rate of exchange in effect at the date of the transaction and are subsequently adjusted to the exchange rate in effect at the balance sheet date or settlement date, if earlier, which resulted in foreign currency transaction gains of
(euro)2,826, (euro)4,365 and (euro)4,673 and losses of (euro)10,660,
(euro)3,314, and (euro)844 for the years ended December 31, 2002, 2001 and 2000, respectively. These gains and losses have been included in other income or other expense of the respective periods. Net gains and (losses) from currency derivatives of (euro)27,952, (euro)(15,438) and (euro)(1,915) are recognized in financial income from derivatives for the years ended December 31, 2002, 2001 and 2000, respectively. Total net currency gains or (losses) amounted to
(euro)20,118, (euro)(14,387) and (euro)1,914 in the years ended December 31, 2002, 2001 and 2000, respectively.

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

The exchange rates of the currencies of the European Monetary Union member states used in the consolidated financial statements correspond to the fixed euro conversion rates since January 1, 1999. The exchange rates of other significant currencies reflected in the consolidated financial statements are as follows:

                                                              Euro exchange rates at
                                                              ----------------------
                                                  December 31, 2002          December 31, 2001
                                                  -----------------          -----------------
     1  US dollar                                          0.96                    1.13
     1  Canadian dollar                                    0.61                    0.71
     1  pound sterling                                     1.53                    1.64
   100  Singapore dollar                                  55.11                   60.98
   100  Thailand baht                                      2.12                    2.44
   100  Japanese yen                                       0.80                    0.86



                                                          Euro average exchange rates
                                                          ---------------------------
                                               Year ended          Year ended          Year ended
                                              December 31,        December 31,        December 31,
                                                  2002                2001                2000
                                                  ----                ----                ----
     1  US dollar                                 1.06                 1.11                1.08
     1  Canadian dollar                           0.68                 0.72                0.73
     1  pound sterling                            1.59                 1.61                1.64
   100  Singapore dollar                         59.27                62.27               62.44
   100  Thailand baht                             2.36                 2.39                2.58
   100  Japanese yen                              0.85                 0.92                1.01

CASH AND CASH EQUIVALENTS

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The carrying amounts of cash and cash equivalents approximate fair value due to the short maturity of these investments.

RESTRICTED CASH

Pursuant to the Company's senior credit facility agreement, the Company has agreed to deposit certain cash amounts into a bank account, from which no withdrawals can be made by the Company other than in accordance with the above agreements without written consent from the bank administering the above credit facility.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Management regularly assesses collectability of accounts receivable and an allowance for doubtful accounts is provided for risk of non-collectability of receivables. The allowance for doubtful accounts, deducted from accounts receivable in the balance sheet, developed as follows:

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


                                                                    Additions
                                                    Balance at      charged to                     Balance at
                                                     beginning      costs and                          end
                                                     of period       expenses      Deductions       of period
                                                     ---------       --------      ----------       ---------
Year ended December 31, 2000                          5,195            1,250          (690)          5,755
Year ended December 31, 2001                          5,755            2,558        (1,605)          6,708
Year ended December 31, 2002                          6,708            1,927        (2,180)          6,455

Deductions comprise of uncollectable accounts written off, less recoveries of accounts written off in prior years.

INVENTORIES

Inventories consist of raw materials and supplies, work in process, finished goods, and goods purchased for resale. Inventories are shown at the lower of cost or market. Actual cost, using the weighted average method, is used to recognize raw materials and supplies, and goods purchased for resale. Manufacturing cost is used to value finished goods and work in process. Manufacturing cost includes direct labor, raw materials and manufacturing overhead. Obsolete, damaged and excess inventories are carried at the lower of cost or net realizable value.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at acquisition cost and depreciated using the straight-line method over the estimated useful life of the assets, ranging from 3 to 7 years for computer hardware, 3 to 8 years for plant and machinery, 3 to 10 years for other factory and office equipment and 25 to 40 years for buildings.

Cost includes major expenditures and replacements which extend useful lives or increase capacity; maintenance and repair costs are expensed as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the appropriate accounts. Any gains or losses on disposition of such assets are recorded as other income/expenses. Fully depreciated assets are retained in tangible fixed assets and depreciation accounts until they are removed from service.

Property, plant and equipment with immaterial acquisition cost are expensed as incurred.

Property held for future development, which consists of land intended to be used for further expansion of existing plants, is recorded at the lower of cost or market, amounting to (euro)1,824 as of December 31, 2002 and 2001.

INTANGIBLES

Purchased intangible assets, other than goodwill, are initially recognized at acquisition cost. Intangible assets with a definite useful life are amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (see below). The useful live is determined separately for each asset and ranges from 3 to 5 years for software and 15 years for tradename.

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


Prior to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill derived from acquisitions that were completed before July 1, 2001, was capitalized and amortized over a period of 15 years. Goodwill acquired in business combinations after June 30, 2001, and intangible assets determined to have an indefinite useful life acquired after June 30, 2001, are not amortized in accordance with SFAS No. 142. Goodwill acquired in business combinations that were completed before July 1, 2001, and intangible assets with an indefinite useful life acquired before July 1, 2001, were amortized until December 31, 2001. The recoverability of goodwill is evaluated at least annually or when significant events occur or there are changes in circumstances that indicate the fair value of one of Grohe's reporting units is less than its carrying value. Grohe determines the fair value of each of its reporting units by estimating the present value based on cash flows.

The Company consistently applies AICPA Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". External direct costs of material and services consumed in developing or obtaining internal use computer software, payroll and payroll related costs for employees associated with the internal use software project incurred in the development stage have been capitalized and are amortized on a straight-line basis over 3 to 5 years.

OTHER NONCURRENT ASSETS

Cost related to the issuance of debt are treated as a deferred charge and classified as a noncurrent asset. Debt issuance costs are amortized over the lives of the related debt using the effective interest method and classified as interest expense in the statement of operations.

ACCRUED LIABILITIES

The valuations of pension liabilities and other post-retirement benefit obligations are based upon the projected unit credit method in accordance with SFAS No. 87, "Employers' Accounting for Pensions", and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", respectively.

Accrued liabilities for contingencies are recognized when an obligation to a third party has been incurred, the payment is probable and the amount can be reasonably estimated.

INCOME TAXES

The Company utilizes the liability method of accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under the liability method, deferred taxes are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

SHARE-BASED COMPENSATION

The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and the related interpretations in accounting for share-based employee compensation. The Company includes pro forma information in NOTE 16, as required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123).

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


PER SHARE INFORMATION

Under a limited liability company in accordance with German law ("GmbH") the equity interests of the shareholders in the Company are not represented by a number of equal shares. Accordingly there is no per share amount assignable to Grohe Holding GmbH for the years ended December 31, 2002, 2001 and 2000.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

SFAS No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk", SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", and SFAS No. 119, "Disclosures About Derivative Financial Instruments and Fair Value Financial Instruments", require disclosure of information with respect to fair values and nature and terms of financial instruments whether or not recognized in the consolidated balance sheets. SFAS No. 105 and SFAS No. 119 have been superseded by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", for all fiscal years beginning after June 15, 2000. Effective January 1, 2001 Grohe adopted SFAS No. 133 as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the effective Date of FASB Statement No. 133", and SFAS No. 138, "Accounting for certain Derivative Instruments and certain Hedging Activities". SFAS No. 133 requires that all derivative instruments be recorded in the consolidated balance sheet at fair value. Changes in the fair value of derivatives shall be recorded each period in earnings or other comprehensive income, depending on whether a derivative is designated as a part of a hedge transaction and, if it is, the type of hedge transaction. The adoption of SFAS No. 133 and SFAS No. 138 did not have a material effect on the Company's financial statements.

Information about the fair value of our financial instruments is set forth in
NOTE 19 "Financial instruments".

The Company is exposed to risks from changes in interest rates due to its use of financial instruments such as bonds and long-term debt to banks. Grohe uses interest rate derivatives to reduce the risk of interest rate changes on the Company's cash flow.

The Company is in business in approximately 130 countries outside the European Union and operates in more than 10 currencies. During the year ended December 31, 2002, Grohe generated approximately 30% of its revenues in currencies other than the euro. Since production costs are mainly measured in euro the risk from foreign currency exposure is essentially related to sales denominated in foreign currencies. The currency exposure relates primarily to the US dollar and to a lesser extent to the Japanese yen and British pound, resulting from sales to the United States, the Middle and Far East, Japan, and the United Kingdom. Currency exposure from sales in other currencies is insignificant.

It is the Company's exchange risk management policy to mitigate the economic risk from exchange rate fluctuations on foreign currency denominated sales by entering into hedging transactions. The Company reduces the risk on cash flows from anticipated sales and accounts receivable in foreign currencies by entering foreign currency derivative contracts to sell the foreign currency amounts which will be received from sales in foreign currencies at a fixed euro to foreign currency exchange rate. This policy has been set up to enable management to plan future euro cash flows from sales and related accounts receivable. The maximum length of time to hedge the exposure from forecasted sales is twelve months. The derivative contracts entered by us may exceed this twelve months period by the expected collection period of up to

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


six months for the related accounts receivable as we may use the same contract to hedge the currency exposure from sales transactions and the currency exposure from accounts receivable resulting from that sales transactions. In the year 2002 management decided to economically hedge 12 months of anticipated sales as actual exchange rates were higher than budgeted exchange rates.

Derivative instruments are not designated as accounting hedges of specific assets, liabilities, or firm commitments. Derivative instruments are therefore marked to market and any resulting gain or loss was recognized in income.

REVENUE RECOGNITION

Revenues are mainly generated through sales of finished products and further through sales of goods purchased for resale.

Revenues from the sales of finished products and goods purchased for resale are recognized when persuasive evidence of an arrangement exists, delivery of the products has occurred, the price for the transaction is fixed or determinable, and collectability is reasonably assured. Revenues are recognized net of sales incentives such as discounts, customer bonuses and rebates granted. Sales incentives are recognized as a reduction of revenue at the later of (1) the date at which the related revenue is recorded or (2) the date the sales incentive is offered. Shipping and handling fees billed to customers, if any, are recognized as revenues when the goods are shipped. Shipping costs are classified as selling costs and amounted to (euro)16,202, (euro)14,458 and (euro)13,828 for the years ended December 31, 2002, 2001 and 2000, respectively. Costs incurred for handling are recorded as selling expense and amounted to (euro)9,810,
(euro)10,100 and (euro)9,228 for the yeaRs ended December 31, 2002, 2001 and 2000, respectively.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising costs were (euro)38,746,
(euro)40,618 and (euro)36,212 for the years ended December 31, 2002, 2001 and 2000, respectively.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrated credit risks consist primarily of cash and trade receivables. Concentration of credit risk with respect to accounts receivable is limited because a large number of customers in the individual sales regions make up the companies customer base, thus spreading the credit risk. The counterparties for financial instruments are major financial institutions. Although in case of failure of these financial institutions the theoretical risk is the replacement cost of the estimated fair value of the financial instruments, management believes, that the risk of incurring losses is remote and that such losses, if any, would be immaterial.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001.

Grohe adopted the provisions of SFAS No. 141 and SFAS No. 142 as of July 1, 2001 and January 1, 2002, respectively. SFAS No. 142 required Grohe to evaluate its existing intangible assets and goodwill

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption.

SFAS No. 142 also prohibits the scheduled amortization of goodwill and indefinite life intangible assets. Instead, goodwill and indefinite life intangible assets will be tested for impairment at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more-likely-than-not result in impairment. Under SFAS No. 142, goodwill is assessed for impairment by using a fair value based method. The Company determines fair value by utilizing discounted cash flows. The fair value test required by SFAS No. 142 for goodwill and indefinite lived intangible assets includes a two-step approach. Under the first step, companies must compare the fair value of a "reporting unit" to its carrying value. A reporting unit is the level at which goodwill impairment is measured and it is defined as an operating segment or one level below it if certain conditions are met. If the fair value of the reporting unit is less than its carrying value, goodwill is impaired and companies must proceed with step two. Under step two, the amount of goodwill impairment is measured by the amount that the reporting unit's goodwill carrying value exceeds the "implied" fair value of goodwill. The implied fair value of goodwill can only be determined by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in step 1). In this step, companies must allocate the fair value of the reporting unit to all of the reporting unit's assets and liabilities (a hypothetical purchase price allocation).

Goodwill acquired in business combinations completed before July 1, 2001 was amortized until December 31, 2001. Beginning January 1, 2002, goodwill is no longer amortized. In connection with the transitional impairment evaluation, SFAS No. 142 required Grohe to perform an assessment of whether there was an indication that goodwill is impaired as of January 1, 2002. Grohe completed the first step of the transitional assessment for all of the Company's reporting units and determined there was no indication that goodwill had been impaired as of January 1, 2002. Accordingly, no transitional goodwill impairment charge was necessary. Grohe performed the first annual goodwill impairment test as of July 1, 2002 and there was no indication of goodwill being impaired as of that date.

SFAS No. 142 requires pro forma disclosure as if SFAS No. 142 had been in effect in 2001 and 2000. Grohe's income before extraordinary items and net income would have been as stated below due to reduced goodwill amortization:

                                                                     Year ended       Year ended      Year ended
                                                                    December 31,     December 31,    December 31,
                                                                        2002             2001            2000
                                                                        ----             ----            ----
Reported net income (loss) before extraordinary items                  23,551           (30,113)       (18,932)
Add back: Goodwill amortization, net of income tax effects
   of (euro)5,105 and(euro)5,105 in the years
   ended December 31, 2001 and 2000, respectively                           0            30,653         30,292
---------------------------------------------------------------------------------------------------------------------
Adjusted net income before extraordinary items                         23,551               540         11,360
---------------------------------------------------------------------------------------------------------------------

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


                                                                       Year ended      Year ended      Year ended
                                                                      December 31,    December 31,    December 31,
                                                                          2002            2001            2000
                                                                          ----            ----            ----
Reported net income (loss)                                               23,551          (30,113)        (21,940)
Add back: Goodwill amortization, net of income tax effects
   of (euro)5,105 and(euro)5,105 in the years
   ended December 31, 2001 and 2000, respectively                             0           30,653          30,292
---------------------------------------------------------------------------------------------------------------------
Adjusted net income                                                      23,551              540           8,352
---------------------------------------------------------------------------------------------------------------------

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. Grohe adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on Grohe's financial statements.

Until December 31, 2001 the Company periodically evaluated the recoverability of the carrying amounts of its long-lived assets including goodwill in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 121 was superseded by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (excluding goodwill), which the Company adopted on January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on Grohe's financial position or results of operations. SFAS No. 144 retains the requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. An impairment of assets to be held and used is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. SFAS No. 144 requires the depreciable life of an asset to be abandoned be revised. SFAS No. 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. Fair values of assets have been determined on the basis of comparable transactions or expert appraisals.

In the years ended December 31, 2002 and 2000 the Company recorded impairment losses related to land and buildings to be held and used of (euro)2,328 and
(euro)1,793, respectively, which were included in cost of sales. Impairment losses related to land and buildings to be disposed of by sale amounted to
(euro)530 and (euro)765 in the years ended December 31, 2002 and 2001, respectively, and were included in general and administrative expenses. Impairment charges relate to decreases in market value associated with two former production sites and training centers of the Company. One of these sites was sold in January 2001, the other in June 2002 (NOTE 18). In 2002 the Company adopted a plan to centralize production of three smaller production sites at its larger facilities. In 2002 impairment charges also relate to two of these three smaller production facilities, which are still recorded as to be held and used at year end 2002. Impairment losses in all periods presented relate only to the Germany and direct exports segment of the Company.

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds the automatic treatment of gains or losses from extinguishment of debt as extraordinary unless they meet the criteria for extraordinary items as outlined in APB Opinion No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and makes various technical corrections to existing pronouncements. The provisions of SFAS No. 145 related to the rescission of FASB Statement 4 are effective for fiscal years beginning after May 15, 2002, with early adoption encouraged. All other provisions of SFAS No. 145 are effective for transactions occurring after May 15, 2002, with early adoption encouraged. Grohe adopted the provisions of SFAS No. 145 related to the rescission of FASB Statement 4 as of January 1, 2003. All other provisions of SFAS No. 145 were adopted as of January 1, 2002 and did not have a material impact on Grohe's financial statements.

In June 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Statement 146 replaces EITF Issue 94-3. The principal effect of applying SFAS No. 146 will be on the timing of recognition of costs associated with exit or disposal activities. In many cases, those costs will be recognized as liabilities in periods following a commitment to a plan, not at the date of the commitment. The Company is required to adopt the provisions of SFAS No. 146 for exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an interpretation of FASB statements 5, 57, and 107 and rescission of FASB Interpretation 34." This interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Grohe does not expect that FIN 45 will have a material impact on the Company's financial statements. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002 and have been adopted by the Company.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 requires more prominent disclosures in both interim and annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. Grohe applies APB 25 that uses an intrinsic value based approach to measure compensation expense.

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


NOTE 4. OTHER EXPENSE

Other expense is comprised of the following:

                                                      Year ended         Year ended          Year ended
                                                     December 31,       December 31,        December 31,
                                                         2002               2001                2000
                                                         ----               ----                ----
Professional services                                        0               4,071              4,062
Real estate transfer tax                                 1,300                   0              3,579
Currency losses                                         10,660               3,314                844
Miscellaneous                                            1,628               2,443              3,989
------------------------------------------------------------------------------------------------------------
                                                        13,588               9,828             12,474
------------------------------------------------------------------------------------------------------------


NOTE 5. INCOME TAXES

The geographic components of income (loss) before income taxes, minority interests and extraordinary items are as follows:

                                                       Year ended         Year ended         Year ended
                                                      December 31,       December 31,       December 31,
                                                          2002               2001               2000
                                                          ----               ----               ----
Income (loss) before income taxes,
   minority interests and extraordinary items
      Germany                                             (10,057)          (76,846)           (66,582)
      Foreign                                              61,116            41,828             22,275
------------------------------------------------------------------------------------------------------------
                                                           51,059           (35,018)           (44,307)
------------------------------------------------------------------------------------------------------------


The income tax expense (benefit) consists of the following:

                                                     Year ended          Year ended         Year ended
                                                    December 31,        December 31,       December 31,
                                                        2002                2001               2000
                                                        ----                ----               ----
Current taxes
      Germany                                           9,628               1,348              6,231
      Foreign                                          21,121              16,942             10,858
------------------------------------------------------------------------------------------------------------
                                                       30,749              18,290             17,089
------------------------------------------------------------------------------------------------------------
Deferred taxes
      Germany                                          (4,387)            (25,490)           (47,279)
      Foreign                                             (30)              1,372              1,837
------------------------------------------------------------------------------------------------------------
                                                       (4,417)            (24,118)           (45,442)
------------------------------------------------------------------------------------------------------------
                                                       26,332              (5,828)           (28,353)
------------------------------------------------------------------------------------------------------------

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


Until December 31, 2000 German corporate tax law applied a split-rate with regard to the taxation of the income of a corporation. A higher "undistributed" tax rate was applied to income generated but not distributed to shareholders. In accordance with the tax law in effect for the year ended December 31, 2000 income was initially subject to a federal corporate tax rate of 40.0% plus solidarity surcharge of 5.5% on federal taxes payable. Taking the impact of the surcharge into consideration the federal corporate income tax rate amounted to 42.2%. Upon distribution, the Company was entitled to a tax refund for the difference between the undistributed and the lower "distributed" tax rate of 30.0%. Accordingly, a tax credit was recorded for differences between the undistributed and distributed tax rates in the period in which income was distributed to shareholders, and the related deduction was claimed on the Company's tax return. Taking the impact of the surcharge into consideration the Federal corporate income tax rate amounted to 31.7% for distributed earnings in fiscal year 2000.

Prior to calculating corporate tax, trade tax on income is to be deducted from the taxable income. Trade tax rates vary from city to city. The weighted average tax rate for trade taxes applicable for Grohe is 16.0%. Including the expense effect of the trade tax on corporate income tax the combined tax rate amounted to 51.4% for undistributed income and 42.6% for distributed income for the year ended December 31, 2000.

In October 2000, the German parliament passed a new legislation that reduced the corporate income tax rate for all corporations in Germany from 40.0% to 25.0% effective January 1, 2001. The lower rate for distributed profits was abolished. Including the impact of the solidarity surcharge the enacted federal corporate income tax rate amounts to 26.4% effective January 1, 2001. Including trade tax the total income tax rate for years subsequent to December 31, 2000 is assumed to be 38.2%.

In the third quarter 2002 the tax laws were changed to increase the corporate tax rate for the year 2003 to 26.5%. This tax rate only applies to fiscal year 2003, thereafter, the tax rate will be reduced to 25% again. The increase of the corporate tax rate for 2003 results in an effective tax rate including trade tax and solidarity surcharge of 39.5% for fiscal year 2003.

The tax rate of 38.2% was applied to determine applicable deferred tax assets and deferred tax liabilities of German Grohe Group companies as of December 31, 2001 and 2000. The tax rate of 39.5% was applied to determine applicable deferred tax assets and deferred tax liabilities of German Grohe Group companies as of December 31, 2002 if those tax assets and liabilities are expected to be realized within the year 2003 and the tax rate of 38.2% was applied to determine applicable deferred tax assets and deferred tax liabilities if those tax assets and liabilities are expected to be realized in fiscal year 2004 or thereafter.

For foreign Group companies the applicable effective foreign tax rates are used to determine deferred taxes.

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


A reconciliation of income taxes determined using the German corporate tax rate of 26.4% plus the rate for trade taxes of 11.8% taking the respective tax deductibility for corporate taxes into consideration resulting in a combined statutory rate of 38.2% for the years ended December 31, 2002 and 2001 and a reconciliation of income taxes determined using the German corporate tax rate of 42.2% plus the rate for trade taxes of 9.2% taking the respective tax deductibility for corporate tax benefits into consideration resulting in a combined statutory rate of 51.4% for the year ended December 31, 2000 is as follows:

                                                         Year ended       Year ended       Year ended
                                                        December 31,     December 31,     December 31,
                                                            2002             2001             2000
----------------------------------------------------------------------------------------------------------
Expected income tax expense (benefit)                     19,507          (13,377)           (22,773)
----------------------------------------------------------------------------------------------------------
Effects of changes in German tax rates                       367                0            (13,304)
Tax benefit from change in tax status
   of subsidiaries                                             0           (2,855)                 0
Tax effects from dividend distributions
   from German subsidiaries                                    0           (2,228)            (2,621)

Amortization of non tax-deductible goodwill                    0            9,343             11,198
Effect of other non tax-deductible expenses                4,386            4,145              3,325
Changes in valuation allowances on
   deferred tax assets                                     1,999              652                  0
Foreign tax rate differential, net                        (2,737)            (976)            (3,041)
Tax on undistributed retained earnings in foreign
subsidiaries                                               1,559              510                115
Other                                                      1,251           (1,042)            (1,252)
----------------------------------------------------------------------------------------------------------
Actual income tax expense (benefit)                       26,332           (5,828)           (28,353)
----------------------------------------------------------------------------------------------------------

Deferred tax assets and liabilities are summarized as follows:

                                                     December 31,   December 31,
                                                         2002           2001
                                                         ----           ----
Inventories                                             8,398           7,184
Pension liabilities                                     8,553           8,409
Other accrued liabilities                               5,549           4,587
Derivatives                                             2,632           3,663
Net operating loss carryforwards                       49,656          39,353
Receivables                                             1,705               0
Property, plant and equipment                           2,014             103
Other                                                   1,306           1,389
-----------------------------------------------------------------------------------
Deferred tax assets                                    79,813          64,688
-----------------------------------------------------------------------------------
Valuation allowances                                   (6,710)         (4,711)
-----------------------------------------------------------------------------------
Deferred tax assets, net of valuation allowance        73,103          59,977
-----------------------------------------------------------------------------------
Property, plant and equipment                         (13,572)        (13,068)
Intangible assets                                     (65,730)        (63,476)
Derivatives                                            (5,390)           (548)
Debt issuance cost                                     (2,695)         (3,234)
Loans                                                 (50,423)        (52,199)
Other accrued liabilities                              (1,326)           (171)
Receivables                                              (717)              0
Other                                                  (2,072)           (371)
-----------------------------------------------------------------------------------
Deferred tax liabilities                             (141,925)       (133,067)
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
Net deferred tax liabilities                          (68,822)        (73,090)
-----------------------------------------------------------------------------------

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


At December 31, 2002 and 2001, the Grohe Group had German corporate tax net operating loss carryforwards of (euro)174,882 and (euro)137,228 and foreign corporate tax net operating loss carryforwards of (euro)11,091 and (euro)9,951 and German trade tax net operating loss carryforwards of (euro)1,728 and
(euro)616, respectively. The deferred tax assets, which have been set up for these net operating loss carryforwards, have been reduced by a valuation allowance if it is more likely than not, that some portion or all of the deferred tax asset will not be realized in the future. Depending upon changes in tax laws or the financial results of the respective Group companies, management's estimate of the amount of realizable tax assets may change, and accordingly, the valuation allowance may increase or decrease.

Various income tax years of the Grohe Group are unresolved with taxing authorities and are either currently under review or will be subject to review by taxing authorities. While the ultimate results cannot be predicted with certainty, the Company's management believes that the examination will not have a material adverse effect on its consolidated financial condition and results of operations.

Net deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

                                                            December 31,     December 31,
                                                                2002             2001
                                                                ----             ----
Deferred tax assets
   Current                                                      5,146            8,081
   Noncurrent                                                   1,329            1,866
---------------------------------------------------------------------------------------------
                                                                6,475            9,947
---------------------------------------------------------------------------------------------
Deferred tax liabilities
   Noncurrent                                                 (75,297)         (83,037)
---------------------------------------------------------------------------------------------
Net deferred tax liabilities                                  (68,822)         (73,090)
---------------------------------------------------------------------------------------------

The income tax expense (benefit) consists of the following:

                                                       Year ended             Year ended             Year ended
                                                    December 31, 2002      December 31, 2001      December 31, 2000
                                                    -----------------      -----------------      -----------------
Income tax expense (benefit)
   before extraordinary items                            26,332                 (5,828)                (28,353)
Income tax benefit of extraordinary items                     0                      0                  (1,767)
Income tax benefit on additional minimum
   pension liability                                       (155)                  (142)                      0
-----------------------------------------------------------------------------------------------------------------------
                                                         26,177                 (5,970)                (30,120)
-----------------------------------------------------------------------------------------------------------------------


As of December 31, 2002 and 2001 Grohe provided additional German income taxes and foreign withholding taxes of (euro)1,559 and (euro)510 on undistributed retained earnings of (euro)29,198 and (euro)17,528, respectively, in foreign subsidiaries on future payout of these foreign earnings as dividends because these earnings are not intended to be permanently reinvested in those operations.

As of December 31, 2002 and 2001 Grohe did not provide income taxes or foreign withholding taxes on (euro)42,987 and (euro)41,880, respectively, in retained earnings of foreign subsidiaries because these earnings are

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


intended to be indefinitely reinvested in those subsidiaries. To estimate the amount of unrecognized deferred tax liabilities for these undistributed earnings is impracticable.

NOTE 6. EXTRAORDINARY LOSS

The extraordinary loss of (euro)3,008 ((euro)4,775, net of applicable income taxes of (euro)1,767) recorded for the year ended December 31, 2000, relates to the early extinguishment of long-term debt to banks in November 2000. There were no extraordinary items to be recorded for the years ended December 31, 2002 and 2001.

NOTE 7. INVENTORIES

Inventories at December 31, 2002 and 2001 were comprised as follows:

                                                          December 31, 2002       December 31, 2001
                                                          -----------------       -----------------
Raw materials and supplies                                      27,581                  28,598
Work in process                                                 24,439                  24,804
Finished goods and goods purchased for resale                   56,175                  56,178
--------------------------------------------------------------------------------------------------------
                                                               108,195                 109,580
--------------------------------------------------------------------------------------------------------


NOTE 8. OTHER CURRENT ASSETS

Other current assets consist of the following:

                                                        December 31, 2002         December 31, 2001
                                                        -----------------         -----------------
Tax receivables                                               14,112                   17,313
Currency and interest rate derivatives                        15,485                    1,435
Prepayments and receivables from vendors                       2,333                    1,868
Receivables from sale of land                                      0                    1,023
Miscellaneous                                                  1,120                    2,428
--------------------------------------------------------------------------------------------------------
                                                              33,050                   24,067
--------------------------------------------------------------------------------------------------------

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


NOTE 9. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

                                                        December 31, 2002         December 31, 2001
                                                        -----------------         -----------------
COST
   Land, buildings and improvements                         151,968                    152,498
   Equipment and machinery                                   70,848                     94,995
   Other factory and office equipment                       100,001                    104,449
   Advances and construction in process                      13,261                      7,231
--------------------------------------------------------------------------------------------------------
                                                            336,078                    359,173
--------------------------------------------------------------------------------------------------------

ACCUMULATED DEPRECIATION
   Land, buildings and improvements                          22,806                     16,375
   Equipment and machinery                                   42,539                     53,238
   Other factory and office equipment                        51,727                     55,074
--------------------------------------------------------------------------------------------------------
                                                            117,072                    124,687
--------------------------------------------------------------------------------------------------------

CARRYING AMOUNT
   Land, buildings and improvements                         129,162                    136,123
   Equipment and machinery                                   28,309                     41,757
   Other factory and office equipment                        48,274                     49,375
   Advances and construction in process                      13,261                      7,231
--------------------------------------------------------------------------------------------------------
                                                            219,006                    234,486
--------------------------------------------------------------------------------------------------------


Depreciation expense incurred is as follows:

                                                    Year ended             Year ended              Year ended
                                              December 31, 2002         December 31, 2001      December 31, 2000
                                              -----------------         -----------------      -----------------
Land, buildings and improvements                        6,570                  6,518                  7,198
Equipment and machinery                                18,822                 23,006                 22,354
Other factory and office equipment                     22,480                 24,554                 26,338
---------------------------------------------------------------------------------------------------------------------
                                                       47,872                 54,078                 55,890
---------------------------------------------------------------------------------------------------------------------

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


NOTE 10. INTANGIBLE ASSETS

Intangible assets comprise of:

                                                                   December 31,        December 31,
                                                                       2002                2001
                                                                       ----                ----
INTANGIBLE ASSETS SUBJECT TO AMORTIZATION
   COST
      Tradename                                                        290,269            290,115
      Software                                                          18,501             15,060
-------------------------------------------------------------------------------------------------------
                                                                       308,770            305,175
-------------------------------------------------------------------------------------------------------

   ACCUMULATED AMORTIZATION
      Tradename                                                         63,452             44,111
      Software                                                           7,275              8,080
-------------------------------------------------------------------------------------------------------
                                                                        70,727             52,191
-------------------------------------------------------------------------------------------------------

   CARRYING AMOUNT
      Tradename                                                        226,817            246,004
      Software                                                          11,226              6,980
-------------------------------------------------------------------------------------------------------
                                                                       238,043            252,984
-------------------------------------------------------------------------------------------------------

INTANGIBLE ASSETS NOT SUBJECT TO AMORTIZATION
   Goodwill                                                            445,011            452,555
   Intangible pension asset                                                202                286

-------------------------------------------------------------------------------------------------------
Total carrying amount of intangible assets                             683,256            705,825
-------------------------------------------------------------------------------------------------------


The carrying amount of goodwill changed as follows:

                                             GERMANY AND       EUROPEAN        OVERSEAS
                                           DIRECT EXPORTS    SUBSIDIARIES    SUBSIDIARIES        TOTAL
-------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2001               338,833           57,714          56,008          452,555
-------------------------------------------------------------------------------------------------------------
   Effects of foreign currency
      exchange rate changes                         0              (47)         (7,497)          (7,544)
-------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2002               338,833           57,667          48,511          445,011
-------------------------------------------------------------------------------------------------------------


Additions relating to software of (euro)8,222, (euro)4,451 and (euro)3,387 were recognized in the years ended December 31, 2002, 2001 and 2000, respectively. Additions relating to tradename of (euro)154, (euro)148 and (euro)5,034 were recognized in the years ended December 31, 2002, 2001 and 2000, respectively. Software is amortized over 3 to 5 years and tradename is amortized over 15 years.

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


Amortization expense incurred is as follows:

                                                    Year ended             Year ended              Year ended
                                                 December 31, 2002      December 31, 2001      December 31, 2000
                                                 -----------------      -----------------      -----------------
Goodwill                                                   0                 35,758                35,397
Tradename                                             19,341                 19,341                19,124
Software                                               4,020                  3,372                 3,588
---------------------------------------------------------------------------------------------------------------------
Aggregated amortization expense                       23,361                 58,471                58,109
---------------------------------------------------------------------------------------------------------------------


Estimated aggregate amortization expenses related to intangible assets for the years 2003 to 2007 are as follows:

    Year ended December 31,           Amortization expense
    -----------------------           --------------------
              2003                           22,776
              2004                           22,497
              2005                           21,328
              2006                           21,105
              2007                           20,223


NOTE 11. OTHER NONCURRENT ASSETS

Other noncurrent assets consist of the following:

                                                      December 31, 2002        December 31, 2001
                                                      -----------------        -----------------
Debt issuance cost                                          16,353                 19,043
Receivable from sale of real property to
   related parties                                           3,475                      0
Deposits                                                     1,090                  1,282
Miscellaneous                                                1,403                  1,519
-----------------------------------------------------------------------------------------------------
                                                            22,321                 21,844
-----------------------------------------------------------------------------------------------------


Cost related to the issuance of debt are capitalized and amortized to interest expense over the lives of the related debt using the effective interest method. The various recorded debt issuance costs relate to long term debt to banks, shareholders, related parties, and to the bonds. Amortization charges of capitalized debt issuance costs were (euro)4,079, (euro)4,071 and (euro)4,384 for the years ended December 31, 2002, 2001 and 2000, respectively. Estimated future amortization charges are as follows: 2003, (euro)3,209; 2004,
(euro)2,820; 2005, (euro)2,389; 2006, (euro)2,009; 2007, (euro)1,130, and thereafter, (euro)4,796.

The receivable from the sale of real property to related parties (see NOTE 18) of nominally (euro)3,920 at December 31, 2002, which results from the sale of one of the Company's former production sites, is due in two installments of
(euro)1,960 in June 2004 and June 2006, respectively. As the receivable does not bear

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


interest, interest has been imputed at a rate of 5% resulting in a net carrying amount of (euro)3,475 at December 31, 2002.

NOTE 12. SHORT-TERM DEBT

SHORT-TERM DEBT TO BANKS

Short-term debt to banks is mainly comprised of two short-term loans denominated in Japanese yen of Grohe Japan, Ltd. The interest rates for these loans were 0.87% and 1.17% at December 31, 2002 and 0.89% and 1.12% at December 31, 2001.
The weighted average interest rate on short-term debt to banks was 0.93% and 0.94% at December 31, 2002 and 2001, respectively.

CREDIT FACILITIES

Unused credit lines available to the Company at December 31, 2002 and 2001 amounted to (euro)70,058 and (euro)30,051, respectively. Under the respective credit arrangements, the Company has the option to borrow amounts for general purposes. An amount of (euro)51,129 of the credit lines as of December 31, 2002 represents senior bank loan facility E. The interest rate for facility E as of December 31, 2002 was EURIBOR plus 2%. Regarding the covenants relating to the senior credit facility we refer to Note 14.

NOTE 13. OTHER ACCRUED EXPENSES AND CURRENT LIABILITIES

         Other accrued expenses and current liabilities are comprised of the following:

                                                           December 31, 2002    December 31, 2001
                                                           -----------------    -----------------
Customer bonuses and rebates                                    45,448                43,687
Accrued payroll and personnel related expenses                  38,767                30,105
Accrued interest on long-term debt and bonds                     9,163                10,576
Other taxes                                                     11,135                10,644
Warranty and service costs                                       9,494                 8,534
Credit balances in receivables                                   2,206                 3,479
Outstanding invoices                                             4,439                 4,800
Accrued fees for professional services                           2,859                 3,280
Liabilities to independent sales agents                          4,060                 2,797
Liabilities from currency and interest rate derivatives          7,144                 9,536
Environmental remediation liabilities                              100                   307
Other                                                            8,095                 9,746
-----------------------------------------------------------------------------------------------------
                                                               142,910               137,491
-----------------------------------------------------------------------------------------------------

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------



Grohe guarantees the performance of products delivered and services rendered generally for a period of up to two years in Germany and up to five years in other countries. Grohe accrues a liability for expected warranty costs and similar obligations when a product is sold. Estimates for accrued warranty costs are primarily based on historical experience. Accruals for product warranties changed as follows:

                                                        Year ended            Year ended            Year ended
                                                    December 31, 2002     December 31, 2001     December 31, 2000
                                                    -----------------     -----------------     -----------------
Balance at beginning of period                          8,534                 8,157                 7,822
Foreign currency changes                                  (57)                  (14)                  (11)
Utilizations                                           (7,006)               (6,396)               (5,878)
Additions for warranties issued in respective year      8,023                 6,787                 6,224
---------------------------------------------------------------------------------------------------------------------
Balance at end of period                                9,494                 8,534                 8,157
---------------------------------------------------------------------------------------------------------------------

NOTE 14. LONG-TERM DEBT

A)       LONG-TERM DEBT TO BANKS

Long-term debt to banks is as follows:

                                                                Secured     December 31, 2002     December 31, 2001
                                                                -------     -----------------     -----------------
Senior bank loan facility B maturing December 30,
   2006 with principal payments each year and interest
   payable at 2.25% above EURIBOR                                 a)               12,373                64,028

Senior bank loan facility C maturing December 30, 2006
   with principal payments each year and interest
   payable at 2.50% above EURIBOR                                 a)               59,171                59,171

Senior bank loan facility D maturing December 30, 2006
   with principal payments each year and interest payable
   at 2.25% and 2.00% above EURIBOR prior and
   subsequent to October 29, 2001, respectively                   b)              187,178               208,096

Senior bank loan facility F maturing December 30, 2006
   with interest payable at 3.00% above EURIBOR                   a)               76,694                     0

Supplementary bank loan originally maturing
   December 30, 2007 with  interest payable
   at 3.00% above EURIBOR                                         c)                    0                76,694

Bank loans of subsidiaries maturing between 2003
   and 2018 with interest payable at 4.95% to 7.25%
   at December 31, 2002 and 2001                                  d)               17,722                23,919
-----------------------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT TO BANKS                                                     353,138               431,908
-----------------------------------------------------------------------------------------------------------------------
Less current maturities of long-term debt to banks                                 73,184                52,707
-----------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT TO BANKS                                                           279,954               379,201
-----------------------------------------------------------------------------------------------------------------------

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


In January 2002, Grohe repaid the supplementary facility with the proceeds of a new facility under the senior facility, facility F.

Grohe entered into swap and collar agreements during the year 2000 with a total volume of (euro)526,631. With the swap agreements, the Company exchanged the short term variable rate related to the bank debt for a long term variable rate with a capped total interest rate. The volume of the interest rate derivatives decreases with the amortization of the related senior debt until the swaps and the collar mature on July 28, 2004 and July 29, 2004, respectively. At December 31, 2002 the total interest rate derivatives volume was at (euro)347,167.

All of the above loans are denominated in euro except for the following. The bank loans of Grohe Siam, Ltd. included above in "bank loans of subsidiaries" in an amount of (euro)4,570 and (euro)7,324 at December 31, 2002 and 2001, respectively, were payable in Thailand baht.

         SECURITIZATION

a) first ranking secured by Grohe Beteiligungs GmbH & Co. KG's present or future limited partnership interest in Friedrich Grohe AG & Co. KG with a carrying value of (euro)649,689 and (euro)670,493, its 25% ownership interest in Grohe A/S with a carrying value of (euro)175 and (euro)52, its shares in Friedrich Grohe Geschaftsfuhrungs AG with a carrying value of
     (euro)55 and (euro)55, all claims from its interest rate derivatives and its escrow account of (euro)31,274 and (euro)29,950 at December 31, 2002 and 2001, respectively.

b) secured by mortgages of(euro)12,541 and(euro)19,083 on properties of Friedrich Grohe AG & Co. KG, mortgages of (euro)84,852 and(euro)91,931 on properties of domestic subsidiaries of Friedrich Grohe AG & Co. KG, the assignment as security of movable tangible assets of(euro)30,180 and(euro)24,735 and inventories of(euro)25,362 and(euro)24,647 of Friedrich Grohe AG & Co. KG, the blanket assignment of all receivables of Friedrich Grohe AG & Co. KG and Grohe Deutschland Vertriebs GmbH of(euro)181,701 and(euro)199,549, including receivables from group companies, the assignment as security of all patents, brands and other industrial property rights of Friedrich Grohe AG & Co. KG of(euro)226,817 and(euro)246,004, all shares in domestic subsidiaries held directly by Friedrich Grohe AG & Co. KG with a carrying value of(euro)351,683 and(euro)362,420 and almost all shares in the foreign subsidiaries held directly by Grohe International GmbH with a carrying value of(euro)176,184 and(euro)174,517 at December 31, 2002 and 2001, respectively.

c) second ranking secured by Grohe Beteiligungs GmbH & Co. KG's present or future limited partnership interest in Friedrich Grohe AG & Co. KG with a carrying value of (euro)649,689 and (euro)670,493, its 25% ownership interest in Grohe A/S with a carrying value of (euro)175 and (euro)52, its shares in Friedrich Grohe Geschaftsfuhrungs AG with a carrying value of
     (euro)55 and (euro)55, all claims from its interest rate derivatives and its escrow account of (euro)31,274 and (euro)29,950 at December 31, 2002 and 2001, respectively.

d) mainly secured by mortgages on properties of subsidiaries of (euro)24,330 and (euro)25,788 at December 31, 2002 and 2001, respectively.

COVENANTS

The senior credit facility contains customary operating and financial covenants, including, without limitation:

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


o requirement to maintain minimum ratios of Weighted Consolidated EBITDA to Consolidated Net Finance Charges, each as defined in the senior credit facility;

o the requirement to maintain Minimum Consolidated EBITDA, as defined in the senior credit facility;

o maximum ratios of Net Total Debt I, as defined in the senior credit facility, to Weighted Consolidated EBITDA, and Net Total Debt II, as defined in the senior credit facility, to Weighted Consolidated EBITDA; and

o        limits on capital expenditures.

In addition, the senior credit facility includes covenants relating to limitations on

o        sales and other disposals;

o        indebtedness;

o        acquisitions;

o        investments; and

o        hedging.

As of December 31, 2002 and 2001 the Company was in compliance with above covenants.

CONTINGENT PRINCIPAL PAYMENTS ON THE SENIOR FACILITIES

Mandatory prepayment in full is required if there is a material alteration of the corporate structure of Grohe Holding, including:

o the shareholders of Grohe Holding cease to own or hold in the aggregate less than 51% of the capital or voting rights to Grohe Holding;

o        Grohe Holding ceases to own or hold all shares in Grohe Consult GmbH;

o Grohe Beteiligungs GmbH & Co. KG ceases to own 99% of the capital or the voting rights in Friedrich Grohe AG & Co. KG;

o Grohe Holding ceases to be the sole general partner of Grohe Beteiligungs GmbH & Co. KG or Grohe Consult GmbH ceases to be the sole limited partner of Grohe Beteiligungs GmbH & Co. KG; or

o Grohe Beteiligungs GmbH & Co. KG ceases to own or hold all shares in Friedrich Grohe Geschaftsfuhrungs AG.

Certain mandatory partial prepayments are required to be made, including:

o 100% of the Excess Cash Flow of Grohe Beteiligungs GmbH & Co. KG in any fiscal year, as defined in the senior credit facility;

o 75% of Grohe Group Excess Cash Flow of Friedrich Grohe AG & Co. KG and its consolidated subsidiaries in any fiscal year, as defined in the senior credit facility;

o any amounts received by Grohe Beteiligungs GmbH & Co. KG or Friedrich Grohe AG & Co. KG in connection with a refund of taxes other than amounts received by way of an assignment of corporate tax refund claims from Grohe Holding to Grohe Beteiligungs GmbH & Co. KG up to an amount of

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


         (euro)49,544; (on July 24, 2001 the Company received a tax refund of (euro)49,340. This tax refund was used for a principal payment on the senior bank loans of (euro)23,520 on July 30, 2001 and for a further principal payment on the senior bank loans of (euro)25,820 on August 30, 2001);

o any amounts received by Grohe Beteiligungs GmbH & Co. KG or Friedrich Grohe AG & Co. KG under an insurance policy, unless applied within three months against the loss for which such amounts were received; or

o proceeds from asset sales by Grohe Beteiligungs GmbH & Co. KG or Friedrich Grohe AG & Co. KG, other than in the ordinary course of business, not immediately reinvested in replacement assets.

B) BONDS

On November 13, 2000 Grohe Holding GmbH issued a debenture (`bonds') totaling
(euro)200,000. The bonds were issued at the nominal value of (euro)1 or in multiples of (euro)1 and are due at par on November 15, 2010. The bonds bear 11.5% interest per year. Interest payments are made on May 15 and November 15 of each year. Accrued interest of (euro)2,875 and (euro)3,250 as of December 31, 2002 and 2001, respectively, were included in current liabilities.

The bonds are subordinated to any indebtedness incurred under the senior credit facility. The indenture includes certain rules regarding the early redemption of the notes.

The indenture describes certain criteria that have to be met in order to avoid an event of default. Certain deadlines regarding the timely provision of consolidated financial statements in accordance with US GAAP for the year ended December 31, 2000 to the trustee and the noteholders as well as the timely filing of a registration statement with the U.S. Securities and Exchange Commission (SEC) were not met by the Company. However, a default under the related clause does not constitute an event of default prior to a notification by the trustee and the failure to cure such default within the time specified in the indenture agreement after receipt of such notice.

The bonds provide for penalty interest in the event that certain requirements have not been met at the specified dates. The penalty interest rate starts at 0.5% and increases to a maximum of 1.5%. As a consequence of the failure to meet above deadlines Grohe had been subject to additional interest from May 14, 2001 to February 22, 2002.

Grohe's last remaining default was cured upon the effectiveness of its registration statement with the SEC on February 22, 2002 and as of this date interest was reduced to 11.5% again.

C) LONG-TERM DEBT TO SHAREHOLDERS AND LONG-TERM DEBT TO RELATED PARTIES

In July 1999 shareholders and related parties of Grohe Holding have provided the Company with loans totaling (euro)259,225. This amount bears a nominal interest at a rate of 5% per year. Originally, principal and interest payments were not due prior to the complete settlement of all claims of the creditors under the senior and junior credit facility in December 2006. In the course of the issuance of the bonds in November 2000, principal and interest payments were subordinated to the repayment of the bonds until November 2010.

As the loans carry a rate of interest less than market rate, interest has been imputed using a discount rate of 11.5% to arrive at the loans' net present value of (euro)158,680 at July 31, 1999. The cash provided of (euro)259,225 in excess of the imputed long term debt to shareholders and related parties balance ((euro)158,680)

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


has been recorded as a credit to additional paid in capital ((euro)48,865) and a credit to deferred taxes ((euro)51,680).

Due to the subordination of these loans from shareholders and related parties to the bonds, the debt instrument has substantially different terms such that the modification has to be accounted for in a manner like an early extinguishment of debt.

The difference in net present values of the original debt instrument ((euro)183,015 at November 15, 2000) and the debt instrument after the aforementioned modification ((euro)136,694 at November 15, 2000) has been recorded as a credit to additional paid in capital ((euro)28,626) and a credit to deferred taxes ((euro)17,695).

In July 2001 Cornelius Geber and Dr. Hellmut K. Albrecht became shareholders of the Company and provided the Company with additional shareholder loans of
(euro)378. Principal and interest payments are subordinated to the repayment of the bonds until November 2010. As the loans bear a nominal interest at a rate of 5% per year, which is less than the market rate, interest has been imputed using a discount rate of 11.5% to arrive at the loans' net present value of (euro)200. The difference of (euro)178 between the cash provided of (euro)378 and the net present value of the loans of (euro)200 has been recorded as a credit to additional paid in capital ((euro)110) and a credit to deferred taxes ((euro)68).

Long-term debt to related parties at December 31, 2002 and 2001 is comprised as follows:

                                                         December 31, 2002           December 31, 2001
                                                         -----------------           -----------------
BC Funds, Channel Islands                                       67,569                      60,600
Teabar Capital Corp., Toronto, Canada                           36,981                      33,167
Capital d'Amerique CDPQ, Montreal, Canada                       28,362                      25,436
Dr. Hellmut K. Albrecht, Munich, Germany                           193                         174
Cornelius Geber, Hamburg, Germany                                   43                          38
-------------------------------------------------------------------------------------------------------------
Total related parties                                          133,148                     119,415
-------------------------------------------------------------------------------------------------------------

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------



Long-term debt to shareholders at December 31, 2002 and 2001 is comprised as follows:

                                                           December 31, 2002         December 31, 2001
                                                           -----------------         -----------------
BdW GmbH & Co. KG, Frankfurt, Germany                            9,742                      8,738
HVB-Offene Unternehmensbeteiligungs-AG,
   Munich, Germany                                               9,742                      8,738
South Light Investment Pte Limited, Singapore                    9,742                      8,738
HarbourVest III-Direct Fund L.P., Delaware, USA                  5,845                      5,242
Crescat Equity 1 Beteiligung GmbH & Co. KG,
   Hamburg, Germany                                              2,269                      2,035
Laranjedo Servicios e Gestao Lda., Madeira, Portugal             1,949                      1,747
Michel Guillet, Paris, France                                      115                        103
Patrice Hoppenot, La Celle Saint Coud, France                       57                         51
Raymond Svider, Paris, France                                       57                         51
Celia Guillet, Paris, France                                         3                          2
Edouard Guillet, Paris, France                                       3                          2
Vincent Festquet, Paris, France                                      1                          1
Remi Terrail, Paris, France                                          1                          1
-------------------------------------------------------------------------------------------------------------
Total shareholders                                              39,526                     35,449
-------------------------------------------------------------------------------------------------------------

D) CAPITAL LEASES

Office equipment includes computer hardware and telecommunication equipment under capital lease agreements of (euro)3,132 and (euro)4,809 as of December 31, 2002 and 2001, respectively. Accumulated depreciation includes depreciation of computer hardware and telecommunication equipment under capital lease agreements of (euro)2,026 and (euro)2,847 at December 31, 2002 and 2001, respectively. Depreciation expense on assets under capital lease agreements were (euro)1,419,
(euro)1,556 and (euro)1,547 for the years ended December 31, 2002, 2001 and 2000, respectively.

Total minimum lease payments under the above capital lease contracts are comprised as follows:

2003                                                               736
2004                                                               336
2005                                                               179
2006                                                                56
2007                                                                 8
Thereafter                                                           0
-----------------------------------------------------------------------
Total minimum lease payments                                     1,315
-----------------------------------------------------------------------
Less: amount representing interest                                 141
-----------------------------------------------------------------------
Present value of capital lease obligations                       1,174
-----------------------------------------------------------------------
Current portion                                                    656
Long-term portion                                                  518


Lease terms range from 36 to 63 months.

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


E) FUTURE MATURITIES OF LONG-TERM DEBT

Financial liabilities maturing during the next five years and thereafter are as follows:

-----------------------------------------------------------------------------------------------------------------------
                                                                 LONG-TERM DEBT TO
                                                                  RELATED PARTIES
                                 BANK DEBT          BOND         AND SHAREHOLDERS    CAPITAL LEASES        TOTAL
-----------------------------------------------------------------------------------------------------------------------
2003                                73,184              0                 0                 656            73,840
2004                                78,529              0                 0                 298            78,827
2005                                83,522              0                 0                 162            83,684
2006                               113,701              0                 0                  50           113,751
2007                                   701              0                 0                   8               709
Thereafter                           3,501        200,000           172,674                   0           376,175
-----------------------------------------------------------------------------------------------------------------------
Total long-term debt               353,138        200,000           172,674               1,174           726,986
-----------------------------------------------------------------------------------------------------------------------


NOTE 15. PENSION AND SIMILAR OBLIGATIONS

PENSION LIABILITIES

The Company maintains a number of unfunded pension plans, covering substantially all German employees. The plans provide for payment of retirement benefits and certain disability and survivors benefits. After meeting certain qualifications, an employee acquires a vested right for future benefits. In most cases, the benefits payable are determined on the basis of an employee's length of service, earnings and ranking. The German plans have been closed for new hires effective January 1, 2001. For its employees in the United States the Company maintains a funded pension plan.

The Projected Benefit Obligation (PBO) developed as follows:

                                                   December 31, 2002        December 31, 2001
--------------------------------------------------------------------------------------------------
Projected benefit obligation
   at beginning of year                                151,000                  140,776
--------------------------------------------------------------------------------------------------
      Foreign currency exchange rate changes              (698)                     193
      Service cost                                       4,975                    5,151
      Interest cost                                      9,096                    8,770
      Curtailments                                           0                   (5,358)
      Plan amendments                                      314                      142
      Actuarial losses                                   7,715                    5,913
      Benefits paid                                     (5,093)                  (4,587)
--------------------------------------------------------------------------------------------------
Projected benefit obligation at end of year            167,309                  151,000
--------------------------------------------------------------------------------------------------

The Accumulated Benefit Obligation (ABO) totaled (euro)147,273 and (euro)132,112 on December 31, 2002 and 2001.

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------



Changes in plan assets relate only to the funded US pension plan and were as follows:

                                                   December 31, 2002       December 31, 2001
--------------------------------------------------------------------------------------------------
Fair value of plan assets at beginning of year            2,508                   2,410
--------------------------------------------------------------------------------------------------
   Foreign currency exchange rate changes                  (415)                    130
   Actual return on plan assets                            (122)                   (227)
   Employer contributions                                   479                     336
   Actual benefit payments                                  (35)                   (141)
--------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                  2,415                   2,508
--------------------------------------------------------------------------------------------------


A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

                                                    December 31, 2002       December 31, 2001
--------------------------------------------------------------------------------------------------
Funded status*)                                          (164,894)               (148,492)
   Unrecognized prior service cost                            993                     878
   Unrecognized actuarial losses                           13,729                   6,091
--------------------------------------------------------------------------------------------------
Net amount recognized                                    (150,172)               (141,523)
--------------------------------------------------------------------------------------------------

         *) Difference between the projected benefit obligation and the fair value of plan assets.


Amounts recognized in the consolidated balance sheets consist of:

                                                 December 31, 2002       December 31, 2001
---------------------------------------------------------------------------------------------------
Accrued pension liability                                (151,155)               (142,176)
Intangible assets                                             202                     286
Accumulated other comprehensive income                        781                     367
---------------------------------------------------------------------------------------------------
Net amount recognized                                    (150,172)               (141,523)
---------------------------------------------------------------------------------------------------


The assumptions used in calculating the actuarial values for the German pension plans are as follows:

                                                   Year ended        Year ended        Year ended
                                                  December 31,      December 31,      December 31,
                                                      2002              2001              2000
                                                        %                %                 %
                                                ------------------------------------------------------
Discount rate                                         5.50              6.00              6.25
Rate of compensation increase                         2.75              3.00              3.00
Increase in social security ceiling                   2.75              3.00              3.00
Cost of living                                        1.75              2.00              2.00

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------



The assumptions used in calculating the actuarial values for the US pension plan are as follows:

                                                   Year ended        Year ended       Year ended
                                                  December 31,      December 31,     December 31,
                                                      2002              2001             2000
                                                       %                 %                 %
                                               ------------------------------------------------------
Discount rate                                         6.50              6.50             6.75
Rate of compensation increase                         5.00              5.00             5.00
Expected return on assets                             6.00              8.00             8.00


Net periodic pension cost for the years ended December 31, 2002, 2001 and 2000 comprised the following:

                                                     Year ended        Year ended        Year ended
                                                    December 31,      December 31,      December 31,
                                                        2002              2001              2000
                                                 -------------------------------------------------------
Service cost                                           4,975              5,151            5,233
Interest cost                                          9,096              8,770            8,367
Expected return on plan assets                          (148)              (187)            (247)
Amortization of unrecognized losses                      115                 58               47
Amortization of prior service cost                       168                109              109
Gain from curtailment                                      0             (5,358)               0
--------------------------------------------------------------------------------------------------------
Net periodic pension cost                             14,206              8,543           13,509
--------------------------------------------------------------------------------------------------------


OTHER POST-RETIREMENT BENEFITS

Grohe provides certain post-retirement benefits to its employees in the US. The plan covers medical, dental and life insurance premiums. The following tables set out information in respect to this plan.

The projected post-retirement benefit obligation developed as follows:

                                                  December 31,       December 31,
                                                      2002               2001
-------------------------------------------------------------------------------------
Projected post-retirement benefit obligation
at beginning of year                                   1,887                706
-------------------------------------------------------------------------------------
     Foreign currency exchange rate changes             (497)                56
     Service cost                                         99                 48
     Interest cost                                       131                 53
     Actuarial losses                                  1,935              1,024
     Benefits paid                                       (67)                 0
-------------------------------------------------------------------------------------
Projected post-retirement benefit obligation
at end of year                                         3,488              1,887
-------------------------------------------------------------------------------------

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

                                                        December 31,      December 31,
                                                            2002              2001
-----------------------------------------------------------------------------------------
Funded status                                             (3,488)            (1,887)
-----------------------------------------------------------------------------------------
   Unrecognized actuarial losses                           2,243                627
-----------------------------------------------------------------------------------------
Net amount recognized                                     (1,245)            (1,260)
-----------------------------------------------------------------------------------------


The assumptions used in calculating the actuarial values for post-retirement benefits are as follows:

                                                   Year ended        Year ended        Year ended
                                                  December 31,      December 31,      December 31,
                                                      2002              2001              2000
                                                ------------------------------------------------------
Discount rate                                        7.00%            7.00%             6.75%
First year health care cost trend rate               6.00%            5.00%             8.00%
Ultimate health care cost trend rate                 6.00%            5.00%             5.00%
Years to reach ultimate cost trend rate               n.a.             n.a.                6

Net periodic post-retirement benefit costs for the years ended December 31, 2002, 2001 and 2000 comprised the following:

                                                     Year ended        Year ended        Year ended
                                                    December 31,      December 31,      December 31,
                                                        2002              2001              2000
                                                 -------------------------------------------------------
Service cost                                              99                 43               53
Interest cost                                            131                 47               58
Amortization of unrecognized (gains) losses               33                (23)               0
--------------------------------------------------------------------------------------------------------
Net periodic post-retirement costs                       263                 67              111
--------------------------------------------------------------------------------------------------------

The effects of a one-percentage point change in assumed health care cost trend rates are presented in the following table:

                                                     1-percentage       1-percentage
                                                    point increase     point decrease
                                                 ---------------------------------------
Effect on total of service and interest
    cost components                                       45                 (41)
Effect on accumulated post-retirement benefit
   obligation
                                                         600                (485)

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


NOTE 16. SHAREHOLDERS' EQUITY

SHARE CAPITAL

As Grohe has been established in the legal form of a GmbH according to the German Limited Liability Companies Act (GmbH-Gesetz), its equity is not represented by a number of equal shares.

Grohe shareholders and their respective shares in nominal amounts and as percentages at December 31, 2002 and 2001 are presented in the following table:

                                                            DECEMBER 31, 2002       DECEMBER 31, 2001
                                                            -----------------       -----------------
Shareholder                                                 shares         %       shares          %
-----------                                                 ------         -       ------          -
Teabar Capital Corp., Toronto, Canada                     10,723         20.87     10,723         21.02
Capital d'Amerique CDPQ, Montreal, Canada                  8,224         16.01      8,224         16.12
BdW GmbH & Co. KG, Frankfurt, Germany                      2,825          5.50      2,825          5.54
HVB-Offene Unternehmensbeteiligungs-AG,
    Munich, Germany                                        2,825          5.50      2,825          5.54
South Light Investment Pte Limited, Singapore              2,825          5.50      2,825          5.54
BC European Capital VI-1, Channel Islands                  1,837          3.58      1,837          3.60
BC European Capital VI-2, Channel Islands                  1,837          3.58      1,837          3.60
BC European Capital VI-3, Channel Islands                  1,837          3.58      1,837          3.60
BC European Capital VI-9, Channel Islands                  1,812          3.53      1,812          3.56
BC European Capital VI-4, Channel Islands                  1,804          3.51      1,804          3.54
BC European Capital VI-5, Channel Islands                  1,791          3.49      1,791          3.52
BC European Capital VI-6, Channel Islands                  1,789          3.48      1,789          3.51
BC European Capital VI-10, Channel Islands                 1,787          3.48      1,787          3.50
BC European Capital VI-7, Channel Islands                  1,780          3.46      1,781          3.49
BC European Capital VI-8, Channel Islands                  1,779          3.46      1,779          3.49
HarbourVest III-Direct Fund L.P., Delaware, USA            1,695          3.30      1,695          3.32
Crescat Equity 1 Beteiligung GmbH & Co. KG,
    Hamburg, Germany                                         658          1.28        658          1.29
Laranjedo Servicios e Gestao Lda., Madeira, Portugal         565          1.10        565          1.11
BC European Capital VI-12, Channel Islands                   368          0.71        368          0.72
Peter Korfer-Schun, Dortmund, Germany                        353          0.69        353          0.69
Dr. Rainer S. Simon, Isernhagen, Germany                     353          0.69        353          0.69
Detlef Spigiel, Gevelsberg, Germany                          228          0.44        228          0.45
Michael Grimm, Dreieich-Buchschlag, Germany                  186          0.36          0          0.00
Stephan M. Heck, Mannheim, Germany                           186          0.36          0          0.00
BC European Capital V-3, Channel Islands                     179          0.35        179          0.35
BC European Capital V-5, Channel Islands                     178          0.35        178          0.35
BC European Capital V-4, Channel Islands                     176          0.34        176          0.34
BC European Capital V-1, Channel Islands                     164          0.32        164          0.32
BC European Capital V-2, Channel Islands                     164          0.32        164          0.32
BC European Capital V-6, Channel Islands                     156          0.30        156          0.31
BC European Capital VI-11, Channel Islands                   134          0.26        134          0.27
Dr. Hellmut K. Albrecht, Munich, Germany                      60          0.12         60          0.12
Michel Guillet, Paris, France                                 33          0.07         33          0.07
BC European Capital VI-14, Channel Islands                    17          0.03         17          0.03
Patrice Hoppenot, La Celle Saint Coud, France                 17          0.03         17          0.03
Raymond Svider, Paris, France                                 17          0.03         17          0.03
Cornelius Geber, Hamburg, Germany                             10          0.02         10          0.02
Celia Guillet, Paris, France                                   1          0.00          1          0.00
Edouard Guillet, Paris, France                                 1          0.00          1          0.00
Vincent Festquet, Paris, France                                0          0.00          0          0.00
Remi Terrail, Paris, France                                    0          0.00          0          0.00
---------------------------------------------------------------------------------------------------------------
Total                                                     51,374        100.00     51,003        100.00
---------------------------------------------------------------------------------------------------------------

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


Peter Korfer-Schun, Detlef Spigiel, Michael Grimm and Stephan M. Heck are officers of the Company. Dr. Hellmut K. Albrecht, Cornelius Geber and Dr. Rainer
S. Simon are members of the supervisory board of Friedrich Grohe
Geschaftsfuhrungs AG.

COMPREHENSIVE INCOME

The changes in the components of other comprehensive income are as follows:

                                        Year ended                Year ended                 Year ended
                                    December 31, 2002          December 31, 2001          December 31, 2000
                                          Tax                         Tax                       Tax
                                 Pretax  effect    Net      Pretax   effect   Net     Pretax   effect   Net
                                ----------------------------------------------------- --------------------------
Foreign currency                 (15,008)    0   (15,008)  1,765         0   1,765    3,902        0   3,902
   translation adjustment
Additional minimum
   pension liability                (413)  155     (258)    (367)      142    (225)       0        0       0
----------------------------------------------------------------------------------------------------------------
Total other                      (15,421)  155   (15,266)  1,398       142   1,540    3,902        0   3,902
   comprehensive income
----------------------------------------------------------------------------------------------------------------


RETAINED EARNINGS

Under the German Limited Liability Companies Act (GmbH Gesetz), the amount of dividends available for distribution to shareholders is based on the earnings of Grohe Holding GmbH (parent company only) as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). In addition, dividend payments are restricted under the indenture related to the issuance of the bond. As a result of the above, no dividend distributions could be made as of December 31, 2002, 2001 and 2000.

SHARE BASED COMPENSATION

During 2002 and 2001 in accordance with a shareholders' agreement certain management executives were awarded shares of Grohe. The awards are subject to certain restrictions stipulated in a management equity participation agreement between the shareholders and the executives. In accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), the awards qualify for fix plan accounting treatment. Accordingly, compensation cost is measured as the excess, if any, of the fair market value of the Company's shares at the measurement date over the exercise price. Compensation cost is recognized over the vesting period of the awards. The awards vest over the related executives employment contracts and are subject to accelerated vesting provisions when certain defined conditions are met such as a change in control or an initial public offering. The Company determines fair market value of the awards based on discounted cash flows when no other market related information is available. Deferred compensation costs represent the portion of unvested awards and are included as a component of shareholders' equity. The Company has no other share based compensation plans.

The employment contract of one of the managing directors was terminated in June 2001. In connection with this termination, the shares of the managing director were transferred at (euro)905 to Grohe as of July 24, 2001. In July 2001, these shares were granted at an exercise price of (euro)1,002 to a managing director of

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


Grohe and two members of the supervisory board of Friedrich Grohe
Geschaftsfuhrungs AG, a wholly owned subsidiary of Grohe. The grant date aggregate fair value of the shares was (euro)2,442.

In August 2001, Grohe granted shares in the nominal value of (euro)110 to managing directors of the Company and a member of the advisory board. The aggregate exercise price of the shares was (euro)370. The payment of (euro)259 in excess of the nominal value of the granted shares is deferred until June 30, 2006. The deferred amounts bear interest at 6% per annum and interest is due at maturity. The cumulative unpaid interest in arrears was (euro)24 and (euro)8 at December 31, 2002, and 2001, respectively. The aggregate grant date fair value of the shares was (euro)900.

In July 2002, Grohe granted shares in the nominal value of (euro)371 to managing directors of the Company. The aggregate exercise price of the shares was
(euro)1,534. The aggregate grant date fair value of the shares was (euro)3,132.

Had the compensation cost for the Company's share awards been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, the Company's net income or loss on a pro forma basis would have been as follows for the years ending December 31:

                                                            2002            2001            2000
                                                            ----            ----            ----
Net income (loss), as reported                             23,551         (30,113)        (21,940)
------------------------------------------------------------------------------------------------------
Add: Share-based compensation expense included in
   reported net income (loss)                               1,781               0               0
Deduct: Total share-based compensation expense
   determined under fair value method                       1,923               0               0
------------------------------------------------------------------------------------------------------
Pro forma net income (loss)                                23,409         (30,113)        (21,940)
------------------------------------------------------------------------------------------------------


The preceding pro forma amounts were determined using the minimum value method used for non-public companies and were based on the following weighted average assumptions (results may vary depending on the assumptions applied within the model):

                                                            2002            2001           2000
                                                            ----            ----           ----
Dividend yield                                              0.0%            0.0%           n.a.
Risk-free interest rate                                     4.1%            4.1%           n.a.
Expected lives in years                                     3.4             1.7            n.a.


NOTE 17. COMMITMENTS AND CONTINGENCIES

PURCHASE COMMITMENTS

All purchase commitments are in the normal course of business and comprise the following:

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------




                                                         December 31,     December 31,
                                                             2002             2001
                                                             ----             ----
Raw material and supplies                                  127,617            96,085
Fixed assets                                                 6,699             1,841
------------------------------------------------------------------------------------------
                                                           134,316            97,926
------------------------------------------------------------------------------------------


LITIGATION

Concerning the conversion of Friedrich Grohe AG into Friedrich Grohe AG & Co. KG, some minority shareholders have used various legal remedies to appeal against the conversion into a limited partnership, the cash settlement offer and certain resolutions of the shareholders meeting of Friedrich Grohe AG and Friedrich Grohe AG & Co. KG.

Some minority shareholders have requested that the entry of the conversion in the commercial register be revoked. The Upper Regional Court of Hamm refused this request, and, under German rules of procedure, the court's decision is final. Some minority shareholders have filed an appeal to the Federal Constitutional Court (Bundesverfassungsgericht), claiming that the Upper Regional Court's decision has affected their fundamental rights under the German constitution. At the same time, these minority shareholders have threatened to appeal to the European Court of Human Rights if the Federal Constitutional Court does not decide in their favor. If the minority shareholders are successful in any of these appeals, there is a risk that the courts may rule to annul the conversion. However, we consider it to be remote that these claims will prevail.

Some minority shareholders have filed claims with German courts challenging the resolution approving the conversion. The Regional Court (Landgericht) of Hagen has dismissed the challenges to the conversion resolution. Each of the minority shareholders has filed an appeal to the Upper Regional Court (Oberlandesgericht) of Hamm. The upper regional court has decided to stay the matter until the Federal Constitutional Court has made a decision regarding the challenge to the commercial register entry. Any decision of the Upper Regional Court in this matter may be appealed to the Federal Supreme Court (Bundesgerichtshof) and thereafter to the Federal Constitutional Court (Bundesverfassungsgericht). If, after the conclusion of the foregoing appeals process, the German courts declared the resolution invalid, which scenario we consider remote, the following may be the result in case the minority shareholders initiate additional legal proceedings:

o The plaintiffs could be entitled to the damages that the court finds that they have actually incurred. Damages might include compensation for, among other things, certain tax disadvantages resulting from the conversion and the reduced liquidity of their investment.

o The partnership agreement that was adopted by the resolution could cease to be effective as of the date that the resolution was declared null and void. A new partnership agreement that maintains the former minority shareholders' legal position would then be prepared. If any shareholder refused to execute the new partnership agreement, the majority shareholder or Friedrich Grohe AG & Co. KG could then try to force them to do so through legal actions. On the other hand, the minority shareholders refusing to execute the new partnership agreement could try to initiate liquidation proceedings with respect to Friedrich Grohe AG & Co. KG.

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


o A court could require that Friedrich Grohe AG & Co. KG and/or the majority shareholder undertakes steps to convert Friedrich Grohe AG & Co. KG back into a stock corporation and then apply for public listing. This might cause the tax benefits resulting from the conversion to be eliminated; on the other hand, the majority shareholder then could squeeze out the minority shareholders, and a procedure to convert back into a limited partnership could be commenced.

Moreover, it is not clear whether the Federal Constitutional Court will consider the complaints of unconstitutionality.

Some minority shareholders are having the amount of the cash settlement offer of
(euro)330.20 per share with a nominal value of DM 50 examined in the arbitration procedure provided for by law. There is the risk that the court may determine a higher cash settlement in the course of the arbitration procedure. Such higher cash settlement would apply to 50,195 shares of minority shareholders of Friedrich Grohe AG who objected to the resolution authorizing the conversion of Friedrich Grohe AG into Friedrich Grohe AG & Co. KG. We cannot comment on the outcome of these proceedings and are not in the position to estimate an additional redemption amount that may be determined by the court. In case of a determination of a higher redemption amount by the court, the corresponding cash outflow would lead to additional acquisition costs for the above mentioned shares of Friedrich Grohe AG and consequently to additional goodwill. Goodwill is not amortized subsequent to January 1, 2002 and is subject to at least an annual impairment test.

One minority shareholder has filed a claim with the Regional Court of Hagen objecting to the adoption of the Friedrich Grohe AG & Co. KG financial statements of year 2000. The Regional Court of Hagen has decided to stay the matter until the Federal Constitutional Court has made a decision regarding the challenge to the commercial register entry. If the claim is successful, the financial statements and withdrawals from Friedrich Grohe AG & Co. KG for year 2000 could be declared invalid. If the financial statements are declared invalid, the minority shareholders could then try to initiate liquidation proceedings with respect to Friedrich Grohe AG & Co. KG. However, we consider it to be remote that they would be successful.

Other legal disputes currently are being pursued with regard to normal business activity. The Company's management is of the opinion that these proceedings will not have any substantial effect on financial position or operating results of the Company. Legal costs are expensed as incurred.

ENVIRONMENTAL MATTERS

In Germany and other jurisdictions where Grohe does business, the Company is subject to strict environmental laws and regulations. Violators of these and other laws and regulations can be subject to substantial criminal and civil penalties, and temporary or permanent plant closures. In 2000, Grohe completed environmental assessments for each of its production facilities. These assessments, which included investigations into soil and groundwater quality, revealed contamination at six of the Company's current or former properties. As a result of these assessments, Grohe estimated the total maximum remediation costs at (euro)3,375 as of December 31, 2000. Grohe has taken remedial actions and conducted further evaluations of environmental remediation issues in the years 2001 and 2002 and, as a result, by the end of 2002, at two sites, we had reduced the contamination to the extent required. In addition, we sold one site in 2002, and, as a condition to the sale, the purchaser assumed the costs for any further needed remediation measures related to the site. Although the purchaser has assumed the remediation obligations as a condition to the sale, under German law, the environmental authorities still have the ability to assert claims against us with respect to this site. At the remaining three sites, we are continuing to conduct

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


further investigation or remediation activities as appropriate. The Company believes that the remediation activities in the years 2001 and 2002 significantly reduced identified environmental risks. However, we are not in a position to estimate total maximum possible remediation costs as of the date of this report due to factors beyond our control such as changes in environmental laws, uncertainties surrounding the nature and application of environmental regulations, and the discovery of previously unidentified contamination. Grohe establishes reserves for environmental risks when a loss is probable and reasonably estimable. Probable remediation costs provided for in the financial statements amount to (euro)100 and (euro)307 at December 31, 2002 and 2001, respectively.

OPERATING LEASES

Future minimum lease payments under the terms of noncancelable operating leases for automobile fleet leases, IT equipment and other factory and office equipment as well as for real estate in effect at December 31, 2002 are as follows:

2003                                                      4,820
2004                                                      3,801
2005                                                      2,693
2006                                                        652
2007                                                        357
Thereafter                                                5,057
---------------------------------------------------- -----------
Total minimum rental payments                            17,380
---------------------------------------------------- -----------


Operating lease terms generally range from 3 to 60 months for automobile fleet leases, IT equipment, and other factory and office equipment. Remaining lease terms for real estate as of December 31, 2002 are 14 years for land and buildings and up to 90 years for hereditary leases of land.

Total rental expenses for all operating leases were (euro)7,802, (euro)6,988 and
(euro)3,862 for the years ended December 31, 2002, 2001 and 2000, respectively.

FINANCIAL GUARANTEES

As is customary in the industry, Grohe sells its products against bills of exchange to some customers. A bill of exchange provides legal evidence of the debt and orders the drawee, who can be the customer or, on its behalf, a financial institution, to pay a specified amount against the bill of exchange at maturity. If Grohe endorses these bills of exchange to a bank, Grohe receives its value in cash after deduction of discount. Should the drawee default upon maturity of the bill of exchange, Grohe is liable for the debt. At December 31, 2002 the maximum possible recourse against Grohe upon default of the drawee on these transactions amounted to (euro)4,300.

NOTE 18. RELATED PARTY TRANSACTIONS

CIE Management II Limited is the general partner of the 19 BC Funds limited partnerships, which if calculated together, own 38.1% of Grohe Holding as of December 31, 2002. CIE Management II Limited charged Grohe with fees of
(euro)2,556 on January 26, 2000 for arranging the financing of Grohe's acquisition of Friedrich Grohe AG.

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


Capital d'Amerique CDPQ Inc. is the pension fund of the public servants of the Province of Quebec, Canada, and has an interest of 16.0% in Grohe Holding as of December 31, 2002. The Caisse de Depot group, to which Capital d'Amerique CDPQ Inc. belongs, has an interest in the BC Funds of approximately 6.4%. Capital d'Amerique CDPQ charged Grohe with fees of (euro)383 on February 7, 2000 in connection with the financing of Grohe's acquisition of Friedrich Grohe AG.

Fees relating to financing of debt are capitalized and amortized over the respective lives (NOTE 12).

Funds advised by BC Partners Limited collectively are the largest shareholders of the company Sanitec International S.A., owning over a 77% indirect interest in Sanitec. In addition, Dr. Rainer S. Simon, a director of Sanitec, was one of Grohe's management directors until March 2002 and currently is a member of the supervisory board of Grohe's subsidiary, Friedrich Grohe Geschaftsfuhrungs AG. Also, Grohe's managing director Peter Korfer-Schun is a member of the board of directors of a subsidiary of Sanitec. In the years ended December 31, 2002, 2001 and 2000 Grohe sold to subsidiaries of Sanitec various products for the approximate aggregate total amount of (euro)899, (euro)815 and (euro)601, respectively.

Dr. Udo Simmat and Dr. Karsten Heider are members of the Company's advisory board and are also partners of the law firm CMS Hasche Sigle, counsel to Grohe Holding. In addition, CMS Hasche Sigle, has represented, and continues to represent, BC Partners Limited, which is the advisor to the 19 BC Funds limited partnerships. Fees paid for above advisory services were (euro)1,145,
(euro)1,007 and (euro)2,453 for the years ended December 31, 2002, 2001 and 2000, respectively.

Dr. Hanns Ostmeier and Jens Reidel are members of the supervisory board of Friedrich Grohe Geschaftsfuhrungs AG, a subsidiary of Grohe Holding, and Jens Reidel also is, and until December 9, 2002 Dr. Ostmeier was, a managing director of BC Partner Beteiligungsberatung GmbH, which provides advisory services to Friedrich Grohe AG & Co. KG, subsidiary of Grohe Holding, in connection with its intention to further grow the business through internal growth as well as acquisitions. BC Partner Beteiligungsberatung GmbH committed to a minimum amount of annual consulting services for which they receive a fixed fee of (euro)128 per full calendar year. The total amounts paid to BC Partner GmbH were
(euro)128, (euro)146 and (euro)128 for the years ended December 31, 2002, 2001 and 2000, respectively.

Dr. Klaus Hovermann was a managing director of Grohe Holding until June 5, 2001. His spouse, Beate Hovermann, has a 75% interest in a company called H. Lenberg GmbH. H. Lenberg GmbH has been delivering springs, for use in various Grohe products, to the Company and its predecessor used in the manufacturing of its products for over 40 years. Average sales to Grohe Holding and its predecessor for the five years ending December 31, 2001 have been approximately (euro)281 per year. This represented approximately five per cent of H. Lenberg GmbH's annual sales and less than one per cent of Grohe Holding's annual procurement.

Dr. Bernd Kortum is a member of the supervisory board of Grohe Holding GmbH's subsidiary Friedrich Grohe Geschaftsfuhrungs AG and also a managing director of Norddeutsche Vermogen Holding GmbH & Co. Norddeutsche Vermogen Holding GmbH & Co. is the parent company of Immobilienverwaltungsgesellschaft "Aqua-Carre Berlin" mbH & Co. KG. In March 2002 Grohe's subsidiary Friedrich Grohe AG & Co. KG and Immobilienverwaltungsgesellschaft "Aqua-Carre Berlin" mbH & Co. KG concluded a purchase contract under which Grohe sold one of its former production sites located in Berlin, Germany, for (euro)5,880 to Immobilienverwaltungsgesellschaft "Aqua-Carre Berlin" mbH & Co. KG. According to the purchase contract, the sale was consummated at the time the first installment on the purchase price was paid in June 2002. This installment amounted to (euro)1,960. The remaining purchase price of (euro)3,920 is due in two further installments of (euro)1,960 in June 2004 and June 2006,

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


respectively. As the receivable from Immobilienverwaltungsgesellschaft "Aqua-Carre Berlin" mbH & Co. KG does not bear interest, interest has been imputed at a rate of 5% resulting in a net present value of all payments of
(euro)5,350 as of the date the purchase contract was consummated.

NOTE 19. FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

The amounts reported in the consolidated balance sheets for cash and cash equivalents, trade receivables, accounts payable, accrued expenses and short term debt approximate fair value based on the short-term maturity of these instruments. The amounts included in the consolidated balance sheets relating to the Company's long-term debt to banks generally approximates fair value since the various interest rates on such long-term debt obligations either approximate the current market interest rates or are in fact variable short-term interest rates. Shareholder loans and loans due to related parties bear interest lower than market; therefore, interest has been imputed at an appropriate rate and the loans are recorded at fair value.

The following methods and assumptions were used to estimate the fair value of the financial instruments held by the Company for which it is practicable to estimate fair value:

o receivables from sale of real property: the fair values of receivables from sale of real property with a maturity of more than twelve months are estimated by discounting future cash flows using interest rates currently available for debt with identical terms and remaining maturities;

o bonds: the fair values of the bonds are based upon available quoted market prices;

o long term bank loans: the carrying amounts of variable interest bearing debt approximate fair value. Fair values of fixed interest rate bearing debt are estimated by discounting future cash flows using interest rates currently available for debt with identical terms and remaining maturities;

o long term debt to shareholders and related parties: because these loans carry a rate of interest which is below market, interest has been imputed at an appropriate rate and the debt has been recorded at its fair value;

o derivative financial instruments: fair values of interest rate derivatives are determined by discounting estimated future cash flows using market interest rates over the remaining terms of the instruments. The estimated fair values of foreign currency contracts represent the amounts to enter into similar contracts for the remaining maturity of the foreign currency contracts.

Considering the variability of value determining drivers, the fair values presented may not be those the Company could realize under the current market conditions.

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


Fair values of financial instruments, which are not derivative financial instruments, approximate carrying amounts except as follows:

                                               December 31, 2002              December 31, 2001
                                               -----------------              -----------------
                                          Carrying           Fair         Carrying           Fair
                                           amount            value         amount           value
                                           ------            -----         ------           -----
Assets
   Receivables from sale of real
      property with a maturity of
      more than twelve months                 3,475           3,565              0                0

Liabilities
   Bonds                                    200,000         227,000        200,000          217,000
   Long-term debt to banks with
      fixed interest rates                   17,722          18,197         23,919           23,977

Fair values of derivative financial instruments are as follows:

                                               December 31, 2002              December 31, 2001
                                          Carrying           Fair         Carrying           Fair
                                           amount            value         amount           value
                                           ------            -----         ------           -----
Assets
   Foreign currency contracts                15,485          15,485          1,435            1,435

Liabilities
   Foreign currency contracts                     0               0          4,396            4,396
   Interest rate contracts                    7,144           7,144          5,140            5,140


DERIVATIVE FINANCIAL INSTRUMENTS

Grohe conducts business on a worldwide basis in various international currencies and is exposed to adverse movements in foreign currency exchange rates. Furthermore, Grohe uses financial instruments such as bonds and long term debt to banks. As a consequence, Grohe might be exposed to risks from changes in interest and currency exchange rates. Grohe uses derivative financial instruments to reduce such risks. Therefore, in the course of day to day financial management, Grohe purchases financial instruments such as forward exchange contracts and currency options. Grohe also uses interest rate swaps and collars. Without the use of these instruments, Grohe would face even higher market risks. Grohe does not enter into financial instruments for trading or speculative purposes. The counterparties are international financial institutions.

Currency contracts include foreign currency forward contracts, which are supposed to reduce the exposure to risks from existing intercompany accounts receivable and accounts receivable from third parties and anticipated transactions in foreign currency, especially US dollar, British pounds and Japanese yen on an aggregated basis. At inception date the contracts generally have a maturity of 1 to 18 months. Gains and losses from derivative currency contracts are reported net as financial income from derivatives.

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


As of December 31, 2002 and 2001, the Company had arranged the following combined interest rate swap and cap agreements and collar agreement for financial expenses of debt which are settled quarterly and semiannually and mature in July 2004:

o    combined interest rate swap and cap agreement with notional amounts of
     (euro)82,573 and (euro)145,718 at December 31, 2002 and 2001, respectively, with a pay rate at 5-year swap rate for 6-months EURIBOR with a cap at 5.07% and a receive rate at 3-months EURIBOR;

o    combined interest rate swap and cap agreement with a notional amount of
     (euro)63,912 at December 31, 2002 and 2001, with a pay rate at 5-year swap rate for 3-months EUROLIBOR with a cap at 4.99% and a receive rate at 3-months LIBOR; and

o    interest rate collar agreement with notional amounts of (euro)200,682 and
     (euro)200,426 at December 31, 2002 and 2001, respectively, with the 6-months EURIBOR as the basic pay and receive rate. The floor pay rate is 3.00% with an excess interest rate of 1.65% in case the floor is effective. The cap pay rate is 5.20% if the basic rate is 8.00% or lower and 8.00% if the basic rate is higher than 8.00%.

The notional amount and estimated fair values of the derivative financial instruments at December 31, 2002 and 2001 are as follows.


                                        December 31, 2002               December 31, 2001
                                        -----------------               -----------------
                                     Notional          Fair          Notional          Fair
                                      amount          value           amount           value
                                      ------          -----           ------           -----
Foreign currency contracts             165,460          15,485         171,710           (2,961)
Interest rate contracts                347,167          (7,144)        410,055           (5,140)


The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments. Counterparties to the Company's financial instruments generally represent international financial institutions. The Company believes that the overall credit risk related to derivatives is insignificant.

To minimize the risk of fluctuations in the market price of major raw material commodities, especially brass, Grohe may enter commodity purchase contracts over the counter with suppliers instead of closing commodity forward contracts.

ACCOUNTING AND REPORTING FOR FINANCIAL INSTRUMENTS

The income or expense from financial instruments is recognized in financial income.

The carrying amounts of financial instruments other than derivative financial instruments are recorded under the related caption. The interest rate derivative instruments entered into by the Company do not qualify for hedge accounting. Interest differentials paid or received under interest rate swaps and changes in fair market value of interest rate swaps are accounted for as financial income from derivatives.

Foreign currency derivatives purchased to offset Grohe's exposure to currency risks for anticipated cash flows are not designated as accounting hedges and, therefore, do not meet the requirements for hedge accounting and are marked to market at each reporting period with unrealized gains and losses classified in financial income and presented on a net basis.

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


The financial income (loss) from derivative financial instruments amounting to
(euro)23,696 and (euro)(20,494) for the years ended December 31, 2002 and 2001, respectively, includes income (losses) from changes in fair market value of derivative financial instruments without impact on cash of (euro)16,119 in 2002 and (euro)(13,800) in 2001. Accordingly, net income has been adjusted for such changes in fair market value of derivative financial instruments in order to reconcile net income to net cash provided by operating activities. Changes in fair market value of derivative financial instruments without impact on cash for the year ended December 31, 2000 were immaterial.

NOTE 20. BUSINESS SEGMENTS

The Grohe Group mainly produces sanitary fittings, including electronic and hydraulic faucets, showers and shower systems, flushing valves, safety and self-closing faucets as well as flushing cisterns and water management systems primarily for private and also for public/commercial use. Most of these products are sold worldwide. Due to the different dynamics across the geographic areas, the business is managed by the chief operating decision maker on the basis of a segmentation into the following individual geographical regions.

o GERMANY AND DIRECT EXPORTS. This segment comprises Grohe Group's activities in Germany and direct exports through Friedrich Grohe AG & Co. KG to foreign customers.

o EUROPEAN SUBSIDIARIES. This segment covers operations in the most important European markets outside Germany in which the Grohe Group is represented by foreign subsidiaries.

o OVERSEAS SUBSIDIARIES. This segment comprises Grohe's activities outside Europe where the Company has subsidiaries.

o    HOLDING. This segment contains holding and managing companies.

The Grohe Group's management reporting and controlling systems are generally based upon group accounting principles, which are within the scope of German GAAP. Grohe measures the performance of its operating segments through "EBIT" according to German GAAP. Earnings before interest and taxes (EBIT) is defined as income (loss) before income taxes, minority interests and extraordinary items adjusted for interest. EBIT reported for the segments does not represent actual earnings for the operating segments, as margins included in transfer prices on products sourced from production plants in Germany are included in EBIT of the segment "Germany and direct exports". The transfer prices between the segments are generally based on standard production costs plus a reasonable profit markup. Margins generated in Germany for intercompany sales to other segments are not identified on segment level in the internal reporting system. It would therefore be impractical to provide such disclosure.

Revenues to third parties are allocated to the segments based on the location of the sales generating subsidiary; direct exports primarily to customers located in the Middle East and eastern Europe, are made and reported for directly from Germany. Assets are defined as total assets according to the Group accounting standards; assets also include interests in associated companies. Assets are allocated according to the location of the respective legal entity. Debt as used in the management reporting is defined as total current and noncurrent liabilities less pension liabilities.

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------



Segmental information for the year ended and as of December 31, 2002 is as follows:

----------------------------------------------------------------------------------------------------------------------------
                            Germany                                               Elimination
                              and                                                  of inter-
       Year ended           direct       European      Overseas       Holding       segment       US GAAP        GROHE
   December 31, 2002        exports    subsidiaries  subsidiaries      level     transactions   adjustments      Group

                         million euro  million euro  million euro  million euro  million euro   million euro  million euro
----------------------------------------------------------------------------------------------------------------------------
Sales

   To third parties            349.5         370.6         181.6           0.0           0.0          (3.4)        898.3

   To other segments           395.4          41.2           5.8           0.0        (442.4)          0.0           0.0

EBIT                           102.0          31.8          29.3         (83.6)        (16.9)         55.5         118.1

Of which:

   Depreciation of
   tangible assets              28.5           5.3           2.0          12.4           0.0          (0.3)         47.9

   Amortization of
   goodwill and other
   intangibles                   4.1           0.1           0.1          65.9           0.0         (46.8)         23.4

   Noncash items
   other than
   depreciation and
   amortization
   expense                       9.3           0.4           0.2           0.0           0.0          (8.3)          1.6

   Income from
   equity method
   investees                     0.9           0.0           0.0           0.0           0.0           0.0           0.9

Interest income                  3.3           0.3           0.1           1.2          (1.6)          0.0           3.3

Interest expense                12.5           0.5           0.6          51.8          (1.6)          6.6          70.4

Assets                         449.1         131.3          95.7         665.8        (126.5)        107.5       1,322.9

Investments in equity
method investees                 1.5           0.0           0.0           0.0           0.0           0.0           1.5

Capital expenditures            37.8           3.0           4.0           0.0           0.0           0.0          44.8

Debt                           307.2          84.4          38.4         697.4         (27.0)        (83.3)      1,017.1
----------------------------------------------------------------------------------------------------------------------------

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------



Segmental information for the year ended and as of December 31, 2001 is as follows:

----------------------------------------------------------------------------------------------------------------------------
                              Germany                                               Elimination
                                and                                                  of inter-
       Year ended             direct       European      Overseas       Holding       segment       US GAAP        GROHE
   December 31, 2001          exports    subsidiaries  subsidiaries      level     transactions   adjustments      Group

                           million euro  million euro  million euro  million euro  million euro   million euro  million euro
----------------------------------------------------------------------------------------------------------------------------
  Sales

     To third parties           354.3         357.2          167.3           0.0           0.0           2.0         880.8

     To other segments          359.2          40.8            4.2           0.0        (404.2)          0.0           0.0

  EBIT                           90.7          27.2           23.8         (90.1)         (8.2)         (1.5)         41.9

  Of which:

     Depreciation of
     tangible assets             27.2           5.2            2.5          17.7           0.0           1.5          54.1

     Amortization of
     goodwill and other
     intangibles                  3.0           0.2            0.1          66.3           0.0         (11.1)         58.5

     Noncash items
     other than
     depreciation and
     amortization
     expense                      8.2           0.2            0.6           0.4           0.0          11.1          20.5

     Income from
     equity method
     investees                    0.2           0.0            0.0           0.0           0.0           0.0           0.2

  Interest income                 2.5           0.4            0.2           1.6          (1.3)          0.0           3.4

  Interest expense               16.6           0.4            0.7          57.6          (1.3)          6.3          80.3

  Assets                        446.8         133.0          106.1         743.1        (140.5)         64.6       1,353.1

  Investments in equity
  method investees                1.0           0.0            0.0           0.0           0.0           0.0           1.0

  Capital expenditures           27.5           3.6            4.8           0.0           0.0           0.8          36.7

  Debt                          306.9          87.3           54.5         736.4         (32.9)        (84.1)      1,068.1
----------------------------------------------------------------------------------------------------------------------------

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

Segmental information for the for the year ended and as of December 31, 2000 is as follows:

----------------------------------------------------------------------------------------------------------------------------
                              Germany                                               Elimination
                                and                                                  of inter-
       Year ended             direct       European      Overseas       Holding       segment       US GAAP        GROHE
   December 31, 2001          exports    subsidiaries  subsidiaries      level     transactions   adjustments      Group

                           million euro  million euro  million euro  million euro  million euro   million euro  million euro
----------------------------------------------------------------------------------------------------------------------------
Sales

   To third parties            356.7         340.3         153.9           0.0           0.0           4.6         855.5

   To other segments           361.7          35.1           4.9           0.0        (401.7)          0.0           0.0

EBIT                            89.9          17.2          14.7        (110.3)         (6.1)         34.3          39.7

Of which:

   Depreciation of
   tangible assets              28.1           5.1           2.5          18.7           0.0           1.5          55.9

   Amortization of
   goodwill and other
   intangibles                   2.4           0.3           0.1          68.3           0.0         (13.0)         58.1

   Noncash items
   other than
   depreciation and
   amortization
   expense                      10.1          (0.4)          0.1           5.2           0.0         (22.8)         (7.8)

   Income from
   equity method
   investees                     0.6           0.0           0.0           0.0           0.0           0.0           0.6

Interest income                 12.8           0.4           0.3          10.9         (19.5)         (0.5)          4.4

Interest expense                19.0           0.6           0.4          80.3         (19.5)          7.6          88.4

Capital expenditures            27.1           5.4           4.0           0.0           0.0           3.1          39.6
---------------------------------------------------------------------------------------------------------------------------

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------



A reconciliation of consolidated segments' earnings before interest and taxes to the group's consolidated income (loss) before taxes, minority interests and extraordinary items is as follows:

                                                        Year ended               Year ended              Year ended
                                                     December 31,2002        December 31, 2001       December 31, 2000
---------------------------------------------------------------------------------------------------------------------------
Earnings before interest and income taxes
   according to German GAAP                            62,636                   43,370                   5,470
---------------------------------------------------------------------------------------------------------------------------
Adjustments from German GAAP to US GAAP
   Debt issuance cost                                   3,193                    2,374                  15,645
   Business combinations                               47,644                   12,799                  12,654
   Derivative financial instruments                    13,107                  (14,868)                  7,180
   Cost of computer software and other
      intangible assets                                  (493)                     (96)                  1,022
   Provisions and contingencies                           687                     (187)                  1,530
   Special reserves under German GAAP                  (1,547)                    (980)                 (1,940)
   Pension and similar obligations                     (1,525)                   1,726                  (1,882)
   Foreign currency translation                        (4,091)                  (2,296)                   (107)
   Other                                               (1,469)                     101                     133
---------------------------------------------------------------------------------------------------------------------------
Earnings before interest and income taxes,
   minority interests and extraordinary
   items according to US GAAP                         118,142                   41,943                  39,705
---------------------------------------------------------------------------------------------------------------------------
Interest income (expense), net (US GAAP)              (67,083)                 (76,961)                (84,012)
---------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes,
   minority interests and extraordinary
   items according to US GAAP                          51,059                  (35,018)                (44,307)
---------------------------------------------------------------------------------------------------------------------------


A reconciliation of consolidated segments' revenues to the group's consolidated revenues is as follows:

                                                    Year ended             Year ended              Year ended
                                                 December 31, 2002      December 31, 2001      December 31, 2000
---------------------------------------------------------------------------------------------------------------------
Total revenues according to German GAAP               901,750               878,868                  850,860
---------------------------------------------------------------------------------------------------------------------
Adjustments from German GAAP to US GAAP
Derivative financial instruments                       (3,488)                1,913                    4,614
---------------------------------------------------------------------------------------------------------------------
Total revenues according to US GAAP                   898,262               880,781                  855,474
---------------------------------------------------------------------------------------------------------------------

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


A reconciliation of consolidated segments' assets to consolidated total assets is as follows:

                                                      December 31, 2002      December 31, 2001
--------------------------------------------------------------------------------------------------
Total assets according to German GAAP                       1,215,427             1,288,509
--------------------------------------------------------------------------------------------------
Adjustments from German GAAP to US GAAP
   Debt issuance cost                                           7,056                 8,466
   Business combinations                                       78,265                30,621
   Derivative financial instruments                            16,801                 6,467
   Costs of computer software and other
      intangibles                                               1,000                 1,493
   Provisions and contingencies                                (2,503)               (2,335)
   Special reserves under German GAAP                          (5,378)               (5,366)
   Pension and similar obligations                             16,936                16,284
   Foreign currency translation                                (2,612)                7,515
   Leasing                                                      1,131                 2,041
   Other                                                       (3,226)                 (578)
--------------------------------------------------------------------------------------------------
Total assets according to US GAAP                           1,322,897             1,353,117
--------------------------------------------------------------------------------------------------


On account of the largely homogeneous product range, product-based divisional organization and divisional accounting do not exist except for sales information by product groups; instead, almost the entire sales range is marketed under the brand `GROHE'. Under this brand name the Company sells the product ranges GROHEART, GROHETEC, SANITARYSYSTEMS, SHOWERS AND SHOWER SYSTEMS and KITCHEN FITTINGS. The target group for GROHEART products is the consumer of high-end, design-oriented sanitary fittings and related accessories. GROHETEC with its strategy value for money represents the functional bathroom faucet line and its target market are brand-, quality- and value-conscious customers. SANITARYSYSTEMS consists of flushing and installation systems. The strategic product groups focus on the management of the product development and innovation processes as well as the management of the product life cycle and supplement our functional organizational structure.

Revenues from external customers for each group of similar products according to US GAAP are as follows:

                                                    Year ended     Year ended      Year ended
                                                   December 31,   December 31,    December 31,
                                                       2002           2001            2000
                                                 -------------------------------------------------
GROHEART                                               77,713          65,180         55,835
GROHETEC                                              369,287         373,951        367,960
SANITARYSYSTEMS                                        87,901          88,622         89,063
SHOWERS AND SHOWER SYSTEMS                            141,664         130,236        119,313
KITCHEN FITTINGS                                      103,942          98,211         94,272
Other                                                 117,755         124,581        129,031
--------------------------------------------------------------------------------------------------
                                                      898,262         880,781        855,474
--------------------------------------------------------------------------------------------------

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


Sales by geographical markets are as follows:

                                                    Year ended     Year ended       Year ended
                                                   December 31,   December 31,     December 31,
                                                       2002           2001             2000
                                                 ---------------------------------------------------
Germany                                              225,939         245,382        264,868
Rest of Europe                                       433,047         410,615        380,675
Overseas                                             239,276         224,784        209,931
----------------------------------------------------------------------------------------------------
                                                     898,262         880,781        855,474
----------------------------------------------------------------------------------------------------

Direct exports included in the segment Germany and direct exports have been allocated to the various regional markets. During the periods reported, there were no sales in which a single customer achieved a sales volume of more than 10% of total sales.

NOTE 21. SUBSEQUENT EVENTS

Effective January 1, 2003 Grohe's subsidiary Aqua Butzke GmbH acquired the remaining minority interests in the Company's subsidiaries Rotter GmbH & Co. KG and Rotter Verwaltungsgesellschaft mbH for a total purchase price of
(euro)2,200.

In March 2003 Grohe entered into an agreement with a syndicate of banks for a new senior credit facility. The new senior credit facility consists of four facilities, three term loan facilities, A1, A2 and B in an aggregate amount of up to (euro)550,000, and the new revolving facility, in an aggregate amount of up to (euro)50,000. Principal payments on facilities A1 and A2 are due semi-annually with the final payment due on December 20, 2009. The principal amount of facility B is due in one bullet payment on July 20, 2010. Interest on all facilities is payable at EURIBOR or, in relation to any loan in a currency other than euro, LIBOR plus margin at the end of each interest period or, if the interest period should exceed six months, at the end of six months. The initial margin per year is 2.25% for facilities A1 and A2 and 2.75% for facility B. The margin will be reduced if the Company achieves certain ratios of total net debt to EBITDA, as defined in the senior credit facility agreement. Interest on outstanding amounts under the revolving credit facility is EURIBOR or, in relation to any loan in a currency other than euro, LIBOR plus margin. The margin for the revolving credit facility is the same as for facilities A1 and A2. In addition, the Company pays a commitment fee of no more than 0.625% for the amount available under the revolving credit facility.

Grohe used the new senior credit facilities to repay the old senior credit facilities and a portion of the outstanding loans from related parties and shareholders. The loans from related parties and shareholders are subordinated to Grohe's 11.5% senior notes (also referred to as bonds in the financial statements). The repayment of the loans from related parties and shareholders required the consent of the noteholders. This consent was obtained in March 2003, and the consenting noteholders received a fee of 7.25% of the nominal value of the bonds in April 2003. The aggregate fee amounted to approximately
(euro)12.9 million. The consent fee and any expenses related to the consent solicitation process will be included in other expense in the consolidated statements of operations as incurred.

Unamortized debt issuance cost related to the refinanced senior bank loans and the repaid portion of the loans from shareholders and related parties will be charged to interest expense at the respective repayment dates. Debt issuance costs related to the issuance of the new senior credit facility are capitalized and amortized to interest expense pursuant to the effective interest method.

                               GROHE HOLDING GMBH
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


As the contractual interest rate of 5% on the loans from related parties and shareholders was below market rate at inception of the loans, interest had been imputed at a rate of 11.5% for accounting purposes. The difference between the loans net present value at inception of the loans and the cash amount received from shareholders and related parties was credited against additional paid in capital and deferred taxes at inception of the loans. As of December 31, 2002, the total amount accrued in the balance sheet for these loans amounted to
(euro)172,674, which approximates fair market value.

The partial repayment of the loans from shareholders and related parties will be accounted for as a capital transaction.

                                                                      SCHEDULE I

                               GROHE HOLDING GMBH
                            STATEMENTS OF OPERATIONS
                               (EURO IN THOUSANDS)

                                                      YEAR ENDED           YEAR ENDED          YEAR ENDED
                                                     DECEMBER 31,         DECEMBER 31,        DECEMBER 31,
                                                         2002                 2001                2000
                                                         ----                 ----                ----
Interest income                                         27,843                27,110            10,633
Interest expense                                       (41,332)              (40,199)          (72,877)
Income (loss) from affiliated companies                 28,168               (35,494)            9,163
Financial income from derivatives                            0                     0             3,405
Other expense                                           (2,408)                 (414)             (316)
                                                        ------                ------            ------
Income (loss) before income taxes                       12,271               (48,997)          (49,992)
Income tax benefit (NOTE 2)                             11,280                18,884            28,052
                                                        ------                ------            ------
Net income (loss)                                       23,551               (30,113)          (21,940)
                                                        ======                ======            ======


                 The accompanying notes are an integral part of
                      these condensed financial statements

                               GROHE HOLDING GMBH
                                 BALANCE SHEETS
                               (EURO IN THOUSANDS)



                                               DECEMBER 31, 2002          DECEMBER 31, 2001
                                               -----------------          -----------------
Assets
  Current assets
     Cash and cash equivalents                             6,001                    4,614
     Accounts receivable
       Due from affiliated companies                     134,727                   88,346
     Other current assets                                  3,639                    6,484
                                                         -------                  -------
         Total current assets                            144,367                   99,444
                                                         -------                  -------
     Investments in affiliated
       companies                                         188,714                  215,610
     Loans to affiliated companies                       200,000                  200,000
     Other noncurrent assets                                 767                      864
                                                         -------                  -------
         Total assets                                    533,848                  515,918
                                                         =======                  =======

                 The accompanying notes are an integral part of
                      these condensed financial statements

                               GROHE HOLDING GMBH
                           BALANCE SHEETS (CONTINUED)
                               (EURO IN THOUSANDS)



                                                                 DECEMBER 31, 2002          DECEMBER 31, 2001
                                                                 -----------------          -----------------
Liabilities and Shareholders' Equity
   Current liabilities
     Accounts payable
       Due to affiliated companies                                          115                           6
     Current deferred tax liabilities                                         0                       1,776
     Other accrued expenses and current liabilities                       3,207                       3,377
                                                                        -------                     -------
       Total current liabilities                                          3,322                       5,159
                                                                        -------                     -------
     Long-term debt to related parties (NOTE 4)                         133,148                     119,415
     Long-term debt to shareholders (NOTE 4)                             39,526                      35,449
     Bonds (NOTE 4)                                                     200,000                     200,000
     Noncurrent deferred tax liabilities                                  6,484                      16,127
                                                                        -------                     -------
       Total noncurrent liabilities                                     379,158                     370,991
                                                                        -------                     -------
     Commitments and contingencies
     Shareholder's equity
     Share capital                                                       51,374                      51,003
     Additional paid in capital, net of subscription
       receivable of(euro)283 and(euro)267 at
       December 31 2002, and 2001, respectively                         163,204                     158,472
     Deferred compensation                                               (1,788)                          0
     Accumulated deficit                                                (57,510)                    (81,061)
     Accumulated other comprehensive income                              (3,912)                     11,354
                                                                        -------                     -------
       Total shareholders' equity                                       151,368                     139,768
                                                                        -------                     -------

         Total liabilities and shareholders' equity                     533,848                     515,918
                                                                        =======                     =======



                 The accompanying notes are an integral part of
                      these condensed financial statements

                               GROHE HOLDING GMBH
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                               (EURO IN THOUSANDS)



                                                                                             ACCUMULATED OTHER
                                                                                           COMPREHENSIVE INCOME
                                                                                           --------------------
                                                                                           FOREIGN
                                                      ADDITIONAL DEFERRED                  CURRENCY      MINIMUM      TOTAL
                                              SHARE    PAID IN    COMPEN-   ACCUMULATED   TRANSLATION    PENSION   SHAREHOLDERS'
                                             CAPITAL   CAPITAL    SATION      DEFICIT      ADJUSTMENT   LIABILITY     EQUITY
                                             -------   -------    ------      -------      ----------   ---------     ------
Balance at December 31, 1999                 50,893   129,639          0     (29,008)        5,912            0       157,436
      Increase in additional paid in
         capital related to the
         modification of long-term debt
         to shareholders and related parties          28,626                                                           28,626
      Comprehensive income (loss):
         Net loss                                                            (21,940)                                 (21,940)
         Foreign currency translation
           adjustment                                                                        3,902                      3,902
                                                                                                                   --------------
                Total comprehensive loss                                                                              (18,038)
                                             -------- ---------- ---------- ------------ -------------- ---------- --------------

Balance at December 31, 2000                 50,893   158,265          0     (50,948)        9,814            0       168,024
                                             -------- ---------- ---------- ------------ -------------- ---------- --------------
       Capital increase                        110       267                                                              377
       Subscription receivable                          (267)                                                            (267)
       Treasury share transaction                         97                                                               97
       Increase in additional paid in
         capital related to long-term debt
         to shareholders and related
         parties                                         110                                                              110
       Comprehensive income (loss):
          Net loss                                                           (30,113)                                 (30,113)
          Foreign currency translation
            adjustment                                                                       1,765                      1,765
          Minimum pension liability
            adjustment                                                                                     (225)         (225)
                                                                                                                   --------------
                 Total comprehensive loss                                                                             (28,573)
                                             -------- ---------- ---------- ------------ -------------- ---------- --------------

Balance at December 31, 2001                 51,003   158,472           0    (81,061)       11,579         (225)      139,768
                                             -------- ---------- ---------- ------------ -------------- ---------- --------------
       Capital increase                        371      1,163                                                           1,534
       Deferred compensation charge                     3,569     (3,569)                                                   0
       Amortization of deferred compensation                       1,781                                                1,781
       Comprehensive income (loss):
          Net income                                                          23,551                                   23,551
          Foreign currency translation
            adjustment                                                                     (15,008)                   (15,008)
          Minimum pension liability
            adjustment                                                                                     (258)         (258)
                                                                                                                   --------------
                 Total comprehensive income                                                                             8,285
                                             -------- ---------- ---------- ------------ -------------- ---------- --------------

Balance at December 31, 2002                 51,374   163,204     (1,788)    (57,510)       (3,429)        (483)      151,368
                                             -------- ---------- ---------- ------------ -------------- ---------- --------------


                 The accompanying notes are an integral part of
                      these condensed financial statements

                               GROHE HOLDING GMBH
                            STATEMENTS OF CASH FLOWS
                               (EURO IN THOUSANDS)

                                                       YEAR ENDED          YEAR ENDED          YEAR ENDED
                                                   DECEMBER 31, 2002    DECEMBER 31,2001    DECEMBER 31, 2000
                                                   -----------------    ----------------    -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                      23,551             (30,113)            (21,940)
   Adjustments to reconcile net income (loss) to
      net cash provided by operating activities
         Deferred income taxes                           (11,419)            (16,196)            (33,745)
         (Income) loss from affiliated companies         (28,168)             35,494              (9,163)
         Noncash compensation                              1,781                   0                   0
         Accrued interest on long-term debt
            to shareholders and related parties           17,810              15,962              18,741
   Changes in operating assets and liabilities
         Due from affiliated companies                    (3,728)              2,147                 104
         Prepaid expenses and other assets                    87              (3,427)             (2,045)
         Due to affiliated companies                         109                   4                   2
         Other accrued expenses and liabilities             (170)                 68              (2,609)
                                                          ------              ------              ------
   NET CASH PROVIDED BY OPERATING ACTIVITIES                (147)              3,939             (50,655)
                                                          ------              ------              ------

CASH FLOWS USED FOR INVESTING ACTIVITIES:
         Purchases of shares                                   0                   0              (3,512)
         Loans to affiliated companies                         0                   0            (200,000)
                                                          ------              ------              ------
   NET CASH USED FOR INVESTING ACTIVITIES                      0                   0            (203,512)
                                                          ------              ------              ------

CASH FLOWS USED FOR FINANCING ACTIVITIES:
         Increase in restricted cash                           0                   0             (18,385)
         Increase in short-term debt to related
            parties                                            0                   0               2,822
         Proceeds from issuance of long-term debt
            to shareholders and related parties                0                 378                   0
         Proceeds from issuance of long-term
            debt to banks                                      0                   0              21,454
         Principal payments on long-term debt to
            banks                                              0                   0             (24,731)
         Proceeds from issuance of bonds                       0                   0             200,000
         Proceeds from issuance of long-term
            debt to affiliated companies                       0                   0              71,581
         Proceeds from issuance of shares                  1,534                 110                   0
         Purchase of treasury shares                           0                (905)                  0
         Sale of treasury shares                               0               1,002                   0
                                                          ------              ------              ------
   NET CASH PROVIDED BY/USED FOR FINANCING
     ACTIVITIES                                            1,534                 585             252,741
                                                          ------              ------              ------

   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS                                           1,387               4,524              (1,427)

   CASH AND CASH EQUIVALENTS
      AT BEGINNING OF YEAR                                 4,614                  90               1,517
      AT END OF YEAR                                       6,001               4,614                  90

   Supplemental disclosure of cash flow information
      Interest paid                                       23,375              23,889              41,001
      Income taxes paid                                        0                   0                   0
      Other payments to related parties                        0                   0               2,940

Noncash investing and financing activities: NOTE 3


                 The accompanying notes are an integral part of
                      these condensed financial statements

NOTE 1.



                               GROHE HOLDING GMBH
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

NOTE 1.           BASIS OF PREPARATION

These condensed financial statements of the company have been prepared using the same accounting policies as set out in our consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 except that subsidiaries are not consolidated but instead are accounted for using the equity method.

NOTE 2.           Income taxes

The income tax benefit includes German deferred tax benefits of (euro)11,419,
(euro)16,197 and (euro)28,052 for the years ended December 31, 2002, 2001 and 2000, respectively, and German current tax (expenses) and benefits of (euro)
(139) and (euro)2,687 for the years ended December 31, 2002 and 2001, respectively. The deferred taxes result from temporary differences between the tax bases of assets and liabilities and their reported amounts and from tax net loss carryforwards. At December 31, 2002, 2001 and 2000, Grohe Holding GmbH had corporate tax net loss carryforwards of (euro)166,594, (euro)130,033 and
(euro)76,694, respectively. These corporate tax net loss carryforwards include tax deductible losses of Grohe Holding GmbH as well as taxable income from the subsidiaries Grohe Beteiligungs GmbH & Co. KG and Friedrich Grohe AG & Co. KG, respectively. As both subsidiaries are partnerships, corporate income tax on taxable income of these subsidiaries is due at the shareholders level, i.e. at the level of Grohe Holding GmbH. Deferred tax assets of (euro)43,939,
(euro)34,296 and (euro)19,173 have been set up as of December 31, 2002, 2001 and 2000 for these tax loss carryforwards resulting in tax benefits of (euro)9,643,
(euro)15,123 and (euro)16,770 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 3.           Noncash Investing and Financing Activities

On October 4, 2000 Grohe Beteiligungs GmbH & Co. KG was founded in order to establish a favorable financing structure within the Grohe Group. Grohe Holding GmbH transferred almost its entire business activities to Grohe Beteiligungs GmbH & Co. KG in accordance with a contribution and transfer agreement dated October 26, 2000. The effective date of contribution was October 1, 2000. The following assets and liabilities were transferred to Grohe Beteiligungs GmbH & Co. KG for new shares of Grohe Beteiligungs GmbH & Co. KG:

Investments in affiliated companies                            1,085,151
Restricted cash                                                   25,707
Other assets                                                      20,953
---------------------------------------------------------- ------------------
     Assets contributed                                        1,131,811
---------------------------------------------------------- ------------------
Long-term debt to banks                                         (789,010)
Short-term debt to related parties                                (4,123)
Other liabilities                                                (15,120)
---------------------------------------------------------- ------------------
     Liabilities contributed                                    (808,253)
---------------------------------------------------------- ------------------
     Net assets contributed for new shares                       323,558
---------------------------------------------------------- ------------------

NOTE 4. Long-term Debt

A) BONDS

On November 13, 2000 Grohe Holding GmbH issued a debenture (`bonds') totaling
(euro)200,000. The bonds were issued at the nominal value of (euro)1 or in multiples of (euro)1 and are due at par on November 15, 2010. The bonds bear 11.5% interest per year. Interest payments are made on May 15 and November 15 of each year. Accrued interest of (euro)2,875 and (euro)3,250 as of December 31, 2002 and 2001, respectively, were included in current liabilities.

The bonds are subordinated to any indebtedness incurred under the senior credit facility. The indenture includes certain rules regarding the early redemption of the notes.

                               GROHE HOLDING GMBH
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


The indenture describes certain criteria that have to be met in order to avoid an event of default. Certain deadlines regarding the timely provision of consolidated financial statements in accordance with US GAAP for the year ended December 31, 2000 to the trustee and the noteholders as well as the timely filing of a registration statement with the U.S. Securities and Exchange Commission (SEC) were not met by the Company. However, a default under the related clause does not constitute an event of default prior to a notification by the trustee and the failure to cure such default within the time specified in the indenture agreement after receipt of such notice.

The bonds provide for penalty interest in the event that certain requirements have not been met at the specified dates. The penalty interest rate starts at 0.5% and increases to a maximum of 1.5%. As a consequence of the failure to meet above deadlines Grohe had been subject to additional interest from May 14, 2001 to February 22, 2002.

Grohe's last remaining default was cured upon the effectiveness of its registration statement with the SEC on February 22, 2002 and as of this date interest was reduced to 11.5% again.

B) LONG-TERM DEBT TO SHAREHOLDERS AND LONG-TERM DEBT TO RELATED PARTIES

In July 1999 shareholders and related parties of Grohe Holding GmbH have provided the Company with loans totaling (euro)259,225. This amount bears a nominal interest at a rate of 5% per year. Originally, principal and interest payments were not due prior to the complete settlement of all claims of the creditors under the senior and junior credit facility in December 2006. In the course of the issuance of the bonds in November 2000, principal and interest payments were subordinated to the repayment of the bonds until November 2010.

As the loans carry a rate of interest less than market rate, interest has been imputed using a discount rate of 11.5% to arrive at the loans net present value of (euro)158,680 at July 31, 1999. The cash provided of (euro)259,225 in excess of the imputed long-term debt to shareholders and related parties balance ((euro)158,680) has been recorded as a credit to additional paid in capital ((euro)48,865) and a credit to deferred taxes ((euro)51,680).

Due to the subordination of these loans from shareholders and related parties to the bonds, the debt instrument has substantially different terms such that the modification has to be accounted for in a manner like an early extinguishment of debt.

The difference in net present values of the original debt instrument ((euro)183,015 at November 15, 2000) and the debt instrument after the aforementioned modification ((euro)136,694 at November 15, 2000) has been recorded as a credit to additional paid in capital ((euro)28,626) and a credit to deferred taxes ((euro)17,695).

In July 2001 Cornelius Geber and Dr. Hellmut K. Albrecht became shareholders of the Company and provided the Company with additional shareholder loans of
(euro)378. Principal and interest payments are subordinated to the repayment of the bonds until November 2010. As the loans bear a nominal interest at a rate of 5% per year, which is less than the market rate, interest has been imputed using a discount rate of 11.5% to arrive at the loans net present value of (euro)200. The difference of (euro)178 between the cash provided of (euro)378 and the net present value of the loans of (euro)200 has been recorded as a credit to additional paid in capital ((euro)110) and a credit to deferred taxes ((euro)68).

                               GROHE HOLDING GMBH
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------



Long-term debt to related parties at December 31, 2002 and 2001 is comprised as follows:

                                                               DECEMBER 31,                DECEMBER 31,
                                                                   2002                        2001
                                                     ---------------------------------------------------------
BC Funds, Channel Islands                                         67,569                       60,600
Teabar Capital Corp., Toronto, Canada                             36,981                       33,167
Capital d'Amerique CDPQ, Montreal, Canada                         28,362                       25,436
Dr. Hellmut K. Albrecht, Munich, Germany                             193                          174
Cornelius Geber, Hamburg, Germany                                     43                           38
--------------------------------------------------------------------------------------------------------------
Total related parties                                            133,148                      119,415
--------------------------------------------------------------------------------------------------------------

Long-term debt to shareholders at December 31, 2002 and 2001 is comprised as follows:

                                                                      DECEMBER 31,          DECEMBER 31,
                                                                          2002                  2001
                                                                  --------------------------------------------
BdW GmbH & Co. KG, Frankfurt, Germany                                      9,742                 8,738
HVB-Offene Unternehmensbeteiligungs-AG,
    Munich, Germany                                                        9,742                 8,738
South Light Investment Pte Limited, Singapore                              9,742                 8,738
HarbourVest III-Direct Fund L.P., Delaware, USA                            5,845                 5,242
Crescat Equity 1 Beteiligung GmbH & Co. KG,
    Hamburg, Germany                                                       2,269                 2,035
Laranjedo Servicios e Gestao Lda., Madeira, Portugal                       1,949                 1,747
Michel Guillet, Paris, France                                                115                   103
Patrice Hoppenot, La Celle Saint Coud, France                                 57                    51
Raymond Svider, Paris, France                                                 57                    51
Celia Guillet, Paris, France                                                   3                     2
Edouard Guillet, Paris, France                                                 3                     2
Vincent Festquet, Paris, France                                                1                     1
Remi Terrail, Paris, France                                                    1                     1
--------------------------------------------------------------------------------------------------------------
Total shareholders                                                        39,526                35,449
--------------------------------------------------------------------------------------------------------------

                               GROHE HOLDING GMBH
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------




C) FUTURE MATURITIES OF LONG-TERM DEBT

Financial liabilities maturing during the next five years and thereafter are as follows:

---------------------------------------------------------------------------------------
                                                   LONG-TERM DEBT TO
                                                       RELATED
                                                      PARTIES AND
                                      BOND            SHAREHOLDERS          TOTAL
---------------------------------------------------------------------------------------
 2003                                   0                    0                 0
 2004                                   0                    0                 0
 2005                                   0                    0                 0
 2006                                   0                    0                 0
 2007                                   0                    0                 0
 Thereafter                       200,000              172,674           372,674
---------------------------------------------------------------------------------------
 Total long-term debt             200,000              172,674           372,674
---------------------------------------------------------------------------------------