Form 20-F
period 2003-12-31
GROHE AKTIENGESELLSCHAFT
filed 2004-04-29
CIK 1167990

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 29, 2004

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

                   For the fiscal year ended December 31, 2003

                        COMMISSION FILE NUMBER: 333-83166
                          ____________________________

                            GROHE AKTIENGESELLSCHAFT
             (Exact name of Registrant as specified in its charter)
                          ____________________________

                           FEDERAL REPUBLIC OF GERMANY
                 (Jurisdiction of Incorporation or Organization)

                                HAUPTSTRASSE 137
                                   58675 HEMER
                                     GERMANY
                    (Address of Principal Executive Offices)


SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
None


SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT: 11.5% senior notes due November 15, 2010

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THIS ANNUAL
REPORT: 51,374,300 common shares

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

   YES       X        NO
            ---                ---
INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW.

 ITEM 17            ITEM 18     X
            ---                ---

================================================================================

                                TABLE OF CONTENTS

                                                                                                               PAGE
PART I   ........................................................................................................1


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...................................................1


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.................................................................1


ITEM 3.  KEY INFORMATION.........................................................................................1

         3.A.        Selected Financial Data.....................................................................1
         3.B.        Capitalization and Indebtedness.............................................................3
         3.C.        Reasons for the Offer and Use of Proceeds...................................................3
         3.D.        Risk Factors................................................................................3

ITEM 4.  INFORMATION ON THE COMPANY.............................................................................16

         4.A.        History and Development of the Company.....................................................16
         4.B.        Business Overview..........................................................................17
         4.C.        Organizational Structure...................................................................34
         4.D.        Property, Plant and Equipment..............................................................36

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS...........................................................37

         5.A.        Operating Results..........................................................................41
         5.B.        Liquidity and Capital Resources............................................................52
         5.C.        Research and Development...................................................................57
         5.D.        Trend Information..........................................................................57
         5.E.        Off-Balance Sheet Arrangements.............................................................59
         5.F.        Tabular Disclosure of Contractual Obligations..............................................59

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.............................................................60

         6.A.        Directors and Senior Management............................................................60
         6.B.        Compensation...............................................................................64
         6.C.        Board Practices............................................................................65
         6.D.        Employees..................................................................................66
         6.E.        Share Ownership............................................................................66

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS......................................................67

         7.A.        Major Shareholders.........................................................................67
         7.B.        Related Party Transactions.................................................................68
         7.C.        Interests of Experts and Counsel...........................................................69

ITEM 8.  FINANCIAL INFORMATION..................................................................................69

         8.A.        Consolidated Statements and Other Financial Information....................................69
         8.B.        Significant Changes........................................................................70

ITEM 9.  THE OFFER AND LISTING..................................................................................70

         9.A.        Offer and Listing Details..................................................................70
         9.B.        Plan of Distribution.......................................................................70
         9.C.        Markets....................................................................................71
         9.D.        Selling Shareholders.......................................................................71
         9.E.        Dilution...................................................................................71
         9.F.        Expenses of the Issue......................................................................71





ITEM 10.   ADDITIONAL INFORMATION...............................................................................71

         10.A.       Share Capital..............................................................................71
         10.B.       Memorandum and Articles of Association.....................................................71
         10.C.       Material Contracts.........................................................................74
         10.D.       Exchange Controls..........................................................................88
         10.E.       Taxation...................................................................................88
         10.F.       Dividends and Paying Agents................................................................93
         10.G.       Statements by Experts......................................................................93
         10.H.       Documents on Display.......................................................................93
         10.I.       Subsidiary Information.....................................................................93

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........................................94


ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............................................102


PART II    ....................................................................................................103


ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................................................103


ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS........................103


ITEM 15.   CONTROLS AND PROCEDURES.............................................................................103


ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT....................................................................103


ITEM 16B.  CODE OF ETHICS......................................................................................103


ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES..............................................................103


ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES..........................................105


ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS..............................105


PART III   ....................................................................................................106


ITEM 17. FINANCIAL STATEMENTS..................................................................................106


ITEM 18. FINANCIAL STATEMENTS..................................................................................106


ITEM 19. EXHIBITS..............................................................................................106


SIGNATURES.....................................................................................................109


                                                       -ii-

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

o        success of our brand management;

o        the impact of exchange rate fluctuations;

o        our ability to manage our growth and geographic market expansion;

o        the reorganization of our production processes;

o        changes in distribution channels;

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

         Ernst & Young AG Wirtschaftspruefungsgesellschaft, independent auditor, has audited the consolidated financial statements included in this annual report of Grohe AG, and its predecessor, Grohe Holding, for the years ended December 31, 2003 and 2002. Other auditors who have ceased operations as foreign associates of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants audited the consolidated financial statements included in this annual report of Grohe Holding, the predecessor of Grohe AG, for the year ended December 31, 2001. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 23, 2002. The predecessor auditor has not reissued the report.

         As used in this annual report:

o        "Grohe", "Grohe group", "us", "we" or "our" means GROHE
         Aktiengesellschaft and its consolidated subsidiaries and controlled partnerships, except as otherwise indicated;

o        "Grohe AG" means GROHE Aktiengesellschaft;

o "Grohe Holding" means Grohe Holding GmbH before it was converted into GROHE Aktiengesellschaft, a stock corporation (AKTIENGESELLSCHAFT) under German law, on October 6, 2003;

o "the predecessor" means Friedrich Grohe AG and its consolidated subsidiaries and controlled partnerships before July 31, 1999;

o "Friedrich Grohe AG" means Friedrich Grohe AG before its conversion from a stock corporation to a limited partnership under German law;

o "Friedrich Grohe" means Friedrich Grohe AG & Co. KG after its conversion from a stock corporation to a limited partnership under German law and before it changed its name to Grohe Water Technology;

o "Grohe Water Technology" means Grohe Water Technology AG & Co. KG, our principal operating subsidiary, after it changed its name from Friedrich Grohe AG & Co. KG on August 28, 2003; and

o "Grohe Beteiligungs" means Grohe Beteiligungs AG & Co. KG, a limited partnership in which we are the general partner.

CURRENCY

         For the purposes of this annual report, (1) "US dollars" or "US$" means the lawful currency of the United States of America, (2) "deutsche mark" or "DM" means the lawful currency of the Federal Republic of Germany for the period prior to January 1, 1999 and a national currency unit of the euro used as legal tender in the Federal Republic of Germany for the period from January 1, 1999 until December 31, 2001 and (3) "EUR" or "euro" means the single currency introduced at the start of the third stage of European Economic and Monetary Union on January 1, 1999, pursuant to the Treaty of Rome establishing the European Economic Community, as amended by the Treaty on the European Union, signed at Maastricht on February 7, 1992, and the lawful currency of the Federal Republic of Germany on and after January 1, 1999.

         Effective January 1, 1999, Germany and ten other member states of the European Union introduced the euro as their common currency and established fixed conversion rates between their existing sovereign currencies and the euro. These countries now form a new "euro zone" which includes Greece as the twelfth country since January 1, 2001. The euro is a fully convertible currency.

         We changed our reporting currency from deutsche mark to euro effective January 1, 2001. Accordingly, the financial statements presented for periods ending after January 1, 2001 are stated in euro. The financial statements for periods ended prior to January 1, 2001 have been restated from deutsche mark into euro at an exchange rate of DM 1.95583 to EUR1, the fixed exchange rate of January 1, 1999. The comparative financial statements reported in euro depict the same trends as would have been presented if we had continued to present financial statements in the currency that we used previously.

         On April 26, 2004, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate") for the euro was US$1.19 per EUR1.00. For information regarding recent rates of exchange between the euro and the US dollar, see "Exchange Rates".

ROUNDING

         Certain numerical figures included in this annual report have been subject to rounding adjustments; accordingly, numerical figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

                                 EXCHANGE RATES

         The following table sets out, for the periods indicated, certain information concerning the noon buying rates of euro per US dollar. These rates differ from the actual rates used in the preparation of the financial statements and other financial information appearing in this annual report. We make no representation that the euro or US dollar amounts referred to in this annual report could have been or could be converted into US dollars or euro, as the case may be, at any particular rate or at all. On April 26, 2004, the noon buying rate between the euro and the US dollar was EUR0.84 per US$1.00.

                                                     HIGH           LOW           AVERAGE          PERIOD END
                                                     ----           ---           -------          ----------
YEAR ENDED DECEMBER 31
----------------------------------------------
1999                                                   1.00          0.85             0.94(1)          0.99
2000                                                   1.21          0.97             1.09(1)          1.06
2001                                                   1.19          1.05             1.12(1)          1.12
2002                                                   1.16          0.95             1.06(1)          0.95
2003                                                   0.96          0.79             0.89(1)          0.79

MONTH
----------------------------------------------
October 2003                                           0.86         0.85             --                0.86
November 2003                                          0.88         0.83             --                0.83
December 2003                                          0.84         0.79             --                0.79
January 2004                                           0.81         0.78             --                0.80
February 2004                                          0.80         0.78             --                0.80
March 2004                                             0.83         0.80             --                0.81
April 2004 (through April 26)                          0.85         0.81             --                0.84

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

ITEM 3.  KEY INFORMATION

3.A.     SELECTED FINANCIAL DATA

         The following table sets out selected US GAAP historical financial information:

o of Friedrich Grohe AG for the seven months ended July 31, 1999, derived from its audited consolidated financial statements; and

o of GROHE Aktiengesellschaft for the period from inception to December 31, 1999 and the years ended December 31, 2000, 2001, 2002 and 2003, derived from its audited consolidated financial statements.

         You should read the selected historical financial information in conjunction with "Operating and Financial Review and Prospects" and the consolidated financial statements and the related notes included elsewhere in this annual report.

                                                           US GAAP STATEMENT OF OPERATIONS INFORMATION

                               FRIEDRICH
                                GROHE AG                                       GROHE AKTIENGESELLSCHAFT
                                --------                                       ------------------------
                                                PERIOD FROM
                              SEVEN MONTHS      INCEPTION TO       YEAR ENDED       YEAR ENDED         YEAR ENDED        YEAR ENDED
                               ENDED JULY       DECEMBER 31,        DECEMBER       DECEMBER 31,         DECEMBER          DECEMBER
                                31, 1999            1999            31, 2000           2001           31, 2002(1)        31, 2003(1)
                                --------            ----            --------           ----           -----------        -----------
                                                            (euro in thousands, except per share data)
Sales.....................       464,046            304,914          855,474           880,781          898,262             884,756
Income from operations....        57,625              2,875           46,419            64,871          102,096             113,388
  Income (loss) before
  income taxes and
  minority interest.......        59,761            (33,313)         (49,082)          (35,018)          51,059              23,629
Net income (loss).........        26,323            (29,008)         (21,940)          (30,113)          23,551             (18,932)
Weighted average number
  of common shares
  outstanding (2)(3)......    44,200,000                N/A              N/A               N/A              N/A          51,374,300
Dividends declared per
  share (2)...............             0                N/A              N/A               N/A              N/A                   0

Basic and diluted
  earnings per common
  share outstanding (2)...          0.33                N/A              N/A               N/A              N/A              (0.37)

                                                                       US GAAP BALANCE SHEET INFORMATION

                                                                            GROHE AKTIENGESELLSCHAFT
                                                                            ------------------------
                                                 DECEMBER 31,     DECEMBER 31,   DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
                                                     1999             2000           2001             2002              2003
                                                     ----             ----           ----             ----              ----
                                                                              (euro in thousands)

Goodwill......................................      509,928         487,146          452,555         445,011           440,424
Other intangible assets, net of
   accumulated amortization...................      285,615         271,313          253,270         238,245           224,925
Total assets..................................    1,540,082       1,500,988        1,353,117       1,322,897         1,315,917
Total debt (4)................................      930,492         885,673          793,261         731,040           798,878
Shareholders' equity..........................      157,436         168,024          139,768         151,368            82,139
Share capital.................................       50,893          50,893           51,003          51,374            51,374

___________

(1) Beginning January 1, 2002, we ceased goodwill amortization in accordance with the new Statement of Financial Accounting Standard No. 142, "Goodwill and other Intangible Assets". Therefore, income for the years 2002 and 2003 is not directly comparable to income of the preceding years.

(2) In October 2003 Grohe AG was converted from a limited liability company into a stock corporation. As a limited liability company in accordance with the German Limited Liability Companies Act the equity interests of the shareholders were not represented by a number of equal shares. Accordingly, we have not indicated per share amounts for Grohe AG prior to the conversion into a stock corporation. The total share capital of Grohe AG remained unchanged throughout 2003. Accordingly, we calculated basic and diluted earnings per share for 2003 based on a total of 51,374,300 shares issued and outstanding at December 31, 2003 as if they had been outstanding the entire year.

(3) No potentially dilutive common shares were issued or outstanding for Friedrich Grohe AG as of July 31, 1999 and for Grohe AG as of December 31, 2003.

(4) Total debt is comprised of debt to banks, long-term debt to related parties and shareholders, notes and capital leases.

3.B.     CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

3.C.     REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

3.D.     RISK FACTORS

OUR SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS COULD AFFECT OUR BUSINESS ADVERSELY, AND CHANGES IN INTEREST RATES MAY RESULT IN INCREASED PAYMENTS TO SERVICE OUR DEBT.

         As of December 31, 2003, we had total debt of EUR798.9 million of which EUR528.6 million was senior or structurally senior to our 11.5% senior notes due November 15, 2010, which notes we refer to in this annual report as the notes. In addition, our operating subsidiaries had undrawn credit facilities of approximately EUR68.5 million as of that date.

         Our annual debt service consists of principal and interest payments on bank debt, the notes, and capital lease obligations. For the year ended December 31, 2003, our annual debt service amounted to EUR76.7 million. Based upon the current repayment schedule of the senior facility, the notes and our other debt, and assuming that interest rates remain at the same level as at the year end 2003, our annual debt service will be approximately EUR89.3 million for the year 2004, approximately EUR99.6 million for the year 2005, approximately EUR112.2 million for the year 2006 and approximately EUR123.2 million for the year 2007. Approximately EUR515 million of our debt bore interest at a variable rate as of December 31, 2003. If interest rates increase by 1%, our debt service would increase to approximately EUR94.4 million for the year 2004, approximately EUR104.3 million for the year 2005, approximately EUR116.4 million for the year 2006 and approximately EUR126.7 million for the year 2007. We have entered into interest rate hedging transactions for variable interest rates until July 2008 to mitigate the risk of interest rate increases. However, a significant portion of these hedging transactions only mitigates the risk of interest rates increases above a certain threshold. As a result, if interest rates increase, our debt service also would increase until this threshold is reached. We can not assure you that we will be able to continue to mitigate interest rate risks through hedging transactions after July 2008.

         Our high level of debt could have important consequences to holders of the notes, including the following:

o we may have difficulty borrowing money in the future for working capital, capital expenditures, acquisitions, research and development, general corporate purposes or other purposes;

o we will need to use a large portion of our cash flow from operations to pay principal and interest on the senior credit facility, the notes and any other debt which will reduce the amount of cash available to us to finance our operations and other business activities;

o debt under the senior credit facility is secured and structurally senior to the notes and will mature prior to the notes;

o we may have a higher level of debt than certain of our competitors which may put us at a competitive disadvantage and may make it difficult for us to pursue our business strategy, and our debt level makes us more vulnerable to economic downturns and adverse developments in our business.

         We and our subsidiaries and controlled partnerships may be able to incur substantial additional debt in the future. The terms of the senior credit facility, which we refer to as the senior credit facility or senior facility and which we describe in greater detail in Item 10.C. below, and the indenture governing the notes, which indenture we refer to as the indenture, and which we also describe in greater detail in Item 10.C. below, restrict, but do not fully prohibit, us and our subsidiaries and controlled partnerships from doing so. In particular, the indenture specifically permits our subsidiaries to borrow the full EUR50.0 million that is available to them under the revolving facility of the senior credit facility and the full EUR18.5 million available under their other existing credit facilities. If new debt is added to our consolidated debt described above, the related risks which we now face could intensify.

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

         If we were unable to meet our debt service obligations, we could attempt to restructure or refinance our existing debt or to seek additional funding. However, due to our substantial leverage and annual debt service obligations and because substantially all of our assets have been pledged to secure the senior credit facility, we may not be able to do so on satisfactory terms, if at all. In addition, subject to the existing restrictions on our ability to incur indebtedness, we may choose to incur additional indebtedness in the future. This could adversely affect our operating cash flows and our ability to service our indebtedness, including the notes.

WE ARE A HOLDING COMPANY WITH NO REVENUE-GENERATING OPERATIONS OF OUR OWN. YOU WILL NOT HAVE ANY DIRECT CLAIMS AGAINST ANY OF OUR OPERATING SUBSIDIARIES.

         Grohe AG is a holding company and does not directly conduct any business operations. Our operations are carried out by several operating companies, which include subsidiaries of Grohe Water Technology, our indirect, primary operating subsidiary. Our principal direct assets consist of (1) our partnership interests in Grohe Beteiligungs, which itself is a holding company, and (2) our subordinated loan to Grohe Beteiligungs, which is subordinated to the obligations of Grohe Beteiligungs to the lenders under the senior credit facility.

         Grohe AG will have to rely upon repayment of its intercompany loan to Grohe Beteiligungs and distributions or other payments from Grohe Beteiligungs to generate the funds necessary to pay the principal of, premium, if any, and interest on the notes. Except for Grohe Beteiligungs' obligations under the intercompany loan, none of our subsidiaries has any obligations, contingent or otherwise, to pay amounts due pursuant to the notes or to make funds available for these payments, whether in the form of loans, dividends, distributions or otherwise. In the event of any bankruptcy, liquidation, winding-up, reorganization or other similar proceeding relating to Grohe Beteiligungs, your right to participate in a distribution of its assets, based on our claims under the intercompany loan, is expressly subordinated to the claims of the lenders under the senior credit facility. In the event of any bankruptcy, liquidation, winding up, reorganization or similar proceeding relating to a subsidiary other than Grohe Beteiligungs, your right to participate in a distribution of the assets of that subsidiary based on any claim we may have as an equity holder is subordinate to the right of that subsidiary's creditors, including trade creditors and preferred equity holders, if any. Any direct claim that we may have against any of our subsidiaries, including claims under the intercompany loan, may be further limited or excluded by operation of German law, including the doctrine of equitable subordination.

         As of December 31, 2003, Grohe AG's subsidiaries had approximately EUR956.5million of consolidated total liabilities, excluding the intercompany loan. Of this amount, approximately EUR515 million consisted of secured loans under the senior credit facility. Although the indenture limits the ability of our subsidiaries to incur debt and issue preferred equity interests, there are certain significant qualifications and exceptions to those limits.

         The senior credit facility restricts Grohe AG's and Grohe Beteiligungs' ability to access cash generated by our operating subsidiaries. The partnership agreement of Grohe Water Technology, our primary operating subsidiary, provides that distributions of any available profit only may be made on November 30 and June 30 of each year. Grohe Beteiligungs intends to make withdrawals of distributable profits on these dates at least in amounts sufficient to make all payments in respect of the senior credit facility, the intercompany loan and tax, costs and other expenses on the level of Grohe Beteiligungs or Grohe AG, which become due before the next profit distribution date. If between the two withdrawal dates, Grohe Beteiligungs has to make unforeseen payments, it may not be possible to cover these payments and all debt service obligations from amounts which were previously withdrawn and additional funding may not be available on acceptable terms, if at all, and would require consent of the lenders under the senior credit facility. In addition, if sufficient funds are not available for distribution on a certain withdrawal date, the next distribution can only be made on the following withdrawal date.

WE ARE LIABLE FOR ALL DEBTS OF GROHE BETEILIGUNGS.

         Our subsidiary, Grohe Beteiligungs, through which we hold our interests in the operating company Grohe Water Technology, is not a corporation with limited liability but a limited partnership, organized under the laws of Germany. As general partner of that partnership, Grohe AG is liable for any indebtedness incurred by Grohe Beteiligungs, including any indebtedness under the senior credit facility. At any time, creditors of Grohe Beteiligungs may choose to demand payment from Grohe AG for money due and owed by Grohe Beteiligungs without demanding payment from or suing Grohe Beteiligungs. This right is available to the creditors regardless of whether Grohe Beteiligungs has sufficient assets to satisfy the claims of its creditors. Claims against Grohe AG by creditors of Grohe Beteiligungs rank equally with your claims under the notes. In the event of bankruptcy, liquidation, winding-up, reorganization or other similar proceeding relating to Grohe AG, creditors of Grohe Beteiligungs have the same right to participate in the distribution of our assets as you have and the dividend payable to the creditors on their respective claims will be calculated on the basis of the aggregate senior indebtedness of Grohe AG and Grohe Beteiligungs. In the future, if we acquire or establish limited partnerships in which

Grohe AG or Grohe Beteiligungs is a general partner, claims of creditors of those partnerships would rank equally with your claims under the notes.

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

o create restrictions on the payment of dividends or other amounts to us from our subsidiaries;

o        enter into transactions with affiliates; or

o        sell assets or consolidate or merge with or into other companies.

         All of these limitations are subject to exceptions and qualifications which may be important.

         In addition, our subsidiaries are subject to the restrictive covenants contained in the senior credit facility. These covenants restrict, among other things, the ability of our subsidiaries, including Grohe Beteiligungs and Grohe Water Technology, to make any payments to us in order to enable us to pay any principal of the notes while debt under the senior credit facility is outstanding. The senior credit facility also requires our subsidiaries to maintain specified financial ratios and satisfy financial condition tests. The ability of our subsidiaries to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that our subsidiaries will meet them. A breach of any of those covenants, ratios, tests or restrictions could result in an event of default under the senior credit facility. Upon the occurrence of any event of default under the senior credit facility, the lenders could elect to declare all amounts outstanding under the senior credit facility, together with accrued interest, to be immediately due and payable. If our subsidiaries were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure repayment of those amounts. If the lenders under the senior credit facility accelerate the payment of those amounts, we cannot assure you that the assets of our subsidiaries would be sufficient to repay in full those amounts, to satisfy all other liabilities of our subsidiaries which would be due and payable and to make payments to us to enable us to repay the notes in full.

         The senior credit facility restricts Grohe AG's subsidiaries from making distributions, loans or other payments, except to enable it to make certain limited payments, including payments of interest but not principal on the intercompany loan. Those facilities also prohibit certain payments, including payments of interest on the intercompany loan if there is a payment default continuing, or if a payment blockage period has been instituted under the senior credit facility. Subject to limited exceptions, a payment blockage period with respect to the intercompany loan may be instituted upon an event of default under the senior credit facility. Furthermore, the ability of Grohe AG's subsidiaries to pay dividends and make other payments to it may in the future be restricted by, among other things, other agreements. Although the indenture limits the ability of Grohe AG's subsidiaries to enter into such agreements, those restrictions are subject to significant qualifications and exceptions. Our subsidiaries may agree to such restrictions in certain circumstances. Furthermore, the payment of interest and principal on the intercompany loan as well as the payment of dividends by our subsidiaries may be subject to taxes.

DUE TO FACTORS SUCH AS OUR COMPLEX STRUCTURE, OUR RECENT CORPORATE REORGANIZATIONS AND GEOGRAPHIC SCOPE OF OPERATIONS, WE MAY HAVE TO PAY MORE TAX THAN WE CURRENTLY EXPECT.

         We operate in many countries, most of which have complex tax regimes. Due to the nature of our operations and our significant reorganizations in recent years, our tax affairs and those of our subsidiaries are complex. In addition, some of our major subsidiaries have not been subject to a tax audit for a number of years. As a result, disputes with tax authorities could arise in the future and, depending on the outcome, could lead to an increase of our tax liabilities, including taxes that we owe for past years.

         We have realized, and continue to realize, tax benefits from the conversion of Grohe Water Technology and five of its subsidiaries from corporations into limited partnerships. These tax benefits relate primarily to the increase in the values of certain assets for depreciation purposes. The tax benefits for 1999 and 2000 are currently subject to a tax audit by the German government. This audit covers the tax years 1997 to 2000 and is likely to be finalized in 2004. The results of the tax audit are incorporated in our 2003 financial statements to the extent we reached agreement with the German tax authorities by the end of March 2004.

         In connection with the offering of the notes in 2000, we contributed our partnership interest in Friedrich Grohe (now Grohe Water Technology) to our subsidiary Grohe Beteiligungs. For 2000, Grohe Beteiligungs received a preliminary special notice of assessment from the German tax authorities which permitted us to deduct 50% of the interest payments on our long-term debt for determining trade tax on income at the level of Grohe Water Technology, which deduction so far has not been challenged in the ongoing tax audit. Furthermore, in the preliminary tax assessments for 2001, the German tax authorities also accepted the special tax status of Grohe Beteiligungs as entirely tax transparent for purposes of German taxes on income. Nevertheless, it is possible that, in a tax audit for years from 2001 on, the German tax authorities will take a different view and challenge these deductions. Our inability to claim these deductions would affect our net income adversely and could result in an increase of our tax liability.

         Due to changes in German tax law beginning in 2001, we cannot deduct interest on long-term debt granted to us by shareholders and related parties to the extent such debt exceeds the applicable debt to equity ratio. Effective as of January 1, 2004, stricter rules for tax deductions of interest on shareholder loans, loans from related parties or recourse loans from third parties, affecting in particular loans to Grohe Water Technology, apply and should result in further restrictions on the deduction of interest payments. Also effective as of January 1, 2004, our ability to use our tax loss carryforwards has been limited to offset taxable income up to an amount of only 60% a year. Provided that we generate sufficient taxable income in future years, this change does not limit our ability ultimately to utilize our corporate income tax loss carryforwards, however it defers utilization of loss carryforwards to later tax periods.

WE MAY NOT BE ABLE TO FINANCE A CHANGE OF CONTROL OFFER REQUIRED BY THE
INDENTURE.

         Upon a change of control, as defined under the indenture, you are entitled to require us to offer to purchase all of the notes then outstanding at 101% of their principal amounts, plus accrued and unpaid interest, if any, to the date of repurchase. If a change of control were to occur, we cannot assure you that we would have sufficient funds to pay the purchase price of the outstanding notes. We expect that we would require third party financing to do so. We cannot assure you that we would be able to obtain this financing. In addition, the senior credit facility imposes restrictions on payments by our subsidiaries which will restrict our ability to repurchase the notes, including pursuant to an offer in connection with a change of control. A change of control may result in an event of default under the senior credit facility and may cause the acceleration of other indebtedness which may be senior to the notes or rank equally with the notes. Our future indebtedness also may contain restrictions on repayment requirements with respect to certain events or transactions which could constitute a change of control under the indenture. The inability to repay senior indebtedness, if accelerated, to commence a change of control offer when required and to purchase the tendered notes each would constitute an event of default under the indenture.

YOU MAY NOT BE ABLE TO SERVE PROCESS ON US OR OUR DIRECTORS, AND YOU MAY NOT BE ABLE TO ENFORCE JUDGMENTS OBTAINED FOR US SECURITIES LAW VIOLATIONS.

         Grohe AG is a stock corporation formed under the laws of Germany. All of its directors and executive officers named in this annual report reside outside the United States, and all of Grohe AG's directly owned assets and substantially all of the assets of those persons are located outside the United States. You may not be able to effect service of process on Grohe AG or such persons within the United States, or to enforce in German or English courts, judgments obtained in US courts against Grohe AG or such persons, based on civil liability provisions of the US federal and state securities laws or other laws. CMS Cameron McKenna, our English counsel, has informed us that English courts will enforce the provisions of the Trust Indenture Act included in the indenture and the notes, subject to the general legal and equitable principles of English law and the general supervisory powers and discretion of the English courts. CMS Cameron McKenna and CMS Hasche Sigle, our English and German counsel, have advised us that there is a doubt as to the direct enforceability in England and Wales and in Germany of civil liabilities predicated upon the federal securities laws of the United States.

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

A LARGE PART OF OUR FINANCIAL PERFORMANCE IS DEPENDENT UPON A HEALTHY GERMAN AND EUROPEAN ECONOMY.

         For the year ended December 31, 2003, Germany, our largest market, accounted for 24.4% of total sales and the rest of our European markets accounted for 50.8% of total sales. As a result, our business is affected by general economic conditions and other factors in Germany and the rest of Europe, including fluctuation in GDP, interest rates, market demand, labor costs and other factors beyond our control. The demand for our products is directly affected by such fluctuations. We cannot assure you that events having an adverse effect on the sanitary products industry will not occur or continue, such as a downturn in the German, European or world economies, continued increases in interest rates, unfavorable currency fluctuations or a slow down in the construction industry. For example, approximately 30% of our annual sales are attributable to the new construction segment of the construction industry, while the remainder is attributable to the replacement and renovation segments of the construction industry, which we believe is less cyclical than the new construction segment. Nevertheless, stagnation in the new construction industry or a general recession in Germany or Europe would affect adversely our sales and profitability. Moreover, these factors could be exacerbated by economic conditions resulting from events such as the war in Iraq. Such conditions could have a further impact on our sales, our profitability, our supply chain, our production capability and our ability to deliver products and services to our customers.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY.

         We compete with numerous regional and specialized competitors in an industry that is rapidly consolidating. Some of our competitors are divisions or subsidiaries of larger companies which have greater financial and other resources than we do. We also experience price pressure from competitors in certain product lines and markets. The integration and harmonization of construction and sanitary standards in the European Union and the rest of the world may expose us to greater competition in those markets. If we do not compete successfully in those markets, our business, financial condition or results of operations may be adversely affected.

WE DEPEND ON THE DEVELOPMENT AND MARKET ACCEPTANCE OF NEW PRODUCTS AND THE APPEAL OF OUR GROHE BRAND.

         We believe that our future success will depend on our ability to constantly develop and bring to market new products with high quality standards, innovative designs and other features in a timely manner. In 2003, we generated approximately 34% of our revenues from products that we introduced since January 1, 2000. In 2003, we invested EUR25.9 million in research and development. We cannot assure you that we will have sufficient resources to continue to make adequate investments in our products or that our investments will result in the successful development of new products and features. If we do not anticipate and respond to evolving market demands, we will not be able to sell our products or maintain the appeal of our brand successfully.

         We sell more than 90% of our products under the GROHE brand and believe that the recognition and appeal of our brand is our key competitive advantage. The maintenance and protection of the GROHE brand as well as our ability to enter new geographic markets and distribution channels and sell new products under the GROHE brand are therefore critical for our future success. In recent years, we have encountered increasing product piracy, particularly in the Middle and Far East but increasingly also in Europe. In these cases, other manufactures imitate our products and sell such imitated products under our brand name and logo. We believe that this type of activity could increase in the future. If we are not able to protect our products and brand effectively, our brand might not continue to be recognized by customers and consumers for high quality and as a brand warranting price premiums. If so, our operations could suffer significantly.

WE ARE EXPOSED TO LOCAL BUSINESS RISKS IN MANY DIFFERENT COUNTRIES.

         We manufacture and distribute our products in many countries around the world, and one of our strategies is to expand outside of our core European markets, in particular into markets in North America, the Middle and Far East as well as Eastern Europe. Accordingly, our business is subject to risks resulting from the differing legal, political, social and regulatory requirements and economic conditions and unforeseeable developments in a variety of jurisdictions. These risks include, among other things:

o        varying tax regimes;

o        varying insolvency regimes;

o        difficulties in staffing and managing wide-spread operations;

o        varying construction cycles; and

o        changes in distribution and supply channels.

         Our expansion in markets outside our core European markets requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, on our ability to succeed under differing legal, regulatory, economic, social and political conditions. We cannot assure you that we will continue to succeed in developing and implementing policies and strategies which will be effective in each location where we do business.

OUR SUBSTANTIAL AMOUNT OF INTANGIBLE ASSETS COULD AFFECT OUR OPERATING RESULTS AND OUR NET WORTH ADVERSELY.

         As a result of the acquisition of Friedrich Grohe AG, we recognized a substantial amount of goodwill and tradename. Since the acquisition, our consolidated earnings have been affected by charges for amortization of tradename, and, until December 31, 2001, our consolidated earnings were also affected by charges for amortization of goodwill. Beginning in 2002, we no longer amortize goodwill in accordance with SFAS No.142. We perform an impairment test at least once per fiscal year. In 2002 and 2003, we recorded no goodwill impairment charge. However, we cannot assure you that an adverse development in the business activity of one or all of our operating segments will not result in goodwill impairment charges in future years. As of December 31, 2003, our goodwill net of accumulated amortization amounted to EUR440.4 million, and our recorded tradename net of accumulated amortization amounted to EUR208.0 million. We amortize tradename over a period of fifteen years. A write-off of all or a part of our goodwill and tradename could affect our operating results and net worth adversely.

OUR PENSION PLANS FOR OUR GERMAN EMPLOYEES ARE UNFUNDED.

         We maintain a number of pension plans for almost all of our German employees who joined the Company before January 1, 2001. These plans provide for the payment of retirement benefits and certain disability and survivor benefits. After meeting certain qualifications, an employee gets a vested right to future benefits. In most cases, the benefits payable are determined on the basis of an employee's length of service, earnings and ranking. All of our German pension plans are unfunded. We may not have sufficient assets to satisfy these liabilities as and when they become due. As of December 31, 2002 and 2003, our total unfunded pension liability amounted to EUR165.5 million and EUR175.6 million, respectively.

WE MAY NOT BE ABLE TO MANAGE SUCCESSFULLY ANY FUTURE GROWTH.

         Over the past decade, we have expanded our business by organic growth outside Germany and Europe, in particular in the United States, the Middle East and the Far East, and by selected acquisitions of related businesses. We plan to continue this strategy. Additionally, we plan to expand considerably our production sites and increase our personnel outside of Germany. Our ability to manage this growth and integrate operations, technologies, products and personnel depends on our administrative, financial and operational controls, our ability to create the infrastructure necessary to exploit market opportunities for our products and our financial capabilities. In order to compete effectively and to grow our business profitably, we will need, on a timely basis, continuously to improve our financial and management controls, reporting systems and procedures, implement new systems as necessary, and hire a qualified workforce that we can train and manage. The failure, or even delay, of our management in responding to these challenges could have a significant adverse effect on our business.

OUR PURSUIT OF ACQUISITIONS AND ESTABLISHMENT OF JOINT VENTURES INVOLVES VARIOUS RISKS.

         We will continue to pursue selected acquisitions of related businesses and the establishment of joint ventures as one element of our growth strategy. Competition for acquisition targets in the sanitary products industry is based on a number of factors, including price, terms, size and access to capital and ability to offer cash, stock or other forms of consideration. In order to make successful acquisitions or joint ventures, we need to identify appropriate acquisition targets or joint venture partners. We may compete for acquisition targets and joint venture partners with other companies with similar strategies that may have greater financial and other resources than we have. We cannot assure you that we will be able to identify and acquire suitable target companies on acceptable terms or enter into successful joint ventures. In addition, completing acquisitions and establishing joint ventures will require considerable expense.

WE DEPEND ON OUR MANAGEMENT BOARD MEMBERS AND KEY PERSONNEL.

         We believe that our future success will depend on the continued service of our management board members and key personnel and on our ability to continue to attract, motivate and retain highly-qualified personnel. If we lose one or more of our management board members, our business, financial condition or results of operations may be adversely affected. The highly-qualified personnel whom we require in various capacities are sometimes in short supply in the labor market. We cannot assure you that we will continue to be successful in attracting, retaining and motivating key personnel.

CHANGES IN DISTRIBUTION CHANNELS MAY AFFECT OUR SALES VOLUME AND PROFITABILITY ADVERSELY.

         Over the past two decades, there has been a trend in many industrialized markets of traditional distribution via sanitary products wholesalers and installers slowly losing market share to the do-it-yourself, or DIY, market and other retail distribution channels such as kitchen studios, high-end showrooms, bathroom boutiques and furniture outlets in the distribution of sanitary fittings and other water technology products. To date, the trend towards distribution through the DIY market has primarily affected the low-end segment for sanitary fittings. In 2003, we distributed our products almost exclusively to sanitary products wholesalers who in turn sold to plumbers. In the future, the trend towards sales through DIY channels might increase and also might affect the medium and high-end segments that we target. If DIY channels and new retail distribution channels become more important, and if we do not succeed in selling our products through such distribution channels, we might lose market share, and our sales and profitability might decline. The sanitary products wholesale sector is currently undergoing consolidation leading to a smaller number of wholesalers that focus on a reduced number of suppliers. This consolidation might lead to a reduction of the number of our customers and a stronger concentration of our customer base. As a result, we might be faced with increased pressure on prices which could decrease our profitability significantly.

THE INTERESTS OF OUR PRINCIPAL SHAREHOLDERS MAY CONFLICT WITH YOUR INTERESTS.

         The 19 BC Funds limited partnerships, which we refer to as the BC Funds and which BC Partners Limited, which we refer to as BC Partners, advises, if calculated together, own approximately 38.1% of Grohe AG. Teabar Capital Corporation and Caisse de depot et placement du Quebec own approximately 20.9% and approximately 16%, respectively, of Grohe AG. Teabar Capital Corporation is wholly-owned by the Ontario Teachers' Pension Plan Board, which has an interest in the BC Funds of approximately 14.4%. The Caisse de depot group, to which Caisse de depot et placement du Quebec belongs, has a total interest in the BC Funds of approximately 6.4%. See Item 7.A. "Major Shareholders".

         Our supervisory board consists of twelve members, four of whom have been appointed by the shareholders on the basis of a joint recommendation of 13 of the 19 BC Funds, together with seven individual investors and Teabar Capital Corporation, and two of whom have been appointed by the shareholders on the basis of a joint recommendation of 13 of the 19 BC Funds together with seven individual investors. The supervisory board has the power to appoint and dismiss our management board members. The supervisory board must approve any actions not in the regular course of our business. As a result, nominees of the BC Funds and Teabar Capital Corporation have the power to direct our business. Pursuant to a shareholders' agreement, our other shareholders have agreed to support commercially reasonable proposals of 13 of the 19 BC Funds together with seven individual investors in relation to our activities. However, it may not be possible to enforce that shareholders' agreement under German law in a timely manner if other shareholders do not support a proposal of 13 of the 19 BC Funds together with the seven individual investors because of differing determinations of what is commercially reasonable.

         In addition, any action requiring shareholder approval, including the adoption of amendments to articles of association and the approval of mergers or of sales of all or substantially all of Grohe AG's assets, could be affected by the interests of the BC Funds, Teabar Capital Corporation and Caisse de depot et placement du Quebec. We cannot assure you that the interests of the BC Funds, Teabar Capital Corporation and Caisse de depot et placement du Quebec will not conflict with your interests. See Item 7.B. "Related Party Transactions."

IF OUR EFFORTS TO REORGANIZE OUR PRODUCTION PROCESSES ARE NOT SUCCESSFUL, OUR BUSINESS AND COMPETITIVENESS MIGHT BE SIGNIFICANTLY ADVERSELY AFFECTED.

         We are currently implementing our international manufacturing strategy, described in more detail below in Item 4.B. "Business Overview" in order to focus each of our plants on specific products and production activities, improve our production cost competitiveness and reduce our foreign currency exposure. Although we have already completed a major part of this strategy, there are several significant steps which remain to be implemented. As part of our international manufacturing strategy, we relocated production activities and plan to increase considerably our production capacities outside of Germany. If the costs we incur during these reorganization measures are not off-set by future savings, our financial condition might suffer. If the implementation of the international manufacturing strategy is not successful, or if the implementation of the further steps is delayed, our production processes might suffer, and all or some of our products could be produced with delays or deficiencies. Any such impact on our production process could have a significant adverse effect on the quality and cost of our products and a significant negative effect on our market position and operating results.

IF THE COST OF OUR RAW MATERIALS OR COMPONENTS INCREASES OR THEIR SUPPLY DECREASES, WE MAY EXPERIENCE SUBSTANTIAL INCREASES IN COSTS OR HAVE DIFFICULTY IN PURCHASING SUFFICIENT RAW MATERIALS OR COMPONENTS TO MEET OUR PRODUCTION REQUIREMENTS.

         During the year ended December 31, 2003, approximately 8.1% of our cost of sales related to purchases of plastic components, and approximately 14% of our cost of sales related to purchases of brass and parts made from brass. The cost of brass generally fluctuates based on the supply of and demand for copper and zinc as well as general economic conditions. We cannot be certain that we will be able to continue to purchase sufficient quantities of brass or plastic components at adequate prices, or at all, to meet our future production requirements. Our cash flow from operations and operating profit margins may be influenced by world market prices for brass and other raw materials that we use, particularly to the extent we are unable to pass along price increases to our customers on a timely basis.

         We purchase our raw materials and components from a large number of national and international suppliers. However, we purchase some components from one supplier only or from a sole source supplier. In particular, we purchase one component of our faucets exclusively from a sole supplier who has developed this component pursuant to our specifications and protected it by a patent in its own name. In these instances, we are particularly susceptible to quality problems, supply shortages or price increases. As a consequence, supply shortages or price increases could cause our cash flow from operations to be affected adversely.

CONFUSION WITH THE BRAND NAME HANSGROHE.

         One of the brands competing with us, "hansgrohe", bears a name which is similar to ours. Although we have entered into an agreement with Hans Grohe GmbH & Co. KG, allowing us to use the name GROHE exclusively, while Hans Grohe GmbH & Co. KG is required to add the first name "hans", consumers may confuse the two names. A result of such confusion could be that product quality or other problems of Hans Grohe GmbH & Co. KG could be mistakenly attributed to us, or our customers unintentionally could purchase Hans Grohe products instead of ours. These misunderstandings could have a significant adverse effect on our business, financial condition and results of operations.

THE IMPLEMENTATION OF OUR NEW INFORMATION TECHNOLOGY SYSTEM SAP R/3 MAY CAUSE DELAYS OR OTHER PROBLEMS.

         We are in the process of replacing our existing information technology system with the standard software system, SAP R/3 and significant modules of this new system are already in use. Since the introduction of the software involves the change of business processes and is a complex task, we may face delays and other problems which could have a significant adverse effect on our business, financial condition and results of operations.

WE MAY NOT SUCCEED IN PROTECTING OUR INTELLECTUAL PROPERTY.

         Protection of our processes and other technology is important to our business. We rely upon unpatented proprietary expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. In addition to protecting our intellectual property through patents and trademarks, we also enter into confidentiality agreements. We cannot assure you that our patents and trademarks will provide meaningful protection for our processes and technology, that confidentiality agreements will not be breached, or that adequate remedies will be available in the event of an unauthorized use or disclosure of these trade secrets or proprietary know-how. In addition, the laws of many foreign countries in which we sell our products do not protect intellectual property rights to the same extent as the laws of Germany or the United States. As a result, we may not be able to prevent others from copying our products or from using our trademarks. The failure of our intellectual property rights or confidentiality agreements to protect our processes, technology, designs, trade secrets or proprietary know-how could have a significant adverse effect on our business, financial condition and results of operations.

CHANGES IN FOREIGN EXCHANGE RATES COULD HAVE A SIGNIFICANT NEGATIVE IMPACT ON OUR CASH-FLOW AND OPERATING RESULTS, AND OUR HEDGING EFFORTS MAY NOT SUCCEED IN MITIGATING THE EFFECTS OF THESE CHANGES.

         We transact business in more than ten currencies. During the year ended December 31, 2003, we generated approximately 30% of our revenues in currencies other than the euro, mainly US dollars, and we expect the percentage of our revenues that is generated in currencies other than the euro to increase in the future. At the same time, our costs are primarily denominated in euro, since our production is predominantly located in countries in which the euro is the local currency, and we report our financial results in euro on a consolidated basis. Therefore, if the euro remains at the same level or continues to appreciate, in particular in relation to the US dollar, and our revenues denominated in foreign currencies remain the same, or, in some cases, even if they increase, our revenues and profits in euro will decline.

         We have a policy of entering into hedging transactions under which we sell foreign currency amounts which we expect to receive from sales in foreign currencies at a fixed euro to foreign currency exchange rate. We also are increasing our production in countries whose currency is other than the euro. However, the major portion of our production costs will remain denominated in euro and we may not be able to mitigate the full impact of exchange rate fluctuations by entering into adequate hedging transactions. Additionally, while our hedging strategy enables us to partly mitigate the effects on our cash flows of an appreciation of the value of the euro compared to the US dollar over a period of six to twelve months, it does not enable us to mitigate the risk of a long-term appreciation of the euro compared to the US dollar. Currently, we have entered into hedging transactions for sales in US dollars anticipated until December 31, 2004. Should the exchange rate of the euro to the US dollar remain the same level, should the euro continue to appreciate in relation to the US dollar, or should the euro fluctuate adversely in relation to other currencies in which we have sales, our cash-flow and operating results could be significantly adversely affected.

WE MAY BE REQUIRED TO DEFEND LAWSUITS OR PAY DAMAGES IN CONNECTION WITH ALLEGED OR ACTUAL DEFECTS OR FAILURES WITH OUR PRODUCTS.

         Defects in our products may result in injury to the users of our products, water damage, product recalls, adverse customer reaction and negative publicity about us or our products. Defects also may require expensive modifications to our products, and harm our business, financial condition and results of operations. Any claims asserted against us could involve substantial damages and may not be covered by our insurance. We cannot assure you that the insurance we carry will continue to be available on economically reasonable terms, if at all. The success of one or more such claims could have a significant adverse effect on our business, financial condition and results of operations.

MINORITY SHAREHOLDERS OF GROHE WATER TECHNOLOGY HAVE CHALLENGED ITS CONVERSION FROM A STOCK CORPORATION TO A LIMITED PARTNERSHIP AND THE APPROVAL OF THE YEAR 2000 FINANCIAL STATEMENTS OF GROHE WATER TECHNOLOGY.

         Our subsidiary, Grohe Water Technology, is involved in litigation consisting of several interrelated lawsuits and corresponding appeals in relation to the March 2000 conversion of Friedrich Grohe AG, a stock corporation, now Grohe Water Technology, into a limited partnership. If any of these lawsuits succeeds, there is a risk that the relevant court may annul that conversion. In such a case, the plaintiffs could be entitled to assert compensation claims against Grohe Water Technology or its principal shareholder, Grohe Beteiligungs, or we could suffer tax disadvantages that would cause us difficulties in meeting our obligations and making investments.

         In addition, some minority shareholders seek an increase of the mandatory cash settlement offer that Grohe Water Technology made to those shareholders who objected to the resolution authorizing the conversion and seek additional compensation payment for alleged disadvantages suffered in the conversion. If the court follows the recent evaluation of the court-appointed expert with regard to the mandatory cash settlement offer and the additional compensation payment, Grohe Water Technology would be obligated to make additional cash payments of approximately EUR9.2 million to minority shareholders. The court is not bound by the evaluation of the expert and may decide on higher or lower cash payments to be made by Grohe Water Technology. Any obligation to make cash payments to minority shareholders may have a significant adverse effect on our financial position, however.

         Finally, a minority shareholder has filed a claim objecting to the adoption of the Grohe Water Technology financial statements for 2000. If this claim succeeds, the financial statements and distributions of profits from Grohe Water Technology for 2000 may be declared invalid. This might lead to repayment obligations from Grohe AG or Grohe Beteiligungs to Grohe Water Technology and might have a significant negative impact on the liquidity of Grohe AG or Grohe Beteiligungs.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A.     HISTORY AND DEVELOPMENT OF THE COMPANY

ORGANIZATION

         Grohe AG was formed in 2003 by the conversion of Grohe Holding into a German stock corporation (AKTIENGESELLSCHAFT), under the name GROHE Aktiengesellschaft, pursuant to a shareholders' resolution dated July 15, 2003, and was registered with the commercial register of the local court (AMTSGERICHT) of Iserlohn, Germany, under file number HRB 2770, on October 6, 2003. As a result of this conversion, Grohe AG now is registered as a stock corporation under the laws of Germany.

         Grohe AG has its registered office at Hauptstrasse 137, 58675 Hemer, Germany, telephone: 011-49-2372-93-0. CT Corporation System, 111 Eighth Avenue, New York, New York 10011, is our US agent for service of process. Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715, is our authorized US representative.

         Grohe AG is a holding company and does not directly conduct any business operations. During the period from July 5, 1999, the date of the formation of Grohe Holding, to December 31, 1999, Grohe Holding acquired 96.9% of the share capital of Friedrich Grohe AG, the predecessor of Grohe Water Technology. It acquired more shares from 2000 to 2003. On February 23 and 24, 2000, at an extraordinary meeting of Friedrich Grohe AG shareholders, the shareholders passed a resolution to transform Friedrich Grohe AG into Friedrich Grohe AG & Co. KG, a limited partnership. The then new legal form of Friedrich Grohe AG & Co. KG was registered in the commercial register of the Local Court (AMTSGERICHT) of Iserlohn, Germany, on March 28, 2000. We refer in this annual report to the transformation of Friedrich Grohe AG from a stock corporation into a limited partnership and related transactions as the "conversion". On August 28, 2003, Friedrich Grohe AG & Co. KG changed its name to Grohe Water Technology AG & Co. KG. As of December 31, 2003, Grohe AG owned approximately 99.7% of Grohe Water Technology.

         On October 4, 2000, Grohe Beteiligungs was founded in order to establish a favorable financing structure within the Grohe group. Effective October 1, 2000, Grohe Holding transferred almost its entire business activities including its interest in Friedrich Grohe to Grohe Beteiligungs in accordance with a contribution and transfer agreement dated October 26, 2000. Due to the conversion in 2003 of Grohe Beteiligungs' general partner, Grohe Holding, into a stock corporation, Grohe Beteiligungs also changed its name from Grohe Beteiligungs GmbH & Co. KG to Grohe Beteiligungs AG & Co. KG.

HISTORY

         We were established in 1936 and since then have experienced strong organic growth complemented by selected acquisitions. In the post-war period and until the early 1970s, our sales mainly focused on Germany. However, we undertook our first steps to internationalize in the 1950s and intensified these activities in the 1960s, establishing of our first sales subsidiaries in France, Austria and Italy. From the early 1970s to the late 1980s, we expanded our product ranges, particularly with single-lever faucets, thermostatic faucets and showerheads, and further internationalized our distribution network by establishing sales subsidiaries in the Netherlands, the United States, the United Kingdom, Belgium, Spain and Canada.

         The current phase of our globalization began in the early 1990s with an increased emphasis on our GROHE brand. At the same time, we further broadened our product ranges, in particular in designer fittings, showerheads and kitchen faucets, enhanced our water technology concept through the acquisition of DAL GmbH & Co. KG, H.D. Eichelberg & Co. GmbH, Aqua Butzke Werke Aktiengesellschaft and Rotter GmbH & Co. KG and established sales subsidiaries and branch offices in Japan, Dubai, Singapore, Turkey, Poland, China and Russia. We also began the globalization of our manufacturing activities by acquiring Tempress, a specialized Canadian manufacturer of fittings, in 1994 and establishing of our manufacturing plants in Thailand in 1996, Portugal in 1998, and China in 2001. We are continuing the globalization of our manufacturing activities through the implementation of our international manufacturing strategy.

         In 1991, Friedrich Grohe AG, now Grohe Water Technology, was listed on the Frankfurt Stock Exchange. In 1999, a consortium of investors led by the BC Funds, acquired Friedrich Grohe AG through an acquisition vehicle, Grohe Holding, now Grohe AG. Subsequently, Friedrich Grohe AG was converted to a limited partnership and delisted from the Frankfurt Stock Exchange.

4.B.     BUSINESS OVERVIEW

         We believe that we are Europe's largest and one of the world's leading manufacturers of sanitary fittings in terms of sales. We focus on the medium and high-end segments of the sanitary products market and hold leading market positions in Germany, France, Italy, the Benelux countries, Austria, Russia and many Middle Eastern countries. We believe we are a leader in the so-called European-style fittings segment in many overseas markets, including the United States and Japan. We have evolved from a manufacturer of faucets and showerheads to a water technology company, providing a full range of products for the handling of water at all delivery points in bathrooms and kitchens. Our products include faucets, showerheads and other sanitary fittings, bathroom equipment such as shower systems, and related sanitary technology products such as flushing and installation systems. We are headquartered in Hemer, Germany and operate nine manufacturing sites in Germany, Portugal, Canada, Thailand and China. We sell our products in over 130 countries through 21 sales subsidiaries, 12 branch offices and more than 30 unaffiliated sales agent companies. In 2003, we generated sales of EUR884.8 million. As of December 31, 2003, we had 5,833 employees.

         The GROHE brand has achieved a strong position in many markets around the globe and is widely recognized for its premium quality products with superior design and performance. We generate over 90% of our sales from products under the GROHE brand and have organized our GROHE brand products into the following five strategic product groups.

         GROHE DESIGNER FAUCETS & ACCESSORIES consists of style-oriented, high-end bathroom faucets and accessories such as towel bars and soap dispensers. These products are available in a variety of styles, with features such as gold and scratch-resistant finishes and glass levers.

         GROHE BATHROOM AND SPECIAL FITTINGS consists of a broad range of bathroom faucets and special fittings that target customers who place a high priority on performance and durability. Bathroom faucets include single-lever, thermostatic and two-handle faucets. Special fittings include electronic and mechanical self-closing faucets.

         GROHE SHOWERS & SHOWER SYSTEMS consists of a broad range of shower products such as hand-held and wall-mounted showerheads, shower bars, shower hoses, shower panels and innovative shower systems.

         GROHE SANITARYSYSTEMS consists of conventional and electronic flushing systems for toilets and urinals as well as installation systems used in bathroom construction to facilitate the installation of fittings and fixtures such as concealed flushing tanks and wall-hung toilet bowls.

         GROHE KITCHEN FAUCETS consists of single-lever and two-handle faucets for kitchen use. Some of these products include special features such as pull-out spouts and sprays and are also available in stainless steel.

         In addition to our GROHE strategic product groups, we also offer specialty brands that target specific categories of customers. Under our AQUA and ROTTER brands, we offer special fittings, water management systems and other products adapted to the specific requirements of public, commercial, industrial and institutional applications. We also offer sanitary fittings to wholesale customers, who label these products with their own brands, through our subsidiary H.D. Eichelberg & Co. GmbH, which we refer to as Eichelberg.

         We believe that our comprehensive water technology product range offers significant benefits for our customers, including the availability of a complementary scope of water technology solutions that are coordinated in design and technology from one reliable premium brand source. We also believe that our water technology approach offers considerable cross-selling and marketing opportunities to wholesalers, plumbers, installers and architects worldwide and allows us to benefit from cost savings resulting from using similar raw materials, production processes and distribution channels.

         Due to the full scope of our manufacturing activities which include casting, milling, grinding and polishing, surface finishing and assembly, we maintain control over the quality and cost of our products and flexibility in our production processes. Our design, research and development and technical engineering functions support continuous product and process innovation. We are currently implementing our international manufacturing strategy, a major initiative to focus each of our plants on specific products and production activities, improve our production cost competitiveness and reduce our foreign currency exposure.

         The following table shows our sales by product group in 2003, 2002 and 2001:

                                                                      YEAR ENDED DECEMBER 31,
                                                                      -----------------------
CONSOLIDATED SALES BY PRODUCT GROUP                  2003                        2002                      2001
                                                     ----                        ----                      ----
                                             IN EUR                       IN EUR                    IN EUR
                                            MILLIONS     PERCENTAGE      MILLIONS    PERCENTAGE    MILLIONS    PERCENTAGE
                                            --------     ----------      --------    ----------    --------    ----------
GROHE Designer Faucets & Accessories....        82.3          9.3           78.5         8.7          66.5         7.5
GROHE Bathroom and Special Fittings.....       382.9         43.3          385.2        43.0         393.4        44.7
GROHE Showers & Shower Systems..........       142.6         16.1          144.0        16.0         133.0        15.1
GROHE SanitarySystems...................        87.7          9.9           88.2         9.8          88.7        10.1
GROHE Kitchen Faucets...................       107.9         12.2          110.0        12.2         104.3        11.8
Specialty Brands........................        44.3          5.0           50.4         5.6          54.8         6.2
Other...................................        37.1          4.2           42.0         4.7          40.1         4.6
Total...................................       884.8        100.0          898.3       100.0         880.8       100.0

         The following table shows our sales based on the location of our customers in 2003, 2002 and 2001:

                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------
CONSOLIDATED SALES BY REGION                 2003                          2002                        2001
                                             ----                          ----                        ----
                                     IN EUR                                                     IN EUR
                                    MILLIONS      PERCENTAGE   IN EUR MILLIONS  PERCENTAGE     MILLIONS    PERCENTAGE
                                    --------      ----------   ---------------  ----------     --------    ----------
Europe (excluding Germany)......     449.9           50.8          433.0          48.2          410.6          46.6
Germany.........................     215.4           24.4          226.0          25.2          245.4          27.9
Overseas........................     219.5           24.8          239.3          26.6          224.8          25.5
     North America..............     116.1           13.1          126.8          14.1          114.1          13.0
     Far East...................      45.3            5.1           54.2           6.0           52.4           5.9
     Rest of World..............      58.1            6.6           58.3           6.5           58.3           6.6
Total...........................     884.8          100.0          898.3         100.0          880.8         100.0%

                       GLOBAL MARKET FOR SANITARY PRODUCTS

         The global market for sanitary products is comprised of three segments:

o SANITARY FITTINGS, such as bathroom and kitchen faucets, showerheads and related accessories such as shower hoses and bars;

o BATHROOM EQUIPMENT, such as lavatories, toilets, bath tubs, whirlpools, shower enclosures and cubicles, shower systems and bathroom furniture; and

o SANITARY TECHNOLOGY PRODUCTS, such as flushing and installation systems, water pipes and plumbing fittings.

         We estimate that the size of the global market for sanitary products was approximately EUR40 billion in 2002. Our products, which we refer to as water technology products, handle water at all delivery points in bathrooms and kitchens and include products in all three segments. We estimate that the global market for water technology products is approximately one quarter of the global market for sanitary products.

DEMAND

         Although it is difficult to assess growth rates in the worldwide sanitary products industry, we estimate that the industry has grown approximately 6% per year over the last decade, based on a combination of volume and value growth. We further estimate that the overall market will grow at approximately the same rate the next several years, although demand in individual countries may stagnate or decrease.

         We believe that the main factors influencing increasing volume demand in the water technology products market include the increase in the number of households due to overall population growth and the decrease in average household size, the increasing number of bathrooms per household, and increased spending on sanitary products due to changing consumer preferences and greater disposable income per household. In addition, we believe that the trends towards installing showers in addition to bathtubs and the increasing renovation of buildings constructed since the 1950s will further enhance the overall demand for water technology products.

         There are also several trends increasing the demand for higher value water technology products. These trends, including a growing emphasis on convenience, wellness and water and energy savings, lead to consumer preferences for products with more advanced technological features and design characteristics.

         We estimate that approximately 75% of demand for sanitary products in industrialized markets is related to renovation, maintenance and improvement, which we refer to as RMI, while only about 25% is related to residential and commercial new construction. We believe that demand from the RMI segment tends to be more quality-conscious and brand-oriented while demand in the residential and commercial new construction sector is more volume-oriented and price-sensitive. The RMI segment has also historically been less cyclical than new construction.

         We believe that the main factor affecting demand in emerging markets beyond economic growth is the increasing penetration of these markets by products with standards approaching those in industrialized markets. We believe this is due to the emergence of an urban middle class with a preference for higher-quality sanitary products and European-style fittings and growing tourism in these areas. European-style fittings are characterized by solid brass faucets and handheld showers, with functional contemporary design.

DISTRIBUTION

         In most industrialized markets, sanitary products are primarily distributed in a three-step process in which sanitary products manufacturers sell to wholesalers, which sell to professional customers such as plumbers and installers, which in turn sell to both private residential and commercial consumers. Many wholesalers are reducing the number of their suppliers in order to focus on leading brands that are capable of satisfying their needs for a comprehensive range of products and advanced logistics and support.

         Since the beginning of the 1980s, the DIY distribution channel has gained market share in the European and North American markets. However, much of this increase relates to the low-end segment of the sanitary products market rather than the medium and high-end segments that most of our products target. Other retail channels, such as bathroom boutiques, kitchen studios, high-end showrooms and furniture stores, have become increasingly involved in the distribution of sanitary products in recent years. In our experience, these channels mostly favor manufacturers with a comprehensive range of products and extensive distribution capabilities as well as a strong brand that can attract consumers. Notwithstanding these trends, we believe that the traditional three-step process will continue to play a key role in the distribution of sanitary products.

         Distribution in emerging markets is characterized by a significantly higher proportion of sales directly to builders and contractors due to the predominance of new construction projects. However, the share of distribution by the three-step process is growing with increasing levels of economic development in these markets.

SUPPLY OF SANITARY PRODUCTS

         Although the market for sanitary products has recently been characterized by consolidation of manufacturers, especially in Europe, the overall global market is still relatively fragmented. We believe manufacturers of sanitary products can be broadly divided between companies with worldwide operations such as ourselves and American Standard, and companies that concentrate on a particular geographic region such as Moen (Fortune Brands) in North America or Toto in the Far East. In addition, companies can be differentiated according to whether they offer their products under a variety of brands such as American Standard, Masco or Sanitec, or focus primarily on a single brand such as ourselves, Geberit or Hansa. In terms of product range, we believe that there are three main types of manufacturers in the market for sanitary products: (1) specialists focusing on specific product groups within the three sanitary products industry sub-segments such as fitting specialists Hansa or Kludi, (2) bathroom equipment suppliers focusing on a broad range of bathroom products "in front of the wall" such as American Standard, Kohler and Sanitec and (3) suppliers offering a broad range of sanitary technology products "in and behind the wall" such as Geberit or Viega. We believe that none of the specialists, bathroom equipment or sanitary technology product suppliers offer a range of water technology products under one single brand that is comparable to the range of products that we offer under our GROHE brand.

         Competition among manufacturers in the water technology segment is based on many factors, including brand recognition and loyalty, product quality and reliability, breadth of product range, product design and innovation, time to market, mass production and distribution capabilities, scope and quality of services and price. However, we believe that, in the medium and high-end segments targeted by our products, the most important competitive factors that foster customer loyalty and permit price premiums are brand recognition, superior product quality and innovation. We also believe that the breadth of the product range is becoming an increasingly important competitive factor, partly due to wholesalers reducing the number of suppliers and focusing on manufacturers with comprehensive product ranges and brand recognition. For more information on our competitors, please refer to "Business - Competition", below.

                            OUR COMPETITIVE STRENGTHS

         We have been able to achieve strong organic growth that we have supplemented by selected acquisitions, while also improving our profitability. We believe that our strong competitive position within the sanitary products industry as well as our strong performance are based primarily on the following factors:

PRE-EMINENT BRAND WITH GLOBAL RECOGNITION

         We consider the high awareness and attractiveness of our GROHE brand in many markets around the world to be our key competitive advantage. We believe that we have systematically developed high levels of brand awareness, preference and loyalty among both professional customers and consumers over the past fifty years. We perceive the GROHE brand as the most homogeneous global brand in the sanitary products industry, and we are not aware of any European sanitary products manufacturer achieving higher worldwide sales under one single brand than our GROHE brand products. In 2003, we derived over 90% of our sales from products that we marketed under the GROHE brand, allowing us to leverage the strength of our single brand on a global basis by using essentially the same corporate design and product lines worldwide. We also believe that our high brand recognition gives us significant competitive advantages by allowing for price premiums, facilitating our expansion into new geographic markets and distribution channels, and enhancing customer acceptance of our new products.

STRONG GLOBAL PRESENCE AND LEADING MARKET POSITIONS

         We believe we are Europe's largest and one of the world's leading manufacturers of sanitary fittings in terms of sales, based on a report by Consult GB for the year 2002 and publicly available reports of our competitors, with an emphasis on the medium and high-end segments of the sanitary products industry. We have leading market positions in Germany, France, Italy, the Benelux countries, Austria, Russia and many Middle Eastern countries, as well as in the European-style fittings segment in most overseas markets, including the United States and Japan. We sell our products in over 130 countries through an extensive distribution network comprising 21 sales subsidiaries, 12 branch offices and over 30 unaffiliated sales agent and distribution companies worldwide. We employ approximately 1,100 sales, marketing and service professionals. We believe our strong global presence and our leading market positions allow us to achieve cost benefits and make us less susceptible to downturns in business in individual markets.

COMPELLING WATER TECHNOLOGY CONCEPT

         We believe that the scope of our product range for handling water at all delivery points under one single brand distinguishes us from other manufacturers in the sanitary products industry and enables us to offer solutions for most residential and commercial applications. This distinct product range creates considerable opportunity for cross-selling to wholesalers, plumbers, installers and architects worldwide who benefit from the availability of a comprehensive range of water technology products and solutions from a single supplier. In addition, we use similar raw materials, production processes and distribution channels for most of our products which enable us to realize cost efficiencies.

REPUTATION FOR PRODUCT QUALITY, DESIGN AND INNOVATION

         We believe that we have a reputation for product quality, reliability and functionality. We have received design awards for our products such as the Zedra kitchen faucet, the Freehander shower system and the Movario showerhead indicating our design and innovation achievements. Our ability to track consumer preferences, together with our design capabilities, precision engineering and high proficiency in production and quality management, enable us to develop, manufacture and deliver innovative, high quality products to the market in a timely fashion. Our research and development expenses amounted to EUR25.9 million in 2003. We derived approximately 34% of our 2003 sales from products introduced since 2000. We believe that this high rate of product innovation is instrumental in justifying price premiums and supporting profitable sales growth.

STRONG AND LONGSTANDING CUSTOMER RELATIONSHIPS

         We believe that we have been successful in developing strong and sustainable customer relationships and loyalty among professional customers and consumers over many years. For instance, we have had relationships with many of our key customers for several decades. We attribute our ability to build strong partnerships with wholesalers, installers, plumbers and architects to our comprehensive relationship management approach, which is based on an in-depth understanding of customer requirements and includes a broad range of services such as regular product and sales training workshops at our 25 customer training centers worldwide, logistical and other support, and the organization of customer events. We believe that our relationship programs with over 13,000 members worldwide represent a significant competitive advantage as these professional customers typically have an important influence on the purchase decision for our products and exhibit a high degree of loyalty to their preferred manufacturing suppliers.

HIGHLY EFFICIENT OPERATIONS

         The strong performance of our operations, ranging from new product development and manufacturing to sales and distribution, has been fundamental to our success and profitability. We consider such performance to be a result of our experienced management, our highly motivated employees with a 12-year average length of service, our efficient organizational structure that integrates our departments, strategic product groups and sales subsidiaries, and our sophisticated business practices. In addition, our large production volumes allow us to realize cost benefits in areas such as product development, procurement, production and distribution.

                                 GROHE STRATEGY

         Our business objective is to enhance our leading positions in the market for water technology products and to become the global market leader for water technology products. We strive to grow our business at above market rates while increasing our profit margins. To achieve these goals we have implemented a strategy incorporating the following key elements:

STRENGTHEN AND LEVERAGE THE GROHE BRAND

         We consider the high level of awareness and appeal of our GROHE brand in many markets around the world to be our key competitive advantage.

         We aim to strengthen the awareness of, preference for and loyalty to our brand by introducing products with innovative design, functions and features as well as by further improving our broad range of customer support services. We are intensifying our marketing efforts by increasing our consumer advertising, sponsoring high-profile events, and targeting the installation of GROHE products at prestigious locations. Our goal is to leverage our brand awareness and reputation to cross-sell our products, expand our positions in markets where we already have a presence, and penetrate new geographic regions.

FOCUS ON OUR FASTER GROWING AND HIGHER-MARGIN PRODUCT GROUPS

         We are a branded supplier of water technology products with high quality design and innovation standards. As our products primarily address the more demanding, less price-sensitive customer, we are able to achieve higher profitability.

         We intend to devote particular attention to further developing our faster-growing and higher-margin product groups Designer Faucets & Accessories, Showers & Shower Systems and Kitchen Faucets. We expect Designer Faucets & Accessories and Showers & Shower Systems will benefit from above average market growth and will further enhance our profitability. In Designer Faucets & Accessories, we plan to offer additional styles and expand our existing product lines. In Showers & Shower Systems, we plan to broaden our product range, especially in the medium-price segment for showerheads and in shower systems. Furthermore, we expect a significant contribution to our overall sales growth from Kitchen Faucets by developing new product lines, including lines targeted to local customer preferences, and broadening our kitchen-specific distribution channels.

FOCUS ON CUSTOMER-ORIENTED DESIGN AND INNOVATION

         We believe that we have a strong reputation for superior product quality, reliability and functionality and are recognized for innovation and attractive design, as evidenced by the number of design awards that we have received.

         Our strategy is focused on the development and delivery of products that address the quality requirements and design preferences of our customers worldwide and on creating demand by setting new trends. Our principal focus is to enhance customer benefits by adding innovative functions and features, optimizing the use of bathroom space, creating water and energy saving solutions and facilitating installation processes.

         We aim to enhance our strength in design and innovation by continuing to invest significantly in research and development. In addition, we intend to reduce further the time-to-market of our new products and lower costs per unit by (1) standardizing components and making use of product platforms,

(2) centralizing functions and employees involved in the research and development process in our planned Innovation and Design Center in Hemer, and
(3) integrating component suppliers and service providers into our development and production processes.

CAPITALIZE ON GLOBAL GROWTH OPPORTUNITIES

         We have a track record of successfully penetrating new markets and achieving leading market positions. We hold leading market positions in many European and Middle Eastern countries, as well as in the European-style fittings segment in most overseas markets.

         We intend to capitalize on international growth opportunities to strengthen further our global presence. In the United States and United Kingdom, we intend to accelerate market penetration through country-specific offerings such as upscale fittings in the United States to complement our established European-style product range and shower products adapted for the low water pressure common in the United Kingdom. In emerging markets like Russia and the Middle East, we intend to broaden our distribution network and to further strengthen our existing customer relationships. We also intend to increase our penetration in other markets were we see potential for high growth, most notably in Eastern European and Far Eastern countries such as China and India, and more actively approach new markets such as South Africa and South America.

IMPROVE OUR PERFORMANCE AND PROFITABILITY

         In recent years we have improved our performance, by introducing our strategic product groups, improving our production processes and consolidating our German sales organization.

         We intend to continue these efforts and further increase the effectiveness and efficiency of our operations. We are currently implementing our international manufacturing strategy and our new SAP R/3 information technology system from which we expect to gain significant benefits in future years. Specific measures of our international manufacturing strategy include heightening the focus of each plant on specific products and production activities and improving our production cost competitiveness by increasing production in lower-cost locations, such as Portugal, Thailand and Canada, the last two of which will also reduce our foreign currency exposure. In addition, we intend to improve our operational performance through the continued streamlining of our production processes, the ongoing standardization and modularization of components, increased working hour flexibility, enhancement of our procurement processes including increased global sourcing and e-procurement, and the centralization of our innovation and design activities.

FOSTER GROWTH THROUGH SELECTED ACQUISITIONS AND JOINT VENTURES

         In addition to organic growth, we have succeeded in expanding our product and geographic scope through acquisitions, transforming ourselves from a manufacturer of faucets and showerheads to a water technology company providing a full range of products for handling water at all delivery points in bathrooms and kitchens. We intend to further pursue selected acquisitions and engage in joint ventures that meet our acquisition criteria in order to expand our water technology product range, accelerate our geographic penetration and realize synergies.

                               PRODUCTS AND BRANDS

OVERVIEW

         We manufacture and sell products for handling water at all delivery points in bathrooms and kitchens across all sectors of installation, such as the residential, commercial, industrial and institutional sectors. Our product range, which we refer to as our water technology product range, also includes bathroom equipment and related sanitary technology products. We realize cost benefits from using similar raw materials, production processes and distribution channels for most of our products.

         We generate more than 90% of our sales from products under the GROHE brand and have organized our GROHE brand products into the following five strategic product groups:

o        GROHE Designer Faucets & Accessories

o        GROHE Bathroom and Special Fittings

o        GROHE Showers & Shower Systems

o        GROHE SanitarySystems

o        GROHE Kitchen Faucets

         We established these product groups to better address market opportunities by differentiating our innovation and marketing efforts according to the individual requirements of each of their respective markets.

         In addition to our GROHE strategic product groups, we also have specialty brands that target specific categories of customers. We market special fittings, water management systems and other products adapted to the specific requirements of commercial, public, industrial and institutional applications under the AQUA and ROTTER brands. Our Eichelberg subsidiary primarily sells sanitary fittings to wholesalers who label these products with their own brands.

                      GROHE DESIGNER FAUCETS & ACCESSORIES

         In this product group, we offer a variety of high-end, style-oriented premium bathroom faucets as well as related accessories such as towel bars and soap dispensers. We harmonize the design characteristics of these accessories with the corresponding faucet lines. These faucets typically retail between EUR150 and EUR400 per piece and are mainly available in high-end showrooms and target consumers and architects. The products have sophisticated features such as gold finishes and glass levers.

         Product lines in the Designer Faucets & Accessories product group differ by style, which we continually adapt to changing consumer preferences. The industry recognizes distinct styles of faucets, ranging from traditional to progressive. The Sinfonia, Seabury and Geneva lines have traditional styles with features such as cross-shaped handles. The Chiara and Sentosa lines have contemporary styles. The Atrio, Tenso, Ectos and Taron are progressively styled with characteristics such as a minimalistic design.

                       GROHE BATHROOM AND SPECIAL FITTINGS

         This product group covers bathroom faucets and special fittings which we mainly sell through the wholesalers and plumber channels. Bathroom faucets include single-lever, two-handle and thermostatic faucets for residential and commercial use. Bathroom faucet product lines differ in type of use, features, product breadth and retail price, which ranges from EUR75 to EUR250 per piece. We offer classic two-handle bathroom faucets targeted primarily at the medium segment of the market, such as the Costa and Atlanta lines. Our range of single-lever faucets lines include the Eurosmart and Eurostyle lines for standard and project demand, Eurodisc and Eurofresh in the medium segment and Europlus and Eurosolid for more demanding customers in the middle segment. Our main lines of thermostatic faucets include the Grohtherm 1000, Automatic 2000 and Grohtherm 3000 lines, which together cover all relevant product types and price segments.

         Special fittings include self-closing and electronic valves and faucets, faucets with extra-long levers for ease of use in hospitals and security fittings, to prevent scalding and other risks. We offer special fittings in a broad range of prices depending on the type of products, features and sectors of installation. Electronic faucets include the Pulsomat Surf, Tectron and Europlus E lines, featuring automatic user detection and flow time controls. Mechanical self-closing faucet lines include Contromix and Controecon. The Euromix SE line includes electronically timed faucets. Single-lever faucets with extra long levers are offered under the Euroeco line.

                         GROHE SHOWERS & SHOWER SYSTEMS

         GROHE Showers & Shower Systems offer a broad range of shower products, such as hand-held and wall-mounted showerheads, shower bars, shower hoses, and innovative shower systems that integrate several components used in showering such as showerheads, shower bars, hoses, thermostats, and devices that regulate the flow of water. Our shower panels are specific types of shower systems that include a panel which serves as the basis for mounting a variety of showering components including faucets, handheld and wall-mounted showerheads and side showers. Our Showers & Shower Systems product group primarily targets the medium and high-end segments. Prices range from about EUR25 for a showerhead, to about EUR2,200 for complete shower systems. We sell most of our products from this product group through the traditional three-step distribution process.

         Most of our showerheads offer multiple spray options and are generally fitted with an anti-calcification system to prevent the clogging of the spray jets. Our shower systems include the Aquatower 3000 shower panel, which is equipped with a wall-mounted showerhead, a handheld showerhead and four individually adjustable side showers. We offer hand-held and wall-mounted showerheads under three main lines. Under our Relexa plus line we offer ergonomically designed showerheads. We have designed most of the lines in this product group to complement the GROHE brand faucet lines. The Sensia line features a slimline silhouette. The new Movario line features a 360 degree rotatable head allowing it to be used as a handheld shower, wall-mounted shower or side shower. The Amera shower system features a glass surface, four large, individually adjustable side showers, a handheld shower with four spray pattern options and a thermostatic faucet. The GROHE Freehander is an innovative shower system that can be easily installed and consists of two fully rotatable showerheads, each with two spray options, that can be used as a wall-mounted showerhead or a side shower.

                              GROHE SANITARYSYSTEMS

         The GROHE SanitarySystems product group consists of conventional and electronic flushing systems for toilets and urinals as well as installation systems used in bathroom construction to facilitate the installation of fittings and fixtures such as concealed flushing tanks and wall-hung toilet bowls. With this product group we target commercial and residential end users and focus our marketing efforts on installers, engineers and architects.

         The range of GROHE flushing systems includes tanks as well as mechanical and electronic flushing valves. Flushing systems include the GD2 universal flushing system which is available both in the "dual-flush" model, that allows for a choice between a flushing volume of three or six liters, and the "interruptible flush" model, allowing for control of flushing time. Electronic flushing valves, such as the Tectron, are based upon either infra-red or radar electronics for the detection of movements in order to trigger the flushing processes. All of these product types are available for in-front-of-the-wall or concealed behind-the-wall installation. We also sell a variety of flushing and re-fill mechanisms for tanks to other manufacturers. All concealed flushing systems are available in a variety of cover plate choices, allowing for coordination of design with GROHE faucet and accessory lines.

         We offer installation systems for masonry in-the-wall, in-front-of-the-wall and free standing wall installation of toilets, urinals, wash basins or other water delivery points. We offer four main installation system lines. The Uniset line is an innovative system for easy masonry in-the-wall installation. Rapid S is a line of pre-assembled pre-wall modules for toilets, wash basins, urinals, bidets, showers and tubs. Rapid L is a more economical line covering the same basic functions. Rapid Pro is a flexible system of parts and components that can be individually combined to construct custom-made installations that may include full height-partitions and free-standing walls, enabling our customers to create innovative solutions in bathroom architecture and layouts that optimize the use of space.

                              GROHE KITCHEN FAUCETS

         GROHE Kitchen Faucets comprise a wide range of single-lever and two-handle kitchen faucets. Some of these faucets have special features such as pull-out spouts and sprays and are also available in stainless steel. Our product range is focused mainly on the medium and high-end segments with retail prices from EUR75 to EUR600 per piece. We target our kitchen faucets mainly at residential demand and distribute them through sanitary and kitchen wholesalers who in turn sell them to plumbers, kitchen studios and other retailers.

         Our Zedra line features a lever that eases regulation of water flow and temperature, a pull-out swivel spout and 1.5 meter hose as well as an anti-calcification system that prevents the spray jets from clogging. The Europlus and Eurodisc single-lever lines are targeted at the medium segment. The Europlus line features extra large swivel spouts and is available with a pull-out spray hose while the Eurodisc is available in wall-mounted and sink-mounted versions, the latter with an optional dishwasher connection. The Eurosmart and Euroeco single-lever lines are targeted at the standard to medium segments. The GROHE Kitchen Faucet product group is further supplemented by two-handle kitchen faucets. The Atrio line targets the high-end segment and features a simple design, an aerator and a swivel spout. The Sentosa line has a modern design with similar functions and targets the medium to high-end segments. The Costa and Atlanta lines target the standard to medium segments. Many lines are available in both sink and wall-mounted versions.

                                SPECIALTY BRANDS

         We market some of our products that target specific categories of customers under the brand names AQUA and ROTTER. We also offer sanitary fittings to wholesale customers, who label these products with their own brands, through our Eichelberg subsidiary.

AQUA AND ROTTER

         The AQUA and ROTTER brands provide a range of products for the economical, convenient, dependable and ecologically-friendly handling of water for commercial, industrial and institutional, or CII, installations. We have specifically adapted these products to industrial and public installations that are subject to frequent and intensive use. These products are built to function automatically and to withstand exposure to harsh detergents and vandalism. The products that we market under the AQUA and ROTTER brands include electronic and self-closing fittings, laboratory fittings, water treatment systems, water control systems, wash systems for industrial use, customized products, and a broad range of accessories such as soap and paper dispensers, special fittings and thermostats. Additionally, we offer complementary sanitary equipment such as wash trays and basins in order to meet customers' demand for complete solutions in these markets.

EICHELBERG

         Our Eichelberg subsidiary produces private label sanitary fittings with their own specific designs, materials, technology and features for bathrooms and kitchens. Eichelberg sells its products mainly to German wholesalers who label these products with their own brands. As these products mainly target the lower-end segment of the sanitary products market, we have established a separate sales organization for their marketing so that we are able to broaden market coverage while avoiding dilution of the GROHE brand.

                               MARKETING AND SALES

         As of December 31, 2003 our global sales organization consisted of 1,099 employees, of which 330 were involved in logistics and services and 769 in sales activities. We sell our products in over 130 countries through 21 marketing subsidiaries, 12 branch offices and over 30 unaffiliated sales agents and distribution companies. We coordinate marketing and sales of all GROHE brand products at our headquarters in Hemer, which works together with regional division heads in order to ensure consistency in our brand strategy and advertising. Our specialty brands AQUA and ROTTER and our Eichelberg subsidiary have their own separate marketing and sales organization focused on their respective market segments. In order to motivate our sales force, some of their compensation is performance-based.

         We distribute our products almost exclusively through sanitary products wholesalers. Additionally, we sell a small portion of our products to original equipment manufacturers who integrate our products into their own systems. For example, such a manufacturer may use GROHE shower fittings in its shower systems. In selected markets we understand that wholesalers resell a small amount of our products to DIY outlets. Our top ten customers accounted for less than 30% of 2003 sales, with the largest customer representing approximately 6% of our sales in 2003. We enter into framework agreements with some of our customers pursuant to which we agree on volume discounts on an annual basis without imposing minimum purchase obligations. In addition, we have entered into agency agreements with independent sales agents inside and outside Germany under which we pay them commissions based on their sales.

         Our marketing and sales system is designed to reach all decision makers responsible for the purchase of water technology products through a variety of marketing, sales and services activities. Purchase decisions for our products generally depend on the type of water technology product and on the sector of its installation. Purchase decisions for products in private residential use are usually made by consumers on the advice of retailers, plumbers and architects. Architects and engineers generally make the purchase decisions for larger scale projects, although plumbers may later modify these decisions.

         A key element of our marketing strategy is to safeguard and enhance our GROHE brand by ensuring its consistency and global appeal. ARTICULATION is a product program that is designed to enhance the perception of the GROHE brand as one of superior quality and design and consists of special premium GROHE product offerings across our strategic product groups.

         Our marketing strategies generally follow a two-way approach based on the level of market penetration that we have achieved. In earlier stages of market penetration, we focus on encouraging sanitary products wholesalers to stock and sell our range of products. Marketing activities include special product promotions and discounts, logistical support, arranging showroom displays, training of showroom personnel and social events. With increasing market penetration, our marketing focus shifts toward generating demand for our products by plumbers, installers, architects, and consumers. Marketing activities targeted toward professional groups include support for project planning and other processes, product promotions, training related to new products and customer events. Marketing activities that we direct toward consumers include advertising campaigns in print media and television, sponsoring high-profile events, targeting the installation of GROHE brand products at prestigious locations, extensive after-sales services such as on-site repair teams, and the guaranteed long-term availability of spare parts.

                                   COMPETITION

         Although the global sanitary products market is fragmented with numerous local and regional suppliers, we have several major international competitors including American Standard Companies Inc., Geberit International AG, Kohler Corporation, Masco Corporation, Roca Radiadores S.A., Sanitec International AG, Toto Ltd. and Villeroy & Boch AG. In Europe, our leading competitors are American Standard and Masco in the sanitary fittings segment, Geberit in the sanitary technology segment and American Standard, Duscholux, Kohler, Masco, Roca, Sanitec and Villeroy & Boch in the bathroom equipment segment. The smaller manufacturers in Europe are generally specialists focusing on one segment and include Jacuzzi Brands, Inc. in bathroom equipment, Hansa Metallwerke AG and Kludi GmbH & Co. KG in sanitary fittings and Franz Viegener II GmbH & Co. KG in sanitary technology. Leading players in the United States include American Standard, Kohler, Masco (with the Delta brand) and Moen International, Inc. (Fortune Brands). Japanese companies such as Tostem Inax Holding Corporation and Toto Ltd. are the largest sanitary product suppliers in the Far East but have a small presence in Europe, while leading United States and European brands have a presence in selected Asian markets such as China.

                       RESEARCH AND DEVELOPMENT AND DESIGN

         We believe that constant product innovation is key to our future success. In 2003, we generated approximately 34% of our total revenues from products introduced since 2000.

         The main focus of our research and development activities is to create innovative products, improve and expand existing product lines, develop new components and features and modify our products to meet local requirements. The goal of our research and development activities also is to enhance standardization of components and thus help improve the efficiency of our production processes. One of our current projects is the standardization of component parts for thermostatic faucets, the number of which we expect to reduce from approximately 20 to about two or three, while still keeping our full range of thermostats.

         Our design activities attempt to shape the basic look and features of our products so that they are easily and universally recognized as GROHE brand products. We constantly monitor the market for new styles and trends and integrate these developments into our own product lines. We are a member of several German design associations which serve as a forum for discussion and communication. We received several design awards for our products in 2003 such as the design award of the Industrieforum Hannover for the Zedra stainless steel kitchen faucet, the "red dot" design award of the Design Center North Rhine Westphalia for the Movario handheld shower and shower set. We established a design center in Hemer in 1996 in order to concentrate our design expertise and employees at one location. The design center also sponsors events where architects and other industry participants can discuss the latest design trends and developments in the sanitary products industry. Our design center is near our central research and development facility and our manufacturing plant in order to encourage coordination among all of these functions. Our design and central research and development facilities had 116 employees as of December 31, 2003.

         We also operate five local research and development facilities, three of which are located in Germany, one in Canada and one in Japan. These local facilities had 77 employees as of December 31, 2003, conduct research aimed at complying with increasingly stringent regulatory water standards in many countries and work in close coordination with our central research and development facility. We plan to centralize the management of our strategic product groups, our German-based design functions, including our existing design center and our employees involved in the research and development process in a new Innovation and Design center to be located in Hemer.

                                  MANUFACTURING

         Five of our production facilities, Hemer, Lahr, Porta Westfalica, Herzberg and Ludwigsfelde, are located in Germany. We have additional production sites in Portugal, Thailand and Canada as well as an assembly plant in China. In 2003, the five German manufacturing sites accounted for 90% of our total volume output and employed 84% of our manufacturing employees. The primary focus of our production is on brass sanitary fittings in Hemer, plastic shower heads and high-end surface treatments in Lahr and sanitary systems in Porta Westfalica.

         The production process for faucets generally can be divided into five main steps. These steps are (1) casting of (2) milling, (3) grinding and polishing, (4) surface finishing and (5) assembly. We conduct all five steps ourselves and therefore maintain a high level of control over the production process. Our faucets typically have a brass body made from cast or forged parts. We cast faucets in complex processes often involving production robots and use permanent metal molds for the basic body and silica sand cores for the internal structure. After the parts have been milled, grinding and polishing processes prepare the piece for surface finishing, which is mostly done through galvanization and, in some instances, through procedures like physical vapor deposition. The assembly of major parts and components, such as valves, single-lever cartridges and thermostats, is highly automated. Depending on the production lot size, the final assembly of fittings is done either on manual assembly lines or in semi-automated assembly groups. We produce the cartridges that allow for the adjustment of temperature and water flow in our single-lever faucets ourselves and use specially ground, highly durable, ceramic discs as internal components. We subcontract non-essential production parts with relatively lower production complexity and smaller production lot size to better manage our production capacity. We use our central melting furnaces at our plants in Hemer and Lahr partly to substitute brass chips and scrap brass, which are waste-products in our production process, for more costly brass ingots.

         In 2002, we launched our international manufacturing strategy to focus each of our plants on specific products and production activities, improve our production cost competitiveness and reduce our foreign currency exposure.

         Major aspects of our international manufacturing strategy include the following measures and planned initiatives:

o In 2003, we closed our production facilities in Iserlohn, Haldensleben and Berlin and transferred their operations to our other existing German plants.

o In March 2004, we completed the process of shifting the assembly of our Zedra and Alira kitchen faucet lines and the assembly of our stainless steel kitchen faucets from Hemer to Canada. In addition, we plan to expand further our production activities in Canada and to shift surface finishing activities for stainless steel kitchen faucets from Hemer to Canada.

o We are currently concentrating our foundry activities in Hemer, Portugal and Thailand and plan to close our foundry activities in Lahr, Germany, by 2005.

o We plan to increase our production activities in Portugal considerably and began construction of additional facilities there in December 2003.

o We plan to increase our production activities in Thailand considerably and to use parts from the increased production to supply our assembly plant in China and other assembly units that we may establish in the Far East.

         All our major production facilities and corporate offices are certified according to ISO 9001. Continuous improvement of production processes and the inspection of products at various stages of the production process are important aspects of our quality management system.

               PURCHASE OF PRODUCTION AND NON-PRODUCTION MATERIALS

         We organize the purchase of production and non-production materials at our headquarters in Hemer. Our central purchasing department in Hemer is responsible for the purchase of all production and non production materials, including services and capital expenditures, for our factories in Hemer, Lahr, Porta Westfalica and Herzberg and for the overall coordination of the purchase process, selection and organization of suppliers and cost management across all plants, locations and subsidiaries. In addition, the domestic specialty brands AQUA and ROTTER and our international plants have local employees who are responsible for the purchase of raw materials and components for their plants and who coordinate all purchasing activities with our Hemer headquarters.

         In 2003, our ten largest suppliers represented approximately 13.6% of cost of sales. We have longstanding relationships with most of our suppliers. We currently purchase the majority of our production materials, including raw materials and components from German suppliers. Pursuant to our international manufacturing strategy and the planned increase of our production activities outside of Germany, we also plan to increase our purchases from international suppliers. Simultaneously, we plan to reduce the overall number of our suppliers and to make increasing use of e-procurement through our new SAP R/3 information technology system.

         We generally purchase our production and non production materials from multiple sources. For a large portion of our purchasing volume, we enter into framework agreements with our suppliers in which products, quality standards, terms and prices are specified. Such framework agreements typically have a 12 to 18 month term. Our main production resources are thermoplastics and rubber parts as well as brass and parts made from brass. In 2003, production material accounted for 50.0% of our cost of sales, and non production material accounted for 31.6% of our cost of sales. Thermoplastic and rubber parts accounted for approximately 8.1%, while parts made from brass and brass as raw material accounted for approximately 14% of our cost of sales in 2003. Brass prices generally fluctuate based on supply and demand for copper and zinc as well as general economic conditions. For example, in 2003 prices for brass scrap varied by approximately 13%. We enter into long-term forward purchase contracts with suppliers of brass and other raw materials. Our largest supplier, from which we purchase zinc parts, accounted for 3.0% of our costs of sales in 2003. We purchase mousseurs, faucet fittings to aerate water, exclusively from one supplier, who also supplies many other fittings manufacturers with mousseurs. These mousseurs, which we use for all our faucets, have been developed by our supplier pursuant to our specific requirements and are protected by a patent of our supplier.

                              INTELLECTUAL PROPERTY

         As of December 31, 2003, we had approximately 830 registered trademarks worldwide. These trademarks protect the word GROHE, the GROHE logo, many individual product names and related logos in more than 50 countries. Our most important trademarks are those that include the word GROHE or the GROHE logo. Our trademarks and trade mark applications containing the word "GROHE" are pledged to banks, as described in more detail in the section "Business - Material Contracts - Security ". In 1992, we entered into a delineation agreement with Hans Grohe GmbH & Co. KG. This agreement states that we may use the designations "Grohe" and "GROHE", and Hans Grohe GmbH & Co. KG may use designations combining the words "Hans" and "Grohe", such as in "hansgrohe".

         We have a policy of protecting our inventions and innovations by filing intellectual property applications. As of December 31, 2003, we owned approximately 4,500 registered patents, utility models and registered designs, which are primarily registered in Germany and also in Europe, North America and the Far East. We only use a limited number of these patents and utility models in the production process. However, we maintain the other patents to serve as a barrier to our competitors.

         We are not aware of any legal proceedings that have been brought against us for infringement of a patent or trademark or of any proceedings brought against any of our patents that could have a significant adverse effect on our business if we were not successful in such proceedings. However, over the past three years, we have encountered an increasing number of instances of product piracy, particularly in the Middle and Far East, where our patent protection is less effective than in industrialized countries, and also in Europe. In the cases of product piracy, we have taken action to assert our intellectual property rights and to cooperate with the local authorities.

         Except for software licenses, which we have from software suppliers such as SAP and our agreement with Hans Grohe GmbH & Co. KG discussed above, we have not entered into any license agreements regarding intellectual property rights, neither as licensor nor as licensee, that are material for our business.

                              ENVIRONMENTAL MATTERS

         Over the past several years, we have completed environmental assessments of each of our production facilities, which included investigations into soil and groundwater quality. As a result of these assessments, we have taken remedial action on two of our manufacturing sites and have commenced or are about to commence such activities on three of our other sites. We currently do not expect that any remedial action will be necessary on our remaining sites.

         We believe that these environmental assessments and intensive site audits, followed by the appropriate improvement measures that we conducted in the course of implementing the environmental management system in accordance with ISO 14001, have significantly reduced our exposure to environmental risks such as clean up costs and government actions. We provide reserves for the costs of carrying out clean-up measures in our financial statements when it is probable that such activities will be necessary and we can reasonably estimate the costs. Provisions for clean-up measures amounted to EUR24 thousand and EUR100 thousand at December 31, 2003 and 2002, respectively.

         Our group-wide environmental management system is currently being certified in accordance with ISO 14001.

4.C.     ORGANIZATIONAL STRUCTURE

         We are a holding company and do not directly conduct any business operations. Our operations are carried out by our primary operating subsidiary, Grohe Water Technology, and by several of its subsidiaries.

         To streamline our organizational and corporate structure, we merged our German production subsidiaries Grohe Thermostat GmbH & Co. KG and Herzberger Armaturen GmbH & Co. KG into our main operating subsidiary Friedrich Grohe AG & Co. KG, now Grohe Water Technology, as of January 1, 2003. Grohe Thermostat GmbH & Co. KG and Herzberger Armaturen GmbH & Co. KG were wholly-owned subsidiaries of Friedrich Grohe AG & Co. KG before the merger into Friedrich Grohe AG & Co. KG. Accordingly, this merger has no impact on our consolidated financial statements except for the related expenses which are recognized in the consolidated statement of income. As of January 1, 2004, we also merged our subsidiary Rotter GmbH & Co. KG with Aqua Butzke GmbH to form the subsidiary AQUA Rotter GmbH.

         The following diagram shows our corporate structure as of April 28, 2004.









                                [GRAPHIC OMITTED]









----------
(1) Grohe Consult GmbH has only a registered liability for Grohe Beteiligungs of EUR1.00 and no interest in Grohe Beteiligungs. Grohe Geschaftsfuehrungs AG has only a nominal interest in Grohe Water Technology of approximately .0001%.

The following is a list of the subsidiaries of Grohe AG as of April 16, 2004.

----------------------------------------------------------------------- --------------------- ---------------
                                                                                                  GROHE
                                                                             COUNTRY OF         OWNERSHIP
SUBSIDIARY                                                                 INCORPORATION         INTEREST
----------------------------------------------------------------------- --------------------- ---------------
Grohe Consult GmbH, Hemer.........................................            Germany              100.0
----------------------------------------------------------------------- --------------------- ---------------
Grohe Beteiligungs AG & Co. KG, Hemer.............................            Germany              100.0
----------------------------------------------------------------------- --------------------- ---------------
Grohe Geschaftsfuehrungs AG, Hemer................................            Germany              100.0
----------------------------------------------------------------------- --------------------- ---------------
Grohe Water Technology AG & Co. KG, Hemer.........................            Germany               99.7
----------------------------------------------------------------------- --------------------- ---------------
DAL GmbH & Co. KG, Porta Westfalica...............................            Germany               99.7
----------------------------------------------------------------------- --------------------- ---------------
AQERO Vertriebs GmbH, Ludwigsfelde................................            Germany               99.7
----------------------------------------------------------------------- --------------------- ---------------
GROHEDAL Sanitarsysteme GmbH & Co. KG,
  Porta Westfalica................................................            Germany               99.7
----------------------------------------------------------------------- --------------------- ---------------
DAL Sanitartechnologie GmbH, Zwochau..............................            Germany               99.7
----------------------------------------------------------------------- --------------------- ---------------
Eggemann Armaturenfabrik GmbH & Co. KG, Iserlohn..................            Germany               99.7
----------------------------------------------------------------------- --------------------- ---------------
Grohe International GmbH, Hemer...................................            Germany               99.7
----------------------------------------------------------------------- --------------------- ---------------
Grohe Nederland B.V., Zoetermeer..................................          Netherlands             99.7
----------------------------------------------------------------------- --------------------- ---------------
Grohe America, Inc., Bloomingdale, Illinois.......................              USA                 99.7
----------------------------------------------------------------------- --------------------- ---------------
Grohe Canada, Inc., Mississauga...................................             Canada               99.7
----------------------------------------------------------------------- --------------------- ---------------
Grohe Espana, S.A., Barcelona.....................................             Spain                99.7
----------------------------------------------------------------------- --------------------- ---------------
Grohe Ltd., Barking...............................................         Great Britain            99.7
----------------------------------------------------------------------- --------------------- ---------------
Grohe Verwaltungs-GmbH, Hemer.....................................            Germany               99.7
----------------------------------------------------------------------- --------------------- ---------------
Schmoele GmbH & Co. KG, Menden....................................            Germany               99.7
----------------------------------------------------------------------- --------------------- ---------------
H.D.  Eichelberg & Co. GmbH, Menden...............................            Germany               99.7
----------------------------------------------------------------------- --------------------- ---------------
AQUA Rotter GmbH, Ludwigsfelde....................................            Germany               99.1
----------------------------------------------------------------------- --------------------- ---------------
Carl Sandmann GmbH, Iserlohn......................................            Germany               99.1
----------------------------------------------------------------------- --------------------- ---------------
Kurt Baege GmbH, Berlin                                                       Germany               99.1
----------------------------------------------------------------------- --------------------- ---------------
Rotter Verwaltungsgesellschaft mbH, Berlin........................            Germany               99.1
----------------------------------------------------------------------- --------------------- ---------------
Grohe Gesellschaft mbH, Wien .....................................            Austria               99.7
----------------------------------------------------------------------- --------------------- ---------------
Grohe Hungary Kft., Budaoers .....................................            Hungary               99.7
----------------------------------------------------------------------- --------------------- ---------------
Grohe S.A.R.L., Issy-les-Moulineaux ..............................             France               99.7
----------------------------------------------------------------------- --------------------- ---------------
Grohe S.p.A., Cambiago ...........................................             Italy                99.7
----------------------------------------------------------------------- --------------------- ---------------
Grohe N.V., Winksele..............................................            Belgium               99.7
----------------------------------------------------------------------- --------------------- ---------------
Grohe Japan K.K., Tokyo ..........................................             Japan                99.7
----------------------------------------------------------------------- --------------------- ---------------
Grohe A/S, Vaerloese..............................................            Denmark               99.8
----------------------------------------------------------------------- --------------------- ---------------
Grohe Pacific Pte.  Ltd., Singapore ..............................           Singapore              99.7
----------------------------------------------------------------------- --------------------- ---------------
Tempress Ltd., Mississauga .......................................             Canada               99.7
----------------------------------------------------------------------- --------------------- ---------------
Grohe Polska Sp.zo.o. Warsaw......................................             Poland               99.7
----------------------------------------------------------------------- --------------------- ---------------
Grohe Switzerland S.A., Wallisellen ..............................          Switzerland             99.7
----------------------------------------------------------------------- --------------------- ---------------
Grohe Deutschland Vertriebs GmbH, Porta Westfalica................            Germany               99.7
----------------------------------------------------------------------- --------------------- ---------------
Grohe Portugal, Componentes Sanitarios, Lda.,
  Albergaria-a-Velha..............................................            Portugal              99.7
----------------------------------------------------------------------- --------------------- ---------------
Grohe Siam Ltd., Klaeng...........................................            Thailand              73.8
----------------------------------------------------------------------- --------------------- ---------------
Grome Marketing (Cyprus) Ltd., Nicosia............................             Cyprus               49.9
----------------------------------------------------------------------- --------------------- ---------------
Grome Ltd., Istanbul..............................................             Turkey               49.9
----------------------------------------------------------------------- --------------------- ---------------
Grohe (Shanghai) Sanitary Products Co. Ltd., Shanghai.............             China                99.7
----------------------------------------------------------------------- --------------------- ---------------
Grohe limited liability company, Moscow...........................             Russia               99.7
----------------------------------------------------------------------- --------------------- ---------------

4.D.     PROPERTY, PLANT AND EQUIPMENT

         We own all of our major production facilities and some of our office space. In addition, we lease administrative, technical and sales office space in various locations in the countries in which we operate. The location, type of plant and approximate size of our principal premises are set out in the following table.

                                                                                APPROXIMATE SIZE
LOCATION                    USE                                            (IN THOUSAND SQUARE METERS)
--------                    ---                                            ---------------------------
Hemer, Germany              Headquarters                                               2.3
(HAUPTSTRASSE 137)

Hemer, Germany              Bathroom and special fittings,                            186.4
(INDUSTRIEPARK EDELBURG)    thermostats and components, production,
                            administration

Lahr, Germany               Designer faucets, showerheads, kitchen                    119.4
                            faucets, thermostats and faucets with
                            special colored surfaces, focus on
                            surface finishing and assembly

Porta Westfalica, Germany   Production of sanitary systems and                        83.3
                            plastic components assembly

Porta Westfalica, Germany   Production of sanitary systems and                        40.7
                            plastic components, assembly

Herzberg, Germany           Production of shower systems, surface                     63.0
                            finishing and assembly

Ludwigsfelde, Germany       Production of products sold under the                     33.8
                            AQUA and ROTTER brands

Haldensleben, Germany       Not used, sale intended                                   63.5

Iserlohn, Germany           Not used, sale intended                                   36.3

Berlin, Germany             Not used, sold in March 2002 but not yet                   9.5
(RITTERSTRASSE)             transferred

Berlin, Germany             Office space                                               5.0
(SOLTAUER STRASSE)

Menden, Germany             Office space, data processing center                      14.1

Schwerin, Germany           Not used, sale intended                                    7.0

Zwochau, Germany            Leased to third parties                                   10.8

Albergaria-a-Velha,         Bathroom fittings, production activities                  54.0
Portugal

Klaeng District, Rayong     Production of bathroom fittings for the                   23.1
Province, Thailand          Asian market and components for the
                            European plants

Mississauga, Ontario,       Assembly of pressure balance valves,                      15.9
Canada                      American style faucets and stainless
                            steel kitchen faucets

Shanghai, China             Assembly of bathroom and kitchen faucets                  1.64

         Most of our German property is pledged to banks to secure our senior credit facility, which is described in more detail in Item 10.C. "Material Contracts - Senior Credit Facility", below. Additionally, some of our subsidiaries have pledged their property to secure bank loans. Our properties are also encumbered with customary easements.

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

         THE FOLLOWING DISCUSSION AND ANALYSIS IS BASED ON HISTORICAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001, WHICH WE PREPARED IN ACCORDANCE WITH US GAAP.

         ALL REFERENCES TO EURO IN THE FOLLOWING DISCUSSION ARE IN THOUSANDS EXCEPT WHERE STATED.

                                    Overview

         We believe that we are Europe's largest and one of the world's leading manufacturers of sanitary fittings in terms of sales based on a report by Consult GB for the year 2002 and publicly available reports of our competitors. Focusing on the medium and high-end segments of the sanitary products market, we hold leading market positions in Germany, France, Italy, the Benelux countries, Austria, Russia and many Middle Eastern countries. We believe we are a leader in the so-called European-style fittings segment in many overseas markets, including the United States and Japan. Under our "water technology" approach, we provide a full range of products for the handling of water at all delivery points in bathrooms and kitchens, including faucets, showerheads and other sanitary fittings, shower systems, and flushing and installation systems.

         We are based in Hemer, Germany and operate nine manufacturing sites in Germany, Portugal, Canada, Thailand and China. We sell our products in over 130 countries through 21 sales subsidiaries, 12 branch offices and more than 30 unaffiliated sales agent companies. In 2003, we generated sales of EUR884.8 million. As of December 31, 2003, we had 5,833 employees.

         We sell most of our products worldwide and segment our business into the geographic regions: "Germany and direct exports", "European subsidiaries" and "Overseas subsidiaries". We organize our innovation activities in five strategic product groups. These groups include Designer Faucets and Accessories, Bathroom and Special Fittings, Showers and Shower Systems, SanitarySystems and Kitchen Faucets. In addition, we also offer specialty brands that target specific categories of customers such as special fittings adapted to the specific requirements of public, commercial, industrial and institutional applications and sanitary fittings for the private label business. We generate over 90% of our sales from products marketed under the GROHE brand.

         As about 70% of our business is related to renovation and replacement activities and only about 30% to new construction, the impact of the strength of the construction industry on our business is limited. Important reasons for growth in our industry include the increase in the number of households and the number of bathrooms per household, the trends towards installing showers in addition to bathtubs, consumers' emphasis on design and style, convenience, wellness, water and energy savings, increasing renovation needs of older buildings and growing demand from emerging markets. Factors contributing to our gains in market share and margins include GROHE brand status, our broad range of water technology products with high quality and design appeal that we can market around the globe, continuous introduction of attractive mass market innovations, our highly efficient production system and our experienced and well-coordinated global distribution network.

FORMATION OF GROHE AKTIENGESELLSCHAFT

         Grohe AG was formed in 2003 by the conversion of Grohe Holding into a German stock corporation (AKTIENGESELLSCHAFT), under the name GROHE Aktiengesellschaft. As a result of this conversion, we now are registered as a stock corporation under the laws of Germany.

         Grohe Holding, the predecessor of Grohe AG, was formed in 1999 and acquired 96.9% of Friedrich Grohe AG in that year. In 2000, subsequent to the acquisition, Friedrich Grohe AG was converted from a stock corporation into a limited partnership carrying on business under the name Friedrich Grohe AG & Co. KG. On August 28, 2003, Friedrich Grohe AG & Co. KG changed its name to Grohe Water Technology AG & Co. KG. As of December 31, 2003, Grohe AG owned 99.7% of Grohe Water Technology.

         Since the date of the acquisition of Friedrich Grohe AG, our consolidated earnings have been affected by interest on the acquisition financing and by charges for amortization of goodwill, tradename and depreciation of the fair value step-up of fixed assets. Since January 1, 2002, we have not recognized goodwill amortization in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets". Due to the change in tax status from the conversion of Friedrich Grohe AG and five of our other subsidiaries from corporations into limited partnerships, certain expenses for amortization and depreciation are tax-deductible in Germany. The change in financial accounting for goodwill does not have an impact on the amortization of goodwill for tax purposes.

         In March and April 2003 we refinanced our existing senior credit facility and partially repaid loans from related parties and shareholders with the proceeds of a new senior credit facility. These refinancing transactions are described in detail below under Item 5.B. "Liquidity and Capital Resources -- Refinancing of debt in March and April 2003".

                          CRITICAL ACCOUNTING POLICIES

         We prepare our financial statements in accordance with US GAAP. US GAAP requires us to make estimates and assumptions which underlie the preparation of our financial statements. These estimates and assumptions, and the accounting methods that we select, affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We regularly review our estimates and assumptions underlying the reported amounts, which are based on historical experience and on various other factors and assumptions which results could differ from those estimates. For a summary of our significant accounting policies, please refer to note 2 to our consolidated financial statements. We believe that the following critical accounting policies are affected by significant judgments and estimates that we use in preparing our consolidated financial statements. You should consider the related judgments and uncertainties affecting the application of these policies when evaluating our results of operations and our financial condition.

ACCOUNTING FOR GOODWILL

         We adopted the provisions of SFAS No. 142 as of January 1, 2002. SFAS No. 142 prohibits the scheduled amortization of goodwill. Goodwill is tested for impairment at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more likely than not result in impairment. Under SFAS No. 142, goodwill is assessed for impairment by using a fair value based method. We determine fair value by utilizing discounted cash flows. The estimate of free cash flows is based on our expectations about the future economic development of our business segments and requires significant assumptions about economic conditions, demand and pricing of our products and costs. As of January 1, 2002, we stopped amortizing goodwill in accordance with SFAS No. 142 and performed the required transitional impairment test. Neither the required transitional assessment nor the subsequent annual goodwill impairment tests as of July 1, 2002 and 2003 indicated an impairment of goodwill for any of our reporting units. An adverse development of operations in any of our reporting units or in the business environment in which the reporting units operate could require us to revise our expectations about future free cash flows on which the computation of fair value is based. In that case, there may be an impairment charge in future periods that could affect our operating income and financial position significantly.

         Since we ceased amortizing goodwill as of January 1, 2002 due to the changes in the accounting principles described above, our results for the years ended December 31, 2003 and 2002 are not directly comparable with our results for the year ended December 31, 2001. Taking into account income tax effects of EUR5,105, our net loss would have improved by EUR30,653 to a net income of EUR540 for the year ended December 31, 2001, if SFAS No. 142 had been in effect in that year.

IMPAIRMENT OF OTHER LONG-LIVED ASSETS

         SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", requires us to recognize an impairment loss when the carrying amount of long-lived assets to be held and used is not recoverable from their expected undiscounted future cash flows. SFAS No. 144 requires all long-lived assets to be disposed of by sale to be recorded at the lower of their carrying amount or fair value less cost to sell and to cease depreciation or amortization. We evaluate the recoverability of the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. In 2002 management approved a new international manufacturing strategy. One element of the new manufacturing strategy is to centralize production of some smaller plants at our larger facilities. We have tested for impairment in accordance with SFAS No. 144 three properties that we will no longer use for production. As of December 31, 2003 we classified one of the properties as held for sale and two of the properties as held and used, as we still use these two properties to some extent, and SFAS No. 144 does not allow classification of these properties as held for sale until they are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets. We recorded an impairment loss of EUR2,328 on two of the properties in the year 2002. We determined the fair values of these properties on the basis of independent appraisals.

ACCOUNTING FOR INCOME TAXES

         We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". In accordance with SFAS No. 109, deferred taxes are provided for temporary differences between the respective accounting and tax base of assets and liabilities as well as for net operating loss carryforwards. We reduce our net deferred tax assets by a valuation allowance if it is more likely than not, that some portion or all of the deferred tax asset will not be realized within the next three years. Our estimate of deferred tax assets that we expect to realize within the next three years is based on our financial planning.

Depending upon changes in tax laws or our expectations about financial results of the respective Group companies, our estimate of realizable assets may change, and accordingly the valuation allowance may increase or decrease.

         We realized, and continue to realize, tax benefits from the conversion of Friedrich Grohe AG and of five subsidiaries from corporations into limited partnerships. These benefits relate primarily to increases in the tax base of certain assets for amortization and depreciation purposes. The tax benefits for 1999 and 2000 are currently subject to a tax audit by German tax authorities for the years 1997 to 2000. This tax audit is expected to be finalized in 2004, and we have incorporated the results of this tax audit in our 2003 financial statements to the extent we reached agreement with the tax authorities by the end of March 2004. The results of this tax audit did not have a significant impact on our consolidated financial statements. While we cannot predict the ultimate results of this currently ongoing and of further tax audits with certainty, we believe that the examinations will not have a material adverse effect on our consolidated financial conditions or results of operations.

PENSION AND SIMILAR OBLIGATIONS

         We maintain unfunded pension plans covering substantially all our German employees hired before January 1, 2001. As of that date, new employees are not entitled to participate in these plans. The plans provide for the payment of retirement benefits and certain disability and survivor benefits. Generally, the benefits payable are determined on the basis of an employee's length of service, earnings and ranking. In addition, we maintain funded pension plans for our employees in the United States and in the United Kingdom.

         We base the actuarial computations of pension liabilities that we recognize in our consolidated balance sheets for our pension plans on assumptions about discount rates, rates of compensation increase, increases in the social security ceiling, increases in the cost of living, mortality rates and retirement rates. We generally base our actuarial assumptions on past experience and assumptions widely accepted in the actuarial profession. However, actuarial experience and market developments might require us to change our actuarial assumptions in the future. Changes in actuarial assumptions can have a significant impact on the projected benefit obligation which amounted to EUR181,586 as of December 31, 2003. For instance, a reduction in the discount rate would result in a significant increase in the projected benefit obligation. While we used a weighted average discount rate of 6.0% to measure our projected benefit obligation at year end 2001, we used a weighted average discount rate of 5.5% at year end 2002 and of 5.3% at year end 2003. In accordance with SFAS No. 87, "Employers accounting for Pensions", we select the discount rate to reflect the rate at which we believe our pension obligations could be effectively settled. The reduction of the discount rate from 6% in 2001 to 5.3% in 2003 reflects the general decline in interest rates in the capital markets. This change, as well as the other changes in actuarial assumptions, resulted in actuarial losses of EUR7,523 in 2002 and of EUR3,168 in 2003.

         In accordance with SFAS No. 87, we defer gains and losses resulting from changes in actuarial assumptions. Our total unrecognized actuarial losses at December 31, 2003 amounted to EUR16,635. We amortize any unrecognized gain or loss as a component of our net periodic pension cost for a year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of a plan's assets. If amortization is required, the amount of amortization that we recognize is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan. Our total net periodic pension costs for 2003, 2002 and 2001 amounted to EUR15,048, EUR14,342 and EUR8,634, respectively. In 2001, net periodic pension cost included a one-time curtailment gain of EUR5,358. Excluding this one-time gain, our net periodic pension cost for 2001 would have been EUR13,992. Service cost that we included in net periodic pension cost amounted to EUR5,656, EUR5,196 and EUR5,366 in 2003, 2002 and 2001, respectively. Interest cost that we included in net periodic pension cost amounted to EUR9,418, EUR9,274 and EUR8,917 for 2003, 2002, and 2001, respectively.

CONTINGENCIES

         We recognize accrued liabilities for contingencies when we incur an obligation to a third party, the payment is probable, and we reasonably can estimate the amount of the liability.

         We provide accruals for warranty obligations primarily based on past experience. Actual warranty expenses may differ from our estimates and result in higher or lower charges in the future for warranty claims.

         Minority shareholders who opposed the shareholder resolution to convert Friedrich Grohe AG into a limited partnership in 2000 were entitled to a mandatory cash settlement offer. However, some minority shareholders are seeking to have the amount of this cash settlement offer examined in an arbitration procedure. If the court determines that a higher amount is payable, this determination would apply to 50,195 former shares of minority shareholders with a nominal value of DM 50 (EUR25.56). At the current stage of arbitration, it appears that a higher cash settlement amount may be set which could amount to EUR511.28 per share compared to the EUR330.20 that we actually paid per each share. If required, this additional cash payment would be deemed additional acquisition costs for these Friedrich Grohe AG shares and, consequently, would require us to recognize additional goodwill.

         We believe that our environmental remediation activities in the past three years have significantly reduced environmental risks. We are currently not aware of environmental risks that would result in significant expenses for required remediation activities. However, we are not in a position to estimate total maximum possible remediation costs due to changes in environmental laws, uncertainties surrounding the nature and application of environmental regulations, and the possible discovery of previously unidentified contamination. Refer to Item 4.B. "Business Overview -- Environmental Matters" above. Please also refer to note 16 of our consolidated financial statements.

5.A.     OPERATING RESULTS

         We sell most of our products worldwide. As a result, our management divides our business into segments based on the following geographic regions.

o Germany and direct exports. This segment comprises our activities in Germany and direct exports to foreign customers mainly in Eastern Europe and the Middle East through our German subsidiary, Grohe Water Technology.

o European subsidiaries. This segment comprises our activities in Europe outside Germany where we have subsidiaries.

o Overseas subsidiaries. This segment comprises our activities outside Europe where we have subsidiaries.

         We generate more than 90% of our sales from products under the GROHE brand. We have organized our GROHE brand products into the following five strategic product groups that focus on the development and innovation process as well as the management of the product lifecycle and supplement our organizational structure:

o GROHE Designer Faucets & Accessories. This strategic product group consists of style-oriented, high-end bathroom faucets and accessories such as towel bars and soap dispensers.

o GROHE Bathroom and Special Fittings. This strategic product group consists of a broad range of bathroom faucets and special fittings that target customers who place high priority on performance and durability.

o GROHE Showers & Shower Systems. This strategic product group consists of a broad range of shower products such as hand-held and wall mounted showerheads, shower bars, shower hoses, shower panels and innovative shower systems.

o GROHE SanitarySystems. This strategic product group consists of conventional and electronic flushing systems for toilets and urinals as well as installation systems used in bathroom construction.

o GROHE Kitchen Faucets. This strategic product group consists of single lever and two-handle faucets for kitchen use.

         In addition to these strategic product groups, we also offer specialty brands that target specific categories of customers. Under our AQUA and ROTTER brands, we offer special fittings, water management systems and other products adapted to the specific requirements of public, commercial, industrial and institutional applications. Through our German subsidiary H.D. Eichelberg & Co. GmbH, we also offer sanitary fittings to wholesale customers who label these products with their own brand.

SALES

                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------
      CONSOLIDATED SALES BY SEGMENT                 2003                  2002                  2001
                                                    ----                  ----                  ----
                                              In EUR   Percentage    In EUR  Percentage    In EUR  Percentage
                                              ------   ----------    ------  ----------    ------  ----------
Germany and direct exports....................342,087     38.7      346,067     38.5      356,227     40.4
European subsidiaries.........................380,322     43.0      370,612     41.3      357,232     40.6
Overseas subsidiaries.........................162,347     18.3      181,583     20.2      167,322     19.0
                                              -------    -----      -------    -----      -------    -----
Total.........................................884,756    100.0      898,262    100.0      880,781    100.0
                                              =======    =====      =======    =====      =======    =====

         Sales of our Germany and direct exports segment include direct export sales from Germany to foreign customers mainly in Eastern Europe and the Middle East. In the following table we have allocated these sales, along with the sales from our European subsidiaries and Overseas subsidiaries segment, to the various regional markets in order to present our consolidated sales by region:

                                                                 YEAR ENDED DECEMBER 31,
                                                                 -----------------------
       CONSOLIDATED SALES BY REGION                 2003                  2002                  2001
                                                    ----                  ----                  ----
                                               In EUR  Percentage    In EUR  Percentage    In EUR  Percentage
                                               ------  ----------    ------  ----------    ------  ----------
Germany.......................................215,352     24.4      225,939     25.2      245,382     27.9
Europe (excluding Germany)....................449,892     50.8      433,047     48.2      410,615     46.6
Overseas......................................219,512     24.8      239,276     26.6      224,784     25.5
         North America........................116,115     13.1      126,762     14.1      114,128     13.0
         Far East............................. 45,293      5.1       54,195      6.0       52,370      5.9
         Rest of world........................ 58,104      6.6       58,319      6.5       58,286      6.6
                                              -------    -----      -------    -----      -------    -----
Total.........................................884,756    100.0      898,262    100.0      880,781    100.0
                                              =======    =====      =======    =====      =======    =====

         Our total sales decreased by EUR13,506 or 1.5% from EUR898,262 in 2002 to EUR884,756 in 2003. We attribute this decrease in total sales to unfavorable currency fluctuations of EUR36,176 or 4.0%, due to sales in currencies other than the Euro, notwithstanding an increase in sales volume of a total of EUR15,224 or 1.7% and an increase in sales prices of EUR7,446 or 0.8%.

         Total sales in our Germany and direct exports segment decreased by EUR3,980 or 1.2% from EUR346,067 in 2002 to EUR342,087 in 2003. Our total sales in Germany decreased by EUR10,587 or 4.7% from EUR225,939 in 2002 to EUR215,352 in 2003. In Germany, the sanitary industry continued to suffer from the persistently weak domestic economy. However, as we estimate that the German sanitary products market declined by approximately 5% in 2003, in Germany we performed slightly better than the market.

         Direct exports increased from EUR120,128 in 2002 to EUR126,735 in 2003. This increase was largely due to an increase in direct exports to Eastern Europe by EUR6,342 or 12.6% from EUR50,291 in 2002 to EUR56,633 in 2003. Total sales in Eastern Europe, including sales by our European subsidiaries, increased by EUR6,506 or 12.2% from EUR53,482 in 2002 to EUR59,988 in 2003. Direct exports to the Middle East decreased slightly by EUR498 to EUR56,286 in 2003 as volume growth was more than offset by unfavorable currency fluctuations of EUR5,527.

         Total sales in our European subsidiaries segment increased by EUR9,710 or 2.6% from EUR370,612 in 2002 to EUR380,322 in 2003. We attribute this increase primarily to:

o sales increases in France of EUR4,251 or 4.5% from EUR93,758 in 2002 to EUR98,009 in 2003;

o sales increases in Italy of EUR1,665 or 3.2% from EUR52,511 in 2002 to EUR54,176 in 2003;

o sales increases in Spain of EUR3,376 or 7.2% from EUR46,985 in 2002 to EUR50,361 in 2003;

o sales increases in Austria of EUR566 or 2.6% from EUR22,144 in 2002 to EUR22,710 in 2003;

o sales decreases in the United Kingdom of EUR1,581 or 6.4% from EUR24,836 in 2002 to EUR23,255 in 2003, primarily due to the weak British Pound compared to the Euro;

o stable sales in the Netherlands, where sales amounted to EUR68,899 in 2003 compared to EUR69,285 in 2002; and

o relatively stable sales in Belgium, where sales amounted to EUR36,669 in 2003 compared to EUR35,755 in 2002.

         Including direct exports to European markets of EUR69,570 in 2003, our total sales in Europe, excluding Germany, increased by EUR16,845 or 3.9% from EUR433,047 in 2002 to EUR449,892 in 2003.

         Total sales in our overseas subsidiaries segment decreased by EUR19,236 or 10.6% from EUR181,583 in 2002 to EUR162,347 in 2003. We attribute this decrease to decreases in sales in:

o the United States by EUR11,633 or 9.8% from EUR118,256 in 2002 to EUR106,623 in 2003. Sales in this period were strongly impacted by unfavorable foreign currency fluctuations of EUR21,128;

o the Far East, excluding Japan, by EUR2,440 or 7.4% from EUR32,935 in 2002 to EUR30,495 in 2003, due in large part to unfavorable currency fluctuations of EUR4,965; and

o        Japan, by EUR6,462 or 30.4% from EUR21,260 in 2002 to EUR14,798 in 2003 which decrease we attribute to continuous weak economic conditions in Japan as well as unfavorable currency fluctuations of EUR1,694.

         Sales in overseas markets, including direct exports from Germany of EUR57,165 in 2003, decreased by EUR19,764 or 8.3% from EUR239,276 in 2002 to EUR219,512 in 2003.

         Our total sales increased by EUR17,481 or 2.0% from EUR880,781 in 2001 to EUR898,262 in 2002. We attribute this growth in total sales to an increase in sales volume of a total of EUR24,561 or 2.8% and an increase in sales prices of EUR6,250 or 0.7% partly offset by unfavorable currency fluctuations of EUR13,330 or 1.5%, due to sales in currencies other than the euro.

         Total sales in our Germany and direct exports segment decreased by EUR10,160 or 2.9% from EUR356,227 in 2001 to EUR346,067 in 2002. Total sales in Germany decreased by EUR19,443 or 7.9% from EUR245,382 in 2001 to EUR225,939 in 2002. We attribute this decrease to an ongoing difficult economic environment and continuing weak market conditions. We estimate that the German sanitary products market declined by approximately 10% in 2002. Thus, in Germany, we performed slightly better than the market.

         Direct exports increased from EUR110,845 in 2001 to EUR120,128 in 2002. We believe that this increase was largely due to an increase in direct exports to Eastern Europe by EUR8,627 or 20.7% from EUR41,664 in 2001 to EUR50,291 in 2002. Total sales in Eastern Europe, including sales by our European subsidiaries, increased by EUR9,022 or 20.3% from EUR44,460 in 2001 to EUR53,482 in 2002. Direct exports to the Middle East increased only slightly by EUR214 to EUR56,784 in 2002 as volume growth was offset by unfavorable currency fluctuations of EUR3,831.

         Total sales in our European subsidiaries segment increased from EUR357,232 in 2001 by EUR13,380 or 3.7% to EUR370,612 in 2002. We primarily attribute this increase to:

o sales increases in France by EUR4,910 or 5.5% from EUR88,848 in 2001 to EUR93,758 in 2002;

o sales increases in Spain by EUR3,793 or 8.8% from EUR43,192 in 2001 to EUR46,985 in 2002;

o sales increases in the United Kingdom by EUR2,348 or 10.4% from EUR22,488 in 2001 to EUR24,836 in 2002;

o stable sales in Italy, where sales amounted to EUR52,511 in 2002 compared to EUR52,254 in 2001; and

o lower consumer confidence in certain countries resulting in sales decreases mainly in:

         - the Netherlands, by EUR2,643 or 3.7% from EUR71,928 in 2001 to EUR69,285 in 2002; and

         - Austria, by EUR1,122 or 4.8% from EUR23,266 in 2001 to EUR22,144 in 2002.

         Including direct exports to European markets of EUR62,435 in 2002, our total sales in Europe increased by EUR22,432 or 5.5% from EUR410,615 in 2001 to EUR433,047 in 2002.

         Total sales in our overseas subsidiaries segment increased by EUR14,261 or 8.5% from EUR167,322 in 2001 to EUR181,583 in 2002. This increase was primarily due to increases in sales in:

o the United States of EUR10,916 or 10.2% from EUR107,340 in 2001 to EUR118,256 in 2002. Sales in this period were impacted by unfavorable foreign currency fluctuations of EUR5,363; and

o the Far East, excluding Japan, of EUR2,271 or 7.4% from EUR30,664 in 2001 to EUR32,935 in 2002.

         Sales in overseas markets, including direct exports to this region of EUR57,693 in 2002, increased by EUR14,492 or 6.4% from EUR224,784 in 2001 to EUR239,276 in 2002.

         As a result of the different sales trends in Germany and abroad, our sales outside Germany, which increased by EUR36,924 or 5.8% from EUR635,399 in 2001 to EUR672,323 in 2002, represent 74.8% of our total sales in 2002 compared to 72.1% in 2001. Sales in Europe, excluding Germany, accounted for 48.2% and in overseas markets for 26.6% of total sales in 2002. Accordingly, sales in Germany decreased to 25.2% of our total sales in 2002.

         The following table presents sales in each of our strategic product groups:

                                                                    YEAR ENDED DECEMBER 31,
                                                                    -----------------------
     CONSOLIDATED SALES BY PRODUCT GROUP               2003                  2002                   2001
                                                       ----                  ----                   ----
                                                 In EUR   Percentage    In EUR  Percentage    In EUR  Percentage
                                                 ------   ----------    ------  ----------    ------  ----------
GROHE Designer Faucets & Accessories............  82,259      9.3       78,505      8.7       66,487       7.5
GROHE Bathroom and Special Fittings............. 382,895     43.3      385,215     43.0      393,420      44.7
GROHE Showers and Shower Systems................ 142,609     16.1      143,968     16.0      132,979      15.1
GROHE SanitarySystems...........................  87,682      9.9       88,205      9.8       88,657      10.1
GROHE Kitchen Faucets........................... 107,932     12.2      110,000     12.2      104,272      11.8
Specialty Brands................................  44,289      5.0       50,374      5.6       54,810       6.2
Other...........................................  37,090      4.2       41,995      4.7       40,156       4.6
                                                 -------    -----      -------    -----      -------     -----
Total........................................... 884,756    100.0      898,262    100.0      880,781     100.0
                                                 =======    =====      =======    =====      =======     =====

         Sales in our Designer Faucets & Accessories product group increased by EUR3,754 or 4.8% from EUR78,505 in 2002 to EUR82,259 in 2003. This sales increase was the result of sales increases in Europe outside Germany and overseas. The main reasons for growth were the Atrio and Tenso product lines and the American style products Seabury and Geneva. The contribution of this strategic product group to our total sales amounted to 9.3% in 2003 compared to 8.7% in 2002. Sales increased by EUR12,018 or 18.1% from EUR66,487 in 2001 to EUR78,505 in 2002. This sales increase was mainly the result of new product lines introduced in 2001 as well as to focused marketing efforts. The contribution of this strategic product group to our total sales amounted to 7.5% in 2001.

         Sales in our Bathroom and Special Fittings product group decreased slightly by 2,320 or 0.6% from EUR385,215 in 2002 to EUR382,895 in 2003. The continued increase in sales of single-lever faucets and thermostats compensated the decreased sales of two-handle faucets. The contribution of this strategic product group to our total sales amounted to 43.3% in 2003 compared to 43.0% in 2002. Sales decreased by EUR8,205 or 2.1% from EUR393,420 in 2001 to EUR385,215 in 2002. The declining sales of thermostats and two-handle faucets for bathrooms was countered by an increase in sales of single-lever faucets. The contribution of this strategic product group to our total sales amounted to 44.7% in 2001.

         Sales in our Showers and Shower Systems product group decreased slightly by EUR1,359 or 0.9% from EUR143,968 in 2002 to EUR142,609 in 2003 mainly due to approaching maturity in the life cycle of one product line, which we nearly compensated for by introducing our new Movario and Rainshower product lines. The contribution of this strategic product group to our total sales amounted to 16.1% in 2003 compared with a share of 16.0% in 2002. Sales increased by EUR10,989 or 8.3% from EUR132,979 in 2001 to EUR143,968 in 2002 mainly due to the worldwide trend to showering instead of bathing and the successful introduction of new shower systems. The contribution of this strategic product group to our total sales amounted to 15.1% in 2001.

         Sales in our SanitarySystems product group remained almost stable with sales of EUR87,682 in 2003 compared with sales of EUR88,205 in 2002. The contribution of this strategic product group to our total sales amounted to 9.9% in 2003 compared to 9.8% in 2002. Sales remained almost constant with EUR88,205 in 2002 compared with sales of EUR88,657 in 2001. The decline in Germany due to the market recession was mostly offset by increased sales in European countries. The contribution of this strategic product group to our total sales amounted to 10.1% in 2001.

         Sales in our Kitchen Faucets product group decreased by EUR2,068 or 1.9% from EUR110,000 in 2002 to EUR107,932 in 2003. The contribution of this strategic product group to our total sales remained stable at 12.2% in 2003 compared to 2002. Sales increased by EUR5,728 or 5.5% from EUR104,272 in 2001 to EUR110,000 in 2002. We attribute this development mainly to substantial sales growth in North America and the Far East. The contribution of this strategic product group to our total sales amounted to 11.8% in 2001.

         We show sales of our AQUA and ROTTER brands as "Specialty Brands". Sales of our H.D. Eichelberg products we show as "Other". Sales of Specialty Brands decreased by EUR6,085 or 12.1% from 50,374 in 2002 to 44,289 in 2003, representing 5.6% and 5.0% of our total sales, respectively. We believe that the decrease was strongly influenced by the weak German market as well as decreasing public project business. Sales of Specialty Brands decreased by EUR4,436 or 8.1% from EUR54,810 in 2001 to EUR50,374 in 2002, representing 6.2% and 5.6% of our total sales, respectively. We believe that the weak German market and declining governmental orders due to restricted budgets were mainly the reasons for this development.

COST OF SALES

                                                YEAR ENDED DECEMBER 31,                   PERCENT CHANGE
                                                -----------------------                   --------------
                                            2003           2002           2001         2002/03        2001/02
                                            ----           ----           ----         -------        -------
Cost of sales........................... EUR498,353     EUR517,321     EUR512,549       (3.7)           0.9
Cost of sales as a percentage of sales..    56.3           57.6           58.2            -              -

         Our cost of sales includes the costs of raw material, purchased parts and direct labor, as well as manufacturing overheads and depreciation.

         In 2003, cost of sales decreased by EUR18,968 or 3.7% to EUR498,353 from EUR517,321 in 2002. The cost of sales to sales ratio of 57.6% for 2002 decreased to 56.3% in 2003. The 2003 ratio improved as a result of a reduction in manufacturing costs. We implemented various cost-cutting measures in 2003, including the improvement of manufacturing processes and product design, and we experienced lower raw material prices as well as a reduction in step-up depreciation of EUR10,004 in 2003.

         In 2002, cost of sales increased by EUR4,772 or 0.9% to EUR517,321 from EUR512,549 in 2001. Our cost of sales to sales ratio of 58.2% for 2001 decreased to 57.6% in 2002. In addition to the sales development, a better fixed cost absorption due to higher production volume, cost-cutting rationalization measures in production and a significantly lower brass price compared to 2001 favorably influenced the cost of sales to sales ratio in 2002. Also reduced step-up depreciation in 2002 compared to 2001 positively impacted cost of sales by EUR5,464. Costs related to the reorganization of our plants which we primarily incurred in the three months ended December 31, 2002 partially offset these effects, however.

OPERATING EXPENSE

                                                           YEAR ENDED DECEMBER 31,                 PERCENT CHANGE
                                                           -----------------------                 --------------
                                                      2003          2002           2001         2002/03       2001/02
                                                      ----          ----           ----         -------       -------
Selling general and administrative
expenses........................................   EUR227,794    EUR235,314     EUR228,196      (3.2)           3.1
Research and development expenses...............   EUR25,850     EUR24,190      EUR20,066        6.9           20.6

Amortization of goodwill and tradename..........   EUR19,371     EUR19,341      EUR55,099        0.2          (64.9)
                                                   ----------    ----------     ----------      ----           ----
Total operating expenses........................   EUR273,015    EUR278,845     EUR303,361      (2.1)          (8.1)
                                                   ==========    ==========     ==========      ====           ====
Total operating expenses as a percentage of sales    30.9           31.0          34.4           --             --

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses consist of employee compensation, advertising and sales promotions, commissions and freight, as well as information technology related expenses.

         In 2003, selling, general and administrative expenses decreased by EUR7,520 or 3.2% to EUR227,794 from EUR235,314 in 2002. We attribute this decrease to a decrease in selling expenses of EUR8,337 partly offset by an increase in general and administrative expenses of EUR817. We attribute the decrease in selling expenses to favorable currency fluctuations, since we incur part of our selling expenses in foreign currency, as well as to cost savings and reduced step-up depreciation in 2003 compared to 2002. The increased general and administrative expenses in 2003 were primarily due to the implementation of a personnel development program and to the implementation of SAP R/3 software. Selling, general and administrative expenses as a percentage of sales decreased to 25.7% in 2003 from 26.2% in 2002.

         Selling, general and administrative expenses increased by EUR7,118 or 3.1% from EUR228,196 in 2001 to EUR235,314 in 2002. Selling expenses increased due to higher personnel and freight expenses as well as one-time expenses related to the reorganization of our sales organization. This increase was partially offset by lower advertising expenses. Higher general and administrative expenses were primarily due to increased costs for professional services in 2002, partially offset by a decrease in provisions for doubtful accounts and lower personnel expenses. Selling, general and administrative expenses as a percentage of sales remained stable at 26.2% in 2002 compared to 25.9% in 2001.

AMORTIZATION OF GOODWILL AND TRADENAME

         In accordance with SFAS No. 142, we stopped amortizing goodwill as of January 1, 2002 as described above under "Impact of new accounting standards on our financial statements and results of operations". Amortization of goodwill amounted to EUR35,758 in 2001. Taking into account income tax effects of EUR5,105, our net loss of EUR30,113 would have improved by EUR30,653 to net income of EUR540 for 2001, if SFAS No. 142 had been in effect for that year and we had not amortized our goodwill. Amortization of tradename amounted to EUR19,341 in 2001 and 2002 and remained almost unchanged at EUR19,371 in 2003.

OPERATING INCOME

                                           YEAR ENDED DECEMBER 31,              PERCENT CHANGE
                                           -----------------------              --------------
                                       2003           2002        2001       2002/03     2001/02
                                       ----           ----        ----       -------     -------
Operating income................... EUR113,388     EUR102,096    EUR64,871    11.1        57.4
Operating income as a percentage
    of sales.......................   12.8            11.4         7.3         --          --
                                      ----            ----         ---

         Due to the factors described above, our operating income increased by EUR11,292 or 11.1% from EUR102,096 in 2002 to EUR113,388 in 2003.

         Operating income increased by EUR37,225 or 57.4% from EUR64,871 in 2001 to EUR102,096 in 2002. As of January 1, 2002, we ceased the scheduled amortization of our goodwill in accordance with SFAS No. 142. Accordingly, operating income as reported in 2001 is not directly comparable to subsequent years. If SFAS No. 142 had been in effect in 2001, our operating income for that year would have improved by EUR35,758 to EUR100,629.

INTEREST EXPENSE, NET

                                         YEAR ENDED DECEMBER 31,            PERCENT CHANGE
                                         -----------------------            --------------
                                      2003         2002       2001       2002/03     2001/02
                                      ----         ----       ----       -------     -------
Interest income.................... EUR3,124     EUR3,324    EUR3,367     (6.0)       (1.3)
Interest expense................... (EUR71,126)  (EUR70,407) (EUR80,328)   1.0       (12.4)
                                    ----------   ----------  ----------
Interest expense, net.............. (EUR68,002)  (EUR67,083) (EUR76,961)   1.4       (12.8)
                                    ----------   ----------  ----------

         Net interest expense increased by EUR919 or 1.4% from EUR67,083 in 2002 to EUR68,002 in 2003. Upon the early repayment of our old senior credit facility and the partial repayment of loans from related parties and shareholders in March and April 2003, we charged unamortized debt issuance cost of EUR6,746 related to these loans to interest expense. Not considering this effect, our net interest expense in 2003 would have been EUR61,256 or EUR5,827 lower than in 2002. We attribute this decrease mainly to reduced interest expenses on long-term debt to related parties and shareholders which, due to the partial repayment of these loans in April 2003, decreased by EUR7,348 in 2003 compared to prior year. Interest expense on our senior bank debt increased by only EUR648 in 2003 compared to prior year because the effects of increased principal outstanding under these loans in 2003 were partly offset by lower interest rates.

         Net interest expense decreased by EUR9,878 or 12.8% from EUR76,961 in 2001 to EUR67,083 in 2002. This decrease was mainly due to principal payments on our long-term debt to banks in the second half of 2001 and in July 2002 and to lower interest rates on our long-term debt to banks in 2002 compared to prior year. The reduction of our interest charge from these effects was partially offset by an increase in accrued interest on loans from related parties and shareholders. The interest expense that we recorded on these loans increased by EUR1,848 from 2001 to 2002 due to compound interest.

         We incurred virtually all of our interest expense at the holding company level or through our Germany and direct exports segment.

FINANCIAL INCOME (LOSS) FROM DERIVATIVES

         We conduct business on a worldwide basis in various international currencies and are exposed to adverse movements in foreign currency exchange rates. Furthermore, we use financial instruments such as bonds and long-term debt to banks. As a consequence, we may be exposed to risks from changes in interest rates. We use foreign currency and interest rate derivative financial instruments to reduce such risks. Without the use of these instruments we would face even higher market risks. We do not enter into financial instruments for trading or speculative purposes.

         We incurred net income (losses) from derivatives of EUR(6,996) in 2003, EUR23,696 in 2002 and EUR(20,494) in 2001. These gains and losses relate to interest rate and currency derivatives as follows:

FOREIGN CURRENCY DERIVATIVES

         We reduce the risk on cash flows from anticipated sales and accounts receivable in foreign currencies by entering into foreign currency derivative contracts to sell foreign currency amounts which we expect to receive in US dollars, Japanese yen, British pounds and Canadian dollars, at a fixed euro to foreign currency exchange rate. Prior to January 1, 2003, we did not designate our foreign currency derivatives as accounting hedges and included all gains and losses on these instruments resulting from the mark to market at the balance sheet date or realized upon settlement of these instruments in financial income from derivatives on a net basis. As of January 1, 2003 we designated most of our currency forward contracts as accounting hedges to hedge expected cash flows denominated in foreign currencies. As a result, we included any gains and losses under these contracts that are effective to hedge the currency exposure on our cash flows in other comprehensive income and reclassified them to earnings in the same period as the hedged transaction affected earnings. We included amounts that we reclassified from other comprehensive income to earnings in the same financial statements line items as the hedged transactions. As we mainly use currency forwards not specifically designated as accounting hedges to economically hedge accounts receivable, we included gains and losses from these foreign currency derivatives in other income and expense, net, since January 1, 2003. Accordingly, we included no gains and losses from currency derivatives in financial income from derivatives in 2003.

         Our net loss from currency derivatives of EUR15,438 in 2001 improved by EUR43,390 to net income from currency derivatives of EUR27,952 in 2002. Most of the net loss in 2001 and the net gain in 2002 relates to our US dollar foreign currency derivatives. In 2002 the US dollar fell against the euro by approximately 15%, and we earned EUR25,313 from US dollar derivative contracts. Of these gains in 2002, EUR17,472 related to changes in fair market value resulting from the mark to market of contracts at the respective balance sheet dates, and EUR7,841 related to gains realized upon the settlement of contracts. In 2001, the US dollar rose against the euro by approximately 5%, and we lost EUR15,433 from our US dollar forward contracts. Of these losses in 2001, EUR7,934 related to changes in fair market value resulting from the mark to market of contracts at the respective balance sheet dates, and EUR7,499 related to losses realized upon the settlement of contracts.

INTEREST RATE DERIVATIVES

         We use interest rate swap, cap and collar agreements. With our swap agreements, we exchange the short-term variable rate related to our long-term debt to banks for a long-term variable rate with a capped total interest or a fixed interest rate. Our interest rate derivatives are not designated as accounting hedges, and, consequently, we include changes in fair market value at balance sheet date as well as interest differentials paid or received under our interest rate derivative instruments in financial income from derivatives. We entered into our interest rate derivatives at no cost. Generally, if interest rates decrease, the fair market value of our interest rate derivatives will also decrease and if interest rates increase, the fair market value of our interest rate derivatives will increase.

         Our net loss from interest rate derivatives of EUR4,256 in 2002 increased by EUR2,740 to EUR6,996 in 2003. We mainly attribute this increase to the ongoing decline in short-term interest rates in 2003 and to the increased volume and duration of our interest rate derivatives in 2003 compared to 2002.

         Our net loss from interest rate derivatives of EUR5,056 in 2001 decreased by EUR800 to EUR4,256 in 2002. We incurred losses from interest rate derivatives in both periods because of the ongoing decline in short-term interest rates and the relatively low level of short-term interest rates compared to long-term interest rates.

OTHER EXPENSE, NET

         Net other expense increased by EUR7,111 from EUR7,650 in 2002 to EUR14,761 in 2003. We attribute this increase to:

o expenses related to the refinancing of loans from related parties and shareholders of EUR14,843. For a detailed description of these expenses and the refinancing transaction we refer to "Refinancing of debt in March and April 2003" below;

o a change by EUR9,307 from net foreign currency transaction losses of EUR7,834 in 2002 to net foreign currency transactions gains of EUR1,473 in 2003;

o a decrease in real estate transfer tax from EUR1,300 in 2002 to EUR130 in 2003;

o professional services of EUR704 in 2003 which were mainly related to the transformation of Grohe Holding into a stock corporation. We recorded no expenses for such services as other expense in 2002;

o a decrease in income from equity method investees by EUR553 from EUR938 in 2002 to EUR385 in 2003; and

o a change by EUR1,488 from other miscellaneous income, net, of EUR546 in 2002 to other miscellaneous expense, net, of EUR942 in 2003.

         Net other expense increased by EUR5,216 from EUR2,434 in 2001 to EUR7,650 in 2002. We attribute this increase to:

o a change by EUR8,885 from net foreign currency transaction gains of EUR1,051 in 2001 to net foreign currency transaction losses of EUR7,834 in 2002;

o a real estate transfer tax of EUR1,300 in 2002. We incurred no such real estate transfer tax in 2001;

o professional services of EUR4,071 in 2001 which were mainly related to the financing of the acquisition of Grohe Water Technology, the implementation of US GAAP reporting procedures, the filing of a registration statement with the Securities and Exchange Commission and the syndication of the supplementary facility. We recorded no expenses for such services as other expense in 2002;

o an increase in income from equity method investees by EUR722 from EUR216 in 2001 to EUR938 in 2002; and

o an increase in other miscellaneous income, net, of EUR176 from EUR370 in 2001 to EUR546 in 2002.

INCOME TAX (EXPENSE) BENEFIT

         Our income tax expense increased by EUR15,269 or 58.0% from EUR26,332 recorded in 2002 to EUR41,601 in 2003.

         Our theoretical income tax expense for 2003 determined using the 2003 statutory tax rate of 39.5% would have been EUR9,334 compared to actual income tax expense of EUR41,601.

         We attribute the EUR32,267 difference between the expected tax expense and the theoretical income tax expense for 2003 mainly to the recognition of a valuation allowance in an amount of EUR20,800 for deferred tax assets in Germany. We have German accumulated loss carryforwards for corporate income tax purposes amounting to EUR167,323 as of December 31, 2003. We have set up deferred tax assets for these loss carryforwards. We also recognize deferred tax assets and liabilities for temporary differences between the tax and accounting base of assets and liabilities. We reduce our net deferred tax assets if it is more likely than not that we will not realize these deferred tax assets within the next three years. In 2003 the early repayment of long-term debt to related parties and shareholders resulted in a significant reduction of deferred tax liabilities. In addition, the German tax laws changed in December 2003 effectively to implement a minimum tax regime under which only 60% of taxable income can be offset against corporate income tax loss carryforwards. Under the new rules, there is no limitation on the length of time that losses may be carried forward in Germany for corporate income tax purposes. Accordingly, while the new tax rules do not restrict our ability ultimately to utilize our German corporate tax loss carryforwards fully, the new rules result in deferral of the utilization to later periods. As a result of these changes, we recorded a valuation allowance of EUR20,800 on German deferred tax assets set up for loss carryforwards because it is not likely that we will be able to realize these deferred tax assets within the next three years.

         In addition, we recorded a deferred tax expense of EUR7,816 related to the partial repayment of loans from related parties and shareholders which resulted from a change in tax rates in prior years. Accounting for the repayment of long-term debt to related parties and shareholders is described below under "Refinancing transactions in March and April 2003".

         Tax effects of EUR9,906 resulting from non tax-deductible expenses related to the refinancing measures taken in April 2003 and other non tax-deductible expenses as well as additional German income taxes and foreign withholding taxes of EUR1,300 provided for the future payout of foreign retained earnings as dividends also contributed to higher than expected tax charges in 2003. These effects were partially offset by a foreign tax rate differential of EUR4,171 as the effective tax rate on foreign income was lower than the German statutory rate.

         Our theoretical income tax expense for 2002 determined using the 2002 statutory tax rate of 38.2% would have been EUR19,507 compared to an actual income tax expense of EUR26,332. The difference of EUR6,825 is mainly due to the tax effect of EUR4,386 from non tax-deductible expenses, an increase of EUR1,999 in valuation allowances on deferred tax assets and additional German income taxes and foreign withholding taxes of EUR1,559 provided for the future payout of foreign retained earnings as dividends. These effects were partially offset by a foreign tax rate differential of EUR2,737, as the average effective tax rate on foreign income was lower than the German statutory tax rate.

         Our income tax benefit of EUR5,828 recorded for 2001 changed by EUR32,160 to an income tax expense of EUR26,332 for 2002. We mainly attribute the increase in income tax expense to the change in our pretax results from a pretax loss of EUR35,018 in 2001 to pretax income of EUR51,059 in 2002. Our theoretical income tax benefit for 2001 determined using the 2001 statutory tax rate of 38.2% would have been EUR13,377 compared to an actual income tax benefit of EUR5,828. The difference of EUR7,549 was mainly due to the tax effect of EUR13,488 from amortization of non tax-deductible goodwill and other non-tax deductible expenses which were partly offset by tax benefits of EUR2,855 from a change in tax status of subsidiaries and tax effects of EUR2,228 from dividend distributions by German subsidiaries.

NET INCOME (LOSS)

         Our net income of EUR23,551 in 2002 changed by EUR42,483 to a net loss of EUR18,932 in 2003.

         Our net income increased by EUR53,664 to net income of EUR23,551 in 2002 from a net loss of EUR30,113 in 2001.

         Our net loss for 2001 included goodwill amortization charges of EUR35,758. Pursuant to SFAS No. 142, we recorded no goodwill amortization charges for 2002 and 2003. Net of income tax effects of EUR5,105, our net loss of EUR30,113 for 2001 would have been improved by EUR30,653 to a net income of EUR540 if SFAS No. 142 had already been in effect in that year.

5.B.     LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

         In 1999 we purchased the predecessor of Grohe Water Technology, then known as Friedrich Grohe AG, in several transactions. We originally financed these transactions with equity, loans provided by shareholders and related parties and various bank loans. We refinanced part of the bank loans in November 2000 with the proceeds from issuing EUR200,000 of 11.5% senior notes. These notes mature in November 2010 and bear interest at a fixed rate of 11.5%. We refinanced our senior bank loans in March 2003 as described below. We have entered into interest rate swaps, caps and a collar agreement to mitigate the interest rate risk from our bank loans that bear interest at a variable rate.

         We believe that our operating cash flows will be sufficient to service interest and scheduled repayments of our debt. Detailed information about the maturity of our long-term obligations is provided below under Item 5.F. "Tabular disclosure of contractual obligations".

         Our senior bank loans and our notes contain customary operating and financial covenants that require us to maintain certain financial ratios and restrict our ability to incur additional indebtedness and to pay dividends. For a detailed description of these covenants we refer to Item 10.C. "Material Contracts".

         We believe that our financing structure provides the flexibility that we need for our business operations. We expect that our cash flows from operating activities are sufficient to meet scheduled principal payments on our debt obligations.

REFINANCING OF DEBT IN MARCH AND APRIL 2003

         In March 2003 we entered into an agreement with a syndicate of banks for a new senior credit facility. The new senior facility consists of four facilities, three term loan facilities, A1, A2 and B, in an aggregate amount of up to EUR550,000, and the new revolving facility, in an aggregate amount of up to EUR50,000. Principal payments on facilities A1 and A2 are due semi-annually, with the final payment due on December 20, 2009. The principal amount of facility B is due in one bullet payment on July 20, 2010. Interest on all facilities is payable at EURIBOR or, in relation to any loan in a currency other than the euro, LIBOR plus margin at the end of each interest period or, if the interest period should exceed six months, at the end of six months. The initial margin per year is 2.25% for facilities A1 and A2 and the new revolving facility and 2.75% for facility B. The margin will be reduced if we achieve certain ratios of total net debt to EBITDA, as defined in the new senior credit facility. In addition, we pay a commitment fee of no more than 0.625% for the amount available under the revolving facility. As of December 31, 2003 we incurred all our debt outstanding under the senior credit facility in Euro. We used the new senior credit facility to repay the senior credit facility and a portion of the outstanding loans from related parties and shareholders. The loans from related parties and shareholders are subordinated to our 11.5% senior notes. Certain provisions of the new senior credit facility required amendments to and waivers of provisions of the indenture under which we issued our 11.5% senior notes. We obtained the required consent in March 2003. In April 2003, we paid the noteholders who consented to the amendments and waivers a fee of 7.25% of the nominal value of the notes that they held. The aggregate fee amounted to approximately EUR12,933. We included the consent fee and expenses related to the consent solicitation process of EUR1,910 in other expense in our consolidated statements of operations as incurred.

         We charged unamortized debt issuance cost of EUR6,746 related to the refinanced senior credit facility and the repaid portion of the loans from shareholders and related parties to interest expense at the respective repayment dates of these debt instruments. We capitalized EUR14,074 of debt issuance cost related to the new senior credit facility and amortize these debt issuance costs to interest expense pursuant to the effective interest method.

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

         On April 4, 2003 we made a cash payment of EUR200,000 to shareholders and related parties to repay principal in the amount of EUR154,931 and interest accrued at the contractual rate of 5% in the amount of EUR45,069. We accounted for the partial repayment of the loans from related parties and shareholders as a capital transaction. Accordingly, we reduced our long-term debt to related parties and shareholders by EUR112,868, our additional paid in capital by EUR46,031 and our deferred tax liabilities by EUR33,285, and we recorded a deferred tax expense of EUR7,816.

WORKING CAPITAL

         As in previous years, we intend to finance working capital requirements from funds that our operations generated. We believe that the existing financing of working capital is sufficient for our current working capital requirements. At December 31, 2003 and 2002, we had available EUR68,511 and EUR70,058 lines of credits with several banks. An amount of EUR50,000 of the credit lines as of December 31, 2003 represents the revolving credit facility which is available to the Company until December 2009 and which is part of the new senior credit facility. The remaining EUR18,511 of available lines of credit relate to various loans of our operating subsidiaries. Under the respective credit arrangements we and our subsidiaries have the option to borrow amounts for general purposes.

NET CASH PROVIDED BY OPERATING ACTIVITIES

         Net cash provided by operating activities decreased by EUR54,922 or 38.5% from EUR142,748 in 2002 to EUR87,826 in 2003. We attribute this decrease mainly to movements in net working capital requirements of EUR48,629 for accounts receivable, inventories and accounts payable. These net working capital requirements decreased in 2002 by EUR16,701 while net working capital requirements increased by EUR31,928 in 2003. We attribute these changes to the following factors.

o We increased our inventory at year end 2003 to set up a safety stock to offset risks from potential delivery and production delays to the planned implementation of the SAP R/3 software system in production and logistics beginning January 1, 2004. Accordingly, movements in inventories contributed EUR6,794 to working capital requirements in 2003 and EUR1,297 in 2002.

o Due to particularly strong sales in the last months of the years 2001 and 2003, our accounts receivable were relatively high at year end in those years compared to year end 2002. As a result, movements in accounts receivable contributed EUR14,554 to our working capital requirements in 2003, while working capital requirements for accounts receivable were reduced by EUR9,910 in 2002.

o Our accounts payable were at an exceptionally high level at year end 2002 and decreased to a normal level at year end 2003. Therefore, accounts payable contributed EUR8,088 to the reduction in working capital requirements in 2002 and EUR10,580 to the increase in working capital requirements in 2003.

         Our income tax payments increased by EUR6,329 from EUR21,485 in 2002 to EUR27,814 in 2003. We attribute this increase to higher income before tax in our foreign subsidiaries and higher trade tax pre-payments in Germany in 2003. Effects from higher income tax payments were partially offset by reduced payments for interest expense, which decreased by EUR5,195 from EUR49,388 in 2002 to EUR44,193 in 2003.

         Net cash provided by operating activities increased by EUR4,889 or 3.5% from EUR137,859 in 2001 to EUR142,748 in 2002.

         In July 2001 we received an income tax refund of EUR49,340 which we included in other current assets at December 31, 2000. We used this tax refund to repay long-term debt to banks. Not including the one-time effect from this tax refund, our cash flow from operating activities improved by EUR54,229 in 2002 compared to 2001. In addition to the ongoing positive development of our operations, we attribute this increase mainly to:

o a decrease in interest payments of EUR17,710 from EUR67,098 in 2001 to EUR49,388 in 2002. This decrease is mainly due to principal payments on long-term debt to banks in the second half of 2001 and July 2002 and lower interest rates on our bank debt;

o working capital requirements for accounts receivable, inventories and accounts payable were also reduced in 2002 compared to 2001. Due to better inventory management, we significantly reduced our inventories in 2001. This positive effect on working capital requirements in 2001 was almost completely offset by an increase in accounts receivable and decreased accounts payable in 2001. Though our sales volume increased by 2.8% in 2002, inventories remained almost at the same level in 2002 compared to 2001. Decreases in accounts receivable and increases in accounts payable, which were very high at year end 2002, were the main factors for the reduction in working capital requirements in 2002;

o movements in prepaid expenses and other assets which decreased by EUR4,796 in 2001 (EUR54,136 net of the one-time effect of tax refunds of EUR49,340) compared to a decrease of EUR9,217 in 2002; and

o movements in other accrued expenses and liabilities, which decreased by EUR12,342 in 2001 and increased by EUR11,097 in 2002. The decrease in 2001 related primarily to accruals for interest payments. The increase in 2002 relates primarily to accrued payroll and personnel-related expenses.

         These positive effects on our operating cash flows in 2002 compared to 2001 were partly offset by higher income tax payments, which increased by EUR6,554 from EUR14,931 (net of the one-time effect of tax refunds of EUR49,340) in 2001 to EUR21,485 in 2002. Income tax payments mainly increased because of higher operating results of group companies.

NET CASH USED FOR INVESTING ACTIVITIES

         Our investing activities comprise investments in tangible and intangible assets. We also refer to our investments in property, plant and equipment and in intangible assets as capital expenditures. Our investments in intangible assets relate essentially to software.

         Net cash used for investing activities increased by EUR3,249 or 7.9% from EUR41,184 in 2002 to EUR44,433 in 2003. Capital expenditures decreased from EUR44,771 in 2002 to EUR42,513 in 2003. Cash used for investments in property, plant and equipment decreased by EUR5,310 from EUR36,549 in 2002 to EUR31,239 in 2003. We attribute this decrease mainly to the effect of additional capital expenditures in 2002 for computer hardware related to the SAP R/3 project. Investments in intangible assets increased by EUR3,052 from EUR8,222 in 2002 to EUR11,274 in 2003. This increase resulted primarily from increased expenditures to prepare for the implementation of the SAP/R3 software system. We launched this new software on January 1, 2004 in our principal German plants in Hemer and Lahr and in our German logistics centers. In 2003, 86% of our capital expenditures related to our Germany and direct exports segment, 10% to our European subsidiaries segment and 4% to our overseas subsidiaries segment. In 2002, 84% of our capital expenditure related to our Germany and direct exports segment, 7% to our European subsidiaries segment and 9% to our overseas subsidiary segment.

         Proceeds from the sale of property, plant and equipment decreased by EUR3,196 from EUR3,395 in 2002 to EUR199 in 2003. In 2002 these proceeds include cash received for the sale of former production sites and training centers of the Grohe group.

         The increase in cash used for purchases of minority shares by EUR2,684 from EUR206 in 2002 to EUR2,890 in 2003 relates primarily to the purchase of the remaining minority shares in our subsidiary Rotter GmbH & Co. KG and Rotter Verwaltungsgesellschaft m.b.H for a purchase price of EUR2,208 in 2003.

         Net cash used for investing activities increased by EUR7,610 or 22.7% from EUR33,574 in 2001 to EUR41,184 in 2002. Cash used for investments into property, plant and equipment increased by EUR4,039 and cash used for investments in intangible assets increased by EUR4,057. The increases mainly relate to the introduction of the software system SAP R/3 and the necessary computer hardware systems required to accompany this software. In 2001, 77% of our capital expenditures related to our Germany and direct exports segment, 10% to our European subsidiaries segment and 13% to our overseas subsidiaries segment.

         Proceeds from the sale of property, plant and equipment increased by EUR668 from EUR2,727 in 2001 to EUR3,395 in 2002. These proceeds include cash received for the sale of former production sites and training centers of the Grohe group in both years.

NET CASH USED FOR FINANCING ACTIVITIES

         Net cash used for financing activities decreased by EUR21,945 or 27.6% from EUR79,498 in 2002 to EUR57,553 in 2003. Net cash used for principal payments on long-term debt to banks increased by EUR298,419 from EUR79,722 in 2002 to EUR378,141 in 2003. Principal payments in 2003 mainly relate to the repayment of the outstanding amounts under the old senior credit facility of EUR335,416 with the proceeds of the new senior credit facility of EUR330,000 in March 2003. Principal payments on our new senior credit facility in 2003 amounted to EUR35,000.

         On April 4, 2003 we borrowed an additional EUR220,000 under the new senior credit facility. We used EUR200,000 of the proceeds to repay loans from related parties and shareholders. We used the remaining EUR20,000 and existing cash to pay charges of EUR28,917 related to the refinancing of our old senior facility and the partial refinancing of the loans from related parties and shareholders. Under the new senior credit facility, we have agreed to deposit certain cash amounts into a bank account from which we can make no withdrawals other than in accordance with the senior facility agreement without consent from the financing banks. Prior to the refinancing in March 2003, similar provisions applied to the old senior credit facility. Restricted cash increased by EUR1,324 in 2002 and decreased by EUR170 in 2003.

         Net cash used for financing activities decreased by EUR20,518 or 20.5% from EUR100,016 in 2001 to EUR79,498 in 2002. Our principal payments on long-term debt decreased by EUR28,494 from EUR108,216 in 2002 to EUR79,722 in 2002. In 2001 we partially financed principal payments by a tax refund of EUR49,340. The decrease in cash used for principal payments was partly offset by movements in restricted cash, which decreased by EUR7,667 in 2001 and increased by EUR1,324 in 2002.

INVESTMENT OF SURPLUS CASH

         We invest any surplus cash in deposit accounts held with banks. Under the senior credit facility, we have agreed to deposit certain cash amounts into bank accounts from which we can make no withdrawals other than in accordance with the above agreement without the consent of the financing banks.

CAPITAL RESOURCES

         Cash and cash equivalents amounting to EUR71,299 as of December 31, 2002 decreased by EUR14,676 or 20.6% to EUR56,623 as of December 31, 2003.

         Cash and cash equivalents amounting to EUR50,277 as of December 31, 2001 increased by EUR21,022 or 41.8% to EUR71,299 as of December 31, 2002.

CAPITAL EXPENDITURES

         We finance our capital expenditures primarily from operating cash flows, except for capital expenditures on the expansion of our production facilities. In the past, we have partly financed investment in new plants by bank loans, supported by government subsidies. We intend to finance further capital expenditures primarily from operating cash flows.

         We believe that our manufacturing facilities are generally in good condition. We do not anticipate that substantial capital expenditures exceeding depreciation will be needed to replace existing facilities in the near future.

5.C.     RESEARCH AND DEVELOPMENT

         We consider research and development a major factor in securing our future competitiveness. In an environment characterized by increasing levels of innovation and a shortening of product life cycles, innovation in functions, styles, materials and processes is increasingly important for differentiating our brand and enhancing our premium brand status.

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

         On average we had 191, 187 and 176 employees devoted to research and development in the years 2003, 2002 and 2001, respectively. Our research and development expenditures amounted to EUR25,850, EUR24,190 and EUR20,066 in 2003, 2002 and 2001, respectively. We attribute the increase in 2003 mainly to our ongoing effort to develop new products at a greater speed. The increase in research and development expenditures in 2003 was consistent with the projected expenditures for that period and underlines the key role research and development plays in our innovation process. We attribute the increase in 2002 compared to 2001 mainly to expenses for additional personnel in research and development. As a percentage of sales, research and development expenditures increased from 2.3% in 2001 to 2.7% and 2.9% in the years ended December 31, 2002 and 2003, respectively.

5.D.     TREND INFORMATION

         ECONOMIC CONDITIONS AND CONSTRUCTION ACTIVITY. The demand for our products is directly affected by general economic conditions, including gross domestic product growth, interest rates and construction activities as well as growth of private purchasing power and demand in the countries in which we operate. We attribute approximately 30% of our annual sales to new construction and the remainder to building repairs, maintenance and improvement. We are particularly exposed to fluctuations in economic conditions in Germany and the rest of western Europe.

         The year 2003 was characterized by increasing growth dynamics of the global economy. While the EU member countries with the euro as their currency, which we refer to as the euro zone, experienced only marginal real growth, North America showed substantial growth and emerging markets in Eastern Europe and the Far East achieved significant growth above 2002 levels. This growth is forecasted to continue in 2004, when the euro zone also is expected to return to moderate growth. Mainly due to another significant decrease in Germany, construction investment in 2003 slightly decreased from the level of 2002. With a stabilization forecasted for Germany in 2004, western European investments into building construction are expected to remain stable as well, while growth in North America and many emerging markets in the Far East is expected to continue on levels similar to 2003.

         TRENDS IN SANITARY DEMAND. Although it is difficult to assess growth rates in the worldwide sanitary products industry, we estimate that the industry has grown approximately 6% per year over the last decade, based on a combination of volume and value growth. We further estimate that the market will grow at approximately the same rate for the next several years, although demand in individual countries may stagnate or decrease.

         We believe that the main factors influencing increasing volume demand in the water technology products market include the increase in the number of households, due to overall population growth, and the decrease in average household size, the increasing number of bathrooms per household and increased spending on sanitary products due to changing consumer preferences and greater disposable income per household. In addition, we believe that the trends towards installing showers in addition to bathtubs and the increasing renovation of buildings constructed since the 1950s and a growing emphasis on convenience, wellness and water and energy savings as well as strongly growing demand from emerging markets in Eastern Europe and the Far East will further enhance the overall demand for water technology products.

         TRENDS IN SANITARY DISTRIBUTION AND SUPPLY. In most industrialized markets, sanitary products are primarily distributed in a three-step process in which sanitary products manufacturers sell to wholesalers, which sell to professional customers, such as plumbers and installers, which in turn sell to both private residential and commercial consumers. In most of these markets, the sanitary products wholesale sector is consolidating and expanding beyond regional suppliers. Furthermore, the Do it Yourself distribution channel has gained market share in the European and North American markets. Other retail channels, such as bathroom boutiques, kitchen studios, high-end showrooms and furniture stores, as well have become increasingly involved in the distribution of sanitary products in recent years. Notwithstanding these trends, we believe that the traditional three-step process will continue to play a key role in the distribution of sanitary products. From the supply side, the evolution of the industry has recently been characterized by consolidation of manufacturers, especially in Europe, and ongoing globalization of the larger players. The overall global market, however, is still relatively fragmented.

         REGIONAL TRENDS. During 2003, sales in our Germany and direct exports segment decreased by 1.2%; sales by our European subsidiaries segment increased by 2.6%, and sales by our overseas subsidiaries segment decreased by 10.6%. The decrease of 1.2% in Germany and direct exports results from a decrease in sales in Germany by 4.7% partly offset by an increase in direct exports of 5.5%, especially related to exports to Eastern European countries. We attribute the decrease in sales in Germany to ongoing unfavorable market conditions. We estimate that the German sanitary products market declined approximately 5% in 2003. For 2004, the industry, specialist trade and specialist wholesalers expect a stabilization at the 2003 level or a slight recovery. Remodeling demand is expected to stabilize, and a positive trend is forecasted for residential construction. We expect approximately 4% growth in terms of nominal value in sanitary product sales in our European markets for 2004.

         The high growth in Eastern Europe over the last few years has somewhat leveled off, although individual markets still show strong growth rates. We will attempt to increase sales at a rate faster than the market rate within our European subsidiaries segment. We also expect further growth in our overseas markets including in the United States. Provided a stabilization of the political situation in the Middle East and a positive development of the economy in Japan, we would expect a positive development in our Middle and Far East markets.

         CURRENCY FLUCTUATIONS AND INFLATION. We transact business around the world, in over 130 countries and in more than ten currencies. During 2003, we generated approximately 30% of our revenues in currencies other than the Euro, and we expect this percentage to increase in the future. Changes in foreign currency exchange rates, therefore, can affect our ability to sell our products at satisfactory prices and can affect the value of our foreign assets, revenues, liabilities and costs when reported in euro and, therefore, our financial condition or results of operations.

         PRICE OF CERTAIN RAW MATERIALS. In 2003 approximately 14% of our cost of sales related to purchases of brass and parts made from brass. The cost of brass generally fluctuates based on the supply of and demand for copper and zinc as well as general economic conditions. In 2003 prices for scrap brass varied by approximately 13%. Brass prices generally increased towards the end of 2003, and this trend continued in the beginning of 2004.

5.E.     OFF-BALANCE SHEET ARRANGEMENTS

         We do not have any material off-balance sheet arrangements. As is customary in our industry, we sell our products to some customers against bills of exchange. A bill of exchange provides legal evidence of the debt of the customer or a financial institution acting on its behalf to pay a specified amount against the bill of exchange at maturity. If we endorse these bills of exchange to our bank, we receive its value in cash after deduction of a discount. Should the customer, or its bank, default upon maturity of the bill of exchange, we are liable for the debt. At December 31, 2003, the maximum possible recourse against us on these transactions was EUR5,074.

5.F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

         The following table summarizes our primary contractual obligations as of December 31, 2003:

                                                                    PAYMENTS DUE BY PERIOD
                                                                    ----------------------
                                              2004      2005 TO 2006   2007 TO 2008    THEREAFTER        TOTAL
                                              ----      ------------   ------------    ----------        -----
Short-term debt to banks..................   2,230              0                0            0            2,230
Long-term debt to banks (1)...............  38,800        117,861          171,407      197,794          525,862
Notes.....................................       0              0                0      200,000          200,000
Long-term debt to related parties and
   shareholders (2).......................       0              0                0      111,987          111,987
Capital lease obligations.................     298            212                8            0              518
Operating leases..........................   5,630          5,303            1,517        4,725           17,175
Unconditional purchase obligations (3).... 136,248          6,910                0            0          143,158
Total .................................... 183,206        130,286          172,932      514,506        1,000,930

_____________________
(1) Our long-term debt to banks of EUR525,862 as of December 31, 2003 was comprised of the following:

                                        Principal              Interest rate                      Maturity
                                        ---------              -------------                      --------
      Senior credit facility A1          180,000        variable rate at 2.25%      Scheduled semi-annual principal
                                                        above Euribor*              payments with final payment due on
                                                                                    December 20, 2009

      Senior credit facility A2          235,000        variable rate at 2.25%      Scheduled semi-annual principal
                                                        above Euribor*              payments with final payment due on
                                                                                    December 20, 2009

      Senior facility B                  100,000        variable rate at 2.75%      Due in one lump-sum amount on
                                                        above Euribor*              July 20, 2010

      Other subsidiary bank loans         10,862        fixed rate at 5.05% to      Maturing between 2004 and 2018
                                                        7.07%

      ________________
      * Interest margins will be further reduced if we achieve certain ratios of total net debt to EBITDA as defined in the senior credit facility agreement.

(2) Principal and interest accrued at the contractual rate of 5% for loans from related parties and shareholders amounted to EUR111,987 as of December 31, 2003. As we impute interest at a rate of 11.5% on this debt for accounting purposes, the present value of long-term debt to related parties and shareholders recognized in our consolidated balance sheet amounts to EUR70,268 as of December 31, 2003.


(3) We incurred all of our unconditional purchase obligations in the normal course of business. The obligations relate to raw materials and supplies in the amount of EUR136,226 and to fixed assets in the amount of EUR6,932 as of December 31, 2003.

         In addition to the obligations shown in the table above, we have significant pension obligations. We maintain unfunded pension plans for our German employees hired before January 1, 2001, and we maintain funded pension plans in the United States and the United Kingdom. As of December 31, 2003, our total unfunded pension obligation amounted to EUR175,633. Total payments for pension benefits amounted to EUR6,199 in 2003 and EUR5,131 in 2002. We estimate that future benefit payments under our pension plans in the next five years will be EUR6.2 million in 2004, EUR7.7 million in 2005, EUR7.2 million in 2006, EUR8.4 million in 2007 and EUR9.4 million in 2008.

         We recognized other obligations not included in the table above for our old age part-time program in the amount of EUR5,131 and for anniversary and similar benefits in the amount of EUR8,281 as of December 31, 2003. We did not include these obligations in the table above as we cannot provide a maturity schedule for these obligations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.     DIRECTORS AND SENIOR MANAGEMENT

GENERAL

         We have a two-tier management structure. This management structure provides for a management board (VORSTAND) and a supervisory board (AUFSICHTSRAT). The members of the management board are responsible for managing our business affairs and representing us in our dealings with third parties, while the supervisory board appoints and removes the members of the management board and oversees their actions. Under German law, our supervisory board is not permitted to make management decisions. However, as required by law and incorporated into our Articles of Association, the management board must obtain the prior consent of our supervisory board for important matters or actions which are outside the ordinary course of business. The supervisory board is also authorized to subject other actions of the management board to its prior consent. German law prohibits a member of the management board from serving on the supervisory board of a company where he also is a member of the management board.

MANAGEMENT BOARD

         The management board of Grohe AG, which currently has four members is responsible for the daily business of the Grohe AG as well as for determining its strategic orientation and planning, finalizing its budget, allocating resources and monitoring the executive management of its direct and indirect subsidiaries. Additionally, the management board is responsible for the preparation of Grohe AG's annual financial statements, Grohe group's consolidated financial statements and Grohe group's quarterly reports.

         The management board cooperates closely with the supervisory board and informs the supervisory board regularly on issues related to strategy, planning, financial condition, earnings and emerging risks.

         The management board of Grohe AG must have at least two members. The supervisory board appoints, recalls and determines the number of management board members. The supervisory board can appoint one management board member as chairman of the management board and a second member as a deputy chairman. Management board members cannot be appointed for a period of more than five years and shall not be appointed if over 59 years old, unless such an appointment is, due to specific skills and experience of the person concerned, in the interest of Grohe AG. The supervisory board may extend an appointment for a period of up to an additional five years but may not do so prior to one year before the termination of the existing appointment. Such extension may be repeated. In addition, an appointment of a management board member terminates automatically on the member's sixty-third birthday.

         The supervisory board has issued by-laws for the management board in accordance with legal requirements and the articles of association. The by-laws provide, among other things, that certain business transactions may be entered into only upon the approval of the supervisory board. The supervisory board has the authority to subject other actions of the management board to its prior consent.

         The management board reaches corporate decisions through the use of a simple majority vote. In case of a tie, the vote of the chairman of the management board shall be decisive, provided that the management board consists of more than two members.

         Grohe AG can enter into contracts with the signature of two members of the management board or by one member of the management board together with a PROKURIST (authorized signatory). The supervisory board can authorize individual members of the management board to represent Grohe AG acting alone and the supervisory board can authorize management board members to conduct legal transactions on behalf of Grohe AG and with him/herself as a third-party's representative.

         The members of the management board of Grohe AG, all of whom can be contacted at Grohe AG, Hauptstrasse 137, 58675 Hemer, are currently as follows:

NAME                                       FUNCTION                                    EXPIRATION OF TERM
----                                       --------                                    ------------------
Mr. Peter Koerfer-Schuen                   CEO, Executive Director Brand & Innovation  September 30, 2005

Mr. Michael Grimm                          CFO, Executive Director Finance and         April 30, 2005
                                           Controlling

Mr. Stephan M. Heck                        Executive Director Marketing & Sales        March 31, 2007

Mr. Detlef Spigiel COO,                    Technical Executive Director and            July 31, 2005
                                           Director of Labor Relations

         PETER KOERFER-SCHUEN - CEO, EXECUTIVE DIRECTOR BRAND & INNOVATION. Peter Koerfer-Schuen was born in 1945 and has been our chief executive officer, or CEO, since November 1998. Peter Koerfer-Schuen assumed the additional role of Executive Director Brand & Innovation in 2002, when this new function was established. After holding various positions and management roles in the sales and marketing departments of leading brand name companies, he joined Melitta in 1983, where he became a member of the executive board in 1985. He joined us in 1991 as management board member responsible for sales and marketing and was awarded the DEUTSCHE MARKETINGPREIS in 1996 for the development of the Grohe Water Technology concept. In November 2003, Peter Koerfer-Schuen was awarded the Hennessy XO Award. In addition, he has acted as Vice President and Board Member of the DEUTSCHER MARKETINGVERBAND from 1991 to 2001. Peter Koerfer-Schuen studied business management at the University of Applied Science in Berlin and graduated in 1969. Peter Koerfer-Schuen is a member of the supervisory board of Sanitec Oy, Helsinki and of Berlinwasser International AG, Berlin.

         MICHAEL GRIMM - CFO, EXECUTIVE DIRECTOR FINANCE & CONTROLLING. Michael Grimm was born in 1960 and joined us as chief financial officer, or CFO, in May 2002. He started his career at Arthur Andersen in 1985, where he spent 12 years in various positions and his responsibilities included serving as head of the Leipzig office. In 1997 Michael Grimm joined Hoechst, where he held numerous management roles in the group accounting department and was responsible for accounting and financial planning. Michael Grimm studied business at the University of Frankfurt/Main and graduated in 1985. He is a member of the advisory board of the Alwin Reemtsma Foundation.

         STEPHAN M. HECK - EXECUTIVE DIRECTOR MARKETING & SALES. Stephan M. Heck was born in 1949 and was appointed managing director, responsible for marketing and sales, in April 2002. His career started at BASF in 1978, where he held senior positions and management roles in various line and staff functions in Germany, Europe and overseas. Stephan M. Heck joined us in 1994 as the responsible Vice President for our European sales business. He studied economics at the Universities of Braunschweig and Wuerzburg and graduated from the University of Zurich, Switzerland with a degree in business administration in 1978.

         DETLEF SPIGIEL - COO, TECHNICAL EXECUTIVE DIRECTOR AND DIRECTOR OF LABOR RELATIONS. Detlef Spigiel was born in 1954 and joined us as Technical Executive Director and Director of Labor Relations in August 2000. He started his career in the automotive industry, where he held various positions and management roles in the research and development and technical departments. In 1992 he became an executive board member of a ThyssenKrupp subsidiary, responsible for production, sales, human resources and controlling. Detlef Spigiel studied engineering and economics at the University of Dortmund and graduated in 1979 with a degree in engineering and in 1981 with a degree in economics.

He is a member of the supervisory boards of Voss Automotive GmbH, Wipperfuerth, and ZWILLING Henckels AG, Solingen as well as of the advisory board of EUROPART Holding GmbH, Hagen.

SUPERVISORY BOARD

         The supervisory board monitors and advises the management board in its management of our business. At regular intervals, it discusses business development, planning, strategy and implementation. It also approves the annual financial statement of Grohe AG as well as Grohe group's consolidated financial statements and appoints the auditor in accordance with the relevant shareholders' resolution. In addition, the supervisory board appoints and removes the members of the management board, determines their remuneration and allocates their responsibilities.

         The supervisory board of Grohe AG consists of 12 members of which six are elected by the shareholders, and six are elected by employees pursuant to the provisions of the German Co-Determination Law of 1976 (MITBESTIMMUNGSGESETZ
1976).

         Currently, our supervisory board and the supervisory board of Grohe Geschaftsfuehrungs AG, the general partner of Grohe Water Technology, consist of the following members who can be contacted at our principal executive office address:

         DR. HELLMUT K. ALBRECHT was born in 1940 and is a management consultant. Dr. Albrecht has been a member of the supervisory board of Grohe Geschaftsfuehrungs AG since 1999. He is also chairman of the supervisory board of Pro beam AG & Co. KGaA and member of the supervisory board of Kerr Inc.

         DR. BERND KORTUEM was born in 1942 and is a merchant. Dr. Kortuem joined the supervisory board of Grohe Geschaftsfuehrungs AG in 2000.

         JENS REIDEL was born in 1951 and is a partner of and business consultant with BC Partners. Jens Reidel has been a member of the supervisory board of Grohe Geschaftsfuehrungs AG since 1999. He is also chairman of the supervisory board of KTM Group GmbH and member of the supervisory boards of Sanitec International AG and Sanitec Oy.

         DR. UDO SIMMAT was born in 1951 and is partner in the German law firm CMS Hasche Sigle since 1983. He has acted, and continues to act, as legal counsel to us and to BC Partners, an adviser to the BC Funds. Udo Simmat was a member of the advisory board of Grohe Holding GmbH, which was in place from 1999 until the conversion of Grohe Holding GmbH into Grohe AG in 2003. He is also member of the supervisory board of Sanitec International AG.

         DR. RAINER S. SIMON was born in 1950 and is chief executive officer of Sanitec AG, chief executive officer and president of Sanitec Oy, a member of the board of directors of Sanitec International S.A., chairman of the supervisory board of Sanitec Kolo Sp.z o.o. and a member of the supervisory board of Grohe Geschaftsfuehrungs AG since 2002. Dr. Simon is also chairman of the supervisory board of KERAMAG Keramische Werke AG, president of the board of directors of Domino Spa and Pozzi-Ginori Spa, chairman of the board of directors of Ido Kylpyhuone Oy and of Ifoe Sanitar AB, and member of the board of directors of Lecico Egypt S.A.E. as well as Uponor Oy.

         DR. ULRICH WOEHR was born in 1934 and is a management consultant. He is also chairman of the supervisory board of ATKON AG and a member of the supervisory boards of Sanitec International AG and Sanitec Oy.

         GUSTEL STOCKMAYER was born in 1944 and is managing director of the metal workers' union, IG Metall Offenburg. Mr. Stockmayer joined the supervisory board of Friedrich Grohe AG in 1993 and served until the conversion of Friedrich Grohe AG into a limited partnership in 2000, at which time he joined the supervisory board of Grohe Geschaftsfuehrungs AG.

         PETER PAULOKAT was born in 1951 and is a full time member of our works council. Mr. Paulokat was a member of the supervisory board of Friedrich Grohe AG from 1993 until the conversion of Friedrich Grohe AG into a limited partnership, at which time he joined the supervisory board of Grohe Geschaftsfuehrungs AG.

         JUERGEN HUMPERT was born in 1942 and is head of product development for SanitarySysytems. He has been a member of the supervisory board of Grohe Geschaftsfuehrungs AG since 2001.

         PETER KUERSCHNER was born in 1942 and is managing director of the metal workers' union, IG Metall Werdohl-Iserlohn. Mr. Kuerschner joined the supervisory board of Grohe Geschaftsfuehrungs AG in 2002. He is also deputy chairman of the supervisory board of Stadtwerke Altena AG and a member of the supervisory boards of Plettac AG.

         ANDREAS PILOTI was born in 1951 and is a group leader in our quality assurance department and is a member of our works council. Mr. Piloti joined the supervisory board of Friedrich Grohe AG in 1999 and served until the conversion of Friedrich Grohe AG into a limited partnership, at which time he joined the supervisory board of Grohe Geschaftsfuehrungs AG.

         ANDREA FIEDLER was born in 1965 and is a group leader in our payroll department. Andrea Fiedler has been a member of our supervisory board since 2003.

         Dr. Albrecht, Dr. Kortuem, Mr. Reidel, Dr. Simmat, Dr. Simon and Dr. Woehr were elected by the shareholders and have been appointed until the end of the general shareholders' meeting that will determine board responsibilities for the year 2008.

         Mr. Peter Paulokat, Mr. Andreas Piloti and Ms. Andrea Fiedler are our employees and were elected as representatives of the employees. Mr. Gustel Stockmayer and Mr. Peter Kuerschner were elected as representatives of the trade union. Mr. Juergen Humpert also is our employee and was elected as representative of management. The appointments of these supervisory board members are effective until 2008.

         Dr. Karsten Heider, a partner of the law firm of CMS Hasche Sigle, legal counsel to us and BC Partners, was elected as substitute member for the representatives of the shareholders. Mr. Ulrich Wegner was elected as a substitute member for the representative of management. Substitute members become members of the supervisory board if the period of office of the member to be substituted terminates early.

         The supervisory board has issued by-laws in accordance with applicable law and the articles of association of Grohe AG.

6.B.     COMPENSATION

         The members of the supervisory board receive compensation of EUR12,000 for each full year in which they are members of the supervisory board. The chairman of the supervisory board receives EUR24,000, and the deputy chairman receives EUR18,000. Members of committees of the supervisory board receive an additional EUR3,000 per committee per year and an additional EUR6,000 per committee per year if they are chairman of the committee. However, no member of the supervisory board may receive a total fixed compensation of more than twice the basic fixed amount of compensation as a member of the supervisory board or as chairman or as deputy chairman, as the case may be.

         The members of the supervisory board also receive additional flexible compensation which is determined at a shareholders' meeting. The basis for the determination of the additional flexible compensation shall be our consolidated ordinary operating results adjusted by provisions and allowances. This additional flexible compensation, however, shall not exceed EUR12,000 for any individual member of the supervisory board.

         For their services from October 7, 2003, the day on which the conversion of the legal form of Grohe AG from a limited liability company to a stock corporation became effective and the supervisory board began its term of office, until December 31, 2003, the members of our supervisory board received an aggregate total compensation of EUR85,453 from Grohe AG. Additionally, the members of our supervisory board received an aggregate total compensation of EUR195,451 from Grohe Geschaftsfuehrungs AG for their term of office in 2003 as members of the supervisory board of Grohe Geschaftsfuehrungs AG through October 6, 2003. Prior to the conversion to Grohe AG on October 7, 2003, Grohe Holding had an advisory board consisting of three members. The members of that advisory board received an aggregate total compensation of EUR60,928 for their term of office in 2003.

         The total remuneration of the members of the management board for their services in 2003 amounted to EUR2.7 million. The management board members did not receive any additional payments from any subsidiaries.

         The members of the supervisory board and the members of the management board, as members of the management board of Grohe AG, do not receive a pension. The rights of the members of the management board upon termination are derived from their employment and pension agreements with Grohe Geschaftsfuehrungs AG, which cover all their activities with respect to the Grohe group. Upon resigning from the Grohe group, a director is entitled to a transitional payment or, if appropriate, a pension.

         Mr. Koerfer-Schuen, Mr. Spigiel, Mr. Heck and Mr. Grimm are entitled to receive pensions as members of the management board of Grohe Geschaftsfuehrungs AG, the general partner of Grohe Water Technology. As of December 31, 2003, total pension liabilities of Grohe Geschaftsfuehrungs AG for Mr. Koerfer-Schuen, Mr. Spigiel, Mr. Heck and Mr. Grimm, were EUR3.9 million. There are also pension liabilities for the former directors, Dr. Hoevermann and Mr. Baab, in the amount of EUR2.5 million.

         A member of the management board who becomes permanently occupationally disabled is entitled to an invalidity pension. In the event of death, the regular salary is paid to the member of the management board's estate for the four months following the date of death. Thereafter, the company must pay a widow's or orphan's pension, if appropriate. These payments and pensions are calculated on the basis of the last fixed salary, the age of the director and the length of employment with the company. Supervisory board members receive no remuneration in case of termination.

6.C.     BOARD PRACTICES

         The supervisory board has formed an executive and personnel committee, consisting of Dr. Hellmuth K. Albrecht, Jens Reidel, Gustel Stockmayer and Peter Paulokat. The executive and personnel committee is responsible for the conclusion, amendment and termination of agreements of any kind with members of the management board, such as employment contracts, pension agreements, loan agreements, or non-compete agreements. The executive and personnel committee also consents on behalf of the supervisory board to those transactions of the management board which require supervisory board approval.

         The audit committee of the supervisory board consists of Dr. Ulrich Woehr, Dr. Hellmut K. Albrecht, Peter Kuerschner and Juergen Humpert. The audit committee is responsible for, among other things, accounting and risk management issues, the independence of the auditor, providing audit instructions to the auditor, approving audit (and any non-audit) services that the auditor performs, determining the focus for the audit and negotiating and approving annual audit fees. See "Item 16.C. Principal Accountant Fees and Services".

         The presence of at least one half of members of the supervisory board is required for a quorum. The supervisory board passes resolutions based on a simple majority vote. In case of a tie, the vote on the resolution is repeated. In case of a further tie, the chairman of the supervisory board, who is selected by the shareholder representatives on the supervisory board, casts the deciding vote.

6.D.     EMPLOYEES

         The following table sets forth information about our average number of employees by business segment.

                                                               2003            2002               2001
                                                               ----            ----               ----
Germany and direct exports................                     4,521           4,620             4,815
Europe excluding Germany..................                       715             684               673
Overseas..................................                       578             502               468
                                                               -----           -----             -----
Average number of employees...............                     5,814           5,806             5,956
Apprentices...............................                       166             171               171
                                                               -----           -----             -----
Average number of employees
   including apprentices..................                     5,980           5,977             6,127
                                                               -----           -----             -----

         We have not suffered a material work stoppage or strike, and we consider our relations with our employees and their unions to be satisfactory. We are subject to mandatory collective bargaining agreements with most of our employees in our German production facilities. German law prohibits us from asking our employees if they are members of unions. Accordingly, we do not know how many of our employees are union members. In general, our employees in Germany fall under the scope of the German Dismissal Protection Act (KUENDIGUNGSSCHUTZGESETZ), which act restricts our ability to terminate employment relationships unilaterally.

6.E.     SHARE OWNERSHIP

         The only members of the supervisory board who hold shares in Grohe AG are Dr. Simon and Dr. Albrecht who hold 352,500 and 59,900 shares, or 0.69% and 0.12%, respectively. The members of the management board hold shares in Grohe AG as follows: Mr. Koerfer-Schuen holds 352,500 shares, or 0.69%; Mr. Grimm holds 185,600 shares, or 0.36%; Mr. Heck holds 185,600 shares, or 0.36%; and Mr. Spigiel holds 228,050 shares, or 0.44%. The total combined interest of members of the management and supervisory boards in Grohe AG is currently 2.66%. See "Item 7.A. Major Shareholders".

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.     MAJOR SHAREHOLDERS

         Grohe AG's total share capital amounted to EUR51,374,300 as of April 28, 2004. Based on information available to us, we believe that Grohe AG has one shareholder of record in the United States holding approximately 3.3% of its shares.

         The following table sets out information regarding ownership of more than five percent of the shareholding and the management interests in Grohe AG as of the date of this annual report:

IDENTITY OF PERSON OR GROUP                                                     NUMBER OF SHARES    PERCENTAGE
---------------------------                                                     ----------------    ----------
BC Funds (if calculated together).......................................            19,661,050 (1)     38.27
Teabar Capital Corporation..............................................            10,722,950         20.87
Caisse de depot et placement du Quebec..................................             8,223,750         16.01
BdW Beteiligungsgesellschaft fur die Deutsche Wirtschaft mbH & Co. KG                2,824,850          5.50
HVB-Offene Unternehmensbeteiligungs-AG..................................             2,824,850          5.50
South Light Investment Pte Limited......................................             2,824,850          5.50
Management..............................................................             1,364,150 (2)      2.66

___________

(1) This figure includes BC European Capital V which holds 1,016,950 shares or 1.98%, BC European Capital VI which holds 18,575,050 shares or 36.16% and also includes direct investments from executives of BC Partners in France who together hold 69,050 shares or 0.13%.

(2) This figure includes Mr. Peter Koerfer-Schuen, Dr. Rainer S. Simon, Mr. Detlef Spigiel, Mr. Michael Grimm, Mr. Stephan Heck and Dr. Hellmut K. Albrecht.

         For over 15 years, BC Partners has been a well-known private equity firm in Europe. Since it was founded in 1986, BC Partners has advised seven private equity funds with a total of more than EUR6.0 billion under management. In this time, 55 European transactions have been consummated with an aggregate transaction value of approximately EUR32 billion. BC Partners is the exclusive adviser to the 19 BC Funds limited partnerships, which, if calculated together, own 38.1% of Grohe AG. The 19 BC Funds limited partnerships are established under the laws of England and Wales.

         The second largest shareholder in Grohe AG is Teabar Capital Corporation, with an interest of approximately 20.9%. Teabar Capital Corporation is wholly-owned by the Ontario Teachers' Pension Plan Board, which has an interest in the BC Funds of approximately 14.4%. Caisse de depot et placement du Quebec is the third largest shareholder in Grohe AG, with an interest of approximately 16.0%, and the Caisse de depot group, to which Caisse de depot et placement du Quebec belongs, has an interest in the BC Funds of approximately 6.4%. Caisse de depot et placement du Quebec is the pension fund of the public servants of the Province of Quebec, Canada. Neither Teabar Capital Corporation, Ontario Teachers' Pension Plan Board, Caisse de depot et placement du Quebec nor the Caisse de depot group is affiliated with the BC Funds or their advisers, other than as investors in the BC Funds. Share ownership of management increased by EUR371,200 in 2002.

         Our supervisory board has broad powers with respect to our management and, indirectly, Grohe Beteiligungs, including the appointment, dismissal and supervision of our members of the management board. Four members of the twelve member supervisory board are appointed, and can be removed, by the shareholders upon the recommendation of Teabar Capital Corporation and 13 of the 19 BC Funds together with seven individual entities acting jointly. Two other members are appointed, and can be removed, by the shareholders upon the recommendation of 13 of the 19 BC Funds together with seven individual entities. Currently, one member as well as one substitute member of the supervisory board are partners in the law firm of CMS Hasche Sigle, which firm provides legal advice to us and BC Partners. All shareholders have equal voting rights under our articles of association. However, pursuant to a shareholders agreement among all the shareholders of Grohe AG, the other shareholders of Grohe AG have agreed to support commercially reasonable proposals of 13 of the 19 BC Funds together with seven individual investors in relation to the activities of Grohe AG. However, it may not be possible to enforce that agreement under German law in a timely manner if other shareholders do not vote as agreed.

         Management participation in Grohe AG currently consists of Mr. Koerfer-Schuen, Dr. Simon, Mr. Spigiel, Mr. Grimm, Mr. Heck and Dr. Albrecht, who together have a combined interest of 2.66% in Grohe AG. See "Item 6. Directors, Senior Management and Employees."

7.B.     RELATED PARTY TRANSACTIONS

         The BC Funds, if calculated together, own 38.1% of Grohe AG as of December 31, 2003. BC Partners is the advisor to the BC Funds. In 2003 we incurred certain expenses on behalf of the BC Funds in the amount of EUR1.0 million that we expect to be reimbursed in 2004.

         Funds advised by BC Partners are collectively the largest shareholders of Sanitec International AG, owning over a 75% direct and indirect interest in Sanitec International AG. In addition, Dr. Rainer S. Simon, chairman of the management board and chief executive officer of Sanitec International AG, was one of our managing directors until March 2002 and currently is a member of our supervisory board and of the supervisory board of Grohe Geschaftsfuehrungs AG, the general partner of Grohe Water Technology. Also, the chairman of our management board and chief executive officer, Peter Koerfer-Schuen, is a member of the supervisory board of Sanitec Oy. In the years ended December 31, 2001, 2002 and 2003, we sold subsidiaries of Sanitec International AG various products for the approximate aggregate total amount of EUR0.8 million, EUR0.9 million and EUR0.8 million, respectively.

         Dr. Udo Simmat is a member of our supervisory board and is a member of Grohe Geschaftsfuehrungs AG's supervisory board and is a partner of the law firm of CMS Hasche Sigle, our counsel. Dr. Karsten Heider, a substitute member of our supervisory board, also is a partner in the law firm of CMS Hasche Sigle. In addition, CMS Hasche Sigle has represented, and continues to represent, BC Partners, which is the advisor to the 19 BC European Capital limited partnerships which together own approximately 38.1% of Grohe AG.

         Mr. Jens Reidel is a member of our supervisory board and is a member of GROHE Geschaftsfuehrungs AG's supervisory board and is a managing director of BC Partner GmbH Beteiligungsberatung, which provides advisory services to us and our subsidiaries. Since August 1, 1999, BC Partner GmbH Beteiligungsberatung has provided consulting services for a fixed fee of EUR127,823 per year. The total amounts paid to BC Partner GmbH Beteiligungsberatung for the years ended December 31, 2001, 2002 and 2003 were EUR145,796, EUR127,828, and EUR133,725.

         Dr. Bernd Kortuem is a member of our supervisory board, is a member of GROHE Geschaftsfuehrungs AG's supervisory board and is a managing director of Norddeutsche Vermoegen Holding GmbH & Co. Norddeutsche Vermoegen Holding GmbH & Co., is the parent company of Immobilienverwaltungsgesellschaft "Aqua-Carre Berlin" mbH & Co. KG. In June 2002, we sold one of our former production sites located in Berlin, Germany for EUR5.9 million to Immobilienverwaltungsgesellschaft "Aqua-Carre Berlin", at which time we received the first EUR1.96 million installment of the purchase price. The remaining installment of EUR1.96 million is to be paid in March 2006. As these installments do not bear interest, we have imputed interest at a rate of 5% resulting in a net present value of the purchase price of EUR5.4 million as of June 2002.

         In July 1999, 13 of the 19 BC Funds limited partnerships provided a loan of EUR185.3 million to Grohe Holding GmbH, now Grohe AG, and Teabar Capital Corp., Toronto, Canada, provided a loan of EUR73.2 million to Grohe Holding GmbH. In the period from August to December 1999, BC Funds limited partnerships and Teabar Capital Corp. syndicated part of these loans as follows:

o they syndicated loans in an amount of EUR42.6 million to Capital d'Amerique CDPQ, Montreal which subsequently transferred its investment in Grohe AG to its affiliate Caisse de depot et placement de Quebec; and

o they syndicated loans in an amount of EUR58.7 million to other shareholders.

         Mr. Cornelius Geber, a member of the advisory board of Grohe Holding prior to its conversion to Grohe AG, holds 10,150 shares and Dr. Hellmut K. Albrecht holds 59,900 shares in Grohe AG. In July 2001, Mr. Geber and Dr. Albrecht provided shareholder loans to us in an aggregate amount of EUR0.4 million.

         The loans from related parties and shareholders bear interest at a nominal rate of 5% per year. Principal and interest payments are not due prior to the complete settlement of all claims of the creditors under the senior credit facility. In the course of the issuance of our notes in November 2000, principal and interest payments were subordinated to the repayment of the notes until November 2010.

         On April 4, 2003 we partially refinanced our loans from related parties and shareholders with proceeds from our new senior facility. We made a cash payment of EUR200.0 million to related parties and shareholders to repay EUR154.9 million of principal and EUR45.1 million accrued interest at the contractual rate of 5%. As of December 31, 2003, the total outstanding principal amount of these loans was EUR104.7 million.

7.C.     INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

8.A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

8.A.1. TO 8.A.4.

         Please refer to Item 18 "Financial Statements" and to pages F-1 to F-65.

8.A.5.

         Not applicable.

8.A.6.  EXPORT SALES

         In the year ended December 31, 2003, our total sales were EUR884.8 million. Sales in Europe excluding Germany accounted for approximately EUR449.9 million or 50.8% of our total sales, and sales in markets outside of Europe accounted for approximately EUR219.5 million or 24.8% of our total sales, resulting in total sales outside Germany of EUR669.4 million or 75.6% of our total sales. Since we have our major production facilities in Germany, almost all our sales in markets outside Germany are export sales.

8.A.7.  LEGAL PROCEEDINGS

         We are a party to routine litigation incidental to the normal conduct of our business. We do not believe that liabilities related to those proceedings, in the aggregate, are likely to be material to our financial condition or results of operation. In addition, we are a party to the following proceedings.

         In March 2000, Friedrich Grohe AG was converted from a stock company to a limited partnership, now Grohe Water Technology. This conversion was subsequently challenged by a number of minority shareholders. The claimants particularly seek the removal of the entry of Grohe Water Technology from the commercial register, the nullification of the resolution to convert and the invalidation of the year 2000 financial statements of Grohe Water Technology. The proceedings for removal of the entry of Grohe Water Technology have been unsuccessful for the plaintiffs in the court of last instance. Some plaintiffs instituted extraordinary proceedings with the German Federal Constitutional Court, which are still pending. All further proceedings have been suspended until the decision of the German Federal Constitutional Court. To date all court decisions on the merits of these claims have been in favor of Grohe Water Technology.

         In addition, some minority shareholders are seeking an increase of the mandatory cash settlement offer that Grohe Water Technology made to those shareholders who objected to the resolution authorizing the conversion and seek an additional compensation payment for alleged disadvantages they suffered from the conversion. If the claims seeking an increase of the mandatory cash settlement offer are successful, Grohe Water Technology will be obligated to pay a higher cash settlement to those shareholders who objected to the resolution authorizing the conversion, representing 1.7% of the original share capital of Friedrich Grohe AG. If the claims for an additional compensation payment are successful, Grohe Water Technology will be obligated to pay additional compensation to all minority shareholders. In February of 2004, the expert appointed by the court reported on the value of Friedrich Grohe AG and how this value was allocated to the different classes of shares. Should the court accept this valuation, Grohe Water Technology will be obligated to make additional cash payments of approximately EUR9.2 million to minority shareholders. The court is not bound by the valuation of the expert, however, and may determine that Grohe Water Technology must make a higher or lower cash payment.

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

10.A.    SHARE CAPITAL

         Refer to Item 10.B.3.

10.B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

10.B.1.  REGISTRATION

         Grohe AG is a stock corporation (AKTIENGESELLSCHAFT) organized in the Federal Republic of Germany and was entered in the commercial register of Local Court of Iserlohn under file number HRB 2770 on October 6, 2003. Pursuant to our Articles of Association, our corporate purpose is the development, manufacturing and sale of sanitary fittings, accessory, systems and components in the sanitary engineering sector and the sale and purchase of products of any kind. We may conduct all types of business which either directly or indirectly serve this corporate purpose. We may establish branch offices within Germany and abroad and may establish, acquire or lease enterprises that have the same or a similar corporate purpose and may enter into subordination and profit and loss transfer agreements.

10.B.2.  DIRECTORS' POWERS

         Under section 181 of the German Civil Code, there is a general prohibition against any person concluding a legal transaction in which he, acting in his own or representative capacity, is a party or representative on either side. There are, however, certain exemptions from this requirement which can be provided through a company's articles of incorporation or through shareholder or board resolutions. Under our articles of association, our supervisory board may grant general exemptions or exemptions for individual transactions, and, in the past, our advisory board has granted exemptions for individual transactions.

         None of our management board members may determine his own compensation or the compensation of another director of Grohe AG. Our management board members and supervisory board members only may obtain loans from us with the approval of the supervisory board. Pursuant to our articles of association, the appointment of management board members automatically terminates on the sixty-third birthday of a management board member, and the appointment of a supervisory board member automatically terminates at the end of the shareholders' meeting following that member's seventieth birthday. Our articles of association do not contain a requirement that our directors maintain a minimum holding of our shares. Refer to Item 6.A. "Directors and Senior Management" above.

10.B.3.  SHARE RIGHTS, PREFERENCES AND RESTRICTIONS

         Our share capital amounts to EUR51,374,300, divided into 51,374,300 registered shares, with no par value representing EUR1.0 each of share capital. We have one class of shares, and it is not certificated. Each share entitles the shareholder to one vote at a shareholders' meeting.

         Under our shareholders' agreement, the right to propose the six shareholder-appointed members of our supervisory board, which consists of a total of 12 members, is limited to BC European Capital VI 1 through 12, BC European Capital VI 14, together with seven individual investors and Teabar Capital Corp. BC European Capital VI 1 through 12, and BC European Capital VI 14 together with seven individual investors and Teabar Capital Corp. are entitled to propose jointly four members of the supervisory board. Two other members may be proposed solely by BC European Capital VI 1 through 12, and BC European Capital VI 14 together with seven individual investors. Only if BC European Capital VI 1 through 12, and BC European Capital VI 14 together with seven individual investors choose not to exercise their right to propose two other members are the remaining shareholders entitled to elect other members to the supervisory board.

         Each shareholder is entitled to receive, in proportion to their nominal share capital, any dividend we declare. Under the German stock corporation act, we may declare and pay dividends only from annual net profits from the German statutory annual financial statements of Grohe AG. For each fiscal year, the management board prepares the annual financial statements and submits them to the supervisory board with its proposal as to the appropriation of the annual net profit. The proposal sets forth the amounts of annual net profit to be paid out as dividends, transferred to retained earnings, or carried forward to the next fiscal year. Upon approval by the supervisory board, the management board and the supervisory board submit their combined proposal to the shareholders at the annual shareholders' meeting, which ultimately determines the appropriation of annual net profits, including the amount of the annual dividends.

         If we are liquidated, we will use the liquidation proceeds first to pay all our creditors, then for distribution among our shareholders, in proportion to the number of shares held.

         We may not acquire our own shares unless so authorized by a resolution duly adopted by our shareholders at a general meeting or in other very limited circumstances set forth in the German stock corporation act.

         The German stock corporation act generally limits share repurchases to 10% of share capital. In addition, any shareholders' resolution that authorizes us to repurchase shares may not remain in effect for a period of longer than 18 months.

10.B.4.  CHANGE OF RIGHTS OF HOLDERS

         In order to change the rights of the holders of our shares, an amendment to our articles of association is required. By law, this amendment generally requires consent of the holders of at least three-quarters of our share capital present at the shareholders' meeting. In the case of amendments that would impose an additional duty upon our shareholders or change certain rights attaching to our shares, the approval of all affected shareholders is required. Our articles of association do not require the consent of the holders of a greater percentage than what applicable law requires.

10.B.5.  MEETINGS OF SHAREHOLDERS

         Under German law the annual shareholders' meeting (ORDENTLICHE HAUPTVERSAMMLUNG) of a stock corporation is required to be held during the first eight months of each fiscal year of the company and is called by the management board. Shareholders holding an aggregate of at least 5% of a company's registered share capital may require the management board to call an extraordinary shareholders' meeting. Additionally, shareholders holding an aggregate of at least 5% or EUR500,000 of a company's registered share capital are entitled to demand that items subject to the resolution of the shareholders at the shareholders' meeting be published as additional agenda items in the German Electronic Federal Gazette (ELEKTRONISCHER BUNDESANZEIGER).

         Under our articles of association, in order to participate in the shareholders' meeting and to exercise voting rights, a shareholder must be registered in the shareholders' register on the day of the meeting and give notice of intent to attend at least seven days prior to the meeting.

         A notice of the shareholders' meeting must be published in the German Electronic Federal Gazette at least one month prior to the end of the last day on which the shareholders are entitled to give notice that they will attend the meeting. Neither the German Stock Corporation Act nor our articles prescribe any minimum quorum requirement for such shareholders' meetings.

         Shareholders may appoint proxies to represent them at shareholders' meetings. Proxies are revocable at any time. Upon calling a shareholders' meeting, we will name a proxy holder whom the shareholders may authorize to vote their shares pursuant to specific instructions. The proxies can be given in writing, by fax or any other electronic means that we indicate in the notice of the shareholders' meeting.

         Resolutions are generally passed with a simple majority of the votes cast at the meeting. Resolutions that require a capital majority are passed with a simple majority of the share capital present at the meeting, unless statutory law or our articles of association require otherwise. Under the German stock corporation act, for example, a number of significant resolutions must be passed by a vote of at least 75% of the share capital present at the meeting. This 75% capital majority requirement applies to the following matters:

o amendments of our articles of association with respect to our business purpose (except amendments that would impose an additional duty on our shareholders or change certain rights and obligations attaching to our shares, which require the approval of all shareholders concerned);

o        capital decreases;

o        exclusion of pre-emptive rights in connection with a capital increase;

o        the creation of authorized capital or conditional capital;

o        dissolution;

o merger or consolidation with another stock corporation or certain other corporate changes;

o        transfer of all or substantially all of our assets; and

o the approval of any direct control, profit and loss transfer or similar intercompany agreements.

10.B.6.  OWNERSHIP LIMITATIONS

         There are no restrictions on who may hold interests in the company, but the transfer of shares to unaffiliated third parties requires the approval of the supervisory board.

10.B.7.  CHANGE IN CONTROL

         The transfer of an equity interest, other than a transfer to affiliated companies, requires the written consent of the supervisory board. Therefore, by withholding consent, the supervisory board can prevent a merger, take-over or similar transaction.

10.B.8.

         Not applicable.

10.B.9.

         Not applicable.

10.B.10

         Not applicable.

10.C.    MATERIAL CONTRACTS

SENIOR CREDIT FACILITY

GENERAL

         Our senior credit facility consists of four facilities: three term loan facilities, A1, A2 and B, in an initial aggregate amount of up to EUR550.0 million, and the revolving facility, in an aggregate amount of up to EUR50.0 million. Grohe Beteiligungs is the borrower under term loan facilities A2 and B; Grohe Water Technology is the borrower under term loan facility A1, A2 and the revolving facility. Upon the satisfaction of certain conditions described in the senior credit facility, Grohe Water Technology may become the borrower under all or a portion of term loan facility A2, and Grohe Beteiligungs will be released as borrower for that portion of term loan facility A2 assumed by Grohe Water Technology. A wholly-owned subsidiary of Grohe Water Technology may become an additional borrower upon the satisfaction of certain conditions in the senior credit facility. Term loan facilities A1 and A2 amortize semi-annually over approximately seven years with the final payment due on December 20, 2009. Facility B requires payments of interest at the end of each interest period and one repayment of principal on July 20, 2010.

SECURITY

         The indebtedness under our senior credit facility is secured by substantially all the assets of Grohe Beteiligungs and Grohe Water Technology including equity interests they hold in their respective subsidiaries. After a qualifying public offering, all security interests in Grohe Beteiligungs' assets will be released so long as Grohe Beteiligungs and Grohe Water Technology do not incur any liens on any of their assets unless such liens also secure the senior credit facility. The senior credit facility states that a "qualifying public offering" is as an initial public offering of our shares, or of shares of a company that wholly owns us, so long as, after giving effect to the proceeds of such offering, the ratio of Total Net Debt to EBITDA is less than 2.5 to 1, and no default has occurred and is continuing.

COVENANTS

         The senior credit facility contains customary financial covenants, based on financial data produced under accounting principles generally accepted in Germany, including, without limitation:

o The requirement that the ratio of Consolidated Operating Cash Flow to Net Debt Service for the year prior to each March 31, June 30, September 30 and December 31 shall not be less than 1.0 to 1.

o The requirement to maintain the following minimum ratios of EBITDA to Consolidated Net Finance Charges for each financial quarter specified below:

                Financial Quarter
                -----------------
                January 2004 - March 2004                     2.70 to 1
                April 2004 - June 2004                        2.70 to 1
                July 2004 - September 2004                    2.75 to 1
                October 2004 - December 2004                  2.75 to 1
                January 2005 - March 2005                     2.95 to 1
                April 2005 - June 2005                        3.10 to 1
                July 2005 - September 2005                    3.25 to 1
                October 2005 - December 2005                  3.40 to 1
                January 2006 - March 2006                     3.55 to 1
                April 2006 - June 2006                        3.65 to 1
                July 2006 - September 2006                    3.80 to 1
                October 2006 - December 2006                  3.90 to 1
                January 2007 - March 2007                     4.00 to 1
                April 2007 - June 2007                        4.10 to 1
                July 2007 - September 2007                    4.20 to 1
                After September 30, 2007                      4.25 to 1

         After the occurrence of a qualifying public offering, the above ratios shall be not less than 2.50 to 1 for each financial quarter or, for the purpose of the incurrence test referred to in paragraph (f) of the definition of permitted transaction in the senior credit facility, 3.00 to 1.

o The requirement to remain under the following maximum ratios of Total Net Senior Debt to EBITDA, prior to the occurrence of a qualifying public offering:

                Financial Quarter
                -----------------
                March 31, 2004                                3.00 to 1
                June 30, 2004                                 2.90 to 1
                September 30, 2004                            2.85 to 1
                December 31, 2004                             2.75 to 1
                March 31, 2005                                2.75 to 1
                June 30, 2005                                 2.50 to 1
                September 30, 2005                            2.40 to 1
                December 31, 2005                             2.25 to 1
                March 31, 2006                                2.25 to 1
                June 30, 2006                                 2.00 to 1
                September 30, 2006                            1.90 to 1
                December 31, 2006                             1.75 to 1
                March 31, 2007                                1.75 to 1
                June 30, 2007                                 1.65 to 1
                September 30, 2007                            1.60 to 1
                December 31, 2007 and thereafter              1.50 to 1

o The requirement to remain under the following maximum ratios of Total Net Debt to EBITDA for each financial quarter specified below which is before the occurrence of a qualifying public offering:

                Financial Quarter
                -----------------
                March 31,2004                                 4.30 to 1
                June 30, 2004                                 4.20 to 1
                September 30, 2004                            4.15 to 1
                December 31, 2004                             4.10 to 1
                March 31, 2005                                4.10 to 1
                June 30, 2005                                 3.85 to 1
                September 30, 2005                            3.75 to 1
                December 31, 2005                             3.60 to 1
                March 31, 2006                                3.60 to 1
                June 30, 2006                                 3.30 to 1
                September 30, 2006                            3.15 to 1
                December 31, 2006                             3.00 to 1
                March 31, 2007                                3.00 to 1
                June 30, 2007                                 2.75 to 1
                September 30, 2007                            2.65 to 1
                December 31, 2007 and thereafter              2.50 to 1

o After the occurrence of a qualifying public offering the maximum ratios of Total Net Debt to EBITDA for each financial quarter specified below will be:

                Financial Quarter
                -----------------
                March 31, 2004 through December 31, 2006      4.00 to 1
                March 31, 2007 and thereafter                 3.00 to 1

         The senior credit facility includes operating covenants relating to limitations on acquisitions, investments, indebtedness, mergers, sales of assets and dividends.

         Prior to a qualifying public offering, the limitations on operations include the following:

o acquisitions and any related indebtedness are permitted so long as the aggregate consideration, including any of the targets' debt we assume, does not exceed EUR25.0 million since the date of the senior credit facility. If the consideration for acquisitions is between EUR25.0 million and the sum of EUR100.0 million and the amount allocated in the budget in any financial year which we have not spent or committed, then we must demonstrate that the target company can meet its payment obligations for the next year without any support from us or our subsidiaries. If the consideration exceeds the sum of EUR100.0 million and the amount allocated in the budget in any financial year which we have not spent or committed, then we must finance the excess by cash contributions from our direct or indirect shareholders or from additional indebtedness permitted under the financial covenants;

o investments in joint ventures are permitted so long as they do not in the aggregate exceed EUR40.0 million;

o indebtedness which is not otherwise restricted under the senior credit facility is limited to EUR25.0 million in the aggregate at any time outstanding;

o mergers of the members of the Group are permissible, but if any borrower or guarantor under the senior credit facility merges it must be the surviving entity; and

o asset dispositions, in addition to customary exceptions, are permitted up to EUR5.0 million in any financial year.

         After the occurrence of a qualifying public offering, the operating covenants relating to limitations on acquisitions, investments, indebtedness, mergers and sales of assets will change as follows:

o acquisitions and any related indebtedness are generally permitted so long as the ratio of Total Net Debt to EBITDA does not exceed 3.0 to 1 on a pro forma basis for the four financial quarters after the acquisition;

o investments in joint ventures are permitted so long as they do not in the aggregate exceed EUR65.0 million;

o indebtedness which is not otherwise restricted under the senior credit facility is limited to EUR100.0 million in the aggregate at any time outstanding;

o        mergers are unrestricted;

o asset dispositions, in addition to customary exceptions, are permitted up to EUR100.0 million in any financial year with further limitations on sales of particular assets having a value of EUR30.0 million or more.

         In addition, after a listing of our shares or a qualifying public offering, partnership distributions to us from Grohe Beteiligungs are permitted so long as the conditions described in the subsection below "Permitted payments to us" are met.

         The senior credit facility defines "Consolidated Net Interest Expense" as Consolidated Net Finance Charges plus capitalized interest payable by us, Grohe Consult GmbH and Grohe Beteiligungs and its subsidiaries, or the Grohe AG group, to any person which is not a member of the Grohe AG group.

         The senior credit facility defines "Consolidated Net Finance Charges" as the aggregate amount of the consolidated interest, commission, fees, discounts, other finance payments and dividends payable or made by any member of the Grohe AG group INCLUDING any commission, fees, discounts and other finance payments payable by any member of the Grohe AG group under any interest rate hedging arrangement and excluding any capitalized interest but deducting (a) any commission, fees, discounts and other finance payments receivable by any member of the Grohe AG group under any interest rate hedging instrument permitted by the senior credit facility, (b) any interest receivable by any member of the Grohe AG group on any deposit (including from time deposit investments) or bank account from any member outside the Grohe AG group and (c) all fees and other finance payments incurred by any member of the Grohe AG group in connection with the senior credit facility, the purchase of Grohe Water Technology by Grohe AG or any acquisition permitted by the senior credit facility.

         The senior credit facility defines "Consolidated Operating Cash Flow" as, in respect of the Grohe AG group for any period (and on the basis that there is no double counting), EBITDA for that period:

         1. plus any increase or minus any decrease in provisions for liabilities other than short term liabilities (as defined in the senior credit facility) and charges made in respect of that period;

         2. plus any decrease, or minus any increase, in short term assets (as defined in the senior credit facility) during that period;

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

         8. minus any dividends actually paid in cash or cash dividends declared by any member of the Grohe AG group to any person who is not a member of the Grohe AG group during that period;

         9. plus any non-cash items charged or amortized and minus any non-cash items credited against the Grohe AG Group's consolidated profit and loss account during that period (but excluding the items referred to in the definition of EBITDA);

         10.      plus, to the extent not already taken account of in EBITDA,
                  (i) all payments by any vendor to a member of the Grohe AG group under any acquisition agreement relating to permitted acquisitions received in cash, in such period to the extent not applied in prepaying the term facilities and (ii) all payments received in cash in such period from any such vendor in respect of purchase price adjustments in respect of working capital, capital expenditure and other items set out in the acquisition agreement;

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

         14. plus any amounts to the extent funded from indebtedness incurred pursuant to paragraphs (n) of the definition of permitted indebtedness in the senior credit facility or, if and to the extent used to finance a permitted acquisition, (m) of the definition of permitted indebtedness in the senior credit facility, cash contributions (by the way of a capital increase or payment into the reserves in cash or in kind) made to Grohe Beteiligungs by its direct or indirect shareholders or by any loans granted to Grohe Beteiligungs or any of its restricted subsidiaries by a (direct or indirect) shareholder of Grohe Beteiligungs;

         15. plus any transaction costs paid in connection with the refinancing of the existing senior credit agreement and the repayment of certain of the shareholder loans, to the extent funded out of financial indebtedness (as defined in the senior credit facility) incurred by Grohe Beteiligungs or any of its restricted subsidiaries or additional equity provided to Grohe Beteiligungs or any of its restricted subsidiaries.

         The senior credit facility defines "EBITDA" as the aggregate of:

         1. the consolidated net income of the Grohe AG group for that period after taking into account profit attributable to minority interests, before deducting:

                           a.       any provision on account of taxation;

                           b.       Consolidated Net Interest Expenses;

                           c.       depreciation;

                           d. amounts of the value attributed to goodwill or stepup written-off during such period or charged to the profit and loss account of the Grohe Holding group during such period; and

                           e. amounts amortized against, or charged to, the profit and loss account of the Grohe AG group during such period in respect of fees, out of pocket costs and expenses and taxes incurred by any member of the Grohe AG group in connection with the senior credit facility, the purchase of Grohe Water Technology by Grohe AG or any permitted acquisition under the senior credit facility; and

         2.       any items treated as exceptional or extraordinary items.

         The senior credit facility defines "Indebtedness for Borrowed Money" as financial indebtedness other than any indebtedness with respect of paragraphs
(g) and (h) of the definition of such financial indebtedness.

         The senior credit facility defines "Net Debt Service" as the aggregate of:

         1.       Consolidated Net Finance Charges; and

         2. the aggregate of scheduled and mandatory payments (except for mandatory prepayments from excess cash) of any Indebtedness for Borrowed Money falling due but excluding any amounts falling due under any Indebtedness for Borrowed Money referred to in paragraph (e) of the definition of permitted indebtedness under the senior credit facility or under the revolving facility other than any payments required to be made in permanent reduction of the revolving facility and excluding the amount of any payment falling due under finance leases.

         The senior credit facility defines "Operating Excess Cash Flow" as Consolidated Operating Cash Flow of Grohe Water Technology and its subsidiaries for the period in question minus:

         1. (to the extent incurred by Grohe Water Technology and its subsidiaries) Net Debt Service (without double counting Consolidated Net Finance Charges) for such period;

         2. the amount of distributions made by Grohe Water Technology to Grohe Beteiligungs (including by way of withdrawals from the partners' accounts) in such period up to the amount necessary for Grohe Beteiligungs (a) to meet its scheduled payment obligations falling due in such period under the senior credit facility, (b) to make payments to Grohe AG during such period, if such payments are permitted under the senior credit facility, and (c) to finance payments due by Grohe Beteiligungs during such period, to the extent such payment obligation was not incurred in breach of the finance documents (as defined in the senior credit facility); and

         3. the amount of distributions made by to minority shareholders of Grohe Water Technology or any of its subsidiaries (including by way of withdrawals from the partners' accounts) in such period provided that with regard to distributions to minority shareholders of Grohe Water Technology, Grohe Water Technology is obliged by law to make such distributions and allow such withdrawals.

         The senior credit facility defines "Total Net Debt" as, at any time (without double counting), the aggregate amount of all obligations of any member of the Grohe AG group for or in respect of Indebtedness for Borrowed Money other than any such obligation to any other member of the Grohe AG group, including those in respect of shareholder loans, to the extent they constitute permitted indebtedness pursuant to paragraph (d) of the definition of permitted indebtedness in the senior credit facility, subordinated Grohe AG Shareholder loans and subordinated loans from Grohe Beteiligungs to Grohe AG in respect of the shareholder loan refinancing, minus cash and cash equivalents held by Grohe Beteiligungs or any of its restricted subsidiaries and, only for the purpose of determining whether a qualifying public offering has occurred, net initial public offering proceeds.

         The senior credit facility defines "Total Net Senior Debt" as, at any time (without double counting), the aggregate amount of all obligations of any Grohe AG group member under the finance documents and the original senior credit facility minus cash and cash equivalents held by Grohe Beteiligungs or any of its restricted subsidiaries, including cash on the escrow account.

INTEREST RATE AND FEES

         Initially, term loan facilities A1 and A2 and the revolving facility will bear interest at a rate of EURIBOR plus a margin of 2.25% per year and term loan facility B will bear interest at a rate of EURIBOR plus 2.75% per year. If any portion of the term loan facilities is in a currency other than euro, that portion will bear interest at a rate of LIBOR plus the applicable margin. At any interest payment date, the margin applicable to term loan facilities A1, A2 and B and the revolving facility may be reduced if the ratio of Total Net Debt to EBITDA for the relevant period meets the thresholds specified below:

                                                                      Applicable Margin
                                                                      -----------------
Ratio Total Net Debt to EBITDA                 Facility A1 and A2 and Revolving Facility            Facility B
------------------------------                 -----------------------------------------            ----------
Greater than or equal to 3.50 to 1                               2.25%                                2.75%
Greater than or equal to 3.00 to 1                               2.00%                                2.50%
Greater than or equal to 2.50 to 1                               1.75%                                2.25%
Less than 2.50 to 1                                              1.25%                                2.25%

         The first possible reduction in margin will become applicable for any interest period commencing after March 17, 2004. After a qualifying public offering, the margins set forth above will be reduced by 0.25% if certain requirements are met, provided however that the applicable margin for term loan facilities A1 and A2 and the revolving facility at no time will be less than 1.25%. The commitment fee for the revolving facility is no more than 0.625% for the undrawn amount available under the revolving facility.

MANDATORY PREPAYMENT

         The senior credit facility requires, among other things, the following to be used to make partial prepayments:

o certain portions from Operating Excess Cash Flow of Grohe Water Technology and its subsidiaries in any fiscal year until the earlier of a qualifying public offering or the time when the ratio of Total Net Debt to EBITDA falls below 2.5 to 1;

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

o proceeds from asset sales, other than in the ordinary course of business, so long as such asset sale occurred prior to a qualifying public offering; and

o any amounts received under an insurance policy claim, unless applied against the loss for which such amounts were received or such claim arose following a qualifying public offering.

EVENTS OF DEFAULT

         The senior credit facility contains customary event of default provisions, including, among others:

o failure to make payments under the senior credit facility or certain related documents;

o breach of covenants, including financial covenants, and representations and warranties;

o cross-default in respect of indebtedness in excess of EUR5.0 million with respect to payment defaults and cross-acceleration and EUR10.0 million otherwise;

o adverse changes to the partnership agreements of Grohe Beteiligungs and Grohe Water Technology;

o        insolvency, bankruptcy or similar events, subject to minor exceptions;

o        certain changes in the corporate structure; and

o the occurrence of any event or circumstance that may have a material adverse effect on (a) the business, assets or financial condition of Grohe Beteiligungs and its restricted subsidiaries taken as a whole;
         (b) the ability of an obligor to perform its payment obligations under the finance documents; (c) the ability of Grohe Beteiligungs to meet its obligations under Clause 23 (Financial Covenants) of the senior credit facility; or (d) the validity or enforceability of the finance documents or the rights or remedies of the agent, any arranger, the security agent, any lender, the hedge counterparties or any fronting bank under the finance documents.

UPSTREAM LOAN

         Pursuant to a loan facility agreement, which we refer to as the upstream loan, Grohe Beteiligungs lent Grohe Holding EUR125.0 million. The upstream loan bears interest at a rate of 12% per year to July 31, 2006, at 14% per year from August 1, 2006 to July 31, 2009 and at 16% per year thereafter until it matures on November 30, 2011. We may prepay the upstream loan and the interest accrued on the upstream loan in whole or in part by setting off our right to withdraw profits from Grohe Beteiligungs. To the extent the upstream loan and the interest accrued is not paid by set-off, we will repay those amounts on the earlier to occur of November 30, 2011 and the date on which all amounts payable in respect of our 11.5% senior notes have been repaid in full, which we refer to as the notes repayment date. No cash payments of interest are permitted prior to the notes repayment date. In accordance with the provisions of the indenture, we, Grohe Beteiligungs and the trustee entered into a subordination agreement. Under the subordination agreement, the upstream loan was subordinated to the 11.5% senior notes and Grohe Beteiligungs agreed not to exercise any remedies against us until the notes repayment date. As of December 31, 2003 Grohe AG set off principal outstanding under the upstream loan in the amount of EUR28.6 million and accrued interest in the amount of EUR11.4 million against its right to withdraw profits from Grohe Beteiligungs.

INDENTURE

GENERAL

         We issued EUR200 million of 11.5% senior notes, due November 15, 2010, pursuant to an indenture dated November 13, 2000 between us and The Bank of New York, London Branch, as trustee, as supplemented by a first supplemental indenture dated April 3, 2003. Our notes are unsecured obligations that rank equally with all of our other existing and future unsecured senior indebtedness and effectively are subordinate to all of the existing and future indebtedness, including trade payables, of our subsidiaries.

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

         In addition, we may redeem all, but not less than all, of the notes at 100% of their principal amount plus accrued interest, if we become obligated to pay additional amounts due to certain developments affecting taxation.

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

         The indenture also requires us to furnish to the noteholders and the trustee (1) all annual and quarterly financial information that would be required to be contained in a filing with the SEC on Forms 20-F and 10-Q if we were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual financial information, a report thereon by our certified independent accountants; and (2) all current reports on Form 6-K that would be required to be filed with the SEC on Form 8-K if we were required to file Form 8-K, other than such reports that are required as a result of Regulation S sales of equity securities, such information to be furnished at the time such filings would have been required.

DEFAULTS

         The indenture contains customary events of default including:

o default in the payment of interest or additional amounts on the notes when due, continued for 30 days;

o default in the payment of principal of any note when due at its maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

o our failure to comply with covenants regarding mergers and consolidations;

o our failure to comply for 30 days after notice with covenants regarding change of control (other than a failure to purchase notes), limitations on indebtedness, limitations on restricted payments, limitations on restrictions on distributions from restricted entities, limitation on sales of assets and controlled entity equity interests (other than a failure to purchase notes), limitations on affiliate transactions, limitations on the sale or issuance of equity interests of restricted entities, limitations on liens, limitations on sale/leaseback transactions, limitations on guarantees of company indebtedness, limitations on changes to the Grohe Beteiligungs partnership agreement, the corporate agreement and the trustee agreement, limitations on sale, prepayment or modification of the intercompany loan, limitations on business activities, or SEC reports;

o our failure to comply for 60 days after notice with its other agreements contained in the indenture;

o our indebtedness or the indebtedness of any significant controlled entity, other than indebtedness of a securitization entity incurred in connection with a qualified securitization transaction which indebtedness is non-recourse indebtedness to us and our other restricted entities, is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such indebtedness unpaid or accelerated exceeds EUR15.0 million;

o certain events of bankruptcy, insolvency or reorganization relating to us or a significant controlled entity; or

o any judgment or decree for the payment of money in excess of EUR15.0 million is entered against us or a significant controlled entity, remains outstanding for a period of 60 consecutive days following such judgment or decree and is not discharged, waived or stayed within 10 days after notice.

         However, a default under the fourth, fifth and eighth points above will not constitute an event of default until the trustee, acting at the written direction of the holders of 25% in principal amount of the outstanding notes, notifies us of the default, and we do not cure such default within the time specified after receipt of such notice.

         If an event of default occurs and is continuing, the trustee at its discretion may, and if so directed by the holders of at least 25% in principal amount of the outstanding notes, subject in each case to it being indemnified to its satisfaction, declare the principal of and accrued but unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs and is continuing, the principal of and interest on all the notes will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders of the notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences.

INTERCOMPANY LOAN

         We lent the proceeds from the issuance of the notes to our subsidiary Grohe Beteiligungs pursuant to an intercompany loan agreement dated October 26, 2000, which we refer to as the intercompany loan. The intercompany loan has the same interest, payment, default and maturity terms as the notes.

SUBORDINATION AGREEMENT

         We agreed to subordinate our rights under the intercompany loan to Grohe Beteiligungs to the rights of the lenders under the senior credit facility pursuant to a subordination agreement dated March 17, 2003, which we refer to as the subordination agreement.

         Pursuant to the subordination agreement we agreed:

o not to receive or to take any action to obtain payment with respect to the intercompany loan, without regard to whether such payment is due and payable to us, except for payments set forth in "Permitted payments to Grohe AG" below, and except as described below;

o to turn over any funds we receive under the intercompany loan, other than funds related to permitted payments described in "Permitted payments to us" below, to the agent under the senior credit facility until all amounts outstanding under the senior credit facility are repaid;

o that our claims under the intercompany loan will be subordinated and will rank junior to the claims of the lenders under the senior credit facility; and

o that while amounts are outstanding under the senior credit facility, we will not take any action to accelerate, enforce or otherwise exercise any remedy with respect to the intercompany loan. However, we may take any action to obtain payment, accelerate, enforce or otherwise exercise any remedy with respect to the intercompany loan if:

         (1) the lenders under the senior credit facility have given their consent to such action,

         (2) the lenders under the senior credit facility are taking the same or equivalent action in respect of their claims,

         (3) insolvency proceedings have been commenced against Grohe Beteiligungs and it has not been demonstrated that the proceedings are without merit, or

         (4) 120 days have passed after notification to the lenders under the senior credit facility that any event has arisen giving us the right to terminate the intercompany loan or accelerate payments under the intercompany loan; and

o that while amounts are outstanding under the senior credit facility, we will not incur any financial indebtedness other than under shareholder loans which are fully subordinated to the senior lender's claims or any other financial indebtedness unless we can demonstrate that after giving effect to this indebtedness the ratio of Total Net Debt to EBITDA is no more than the amounts described above. See "Senior credit facility - Covenants".

PERMITTED PAYMENTS TO GROHE AG

         Under the senior credit facility and the subordination agreement, our subsidiaries are permitted to make payments to us in an aggregate amount sufficient for us to make any of the following payments:

o payments, other than payments which are subject to the restrictions described in the following paragraph, that we require to meet our obligations under the notes, the indenture, the registration rights agreement and certain related documents to the extent such payments are related to the issuance and exchange of the notes and exchange notes, including fees, costs and expenses relating to the offering, sale and exchange, financial reporting, listing, SEC registration and reporting, and on-going administration under these agreements;

o payment by us of taxes, audit fees, legal expenses, management fees, directors' fees and other expenses and any other proper and necessary incidental expenses required to maintain our corporate existence, except that the amount that Grohe AG can withdraw for ongoing administrative costs, including taxes, is EUR2.0 million in any financial year. Amounts requested to be withdrawn in excess of EUR2.0 million must be reasonably incurred and must be approved by the agent under the senior credit facility.

o payments in connection with the repayment in part of certain of the Shareholder Loans;

o payments to finance the cost of a qualifying public offering or listing up to EUR4.0 million even if the listing fails; and

o so long as the ratio of Total Net Debt to EBITDA is lower than 2.0 to 1 as of the end of the most recent financial quarter, no default has occurred and is continuing under the senior credit facility and no listing or public offering of the shares has occurred, the payment of cash interest up to EUR5.3 million.

         Our subsidiaries are also permitted to make payments to us in an aggregate amount sufficient for us to pay interest, principal when due upon final maturity of the notes, additional interest, any tax gross-up payments and taxes in respect of the notes unless:

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

PARTNERSHIP AGREEMENT, TRUSTEE AGREEMENT AND CORPORATE AGREEMENT

         We and Grohe Consult GmbH have entered into a partnership agreement dated October 26, 2000, which we refer to as the partnership agreement, pursuant to which Grohe Beteiligungs was formed, and a trustee agreement dated as of October 26, 2000, which we refer to as the trustee agreement, and, together with the partnership agreement, the formation agreements, to preserve our group structure and the relative rights of our creditors. Pursuant to the formation agreements, Grohe Consult GmbH is a limited partner of Grohe Beteiligungs and has only a nominal interest in Grohe Beteiligungs and holds such limited partnership interest in trust for us, the general partner. We, Grohe Consult GmbH and Grohe Beteiligungs entered into a corporate agreement dated March 17, 2003, which we refer to as the corporate agreement. Pursuant to the corporate agreement, the parties agreed to maintain a structure that establishes a ranking between the various debt instruments of the Grohe group and that the Grohe Beteiligungs partnership agreement only will be amended with the prior consent of the agent of the lenders under the senior credit facility.

LONG-TERM DEBT TO RELATED PARTIES AND SHAREHOLDERS

         Long term-debt to related parties and shareholders amounted to EUR70.3 million as of December 31, 2003. As these loans bear interest at 5% per year which is below market rate, interest on the loans has been imputed for accounting purposes using an appropriate discount rate of 11.5%. The principal amount of loans provided by related parties and shareholders as of December 31, 2003 was EUR104.7 million. As of the date of this report, we have repaid an aggregate total of EUR200.0 million of our long-term debt to related parties and shareholders. Payments may not be made prior to the full settlement of all claims of the creditors under the senior credit facility and, except as described below, the notes. Long-term debt to related parties and shareholders are subordinated to the notes and cannot be accelerated or terminated by the lenders prior to the maturity or repayment of the notes. The long-term debt to related parties and shareholders is subordinated to all our indebtedness, and we may not repay the long-term debt to related parties and shareholders except to the extent permitted by the indenture.

OTHER CREDIT FACILITIES OF GROHE WATER TECHNOLOGY AND SUBSIDIARIES

         In addition to the facilities available to it under the senior credit facility, Grohe Water Technology has as of December 31, 2003 undrawn credit facilities, excluding guarantee facilities, of EUR8.3 million. Certain of the subsidiaries of Grohe Water Technology have undrawn credit facilities amounting to approximately EUR10.2 million and secured and unsecured borrowings amounting to approximately EUR13.1 million.

10.D.    EXCHANGE CONTROLS

         The euro is a fully convertible currency. There are, except in limited embargo circumstances, currently no legal restrictions in Germany on international capital movements and foreign exchange transactions that would prevent us from transferring capital or remitting dividends or other payments to holders of our senior notes or shareholders who are not residents or citizens of Germany. For statistical purposes only, we, like every individual or corporation residing in Germany, must report to the German Central Bank (DEUTSCHE BUNDESBANK), subject only to immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany (non-residents) if the payment exceeds EUR12,500 (or the equivalent in a foreign currency). In addition, German residents, including corporations, but excluding financial institutions, must report any claims against or liabilities payable to non-residents that in the aggregate exceed EUR1.5 million (or the equivalent in a foreign currency) at the end of any one month.

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

         Interest income on a note generally will constitute foreign source income and generally will be considered "passive" income or "financial services" income, which are treated separately from other types of income in computing the foreign tax credit allowable to US holders under US federal income tax laws.

         Should any foreign tax be withheld, the amount withheld and any additional amounts, as described in Item 10.C. "Material Contracts--The Indenture--Additional amounts", paid to you will be included in your gross income. Foreign withholding tax paid at the rate applicable to a US holder would be treated as foreign income tax eligible for credit against your US federal income tax liability, subject to limitations and conditions, or at your election, eligible for deductions in computing your taxable income. You should consult your tax advisers regarding the creditability or deductibility of any withholding taxes. You should treat the gross amount of additional amounts as ordinary income at the time such amount is received or accrued in accordance with your method of tax accounting. Any such additional amounts generally would constitute foreign source income and should be translated into the US dollar value in accordance with the rules governing interest as described above.

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

         Except as discussed below with respect to foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a note will generally be a capital gain or loss. The gain or loss on the sale, exchange or retirement of a note will be a long-term capital gain or loss if you have held the note for more than one year on the date of disposition. Net long-term capital gain recognized by an individual US holder generally will be subject to a maximum tax rate of 15%. The ability of a US holder to offset capital losses against ordinary income is limited.

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

                            GERMAN TAX CONSIDERATIONS

         The following discussion summarizes certain aspects of German taxation which may be relevant to holders of notes that are individuals who will hold the notes as private capital assets. This summary does not address considerations which may be relevant to non-individual holders or to individual holders that hold notes in a business. This summary addresses the following situations:

o holders who are residents of Germany for German income tax purposes according to the specific rules of the German income tax act, or

o holders who are not residents of Germany for German income tax purposes and do not hold, directly or indirectly, or together with other parties with whom they have pooled their shareholding in Grohe AG, more than 25% of the issued share capital of Grohe AG.

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

         If you are a resident of Germany for German income tax purposes, the interest income is subject to German income taxation at your individual tax rate. In addition, a 5.5% solidarity surcharge on that income tax is applicable. A church tax may also be payable. Furthermore, if the notes are held in custody of a German bank or a German financial service provider, this bank or financial service provider is required to deduct 30% withholding tax (ZINSABSCHLAGSTEUEr) plus a 5.5% solidarity surcharge out of the amount of withholding tax from any interest payment to you unless you have presented to your German bank or German financial service provider a non-assessment notice or exemption request with a remaining balance equal to the gross interest payment. These tax payments can be credited against your own German income tax for the year in which interest has been paid.

         A special withholding tax of 35% plus a 5.5% solidarity surcharge on the amount of withholding tax is due for resident or non-resident holders of definitive (certificated) notes or coupons if interest coupons are not in custody of a German bank or financial service provider and are presented to a German bank or financial service provider.

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

CAPITAL LOSSES

         If you are not a resident in Germany for income tax purposes, capital losses on the sale or other disposition of notes or as a result of an insolvency of the debtor cannot be offset against any other income which is subject to German tax. If you are a resident in Germany for income tax purposes, capital losses on the sale or other disposition of notes or as a result of an insolvency of the debtor cannot be offset against other income, unless they arise within one year of acquiring the notes. Losses incurred during the one year period only can be offset against capital gains realized in the same financial year. Any excess losses may be carried back to the preceding fiscal year or carried forward indefinitely but may only offset against taxable gains from private sales transactions.

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

CHANGES IN THE EUROPEAN UNION "SAVINGS DIRECTIVE"

         On June 3, 2003, the Council of the European Union adopted the "Council directive on taxation of savings income in the form of interest payments", which we refer to as the EU Savings Directive. Under the EU Savings Directive, in the case of interest payments to individuals, the paying agent in the EU member state or independent or associated territories of EU member states other than where the beneficial owner resides, will be required to supply information concerning the interest payments to the competent authority of its EU member state, the information reporting system, or (in certain jurisdictions) levy a withholding tax, the withholding system. Under the information reporting system, the reported information includes the identity and residence of the beneficial owner, the name and address of the paying agent as well as the beneficial owners account number (or identification number of the security) and information concerning the interest payment. The competent authority of the EU member state of the paying agent then must transmit this information to the competent authority of the EU member state of residence of the beneficial owner.

         The information reporting system may not be applied by Austria, Belgium and Luxembourg. During a transition period, Austria, Belgium and Luxembourg, will be obligated, in lieu of the information reporting system, to introduce a withholding tax on interest of 15% from 2005 through 2007, 20% from 2008 through 2010 and 35% beginning in 2011. However, during the transition period, paying agents in Austria, Belgium and in Luxembourg paying interest to beneficial owners of our notes who are (1) natural persons and (2) resident in a EU member state other than the state in which the paying agents reside, need not deduct withholding tax from the interest payments if the beneficial owner provides to the respective paying agent (1) a declaration expressly authorizing the paying agent to report the required information to the competent authority in the EU member state where the paying agent resides or (2) a document issued by the competent authority of the EU member state where the beneficial owner resides for tax purposes indicating the beneficial owners name, address, tax or other identification number or, if not available, date and location of birth of the beneficial owner, the name and address of the paying agent and the account number of the beneficial owner or, where there is none, the identification number of the security. Austria, Belgium and Luxembourg are free to choose whether they provide for one or both of the above procedures.

         The EU Savings Directive takes effect on January 1, 2005, provided that Andorra, Liechtenstein, Monaco, San Marino, Switzerland and some other dependent and associated overseas areas of EU member states have agreed on enacting corresponding rules, i.e. either the application of the withholding or the reporting obligations. On June 30, 2004, at the latest, the Council of the European Union will decide whether such conditions will be met for the EU Savings Directive to enter into force by January 1, 2005. If the Council determines that such conditions will not be met, it will adopt a new effective date.

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

INTEREST RATE SENSITIVITY

         We have a significant amount of long-term debt and are exposed to interest rate risk from these debt instruments. Our senior credit facility bears interest at a variable rate and changes in interest rates affect the interest payments on this credit facility. To mitigate the interest rate risk from our long-term variable rate debt we use interest rate derivatives. Our 11.5% senior notes bear interest at a fixed rate. Changes in interest rates will not impact interest payments on our fixed rate debt instruments during the term of these instruments. However, a decrease in interest rates results in an increase in fair market value of these debt instruments.

         The following tables present principal payments and the EURIBOR plus margin or fixed interest rates by expected maturity dates for debt obligations as of December 31, 2003 and 2002:

                                           INTEREST RATE SENSITIVITY FOR DEBT OBLIGATIONS
                                                       AS OF DECEMBER 31, 2003
                                                                                                                         FAIR VALUE
                                                                                                                        DECEMBER 31,
                                      2004        2005       2006        2007       2008      THEREAFTER     TOTAL          2003
                                      ----        ----       ----        ----       ----      ----------     -----          ----
Short-term debt to banks
   denominated in Japanese yen;
   average fixed rate at 1.25%..        2,230           0          0           0          0             0      2,230           2,230
Long-term debt to banks; variable
   rate at 2.25%
   above EURIBOR(*).............       35,000      50,000     65,000      80,000     90,000        95,000    415,000         415,000
Long-term debt to banks; variable
   rate at 2.75%
   above EURIBOR(*).............            0           0          0           0          0       100,000    100,000         100,000
Long-term debt to banks; fixed
   rates at 5.05% to 7.07%......        3,800       2,016        845         701        705         2,795     10,862          11,151
Long-term debt to shareholders
   and related parties;
   fixed rate at 5.0%...........            0           0          0           0          0       111,987    111,987          70,268
Notes; fixed rate at 11.5%......            0           0          0           0          0       200,000    200,000         227,500

________________
(*) The margins of 2.25% and 2.75% above EURIBOR will be reduced if we achieve certain ratios of total net debt to EBITDA, as defined in the senior credit facility.

                                            INTEREST RATE SENSITIVITY FOR DEBT OBLIGATIONS
                                                        AS OF DECEMBER 31, 2002
                                                                                                                        FAIR VALUE
                                                                                                                       DECEMBER 31,
                                      2003        2004       2005        2006       2007      THEREAFTER     TOTAL         2002
                                      ----        ----       ----        ----       ----      ----------     -----         ----
Short-term debt to banks
   denominated in Japanese yen;
   average fixed rate at 0.93% .        4,018           0          0           0          0             0      4,018         4,018
Long-term debt to banks; variable
   rate at 2.0% - 3.0% above
   EURIBOR......................       64,423      75,160     82,829     113,004          0             0    335,416       335,416
Long-term debt to banks; fixed
   rates at 4.95% to 7.25%......        8,761       3,369        693         697        701         3,501     17,722        18,197
Long-term debt to shareholders
   and related parties;
   fixed rate at 5.0%...........            0           0          0           0          0       304,672    304,672       172,674
Notes; fixed rate at 11.5%......            0           0          0           0          0       200,000    200,000       227,000

         To mitigate the effect of interest rate changes on interest paid on our variable long-term debt to banks, we have entered into interest rate swap, cap and collar agreements. With the swap agreements, we exchanged the short-term variable rate of our senior facility either for a long-term variable interest rate with a capped total interest or a fixed interest rate. The total notional amount of interest rate derivatives effective as of December 31, 2003 was EUR482,745 compared to EUR515,000 debt outstanding under our variable rate senior credit facility as of that date. The volume of the interest rate derivatives as of December 31, 2003 decreases with the amortization of the related senior debt until the last interest rate derivatives mature on July 21, 2008. The following tables set out the notional amount of our interest rate derivatives by expected maturity, the weighted average swap, cap and floor rates and the fair value of the instruments as of December 31, 2003 and 2002. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract.

                                  INTEREST RATE SENSITIVITY FOR INTEREST RATE DERIVATIVE INSTRUMENTS
                                                        AS OF DECEMBER 31, 2003
                                                                                                                         FAIR VALUE
                                                                                                                        DECEMBER 31,
                                         2004        2005        2006       2007        2008     THERE-AFTER  TOTAL         2003
                                         ----        ----        ----       ----        ----     -----------  -----         ----
INTEREST RATE COLLAR:
--------------------

Basis rate is 6-months EURIBOR;
cap rate is 5.20% (8.00% in case
6-months EURIBOR is higher than
8.00%);
floor rate is 3.00%................       164,892          0           0          0           0          0     164,892       (3,971)

COMBINED INTEREST RATE SWAP AND CAP AGREEMENTS:
-----------------------------------------------

Pay rate is 5-year swap rate for
6-months EURIBOR with a cap at
5.07% and receive rate is
3-months EURIBOR...................        53,941          0           0          0           0          0      53,941         (809)
Pay rate is 5-year swap rate for
3-months EUROLIBOR with a cap at
4.99% and receive rate is
3-months LIBOR ....................        63,912          0           0          0           0          0      63,912         (785)
Pay rate is 5-year swap rate for
6-months EURIBOR with a cap at
3.77% and receive rate is
6-months EURIBOR ..................             0          0           0          0     200,000          0     200,000       (2,494)

INTEREST RATE SWAP AGREEMENTS:
-----------------------------

Effective as of January 21, 2004;
pay rate is 2.73% and receive rate
is 6-months EURIBOR................        35,000          0           0          0           0          0      35,000         (167)
Effective as of July 29, 2004; pay
rate is 3.14% and receive rate is
6-months EURIBOR...................             0     40,000           0          0           0          0      40,000         (191)
Effective as of July 29, 2004; pay
rate is 3.38% and receive rate is
6-months EURIBOR...................             0          0      65,000          0           0          0      65,000         (301)
Effective as of July 29, 2004; pay
rate is 3.68% and receive rate is
6-months EURIBOR...................             0          0           0     80,000           0          0      80,000         (633)
Effective as of July 30, 2004; pay
rate is 4.09% and receive rate is
6-months EURIBOR...................             0          0           0          0      65,000          0      65,000         (967)

                                INTEREST RATE SENSITIVITY FOR INTEREST RATE DERIVATIVE INSTRUMENTS
                                                     AS OF DECEMBER 31, 2002


                                                                                                                      FAIR VALUE
                                                                                                                     DECEMBER 31,
                                          2003        2004       2005       2006       2007    THERE-AFTER  TOTAL        2002
                                          ----        ----       ----       ----       ----    -----------  -----        ----
INTEREST RATE COLLAR:
--------------------
Basis rate is 6-months EURIBOR;
cap rate is 5.20% (8.00% in case
6-months EURIBOR is higher than
8.00%);
floor rate is 3.00%...............          35,790    164,892          0          0         0          0    200,682        (4,151)

COMBINED INTEREST RATE SWAP AND CAP AGREEMENTS:
----------------------------------------------

Pay rate is 5-year swap rate for
6-months EURIBOR with a cap at
5.07% and receive rate is
3-months EURIBOR..................          28,632     53,941          0          0          0         0     82,573        (1,663)
Pay rate is 5-year swap rate for
3-months EUROLIBOR with a cap at
4.99% and receive rate is
3-months LIBOR ...................               0     63,912          0          0          0         0     63,912        (1,330)

         We entered into our interest rate derivatives at zero cost. The fair market value of our interest rate derivatives at the respective balance sheet date depends on the expected development of market interest rates and the remaining duration of the instruments. Generally, if interest rates decrease, the fair market value of our interest rate derivatives will also decrease and if interest rates increase, the fair market value of our interest rate derivatives will increase. The fair market value of our interest rate derivatives also depends on the spread between short- and long-term interest rates. If this spread increases, the fair market value of our interest rate derivatives will generally decrease, and if this spread decreases, the fair market value of our interest rate derivatives will generally increase. The following table reconciles the changes in the fair market values of our interest rate derivatives:


                                                                        YEAR ENDED DECEMBER 31,
                                                                        -----------------------
                                                                      2003         2002          2001
                                                                      ----         ----          ----
Fair value of  contracts  outstanding  at the  beginning of the      (7,144)      (5,140)        (861)
year
   Amounts paid under the contracts                                   3,822        2,252          777
   Other changes in fair market value                                (6,996)      (4,256)      (5,056)
Fair value of contracts outstanding at end of the year              (10,318)      (7,144)      (5,140)

EXCHANGE RATE SENSITIVITY

         We are in business in over 130 countries and operate in more than 10 currencies. During the year ended December 31, 2003, we generated approximately 30% of our revenues in currencies other than euro. Since production costs are mainly measured in euro the risk from foreign currency exposure is essentially related to sales denominated in foreign currencies. Our currency exposure relates primarily to the US dollar and to a lesser extent to the Japanese yen, British pound and Canadian dollar, resulting from sales to the United States, the Middle and Far East, Japan, the United Kingdom, and Canada. Currency exposure from sales in other currencies is insignificant. In 2003 our sales denominated in US dollar amounted to EUR184.5 million.

         It is our foreign exchange risk management policy to mitigate the risk from exchange rate fluctuations on foreign currency denominated sales by entering into hedging transactions. We reduce the risk on our cash flows from anticipated sales and accounts receivable in foreign currencies by entering into foreign currency derivative contracts to sell the foreign currency amounts which will be received from sales in foreign currencies at a fixed euro to foreign currency exchange rate. This policy has been set up to enable management to plan future euro cash flows from anticipated foreign currency sales and related accounts receivable more effectively. The maximum length of time to hedge the exposure from forecasted sales is 12 months. The derivative contracts that we enter into may exceed this 12 months period by the expected collection period of up to six months for the related accounts receivable as we use the same contract to hedge the currency exposure from sales transactions and the currency exposure from accounts receivable resulting from those sales transactions. In 2002 and 2003 we decided to cover nine to 12 months of anticipated sales in addition to cash flows from foreign currency accounts receivable. Depending upon the development of foreign currency exchange rates, we may change this hedging policy in the future.

         The following tables provide information by functional currencies about our derivative financial instruments and other financial instruments that are sensitive to changes in foreign exchange rates as of December 31, 2003 and 2002. For debt obligations, the tables present principal payments and the applicable currencies. For foreign currency forward contracts, the tables present notional amounts and average settlement rates and the applicable currency. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contracts.

         Carrying amounts of our foreign currency accounts receivable and accounts payable approximate fair value and, therefore, are not presented below.

                                        FOREIGN CURRENCY SENSITIVITY AS OF DECEMBER 31, 2003
                             PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY, AVERAGE SETTLEMENT RATES
                                                                                                                         FAIR VALUE
                                                                                                                        DECEMBER 31,
                                                      2004      2005     2006      2007      2008   THERE-AFTER  TOTAL      2003
                                                      ----      ----     ----      ----      ----   -----------  -----       ----
Short-term debt to banks denominated in Japanese
   yen; average fixed rate at 1.25%...............      2,230        0         0         0        0         0    2,230        2,230
Long-term debt to banks denominated in Thailand
   Baht; fixed rate at 5.75%......................      1,323    1,323       147         0        0         0    2,793        2,743
                                                                                                                             ------
Total debt denominated in foreign currencies......                                                                            4,973
                                                                                                                             ======

EXCHANGE RATE DERIVATIVE FINANCIAL INSTRUMENTS:
----------------------------------------------

PAY US$ / RECEIVE EURO FORWARDS                                                                                              15,546
-------------------------------                                                                                              ------

   Number of individual contracts.................         39        6         0         0        0         0       45
   Average notional amount .......................      2,096    2,927         0         0        0         0    2,206
   Total notional amount of US$ contracts.........     81,730   17,559         0         0        0         0   99,289
   Average settlement rate (euro/US$).............     0.9265   0.9155         0         0        0         0   0.9246
   For information purposes:
     Exchange rate at
     December 31, 2003 (euro/US$).................                                                              0.7981

PAY JAPANESE YEN / RECEIVE EURO FORWARDS                                                                                        417
----------------------------------------

   Number of individual contracts.................          7        0         0         0        0         0        7
   Average notional amount........................        693        0         0         0        0         0      693
   Total notional amount of yen contracts.........      4,854        0         0         0        0         0    4,854
   Average settlement rate (euro/100 yen).........     0.8114        0         0         0        0         0   0.8114
   For information purposes:
     Exchange rate at
     December 31, 2003 (euro/100 yen).............                                                              0.7468

PAY BRITISH POUND / RECEIVE EURO FORWARDS                                                                                       169
-----------------------------------------

   Number of individual contracts.................          4        0         0         0        0         0        4
   Average notional amount .......................      1,080        0         0         0        0         0    1,080
   Total notional amount of GBP contracts.........      4,321        0         0         0        0         0    4,321
   Average settlement rate (euro/GBP).............     1.4677        0         0         0        0         0   1.4677
   For information purposes:
     Exchange rate at
     December 31, 2003 (euro/GBP).................                                                              1.4166

PAY CANADIAN DOLLAR / RECEIVE EURO FORWARDS                                                                                     635
-------------------------------------------

   Number of individual contracts.................         33        9         0         0        0         0       42
   Average notional amount........................        334      507         0         0        0         0      371
   Total notional amount of CAD contracts.........     11,037    4,561         0         0        0         0   15,598
   Average settlement rate (euro/CAD).............     0.6370   0.6438         0         0        0         0   0.6390
   For information purposes:
     Exchange rate at
     December 31, 2003 (euro/CAD).................                                                              0.6081       ------

Subtotal Japanese yen, British pound
   and Canadian dollar exchange rate
   derivative financial instruments...............                                                                            1,221
                                                                                                                             ------
Total exchange rate derivative
   financial instruments..........................                                                                           16,767
                                                                                                                             ======

         We use the notional amount of US dollar foreign currency forwards of EUR99,289 as of December 31, 2003 to hedge accounts receivable denominated in US dollar of EUR26,103 and anticipated US dollar sales within the first nine months of 2004. We use the aggregated notional amount of EUR24,773 of Japanese Yen, British pound and Canadian dollar foreign currency forward contracts to hedge accounts receivable and anticipated sales in these currencies.

                                        FOREIGN CURRENCY SENSITIVITY AS OF DECEMBER 31, 2002
                             PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY, AVERAGE SETTLEMENT RATES
                                                                                                                         FAIR VALUE
                                                                                                                        DECEMBER 31,
                                                      2003      2004     2005      2006      2007   THERE-AFTER  TOTAL      2002
                                                      ----      ----     ----      ----      ----   -----------  -----      ----
Short-term debt to banks denominated in Japanese
yen; average fixed rate at 0.93%..................      4,018        0         0         0        0         0    4,018        4,018

Long-term debt to banks denominated in Thailand
Baht; fixed rate at 7.25%.........................      4,570        0         0         0        0         0    4,570        4,602
                                                                                                                             ------
Total debt denominated in foreign currencies......                                                                            8,620
                                                                                                                             ======

EXCHANGE RATE DERIVATIVE FINANCIAL INSTRUMENTS:
----------------------------------------------

PAY US$ / RECEIVE EURO FORWARDS                                                                                              13,975
-------------------------------                                                                                              ------

   Number of individual contracts.................         30       11         0         0        0         0       41
   Average notional amount........................      3,287    3,307         0         0        0         0    3,292
   Total notional amount of US$ contracts.........     98,602   36,378         0         0        0         0  134,980
   Average settlement rate (euro/US$).............     1.0891   1.0055         0         0        0         0   1.0666
   For information purposes:
     Exchange rate at
     December 31, 2002 (euro/US$).................                                                              0.9573

PAY JAPANESE YEN / RECEIVE EURO FORWARDS                                                                                        577
----------------------------------------

   Number of individual contracts.................          8        0         0         0        0         0        8
   Average notional amount .......................        804        0         0         0        0         0      804
   Total notional amount of yen contracts.........      6,429        0         0         0        0         0    6,429
   Average settlement rate (euro/100 yen).........     0.8847        0         0         0        0         0   0.8847
   For information purposes:
     Exchange rate at
     December 31, 2002 (euro/100 yen)..............                                                             0.8037

PAY BRITISH POUND / RECEIVE EURO FORWARDS                                                                                       271
-----------------------------------------

   Number of individual contracts.................          9        5         0         0        0         0       14
   Average notional amount .......................      1,167    1,288         0         0        0         0    1,210
   Total notional amount of GBP contracts.........     10,501    6,439         0         0        0         0   16,940
   Average settlement rate (euro/GBP).............     1.5514   1.5432         0         0        0         0   1.5483
   For information purposes:
     Exchange rate at
     December 31, 2002 (euro/GBP).................                                                              1.5330

PAY CANADIAN DOLLAR / RECEIVE EURO FORWARDS                                                                                     662
-------------------------------------------

   Number of individual contracts.................         21        5         0         0        0         0       26
   Average notional amount .......................        269      292         0         0        0         0      274
   Total notional amount of CAD contracts.........      5,652    1,459         0         0        0         0    7,111
   Average settlement rate (euro/CAD).............     0.6656   0.6434         0         0        0         0   0.6610
   For information purposes:
     Exchange rate at
     December 31, 2002 (euro/CAD).................                                                              0.6078
                                                                                                                             ------
Subtotal Japanese yen, British pound
   and Canadian dollar exchange rate
   derivative financial instruments................                                                                           1,510
                                                                                                                             ------
Total exchange rate derivative
   financial instruments...........................                                                                          15,485
                                                                                                                             ======

         We used the notional amount of US dollar foreign currency forwards of EUR134,980 as of December 31, 2002 to economically hedge accounts receivable of EUR21.3 million denominated in US dollar and anticipated US dollar sales within the first ten months of 2003. We used the aggregate notional amount of EUR30,480 of British pound, Japanese yen and Canadian dollar foreign currency forwards to economically hedge accounts receivable and anticipated sales in these currencies.

         The fair market value of foreign currency derivative contracts at the respective balance sheet dates depends primarily on the spread between the average settlement rate of foreign currency derivative contracts and the respective exchange rate existing at the balance sheet date as well as the aggregated notional amount. Based on a notional amount of US dollar foreign currency forward contracts of EUR99,289 as of December 31, 2003 and EUR134,980 as of December 31, 2002, a 10% increase in the euro to US dollar exchange rate would reduce the fair market value of our US dollar foreign currency contracts by approximately EUR9.9 million and EUR13.5 million, respectively.

         The following table reconciles the gains and losses from changes in fair market value of foreign currency derivative contracts:

                                                                            YEAR ENDED DECEMBER 31,
                                                                            -----------------------
                                                                          2003       2002        2001
                                                                          ----       ----        ----
US DOLLAR FORWARD CONTRACTS:
---------------------------------------------------------------------  ---------- ----------  ----------
Fair value of contracts outstanding at the beginning of period......      13,975     (3,497)      4,437
---------------------------------------------------------------------  ---------- ----------  ----------
   Realized contracts during the period -  (cash in) / cash out.....     (26,024)    (7,841)      7,499
   Changes   in  fair   value   of   contracts   included   in  other
     comprehensive  income for  contracts  designated  as  accounting
     hedges.........................................................      26,095          0           0
   Other changes in fair market value...............................       1,500     25,313     (15,433)
---------------------------------------------------------------------  ---------- ----------  ----------
Fair value of contracts outstanding at end of period                      15,546     13,975      (3,497)
---------------------------------------------------------------------  ---------- ----------  ----------

FORWARD CONTRACTS DENOMINATED IN OTHER CURRENCIES:
---------------------------------------------------------------------  ---------- ----------  ----------
Fair value of contracts outstanding at the beginning of period             1,510        536       1,906
   Realized contracts during the period - (cash in) / cash out......      (2,636)    (1,665)     (1,365)
   Changes   in  fair   value   of   contracts   included   in  other
     comprehensive  income for  contracts  designated  as  accounting
     hedges.........................................................       2,492          0           0
   Other changes in fair market value...............................        (145)     2,639          (5)
---------------------------------------------------------------------  ---------- ----------  ----------
Fair value of contracts outstanding at end of period                       1,221      1,510         536
---------------------------------------------------------------------  ---------- ----------  ----------
TOTAL AMOUNTS FOR ALL CURRENCIES:
---------------------------------------------------------------------  ---------- ----------  ----------
Fair value of contracts outstanding at the beginning of period            15,485     (2,961)      6,343
   Realized contracts during the period - (cash in) / cash out......     (28,660)    (9,506)      6,134
   Changes   in  fair   value   of   contracts   included   in  other
     comprehensive  income for  contracts  designated  as  accounting
     hedges.........................................................      28,587          0           0
   Other changes in fair market value...............................       1,355     27,952     (15,438)
---------------------------------------------------------------------  ---------- ----------  ----------
Fair value of contracts outstanding at end of period                      16,767     15,485      (2,961)
---------------------------------------------------------------------  ---------- ----------  ----------

         Until January 1, 2003 we did not designate our currency forward contracts as accounting hedges. All gains and losses from changes in fair market value were directly included in financial income (loss) from derivatives in our consolidated statements of operations. As of January 1, 2003 we designated most of our foreign currency contracts as accounting hedges to hedge expected cash flows denominated in foreign currencies. As a result, any gains and losses under these contracts that are effective to hedge the currency exposure on our cash flows are included in other comprehensive income and reclassified to earnings in the same period as the hedged transaction affects earnings. We included net gains of EUR28,587, before tax, resulting from changes in the fair market value of foreign currency forwards in other comprehensive income in the year ended December 31, 2003. We reclassified EUR15,434, before tax, from other comprehensive income to earnings in the year ended December 31, 2003 and included the reclassified amounts in the same financial statements line items as the hedged transaction in our consolidated statements of operations. In 2003, other changes in fair market value in the table above are included in other income and expense and mainly relate to derivatives not designated as accounting hedges that are used to economically hedge foreign currency accounts receivable.

COMMODITY PRICE SENSITIVITY

         During the year ended December 31, 2003 approximately 8.8% of our cost of sales related to purchases of brass. The cost of brass generally fluctuates based on the supply of and demand for copper and zinc as well as general economic conditions. To mitigate the risk of fluctuations in the market price of commodities, especially brass, and to a lesser extent also copper and zinc, we enter into commodity purchase contracts over the counter with suppliers instead of closing commodity forward contracts. Our fixed price purchase contracts for brass, copper, and zinc have a period of up to 18 months.

         The following table provides information about our inventory and fixed price purchase commitments that are sensitive to changes in commodity prices. For inventory the table presents carrying amount and fair value at December 31, 2003. For fixed price purchase commitments the table presents notional amount and fair value at December 31, 2003.

COMMODITY INVENTORY:
-------------------
                                      CARRYING AMOUNT      FAIR VALUE
                                      ---------------      ----------
Brass............................           4,046            4,357
Zinc.............................              44               45
Copper...........................             240              248

FIXED-PRICE PURCHASE COMMITMENTS
--------------------------------

                                 NOTIONAL AMOUNT BY EXPECTED MATURITY
                                 ------------------------------------              FAIR VALUE AS OF
                                2004             2005             TOTAL            DECEMBER 31, 2003
                                ----             ----             -----            -----------------
Brass.................         27,996             5,571           33,567                34,472
Zinc..................          2,779               853            3,632                 3,845
Copper................          7,681               486            8,167                 8,978

         Our fixed price purchase commitments increased for brass from EUR27,531 at December 31, 2002 to EUR33,567 at December 31, 2003, for copper from EUR1,784 at December 31, 2002 to EUR8,167 at December 31, 2003 and for zinc from EUR2,236 at December 31, 2002 to EUR3,632 at December 31, 2003.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

         We have performed an evaluation of the effectiveness of our disclosure controls and procedures. We designed our disclosure controls and procedures to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. We performed this evaluation with the participation of our key corporate senior management, including our disclosure control committee, under the supervision of our management board and our Chief Executive Officer, Peter Koerfer-Schuen, and our Chief Financial Officer, Michael Grimm. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our Chief Executive Officer and our Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of December 31, 2003.

         There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. Therefore, we have not taken any corrective actions.

ITEM 16A          AUDIT COMMITTEE FINANCIAL EXPERT

         Our supervisory board has determined that we have at least one financial expert, Dr. Ulrich Woehr, serving on our audit committee. Dr. Ulrich Woehr is independent as that term is defined in the listing standards of the American Stock Exchange.

ITEM 16B          CODE OF ETHICS

         We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and Principal Controlling Officer. We have filed this code of ethics as Exhibit 11.1 to this annual report.

ITEM 16C          PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Ernst & Young AG, Wirtschaftspruefungsgesellschaft, acted as our independent auditor for 2003 and 2002.

AUDIT FEES

         Ernst & Young billed us approximately EUR1.6 million and EUR1.8 million for audit services for 2003 and 2002, respectively. These fees related to the audit of our consolidated financial statements, reviews of interim financial statements and audits of statutory financial statements of Grohe AG and subsidiaries. In 2002, audit fees also included fees for the review of a Form F-4 registration statement.

AUDITED-RELATED FEES

         Ernst & Young billed us approximately EUR1.3 million and EUR0.4 million for audit-related services for 2003 and 2002, respectively. These fees mainly included fees for due diligence engagements and also for accounting consultations. The increase in 2003 relates primarily to additional due diligence services.

TAX FEES

         Ernst & Young billed us approximately EUR0.5 million and EUR0.5 million for tax services for 2003 and 2002, respectively. These fees included fees for transfer pricing studies, tax advice on actual or contemplated transactions, and expatriate employee tax services.

ALL OTHER FEES

         Ernst & Young billed us approximately EUR0.1 million and EUR0.2 million for other services for 2003 and 2002, respectively. These fees mainly related to translation services.

AUDIT COMMITTEE PRE-APPROVAL POLICIES

         In accordance with German law, our annual shareholders' meeting appoints our independent auditors based on a recommendation of our supervisory board. The audit committee of the supervisory board prepares the board's recommendation on the selection of the independent auditors. Subsequent to the auditors' appointment, the audit committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees and monitors the auditors' independence. On July 15, 2003, the annual shareholders' meeting of our predecessor, Grohe Holding, appointed Ernst &Young AG, Wirtschaftspruefungsgesellschaft, to serve as our independent auditors for 2003.

         In order to assure the integrity of independent audits, on May 8, 2003, the advisory board of our predecessor, Grohe Holding, established a policy to approve all audit and permissible non-audit services provided by their independent auditors prior to the auditors' engagement. Grohe Holding created an audit committee on July 24, 2003, and, on September 10, 2003, that audit committee adopted substantially the same pre-approval policies. Under these policies, our independent auditors are not allowed to perform any non-audit services which may impair the auditors' independence under the rules of the Securities and Exchange Commission.

         These policies include a description of, and a budgeted amount for, particular categories of non-audit services that are recurring in nature or otherwise anticipated. For services not pre-approved in this manner by our audit committee, or for services that exceed the pre-approved budget, further approval is required from our audit committee. For both types of approval, the audit committee considers whether such services are consistent with the rules of the Securities and Exchange Commission on auditor independence. The audit committee also considers whether the independent auditor is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with our business, accounting systems, risk profile, people and culture, and whether the services enhance our ability to manage or control risks and improve audit quality.

         Under the direction of the audit committee we implemented procedures to ensure compliance with the pre-approval policies that the audit committee set forth. The audit committee periodically monitors the services rendered and actual fees paid to the independent auditors to ensure that such services are within the scope that the audit committee has approved.

ITEM 16D          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not applicable.

ITEM 16E          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                  PURCHASERS

         Not applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

         We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

                                                                                                    Page
                                                                                                    ----
         Independent Auditors' Reports...............................................................F-2

         Consolidated Financial Statements...........................................................F-6

ITEM 19  EXHIBITS

         The following is a list of all exhibits filed as a part of this Annual Report on Form 20-F:

             EXHIBIT
              NUMBER                         EXHIBIT
              ------                         -------

               1.1         Articles of Association of the Registrant.

               2.1         *Form of Exchange Note.

               2.2 *Indenture, dated as of November 13, 2000, by and among Grohe Holding GmbH and The Bank of New York, London Branch.

                           **First Supplemental Indenture, dated as of April 3, 2003, by and among Grohe Holding GmbH and The Bank of New York, London Branch.

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

                           **Second Amendment and Restatement Agreement, dated April 8, 2003, Relating to a Secured Facilities Agreement, dated March 17, 2003, between Grohe Beteiligungs GmbH & Co. KG, as agent for the obligors, and Dresdner Bank Luxembourg S.A., as agent for the Finance Parties, as amended by an Amendment and Restatement Agreement dated April 5, 2003.

                           **Subordination Agreement, dated March 17, 2003, between Grohe Holding GmbH, Grohe Consult GmbH, Grohe Beteiligungs GmbH & Co. KG and Dresdner Bank Luxembourg S.A.

                           **Loan Facility, March 28, 2003, between Grohe Beteiligungs GmbH & Co. KG, as lender, and Grohe Holding GmbH, as borrower.

                           **Subordination Agreement, dated March 28, 2003, among Grohe Beteiligungs GmbH & Co. KG, as lender, Grohe Holding GmbH, as borrower, as The Bank of New York, as trustee.

                           *Corporate Agreement, dated October 26, 2000, between Grohe Holding GmbH, Grohe Consult GmbH, Grohe Beteiligungs GmbH & Co. KG and Dresdner Bank AG, London Branch.

                           *Trustee Agreement, dated October 26, 2000, between Grohe Consult GmbH, Grohe Holding GmbH and the senior agent under the senior credit facility.

                           **Corporate Agreement, dated March 17, 2003, between Grohe Holding GmbH, Grohe Consult GmbH and Grohe Beteiligungs GmbH & Co. KG.

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

                           *Contribution and Transfer Agreement dated October 26, 2000, among all of the shareholders of Grohe Holding GmbH.

                           Shareholders' Agreement, dated August 26, 1999, and amended as of December 19, 2003, by and among Grohe Aktiengesellschaft and its shareholders.

               7.1 Statement regarding computation of cost of sales to sales ratio.

               8.1         List of all subsidiaries of Grohe AG.

              11.1         Code of ethics.

              12.1 Certifications pursuant to Rule 15d-14(a) under the Exchange Act.

              13.1 Certifications pursuant to Rule 15d-14(b) under the Exchange Act.

              14.1         Statement regarding calculation of consolidated
                           EBITDA.

                           * Exhibits previously filed as exhibits to Grohe Holding's Registration Statement on Form F-4, file no 333-83166, filed on February 21, 2002, and incorporated herein by reference.

                           ** Exhibits previously filed as exhibits to Grohe Holding's Annual Report on Form 20-F, file no. 33-83166, filed on April 30, 2003, and incorporated herein by reference.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 20-F and have duly caused this Annual Report to be signed on our behalf by the undersigned, duly authorized officers.

                                           GROHE Aktiengesellschaft



                                           By:          /s/ Peter Koerfer-Schuen
                                                --------------------------------
                                                Name:   Peter Koerfer-Schuen
                                                Title:  Chief Executive Officer


                                           By:          /s/ Michael Grimm
                                                --------------------------------
                                                Name:   Michael Grimm
                                                Title:  Chief Financial Officer

Dated:   April 29, 2004

                                TABLE OF CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS:
         Reports of Independent Auditors..........................................................             F-2

         Consolidated  Statements of Operations  for the years ended  December 31, 2003,  December 31,         F-6
             2002 and December 31, 2001............................................................

         Consolidated Balance Sheets as of December 31, 2003 and December 31, 2002.................            F-7

         Consolidated  Statements of Changes in Shareholders'  Equity for the years ended December 31,         F-9
             2003, December 31, 2002 and December 31, 2001.........................................

         Consolidated  Statements  of Cash Flows for the years ended  December 31, 2003,  December 31,        F-10
             2002 and December 31, 2001............................................................

         Notes to the Consolidated Financial Statements............................................           F-11

         Schedule I to Consolidated Financial Statements...........................................           F-57

                          INDEPENDENT AUDITORS' REPORT

To Grohe Aktiengesellschaft:

         We have audited the accompanying consolidated balance sheets of Grohe Aktiengesellschaft as of December 31, 2003 and 2002 and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Grohe Aktiengesellschaft (formerly Grohe Holding GmbH) and subsidiaries for the year ended December 31, 2001 were audited by other auditors who have ceased operations as a foreign associate of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 23, 2002.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grohe Aktiengesellschaft as of December 31, 2003 and 2002 and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

         As discussed in Note 2 to the consolidated financial statements, on January 1, 2002 the Company changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".



Eschborn/Frankfurt, Germany
March 31, 2004



Ernst & Young AG
Wirtschaftspruefungsgesellschaft



Gross                           Voss
Wirtschaftspruefer              Wirtschaftspruefer

                          INDEPENDENT AUDITORS' REPORT

To Grohe Holding GmbH:

         We have audited the accompanying consolidated statements of operations, cash flows and changes in shareholders' equity of Grohe Holding GmbH and subsidiaries for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Grohe Holding GmbH and subsidiaries for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Eschborn/Frankfurt, Germany
April 23, 2002



Arthur Andersen
Wirtschaftspruefungsgesellschaft
Steuerberatungsgesellschaft mbH



Gross                           Voss
Wirtschaftspruefer              Wirtschaftspruefer


This independent auditor's report is a copy of the previously issued report. The predecessor auditor has not reissued the report.

                          INDEPENDENT AUDITORS' REPORT

To Grohe Aktiengesellschaft:

         We have audited the consolidated financial statements of Grohe Aktiengesellschaft as of December 31, 2003 and 2002 and for the years then ended and have issued our report thereon dated March 31, 2004. Our audits also included the financial statement schedule listed in Item 18 of this annual report on Form 20-F. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. The financial statements of Grohe Aktiengesellschaft (formerly Grohe Holding GmbH) and subsidiaries for the year ended December 31, 2001 were audited by other auditors who have ceased operations as a foreign associate of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 23, 2002.

         In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.


Eschborn/Frankfurt, Germany
March 31, 2004



Ernst & Young AG
Wirtschaftspruefungsgesellschaft



Gross                           Voss
Wirtschaftspruefer              Wirtschaftspruefer

                          INDEPENDENT AUDITORS' REPORT

To Grohe Holding GmbH:

         We have audited in accordance with US generally accepted auditing standards, the consolidated financial statements of Grohe Holding GmbH for the year ended December 31, 2001 included in this annual report on Form 20-F and have issued our report thereon dated April 23, 2002. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index above is the responsibility of the company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Eschborn/Frankfurt, Germany
April 23, 2002



Arthur Andersen
Wirtschaftspruefungsgesellschaft
Steuerberatungsgesellschaft mbH



Gross                           Voss
Wirtschaftspruefer              Wirtschaftspruefer

This independent auditor's report is a copy of the previously issued report. The predecessor auditor has not reissued the report.

                            GROHE AKTIENGESELLSCHAFT
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                   (EURO IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                               YEAR ENDED DECEMBER 31,
                                                          NOTE            2003             2002              2001
                                                          ----            ----             ----              ----
Sales                                                      2             884,756          898,262           880,781
Cost of sales                                                           (498,353)        (517,321)         (512,549)
                                                                        ---------        ---------         ---------
Gross profit                                                             386,403          380,941           368,232
                                                                        ---------        ---------         ---------

Selling, general and administrative expenses               2            (227,794)        (235,314)         (228,196)
Research and development                                                 (25,850)         (24,190)          (20,066)
Amortization of goodwill                                                       0                0           (35,758)
Amortization of tradename                                                (19,371)         (19,341)          (19,341)
                                                                        ---------        ---------         ---------

Operating income                                                         113,388          102,096            64,871

Interest income                                                            3,124            3,324             3,367
Interest expense                                                         (71,126)         (70,407)          (80,328)
Financial income (loss) from derivatives                   18             (6,996)          23,696           (20,494)
Other income (expense), net                                3             (14,761)          (7,650)           (2,434)
                                                                        ---------        ---------         ---------

Income (loss) before income taxes
   and minority interests                                                 23,629           51,059           (35,018)

Income tax (expense) benefit                               4             (41,601)         (26,332)            5,828

Income (loss) before minority interests                                  (17,972)          24,727           (29,190)

Minority interests                                                          (960)          (1,176)             (923)

                                                                        ---------        ---------         ---------
Net income (loss)                                                        (18,932)          23,551           (30,113)
                                                                        =========        =========         =========

Basic and diluted loss per common share                    2               (0.37)

Weighted average number of shares outstanding
    basic and diluted                                      2          51,374,300            n/a              n/a


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                            GROHE AKTIENGESELLSCHAFT
                           CONSOLIDATED BALANCE SHEETS
                               (EURO IN THOUSANDS)

                                                                                          DECEMBER 31,
                                                                                          ------------
                                                                 NOTE                  2003                    2002
                                                                 ----                  ----                    ----
Assets

   Current assets
      Cash and cash equivalents                                    2                  56,623                   71,299
      Restricted cash                                              2                  31,104                   31,274

      Accounts receivable
         Trade accounts receivable less allowance for
            doubtful accounts of EUR7,688 and EUR6,455
            at December 31, 2003 and 2002, respectively            2                 154,091                  143,203
         Due from equity method investees                                              2,998                    1,810
                                                                                   ---------                ---------
                                                                                     157,089                  145,013
                                                                                   ---------                ---------

      Inventories                                                  5                 112,511                  108,195
      Deferred income taxes                                        4                   9,000                    5,146
      Prepaid expenses                                                                 1,365                    1,498
      Land and buildings held for sale                                                 1,339                        0
      Other current assets                                         6                  40,210                   33,050
                                                                                   ---------                ---------
            Total current assets                                                     409,241                  395,475
                                                                                   ---------                ---------

      Deferred income taxes                                        4                   2,626                    1,329
      Other noncurrent assets                                      7                  27,178                   23,831

      Property, plant and equipment                                8
         Land, buildings and improvements, net                                       128,489                  129,162
         Equipment and machinery, net                                                 27,667                   28,309
         Other factory and office equipment, net                                      43,761                   48,274
         Advances and construction in process                                         11,606                   13,261
                                                                                   ---------                ---------
                                                                                     211,523                  219,006
                                                                                   ---------                ---------

      Intangible assets                                            9
         Tradename, net                                                              207,953                  226,817
         Software and other intangible assets, net                                    16,962                   11,226
         Intangible pension asset                                                         10                      202
                                                                                   ---------                ---------
                                                                                     224,925                  238,245
                                                                                   ---------                ---------

         Goodwill, net                                             9                 440,424                  445,011
                                                                                   ---------                ---------

            Total assets                                                           1,315,917                1,322,897
                                                                                   =========                =========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                            GROHE AKTIENGESELLSCHAFT
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
                               (EURO IN THOUSANDS)

                                                                                                 DECEMBER 31,
                                                                  NOTE                    2003                   2002
                                                                  ----                    ----                   ----
Liabilities and Shareholders' Equity

   Current liabilities
      Current maturities of long-term debt to banks                13                   38,800                   73,184
      Current maturities of capital leases                         13                      298                      656
      Short-term debt to banks                                     11                    2,230                    4,054

      Trade accounts payable                                                            24,019                   34,599
      Current tax liabilities                                                           25,281                   16,780
      Deferred tax liabilities                                      4                      168                        0
      Other accrued expenses and current liabilities               12                  149,963                  142,910
                                                                                     ---------                ---------
         Total current liabilities                                                     240,759                  272,183
                                                                                     ---------                ---------

Noncurrent liabilities
      Long-term debt to banks                                      13                  487,062                  279,954
      Long-term debt to related parties                            13                   54,165                  133,148
      Long-term debt to shareholders                               13                   16,103                   39,526
      Bonds                                                        13                  200,000                  200,000
      Capital leases                                               13                      220                      518
      Pension and similar obligations                              14                  161,264                  152,400
      Other accrued expenses and noncurrent liabilities                                 17,830                   16,435
      Deferred income taxes                                         4                   54,416                   75,297
                                                                                     ---------                ---------
         Total noncurrent liabilities                                                  991,060                  897,278
                                                                                     ---------                ---------

      Commitments and contingencies                                16

      Minority interests in consolidated subsidiaries                                    1,959                    2,068

   Shareholders' equity                                            15
      Share capital                                                                          0                   51,374
      Common stock, no par value, 51,374,300 shares
         authorized and issued at December 31, 2003                                     51,374                        0
      Additional paid in capital, net of subscription
         receivable of EUR299 and EUR283 at
         December 31, 2003 and 2002, respectively                                      117,173                  163,204
      Deferred compensation                                                             (1,104)                  (1,788)
      Accumulated deficit                                                              (76,442)                 (57,510)
      Accumulated other comprehensive loss                                              (8,862)                  (3,912)
                                                                                     ---------                ---------

         Total shareholders' equity                                                     82,139                  151,368
                                                                                     ---------                ---------

            Total liabilities and shareholders' equity                               1,315,917                1,322,897
                                                                                     =========                =========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                            GROHE AKTIENGESELLSCHAFT
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                               (EURO IN THOUSANDS)

                                                         SHARE
                                                       CAPITAL/    ADDITIONAL
                                                        COMMON      PAID IN        DEFERRED       ACCUMULATED
                                               NOTE      STOCK      CAPITAL      COMPENSATION       DEFICIT
                                               ----      -----      -------      ------------       -------
Balance at December 31, 2000                            50,893      158,265               0         (50,948)
                                                        ------      -------          ------         -------
   Capital increase                             15         110          267
   Subscription receivable                      15                     (267)
   Treasury share transaction                                            97
   Increase in additional paid in capital
      related to long-term debt shareholders
      and related parties                       13                      110
   Comprehensive income (loss):
      Net loss                                                                                      (30,113)
      Foreign currency translation adjustment
      Minimum pension liability adjustment      14
         Total comprehensive loss

Balance at December 31, 2001                            51,003      158,472               0         (81,061)
                                                        ------      -------          ------         -------

   Capital increase                             15         371        1,163
   Deferred compensation charge                 15                    3,569          (3,569)
   Amortization of deferred compensation        15                                    1,781
   Comprehensive income (loss):
      Net income                                                                                     23,551
      Foreign currency translation adjustment
      Minimum pension liability adjustment      14
         Total comprehensive income
                                                        ------      -------          ------         -------

Balance at December 31, 2002                            51,374      163,204          (1,788)        (57,510)
                                                        ------      -------          ------         -------

   Repayment of long-term debt to related
      parties and shareholders                  13                  (46,031)
   Amortization of deferred compensation        15                                      684
   Comprehensive income (loss):
      Net loss                                                                                      (18,932)
      Foreign currency translation adjustment
      Cash flow hedges                          18
      Minimum pension liability adjustment      14
         Total comprehensive loss
                                                        ------      -------          ------         -------

Balance at December 31, 2003                            51,374      117,173          (1,104)        (76,442)
                                                        ------      -------          ------         -------

                                                       ACCUMULATED OTHER
                                                  COMPREHENSIVE INCOME (LOSS)
                                                  ---------------------------
                                                FOREIGN      DEFERRED
                                               CURRENCY      GAIN ON      MINIMUM        TOTAL
                                              TRANSLATION     HEDGE       PENSION    SHAREHOLDERS'
                                              ADJUSTMENT    CONTRACTS    LIABILITY       EQUITY
                                              ----------    ---------    ---------       ------
Balance at December 31, 2000                     9,814            0            0        168,024
                                               -------        -----         ----         ------
   Capital increase                                                                         377
   Subscription receivable                                                                 (267)
   Treasury share transaction                                                                97
   Increase in additional paid in capital
      related to long-term debt shareholders
      and related parties                                                                   110
   Comprehensive income (loss):
      Net loss                                                                          (30,113)
      Foreign currency translation adjustment    1,765                                    1,765
      Minimum pension liability adjustment                                  (225)          (225)
         Total comprehensive loss                                                       (28,573)
                                               -------        -----         ----         ------

Balance at December 31, 2001                    11,579            0         (225)       139,768
                                               -------        -----         ----         ------

   Capital increase                                                                       1,534
   Deferred compensation charge                                                               0
   Amortization of deferred compensation                                                  1,781
   Comprehensive income (loss):
      Net income                                                                         23,551
      Foreign currency translation adjustment  (15,008)                                 (15,008)
      Minimum pension liability adjustment                                  (258)          (258)
         Total comprehensive income                                                       8,285
                                               -------        -----         ----         ------

Balance at December 31, 2002                    (3,429)           0         (483)       151,368
                                               -------        -----         ----         ------

   Repayment of long-term debt to related
      parties and shareholders                                                          (46,031)
   Amortization of deferred compensation                                                    684
   Comprehensive income (loss):
      Net loss                                                                          (18,932)
      Foreign currency translation adjustment  (12,694)                                 (12,694)
      Cash flow hedges                                        8,129                       8,129
      Minimum pension liability adjustment                                  (385)          (385)
         Total comprehensive loss                                                       (23,882)
                                               -------        -----         ----         ------

Balance at December 31, 2003                   (16,123)       8,129         (868)        82,139
                                               -------        -----         ----         ------


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                            GROHE AKTIENGESELLSCHAFT
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (EURO IN THOUSANDS)

                                                                       YEAR ENDED DECEMBER 31,
                                                                       -----------------------
                                                    NOTE           2003           2002              2001
                                                    ----           ----           ----              ----
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                             (18,932)        23,551           (30,113)
   Minority interests in income of subsidiaries                      960          1,176               923
   Adjustments to reconcile net income (loss) to
      net cash provided by operating activities
      Depreciation of fixed assets                    8           35,210         47,872            54,078
      Amortization of goodwill and tradename          9           19,371         19,341            55,099
      Amortization of software and other
        intangibles                                   9            4,896          4,020             3,372
      Impairment of long-lived assets                 2              300          2,858               765
      Deferred income taxes                                        9,969         (4,418)          (24,116)
      Income from equity method investees                           (385)          (938)             (216)
      Noncash compensation                                           684          1,781                 0
      (Gains)  losses from  disposal of long lived
        assets, net                                                  490           (148)              (34)
      Derivative financial instruments                            15,045        (16,119)           13,800

      Expenses related to the refinancing of
         loans from related parties and shareholders              14,843              0                 0
      Accrued interest on long-term debt
         to related parties and shareholders         13           10,462         17,810            15,962
   Changes in operating assets and liabilities
      Accounts receivable                                        (14,554)         9,910           (15,578)
      Inventories                                     5           (6,794)        (1,297)           22,287
      Prepaid expenses and other assets                            4,046          9,217            54,136
      Accounts payable                                           (10,580)         8,088            (3,835)
      Pension and similar obligations                14            8,556          8,947             3,671
      Other accrued expenses and liabilities                      14,239         11,097           (12,342)
                                                                 -------        -------          --------
NET CASH PROVIDED BY OPERATING ACTIVITIES                         87,826        142,748           137,859
                                                                 -------        -------          --------

CASH FLOWS USED FOR INVESTING ACTIVITIES:
      Purchases of property, plant and equipment                 (31,239)       (36,549)          (32,510)
      Proceeds from sale of property, plant and
        equipment                                                    199          1,435             2,727
      Proceeds from sale of property, plant and
        equipment to related parties                                   0          1,960                 0
      Purchases of intangible assets                             (11,274)        (8,222)           (4,165)
      Purchases of shares from minorities                         (2,890)          (206)             (209)
      Dividends received from equity method
        investees                                                    771            398               583
                                                                 -------        -------          --------
NET CASH USED FOR INVESTING ACTIVITIES                           (44,433)       (41,184)          (33,574)
                                                                 -------        -------          --------

CASH FLOWS USED FOR FINANCING ACTIVITIES:
   (Increase) decrease in restricted cash             2              170         (1,324)            7,667
   Increase (decrease) in short-term debt to banks   11           (1,572)            36                 0
   Proceeds from issuance of long-term debt to
     banks                                           13          550,000              0                 0
   Principal payments on long-term debt to banks     13         (378,141)       (79,722)         (108,216)
   Proceeds from issuance of long-term debt
      to related parties and shareholders            13                0              0               378
   Payments on long-term debt to related parties
     and shareholders                                13         (200,000)             0                 0
   Refinancing charges                                           (28,917)             0                 0
   Proceeds from issuance of shares                  15                0          1,534               110
   Purchase of treasury shares                       15                0              0              (905)
   Sale of treasury shares                           15                0              0             1,002
   Other                                                             907            (22)              (52)
                                                                 -------        -------          --------
NET CASH USED FOR FINANCING ACTIVITIES                           (57,553)       (79,498)         (100,016)
                                                                 -------        -------          --------
   Effect of foreign exchange rate changes on cash
     and cash equivalents                                           (516)        (1,044)             (234)
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                                    (14,676)        21,022             4,035

CASH AND CASH EQUIVALENTS
   AT BEGINNING OF YEAR                                           71,299         50,277            46,242
   AT END OF YEAR                                                 56,623         71,299            50,277

Supplemental disclosure of cash flow information
   Interest paid                                                  44,193         49,388            67,098
   Income taxes paid (benefits received), net                     27,814         21,485           (34,409)
   Other payments to related parties                               2,899          1,273             1,153


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

NOTE 1.  THE COMPANY

Grohe Aktiengesellschaft and its subsidiaries ("GROHE", "GROHE Group" or the "Company") design, manufacture and market an extensive range of (1) sanitary fittings, such as faucets, showerheads and related accessories, and shower systems, and (2) sanitary technology products, such as flushing and installation systems and water management systems. The business strategy of GROHE focuses on the medium- and high-end of the sanitary products market. The Company's main customers are sanitary wholesalers who sell sanitary products to the respective retailers. GROHE's major markets are Germany, rest of Europe, North America, the Middle East and the Far East.

Grohe Aktiengesellschaft, with its corporate headquarters in Hemer, Germany, was originally formed in 1999 as a limited liability company under German law and was converted into a stock corporation in October 2003. In 1999 Grohe Aktiengesellschaft acquired 96.9% of the shares in Grohe Water Technology AG & Co. KG ("Grohe Water Technology") and subsequently increased its shareholdings in that company to 99.6% as of December 31, 2000 and to 99.7% as of December 31, 2003. As a holding company, Grohe Aktiengesellschaft does not directly conduct any business operations. Business operations are carried out by Grohe Water Technology and its subsidiaries.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("US GAAP").

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

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with US GAAP requires the management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATION

The Company's reporting currency is the euro. The Company follows the translation policy as provided by Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation". The functional currency of each of the subsidiaries is the currency of the primary economic environment in which the subsidiary operates, generally the local currency of the country in which the subsidiary is

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

located. Accordingly, assets and liabilities of the foreign subsidiaries are translated at the rate of exchange at the balance sheet dates. Income and expense items are translated at the average exchange rate prevailing throughout the year. Translation differences between the balance sheet and the income statement are included in accumulated other comprehensive income in the consolidated financial statements.

Transactions denominated in foreign currencies are recorded in euro at the rate of exchange in effect at the date of the transaction and are subsequently adjusted to the exchange rate in effect at the balance sheet date or settlement date, if earlier, which resulted in net foreign currency transaction gains and (losses) of EUR1,473, EUR20,118 and EUR(14,387) for the years ended December 31, 2003, 2002 and 2001, respectively. These amounts include net gains and (losses) from currency derivatives of EUR27,952 and EUR(15,438) that were recognized in financial income (loss) from derivatives for the years ended December 31, 2002 and 2001, respectively. Please refer to NOTE 18 for further information on currency derivatives.

The exchange rates of significant currencies for the Company reflected in the consolidated financial statements are as follows:

                                                    Euro exchange rates at December 31,
                                                    -----------------------------------
                                                         2003                    2002
                                                         ----                    ----
   1   US dollar                                         0.80                    0.96
   1   Canadian dollar                                   0.61                    0.61
   1   pound sterling                                    1.42                    1.53
 100   Singapore dollar                                 46.87                   55.11
 100   Thailand baht                                     2.35                    2.12
 100   Japanese yen                                      0.75                    0.80

                                                           Euro average exchange rates
                                                             Year ended December 31,
                                                             -----------------------
                                                    2003              2002               2001
                                                    ----              ----               ----
   1   US dollar                                    0.89              1.06               1.11
   1   Canadian dollar                              0.63              0.68               0.72
   1   pound sterling                               1.45              1.59               1.61
 100   Singapore dollar                            50.92             59.27              62.27
 100   Thailand baht                                2.06              2.36               2.39
 100   Japanese yen                                 0.76              0.85               0.92

CASH AND CASH EQUIVALENTS

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

RESTRICTED CASH

Pursuant to the Company's senior credit facility agreement, the Company has agreed to deposit certain cash amounts into bank accounts, from which no withdrawals can be made by the Company other than in

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

accordance with the above agreement. Restricted cash can only be used for principal and interest payments and expenses related to the acquisition of Grohe Water Technology.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Management regularly assesses collectibility of accounts receivable and an allowance for doubtful accounts is provided for risk of non-collectibility of receivables. The allowance for doubtful accounts, deducted from accounts receivable in the balance sheet, developed as follows:

                                                               Foreign       Additions
                                              Balance at      currency       charged to                   Balance at
                                              beginning     exchange rate    costs and                      end of
                                              of period        changes        expenses     Deductions       period
                                              ---------        -------        --------     ----------       ------
Year ended December 31, 2001                     5,755            69            2,558        (1,674)         6,708
Year ended December 31, 2002                     6,708          (385)           1,927        (1,795)         6,455
Year ended December 31, 2003                     6,455          (467)           2,708        (1,008)         7,688

Deductions comprise of uncollectible accounts written off, less recoveries of accounts written off in prior years.

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

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at acquisition cost and depreciated using the straight-line method over the estimated useful life of the assets, ranging from 3 to 7 years for computer hardware, 3 to 10 years for plant and machinery, 3 to 15 years for other factory and office equipment and 25 to 40 years for buildings.

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

Property held for future development, which consists of land intended to be used for further expansion of existing plants, is recorded at the lower of cost or market, amounting to EUR1,665 and EUR1,824 as of December 31, 2003 and 2002, respectively.

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

GOODWILL AND OTHER INTANGIBLE ASSETS

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

The Company consistently applies AICPA Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". External direct costs of material and services consumed in developing or obtaining internal use computer software, payroll and payroll related costs for employees directly associated with the internal use software project incurred in the development stage have been capitalized and are amortized on a straight-line basis over 3 to 5 years.

Prior to the adoption of SFAS No. 142 "Goodwill and Other Intangible Assets", goodwill derived from acquisitions that were completed before July 1, 2001, was capitalized and amortized over a period of 15 years through December 31, 2001. Goodwill acquired in business combinations after June 30, 2001, and intangible assets determined to have an indefinite useful life acquired after June 30, 2001, are not amortized in accordance with SFAS No. 142.

Goodwill and indefinite life intangible assets are tested for impairment at least annually and on an interim basis when events occur or circumstances change between annual tests that indicate the fair value of one of GROHE's reporting units is less than its carrying value. Under SFAS No. 142 the Company determines fair value by utilizing discounted cash flows. The fair value test required by SFAS No. 142 for goodwill and indefinite lived intangible assets includes a two-step approach. Under the first step, companies must compare the fair value of a reporting unit to its carrying value. A reporting unit is the level at which goodwill impairment is measured and it is defined as an operating segment or one level below it if certain conditions are met. If the fair value of the reporting unit is less than its carrying value, goodwill is impaired and companies must proceed with step two. Under step two, the amount of goodwill impairment is measured by the amount that the reporting unit's goodwill carrying value exceeds the "implied" fair value of goodwill. The implied fair value of goodwill can only be determined by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in step
1). In this step, companies must allocate the fair value of the reporting unit to all of the reporting unit's assets and liabilities (a hypothetical purchase price allocation).

SFAS No. 142 requires pro forma disclosure as if SFAS No. 142 had been in effect in 2001. GROHE's net income would have been as stated below due to reduced goodwill amortization:

                                                                                Year ended December 31,
                                                                                -----------------------
                                                                         2003             2002             2001
                                                                         ----             ----             ----
Reported net income (loss)                                             (18,932)           23,551          (30,113)
Add back: Goodwill amortization, net of income tax effects
     of EUR5,105 in the year ended December 31, 2001                         0                 0           30,653
Adjusted net income                                                    (18,932)           23,551              540

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

IMPAIRMENT OF LONG-LIVED ASSETS

The Company evaluates the recoverability of the carrying amount of long-lived assets other than goodwill whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. An impairment loss is recognized if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. An impairment of assets to be held and used is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Long-lived assets to be disposed of by sale are recorded at the lower of their carrying amount or fair value less cost to sell and to cease depreciation (amortization). Fair values of assets have been determined on the basis of comparable transactions or expert appraisals. In the year ended December 31, 2003 the Company recorded an impairment loss of EUR300 in selling, general and administrative expenses for an office building classified as held and used. In 2002 the Company adopted a plan to centralize production of three smaller production sites at its larger facilities. At December 31, 2002 these production sites were still recorded as held and used. Impairment charges of EUR2,328 in 2002 relate to two of these three smaller production facilities and were included in cost of sales. Two of these former production sites are still recorded as held and used at year end 2003, one site has been classified as held for sale. Impairment losses related to land and buildings to be disposed of by sale amounted to EUR530 and EUR765 in the years ended December 31, 2002 and 2001, respectively, and were included in general and administrative expenses. These impairment charges relate to a former production site of the Company that was sold in June 2002 (NOTE 17). Impairment losses in all periods presented relate only to the Germany and direct exports segment of the Company.

OTHER NONCURRENT ASSETS

Cost related to the issuance of debt are treated as a deferred charge and classified as a noncurrent asset. Debt issuance costs are amortized over the lives of the related debt using the effective interest method and classified as interest expense in the statement of operations.

ACCRUED LIABILITIES

The valuations of pension liabilities and other post-retirement benefit obligations are based upon the projected unit credit method in accordance with SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", respectively.

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

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

EARNINGS PER SHARE

Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed based on the weighted average number of common shares outstanding during the period plus all potentially dilutive common shares. At December 31, 2003, GROHE had no potentially dilutive common shares outstanding.

In October 2003 the Company was converted from a limited liability company into a stock corporation. As a limited liability company in accordance with German law ("GmbH") the equity interests of the shareholders in the Company are not represented by a number of equal shares. Accordingly, there is no per share amount assignable to the Company for the years ended December 31, 2002 and 2001.

The total share capital of the Company remained unchanged throughout fiscal year 2003. Accordingly, the Company calculated basic and diluted earnings per share for fiscal year 2003 based on total number of 51,374,300 shares issued and outstanding at December 31, 2003 as if they had been outstanding the entire year.

SHARE-BASED COMPENSATION

The Company follows Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and the related interpretations in accounting for share-based employee compensation. Had the compensation cost for the Company's share awards been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123 "Accounting for Stock Based Compensation", the Company's net income or loss and earnings per share on a pro forma basis would have been as follows:

                                                                                Year ended December 31,
                                                                                -----------------------
                                                                         2003             2002             2001
                                                                         ----             ----             ----
Net income (loss), as reported                                        (18,932)             23,551         (30,113)
Add: Share-based compensation expense included
   in reported net income (loss)                                          684               1,781               0
Deduct: Total share-based compensation expense
   determined under fair value method                                     761               1,923               0
Pro forma net income (loss)                                           (19,009)             23,409         (30,113)

Basic and diluted loss per share - as reported                          (0.37)               n/a             n/a
Basic and diluted loss per share - pro forma                            (0.37)               n/a             n/a

The preceding pro forma amounts were determined using the minimum value method used for non-public companies with the following weighted average assumptions for grants in 2002 and 2001, respectively: dividend yields of 0%; risk free interest rates of 4.1%; expected lives of 3.4 and 1.7 years. Results may vary depending on the assumptions applied within the model.

FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

GROHE applies SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. SFAS No. 133, as amended, requires that all derivative financial instruments are recorded in the consolidated balance sheets at fair value. For derivatives not explicitly designated as accounting hedges,

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

changes in the fair value of derivatives are recorded each period in earnings. For derivatives designated as accounting hedges, changes in fair value are, depending on the type of hedge transaction, recorded in earnings or other comprehensive income. For a derivative designated as hedging the exposure to variable cash flows of a forecasted transaction the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. NOTE 18 contains further information on financial instruments used, the Company's hedging strategy, and the accounting for financial instruments.

REVENUE RECOGNITION

Revenues are mainly generated through sales of finished products and further through sales of goods purchased for resale.

Revenues from the sales of finished products and goods purchased for resale are recognized when persuasive evidence of an arrangement exists, delivery of the products has occurred, the price for the transaction is fixed or determinable, and collectability is reasonably assured. Revenues are recognized net of sales incentives such as discounts, customer bonuses and rebates granted. Sales incentives are recognized as a reduction of revenue at the later of (1) the date at which the related revenue is recorded or (2) the date the sales incentive is offered. Shipping and handling fees billed to customers, if any, are recognized as revenues when the goods are shipped. Shipping costs are classified as selling expense and amounted to EUR16,376, EUR16,202 and EUR14,458 for the years ended December 31, 2003, 2002 and 2001, respectively. Costs incurred for handling are recorded as selling expense and amounted to EUR10,520, EUR9,810 and EUR10,100 for the years ended December 31, 2003, 2002 and 2001, respectively.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising costs were EUR34,635, EUR38,746 and EUR40,618 for the years ended December 31, 2003, 2002 and 2001, respectively.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrated credit risks consist primarily of cash and trade receivables. Concentration of credit risk with respect to accounts receivable is limited because a large number of customers in the individual sales regions make up the Company's customer base, thus spreading the credit risk. Cash is held at major financial institutions. Although in case of failure of these financial institutions the theoretical risk is the replacement cost of the estimated fair value of the financial instruments, management believes, that the risk of incurring losses is remote and that any such losses would be immaterial.

RECLASSIFICATIONS

The presentation of certain prior year information has been reclassified to conform to the current year presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued FIN No. 46 (revised December 2003), "Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51". FIN No. 46 (revised) addresses the consolidation of

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

certain entities (variable interest entities) where the usual conditions for consolidation, such as control or majority voting interest, do not apply. Variable interest entities have commonly been referred to as special purpose entities. The revised FIN No. 46 became effective immediately for all variable interest entities created after January 31, 2003. For variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003 the revised FIN No. 46 became effective July 1, 2003. The adoption of FIN No. 46 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The guidance has to be applied prospectively. The provisions of SFAS No. 149 that relate to Statement 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how a company classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classifies a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS No. 150 affects the issuer's accounting for three types of freestanding financial instruments. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this statement is obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety.

In addition to its requirements for the classification and measurement of financial instruments in its scope, SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosure about Pension and Other Postretirement Benefits (revised 2003) - an amendment of FASB Statements No. 87, 88, and 106." SFAS No. 132 requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. GROHE has adopted the new disclosure requirements as of December 31, 2003.

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

NOTE 3.  OTHER INCOME (EXPENSE), NET

OTHER INCOME (EXPENSE), NET IS COMPRISED OF THE FOLLOWING:

                                                                                Year ended December 31,
                                                                       2003              2002              2001
                                                                       ----              ----              ----
Expenses related to the refinancing of loans
   from related parties and shareholders                             (14,843)               0                 0
Professional services                                                   (704)               0            (4,071)
Real estate transfer tax                                                (130)          (1,300)                0
Foreign currency gains (losses), net                                   1,473           (7,834)            1,051
Income from equity method investees                                      385              938               216
Miscellaneous                                                           (942)             546               370
                                                                     -------           ------            ------
                                                                     (14,761)          (7,650)           (2,434)
                                                                     -------           ------            ------

In April 2003 GROHE partially refinanced loans from related parties and shareholders with the proceeds of a new senior facility. The loans from related parties and shareholders are subordinated to the bonds issued by the Company and, accordingly, the repayment of these loans required the consent of the bondholders. This consent was obtained in March 2003. With the funding of the new senior credit facilities to partially repay the loans from related parties and shareholders in April 2003, the consenting bondholders became entitled to receive a fee of 7.25% of the nominal value of the bonds. The aggregate fee amounted to EUR12,933. The consent fee and other expenses of EUR1,910 related to the consent solicitation process were included in other expense in the consolidated statements of operations as incurred.

In the year ended December 31, 2003 net currency gains and losses include a net gain from foreign currency forward contracts of EUR8,977. Prior to January 1, 2003 the Company included all gains and losses from currency derivatives in financial income from derivatives as these instruments were generally not designated as accounting hedges.

NOTE 4.  INCOME TAXES

The geographic components of income (loss) before income taxes and minority interests are as follows:

                                                                                Year ended December 31,
                                                                                -----------------------
                                                                        2003             2002              2001
                                                                        ----             ----              ----
Income (loss) before income taxes
   and minority interests
   Germany                                                            (42,828)          (10,057)         (76,846)
   Foreign                                                             66,457            61,116           41,828
                                                                       ------            ------          -------
                                                                       23,629            51,059          (35,018)
                                                                       ------            ------          -------

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

The income tax expense (benefit) consists of the following:

                                                                                Year ended December 31,
                                                                                -----------------------
                                                                         2003             2002             2001
                                                                         ----             ----             ----
Current taxes
Germany                                                                  9,050             9,628            1,348
Foreign                                                                 22,579            21,121           16,942
                                                                        ------            ------           ------
                                                                        31,629            30,749           18,290
                                                                        ------            ------           ------

Deferred taxes
Germany                                                                 11,679            (4,387)         (25,490)
Foreign                                                                 (1,707)              (30)           1,372
                                                                        ------            ------           ------
                                                                         9,972            (4,417)         (24,118)
                                                                        ------            ------           ------
                                                                        41,601            26,332           (5,828)
                                                                        ------            ------           ------

In Germany GROHE is subject to corporate tax and trade tax on income. The German corporate tax rate was 25% for the years 2001 and 2002 and has been increased to 26.5% for 2003. The 1.5% increase applies only to 2003 and effective January 1, 2004, the corporate tax rate is reduced to 25% again. A solidarity surcharge of 5.5% is charged on corporate tax. Taking the impact of the surcharge into consideration, the federal corporate income tax was 26.4% in 2001 and 2002 and 28.0% in 2003. Prior to calculating corporate tax, trade tax on income is to be deducted from the taxable income. Trade tax rates vary from city to city. The weighted average tax rate for trade taxes applicable for GROHE is 16.0%. Including the expense effect of the trade tax on corporate income tax, the combined statutory tax rate for GROHE is 39.5% for the year 2003 and 38.2% for the years 2001 and 2002, respectively.

The tax rate of 38.2% was applied to measure deferred tax assets and liabilities of German GROHE Group companies as of December 31, 2003, 2002 and 2001 except for deferred tax assets and liabilities as of December 31, 2002 that were expected to be realized within the year 2003 and to which the rate of 39.5% was applied.

For foreign Group companies the applicable foreign statutory tax rates are used to measure deferred taxes.

A reconciliation of income taxes determined using the combined German statutory tax rate of 39.5% for the year ended December 31, 2003 and of 38.2% for the years ended December 31, 2002 and 2001 is as follows:

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

                                                                                  Year ended December 31,
                                                                                  -----------------------
                                                                             2003           2002             2001
                                                                             ----           ----             ----
Expected income tax expense (benefit)                                       9,334          19,507          (13,377)
Amortization of non tax-deductible goodwill                                     0               0            9,343
Effects of other non tax-deductible expenses                                9,906           4,386            4,145
Effects of changes in German tax rates                                          0             367                0
Foreign tax rate differential, net                                         (4,171)         (2,737)            (976)
Tax benefit from change in tax status of subsidiaries                           0               0           (2,855)
Tax effects from dividend distributions from German subsidiaries                0               0           (2,228)
Changes in valuation allowances on deferred tax assets                     19,956           1,999              652
Tax on undistributed retained earnings in foreign subsidiaries              1,300           1,559              510
Tax expense related to repayment of long-term debt to related               7,816               0                0
parties and shareholders (NOTE 13)
Other                                                                      (2,540)          1,251           (1,042)
                                                                           ------          ------           ------
Actual income tax expense (benefit)                                        41,601          26,332           (5,828)
                                                                           ------          ------           ------

Deferred tax assets and liabilities are summarized as follows:

                                                                     December 31,
                                                                     ------------
                                                              2003                     2002
                                                              ----                     ----
Inventories                                                   9,833                    8,398
Pension liabilities                                           9,731                    8,553
Other accrued liabilities                                     5,592                    5,549
Derivatives                                                   2,704                    2,632
Net operating loss carryforwards                             46,537                   49,656
Receivables                                                   2,710                    1,705
Property, plant and equipment                                 4,347                    2,014
Other                                                         1,870                    1,306
                                                           --------                 --------
Deferred tax assets                                          83,324                   79,813
                                                           --------                 --------
Valuation allowances                                        (25,242)                  (6,710)
                                                           --------                 --------
Deferred tax assets, net of valuation allowance              58,082                   73,103
                                                           --------                 --------
Property, plant and equipment                               (12,850)                 (13,572)
Intangible assets                                           (58,840)                 (65,730)
Derivatives                                                  (6,405)                  (5,390)
Debt issuance cost                                           (3,855)                  (2,695)
Loans                                                       (15,934)                 (50,423)
Other accrued liabilities                                    (1,223)                  (1,326)
Receivables                                                    (663)                    (717)
Other                                                        (1,270)                  (2,072)
                                                           --------                 --------
Deferred tax liabilities                                   (101,040)                (141,925)
                                                           --------                 --------

                                                           --------                 --------
Net deferred tax liabilities                                (42,958)                 (68,822)
                                                           --------                 --------

At December 31, 2003 and 2002, the GROHE Group had German corporate tax net operating loss carryforwards of EUR167,323 and EUR174,882 and foreign corporate tax net operating loss carryforwards of EUR12,870 and EUR11,091 and German trade tax net operating loss carryforwards of EUR2,631 and EUR1,728, respectively. Under current tax law, German corporate tax and trade tax net operating loss carryforwards do not expire. A new minimum taxation regime in Germany was implemented in the fourth quarter of

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

2003. Under this regime only 60% of taxable income can be offset against corporate income tax loss carryforwards. The majority of foreign corporate tax net operating loss carryforwards expire in 2009. The deferred tax assets, which have been set up for the net operating loss carryforwards, have been reduced by a valuation allowance if it is more likely than not, that some portion or all of the deferred tax asset will not be realized within the next three years. Depending upon changes in tax laws or the financial results of the respective Group companies, management's estimate of the amount of realizable tax assets may change, and accordingly, the valuation allowance may increase or decrease.

Various income tax years of the GROHE Group are unresolved with taxing authorities and are either currently under review or will be subject to review by taxing authorities. While the ultimate results cannot be predicted with certainty, the Company's management believes that the examination will not have a material adverse effect on its consolidated financial condition and results of operations.

Net deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

                                                                      December 31,
                                                                      ------------
                                                              2003                     2002
                                                              ----                     ----
Deferred tax assets
   Current                                                    9,000                    5,146
   Noncurrent                                                 2,626                    1,329
                                                            -------                  -------
                                                             11,626                    6,475
                                                            -------                  -------

Deferred tax liabilities
   Current                                                     (168)                       0
   Noncurrent                                               (54,416)                 (75,297)
                                                            -------                  -------
                                                            (54,584)                 (75,297)
                                                            -------                  -------

Net deferred tax liabilities                                (42,958)                 (68,822)
                                                            -------                  -------

The income tax expense (benefit) included in comprehensive income consists of the following:

                                                                               Year ended December 31,
                                                                      2003               2002              2001
                                                                      ----               ----              ----
Income tax expense (benefit)                                         41,601             26,332            (5,828)
Income tax benefit on additional minimum pension liability             (129)              (155)             (142)
Income tax expense on deferred gains on cash flow hedges              5,024                  0                 0
                                                                     ------             ------            ------
                                                                     46,496             26,177            (5,970)
                                                                     ------             ------            ------

As of December 31, 2003 and 2002, GROHE provided additional German income taxes and foreign withholding taxes of EUR1,056 and EUR1,559 on undistributed retained earnings of EUR29,600 and EUR29,198, respectively, in foreign subsidiaries on future payout of these foreign earnings as dividends because these earnings are not intended to be permanently reinvested in those operations.

As of December 31, 2003 and 2002 GROHE did not provide income taxes or foreign withholding taxes on EUR52,103 and EUR42,987, respectively, in retained earnings of foreign subsidiaries because these earnings are intended to be indefinitely reinvested in those subsidiaries. To estimate the amount of unrecognized deferred tax liabilities for these undistributed earnings is impracticable.

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

NOTE 5.           INVENTORIES

Inventories as of December 31, 2003 and 2002 are comprised as follows:

                                                                     December 31,
                                                             2003                     2002
                                                             ----                     ----
Raw materials and supplies                                   31,987                   27,581
Work in process                                              31,136                   24,439
Finished goods and goods purchased for resale                49,388                   56,175
                                                            -------                  -------
                                                            112,511                  108,195
                                                            -------                  -------

NOTE 6.  OTHER CURRENT ASSETS

Other current assets consist of the following:

                                                                        December 31,
                                                                        ------------
                                                                  2003                 2002
                                                                  ----                 ----
Tax receivables                                                  16,225                14,112
Currency derivatives                                             16,768                15,485
Prepayments and receivables from vendors                          2,448                 2,333
Receivables from sale of real property
   to related parties                                             1,824                     0
Receivables from related parties for reimbursement
   of expenses                                                    1,044                     0
Miscellaneous                                                     1,901                 1,120
                                                                 ------                ------
                                                                 40,210                33,050
                                                                 ------                ------

NOTE 7.  OTHER NONCURRENT ASSETS

Other noncurrent assets consist of the following:

                                                                         December 31,
                                                                         ------------
                                                                   2003                 2002
                                                                   ----                 ----
Debt issuance cost                                               19,441                16,353
Receivable from sale of real property                             1,824                 3,475
   to related parties
Cash in banks pledged for old-age                                 2,272                     0
   part time obligations
Deposits                                                            817                 1,090
Investments in equity method investees                            1,124                 1,510
Miscellaneous                                                     1,700                 1,403
                                                                 ------                ------
                                                                 27,178                23,831
                                                                 ------                ------

Cost related to the issuance of debt are capitalized and amortized to interest expense over the lives of the related debt using the effective interest method. The various recorded debt issuance costs relate to long-term debt to banks, shareholders, related parties, and to the bonds. Amortization charges of capitalized debt issuance costs were EUR10,436, EUR4,079, and EUR4,071 for the years ended December 31, 2003, 2002 and

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

2001, respectively. In March and April 2003 the Company refinanced its existing senior credit facility and a portion of the loans from related parties and shareholders with the proceeds of a new senior credit facility. Accordingly, amortization of debt issuance cost in 2003 includes EUR6,302 debt issuance costs related to the refinanced senior credit facility and EUR444 debt issuance cost related to the refinanced portion of loans from related parties and shareholders that were amortized to interest expense as of the repayment dates of the related debt. Estimated future amortization charges are as follows: 2004, EUR3,322; 2005, EUR3,283; 2006, EUR3,169; 2007, EUR2,964; 2008, EUR2,671, and thereafter,
EUR4,032.

The Company has pledged cash amounts with a carrying value of EUR2,272 as of December 31, 2003 to secure certain claims of German employees participating in the old-age part time program of the Company. The related obligations to employees are included in other accrued expenses and noncurrent liabilities in the consolidated financial statements of the Company.

NOTE 8.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise of:

                                                                         December 31,
                                                                         ------------
                                                                 2003                 2002
                                                                 ----                 ----
COST
   Land, buildings and improvements                             156,971               151,968
   Equipment and machinery                                       80,789                70,848
   Other factory and office equipment                           106,201               100,001
   Advances and construction in process                          11,606                13,261
                                                                -------               -------
                                                                355,567               336,078
                                                                -------               -------
ACCUMULATED DEPRECIATION
   Land, buildings and improvements                              28,482                22,806
   Equipment and machinery                                       53,122                42,539
   Other factory and office equipment                            62,440                51,727
                                                                -------               -------
                                                                144,044               117,072
                                                                -------               -------
CARRYING AMOUNT
   Land, buildings and improvements                             128,489               129,162
   Equipment and machinery                                       27,667                28,309
   Other factory and office equipment                            43,761                48,274
   Advances and construction in process                          11,606                13,261
                                                                -------               -------
                                                                211,523               219,006
                                                                -------               -------

Depreciation expense incurred is as follows:

                                                                            Year ended December 31,
                                                                            -----------------------
                                                                 2003                2002                 2001
                                                                 ----                ----                 ----
Land, buildings and improvements                                6,467               6,570                6,518
Equipment and machinery                                        11,710              18,822               23,006
Other factory and office equipment                             17,033              22,480               24,554
                                                               ------              ------               ------
                                                               35,210              47,872               54,078
                                                               ------              ------               ------

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

NOTE 9.  INTANGIBLE ASSETS AND GOODWILL

Intangible assets comprise of:

                                                                        December 31,
                                                                        ------------
                                                                  2003                 2002
                                                                  ----                 ----
INTANGIBLE ASSETS SUBJECT TO AMORTIZATION
   COST
     Tradename                                                  290,776               290,269
     Software                                                    25,259                18,501
                                                                -------               -------
                                                                316,035               308,770
                                                                -------               -------

   ACCUMULATED AMORTIZATION
     Tradename                                                   82,823                63,452
     Software                                                     8,297                 7,275
                                                                -------               -------
                                                                 91,120                70,727
                                                                -------               -------

   CARRYING AMOUNT
     Tradename                                                  207,953               226,817
     Software                                                    16,962                11,226
                                                                -------               -------
                                                                224,915               238,043
                                                                -------               -------

INTANGIBLE ASSETS NOT SUBJECT TO AMORTIZATION
   Intangible pension asset                                          10                   202

                                                                -------               -------
Total carrying amount of intangible assets                      224,925               238,245
                                                                -------               -------

The carrying amount of goodwill by operating segment changed as follows:

                                              GERMANY AND       EUROPEAN        OVERSEAS
                                            DIRECT EXPORTS    SUBSIDIARIES    SUBSIDIARIES        TOTAL
                                            --------------    ------------    ------------        -----
Balance as of December 31, 2001                338,833           57,714          56,008          452,555
                                               -------           ------          ------          -------
   Effects of foreign currency
      exchange rate changes                          0              (47)         (7,497)          (7,544)
                                               -------           ------          ------          -------
Balance as of December 31, 2002                338,833           57,667          48,511          445,011
                                               -------           ------          ------          -------
   Effects of foreign currency
      exchange rate changes                          0              (51)         (6,114)          (6,165)
   Acquisitions                                  1,578                0               0            1,578
                                               -------           ------          ------          -------
Balance as of December 31, 2003                340,411           57,616          42,397          440,424
                                               -------           ------          ------          -------

Effective January 1, 2003 GROHE acquired the remaining minority interests in the Company's subsidiaries Rotter GmbH & Co. KG and Rotter Verwaltungsgesellschaft mbH for a total purchase price of EUR2,208. In connection with this acquisition GROHE recorded additional goodwill of EUR1,578.

Additions relating to software of EUR11,274, EUR8,222 and EUR4,451 primarily relating to implementation of SAP were recognized in the years ended December 31, 2003, 2002 and 2001, respectively. Additions relating to tradename of EUR507, EUR154 and EUR148 were recognized in the years ended December 31, 2003, 2002 and 2001, respectively. Software is amortized over 3 to 5 years and tradename is amortized over 15 years.

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

Amortization expense incurred is as follows:

                                                                     Year ended December 31,
                                                                     -----------------------
                                                       2003                   2002                    2001
                                                       ----                   ----                    ----
Tradename                                             19,371                 19,341                19,341
Software                                               4,896                  4,020                 3,372
Goodwill                                                   0                      0                35,758
                                                      ------                 ------                ------
                                                      24,267                 23,361                58,471
                                                      ------                 ------                ------

Estimated amortization expenses related to intangible assets for the years 2004 to 2008 are as follows:

    Year ended December 31,           Amortization expense
    -----------------------           --------------------
              2004                           24,813
              2005                           24,787
              2006                           21,838
              2007                           21,838
              2008                           20,611

NOTE 10.  LONG-LIVED ASSETS

The following table summarizes information about changes in long-lived assets in the year ended December 31, 2003.

                                                                      AT COST VALUES
                                                                      --------------
                                                      FOREIGN
                                           per       CURRENCY                                                   PER
                                        JANUARY 1,  TRANSLATION                                               DECEMBER
                                           2003     ADJUSTMENT     ADDITIONS  RETIREMENTS  RECLASSIFICATION   31, 2003
                                           ----     ----------     ---------  -----------  ----------------   --------
Intangible assets and goodwill
   Goodwill                              527,181     (7,309)         1,578          0              0          521,450
   Intangible pension asset                  202        (32)             0        160              0               10
   Tradename                             290,269          0            507          0              0          290,776
   Software                               18,501       (337)        11,274      3,889           (290)          25,259
                                       ---------     ------         ------     ------         ------        ---------
Total intangible assets and goodwill     836,153     (7,678)        13,359      4,049           (290)         837,495
                                       ---------     ------         ------     ------         ------        ---------
Property, plant and equipment
   Land, buildings and improvements      151,968       (595)         5,736        340            202          156,971
   Equipment and machinery                70,848        247          4,678      1,439          6,455           80,789
   Other factory and office equipment    100,001       (722)        11,103      6,243          2,062          106,201
   Advances and construction in process   13,261          8          8,750         19        (10,394)          11,606
                                       ---------     ------         ------     ------         ------        ---------
Total property, plant and equipment      336,078     (1,062)        30,267      8,041         (1,675)         355,567
                                       ---------     ------         ------     ------         ------        ---------
Total long-lived assets                1,172,231     (8,740)        43,626     12,090         (1,965)       1,193,062
                                       =========     ======         ======     ======         ======        =========

                                                                                                AMORTIZATION
                                                                                              / DEPRECIATION
                                         ACCUMULATED    NET BOOK    ACCUMULATED                 EXPENSE FOR
                                        AMORTIZATION /  VALUE AS   AMORTIZATION /  NET BOOK       THE YEAR
                                         DEPRECIATION      OF       DEPRECIATION   VALUE PER       ENDED
                                         PER DECEMBER   DECEMBER    PER DECEMBER   DECEMBER     DECEMBER 31,
                                           31, 2003     31, 2003      31, 2002     31, 2002        2003
                                           --------     --------      --------     --------        ----
Intangible assets and goodwill
   Goodwill                                 81,026      440,424        82,170      445,011              0
   Intangible pension asset                      0           10             0          202              0
   Tradename                                82,823      207,953        63,452      226,817         19,371
   Software                                  8,297       16,962         7,275       11,226          4,896
                                           -------      -------       -------      -------         ------
Total intangible assets and goodwill       172,146      665,349       152,897      683,256         24,267
                                           -------      -------       -------      -------         ------
Property, plant and equipment
   Land, buildings and improvements         28,482      128,489        22,806      129,162          6,467
   Equipment and machinery                  53,122       27,667        42,539       28,309         11,710
   Other factory and office equipment       62,440       43,761        51,727       48,274         17,033
   Advances and construction in process          0       11,606             0       13,261              0
                                           -------      -------       -------      -------         ------
Total property, plant and equipment        144,044      211,523       117,072      219,006         35,210
                                           -------      -------       -------      -------         ------
Total long-lived assets                    316,190      876,872       269,969      902,262         59,477
                                           =======      =======       =======      =======         ======

The company reclassified EUR1,339 (EUR1,965 at cost value less EUR626 of accumulated depreciation) to land and buildings held for sale.

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

NOTE 11.  SHORT-TERM DEBT TO BANKS

SHORT-TERM DEBT TO BANKS

Short-term debt to banks is comprised of short-term loans denominated in Japanese yen of Grohe Japan, Ltd. The weighted average interest rate on short-term debt to banks was 1.25% and 0.93% at December 31, 2003 and 2002, respectively.

CREDIT FACILITIES

Unused credit lines available to the Company at December 31, 2003 and 2002 amounted to EUR68,511 and EUR70,058, respectively. Under the respective credit arrangements, the Company has the option to borrow amounts for general purposes. An amount of EUR50,000 of the unused credit lines as of December 31, 2003 represents the revolving credit facility which is part of the new senior credit facility. Regarding the interest rate and covenants relating to the new senior credit facility we refer to NOTE 13. The remaining unused credit lines of EUR18,511 at December 31, 2003 relate to various loans of operating subsidiaries of the Company.

NOTE 12.  OTHER ACCRUED EXPENSES AND CURRENT LIABILITIES

Other accrued expenses and current liabilities are comprised of the following:

                                                                          December 31,
                                                                          ------------
                                                                   2003                  2002
                                                                   ----                  ----
Customer bonuses and rebates                                      46,173               45,448
Accrued payroll and personnel related expenses                    39,290               38,767
Accrued interest on long-term debt and bonds                      13,093                9,163
Other taxes                                                       11,519               11,135
Warranty and service costs                                         9,681                9,494
Credit balances in receivables                                     2,344                2,206
Outstanding invoices                                               5,627                4,439
Accrued fees for professional services                             3,659                2,859
Liabilities to independent sales agents                            2,302                4,060
Liabilities from interest rate derivatives                        10,318                7,144
Other                                                              5,957                8,195
                                                                 -------              -------
                                                                 149,963              142,910
                                                                 -------              -------

GROHE guarantees the performance of products delivered and services rendered generally for a period of up to two years in Germany and up to five years in other countries. In some foreign countries GROHE also grants a life time warranty for some product features. GROHE accrues a liability for expected warranty costs and similar obligations when a product is sold. Estimates for accrued warranty costs are primarily based on historical experience. Accruals for product warranties changed as follows:

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

                                                                        Year ended December 31,
                                                                        -----------------------
                                                             2003                  2002                  2001
                                                             ----                  ----                  ----
Balance at beginning of period                              9,494                 8,534                 8,157
Foreign currency changes                                      (22)                  (57)                  (14)
Utilizations                                               (6,780)               (7,006)               (6,396)
Additions for warranties issued in respective year          6,989                 8,023                 6,787
                                                            -----                 -----                 -----
Balance at end of period                                    9,681                 9,494                 8,534
                                                            -----                 -----                 -----

NOTE 13.  LONG-TERM DEBT

A) LONG-TERM DEBT TO BANKS

Long-term debt to banks is as follows:

                                                                    December 31,
                                                                    ------------
                                                              2003                 2002
                                                              ----                 ----
New senior credit facility A1                               180,000                   0
New senior credit facility A2                               235,000                   0
New senior credit facility B                                100,000                   0

Senior bank loan facility B                                       0              12,373
Senior bank loan facility C                                       0              59,171
Senior bank loan facility D                                       0             187,178
Senior bank loan facility F                                       0              76,694
Other bank loans of subsidiaries                             10,862              17,722
                                                            -------             -------

                                                            -------             -------
TOTAL LONG TERM DEBT TO BANKS                               525,862             353,138
                                                            -------             -------
Less current maturities of long term debt to banks           38,800              73,184
                                                            -------             -------
LONG TERM DEBT TO BANKS                                     487,062             279,954
                                                            -------             -------

All of the above loans are denominated in euro except for the following. The bank debt of Grohe Siam, Ltd. included above in "Other bank loans of subsidiaries" in an amount of EUR2,793 and EUR4,570 at December 31, 2003 and 2002, respectively, is payable in Thailand baht.

NEW SENIOR CREDIT FACILITY

In March 2003 GROHE entered into an agreement with a syndicate of banks for a new senior credit facility. The new senior credit facility consists of four facilities, three term loan facilities A1, A2 and B in an aggregate amount of up to EUR550,000, and the new revolving facility, in an aggregate amount of up to EUR50,000. Principal payments on facilities A1 and A2 are due semi-annually with the final payment due on December 20, 2009. The principal amount of facility B is due in one lump-sum payment on July 20, 2010. Interest on all facilities is payable at EURIBOR or, in relation to any loan in a currency other than euro, LIBOR plus margin at the end of each interest period or, if the interest period exceeds six months, at the end of six months. The initial margin per year is 2.25% for facilities A1 and A2 and 2.75% for facility B. The margin will be reduced if the Company achieves certain ratios of total net debt to

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

EBITDA, as defined in the senior credit facility agreement. In March 2003 the Company borrowed EUR180,000 under facility A1 and EUR150,000 under facility A2. GROHE used these proceeds of EUR330,000 and existing cash to repay amounts outstanding under the old senior credit facilities of EUR335,416. In April 2003 the Company borrowed additional EUR120,000 under facility A2 and EUR100,000 under facility B. GROHE used these proceeds of EUR220,000 to repay EUR200,000 of long-term debt to related parties and shareholders and to pay expenses related to the refinancing transactions.

The margin for the revolving credit facility is the same as for facilities A1 and A2. In addition, the Company pays a commitment fee of no more than 0.625% for the amount available under the revolving credit facility. As of December 31, 2003 no amounts were outstanding under the revolving facility.

SECURITIZATION OF NEW SENIOR CREDIT FACILITY

The new senior credit facilities A1, A2 and B, and the revolving facility are secured by the following:

         o pledge by Grohe Beteiligungs AG & Co. KG of the shares in Grohe Geschaftsfuehrungs AG with a carrying value of EUR55;

         o pledge by Grohe Beteiligungs AG & Co. KG of its partnership interest in Grohe Water Technology AG & Co. KG with a carrying value of EUR643,326;

         o pledge by Grohe Beteiligungs AG & Co. KG of its escrow account of EUR31,104; and

         o a bank account pledge by Grohe Beteiligungs AG & Co. KG relating to the Grohe Beteiligungs Mandatory Prepayment Account. No deposits were made to this account as of December 31, 2003.

The revolving facility and the new senior credit facility A1, which is owed by Grohe Water Technology AG & Co. KG, are also secured by the following:

         o pledge by Grohe Water Technology AG & Co. KG of the shares or partnership interests, as the case may be, in Grohe Deutschland Vertriebs GmbH with a carrying value of EUR23,922, Grohe Verwaltungsgesellschaft mbH with a carrying value of EUR135, Grohe International GmbH with a carrying value of EUR125,320, Schmoele GmbH & Co. with a carrying value of EUR2,378, H.D. Eichelberg & Co. GmbH with a carrying value of EUR1,444, and, together with Grohe Verwaltungsgesellschaft mbH, DAL GmbH & Co. KG with a carrying value of EUR152,346;

         o pledge by Grohe Geschaftsfuehrungs AG of their partnership interests in Grohe Water Technology AG & Co. KG with a carrying value of EUR1;

         o a bank account pledge by Grohe Water Technology AG & Co. KG relating to the Grohe Water Technology AG & Co. KG Mandatory Prepayment Account. No deposits were made to this account as of December 31, 2003;

         o account assignment by way of security of receivables (including intercompany loans) by Grohe Water Technology AG & Co. KG and Grohe Deutschland Vertriebs GmbH amounting to EUR217,106;

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

         o assignment by way of security of intercompany loans by Grohe International GmbH and DAL GmbH & Co. KG amounting to EUR13,153;

         o transfer by way of security of fixed and current assets by Grohe Water Technology AG & Co. KG amounting to EUR114,324;

         o assignment or pledges of the GROHE brands amounting to EUR207,953;

         o security over the shares in Grohe Nederland B.V. with a carrying value of EUR14,127;

         o security over the shares in Grohe America Inc. with a carrying value of EUR50,771;

         o security over the shares in Grohe Gesellschaft mbH, Wien with a carrying value of EUR5,508;

         o security over the shares in Grohe S.A.R.L. (France) with a carrying value of EUR15,608;

         o security over the shares in Grohe SpA (Italy) with a carrying value of EUR12,736;

         o security over the shares in Grohe N.V. (Belgium) with a carrying value of EUR12,333; and

         o mortgages on properties of Grohe Water Technology AG & Co. KG and domestic subsidiaries of Grohe Water Technology AG & Co. KG with a carrying value of EUR99,548.

All values of pledged assets as stated above are as of December 31, 2003.

COVENANTS RELATED TO NEW SENIOR FACILITY

The new senior credit facility contains customary operating and financial covenants, based on financial data produced under the accounting principles generally accepted in Germany, including, without limitation:

         o requirement to maintain minimum ratios of consolidated operating cash flow to net debt service, each as defined in the new senior credit facility;

         o the requirement to maintain minimum ratios of EBITDA to consolidated net finance charges, each as defined in the new senior credit facility;

         o the requirement to remain under maximum ratios of total net senior debt to EBITDA, each as defined in the new senior credit facility; and

         o the requirement to remain under maximum ratios of total net debt to EBITDA, each as defined in the new senior credit facility.

In addition, the new senior credit facility includes covenants relating to limitations on

         o        sales and other disposals;

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

         o        indebtedness;

         o        acquisitions;

         o        investments; and

         o        hedging.

As of December 31, 2003, the Company was in compliance with above covenants.

CONTINGENT PRINCIPAL PAYMENTS ON THE NEW SENIOR FACILITY

The new senior credit facility requires, among other things, the following to be used to make partial prepayments:

         o certain portions from operating excess cash flow, as defined in the senior credit facility, of Grohe Water Technology AG & Co. KG and its subsidiaries in any fiscal year until the earlier of a qualified public offering or the time when the ratio of total net debt to EBITDA, each as defined in the new senior facility, falls below 2.5 to 1.0;

         o any amount received from a breach of contract, warranty or indemnity claim against a vendor or its affiliates in connection with certain acquisitions, unless applied to prepay bank debt that has been incurred to finance such acquisition or to replace, reinstate, or repair any damaged asset giving rise to such claim or paid to third parties as required in connection with such claims, in each case within 18 months;

         o proceeds from asset sales, other than in the ordinary course of business, so long as such asset sale occurred prior to a qualified public offering; and

         o any amounts received under an insurance policy claim, unless applied against the loss for which such amounts were received or such claim arose following a qualified public offering.

SENIOR BANK LOAN FACILITIES

The Company repaid the senior bank loan facilities B, C, D and F in March 2003. Senior bank loan facilities B, C, and D with scheduled annual principal payments originally matured at December 30, 2006. Principal on senior bank loan facility F was originally payable as a lump-sum amount at December 30, 2006. Unamortized debt issuance cost of EUR6,302 related to these loans were charged to interest expense as of the date of the early extinguishment of this debt.

Interest on all facilities was payable at EURIBOR plus margin. Applicable margins as of December 31, 2002 were 2.25% for facility B and D, 2.50% for facility C, and 3.00% for facility F.

OTHER BANK LOANS OF SUBSIDIARIES

Certain bank loans of operating subsidiaries of the Company maturing between 2004 and 2018 with interest payable at 5.05% to 7.07% as of December 31, 2003 and with interest payable at 4.95% to 7.25% as of December 31, 2002, respectively, were outstanding. These bank loans were mainly secured by

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

mortgages on properties of subsidiaries of EUR14,867 and EUR24,330 at December 31, 2003 and 2002, respectively.

B)       BONDS

On November 13, 2000 Grohe Aktiengesellschaft issued a debenture (`bonds') totaling EUR200,000. The bonds were issued at the nominal value of EUR1 or in multiples of EUR1 and are due at par on November 15, 2010. The bonds bear 11.5% interest per year. Interest payments are made on May 15 and November 15 of each year. Accrued interest of EUR2,875 as of December 31, 2003 and 2002, respectively, was included in current liabilities.

The bonds are subordinated to any indebtedness incurred under the new senior credit facility. The indenture includes certain rules regarding the early redemption of the notes.

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

C)       LONG-TERM DEBT TO RELATED PARTIES AND SHAREHOLDERS

Related parties and shareholders of the Grohe Aktiengesellschaft have provided the Company with loans that bear a nominal interest at a rate of 5% per year. Principal and interest payments are subordinated to the total repayment of the new senior loans in 2009 and the bonds in November 2010.

As the contractual interest rate of 5% on the loans from related parties and shareholders was below the market interest rate at inception of the loans, interest has been imputed at a discount rate of 11.5% for accounting purposes. The difference between the net present value of the loans at inception and the cash amount received from shareholders and related parties was credited to additional paid in capital and deferred taxes at inception of the loans.

In July 2001 additional loans of EUR378 were provided by related parties. Principal and interest payments are subordinated to the repayment of the bonds until November 2010 and the contractual interest rate is 5%. As the nominal interest of 5% per year is less than the market rate, interest has been imputed using a discount rate of 11.5% to arrive at the loans' net present value of EUR200. The difference of EUR178 between the cash provided of EUR378 and the net present value of the loans of EUR200 has been recorded as a credit to additional paid in capital in the amount of EUR110 and a credit to deferred taxes in the amount of EUR68.

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

On April 4, 2003 the Company made a cash payment of EUR200,000 for the loans to related parties and shareholders to repay principal in the amount of EUR154,931 and interest accrued at the contractual rate of 5% in the amount of EUR45,069. As of the date of the repayment the total amount accrued for loans from related parties and shareholders including accrued interest amounted to EUR177,735. The partial repayment of the loans from related parties and shareholders had to be accounted for as a capital transaction. Accordingly, the Company derecognized EUR112,868 of the accrued long-term debt to related parties and shareholders. The difference of EUR87,132 between the cash payment and the derecognized debt was debited to additional paid in capital in the amount of EUR46,031, income tax expense in the amount of EUR7,816 and deferred taxes in the amount of EUR33,285.

As of December 31, 2003 and 2002, principal and interest accrued at the contractual rate of 5% on the loans from related parties and shareholders amounted to EUR111,987 and EUR304,672, respectively. Net of unamortized discount of EUR41,719 and EUR131,998 we recorded EUR70,268 and EUR172,674 as of December 31, 2003 and 2002, respectively, in our consolidated balance sheets for long-term debt from related parties and shareholders, which are comprised as follows:

Long-term debt to related parties:

                                                                          December 31,
                                                                          ------------
                                                                2003                        2002
                                                                ----                        ----
BC Funds, Channel Islands                                       27,493                      67,569
Teabar Capital Corp., Toronto, Canada                           15,048                      36,981
Capital d'Amerique CDPQ, Montreal, Canada                            0                      28,362
Caisse de depot et placement du Quebec, Canada                  11,540                           0
Dr. Hellmut K. Albrecht, Munich, Germany                            84                         193
Cornelius Geber, Hamburg, Germany                                    0                          43
                                                                ------                     -------
Total related parties                                           54,165                     133,148
                                                                ------                     -------

BC Funds, if calculated together, Teabar Capital Corp. and Caisse de depot et placement du Quebec each own and Capital d'Amerique CDPQ owned a share of more than 10% in the Company. Dr. Hellmut K. Albrecht is and Cornelius Geber was a member of the supervisory, respectively, advisory board of the Company.

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

Long term debt to shareholders:


                                                                           December 31,
                                                                           ------------
                                                                   2003                       2002
                                                                   ----                       ----
BdW GmbH & Co. KG, Frankfurt, Germany                              3,964                    9,742
HVB-Offene Unternehmensbeteiligungs-AG,
   Munich, Germany                                                 3,964                    9,742
South Light Investment Pte Limited, Singapore                      3,964                    9,742
HarbourVest III-Direct Fund L.P., Delaware, USA                    2,379                    5,845
Crescat Equity 1 Beteiligung GmbH & Co. KG,
   Hamburg, Germany                                                  924                    2,269
Laranjedo Servicios e Gestao Lda., Madeira, Portugal                 793                    1,949
Michel Guillet, Paris, France                                         47                      115
Patrice Hoppenot, La Celle Saint Coud, France                         23                       57
Raymond Svider, Paris, France                                         23                       57
Cornelius Geber, Hamburg, Germany                                     18                        0
Celia Guillet, Paris, France                                           1                        3
Edouard Guillet, Paris, France                                         1                        3
Vincent Festquet, Paris, France                                        1                        1
Remi Terrail, Paris, France                                            1                        1
                                                                  ------                   ------
Total shareholders                                                16,103                   39,526
                                                                  ------                   ------

D)       CAPITAL LEASES

Other factory and office equipment includes computer hardware and telecommunication equipment under capital lease agreements of EUR2,001 and EUR3,132 as of December 31, 2003 and 2002, respectively. Accumulated depreciation includes depreciation of computer hardware and telecommunication equipment under capital lease agreements of EUR1,523 and EUR2,026 at December 31, 2003 and 2002, respectively. Depreciation expense on assets under capital lease agreements was EUR628, EUR1,419, and EUR1,556 for the years ended December 31, 2003, 2002 and 2001, respectively.

Total minimum lease payments under the above capital lease contracts are comprised as follows:

2004                                                                335
2005                                                                179
2006                                                                 56
2007                                                                  8
Thereafter                                                            0
                                                                    ---
Total minimum lease payments                                        578
                                                                    ---
Less: amount representing interest                                   60
                                                                    ---
Present value of capital lease obligations                          518
                                                                    ---
Current portion                                                     298
Long-term portion                                                   220


Lease terms generally range from 3 to 6 years.

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

E)       FUTURE MATURITIES OF LONG-TERM DEBT

Financial liabilities maturing during the next five years and thereafter are as follows:

                                                                 LONG-TERM DEBT TO
                                                                  RELATED PARTIES
                                 BANK DEBT          BOND         AND SHAREHOLDERS    CAPITAL LEASES        TOTAL
                                 ---------          ----         ----------------    --------------        -----
2004                                38,800              0                 0                 298            39,098
2005                                52,016              0                 0                 162            52,178
2006                                65,845              0                 0                  50            65,895
2007                                80,701              0                 0                   8            80,709
2008                                90,706              0                 0                   0            90,706
Thereafter                         197,794        200,000            70,268                   0           468,062
                                   -------        -------            ------                 ---           -------
Total long-term debt               525,862        200,000            70,268                 518           796,648
                                   -------        -------            ------                 ---           -------

NOTE 14.  PENSION AND SIMILAR OBLIGATIONS

PENSION LIABILITIES

The Company maintains a number of unfunded pension plans, covering substantially all German employees that joined the Company before January 1, 2001. As of January 1, 2001, the German plans have been closed for new hires. The plans provide for payment of retirement benefits and certain disability and survivors benefits. After meeting certain qualifications, an employee acquires a vested right for future benefits. In most cases, the benefits payable are determined on the basis of an employee's length of service, earnings and ranking. For its employees in the United States and the United Kingdom the Company maintains funded pension plans. The measurement date for the majority of the plans is December 31, 2003.

The Projected Benefit Obligation (PBO) developed as follows:

                                                                     December 31,
                                                                     ------------
                                                              2003                   2002
                                                              ----                   ----
Projected benefit obligation at beginning of year           170,508                154,177
                                                            -------                -------
      Foreign currency exchange rate changes                 (1,027)                  (907)
      Service cost                                            5,656                  5,196
      Interest cost                                           9,418                  9,274
      Plan amendments                                             0                    314
      Actuarial losses                                        3,168                  7,523
      Benefits paid                                          (6,199)                (5,131)
      Plan participants' contributions                           62                     62
                                                            -------                -------
Projected benefit obligation at end of year                 181,586                170,508
                                                            -------                -------

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

Changes in plan assets relate only to the funded pension plans in the United States and the United Kingdom and were as follows:

                                                                       December 31,
                                                                       ------------
                                                                2003                 2002
                                                                ----                 ----
Fair value of plan assets at beginning of year                 5,017                5,601
                                                               -----                -----
   Foreign currency exchange rate changes                       (728)                (598)
   Actual return on plan assets                                  807                 (655)
   Employer contributions                                      1,369                  681
   Plan participation contributions                               62                   62
   Benefit payments                                             (574)                 (74)
                                                               -----                -----
Fair value of plan assets at end of year                       5,953                5,017
                                                               -----                -----

A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

                                                                     December 31,
                                                                     ------------
                                                             2003                    2002
                                                             ----                    ----
Funded status*)                                           (175,633)               (165,491)
   Unrecognized prior service cost                             793                     993
   Unrecognized actuarial losses                            16,635                  14,387
                                                          --------                --------
Net amount recognized                                     (158,205)               (150,111)
                                                          --------                --------

*) Difference between the projected benefit obligation and the fair value of plan assets.

Amounts recognized in the consolidated balance sheets consist of:

                                                                     December 31,
                                                                     ------------
                                                             2003                    2002
                                                             ----                    ----
Prepaid pension cost                                           462                      61
Accrued pension liability                                 (159,971)               (151,155)
Intangible assets                                               10                     202
Accumulated other comprehensive income                       1,294                     781
                                                           -------                --------
Net amount recognized                                      158,205                (150,111)
                                                           -------                --------

The Accumulated Benefit Obligation (ABO) totaled EUR159,023 and EUR150,211 on December 31, 2003 and 2002, respectively.

Information for plans with an accumulated benefit obligation in excess of plan assets is as follows:

                                                                     December 31,
                                                                     ------------
                                                             2003                    2002
                                                             ----                    ----
Projected benefit obligation                               177,494                 170,508
Accumulated benefit obligation                             156,001                 150,211
Fair value of plan assets                                    2,889                   5,017

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

Net periodic pension cost comprised the following:

                                                                Year ended December 31,
                                                                -----------------------
                                                        2003              2002              2001
                                                        ----              ----              ----
Service cost                                           5,656              5,196            5,366
Interest cost                                          9,418              9,274            8,917
Expected return on plan assets                          (317)              (377)            (424)
Amortization of unrecognized losses                      115                 81               24
Amortization of prior service cost                       176                168              109
Gain from curtailment                                      0                  0           (5,358)
                                                      ------             ------            -----
Net periodic pension cost                             15,048             14,342            8,634
                                                      ------             ------            -----

The minimum liability included in other comprehensive income changed as follows:

                                                                Year ended December 31,
                                                                -----------------------
                                                         2003              2002              2001
                                                         ----              ----              ----
Increase in minimum liability included in other
comprehensive income, before tax                         514                413              367

The weighted average assumptions used to determine benefit obligations are:

                                                          December 31,
                                                          ------------
                                                     2003              2002
                                                     ----              ----
Discount rate                                        5.27%            5.53%
Rate of compensation increase                        2.84%            2.82%
Increase in social security ceiling                  2.75%            2.75%
Cost of living                                       1.53%            1.76%


The weighted average assumptions used to determine net periodic benefit cost are:

                                                               Year ended December 31,
                                                               -----------------------
                                                      2003            2002               2001
                                                      ----            ----               ----
Discount rate                                         5.53%           6.01%              6.26%
Rate of compensation increase                         2.82%           3.08%              3.07%
Expected long-term return on plan assets              6.78%           7.78%              7.85%

The assumption of the expected long-term return on plan assets is intended to approximate the fund performance over a long time horizon. It is mainly based on historical returns for equities and fixed-income investments.

The plans investment policy is intended to provide conservation of capital and long-term growth of capital and income by investing in balanced mutual funds. These mutual funds are invested in equity and debt securities, real estate and cash as shown below:

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

                                                            December 31,
                                                            ------------
                                                       2003              2002
                                                       ----              ----
Equity securities                                     72.4%             72.3%
Debt securities                                       22.2%             22.2%
Real estate                                            1.9%              2.1%
Other                                                  3.5%              3.4%
                                                     -----             -----
Total                                                100.0%            100.0%
                                                     -----             -----


The Company expects to contribute EUR840 to the funded plans in 2004.

Estimated future benefit payments are as follows:


2004:                          6,222
2005:                          7,739
2006:                          7,241
2007:                          8,378
2008:                          9,350
2009-2013:                    53,705


OTHER POST-RETIREMENT BENEFITS

GROHE provides certain post-retirement benefits to its employees in the US. The plan covers medical, dental and life insurance premiums. The following tables set out information in respect to this plan. The measurement date for the plan is December 31.

The projected post-retirement benefit obligation developed as follows:

                                                            December 31,
                                                            ------------
                                                       2003               2002
                                                       ----               ----
Projected post-retirement benefit obligation
  at beginning of year                                 3,488              1,887
                                                       -----              -----
     Foreign currency exchange rate changes             (504)              (497)
     Service cost                                        103                 99
     Interest cost                                       173                131
     Actuarial (gains) losses                           (960)             1,935
     Plan participants' contributions                      5                  0
     Benefits paid                                       (71)               (67)
                                                       -----              -----
Projected post-retirement benefit obligation
  at end of year                                       2,234              3,488
                                                       -----              -----


A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

                                                            December 31,
                                                            ------------
                                                      2003                 2002
                                                      ----                 ----
Funded status                                       (2,234)              (3,488)
                                                    ------               ------
   Unrecognized actuarial losses                       941                2,243
                                                    ------               ------
Net amount recognized                               (1,293)              (1,245)
                                                    ------               ------


Net periodic post-retirement benefit costs comprised the following:

                                                                Year ended December 31,
                                                                -----------------------
                                                        2003              2002              2001
                                                        ----              ----              ----
Service cost                                            103                 99               43
Interest cost                                           173                131               47
Amortization of unrecognized (gains) losses              74                 33              (23)
                                                        ---                ---               --
Net periodic post-retirement costs                      350                263               67
                                                        ---                ---               --

The assumptions used in calculating the actuarial values for post-retirement benefits are as follows:

                                                                           December 31,
                                                                           ------------
                                                                   2003                   2002
                                                                   ----                   ----
Discount rate                                                      6.25%                  7.00%
First year health care cost trend rate                            10.25%                  6.00%
Ultimate health care cost trend rate                               5.75%                  6.00%
Years to reach ultimate cost trend rate                                9                  n.a.

The discount rates used to determine net periodic benefit costs were:

                                                                Year ended December 31,
                                                                -----------------------
                                                        2003              2002              2001
                                                        ----              ----              ----
Discount rate                                          7.00%              7.00%            6.75%

The effects of a one-percentage point change in assumed health care cost trend rates are presented in the following table:

                                                                   1-percentage         1-percentage
                                                                  point increase       point decrease
                                                                  --------------       --------------
Effect on total of service and interest cost components                  48                  (62)
Effect on accumulated post-retirement benefit obligation                295                 (514)

The Company expects to contribute EUR66 to the plan in 2004.

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

Estimated future benefit payments are as follows:

2004:                               66
2005:                               73
2006:                               80
2007:                               86
2008:                               93
2009-2013:                         504


NOTE 15.  SHAREHOLDERS' EQUITY

SHARE CAPITAL

Effective October, 6, 2003 the Company has been converted from a limited liability company to a stock corporation. 51,374,300 registered common shares without par value were authorized and issued as of December 31, 2003. Each share has a notional value of EUR1.00 of the nominal share capital of the Company. The equity of a limited liability company is not represented by a number of equal shares and each shareholder holds a certain amount of the total nominal capital of the Company. GROHE shareholders and their respective shares in nominal amounts and as percentages at December 31, 2003 and 2002 are presented in the following table.

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

                                                                         DECEMBER 31,
                                                                         ------------
                                                                  2003                  2002
                                                                  ----                  ----
Shareholder                                                 shares       %       shares        %
-----------                                                 ------       -       ------        -
Teabar Capital Corp., Toronto, Canada                       10,723      20.87    10,723       20.87
Capital d'Amerique CDPQ, Montreal, Canada                        0       0.00     8,224       16.01
Caisse de depot et placement du Quebec, Canada               8,224      16.01         0        0.00
BdW GmbH & Co. KG, Frankfurt, Germany                        2,825       5.50     2,825        5.50
HVB-Offene Unternehmensbeteiligungs-AG,
    Munich, Germany                                          2,825       5.50     2,825        5.50
South Light Investment Pte Limited, Singapore                2,825       5.50     2,825        5.50
BC European Capital VI-1, Channel Islands                    1,837       3.58     1,837        3.58
BC European Capital VI-2, Channel Islands                    1,837       3.58     1,837        3.58
BC European Capital VI-3, Channel Islands                    1,837       3.58     1,837        3.58
BC European Capital VI-9, Channel Islands                    1,812       3.53     1,812        3.53
BC European Capital VI-4, Channel Islands                    1,804       3.51     1,804        3.51
BC European Capital VI-5, Channel Islands                    1,791       3.49     1,791        3.49
BC European Capital VI-6, Channel Islands                    1,789       3.48     1,789        3.48
BC European Capital VI-10, Channel Islands                   1,787       3.48     1,787        3.48
BC European Capital VI-7, Channel Islands                    1,780       3.46     1,780        3.46
BC European Capital VI-8, Channel Islands                    1,779       3.46     1,779        3.46
HarbourVest III-Direct Fund L.P., Delaware, USA              1,695       3.30     1,695        3.30
Crescat Equity 1 Beteiligung GmbH & Co. KG,
    Hamburg, Germany                                           658       1.28       658        1.28
Laranjedo Servicios e Gestao Lda., Madeira, Portugal           565       1.10       565        1.10
BC European Capital VI-12, Channel Islands                     368       0.71       368        0.71
Peter Koerfer-Schuen, Dortmund, Germany                        353       0.69       353        0.69
Dr. Rainer S. Simon, Isernhagen, Germany                       353       0.69       353        0.69
Detlef Spigiel, Gevelsberg, Germany                            228       0.44       228        0.44
Michael Grimm, Dreieich-Buchschlag, Germany                    186       0.36       186        0.36
Stephan M. Heck, Mannheim, Germany                             186       0.36       186        0.36
BC European Capital V-3, Channel Islands                       179       0.35       179        0.35
BC European Capital V-5, Channel Islands                       178       0.35       178        0.35
BC European Capital V-4, Channel Islands                       176       0.34       176        0.34
BC European Capital V-1, Channel Islands                       164       0.32       164        0.32
BC European Capital V-2, Channel Islands                       164       0.32       164        0.32
BC European Capital V-6, Channel Islands                       156       0.30       156        0.30
BC European Capital VI-11, Channel Islands                     134       0.26       134        0.26
Dr. Hellmut K. Albrecht, Munich, Germany                        60       0.12        60        0.12
Michel Guillet, Paris, France                                   33       0.07        33        0.07
BC European Capital VI-14, Channel Islands                      17       0.03        17        0.03
Patrice Hoppenot, La Celle Saint Coud, France                   17       0.03        17        0.03
Raymond Svider, Paris, France                                   17       0.03        17        0.03
Cornelius Geber, Hamburg, Germany                               10       0.02        10        0.02
Celia Guillet, Paris, France                                     1       0.00         1        0.00
Edouard Guillet, Paris, France                                   1       0.00         1        0.00
Vincent Festquet, Paris, France                                  0       0.00         0        0.00
Remi Terrail, Paris, France                                      0       0.00         0        0.00
                                                            ------     ------    ------      ------
Total                                                       51,374     100.00    51,374      100.00
                                                            ------     ------    ------      ------

As of December 19, 2003 Capital d'Amerique CDPQ transferred its shares in Grohe Aktiengesellschaft to its parent company Caisse de depot et placement du Quebec.

Peter Koerfer-Schuen, Detlef Spigiel, Michael Grimm and Stephan M. Heck are officers of the Company. Dr. Hellmut K. Albrecht, and Dr. Rainer S. Simon are members of the supervisory board of the Company.

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

COMPREHENSIVE INCOME

The changes in the components of other comprehensive income are as follows:

                                                                      Year ended December 31,
                                                                      -----------------------
                                                       2003                          2002                          2001
                                                       ----                          ----                          ----
                                                       Tax                           Tax                           Tax
                                             Pretax   effect     Net       Pretax   effect     Net       Pretax   effect     Net
                                             ------   ------     ---       ------   ------     ---       ------   ------     ---
Foreign currency
   translation adjustment                   (12,694)       0   (12,694)   (15,008)      0   (15,008)      1,765       0    1,765
Additional minimum
   pension liability                           (514)     129      (385)      (413)    155      (258)       (367)    142     (225)
Net gains on derivatives
   designated as cash flow hedges:
   Unrealized derivative gains               28,587  (10,918)   17,669          0       0         0           0       0        0
   Reclassification of gains to net
     income                                 (15,434)   5,894    (9,540)         0       0         0           0       0        0
                                            -------   ------    ------    -------     ---   -------       -----     ---    -----
Net derivative gains included in
   comprehensive income                      13,153   (5,024)    8,129          0       0         0           0       0        0
                                            -------   ------    ------    -------     ---   -------       -----     ---    -----
Total other comprehensive income
   (loss)                                       (55)  (4,895)   (4,950)   (15,421)    155   (15,266)      1,398     142    1,540
                                            -------   ------    ------    -------     ---   -------       -----     ---    -----

RETAINED EARNINGS

Under German law, the amount of dividends available for distribution to shareholders is based on the earnings of Grohe Aktiengesellschaft (parent company only) as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). In addition, dividend payments are restricted under the indenture related to the issuance of the bond. As a result of the above, no dividend distributions could be made as of December 31, 2003, 2002 and 2001.

SHARE-BASED COMPENSATION

During 2002 and 2001 in accordance with a shareholders' agreement certain management executives were awarded shares of GROHE. The awards are subject to certain restrictions stipulated in a management equity participation agreement between the shareholders and the executives. In accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), the awards qualify for fixed plan accounting treatment. Accordingly, compensation cost is measured as the excess, if any, of the fair market value of the Company's shares at the measurement date over the exercise price. Compensation cost is recognized over the vesting period of the awards. The awards vest over the related executives employment contracts and are subject to accelerated vesting provisions when certain defined conditions are met such as a change in control or an initial public offering. The Company determines fair market value of the awards based on discounted cash flows when no other market related information is available. Deferred compensation costs represent the portion of unvested awards and are included as a component of shareholders' equity. The Company has no other share based compensation plans.

The employment contract of one of the managing directors was terminated in June 2001. In connection with this termination, the shares of the managing director were transferred at EUR905 to GROHE as of July 24, 2001. In July 2001, these shares were granted at an exercise price of EUR1,002 to a managing director of

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

GROHE and two members of the supervisory board of Grohe Geschaftsfuehrungs AG, a wholly owned subsidiary of GROHE. The grant date aggregate fair value of the shares was EUR2,442.

In August 2001, the Company granted shares in the nominal value of EUR110 to managing directors of the Company and a member of the advisory board. The aggregate grant date fair value of the shares was EUR900. The aggregate exercise price of the shares was EUR370. Payments of EUR259 in excess of the nominal value of the granted shares is deferred until June 30, 2006. The deferred amounts bear interest at 6% per annum and interest is due at maturity. The cumulative unpaid interest in arrears was EUR40 and EUR24 at December 31, 2003, and 2002, respectively.

In July 2002, GROHE granted shares in the nominal value of EUR371 to managing directors of the Company. The aggregate exercise price of the shares was EUR1,534. The aggregate grant date fair value of the shares was EUR3,132.

NOTE 16.  COMMITMENTS AND CONTINGENCIES

PURCHASE COMMITMENTS

All purchase commitments are in the normal course of business and comprise the following:

                                                        December 31,
                                                        ------------
                                                    2003             2002
                                                    ----             ----

Raw material and supplies                         136,226           127,617
Fixed assets                                        6,932             6,699
                                                  -------           -------
                                                  143,158           134,316
                                                  -------           -------


LITIGATION

In March 2000 the company now named Grohe Water Technology AG & Co. KG was converted from a stock company named Friedrich Grohe AG to a limited partnership, named Friedrich Grohe AG & Co. KG. A number of minority shareholders subsequently challenged this conversion by filing claims with German courts. In particular, the claimants seek the removal of the entry of the limited partnership from the commercial register and the nullification of the resolution to convert. In addition, one minority shareholder seeks the invalidation of the year 2000 financial statements of Grohe Water Technology. The plaintiffs were unsuccessful in the proceedings for removal of the entry of the limited partnership in the court of last instance. Some of these plaintiffs have nevertheless instituted proceedings with the German Federal Constitutional Court, claiming that the decision by the court of last instance breached their constitutional rights. These proceedings are still pending. All further proceedings have been suspended until the German Federal Constitutional Court has made a decision. To date, all court decisions on the merits of these claims have been in favor of Grohe Water Technology and the Company believes that the chance of the claimants to succeed in any of the aforementioned proceedings is remote.

Minority shareholders who opposed the shareholder resolution to convert Friedrich Grohe AG into a limited partnership were entitled to sell their shares to the company pursuant to a mandatory cash settlement offer. Some minority shareholders have requested that the amount of the cash settlement offer, which was EUR330.20 per former share with a nominal value of DM 50 (EUR25.56 ), be examined in an

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

arbitration procedure provided for by law. The court may determine a higher cash settlement in the course of the arbitration procedure. At the current stage of the arbitration proceedings, it appears likely that a higher cash settlement amount may be set which - according to a statement by an expert appointed by the court - could reach an amount of EUR511.28 per former share with a nominal value of DM 50. Any higher cash settlement determined by the court would apply to 50,195 former shares with a nominal value of DM 50 of minority shareholders of Friedrich Grohe AG who objected to the resolution authorizing the conversion of Friedrich Grohe AG from a stock corporation into a limited partnership. In case the court determines a higher cash settlement amount, the corresponding payment would lead to an increase in the acquisition costs for the above-mentioned shares of Friedrich Grohe AG.

Other legal disputes are pending in the normal course of business. The Company's management is of the opinion that these proceedings will not have any substantial effect on the financial position or operating results or cash flow of the Company. Legal costs are expensed as incurred.

ENVIRONMENTAL MATTERS

In Germany and other jurisdictions where GROHE does business, the Company is subject to strict environmental laws and regulations. Violators of these and other laws and regulations can be subject to substantial criminal and civil penalties, and temporary or permanent plant closures. In 2000, GROHE completed environmental assessments for each of its production facilities. These assessments, which included investigations into soil and groundwater quality, revealed contamination at six of the Company's current or former properties. Subsequent to the environmental assessments in 2000, GROHE has taken remedial actions and conducted further evaluations of environmental remediation issues in 2001 and 2002, and, as a result, by the end of 2002, had reduced the contamination to the extent required at two sites. In addition, GROHE sold one site in 2002, and, as a condition to the sale, the purchaser assumed the costs for any further needed remediation measures related to the site. Although the purchaser has assumed the remediation obligations as a condition to the sale, under German law, the environmental authorities still have the ability to assert claims against the Company with respect to this site. At the remaining three sites, the necessary remedial actions have been agreed upon with the respective environmental authorities and are already initiated or in preparation. The Company believes that the remediation activities already undertaken significantly reduced identified environmental risks. GROHE establishes reserves for environmental risks when a loss is probable and reasonably estimable in accordance with SOP 96-1 "Environmental Remediation Liabilities". Probable remediation costs provided for in the financial statements amount to EUR24 and EUR100 at December 31, 2003 and 2002, respectively.

However, the Company is not in a position to estimate total maximum possible remediation costs as of the date of this report due to factors beyond the Company's control such as changes in environmental laws, uncertainties surrounding the nature and application of environmental regulations, and the discovery of previously unidentified contamination.

OPERATING LEASES

Future minimum lease payments under the terms of noncancelable operating leases for automobile fleet leases, IT equipment and other factory and office equipment as well as for real estate in effect at December 31, 2003 are as follows:

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

2004                                            5,630
2005                                            3,724
2006                                            1,579
2007                                              883
2008                                              634
Thereafter                                      4,725
                                               ------
Total minimum rental payments                  17,175
                                               ------

Operating lease terms generally range from 3 to 60 months for automobile fleet leases, IT equipment, and other factory and office equipment. Remaining lease terms for real estate as of December 31, 2003 are 13 years for land and buildings and up to 89 years for hereditary leases of land.

Total rental expenses for all operating leases were EUR8,205, EUR7,802, and EUR6,988 for the years ended December 31, 2003, 2002 and 2001, respectively.

FINANCIAL GUARANTEES

As is customary in the industry, GROHE sells its products against bills of exchange to some customers. A bill of exchange provides legal evidence of the debt and orders the drawee, who can be the customer or, on its behalf, a financial institution, to pay a specified amount against the bill of exchange at maturity. If GROHE endorses these bills of exchange to a bank, the Company receives its value in cash after deduction of discount. Should the drawee default upon maturity of the bill of exchange, GROHE is liable for the debt. At December 31, 2003 and 2002 the maximum possible recourse against GROHE upon default of the drawee on these transactions amounted to EUR5,074 and EUR4,300, respectively.

NOTE 17.  RELATED PARTY TRANSACTIONS

The 19 BC Funds limited partnerships, if calculated together own 38.1% of Grohe Aktiengesellschaft as of December 31, 2003. BC Partners Limited is the advisor to the 19 BC Funds limited partnerships. In the year ended December 31, 2003 the Company incurred certain expenses on behalf of BC Funds in the amount of EUR1,044 that will be reimbursed in 2004. This amount is included in other current assets.

Funds advised by BC Partners Limited collectively are the largest shareholders of Sanitec International AG, owning a direct and indirect interest of over 75% in Sanitec International AG. In addition, Dr. Rainer S. Simon, the chairman of the management board and chief executive officer of Sanitec International AG, was one of GROHE's managing directors until March 2002 and currently is a member of the supervisory board of the Company. Also, GROHE's chairman of the management board, Peter Koerfer-Schuen, is a member of the supervisory board of Sanitec Oy. In the years ended December 31, 2003, 2002 and 2001 GROHE sold to subsidiaries of Sanitec International AG various products for the approximate aggregate total amount of EUR848, EUR899 and EUR815, respectively.

Dr. Udo Simmat is a member of the supervisory board of the Company and is also a partner of the law firm CMS Hasche Sigle, counsel to Grohe Aktiengesellschaft. In addition, CMS Hasche Sigle has represented, and continues to represent, BC Partners Limited, which is the advisor to the 19 BC Funds limited partnerships. For the years ended December 31, 2003, 2002 and 2001 the Company paid fees for advisory services to CMS Hasche Sigle in the amount of EUR2,765, EUR1,145 and EUR1,007, respectively.

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

Mr. Jens Reidel is a member of the supervisory board of the Company and also a managing director of BC Partner GmbH Beteiligungsberatung, which provides advisory services to Grohe Water Technology, a subsidiary of Grohe Aktiengesellschaft, in connection with its intention to further grow the business through internal growth as well as acquisitions. BC Partner GmbH Beteiligungsberatung committed to a minimum amount of annual consulting services for which they receive a fixed fee of EUR128 per full calendar year. The total amounts paid to BC Partner GmbH Beteiligungsberatung were EUR134, EUR128 and EUR146 for the years ended December 31, 2003, 2002 and 2001, respectively.

Dr. Klaus Hoevermann was a managing director of the Company until June 5, 2001. His spouse has a majority interest in a company delivering springs used in the manufacturing of various GROHE products for over 40 years. Average sales to the Company for the five years ending December 31, 2001 have been approximately EUR281 per year. This represented less than one per cent of the Company's annual procurement.

Dr. Bernd Kortuem is a member of the supervisory board of the Company and also a managing director of Norddeutsche Vermoegen Holding GmbH & Co, the parent company of Immobilienverwaltungsgesellschaft "Aqua-Carre Berlin" mbH & Co. KG. In March 2002 GROHE's subsidiary Grohe Water Technology and Immobilienverwaltungsgesellschaft "Aqua-Carre Berlin" mbH & Co. KG entered into a purchase contract under which GROHE sold one of its former production sites located in Berlin, Germany, for EUR5,880 to Immobilienverwaltungsgesellschaft "Aqua-Carre Berlin" mbH & Co. KG. According to the purchase contract, the sale was consummated at the time the first installment on the purchase price was paid in June 2002. This installment amounted to EUR1,960. The remaining purchase price of EUR3,920 is due in two further installments of EUR1,960 in March 2004 and March 2006, respectively. As the receivable from Immobilienverwaltungsgesellschaft "Aqua-Carre Berlin" mbH & Co. KG does not bear interest, interest has been imputed at a rate of 5% resulting in a net present value of EUR3,648 at December 31, 2003.

NOTE 18.  FINANCIAL INSTRUMENTS

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

GROHE is exposed to risks from changes in interest rates due to its use of financial instruments such as bonds and long-term debt to banks. The Company's new senior credit facility bears interest at a variable rate. To reduce the risk of interest rate changes on the Company's cash flows, GROHE uses interest rate swaps, caps and a collar. With the swap agreements, the Company exchanged the short-term variable rate of the senior facility either for a long-term variable interest rate with a capped total interest or a fixed interest rate. The volume of the interest rate derivatives decreases with the amortization of the related senior debt until the last interest rate derivatives mature on July 21, 2008. Interest rate derivatives are not designated as accounting hedges of specific assets, liabilities, or firm commitments. Interest rate derivatives are marked to market and any resulting gain or loss is recognized in financial income from derivatives in the consolidated statements of operations.

GROHE conducts business on a worldwide basis in various international currencies. During the year ended December 31, 2003, the Company generated approximately 30% of its revenues in currencies other than the euro. Since production costs are mainly measured in euro the risk from foreign currency exposure is essentially related to sales and related accounts receivable denominated in foreign currencies. To mitigate the risks of foreign currency exchange rate fluctuations on the cash flows from foreign currency denominated sales and related accounts receivable, GROHE uses foreign currency forward contracts to sell received foreign currency amounts at a fixed euro to foreign currency exchange rate.

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

This hedging policy has been established to enable management to plan future euro cash flows from sales and accounts receivable. Principal currencies hedged are US dollar, British pound, Japanese yen and Canadian dollar. The maximum length of time to hedge the exposure from forecasted sales is twelve months. The derivative contracts entered into by the Company may exceed this twelve months period by the expected collection period for the related accounts receivable. Depending upon the development of foreign currency exchange rates the Company may change this hedging policy in the future.

As of December 31, 2003 the maximum remaining maturity of foreign currency contracts used to hedge the exposure to the variability in cash flows from foreign currency forecasted transactions was 16 months.

Prior to January 1, 2003 the Company did not designate its foreign currency forward contracts as accounting hedges of specific assets, liabilities or forecasted sales transactions. Accordingly all gains and losses from changes in fair market value of these contracts were directly included in financial income from derivatives in the consolidated statements of operations. On January 1, 2003 the Company changed its designation for foreign currency derivative instruments used to hedge the foreign currency exposure on cash flows from expected sales and the related accounts receivable. These contracts were designated as accounting hedges as of January 1, 2003 or as of the date of inception if entered into after January 1, 2003. The effective portion of gains and losses on derivative instruments designated as cash flow hedges is reported as a component of other comprehensive income, net of tax, and reclassified to earnings in the same period in which the hedged forecasted transaction affects earnings. Amounts reclassified from accumulated other comprehensive income to earnings are included in the same financial statements line items as the hedged transactions in the consolidated statements of operations. Any ineffective portion of gains and losses on a derivative designated as a cash flow hedge is included in other income and expense, net, when the ineffectiveness occurs. In the year ended December 31, 2003 ineffective gains of EUR1,698, before tax, were reclassified from accumulated other comprehensive income to earnings because it was probable that the originally forecasted transaction would not occur within the originally specified time. The Company expects that an amount of EUR12,997, before tax, of deferred net derivative gains included in accumulated other comprehensive income as of December 31, 2003 will be reclassified to earnings within the next twelve months when the hedged forecasted foreign currency denominated transactions are recognized in the income statement.

Contracts existing at January 1, 2003 to economically hedge existing accounts receivable as of that date were not designated as accounting hedges. From time to time, GROHE may enter into foreign currency derivative contracts to hedge foreign currency accounts receivable or payable without designating these contracts as accounting hedges. Beginning January 1, 2003, gains and losses on foreign currency forwards not specifically designated as accounting hedges are included in other income (expense), net, in the consolidated statements of operations.

GROHE does not enter into any derivative contracts for trading or speculative purposes.

To minimize the risk of fluctuations in the market price of major raw material commodities, especially brass, Grohe may enter commodity purchase contracts over the counter with suppliers instead of closing commodity forward contracts.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

The following methods and assumptions were used to estimate the fair value of the financial instruments held by the Company for which it is practicable to estimate fair value:

         o The amounts reported in the consolidated balance sheets for cash and cash equivalents, trade receivables, accounts payable, accrued expenses and short-term debt approximate fair value based on the short-term maturity of these instruments.

         o Receivables from sale of real property: The fair values of receivables from sale of real property with a maturity of more than twelve months are estimated by discounting future cash flows using interest rates currently available for debt with identical terms and remaining maturities.

         o Bonds: The fair values of the bonds are based upon available quoted market prices.

         o Long-term bank loans: The carrying amounts of variable interest bearing debt approximate fair value. Fair values of fixed interest rate bearing debt are estimated by discounting future cash flows using interest rates currently available for debt with identical terms and remaining maturities.

         o Long-term debt to shareholders and related parties: Because these loans carry a rate of interest which is below market, interest has been imputed at an appropriate rate and the debt has been recorded at its fair value.

         o Derivative financial instruments: The estimated fair values of interest rate and foreign currency derivative contracts represent the amounts to enter into similar contracts for the remaining maturity of the contracts. Fair values of interest rate and foreign currency derivatives are estimated by obtaining quotes from financial institutions.

Considering the variability of value-determining drivers, the fair values presented may not be those the Company could realize under the current market conditions.

Fair values of financial instruments, which are not derivative financial instruments, approximate carrying amounts except as follows:

                                                              December 31,
                                                              ------------
                                                    2003                        2002
                                                    ----                        ----
                                          Carrying        Fair         Carrying        Fair
                                           amount         value         amount        value
                                           ------         -----         ------        -----
Assets
   Receivables from sale of real
      property                                3,648        3,741          3,475         3,565


Liabilities
   Bonds                                    200,000      227,500        200,000       227,000
   Long-term debt to banks with
      fixed interest rates                   10,862       11,151         17,722        18,197

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

The receivable from the sale of real property to related parties (see NOTE 17) of nominally EUR3,920 at December 31, 2003 and 2002, which results from the sale of one of the Company's former production sites, is due in two installments of EUR1,960 in March 2004 and March 2006, respectively. As the receivable does not bear interest, interest has been imputed at a rate of 5% resulting in a net carrying amount of EUR3,648 at December 31, 2003.

The following table sets out the notional amount of the Company's currency and interest rate derivatives and the respective fair values. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract. GROHE entered into all derivative contracts at zero cost.

                                                              December 31,
                                                              ------------
                                                    2003                        2002
                                                    ----                        ----
                                          Notional        Fair         Notional        Fair
                                           amount         value         amount        value
                                           ------         -----         ------        -----
   Foreign currency contracts               124,062       16,768        165,460        15,485
   Interest rate contracts                  482,745      (10,318)       347,167        (7,144)


The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments. Counterparties to the Company's financial instruments generally represent major financial institutions. The Company believes that the overall credit risk related to derivatives is insignificant.

NOTE 19.  BUSINESS SEGMENTS

GROHE mainly produces sanitary fittings, including electronic and hydraulic faucets, showers and shower systems, flushing valves, safety and self-closing faucets as well as flushing cisterns and water management systems primarily for private and also for public/commercial use. Most of these products are sold worldwide. Due to the different dynamics across the geographic areas, the business is managed by the chief operating decision maker on the basis of a segmentation into the following individual geographical regions:

         o GERMANY AND DIRECT EXPORTS. This segment comprises GROHE's activities in Germany and direct exports through German subsidiaries to foreign customers mainly in eastern Europe and the Middle East.

         o EUROPEAN SUBSIDIARIES. This segment covers operations in the most important European markets outside Germany in which the GROHE Group is represented by foreign subsidiaries.

         o OVERSEAS SUBSIDIARIES. This segment comprises GROHE's activities outside Europe where the Company has subsidiaries.

         o        HOLDING. This segment contains holding and managing companies.

The Company's management reporting and controlling systems are generally based upon group accounting principles, which are within the scope of German GAAP. GROHE measures the performance of its operating segments through "EBIT" according to German GAAP. Earnings before interest and

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

taxes (EBIT) is defined as income (loss) before income taxes, minority interests and extraordinary items adjusted for interest. EBIT reported for the segments does not represent actual earnings for the operating segments, as margins included in transfer prices on products sourced from production plants in Germany are included in EBIT of the segment "Germany and direct exports". The transfer prices between the segments are generally based on standard production costs plus a reasonable profit markup. Margins generated in Germany for intercompany sales to other segments are not identified on segment level in the internal reporting system. It would therefore be impractical to provide such disclosure.

Revenues to third parties are allocated to the segments based on the location of the sales generating subsidiary; direct exports primarily to customers located in the Middle East and eastern Europe are made and reported for directly from Germany. Assets are defined as total assets according to the Group accounting standards; assets also include interests in associated companies. Assets are allocated according to the location of the respective legal entity. Debt as used in the management reporting is defined as total current and noncurrent liabilities less pension liabilities.

Segmental information for the year ended and as of December 31, 2003 is as follows:

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

                            Germany                                               Elimination
                              and                                                  of inter-
       Year ended           direct       European      Overseas       Holding       segment       US GAAP        GROHE
   December 31, 2003        exports    subsidiaries  subsidiaries      level     transactions   adjustments      Group

                         million euro  million euro  million euro  million euro  million euro   million euro  million euro
                         ------------  ------------  ------------  ------------  ------------   ------------  ------------
Sales

   To third parties           346.4        380.3         162.4            0.0           0.0         (4.3)         884.8

   To other segments          408.5         61.4           7.3            0.0        (477.2)         0.0            0.0

EBIT                          108.3         41.2          23.9          (95.6)        (28.1)        41.9           91.6

Of which:

   Depreciation of
   tangible assets             27.0          4.8           2.3            1.1           0.0          0.0           35.2

   Amortization of
   goodwill and other
   intangibles                  5.8          0.1           0.5           65.1           0.0        (47.2)          24.3

   Noncash items
   other than
   depreciation and
   amortization
   expense                      7.4         (0.9)         (0.5)           9.9           0.0          5.3           21.2

   Income from
   equity method
   investees                    0.4          0.0           0.0            0.0           0.0          0.0            0.4

Interest income                 3.3          0.5           0.3            1.3          (2.3)         0.0            3.1

Interest expense               12.4          0.4           0.4           53.2          (2.3)         7.0           71.1

Assets                        453.1        189.3          92.2          605.3        (181.7)       157.7        1,315.9

Investments in equity
method
investees                       1.1          0.0           0.0            0.0           0.0          0.0            1.1

Capital expenditures           36.5          4.2           1.7            0.0          (0.1)         0.2           42.5

Debt                          330.8        128.7          39.6          641.8         (66.5)        (3.8)       1,070.6

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

Segmental information for the year ended and as of December 31, 2002 is as follows:


        Year ended           Germany       European      Overseas       Holding     Elimination     US GAAP        GROHE
                               and                                                   of inter-
                             direct                                                   segment
     December 31, 2002       exports     subsidiaries  subsidiaries      level     transactions   Adjustments      Group

                          million euro   million euro  million euro  million euro  million euro  million euro   million euro
                          ------------   ------------  ------------  ------------  ------------  ------------   ------------
  Sales

     To third parties          349.5         370.6         181.6           0.0            0.0          (3.4)        898.3

     To other segments         395.4          41.2           5.8           0.0         (442.4)          0.0           0.0

  EBIT                         102.0          31.8          29.3         (83.6)         (16.9)         55.5         118.1

  Of which:

     Depreciation of
     tangible assets            28.5           5.3           2.0          12.4            0.0          (0.3)         47.9

     Amortization of
     goodwill and other
     intangibles                 4.1           0.1           0.1          65.9            0.0         (46.8)         23.4

     Noncash items
     other than
     depreciation and
     amortization
     expense                     9.3           0.4           0.2           0.0            0.0          (8.3)          1.6

     Income from
     equity method
     investees                   0.9           0.0           0.0           0.0            0.0           0.0           0.9

  Interest income                3.3           0.3           0.1           1.2           (1.6)          0.0           3.3

  Interest expense              12.5           0.5           0.6          51.8           (1.6)          6.6          70.4

  Assets                       449.1         131.3          95.7         665.8         (126.5)        107.5       1,322.9

  Investments in equity
  method investees               1.5           0.0           0.0           0.0            0.0           0.0           1.5

  Capital expenditures          37.8           3.0           4.0           0.0            0.0           0.0          44.8

  Debt                         307.2          84.4          38.4         697.4          (27.0)        (83.3)      1,017.1

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

Segmental information for the year ended and as of December 31, 2001 is as follows:

       Year ended           Germany      European      Overseas       Holding     Elimination     US GAAP        GROHE
                              and                                                  of inter-
                            direct                                                  segment
   December 31, 2001        exports    subsidiaries  subsidiaries      level     transactions   Adjustments      Group

                         million euro  million euro  million euro  million euro  million euro  million euro   million euro
                         ------------  ------------  ------------  ------------  ------------  ------------   ------------
Sales

   To third parties          354.3         357.2         167.3           0.0           0.0           2.0         880.8

   To other segments         359.2          40.8           4.2           0.0        (404.2)          0.0           0.0

EBIT                          90.7          27.2          23.8         (90.1)         (8.2)         (1.5)         41.9

Of which:

   Depreciation of
   tangible assets            27.2           5.2           2.5          17.7           0.0           1.5          54.1

   Amortization of
   goodwill and other
   intangibles                 3.0           0.2           0.1          66.3           0.0         (11.1)         58.5

   Noncash items
   other than
   depreciation and
   amortization
   expense                     8.2           0.2           0.6           0.4           0.0          11.1          20.5

   Income from
   equity method
   investees                   0.2           0.0           0.0           0.0           0.0           0.0           0.2

Interest income                2.5           0.4           0.2           1.6          (1.3)          0.0           3.4

Interest expense              16.6           0.4           0.7          57.6          (1.3)          6.3          80.3

Capital expenditures          27.5           3.6           4.8           0.0           0.0           0.8          36.7

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

A reconciliation of consolidated segments' earnings before interest and taxes to group's consolidated income (loss) before taxes and minority interests is as follows:

                                                                               Year ended December 31,
                                                                               -----------------------
                                                                 2003                  2002                    2001
                                                                 ----                  ----                    ----
Earnings before interest and income taxes
   according to German GAAP                                      49,711                62,636                  43,370
                                                                 ------                ------                 -------
Adjustments from German GAAP to US GAAP                          13,660                 3,193                   2,374
   Debt issuance cost                                            47,769                47,644                  12,799
   Business combinations
   Derivative financial instruments and foreign
      currency translation                                      (18,359)                9,016                 (17,164)
   Cost of computer software and other
      intangible assets                                            (270)                 (493)                    (96)
   Provisions and contingencies                                     693                   687                    (187)
   Special reserves under German GAAP                              (481)               (1,547)                   (980)
   Pension and other personnel related accruals                    (517)               (1,525)                  1,726
   Other                                                           (575)               (1,469)                    101
                                                                 ------                ------                 -------
Earnings before interest, income taxes and
   minority interests according to US GAAP                       91,631               118,142                  41,943
                                                                 ------                ------                 -------
Interest income (expense), net (US GAAP)                        (68,002)              (67,083)                (76,961)
                                                                 ------                ------                 -------
Income (loss) before income taxes minority
   interests according to US GAAP                                23,629                51,059                 (35,018)
                                                                 ------                ------                 -------

A reconciliation of consolidated segments' revenues to group's consolidated revenues is as follows:


                                                                       Year ended December 31,
                                                                       -----------------------
                                                         2003                    2002                   2001
                                                         ----                    ----                   ----
Total revenues according to German
    GAAP                                               889,056                901,750                 878,868
                                                       -------                -------                 -------
Adjustments from German GAAP to US
    GAAP
    Derivative financial instruments                    (4,300)                (3,488)                  1,913
                                                       -------                -------                 -------
Total revenues according to US GAAP                    884,756                898,262                 880,781
                                                       -------                -------                 -------

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

A reconciliation of consolidated segments' assets to consolidated total assets is as follows:

                                                                     December 31,
                                                                     ------------
                                                             2003                  2002
                                                             ----                  ----
Total assets according to German GAAP                     1,158,197             1,215,427
                                                          ---------             ---------
Adjustments from German GAAP to US GAAP
   Debt issuance cost                                        10,092                 7,056
   Business combinations                                    126,034                78,265
   Derivative financial instruments and foreign
      currency translation                                   18,891                14,189
   Costs of computer software and other                         730                 1,000
      intangibles
   Provisions and contingencies                              (2,518)               (2,503)
   Special reserves under German GAAP                        (6,035)               (5,378)
   Pension and personnel related accruals                    17,559                16,936
   Leasing                                                      493                 1,131
   Other                                                     (7,526)               (3,226)
                                                          ---------             ---------
Total assets according to US GAAP                         1,315,917             1,322,897
                                                          ---------             ---------

On account of the largely homogeneous product range, product-based divisional organization and divisional accounting do not exist except for sales information by product groups; instead, almost the entire sales range is marketed under the brand GROHE. Under this brand name the Company sells the product groups GROHE Designer Faucets & Accessories, GROHE Bathroom and Special Fittings, GROHE Kitchen Faucets, GROHE Showers and Shower Systems and GROHE SanitarySystems. The strategic product groups focus on the management of the product development and innovation processes as well as the management of the product life cycle and supplement the Company's functional organizational structure.

Revenues from external customers for each group of similar products according to US GAAP are as follows:

                                                                              Year ended December 31,
                                                                              -----------------------
                                                                    2003                2002               2001
                                                                    ----                ----               ----
GROHE Designer Faucets & Accessories                              82,259               78,505            66,487
GROHE Bathroom and Special Fittings                              382,895              385,215           393,420
GROHE Kitchen Faucets                                            107,932              110,000           104,272
GROHE Showers and Shower Systems                                 142,609              143,968           132,979
GROHE SanitarySystems                                             87,682               88,205            88,657
Specialty brands                                                  44,289               50,374            54,810
Other                                                             37,090               41,995            40,156
                                                                 -------              -------           -------
                                                                 884,756              898,262           880,781
                                                                 -------              -------           -------

In the year 2003 we partially changed the allocation of products to the various product groups and also renamed the product groups. Prior year data has been restated accordingly.

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------

Sales by regions are as follows:

                                                                             Year ended December 31,
                                                                             -----------------------
                                                                   2003                2002               2001
                                                                   ----                ----               ----
Germany                                                         215,352              225,939           245,382
Europe without Germany                                          449,892              433,047           410,615
   North America                                                116,115              126,762           114,128
   Far East                                                      45,293               54,195            52,370
   Rest of world                                                 58,104               58,319            58,286
                                                                -------              -------           -------
Overseas                                                        219,512              239,276           224,784
                                                                -------              -------           -------
                                                                884,756              898,262           880,781
                                                                -------              -------           -------

Direct exports included in the segment Germany have been allocated to the various regional markets. During the periods reported, there were no sales in which a single customer achieved a sales volume of more than 10% of total sales.

                                                                      SCHEDULE I

                            GROHE AKTIENGESELLSCHAFT
                            STATEMENTS OF OPERATIONS
                   (EURO IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             YEAR ENDED DECEMBER 31,
                                                                             -----------------------
                                                                   2003                2002               2001
                                                                   ----                ----               ----
Interest income                                                    27,145             27,843            27,110
Interest expense                                                  (45,331)           (41,332)          (40,199)
Income (loss) from affiliated companies                            44,023             28,168           (35,494)
Other expense                                                     (17,460)            (2,408)             (414)
                                                                  -------             ------           -------
Income (loss) before income taxes                                   8,377             12,271           (48,997)
Income tax (expense) benefit (NOTE 2)                             (27,309)            11,280            18,884
                                                                  -------             ------           -------
Net income (loss)                                                 (18,932)            23,551           (30,113)
                                                                  -------             ------           -------
Basic and diluted loss per common share                            (0.37)
Weighted average number of shares outstanding
   basic and diluted                                           51,374,300              n/a                n/a


                  The accompanying notes are an integral part
                    of these condensed financial statements

                            GROHE AKTIENGESELLSCHAFT
                                 BALANCE SHEETS
                               (EURO IN THOUSANDS)

                                                                          DECEMBER 31,
                                                                          ------------
                                                                 2003                      2002
                                                                 ----                      ----
Assets
   Current assets
      Cash and cash equivalents                                  6,776                      6,001
      Accounts receivable
         Due from affiliated companies                          81,404                    134,727
      Other current assets                                       3,942                      3,639
                                                               -------                    -------
            Total current assets                                92,122                    144,367
                                                               -------                    -------

      Investments in affiliated companies                      156,490                    188,714
      Loans to affiliated companies                            200,000                    200,000
      Deferred taxes                                             4,978                          0
      Other noncurrent assets                                      271                        767
                                                               -------                    -------
            Total assets                                       453,861                    533,848
                                                               -------                    -------


                  The accompanying notes are an integral part
                    of these condensed financial statements

                            GROHE AKTIENGESELLSCHAFT
                           BALANCE SHEETS (CONTINUED)
                               (EURO IN THOUSANDS)

                                                                               DECEMBER 31,
                                                                      2003                     2002
                                                                      ----                     ----
Liabilities and Shareholders' Equity
   Current liabilities
      Accounts payable
         Due to affiliated companies                                      46                      115
      Other accrued expenses and current liabilities                   5,033                    3,207
                                                                     -------                  -------
         Total current liabilities                                     5,079                    3,322
                                                                     -------                  -------
      Long-term debt to related parties (NOTE 3)                      54,165                  133,148
      Long-term debt to shareholders (NOTE 3)                         16,103                   39,526
      Long-term debt to affiliated companies
       (NOTE 3)                                                       96,375                        0
      Bonds (NOTE 3)                                                 200,000                  200,000
      Noncurrent deferred tax liabilities                                  0                    6,484
                                                                     -------                  -------
         Total noncurrent liabilities                                366,643                  379,158
                                                                     -------                  -------
      Commitments and contingencies
   Shareholders' equity
      Share capital                                                        0                   51,374
      Common stock, no par value, 51,374,300 shares
         authorized and issued at December 31, 2003                   51,374                        0
      Additional paid in capital, net of subscription
         receivable of EUR299 and EUR283 at
         December 31, 2003, and 2002, respectively                   117,173                  163,204
      Deferred compensation                                           (1,104)                  (1,788)
      Accumulated deficit                                            (76,442)                 (57,510)
      Accumulated other comprehensive income                          (8,862)                  (3,912)
                                                                     -------                  -------
         Total shareholders' equity                                   82,139                  151,368
                                                                     -------                  -------
            Total liabilities and shareholders' equity               453,861                  533,848
                                                                     -------                  -------


                  The accompanying notes are an integral part
                    of these condensed financial statements

                            GROHE AKTIENGESELLSCHAFT
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                               (EURO IN THOUSANDS)

                                                                                                    ACCUMULATED OTHER
                                                                                               COMPREHENSIVE INCOME (LOSS)
                                                                                               ---------------------------
                                               SHARE                                         FOREIGN    DEFERRED
                                              CAPITAL/  ADDITIONAL   DEFERRED                CURRENCY     GAIN      MINIMUM
                                               COMMON     PAID IN    COMPEN-   ACCUMULATED  TRANSLATION ON HEDGE    PENSION
                                               STOCK      CAPITAL     SATION     DEFICIT    ADJUSTMENT  CONTRACTS  LIABILITY
                                               -----      -------     ------     -------    ----------  ---------  ---------
Balance at December 31, 2000                  50,893    158,265           0     (50,948)      9,814          0         0
                                              ------    -------      ------     -------     -------      -----      ----
       Capital increase                          110       267
       Subscription receivable                            (267)
       Treasury share transaction                           97
       Increase in additional paid in
         capital related to long-
         term debt to shareholders and
         related parties                                   110
       Comprehensive income (loss):
          Net loss                                                              (30,113)
          Foreign currency translation
            adjustment                                                                        1,765
          Minimum pension liability adjustment                                                                      (225)
                 Total comprehensive loss

Balance at December 31, 2001                  51,003    158,472           0     (81,061)     11,579          0      (225)
                                              ------    -------      ------     -------     -------      -----      ----
       Capital increase                          371     1,163
       Deferred compensation charge                      3,569       (3,569)
       Amortization of deferred compensation                          1,781
       Comprehensive income (loss):
          Net income                                                             23,551
          Foreign currency translation
            adjustment                                                                      (15,008)
          Minimum pension liability adjustment                                                                      (258)
                 Total comprehensive income
                                              ------    -------      ------     -------     -------      -----      ----

Balance at December 31, 2002                  51,374    163,204      (1,788)    (57,510)     (3,429)         0      (483)
                                              ------    -------      ------     -------     -------      -----      ----

       Repayment of long-term debt to
         related parties and shareholders               (46,031)
       Amortization of deferred compensation                            684
       Comprehensive income (loss):
          Net loss                                                              (18,932)
          Foreign currency translation
            adjustment                                                                      (12,694)
          Cash flow hedges                                                                               8,129
          Minimum pension liability adjustment                                                                      (385)
                 Total comprehensive loss
                                              ------    -------      ------     -------     -------      -----      ----

Balance at December 31, 2003                  51,374    117,173      (1,104)    (76,442)    (16,123)     8,129      (868)
                                              ------    -------      ------     -------     -------      -----      ----

                                                  TOTAL
                                               SHAREHOLDERS'
                                                 EQUITY
                                                 ------
Balance at December 31, 2000                    168,024
                                                -------
       Capital increase                             377
       Subscription receivable                     (267)
       Treasury share transaction                    97
       Increase in additional paid in
         capital related to long-
         term debt to shareholders and
         related parties                            110
       Comprehensive income (loss):
          Net loss                              (30,113)
          Foreign currency translation
            adjustment                            1,765
          Minimum pension liability adjustment     (225)
                 Total comprehensive loss       (28,573)
                                                -------

Balance at December 31, 2001                    139,768
                                                -------
       Capital increase                           1,534
       Deferred compensation charge                   0
       Amortization of deferred compensation      1,781
       Comprehensive income (loss):
          Net income                             23,551
          Foreign currency translation
            adjustment                          (15,008)
          Minimum pension liability adjustment     (258)
                 Total comprehensive income       8,285
                                                -------

Balance at December 31, 2002                    151,368
                                                -------

       Repayment of long-term debt to
         related parties and shareholders       (46,031)
       Amortization of deferred compensation        684
       Comprehensive income (loss):
          Net loss                              (18,932)
          Foreign currency translation
            adjustment                          (12,694)
          Cash flow hedges                        8,129
          Minimum pension liability adjustment     (385)
                                                -------
                 Total comprehensive loss       (23,882)
                                                -------

Balance at December 31, 2003                     82,139
                                                -------

                  The accompanying notes are an integral part
                    of these condensed financial statements

                            GROHE AKTIENGESELLSCHAFT
                            STATEMENTS OF CASH FLOWS
                               (EURO IN THOUSANDS)

                                                                              YEAR ENDED DECEMBER 31,
                                                                              -----------------------
                                                                   2003                 2002                 2001
                                                                   ----                 ----                 ----
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                             (18,932)               23,551              (30,113)
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities
         Deferred income taxes                                    29,639               (11,419)             (16,196)
         (Income) loss from affiliated companies                 (44,023)              (28,168)              35,494
         Noncash compensation                                        684                 1,781                    0
         Accrued interest on long-term debt
            to related parties and shareholders                   10,462                17,810               15,962
         Expenses related to the refinancing of loans
            from related parties and shareholders                 14,843                     0                    0
   Changes in operating assets and liabilities
      Due from affiliated companies                                7,995                (3,728)               2,147
      Prepaid expenses and other assets                              193                    87               (3,427)
      Due to affiliated companies                                    (69)                  109                    4
      Other accrued expenses and liabilities                       1,826                  (170)                  68
                                                                 -------                 -----                  ---
   NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES            2,618                  (147)               3,939
                                                                 -------                 -----                  ---

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
      Proceeds from dividend payments of affiliated
        companies                                                 88,000                     0                    0
                                                                 -------                 -----                  ---
   NET CASH PROVIDED BY INVESTING ACTIVITIES                      88,000                     0                    0
                                                                 -------                 -----                  ---

CASH FLOWS USED FOR FINANCING ACTIVITIES:
      Proceeds from issuance of long-term debt to
         affiliated companies                                    125,000                     0                    0
      Proceeds from issuance of long-term debt
         to shareholders and related parties                           0                     0                  378
      Principal payments on long-term debt to related
         parties and shareholders                               (200,000)                    0                    0
      Expenses related to the refinancing of debt from
         related parties and shareholders                        (14,843)                    0                    0
      Proceeds from issuance of shares                                 0                 1,534                  110
      Purchase of treasury shares                                      0                     0                 (905)
      Sale of treasury shares                                          0                     0                1,002
                                                                 -------                 -----                  ---
   NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES          (89,843)                1,534                  585
                                                                 -------                 -----                  ---

   NET INCREASE IN CASH AND CASH EQUIVALENTS                         775                 1,387                4,524
                                                                 -------                 -----                  ---

   CASH AND CASH EQUIVALENTS
      AT BEGINNING OF YEAR                                         6,001                 4,614                   90
      AT END OF YEAR                                               6,776                 6,001                4,614

   Supplemental disclosure of cash flow information
      Interest paid                                               23,000                23,375               23,889
      Income tax payments (refunds)                               (3,620)                    0               (4,226)
      Other payments to related parties                              757                     0                    0

Noncash investing and financing activities:  NOTE 4


                  The accompanying notes are an integral part
                    of these condensed financial statements

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------

NOTE 1.  BASIS OF PREPARATION

These condensed financial statements of Grohe Aktiengesellschaft (the "Company") have been prepared using the same accounting policies as set out in our consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 except that subsidiaries are not consolidated but instead are accounted for using the equity method.

NOTE 2.  INCOME TAXES

The net income tax (expenses) and benefits include German deferred tax (expenses) and benefits of EUR(29,641), EUR11,419 and EUR16,197 for the years ended December 31, 2003, 2002 and 2001, respectively, and German current tax (expenses) and benefits of EUR2,332, EUR(139) and EUR2,687 for the years ended December 31, 2003, 2002 and 2001, respectively. The deferred taxes result from temporary differences between the tax bases of assets and liabilities and their reported amounts and from tax net loss carryforwards. At December 31, 2003, 2002 and 2001, Grohe Aktiengesellschaft had corporate tax net loss carryforwards of EUR158,151, EUR166,594 and EUR130,033, respectively. These corporate tax net loss carryforwards include tax deductible losses of Grohe Aktiengesellschaft as well as taxable income from the subsidiaries Grohe Beteiligungs AG & Co. KG and Grohe Water Technology AG & Co. KG, respectively. As both subsidiaries are partnerships, corporate income tax on taxable income of these subsidiaries is due at the shareholders level, i.e. at the level of Grohe Aktiengesellschaft. Deferred tax assets of EUR20,912, EUR43,939 and EUR34,296 have been set up as of December 31, 2003, 2002 and 2001 for these tax loss carryforwards resulting in tax (expenses) and benefits of EUR(23,027) , EUR9,643 and EUR15,123 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 3.  LONG-TERM DEBT

A)       BONDS

On November 13, 2000 Grohe Aktiengesellschaft issued a debenture (`bonds') totaling EUR200,000. The bonds were issued at the nominal value of EUR1 or in multiples of EUR1 and are due at par on November 15, 2010. The bonds bear 11.5% interest per year. Interest payments are made on May 15 and November 15 of each year. Accrued interest of EUR2,875 as of December 31, 2003 and 2002, respectively, was included in current liabilities.

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

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------

Grohe's last remaining default was cured upon the effectiveness of its registration statement with the SEC on February 22, 2002 and as of this date interest was reduced to 11.5% again.

B)       LONG-TERM DEBT TO SHAREHOLDERS AND LONG-TERM DEBT TO RELATED PARTIES

Related parties and shareholders of the Grohe Aktiengesellschaft have provided the Company with loans that bear a nominal interest at a rate of 5% per year. Principal and interest payments are subordinated to the total repayment of the new senior loans in 2009 and the bonds in November 2010.

As the contractual interest rate of 5% on the loans from related parties and shareholders was below the market interest rate at inception of the loans, interest has been imputed at a discount rate of 11.5% for accounting purposes. The difference between the net present value of the loans at inception and the cash amount received from shareholders and related parties was credited to additional paid in capital and deferred taxes at inception of the loans.

In July 2001 additional loans of EUR378 were provided by related parties. Principal and interest payments are subordinated to the repayment of the bonds until November 2010 and the contractual interest rate is 5%. As the nominal interest of 5% per year is less than the market rate, interest has been imputed using a discount rate of 11.5% to arrive at the loans' net present value of EUR200. The difference of EUR178 between the cash provided of EUR378 and the net present value of the loans of EUR200 has been recorded as a credit to additional paid in capital in the amount of EUR110 and a credit to deferred taxes in the amount of EUR68.

On April 4, 2003 the Company made a cash payment of EUR200,000 for the loans to related parties and shareholders to repay principal in the amount of EUR154,931 and interest accrued at the contractual rate of 5% in the amount of EUR45,069. As of the date of the repayment the total amount accrued for loans from related parties and shareholders including accrued interest amounted to EUR177,735. The partial repayment of the loans from related parties and shareholders had to be accounted for as a capital transaction. Accordingly, the Company derecognized EUR112,868 of the accrued long-term debt to related parties and shareholders. The difference of EUR87,132 between the cash payment and the derecognized debt was debited to additional paid in capital in the amount of EUR46,031, income tax expense in the amount of EUR7,816 and deferred taxes in the amount of EUR33,285.

As of December 31, 2003 and 2002, principal and interest accrued at the contractual rate of 5% on the loans from related parties and shareholders amounted to EUR111,987 and EUR304,672, respectively. Net of unamortized discount of EUR41,719 and EUR131,998 we recorded EUR70,268 and EUR172,674 as of December 31, 2003 and 2002, respectively, in our consolidated balance sheets for long-term debt from related parties and shareholders, which are comprised as follows:

Long-term debt to related parties:

                                                                        DECEMBER 31,
                                                                        ------------
                                                                   2003                2002
                                                                   ----                ----
BC Funds, Channel Islands                                        27,493               67,569
Teabar Capital Corp., Toronto, Canada                            15,048               36,981
Capital d'Amerique CDPQ, Montreal, Canada                             0               28,362
Caisse de depot et placement du Quebec, Canada                   11,540                    0
Dr. Hellmut K. Albrecht, Munich, Germany                             84                  193
Cornelius Geber, Hamburg, Germany                                     0                   43
                                                                 ------              -------
Total related parties                                            54,165              133,148
                                                                 ------              -------

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------

BC Funds, if calculated together, Teabar Capital Corp. and Caisse de depot et placement du Quebec each own and Capital d'Amerique CDPQ owned a share of more than 10% in the Company. Dr. Hellmut K. Albrecht is and Cornelius Geber was a member of the supervisory, respectively, advisory board of the Company.

Long term debt to shareholders:

                                                                           DECEMBER 31,
                                                                           ------------
                                                                     2003                2002
                                                                     ----                ----
BdW GmbH & Co. KG, Frankfurt, Germany                               3,964                9,742
HVB-Offene Unternehmensbeteiligungs-AG,
    Munich, Germany                                                 3,964                9,742
South Light Investment Pte Limited, Singapore                       3,964                9,742
HarbourVest III-Direct Fund L.P., Delaware, USA                     2,379                5,845
Crescat Equity 1 Beteiligung GmbH & Co. KG,
    Hamburg, Germany                                                  924                2,269
Laranjedo Servicios e Gestao Lda.,
    Madeira, Portugal                                                 793                1,949
Michel Guillet, Paris, France                                          47                  115
Patrice Hoppenot, La Celle Saint Coud, France                          23                   57
Raymond Svider, Paris, France                                          23                   57
Cornelius Geber, Hamburg, Germany                                      18                    0
Celia Guillet, Paris, France                                            1                    3
Edouard Guillet, Paris, France                                          1                    3
Vincent Festquet, Paris, France                                         1                    1
Remi Terrail, Paris, France                                             1                    1
                                                                   ------               ------
Total shareholders                                                 16,103               39,526
                                                                   ------               ------

C)       LOANS FROM AFFILIATED COMPANIES

Pursuant to a loan facility agreement, also referred to as the upstream loan, the Company's subsidiary Grohe Beteiligungs AG & Co. KG ("Grohe Beteiligungs") lent the Company EUR125,000 on April 3, 2003. The upstream loan bears interest at a rate of 12% per year to July 31, 2006, at 14% per year from August 1, 2006 to July 31, 2009 and at 16% per year thereafter until it matures on November 30, 2011. Grohe Aktiengesellschaft may prepay the upstream loan and the interest accrued on the upstream loan in whole or in part by setting off its rights to withdraw profits from Grohe Beteiligungs. To the extent the upstream loan and the interest accrued are not paid by set-off, Grohe Aktiengesellschaft will repay those amounts on the earlier to occur of November 30, 2011 and the date on which all amounts payable in respect to bonds of the Company have been repaid in full. The upstream loan is subordinated to the bonds and no cash payment may be made prior to the repayment of the bonds.

                            GROHE AKTIENGESELLSCHAFT
                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------

D)       FUTURE MATURITIES OF LONG-TERM DEBT

Financial liabilities maturing during the next five years and thereafter are as follows:

                                                       LONG-TERM
                                                    DEBT TO RELATED
                                                      PARTIES AND              UPSTREAM
                                    BOND              SHAREHOLDERS               LOAN                   TOTAL
                                    ----              ------------               ----                   -----
2004                                       0                  0                       0                      0
2005                                       0                  0                       0                      0
2006                                       0                  0                       0                      0
2007                                       0                  0                       0                      0
2008                                       0                  0                       0                      0
Thereafter                           200,000             70,268                  96,375                366,643
                                     -------             ------                  ------                -------
Total long-term debt                 200,000             70,268                  96,375                366,643
                                     -------             ------                  ------                -------

NOTE 4.  NONCASH INVESTING AND FINANCING ACTIVITIES

As of December 31, 2003, Grohe Aktiengesellschaft set off principal outstanding under the upstream loan in the amount of EUR28,625 and accrued interest in the amount of EUR11,375 against its rights to withdraw profits from Grohe Beteiligungs.